Form 20-F
period 1997-12-31
GENSET
filed 1998-05-11
CIK 1014622

     As filed with the Securities and Exchange Commission on May 11, 1998

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                                -----------------

                                    FORM 20-F

(Mark One)

/ / REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

/X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the fiscal year ended:  December 31, 1997

/ / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
         For the transition period from _____ to _____

                         Commission file number 0-29526

                                     GENSET
             (Exact name of Registrant as specified in its charter)

                                     France
                 (Jurisdiction of incorporation or organization)

                                 24, rue Royale
                               75008 Paris, France
                               + 33 1 55 04 59 08
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:



 Title of each class to be so registered                                       Name of each exchange on
                                                                         which each class is to be registered

American Depositary Shares, each representing
one-third of one Ordinary Share                                                 Nasdaq National Market

Ordinary Shares, nominal value FF 17 per share                                  Nasdaq National Market*



         * Approved for listing (not for trading), but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the Nasdaq National Market.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding Ordinary Shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     Ordinary Shares, nominal value FF 17 per share: 7,189,087

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

                                 Yes /X/ No / /

Indicate by check mark which financial statement item the Registrant has elected to follow:
                             Item 17 / / Item 18 /X/

                                TABLE OF CONTENTS


Introduction................................................................................................  3
Exchange Rate Information...................................................................................  3
Forward-Looking Statements..................................................................................  4



                                     PART I


ITEM 1:           Description of Business.................................................................... 4
ITEM 2:           Description of Property................................................................... 33
ITEM 3:           Legal Proceedings......................................................................... 34
ITEM 4:           Control of Registrant......................................................................34
ITEM 5:           Nature of Trading Market.................................................................. 35
ITEM 6:           Exchange Controls and Other Limitations Affecting Security Holders........................ 38
ITEM 7:           Taxation.................................................................................. 40
ITEM 8:           Selected Consolidated Financial Data...................................................... 47
ITEM 9:           Management's Discussion and Analysis of Financial Condition and
                  Results of Operations..................................................................... 48
ITEM 10:          Directors and Officers of the Registrant.................................................. 54
ITEM 11:          Compensation of Directors and Officers.................................................... 62
ITEM 12:          Options to Purchase Securities from Registrant or Subsidiaries............................ 62
ITEM 13:          Interest of Management in Certain Transactions............................................ 64



                                     PART II



ITEM 14:          Description of Securities to be Registered................................................ 64



                                    PART III


ITEM 15:          Defaults upon Senior Securities........................................................... 64
ITEM 16:          Changes in Securities and Changes in Security for Registered Securities
                  and Use of Proceeds....................................................................... 64



                                     PART IV


ITEM 17:          Financial Statements...................................................................... 66
ITEM 18:          Financial Statements...................................................................... 66
ITEM 19:          Index to Financial Statements and Exhibits and Signature.................................. 66


                                  Introduction

         Genset's consolidated financial statements that form part of this Annual Report on Form 20-F (the "Annual Report") are presented in French francs and prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

Solely for the convenience of the reader, this Annual Report contains translations of certain French franc amounts into U.S. dollars at specified rates. These translations should not be construed as representations that the French franc amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise stated, the translations of French francs into U.S. dollars have been made at the rate of FF 6.0190 to $1.00, or 16.61 cents to FF 1.00, the noon buying rate in New York City for cable transfers in French francs as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 1997 (the "Noon Buying Rate").

                           ---------------------------

         All references herein to "United States" are to the United States of America, references to "U.S. dollars," "U.S. $," "$" or "cents" are to the currency of the United States, references to "France" are to the Republic of France and references to "French francs," "francs" or "FF" are to the currency of France.

                           ---------------------------

         Genset is a societe anonyme organized under the laws of France (the "Company"). Its principal executive offices are located at 24, rue Royale, 75008 Paris, France and its telephone number is + 33 1 55 04 59 00.

                            Exchange Rate Information

         For a discussion of the impact of currency fluctuations on the Company's financial condition and results of operations, see "Item 9:
Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Results of Operations -- Impact of Currency Fluctuations".

         The following table sets forth, for the periods indicated, certain information concerning the exchange rate between French francs and U.S. dollars based on the Noon Buying Rate (expressed as French francs per U.S. dollar). Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by the Company in the preparation of its consolidated financial statements included elsewhere in this Annual Report.



Year                                   Period-End Rate     Average Rate(1)         High              Low
----                                   ---------------     ------------            ----              ---
1993........................                 5.92                5.69              6.06             5.30
1994........................                 5.34                5.51              5.98             5.11
1995........................                 4.90                4.96              5.39             4.78
1996........................                 5.19                5.12              5.29             4.90
1997........................                 6.02                5.85              6.35             5.19
1998 (through April 30, 1998)                6.02                6.11              6.21             5.97


----------

(1) The average of the Noon Buying Rates on the last business day of each month during the relevant period.

                           Forward-Looking Statements

         This Annual Report on Form 20-F contains certain forward-looking statements that involve risks and uncertainties relating to the future financial and technological performance of the Company. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In evaluating such statements, readers should specifically consider factors which could affect expected results, including, but not limited to, those highlighted in the relevant sections hereof and principally: (i) the inability to maintain or initiate third-party arrangements which generate revenues, in the form of license fees, research and development support, royalties and other payments, in return for rights in technology or products under development by the Company; and (ii) delays or difficulties in developing or acquiring genomics technologies and technical and managerial personnel to fulfill gene discovery programs at reasonable costs. Readers are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly any revisions to forward-looking statements to reflect any changes in events, conditions or circumstances on which such statements are based.

                                     PART I

                         ITEM 1: Description of Business

General

         Genset is a fully integrated genomics company engaged in providing tailored genomics information to the pharmaceutical industry through focused strategic partnerships. The Company's mission is to assist pharmaceutical companies in the discovery, development and marketing of their drugs through the discovery and analysis of common disease and drug response genes. To optimize its search for medically relevant genes, the Company has assembled a unique high-throughput, industrial-scale genomics technology platform based on a variety of proprietary technologies:

         -    high resolution mapping;
         -    high-throughput sequencing;
         -    functional polymorphism scanning ("FPS");
         -    high-throughput oligonucleotide synthesis;
         -    5 prime sequence and regulatory region identification;
         -    BioIntelligence analysis software; and
         -    NetGene-TM- and SignalTag-TM- databases.

The Company believes this integrated array of technologies will accelerate the identification of disease-related and drug response genes and regulatory regions. See " -- The Company's Technology."

         By virtue of the Company's comprehensive approach and new technology, it considers itself a next generation genomics company. To date, other genomics companies have focused principally on one of two approaches: random sequencing to identify genes or gene fragments without regard to their role in the disease process; or positional cloning (the identification of a disease-specific gene by applying a series of mapping and sequencing techniques to a collection of DNA samples from affected families). The Company's technological strategy is to apply large-scale, industrial techniques to the systematic and comprehensive analysis of the human genome. The Company's strategy relies upon genome-wide association studies in unrelated individuals. See " -- Strategy -- Technological Strategy."

         The Company has developed an original approach to gene discovery based on its proprietary high density biallelic marker map. The Company expects this map to enable it to conduct genome-wide studies in unrelated individuals and thereby overcome the limitations of conventional familial studies. In this way, the map will optimize the Company's gene discovery efforts by allowing it to rapidly, comprehensively, and cost-effectively home-in on the multiple genes associated with many common diseases. See " -- The Company's Technology -- Mapping." In addition, this approach has opened the door to the new field of pharmacogenomics by enabling the Company to isolate the genes involved in drug response pathways using routine clinical samples of unrelated patients with specific clinical traits. On the basis of the Company's integrated approach utilizing industrial-scale mapping, sequencing and polymorphism analysis, the Company believes it is in a position to lead the industry in the development of genomics information for the analysis and prognosis of drug response and side effects. See " -- The Company's Pharmacogenomics Program."

         The Company's current commercial objective is to capitalize on its broad platform of genomics technologies to diversify its business opportunities and generate multiple revenue streams that will lead to sustained revenue growth. These multiple revenue streams include research and development fees and milestones, clinical milestones and royalties on drug sales. The Company exploits business opportunities in three business areas which together provide targeted services to the pharmaceutical industry throughout the drug life cycle. These three business areas are: disease gene discovery, gene libraries, and pharmacogenomics. The Company has focused its disease gene discovery efforts on common diseases involving multiple genes (multigenic diseases) such as cardiovascular and central nervous system ("CNS") diseases, osteoporosis and cancers. The Company's strategy to attain its commercial objective is to form strategic partnerships with pharmaceutical companies in each of its business areas. To date, the Company has entered into five strategic alliances with:

    - the French pharmaceutical company Synthelabo to discover genes associated with prostate cancer;

    - Janssen Pharmaceutica, N.V., a subsidiary of the U.S. pharmaceutical company Johnson & Johnson, to discover genes related to schizophrenia;

    - Abbott Laboratories in the field of pharmacogenomics to discover markers and genes associated with drug response and side effects of existing drugs, including an initial program on an Abbott drug for the treatment of asthma, Zileuton, and to jointly develop and market diagnostic products based on these discoveries;

    - Genetics Institute ("GI"), a subsidiary of American Home Products, for the inclusion of the Company's SignalTag-TM- sequence database and full-length clones for secreted proteins in GI's
         DiscoverEase-Registered Trademark- program; and

    - the U.S. agricultural biotechnology company Ceres for applications of the Company's sequencing and bioinformatics technology in this field.

See " -- Strategy -- Commercial Strategy," " -- The Company's Disease Gene Discovery Programs", "-- The Company's Gene Libraries", "-- The Company"s Pharmacogenomics Programs", and " -- Strategic Partnerships and Collaborative Agreements -- Strategic Partnerships."

         The Company has developed a worldwide network of academic and clinical collaborations to assist in the collection of DNA samples for targeted disease gene discovery programs. As of April 30, 1998, the Company was engaged in specific collaborations with the Royal College of Surgeons in Ireland ("RCSI") relating to cardiovascular disease, with the Technion Research and Development Foundation in Israel relating to osteoporosis, obesity and prostate cancer, with the Parmenio Pinero Hospital in Buenos Aires and the Laboratorio Argentino de Biologica Molecular ("LABIMO", or Argentinian Laboratory of Molecular Biology) relating to CNS disorders, with the Centre de Recherche pour les Pathologies Prostatiques ("CEREPP" or Research Center for Prostate Pathologies, France) relating to prostate cancer, and with the Centre d'Etude du Polymorphisme Humain ("CEPH" or Center for the Study of Human Polymorphism, France), relating to aging diseases. See " -- Strategic Partnerships and Collaborative Agreements -- Collaborative Agreements."

         In addition to its research and development activities, the Company's Oligonucleotides Division manufactures and sells synthetic DNA. This business is strategically valuable since the Company's genomics activities require the use of large quantities of high-quality synthetic DNA. The Company believes its Oligonucleotides Division is the largest manufacturer in the world of synthetic DNA. At present, the Company uses approximately half of its synthetic DNA production capacity for its internal research programs and the other half is sold worldwide. The Company has adapted many of the industrial production and quality control techniques from its synthetic DNA business to its mapping and sequencing operations and has applied these techniques to its disease gene discovery, gene libraries, and pharmacogenomics programs. See " -- Manufacturing and Marketing -- Synthetic DNA."

Scientific Overview

The Genome

         The genome is the total DNA content of an organism. DNA is composed of four constituent compounds, known as bases or nucleotides: adenine (A), thymine
(T), guanine (G) and cytosine (C). The sequence or order of these bases is the code that determines the structure and function of all organisms. The human genome is arranged into 46 separate pieces known as chromosomes. Chromosomes and their genes are present in identical form in the nucleus of each cell of an organism. Chromosomal DNA is in the form of a double helix. The base adenine in one strand is always found opposite the base thymine in the other strand, and the base guanine is always opposite the base cytosine. A and T are therefore said to be complementary, as are G and C. The human genome consists of approximately three billion bases.

         Certain DNA sequences on these chromosomes are coding regions, called genes. A single gene will exist in different forms, known as alleles. The beginning sequence of the gene is called 5 prime (5') and the end is called 3 prime (3'). The human genome is estimated to contain 100,000 genes that make up roughly 5% of humankind's total DNA. Each cell of any given organ or tissue uses only a subset of the 100,000 genes. Some of the non-coding DNA sequences, generally located immediately before the 5 prime sequences, turn on or off the genes in the different tissues. These are referred to as regulatory regions. The function of the rest of the genome is still unknown.

How Genes are Expressed

         The function of genes is to direct the production of proteins. Proteins are large molecules that control all biological processes. They are composed of constituent compounds known as amino acids. The order of the bases in DNA determines the order of amino acids in a protein. In order for a gene to direct the production of a protein, an enzyme known as RNA polymerase reads a strand of a gene and makes a strand of RNA (a molecule similar to DNA) that consists of a string of bases complementary to that of the DNA of the gene. This process is known as transcription and results in the production of messenger RNA (mRNA). Messenger RNA directs the assembly of amino acids in a sequence that corresponds to the order of the bases of the mRNA. When amino acids are linked together a protein results and the gene is said to be expressed. In other words, the expression of a gene is the production of the specific protein that corresponds to the DNA code of that gene. The structure and function of the protein are determined by the order of its constituent amino acids and thus indirectly by the order of the bases of the gene from which it is derived.

The Role of Genes in Disease

         Each human genome has approximately three billion bases arranged in a unique order. Bases that vary within DNA sequences from one individual to another are known as polymorphisms. Polymorphisms result from changes in specific DNA bases known as mutations. Since protein structure is ultimately determined by the sequence of bases in a gene, mutations can (but do not always) affect the functioning of a gene and thereby either enhance or diminish the effectiveness of a protein. If a mutation or mutations result in the improper functioning of a protein, a disease, or an increased susceptibility to a disease, can result.

         The different forms that exist of any given gene are known as alleles. Disease causing alleles can be of high penetrance or low penetrance. A highly penetrant allele will lead to a hereditary genetic disease which will have an early onset independent of environmental conditions. Highly penetrant disease alleles will most often appear in related individuals, but remain rare in the population. Low penetrance disease alleles, however, are more frequent in the population, and lead to common diseases with a later onset that are dependent on a combination of precipitating conditions.

         A low penetrance allele will cause an individual to be predisposed to a common disease but not necessarily manifest it. In fact, the actual number of individuals who show symptoms of the disease will be a small sub-population of the total number of individuals carrying the disease allele. This is because the polymorphism cannot independently cause the condition without the influence of environmental and other factors which, in combination, will lead to precipitation of the disease. Age is a common precipitating factor. Many common diseases occur more often in the elderly, for example, Alzheimer's disease. Environmental influences may also lead to the precipitation of the disease. For example, ultraviolet light may lead to the onset of cancer or stress may lead to the onset of CNS disorders. The presence of another interacting disease allele may also lead to the development of disease.

         Since diseases caused by low penetrance alleles are manifested by only a small percentage of persons carrying the allele, such a disease will rarely occur with an identifiable hereditary pattern in which several members of the same family are affected by the disease. Patients manifesting such a disease therefore appear as sporadic cases. Samples will typically only be available from unrelated individuals. This is why it is almost impossible to discover low penetrance disease causing genes using familial analysis, which is more suitable for high penetrance gene discovery. This is critical as about 90% of patients affected with a given common disease, such as Alzheimer's disease, depression, schizophrenia or hypertension, carry high frequency, low penetrance alleles. The Company believes that the most efficient way to discover low penetrance disease alleles in unrelated individuals is by using genome-wide association studies.

Genomics and Drug Discovery

         Genomics is the systematic analysis of the structure and function of the genome. Genomics enables scientists to establish the order or sequence of DNA bases and to identify disease-related genes. It is believed that once these genes are identified, scientists will be able to determine the molecular mechanisms that cause the disease and that these steps will furnish new targets for drug screening. Drugs developed in this way are potentially more efficacious than current drugs since they treat the cause of a disease rather than the symptoms and, because they are developed based on the molecular mechanisms specifically related to a disease, may have fewer side effects. To date, no drug has been developed based on genomics research.

Pharmacogenomics

         Pharmacogenomics is the application of genomics technologies to the analysis and identification of genes involved in drug response pathways, such as drug metabolism and side-effects. It encompasses the discipline of pharmacogenetics, which is the study of genes specifically related to drug metabolism. Pharmacogenomics emerged as a new discipline during 1997 with the advent of high-resolution mapping tools that first made it possible to apply genomics analysis to clinical trial data.

         Drug efficacy and toxicity may be considered as multifactorial traits that involve pathways of interacting proteins in much the same way as complex diseases. Just as genetic variations may lead to disease they may also determine why individuals have a different response to a particular drug. There may be several reasons why individuals respond differently to a drug or are non-responders. It is known that several independent alleles can cause the same disease in different individuals. In general, a given drug targets only one allele and hence it will only be efficient in the patients carrying the target allele. Therefore, patients who either do not carry the targeted allele, or have a polymorphism in this allele, will not respond to the drug. Individual variations in genes that code for proteins in a metabolic pathway can affect the metabolism of a drug and thus its efficacy and potential toxicity. A side effect can be regarded as a disease pathway in itself, which has been triggered by an artificial factor, the drug. Interaction of the drug with proteins that resemble the target may induce alternative pathways which could potentially cause side effects.

Physical Mapping

         To analyze the human genome, scientists need to fragment DNA into small stretches of a few hundred, typically 500, bases in length, the maximum size that automated DNA sequencers can process. Physical mappers take the approximately three billion bases of the human genome and cut them randomly into thousands of overlapping fragments of 100,000 to one million bases. These large DNA fragments are stored and replicated in either yeast or bacterial cells through the construction of Yeast and Bacterial Artificial Chromosomes (YACs and BACs). YACs and BACs are yeast and bacterial chromosomes to which large fragments of human genomic DNA have been added. The yeast and bacterial cells replicate these artificial fragments of human DNA along with their own DNA when they undergo cell division. YACs contain fragments of up to one million bases of human DNA while BACs contain fragments of approximately 100,000 bases of human DNA. BACs are, in turn, further fragmented into stretches of a few hundred bases long that can be sequenced. YAC and BAC libraries are key tools for physical mapping and the efficient sequencing of DNA fragments because the overlapping fragments of human DNA contained in YACs and BACs cover the entire region to be sequenced and can be ordered and further fragmented into stretches of DNA small enough to be sequenced.

Genetic Mapping

         Genetic mapping is a technique enabling scientists to identify a region or regions of the genome that is likely to contain a gene associated with a particular disease or clinical trait. This technique requires a collection of DNA samples from individuals affected by the disease and utilizes a tool called a genetic map. A genetic map is an ordered set of known stretches of DNA sequences or markers at polymorphic sites spaced along the genome. Scientists test the DNA of both the affected and non-affected individuals and through statistical analysis are able to identify the region or regions of the genome which are likely to contain a gene related to the disease or clinical trait.

Association Studies

         An association study compares DNA samples from individuals with a given trait with those of unaffected individuals to determine which alleles are associated with the particular trait. An allele is said to be associated with a disease when carriers of this allele are more frequent among patients than among unaffected people. When candidate genes that are derived from biological studies are available, they can be tested using association studies. Furthermore, genome-wide association studies allowing the study of human genes throughout the genome, even in the absence of a priori knowledge about the disease pathway, would be an ideal means to pinpoint the polymorphisms associated with a given disease or drug response trait in unrelated individuals.

The Company's Technology

Mapping

         The Company uses genetic and physical maps to locate which regions of the genome may contain medically relevant genes. The Company uses genetic mapping to identify a region or regions of the genome that is likely to contain a gene associated with a particular disease or drug response, and physical mapping to establish a set of ordered, overlapping DNA fragments in those regions of the genome that may be of commercial interest. Genetic mapping involves a statistical comparison of DNA samples from affected and non-affected individuals affected by a disease. The Company believes it has access to suitable DNA collections to perform this statistical analysis for its current programs. The Company uses physical mapping to generate genetic maps and to sequence specific regions of DNA. Instrumental to the Company's mapping effort is its proprietary BAC library containing 300,000 fragments of human genomic DNA from which the Company is generating an ordered sub-library of 20,000 BACs that constitutes a physical map covering the entire human genome. The Company uses a fully automated fluorescence in situ hybridization ("FISH") hardware and software system to confirm chromosomal locations of all BACs of interest. To the Company's knowledge, this is the first system in the world for FISH-based automated quality control of high resolution maps. It is the Company's intention to develop additional industrial-scale FISH-based technologies to further support its high resolution mapping effort.

         In February of 1996, Dr. Daniel Cohen, a co-founder and former Scientific Director of both CEPH and Genethon, joined the Company and was followed in the spring of 1996 by the 25 member CEPH mapping team. In 1993, CEPH and Genethon collaborated to produce the first physical map and the most comprehensive genetic map of the entire human genome. Both maps have been widely used by the genomics community and have served as the basis for subsequent maps. In 1995, Genethon published a genetic map with over 5,000 markers. The Company believes that its team is one of the foremost mapping groups in the world and that the expertise of its members enhance the Company's ability to rapidly identify disease-related genes. The Company's extensive mapping know-how enables it to produce its own high resolution maps for specific regions of interest of the genome.

Biallelic Marker Map

         The Company is developing a completely new genetic map known as the high resolution biallelic marker map which it believes will be a revolutionary tool for gene discovery and pharmacogenomics. This high resolution map is a collection of single nucleotide polymorphisms ("SNPs"), known as biallelic markers, that are evenly distributed throughout the human genome. The Company believes that the detail and accuracy of this map will give it a major competitive advantage by allowing it to conduct a genome-wide search for disease and drug response genes. This task is made feasible through the association of the biallelic markers with genes of clinical relevance. The Company generates an average of three biallelic markers from each BAC.

         Once a marker associated with a disease or drug response trait has been identified, this ordered library can be used to locate the position of the associated gene in the human genome. Biallelic markers, which are inherently binary, can be readily incorporated in automated assays. Genotyping is the determination of the polymorphism composition of an individual's genome with respect to a specific set of markers. The Company has a fully automated high-throughput genotyping technology with a capacity exceeding 20,000 genotypes per day.

         The Company's approach uses the phenomenon of linkage disequilibrium to find genes in close vicinity to its biallelic markers. Linkage disequilibrium is the tendency for alleles at nearby genomic sites to be found together in the same individual. This is because the closer the alleles the less chance they have of being separated during evolution. The Company's approach uses linkage disequilibrium to narrow down the search for disease and drug response genes. Due to linkage disequilibrium, when a marker at a given site is found at high frequency, one can expect that the gene found in the vicinity of this marker occurs at high frequency as well. Once a marker associated with a given disease or drug response has been identified, the identification of the gene is greatly simplified as its position has already been determined by mapping in the ordered BAC library. Therefore, the Company will be able to easily locate the target gene from the known position of the BAC fragment (to the nearest 50,000 to 100,000 bases). This is much more specific than the familial approach, which can only estimate the location of a gene to the nearest 5 million to 50 million bases. The Company can then effectively sequence a relatively short piece of DNA to obtain the sequence of the target gene and discover any functional polymorphisms in the gene sequence thought to be associated with disease or drug response.

         The Company's industrial-scale mapping facility is housed in its Genomics Research Center in Evry, France. This facility uses the Company's proprietary high resolution maps based on BACs with a five-fold increase in scale relative to the previous CEPH operation. This unique facility is designed to identify rapidly and precisely those genes associated with particular diseases and drug response. The Company's production of the high density biallelic marker map relies on its fully integrated, industrial-scale platform of technologies, specifically: high-throughput sequencing and oligonucleotide production (DNA synthesis), functional polymorphism scanning ("FPS") and bioinformatics. See " -- Sequencing", "Manufacturing and Marketing -- Synthetic DNA"," -- Functional Polymorphism Scanning ("FPS")", and " -- NetGene-TM- and SignalTag-TM- Databases and BioIntelligence Analysis Software."

Sequencing

         Sequencing technology is used by the Company to determine the order of the bases or nucleotides that compose DNA. The Company believes that it has established one of the largest high-throughput sequencing operations in the world. Located in Evry, France this approximately 20,000 square foot facility, was relocated and expanded during 1997 so as to be an integral part of the Company's Genomics Research Center.

         The Company's sequencing facility is organized as an industrial production unit to maximize both efficiency and accuracy and is characterized by automation of tasks, control and command workstations, quality control with bar-code systems and high and "just-in-time" throughput. Several proprietary technologies are used for the preparation and separation of templates at various steps of the sequencing process. The equipment consists of a range of automated sequencers, sequencing reaction robots, preparation robots and thermocyclers. The sequencing facility includes sophisticated robotics and the Company's proprietary advanced process control and sequence verification software. The Company's sequencing facility utilizes the most advanced sequencing equipment commercially available and serves as a pre-marketing test site for more advanced equipment not yet on the market. Current throughput is approximately five million bases per day with greater than 99.5% accuracy. The Company expects to increase its sequencing capacity to ten million bases per day during 1998.

         Since genes are scattered throughout the genome, but make up only about 5% of the genome, special techniques must be used to find them. Once the Company has sequenced a region, it uses several complementary techniques, including its 5 prime sequence identification technology ("The 5 Prime Technology") and its NetGene-TM- and SignalTag-TM- databases and BioIntelligence analysis software, to detect genes and regulatory regions.

Identification of 5 Prime Sequences

         The Company has developed a technique, for which it has filed two patent applications, which enables it to rapidly isolate the 5 prime sequences of genes. See " -- Patents and Proprietary Rights -- The Company's Patent Portfolio and Strategy." 5 prime sequences are stretches of DNA that are located at the beginnings of genes. Once these 5 prime sequences are isolated, the Company sequences them at its high throughput sequencing facility and inputs the resulting data into its NetGene-TM- database. As of April 30, 1998, the Company had identified over 56,000 different 5 prime sequences. By scanning its database of sequenced regions for these 5 prime sequences, the Company can locate both genes as well as regulatory regions, which typically are located immediately prior to the 5 prime sequences of genes. In addition, using only its BioIntelligence analysis software, the Company was able to compile SignalTag-TM-, a specialized subset of NetGene-TM-, containing sequences which correspond to genes coding for secreted proteins. See " -- NetGene-TM- and SignalTag-TM- Databases and BioIntelligence Analysis Software."

Identification of Regulatory Regions

         Gene regulatory elements represent important therapeutic targets and may also have potential utility in gene therapy. Regulatory regions are sequences of DNA that serve as on/off switches for the genes under their control. Regulatory regions are usually located immediately before the beginning of a gene. In 1994, the Company launched a program dedicated to identifying, sequencing and analyzing the regulatory regions of the human genome in an effort to provide new information about the processes controlling gene expression. Since the DNA sequences of regulatory regions exhibit characteristic patterns, software can be used to recognize these characteristic patterns and detect regulatory regions, and the genes which typically follow them, within sequenced regions. See " -- NetGene-TM- and SignalTag-TM- Databases and BioIntelligence Analysis Software." In addition, the Company has developed and filed a patent application for another technique based on its database of 5 prime sequences which enables it to analyze the variation in the gene expression patterns in normal and diseased tissues, called tissue expression patterns. The Company's regulatory region program through June 30, 1997 was conducted in collaboration with Genethon. Pursuant to an agreement with Genethon, the regulatory region data that resulted specifically from this collaboration is the joint property of the Company and Genethon. Each of the parties is granted the right to apply for patents and any commercial rights on any applications it independently develops from this data. Genethon has never applied for such a patent and the Company believes that Genethon has no intention to do so.

NetGene-TM-  and SignalTag-TM-  Databases and BioIntelligence Analysis Software

         The Company has established a proprietary database of genomic information known as NetGene-TM-. This database contains extensive data on genomic sequences, genes, 5 prime sequences, regulatory regions and tissue expression patterns. As of April 30, 1998, NetGene-TM- contained over 56,000 different 5 prime cDNA sequences, each corresponding to a different human gene. NetGene-TM- integrates information discovered by the Company with data available from public sources. The NetGene-TM- database is not available commercially.

         The NetGene-TM- database was enhanced in early 1997 by SignalTag-TM-, a specialized database of secreted protein sequences. SignalTag-TM- is a subset of NetGene-TM- which was electronically compiled by Genset using its proprietary BioIntelligence analysis software. The SignalTag-TM- database contains over 3,000 cDNA sequences, of which the majority are new sequences (not characterized in public databases) which correspond to unknown genes coding for new secreted proteins. The Company's secreted protein sequences are located at the 5 prime end of the coding region. Each sequence, known as the signal sequence, codes for a specific amino-acid region located at the N-terminal side of the protein, which is used by the cell to direct the protein toward a secretory pathway. Application of Genset's 5 Prime Technology is instrumental in the rapid and systematic identification of these signal sequences. Therapeutic applications of SignalTag-TM- are included in the Company's portfolio of exclusive licensing opportunities offered to pharmaceutical collaborators. On July 25, 1997, the Company entered into an exclusive license agreement with Genetics Institute ("GI"), a subsidiary of American Home Products, to provide access to its SignalTag-TM- sequence database and full-length clones for secreted proteins for inclusion in GI's DiscoverEase-Registered Trademark- program aimed at pharmaceutical collaborators. See " -- Strategic Partnerships and Collaborative Agreements -- Strategic Partnerships -- Genetics Institute License and Distribution Agreement."

         Bioinformatics is the application of computer technology to the analysis of complex genomic data. The Company has enhanced its bioinformatics capabilities with artificial intelligence tools. The resulting proprietary BioIntelligence software analyzes the DNA sequence data in the NetGene-TM- and SignalTag-TM- databases and develops rules for recognizing patterns characteristic of secreted proteins, genes and regulatory regions. DNA sequences identified as secreted proteins, genes or regulatory regions can then be fed into the Company's FPS program to identify those related to disease. The secreted protein sequences in the SignalTag-TM- database provide additional depth to the Company's portfolio of genomics research products and represent an important advance for the Company's BioIntelligence program. The Company also uses its BioIntelligence analysis software to edit sequence data from public sources to remove the redundancies and inaccuracies that can limit the utility of these databases, and to conform the format of data from these numerous databases to that of its NetGene-TM- and SignalTag-TM- databases. The capabilities of the BioIntelligence program increase as more data becomes available from the Company's mapping and sequencing activities and from public sources.

Functional Polymorphism Scanning ("FPS")

         FPS is the Company's automated and systematic technology to identify genes and markers related to diseases and drug response by detecting and analyzing the frequency of DNA sequence variations or polymorphisms in affected populations. Functionally identical genes generally have slightly different DNA sequences from one individual to another. Many of these DNA sequence variations are largely medically irrelevant. However, some sequence variations either cause a disease, or create an increased susceptibility to a disease, or are involved in drug response and drug side effects. It is these polymorphisms that have commercial potential and that the Company's FPS technology is designed to identify.

         The Company uses its FPS technology to compare the DNA sequences of a number of individuals with a given disease or drug response trait with those individuals who do not have the trait. The polymorphisms that appear more frequently in individuals who have a given trait are generally those that are specifically associated with the trait. FPS can be performed efficiently using DNA samples from unrelated individuals and from routine clinical trials, thus reducing the time and cost involved in obtaining patient DNA samples. Since FPS can be used on clinical trial samples, it can be used to support pharmacogenomics analysis for drug response and side effects as well as for disease gene discovery programs. Also, FPS can be carried out with the Company's proprietary biallelic markers and can be used to identify multiple genes implicated in a disease or drug response. FPS allows genome-wide scanning so that several genomic regions can be analyzed in parallel and several genes can be sought at the same time.

         FPS relies on extensive know-how and trade secrets. In addition, FPS requires a large amount of high quality synthetic DNA for which the Company is one of the world's leading suppliers. See " -- Manufacturing and Marketing -- Synthetic DNA."

Strategy

         The Company's mission is to assist pharmaceutical companies in the discovery, development and marketing of their drugs through the discovery and analysis of common disease and drug response genes. The Company's current commercial objective is to capitalize on its broad platform of genomics technologies to diversify its business opportunities and generate multiple revenue streams that will lead to sustained revenue growth. The Company's strategy is to enter into strategic partnerships with pharmaceutical companies in each of its three target business areas: disease gene discovery, gene libraries, and pharmacogenomics.

Technological Strategy

         The Company's technological strategy is to apply large-scale, industrial techniques to the systematic and comprehensive analysis of the human genome. The Company's strategy specifically utilizes genome-wide association studies to investigate multiple gene pathways and not just single candidate genes. This unique approach is made possible by the accuracy and high resolution of the Company's biallelic marker map. By analyzing human genetic diversity, the Company expects the map to enable it to pinpoint the polymorphisms associated with a clinical trait through the comparison of unrelated individuals with and without the clinical trait. Ultimately, a disease or drug response will often be determined by a complicated pathway of interacting proteins. Using this genome-wide approach, the Company can obtain a comprehensive view of most disease genes involved in various interacting pathways rather than focusing on just one candidate gene which is unlikely to give a complete picture. The Company expects its strategy to enable it to more quickly identify and patent genes and regulatory regions related to selected common diseases and drug response and to provide more complete information about the genetic causes of diseases. Each of the Company's technologies contributes to this strategy.

         Speed and efficiency are key to the Company's technological strategy. The Company's high resolution mapping capabilities combined with its large-scale, high-throughput genotyping and sequencing facilities are designed to increase the speed with which it can sequence regions of the human genome. Once the Company has sequenced these regions, its 5 Prime Technology and NetGene-TM- and SignalTag-TM- databases and BioIntelligence analysis software should enable it to identify genes and regulatory regions. The Company expects that its FPS technology will enable it to identify in parallel the multiple genes and markers that are related to disease and to drug response. FPS technology should also enable the Company to decrease its reliance on family DNA samples, and thus decrease the time and cost involved in obtaining patient DNA samples.

         In addition to its focus on speed and efficiency, the Company has undertaken a comprehensive approach to the analysis of the human genome because it believes that possessing more complete information about the genetic causes of diseases will increase the chance that effective drugs will be developed. The Company expects its various technologies to provide it with information about the multiple genes related to a disease.

         To date, very few of the genes related to common diseases have been identified. Identifying and patenting such genes faster than competitors will lead to valuable commercial rights. The Company's strategy for patent protection is to file comprehensive patent applications that combine full-length gene sequences with genomic information of clinical relevance, typically including the corresponding proteins and their functional characterization, related polymorphic markers and functional mutations, together with disease or drug response association data. The Company believes that such comprehensive patents will provide broader and more valuable protection. See " -- Patents and Proprietary Rights."

         There is limited scientific understanding relating to the role of genes in most diseases and relatively few products based on gene discoveries have been developed and commercialized. In addition, the Company's genome-wide and comprehensive approach to find multiple genes related to a disease or drug response and the use of this information to discover therapeutic drugs to find treatment for multigenic diseases or to improve the use of a therapeutic is unproven. There can be no assurance that the approach of competitors will not prove to be more effective or that competitors will not develop alternatives to the Company's biallelic marker map.

Commercial Strategy

         The Company's commercial strategy is to pursue multiple business opportunities to commercialize the results of its research and development work. The Company focuses on strategic partnerships for the development and marketing of drugs resulting from its genomics and pharmacogenomics research. To date, the Company has entered into five strategic alliances with:

    - the French pharmaceutical company Synthelabo to discover genes associated with prostate cancer;

    - Janssen Pharmaceutica, N.V., a subsidiary of the U.S. pharmaceutical company Johnson & Johnson, to discover genes related to schizophrenia;

    - Abbott Laboratories in the field of pharmacogenomics to discover markers and genes associated with drug response and side effects of existing drugs, including an initial program on an Abbott drug for the treatment of asthma, Zileuton, and to jointly develop and market diagnostic products based on these discoveries;

    - Genetics Institute ("GI"), a subsidiary of American Home Products, for the inclusion of the Company's SignalTag-TM- sequence database and full-length clones for secreted proteins in GI's
         DiscoverEase-Registered Trademark- program; and

    - the U.S. agricultural biotechnology company Ceres for applications of the Company's sequencing and bioinformatics technology in this field.

See " -- Strategic Partnerships and Collaborative Agreements -- Strategic Partnerships."

         Research licensing fees and research milestone payments from strategic partnerships provide the Company with a source of revenue in the near term, while clinical milestone payments and royalty payments on therapeutic sales represent a stream of potential medium and long-term revenue. The Company's programs may also include hormones, growth factors or other therapeutic proteins, particularly those derived from its SignalTag-TM- database, which it expects would come to market faster than small molecule drugs since they would require much less development. The Company's focus on regulatory regions may provide another opportunity which could be useful for gene therapy as well as for the development of small molecule drugs to modulate gene expression.

         While the Company anticipates that it will select appropriate commercialization strategies, depending on the product, with several different strategic partners, failure to allocate its resources to those products with the most commercial potential and to the appropriate strategic partners could have a material adverse effect on the Company. Even if the Company is successful in identifying disease-related and drug response genes, relatively few products based on genes have been developed and commercialized to date, and there can be no assurance that the Company or other entities working in collaboration with the Company will be able to discover drugs and develop commercial products based upon its gene discoveries. In addition, the development and commercialization of drugs based on genes discovered by the Company will be subject to the risks inherent in any new drug. Although the Company's contractual arrangements obligate its strategic partners to develop or commercialize genes discovered by the Company in good faith, there can be no assurance that current or future strategic alliance partners will do so or that they will not pursue alternative technologies, or develop alternative drugs either on their own or in collaboration with others, including the Company's competitors, as a means for developing treatments for the diseases targeted by strategic alliances with the Company.

The Company's Gene Discovery Programs

         The Company has focused its gene discovery efforts on common diseases representing major markets for the pharmaceutical industry. The Company's unique approach to association studies has allowed it to optimize its gene discovery programs by enabling it to use DNA samples from unrelated individuals including samples collected by pharmaceutical companies or clinical research organizations during clinical trials, and thus eliminating the time consuming collection of familial samples. By comparing unrelated populations of individuals, the Company is able to provide genomics information with increased statistical value. The Company's comprehensive approach should enable it to provide pharmaceutical companies with multiple targets for drug discovery.

         The Company chose its initial disease targets based on the potential size of the therapeutic market, its access to DNA samples from related and unrelated individuals affected with the disease and the interest expressed by potential strategic partners. The Company has entered into a strategic alliance with Synthelabo for the discovery of genes related to prostate cancer and a research and collaboration license agreement with Janssen Pharmaceutica, N.V., a subsidiary of the U.S. pharmaceutical company Johnson & Johnson, for the discovery of genes related to schizophrenia. See " -- Strategic Partnerships and Collaborative Agreements -- Strategic Partnerships."

         The Company's programs are designed to identify the genes coding for the proteins involved in disease pathways and drug targets, for which it receives research fees and milestones, clinical milestone payments and royalties on sales of therapeutics developed from genomics information. Partners have the exclusive license to use the gene discoveries for clinical development and marketing of therapeutics for a specific disease.

Prostate Cancer

         The Company has established a strategic alliance with the French pharmaceuticals company Synthelabo to discover genes associated with prostate cancer. Pursuant to its research collaboration agreement with CEREPP, the Company has exclusive access to a large collection of DNA samples from affected families and unrelated individuals, as well as DNA and RNA samples from healthy and unhealthy prostate tissues.

         The initial two-year research program was completed on May 8, 1998 and the Company and Synthelabo have agreed to extend their research and development collaboration for a third year during which the Company will search for additional prostate cancer genes. The Company successfully completed all of the research milestones provided for in the initial two-year research program, and as a result of this research filed one patent application related to chromosomal regions suspected to contain genes associated with prostate cancer, and one patent application related to a novel gene associated with prostate cancer. See " -- Strategic Partnerships and Collaborative Agreements -- Strategic Partnerships -- Synthelabo Collaboration Agreement" and " -- Collaborative Agreements -- The CEREPP Research Collaboration Agreement."

         Prostate cancer may represent a significant commercial opportunity as populations of older individuals continue to increase in the developed world. The American Cancer Society estimated that approximately 209,900 new cases of prostate cancer and more than 41,800 deaths associated with the disease would occur in the United States in 1997, representing an increase from approximately 165,000 new cases and 35,000 deaths in 1993.

Schizophrenia

         The Company has established a research collaboration with Janssen Pharmaceutica N.V., a subsidiary of the U.S. pharmaceutical company Johnson & Johnson, for the discovery of genes associated with schizophrenia. The Company believes that Johnson & Johnson's experience in the development and marketing of new products combined with Genset's strength in gene discovery may further development of new drugs in the field of CNS disorders. The Company and third parties have identified regions of DNA containing genes associated with schizophrenia and the Company is using its biallelic marker map to pinpoint the exact location of these genes.

         Schizophrenia is a severe chronic mental disorder that is estimated to affect approximately 1% of the world's population. Schizophrenia is characterized by disturbances of mind and personality, including hallucinations, delusions and a deterioration in psychosocial functioning. The cause of schizophrenia is unknown and there is no known cure for the disease. Current therapy is inadequate both in terms of efficacy and side effects. Approximately 45 million people worldwide suffer from schizophrenia, according to the World Health Organization. Gradually, conventional neuroleptics are being replaced by a new class of anti-psychotics that combine a superior efficacy with reduced side effects. Despite this progress, antipsychotic treatment remains symptomatic and more research into the cause of the disease is necessary to develop better treatments or even a cure for this devastating disease.

Osteoporosis, Aging Diseases and the Centenarians

         The Company has established a gene discovery program for osteoporosis for which it has established a program involving hospitals throughout France to collect DNA samples and associated clinical data from individuals suffering from osteoporosis. In addition, the Company expects to obtain access to samples from patients affected with osteoporosis as part of the research collaboration with the Technion Research and Development Foundation. See " -- Strategic Partnerships and Collaborative Agreements -- Collaborative Agreements -- Technion Research Agreement."

         Osteoporosis is a pathological reduction in bone density that is particularly common in postmenopausal women and is associated with increased fractures of the wrist, spine and hips. It is currently estimated that approximately 15 to 20 million people in the United States suffer from osteoporosis, of whom approximately 80% are women. It is difficult to estimate the size of the U.S. market for drugs used to treat osteoporosis, because some of these drugs are prescribed for other indications. The Company is actively seeking a strategic alliance with a pharmaceutical company to support drug development from the results of its gene discovery program.

         The Company has access through the CEPH Collaboration Agreement to all results from CEPH's research on a large collection of DNA samples from individuals over 95 years of age -- the centenarians. The collection contains DNA from approximately 200 pairs of centenarian siblings. The centenarian samples are particularly valuable because they can serve as negative controls for all diseases related to aging. Any centenarian who is unaffected by a particular aging-related disease, such as osteoporosis, is very unlikely to have the genetic mutation or mutations related to the disease. See " -- Strategic Partnerships and Collaborative Agreements -- Collaborative Agreements -- CEPH Collaboration Agreement."

Cardiovascular Diseases

         The Company has established a gene discovery program for cardiovascular disease which is initially focused on hypertension, thrombosis, restenosis and their complications. In October 1997, the Company entered into a ten-year strategic research collaboration with the Royal College of Surgeons in Ireland ("RCSI") to create a DNA bank and to perform genomics research based on association studies using samples from unrelated individuals, and which initially involves approximately 20,000 patients over a period of five years. As part of the collaborative arrangement, the Company and RCSI formed Surgen, a dedicated joint venture owned 50% by each and located in Dublin, Ireland. Surgen is responsible for DNA extraction, cell immortalization, sample and data storage and, more generally, all operations connected with the creation and maintenance of the DNA bank. See " -- Strategic Partnerships and Collaborative Agreements -- Collaborative Agreements -- Surgen Joint Venture." The Company is actively seeking a strategic alliance with a pharmaceutical company to support drug development from the results of the gene discovery program.

         The World Health Organization estimates that cardiovascular and heart diseases were responsible, on a worldwide basis, for 15 million deaths in 1995, and that they would be implicated in up to 40% of all deaths by the year
2020. Cardiovascular and heart diseases are currently either the leading cause of death or one of the leading causes of death in all industrialized countries. The Company believes that cardiovascular diseases are related to a complex series of genes and therefore that its comprehensive approach is particularly suited to understanding the genetic causes of hypertension, thrombosis, restenosis and their complications. The Company is actively seeking a strategic alliance with a pharmaceutical company to support drug development from the results of the gene discovery program.

Bipolar Disease and Other CNS Disorders

         It is the Company's intention to identify genes associated with CNS disorders, and specifically, with bipolar disease. In June 1997, the Company established a collaborative network in Argentina for the collection, banking and analysis of DNA samples from patients affected with CNS disorders. See " -- Strategic Partnerships and Collaborative Agreements -- Collaborative Agreements -- Argentina Research Agreement." In addition, the Company expects to obtain access to samples from patients affected with bipolar disease from a clinical research program it is establishing with the Versailles Hospital Center outside Paris. The Company believes that CNS disorders are related to a complex series of genes and therefore that its comprehensive approach is particularly suited to understanding the genetic causes of these diseases and their complications.

Obesity

         In collaboration with INSERM, the Company has identified a novel gene which codes for a receptor related to obesity and filed a joint patent application thereon. The Company has developed a program and established collaborations with several hospitals in France for the collection of DNA from obesity patients. It is the Company's intention to license this gene to a pharmaceutical partner for the discovery and development of drugs for the treatment of obesity. See " --Strategic Partnerships and Collaborative Agreements -- Collaborative Agreements -- INSERM Collaboration Agreement."

The Company's Gene Libraries

         The Company has developed unique gene libraries and proprietary databases in order to supply the demand of pharmaceutical companies for new therapeutic targets and products. SignalTag-TM- is the first gene library developed from Genset's integrated platform of genomics technologies. The SignalTag-TM- gene library is a proprietary genomics database specific for secreted proteins. These proteins are of special commercial and therapeutic interest as they include growth factors, hormones, and cytokines which play a key role in triggering physiological responses by acting on distant cells or by reacting to cellular signaling. The demand for novel therapeutic proteins is high and in 1997 the sale of drugs derived from secreted proteins exceeded $12 billion.

         SignalTag-TM- is a subset of the NetGene-TM- database which was identified using the Company's patented 5 Prime Technology together with advanced bioinformatics technology. The 5 Prime Technology permits the systematic, rapid and accurate isolation of the beginning of genes by a specific tagging process. Secreted protein genes have a characteristic signal sequence at the 5 prime end which codes for a specific amino acid sequence used by the cell to direct the proteins to a secretory pathway. See " -- The Company's Technology -- NetGene-TM- and SignalTag-TM- Databases and Biointelligence Analysis Software." With bioinformatics analysis, the Company was able to rapidly identify more than 2,000 new gene sequences of potential commercial value. The Company has applied for patents covering over 2,500 of these sequences. See " -- Patents and Proprietary Rights." As a point of reference, all current secreted therapeutic proteins have been derived from a pool of fewer than 2,000 genes identified over the last 20 years.

         In July 1997, the Company entered into an agreement with Genetics Institute ("GI"), a wholly-owned subsidiary of American Home Products and a leader in secreted protein commercialization through the DiscoverEase-Registered Trademark-program. GI has exclusively licensed up to 2,000 SignalTag-TM- sequences and full-length cDNA clones from which it will express secreted proteins and make them available for evaluation by pharmaceutical companies through the DiscoverEase-Registered Trademark-distribution platform. As of April 30, 1998, DiscoverEase-Registered Trademark-partners which have signed up for access to the library include Chiron, Chugai, Genentech, Bayer, Immunex, Kirin Brewery, Ontogeny and Scios. See " -- Strategic Partnerships and Collaborative Agreements -- Strategic Partnerships -- Genetics Institute Licence and Distribution Agreement." Through GI's DiscoverEase-Registered Trademark-program, the Company expects to realize several important objectives, including:

    -    the rapid access to a large potential market;

    -    the generation of immediate revenues;

    - the retention of a significant share of the longer term market value that will be created from the therapeutic products discovered and developed using SignalTag-TM- novel secreted proteins; and

    - the leverage of the Company's proprietary genomics platform for commercialization in new business activities.

The Company's Pharmacogenomics Program

         Pharmacogenomics is the comprehensive study of the genes involved in drug response. Drug response, like the manifestation of common diseases, is determined by a combination of interacting gene pathways for drug response as well as alternative pathways such as drug metabolism and side effects. Genset's unique biallelic marker map has opened the door to pharmacogenomics by enabling the Company to find the polymorphisms associated with response to a drug treatment. The Company's approach to pharmacogenomics is to derive functional information on drug response genes by comparing individuals with different responses to drug treatment, using data coming directly from clinical trials. Using this information, the Company can work with its pharmaceutical partners to design clinical trials more efficiently and to achieve better rates of success by tailoring the drug to the correct target population of patients.

         Pharmacogenomics aims to bridge the gap between gene discovery and drug discovery as it is immediately applicable to clinical trials of existing drugs. The diseases which represent the greatest opportunities for pharmacogenomics are those which have significant phenotypic heterogeneity such as CNS disorders, like schizophrenia and bipolar disease, and cardiovascular disease. This is because the more genetically complex (polygenic) a disease is, the more difficult it is to locate the correct drug target and hence the less likely it is that a drug will have its desired effect across the target population. In addition, clinical trials are long and costly for these diseases. The Company's pharmacogenomics approach explores on a genome-wide scale the multiple genes involved in drug response pathways to fine-tune a drug to its ideal target population.

         Pharmacogenomics makes sense for pharmaceutical companies, for patients and for health care budgets. It has the potential to reduce costs and time in drug development, and to increase efficacy and decrease side effects in marketed drugs, thereby increasing both the value and safety of drugs. A recent report in the Journal of the American Medical Association ("JAMA", published April 15,
1998) argues that more than 100,000 Americans die in hospitals each year from adverse drug reactions. These reactions would be the fourth leading cause of death in the U.S. after heart disease, cancer and stroke. The findings of this study underscore the potential importance of pharmacogenomics in identifying patients who are susceptible to adverse reactions to prescription drugs. The overall objective of pharmacogenomics is to improve the risk-benefit profile of drugs and increase their benefit-cost ratio. A drug that is safer and more effective delivers greater value for the patient and can be sold at a premium while reducing overall healthcare costs. Also, once the drug is prescribed and used by a patient population, its use is more likely to be maintained as the drug has been customized to this population's genetic make-up. Pharmacogenomics offers the opportunity to build market share based on the real value of the drug and to collaborate on disease management strategies with patients, doctors and insurance providers.

Pioneering Pharmacogenomics Alliance with Abbott

         In July 1997, the company entered into a strategic alliance with Abbott in the field of pharmacogenomics for the development of genetic markers and diagnostic tests for the analysis of drug response. In addition, Abbott became the first pharmaceutical customer of the alliance through a research and license agreement for the development of markers and discovery of genes associated with patient response to and side effects of Abbott's drug for the treatment of asthma, Zileuton. This alliance also includes an agreement to collaborate on additional pharmacogenomics programs for third party pharmaceutical companies. See " -- Strategic Partnerships and Collaborative Agreements -- Strategic Partnerships -- Abbott Strategic Alliance."

         The Company is actively seeking pharmacogenomics research collaborations with pharmaceutical companies to develop markers and discover genes associated with specific drugs. The Company expects to receive clinical milestone payments and royalties for all drugs developed and marketed using its pharmacogenomics technology platform. In January 1998, the Company began development of its Pharmacogenomics group to support research and business development of related programs. This group is located at the Company's facility in La Jolla, California.

         The Company believes that diagnostic tests developed through pharmacogenomics research have the potential to be employed throughout the life cycle of a drug, including in preclinical development, clinical trials, regulatory approvals and marketing. The pharmacogenomics research programs that the Company will undertake for other pharmaceutical companies in collaboration with Abbott are expected to enable these companies to realize three major opportunities for drugs that are in clinical development or are already on the market:

         - Safer and more effective clinical trials. Diagnostic tests can be used to screen potential participants in clinical trials to select those individuals who will be drug responders and are not susceptible to side effects. Hence trials should proceed more safely, efficiently and rapidly, yield better data, and result in a reduced number of drug failures.

         - Repositioning of drugs on the market. An approved drug may have disappointing sales due to limited efficacy or adverse side effects. Pharmaceutical companies with a diagnostic test specific for their drug will be able to target individuals who will really benefit from their drug. In this way they will be able to increase sales for these drugs.

         - Rescue of drugs that failed due to adverse effects or limited efficacy. Approximately 30% of drugs fail Phase III clinical trials due either to adverse side effects or limited efficacy. The genes causing these adverse side effects may only be present in a small percentage of the population, whereas the drug may be completely safe and effective in the remainder. Alternatively, the drug may be effective in only a portion of the population that manifests the disease. The Genset-Abbott diagnostic tests may enable the safe use of failed drugs or demonstrate their efficacy in a target population.

Strategic Partnerships and Collaborative Agreements

         The Company's strategy for the discovery, development and commercialization of drugs based on its gene discoveries depends upon the formation of alliances with strategic partners, as well as on licensing arrangements. The Company's strategy involves forming alliances with several different strategic partners at the same time to pursue gene discovery in different disease areas, for gene libraries and in pharmacogenomics. To date, the Company has four strategic partners for the development and commercialization of potential drugs in its three targeted business areas and one strategic partner for applications in agricultural genetics. The strategic alliance agreements are subject to termination under various circumstances, which could have a material adverse effect on the Company's business or financial condition.

         There can be no assurance that the Company will be able to establish additional strategic alliances or any licensing arrangements to develop and commercialize drugs based upon its gene discovery programs or that any such arrangements or licenses will be on terms favorable to the Company. In addition, the Company's strategy involves forming alliances with several different strategic partners at the same time to pursue gene discovery in different disease areas and there can be no assurance that the Company will be able to manage multiple programs successfully in parallel. With respect to current and future strategic alliances and licensing arrangements, the Company will depend upon the expertise of, and dedication of sufficient resources by, strategic partners to develop and commercialize drugs based on genes discovered by the Company. The Company generally does not expect to develop, manufacture or market drugs in the near term, if at all. Should a strategic partner fail to develop or commercialize a drug to which it has rights, the Company's business may be adversely affected. Although the Company's contractual arrangements obligate its strategic partners to develop or commercialize genes discovered by the Company in good faith, there can be no assurance that current or future strategic alliance partners will do so or that they will not pursue alternative technologies, or develop alternative drugs either on their own or in collaboration with others, including the Company's competitors, as a means for developing treatments for the diseases targeted by strategic alliances with the Company. Disputes may arise in the future with respect to the ownership of rights to any technology developed with strategic partners, and these and other possible disagreements could lead to delays in the collaborative research, development and commercialization of product candidates, or could result in time-consuming and expensive litigation or arbitration, in which case they could have a material adverse effect on the Company's business, financial condition and results of operation.

Strategic Partnerships

Synthelabo Collaboration Agreement

         On May 9, 1996, the Company entered into a research and development collaboration agreement with the French pharmaceuticals company Synthelabo (the "Synthelabo Agreement") to discover and sequence genes involved in or associated with prostate cancer. Pursuant to the Synthelabo Agreement, Synthelabo agreed to provide research and development funding and milestone payments of up to an aggregate of FF 355 million, as and when certain research objectives are met. In addition, the Company will receive royalty payments on any future drug sales which may result from the use of certain of the Company's research conducted pursuant to the terms of the Synthelabo Agreement. The Synthelabo Agreement is comprised of two parts: (i) a collaborative research program (the "Research Program") and (ii) a license granted to Synthelabo for therapeutic products that treat prostate cancer and potentially other prostate diseases and that are derived from genes discovered pursuant to the collaboration (the "License").

         The term of the initial Research Program was two years, commencing on May 9, 1996. The Company successfully completed all of the research milestones provided for in the initial two-year Research Program, and as a result of this research, filed one patent application related to chromosomal regions suspected to contain genes associated with prostate cancer, and one patent application related to a novel gene associated with prostate cancer. The Company and Synthelabo agreed to extend the Research Program for a third year beginning May 9, 1998, during which the Company will search for additional genes associated with prostate cancer. This extension provides for further research funding and milestones.

         In addition, Synthelabo has an option, exercisable through February 8, 1999, to have the Company conduct additional research to develop certain assays derived from discovered prostate cancer genes. The Company will grant Synthelabo a license to use certain of the Company's research results for the screening of libraries of small molecules and for the discovery, development, manufacture and marketing of certain small molecular weight drugs, therapeutic proteins or therapeutic antibodies. If Synthelabo exercises such option, the term of such research program will be one year.

         Pursuant to the terms of the License, Synthelabo has an exclusive, worldwide license to develop and sell small molecular weight drugs, therapeutic proteins and therapeutic antibodies that treat prostate cancer and potentially other prostate diseases and that are derived from genes discovered pursuant to the collaboration. The License as to each prostate cancer therapeutic product will terminate on the date as of which Synthelabo is no longer required to pay royalties to the Company on its net sales of such prostate cancer therapeutic product pursuant to the terms of the License. As of such date, Synthelabo will have a non-exclusive, royalty-free and perpetual license with respect to such prostate cancer therapeutic product. The Company retains all rights in all the results of the research and in any know-how developed during the term of the License, including therapeutic oligonucleotides, all gene and cell therapies, all diagnostic applications and all applications other than for prostate diseases, except rights granted to Synthelabo under the License.

Johnson & Johnson Strategic Alliance Agreement

         In anticipation of entering into a research collaboration with the Company, Johnson & Johnson Development

Corporation, pursuant to an agreement dated May 10, 1996, made an equity investment of approximately FF 20 million in the Company, purchasing 119,900 Ordinary Shares.

         On September 26, 1996, the Company entered into a research and collaboration agreement with Janssen Pharmaceutica, N.V., a subsidiary of Johnson & Johnson, for a program to identify and clone genes associated with schizophrenia or, under certain conditions, another disease. Under the terms of the agreement, Janssen Pharmaceutica N.V. ("Janssen") will fund Genset research during a period of two years, will make additional payments as certain milestones are met and will pay royalties on net sales of certain products developed with the genes discovered. In return, Genset granted licenses to Janssen, both exclusive and non-exclusive, under technology, know-how and patents resulting from the research to make, have made and sell certain products, including drugs, gene therapy, cell therapy and diagnostics products. Janssen has the sole responsibility to develop and market these products. In the event of a change of control of the Company, Janssen may terminate the agreement. The Company believes that Johnson & Johnson's worldwide experience in the development and marketing of new products for the treatment of schizophrenia and other psychotic disorders combined with Genset's strength in gene discovery technology may further new developments in the field of CNS disorders. The research has resulted in the identification of regions of DNA containing genes associated with schizophrenia and the Company is using the biallelic marker map to pinpoint the exact location of these genes.

Abbott Strategic Alliance

         Effective as of July 15, 1997, the Company entered into a strategic alliance with Abbott Laboratories in the field of pharmacogenomics for the development of genetic markers and diagnostic tests for the analysis of drug response. The strategic alliance is comprised of three parts: (i) a subscription agreement; (ii) an exclusive 18 month research and license agreement for the development of genetic markers and discovery of genes associated with drug response to and side effects of an Abbott drug for the treatment of asthma, Zileuton, for which Abbott has agreed to provide research and development funding and milestone payments that could total up to $22.5 million; and (iii) an exclusive collaboration for the development of diagnostic systems for pharmacogenomics research programs (the "Alliance Agreement"). Pursuant to the subscription agreement between the parties, Abbott made an equity investment in the Company on September 19, 1997 of $10 million and the Company has a one-year put option, that is exercisable from September 7, 1998, subject to certain conditions, to sell an additional $10 million of the Company's equity to Abbott at the then current market price.

         Pursuant to the Alliance Agreement, the Company and Abbott have agreed to collaborate on additional pharmacogenomics research programs for third party pharmaceutical companies. Genset will discover genes and markers associated with drug response and Abbott will develop, produce and market diagnostic tests using these genes and markers to test patient response to specific drugs. The goal of the Alliance Agreement is to provide pharmaceutical partners with simple genetic tests specific for their drugs. Also pursuant to the Alliance Agreement, the Company and Abbott will share revenues resulting from pharmacogenomics collaborations based on the relative contributions of their respective technologies. The Company will receive commercial milestone payments and royalties on the sales of drugs and diagnostic tests developed pursuant to the alliance. The Alliance Agreement may be terminated under certain conditions, including upon a change of control of either party.

Genetics Institute License and Distribution Agreement

         On July 25, 1997, the Company entered into an exclusive license agreement with Genetics Institute ("GI"), a wholly-owned subsidiary of American Home Products (the "GI Agreement"). Pursuant to the GI Agreement, GI has exclusively licensed from the Company approximately 2,000 SignalTag-TM-sequences and full-length cDNA clones from which GI will express secreted proteins and make them available for evaluation by pharmaceutical companies through the DiscoverEase-Registered Trademark- distribution platform. DiscoverEase-Registered Trademark- was launched in September 1996 and represents GI's initiative to isolate and express a comprehensive library containing novel human secreted proteins. As of April 30, 1998, DiscoverEase-Registered Trademark- partners which have entered into agreements with GI for access to the library include Bayer, Chiron, Chugai, Genentech, Immunex, Kirin, Ontogeny and Scios. In return for access to the SignalTag-TM- library, GI will provide the Company with up to $20 million of payments based on the number of clones delivered by Genset to GI and the number of orders delivered by GI to DiscoverEase-Registered Trademark-partners. In addition, the Company and GI will share clinical milestones payments and royalties from therapeutics developed by the program's partners.

Ceres License and Services Agreement

         On December 28, 1997, the Company entered into a series of agreements with Ceres, Inc. ("Ceres"), a company specializing in the field of agricultural biotechnology. The collaboration consists of three parts: (i) the acquisition of an approximately 20% equity interest in Ceres by the Company; (ii) an agreement for sequencing and bioinformatics services (including training services) to be provided by the Company for which Ceres will make quarterly payments and issue additional equity to the Company; and (iii) an exclusive license agreement providing Ceres access, on a royalty-free basis, to certain of the Company's technologies for applications in agricultural genetics.

Collaborative Agreements

The CEREPP Research Collaboration Agreement

         On January 1, 1996, the Company entered into a research contract with the Centre de Recherche pour les Pathologies Prostatiques ("CEREPP" or Research Center for Prostate Pathologies) for the collection and study of DNA samples from prostate cancer patients. CEREPP is an association of urologists specializing in prostate cancer which has established a network for the collection of samples, together with related clinical data, from several locations in France. This network has been expanded to include samples from the French West Indies through a collaboration with Universitat Ulm in Germany.

         The term of the agreement continues through December 31, 1998. Pursuant to the agreement, CEREPP has been (i) constructing and maintaining a clinical and pathological collection of constituent DNA from donor families and unrelated individuals suffering from prostate cancer; (ii) collecting DNA from healthy individuals; and (iii) preparing representative tumor samples at different stages of tumoral progression; and has been performing related research using these various samples. Such collections of DNA will remain the sole and exclusive property of CEREPP. CEREPP is responsible for obtaining all administrative and regulatory authorizations necessary for the construction and maintenance of the collections and cultures. As of April 30, 1998, CEREPP possessed a database of approximately 400 individuals, of whom almost one half are individuals belonging to families with at least two affected persons.

         The agreement also provides that the Company will supply funding for CEREPP's activities and make certain milestone payments corresponding to the progress of the compilation of the collections. The results of the genomic analysis of these DNA collections will be the exclusive property of the Company, which will have the right to apply for, prosecute and maintain patents in France and abroad in relation thereto. The agreement reserves to CEREPP the right to use the results of the study for its own research but grants the Company all rights worldwide to the commercial exploitation of such results. In addition, CEREPP has the right to publish the results of the research, subject to the

Company's consent and notably to the protection of the Company's intellectual property rights.

         Using the results of this collaboration, the Company has successfully completed the initial two-year research program provided for in the Synthelabo Agreement and has filed one patent application related to chromosomal regions suspected to contain genes associated with prostate cancer genes and one patent application related to a novel gene associated with prostate cancer. See " -- The Company's Gene Discovery Programs -- Prostate Cancer."

CEPH Collaboration Agreement

         On April 23, 1996, the Company entered into an agreement with CEPH setting out the terms of the transfer to the Company of CEPH's mapping team and copies of certain related proprietary materials and data and the terms of the collaboration between the Company and CEPH relating to research on aging (the "CEPH Agreement").

         Pursuant to the CEPH Agreement, the Company received copies of CEPH's libraries of YACs, BACs and certain oligonucleotides for mapping, and all related research databases, including the database of YAC and BAC screening results, as well as the mapping know-how of the members of the mapping team. The Company did not, however, acquire any patent rights under the agreement, although it has the right to patent any inventions that are developed by members of the mapping team as employees of the Company. The Company believes that non-compete and confidentiality agreements with the members of the mapping team and subsequent patent applications should protect the know-how acquired in connection with the CEPH Agreement. However, there can be no assurance that these agreements will provide meaningful protection or adequate remedies in case of breach. See " -- Patents and Proprietary Rights -- Proprietary Rights."

         Under the CEPH Agreement, the Company granted CEPH warrants exercisable for 209,800 Ordinary Shares, and agreed to provide research funding over three years to be used notably for CEPH's research on aging conducted using its collection of centenarian DNA samples. In exchange, CEPH granted the Company a right of first refusal, valid until April 30, 1999, covering the use of any results of CEPH's research on aging, other than research being performed in connection with certain pre-existing agreements. CEPH agreed to communicate such results to the Company prior to communicating them to any third party, and in any case at least once every six months. Until the parties have come to an agreement regarding the Company's right of first refusal to CEPH's research results, CEPH will keep such research confidential. If Genset decides to exercise its right of first refusal, the parties have agreed to use their best efforts to reach an agreement within a specified period.

         CEPH brought a claim against Genset before the Paris Court of First Instance (Tribunal de Grande Instance) for the payment of the third and fourth installments for research funding associated with the aging program, due under the CEPH Agreement. The Company considers that the research reports that CEPH provided and continues to provide do not provide satisfactory assurance that CEPH has performed the contracted research on aging or has maintained an appropriate level of research for the aging program. On March 30, 1998, a panel of experts appointed by the Court determined that the research reports provided by the CEPH were not consistent with its obligations under the Agreement. While no assurance can be given that Genset will successfully defend against CEPH's claim, the amount of payment has already been budgeted for the year and a judgment against the Company would have no material impact on its results.

INSERM Collaboration Agreement

         In February 1997, the Company entered into a preliminary research collaboration agreement with the Institut

National de la Sante et de la Recherche Medicale ("INSERM" or National Institute of Health and Medical Research), pursuant to which the Company funded research in molecular physiology and pathology conducted by INSERM's Laboratory of Nutrition, Lipoprotein Metabolism and Atherosclerosis located at the University of Rennes I in the Brittany region of France. Under the terms of the agreement, the Company has the exclusive right to the commercial exploitation of any inventions resulting from the research and INSERM will receive royalties on sales of products derived from these inventions. Based on the results of the research, the Company and INSERM filed a joint patent application on a novel gene coding for a receptor related to obesity.

         The Company intends to continue the research collaboration with INSERM concerning the receptor gene related to obesity. The Company has decided, however, not to pursue the development of a joint laboratory in Rennes. INSERM has confirmed its agreement to grant the Company an exclusive license worldwide to this joint patent application. Pursuant to the terms of this license, the Company will make certain royalty payments to INSERM corresponding to the different categories of products which may result from the use of the gene. INSERM and the University of Rennes I are currently discussing the rights of the University of Rennes I under the patent application. INSERM has indicated to the Company that the rights, if any, of the University of Rennes I will not affect the Company's development and commercialization rights under the agreement with INSERM.

Technion Research Agreement

         On May 28, 1997, the Company entered into a two-year research agreement with the Technion Research and Development Foundation, a subsidiary of the Technion Institute of Technology (the "Technion Institute"), in Haifa, Israel, pursuant to which DNA samples and corresponding phenotype and family history information from patients with certain specified common diseases will be collected. The diseases currently targeted by the research include osteoporosis, obesity and prostate cancer. The original terms of the Agreement have been modified to increase the number of samples collected from unrelated individuals rather than related patients. The Laboratory of Human Molecular Genetics (the "LHMG"), which is part of the Technion Institute, is responsible for coordinating the research and compiling the DNA collection, and is free to use the phenotype data for its own research. The Company is responsible for funding the research, uses the DNA collection for its genomics analysis, and retains exclusive ownership of the results of research conducted on the DNA collection, as well as the exclusive right to apply for, prosecute and maintain patents in relation thereto.

Argentina Collaboration Agreement

         In June 1997, the Company established a collaborative network in Argentina together with the Parmenio Pinero Hospital in Buenos Aires (the "Hospital") and the Laboratoria Argentino de Biologia Molecular ("LABIMO" or Argentinian Laboratory of Molecular Biology) for the collection, banking and analysis of DNA samples from patients affected with CNS disorders. Pursuant to the terms of its one-year research agreement with LABIMO, the Company is providing research funding, the Psycho-pathology Department of the Hospital is collecting the samples and corresponding phenotype and family history information and LABIMO is coordinating the research and compiling the DNA collection. The Hospital and LABIMO may use the results of these activities for their own research purposes. The Company uses the DNA collections for its genomics research, and retains exclusive ownership of the results of research conducted on the DNA collection, as well as the exclusive right to apply for, prosecute and maintain patents in relation thereto.

Surgen Joint Venture

         On October 31, 1997, the Company entered into a ten-year strategic research collaboration with the Royal College of Surgeons in Ireland ("RCSI"), a medical school with substantial clinical research activities, to create a DNA bank and perform genomics research based on samples from unrelated individuals. As part of the collaborative arrangement, the Company and RCSI formed Surgen, a dedicated joint venture owned 50% by each party and located in Dublin, Ireland. RCSI will furnish to Surgen biological samples and corresponding anonymous clinical data obtained in the course of conducting specified clinical studies, principally in the field of cardiovascular diseases.

         Surgen is responsible for DNA extraction, cell immortalization, sample and data storage, and more generally all operations connected with the creation and maintenance of the DNA bank. Under the terms of the agreement, the Company has exclusive access to this DNA bank to conduct disease gene discovery and pharmacogenomics studies and to commercialize any products, including therapeutic, diagnostic and database products, developed using the DNA bank. Surgen has the right to use the DNA bank for non-commercial research. The Company is responsible for funding the salaries of Surgen's employees and the direct expenses of the DNA bank, has provided a loan to Surgen to serve as initial working capital, will provide funding for the collection of certain other samples and will make certain other payments to Surgen.

Other

         The Company has discontinued relationships with the Chinese Academy of Medical Science and the Hopital Saint-Louis for collection of DNA samples in order to concentrate on programs with greater commercial potential.

Patents and Proprietary Rights

         The Company utilizes both patents and trade secret methods to protect its proprietary technology platform and its genomics-related inventions.

Patents

         The Company's commercial success will depend, in part, on its ability to obtain effective patent protection in

France, Europe, the United States and elsewhere for the products and processes resulting from its disease gene discovery, gene library and pharmacogenomics efforts, as well as for the proprietary technologies supporting these activities. The Company is actively and systematically applying for patents to protect the results of its programs in accordance with defined strategies and objectives for each of its business areas. The Company believes that its broad technology platform, and in particular its high density biallelic marker map, enables it to formulate more comprehensive patent applications, containing both sequence data and related pharmaceutically relevant information, and thereby to strengthen its competitive patent position.

         The patent positions of biotechnology companies, including the Company, are generally uncertain and involve complex legal and factual questions. There can be no assurance that the patents for which the Company is applying will be granted or, if granted, that they will provide protection against competitors, will be sufficiently broad to provide the Company and its strategic partners with competitive advantages, or will not be challenged, invalidated or circumvented by others. The Company believes that there is likely to be significant litigation in the industry regarding patent and other intellectual property rights. If the Company becomes involved in such litigation, it could consume a substantial portion of the Company's management and financial resources. Any legal action brought against the Company or its strategic alliance partners claiming damages and seeking to enjoin drug screening, clinical testing, manufacturing or marketing of products or services developed using information generated by the Company could have an adverse effect on the Company's financial condition or results of operations.

The Legal Environment

         There are an estimated 100,000 genes scattered throughout the human genome and the Company believes that virtually all such genes will be identified over the next several years. A growing number of groups are attempting to rapidly identify and patent gene fragments and full-length genes. The strategies of these groups vary widely as to the extent of biological characterization and the nature of utilities they provide in their patent applications. Whereas the patentability of an identified gene fragment or full-length gene together with specific functional information is widely accepted in most jurisdictions in which the Company wishes to obtain patent protection, there remains substantial uncertainty regarding the value of patent applications covering gene fragments or full-length genes without known function.

         In France, Article L.611-17 of the Intellectual Property Code provides that the knowledge of partial or full-length sequences of genes is not in and of itself patentable. However, genes with known utility have been patented in France. This French law has no effect on the patentability of genes in other European countries. A proposed European directive on the Legal Protection of Biotechnological Inventions would likely prevent the DNA sequences of genes in their natural environment from being patented in the member states of the European Union, but would not exclude patent protection for a human gene or a partial sequence of a human gene isolated from the human body, or otherwise produced by a technical method, whose function is sufficiently precise and identified. This proposal received a favorable vote from the European Parliament at its first reading and has been adopted by the European Commission and the Council of Ministers. If it is passed after its second reading by the European Parliament, member states will be required to implement the directive by January 1, 1999.

         In the United States, the Patent and Trademark Office (the "PTO") issued guidelines in July 1995 that address the requirements for demonstrating utility for biotechnology inventions. In accordance with these guidelines, patents have been granted in the United States on full-length gene sequences for which a utility is demonstrated. With respect to partial gene sequences, in February 1997, the PTO reversed its prior position and indicated that expressed sequence tags ("ESTs") having a defined utility constitute patentable subject matter. There can be no assurance that PTO examiners will continue to follow the 1995 guidelines or that the PTO's position will not change with respect to the utility requirements for partial or full-length gene sequences and products and methods based on such sequences.

         A recent decision by the U.S. Court of Appeals for the Federal Circuit interpreted strictly the written description requirement in relation to patent claims covering genes. This case reaffirms the patentability of human genes, but suggests that claims to full-length human genes may require disclosure of the complete gene sequence in the specification of the patent application.

         Since the coming into force on June 8, 1995 of the U.S. legislation implementing the General Agreement on Tariffs and Trade, the term of patent protection in the United States, as it is in Europe, is of 20 years from the earliest effective filing date of the application. Due to the large number of biotechnology patent applications being filed and the complex issues involved, the time from filing to issuance is uncertain in the biotechnology field. A bill has been introduced before the Congress in the United States which would, in some cases, extend patent exclusivity past the legislative 20 years from filing to compensate companies for delays in patent processing. There can be no assurance, however, that the bill will be enacted.

         In October 1996, the PTO announced a restriction requirement policy under which it will not generally consider more than ten independent and distinct nucleotide sequences in a single application. Divisional applications would be required to claim additional nucleotide sequences. This requirement is likely to increase the time required and the cost to obtain patent protection for large numbers of sequences.

         The European Patent Office (the "EPO") and the French patent authorities issue a "search report" approximately nine months after an application is filed which, based on a survey of existing patents, patent applications and scientific publications, provides an initial indication of the probability that the patent will be granted. Based on such reports, the Company decides whether to continue prosecution of its patent application, whether to extend the application to foreign countries and whether to amend the application in such countries. In the United States, on the other hand, patent applications are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, the Company cannot be certain that it was the first creator of inventions covered by pending patent applications or the first to file patent applications on such inventions. However, the bill discussed above also provides for the publication of U.S. patent applications 18 months after filing. There can be no assurance, however, that the bill will be enacted.

The Company's Patent Portfolio and Strategy

         Generally, patents must first be filed in the country in which the product or process was developed. The Company has typically initially filed its applications in France or, in some cases permitted under French regulations, in the United States. All of the Company's initial or "priority" applications have been extended within 12 months after the initial filing, either through the procedure prescribed by the Patent Cooperation Treaty ("PCT") or, independently from the PCT procedure, to selected countries. The Company currently decides on a case-by-case basis whether and in which countries to extend any particular application. The PCT procedure requires that, within eight or 18 months after the general PCT extension, the applicant selects those countries among the PCT signatories, which include notably the 18 countries covered by the EPO as well as the United States, Canada, Australia, and Japan, in which it wishes to pursue its application. Whichever procedure it chooses to extend a particular patent application, the Company typically claims the priority date of its initial filing for all extensions. The Paris Convention provides that, if an applicant so chooses, the priority date of an extension will correspond to the date of the initial filing so long as the invention covered by the extension is the same as that covered by the initial filing.

         As of April 30, 1998, the Company had filed a total of 40 priority applications, including 21 in France, one directly before the EPO, and 18 in the United States, out of which the Company had been granted 14 patents in France, 4 EPO patents and 2 Australian patents.

         In its disease gene discovery and pharmacogenomics business areas, the Company's strategy is to file comprehensive patent applications that combine full-length gene sequences with genomic information of pharmaceutical relevance, including typically the corresponding proteins and a functional characterization and related polymorphic markers and functional mutations, together with disease or drug response association data, all to the extent that information is available at the time of filing. In the context of its research collaboration agreement with Synthelabo, the Company has filed one patent application related to chromosomal regions suspected to contain genes associated with prostate cancer and one patent application related to a novel gene associated with prostate cancer. The Company has filed a joint patent application with INSERM on a novel gene coding for a receptor related to obesity. The Company has also filed several other gene specific priority applications, one of which is a joint application, each covering a gene and related information of pharmaceutical relevance.

         In addition, the Company has filed two patent applications relating to the complete genome sequence of two related infectious microorganisms, one of which, Chlamydia pneumoniae, has recently been identified as being potentially associated with the occurrence of cardiovascular diseases, especially atherosclerosis. Both patent applications claim therapeutic, diagnostic and vaccine applications.

         In its gene library business area, the Company's strategy is to seek patent protection for partial and full-length gene sequences for which it has identified a particular potential therapeutic value. The Company has filed U.S. patent applications covering over 2,500 sequences corresponding to the 5 prime ends of genes encoding secreted proteins. Although the Company believes that 5 prime ESTs for secreted proteins have a utility level that is relatively high compared to that of random ESTs, there can be no assurance that these patent applications will be granted and there is a high degree of uncertainty as to the claim coverage that can be obtained. The Company has filed patent applications covering a large number of full length cDNA sequences corresponding to its SignalTag-TM- 5 prime ESTs. It is the Company's intention to file patent applications covering all such full length cDNA sequences. Despite the therapeutic potential of secreted proteins, the Company cannot predict the claim coverage, if any, that will be granted in these patents. In addition, the number of sequences filed in related patent applications being very high, it is difficult to estimate the time required for patent prosecution and issuance.

         There is currently a large number of both public and private third parties generating genomics information. As the quantity of such information that is either patented or published increases, so too does the risk that the Company will not be able to obtain patent protection for its sequences or that it will have to undertake interference procedures, negotiate licenses, or enter into agreements with third parties with respect to partially overlapping information.

         In addition to protecting the results of its disease gene discovery, pharmacogenomics and gene library programs, the Company seeks patent protection for selected proprietary technologies that support these programs in certain cases where trade secret methods do not offer optimal protection. The Company has filed several patent applications covering technologies for high-throughput cloning, sequencing and mapping, methods to generate and use its high resolution biallelic marker map, as well as a large number of biallelic markers. There has been significant controversy regarding whether biallelic markers, and more generally SNPs, meet the utility requirements for patentability. The PTO's position on this question is uncertain, and there can be no assurance that patent applications filed by the Company that cover such markers would be granted. In its gene library business area, the Company has been granted two patents in France relating to techniques for identifying 5 prime sequences technique, which enables it to isolate and clone with high specificity the beginning sequences of genes.

         In the field of synthetic DNA production, the Company has been granted two EPO patents, and has international extension applications pending in countries outside Europe, that cover its synthesizer and reactor designs and related processes for the preparation of oligonucleotides. In this field, the Company has developed and continues to develop proprietary processing software, synthesizer designs and improvements, and purification and quality control techniques, which it has chosen to protect using trade secret methods.

         In addition to the patents and patent applications covering its genomics programs, the Company has been granted a patent relating to circular oligonucleotides and several patents related to the uses of specific types of oligonucleotides, including sense and antisense therapies. The Company was principally involved in these fields prior to launching its genomics research and is currently pursuing prosecution of the international extensions of these patents which it may license to third parties.

Proprietary Rights

         With respect to proprietary know-how which is not patentable or to potentially patentable processes for which patents are difficult to enforce, the Company has chosen to rely on trade secret methods, notably confidentiality agreements, to protect its interests. See " -- Employees."

         The Company believes that several elements of its integrated technology platform involve proprietary know-how, technologies or data which are not covered by a patent or patent application, including its sequencing using advanced process control and sequence verification software, BioIntelligence software, functional polymorphism scanning and statistical association methods. There can be no assurance that trade secret methods will provide meaningful protection or adequate remedies in case of breach for the Company's proprietary know-how or technology.

         The Company's NetGene-TM- and SignalTag-TM- databases contain sequence and related data which is not or has not yet been protected by patents. The Company has instituted security measures to protect these databases, which are not linked to any exterior network. In the case of a strategic partnership or other collaborative arrangement which requires the sharing of data, the Company's policy is to make available to its partner only such data as is relevant to the partnership or arrangement, under controlled circumstances and only during the term of the strategic partnership or other collaborative arrangement. There can be no assurance, however, that such measures will adequately protect the Company's sequencing data.

Government Regulation

         Regulation by governmental authorities in France, the European Union, the United States and other countries is a significant factor affecting the collection and use of the DNA samples necessary for the Company's research, the development and commercialization by the Company's strategic partners of drugs and diagnostic products based on the Company's research, and the safety and quality procedures governing the Company's research and manufacturing activities.

         Although the Company does not conduct clinical research programs, its research requires DNA samples obtained through such programs. These are typically conducted by research organizations and doctors with whom the Company has a collaboration agreement relating to a specific disease. In addition, the Company intends to increasingly obtain DNA samples from the strategic partners for which it is doing research; this will notably be the case for pharmacogenomics programs. See "-- Strategic Partnerships and Collaborative Agreements." Clinical research programs are subject to the regulations of the country where they are performed, and generally require, among other things, that the research protocol pursuant to which the samples will be collected be approved by an ethical and scientific committee, that each donor consent to the use that is to be made of the sample and that the samples and related clinical data be communicated in an anonymous fashion so as to protect the identity of their donor. The ability of the Company to obtain DNA samples and related clinical data therefore depends on the ability of its collaborators and strategic partners to obtain and maintain required authorizations.

         In addition, the Company is directly subject to certain regulations, both as the promoter or sponsor of several clinical research programs in France and as a result of its genomics research programs themselves. For example, a French law enacted in 1996 governing genetic research will require the Company to declare any research it performs using a collection of DNA samples and empowers the administration to suspend any such research which does not respect criteria concerning the appropriate use and safety of the collection and the confidentiality of resulting data. The government decree specifying the applicable criteria and the declaration procedure has not yet been promulgated. The increasing public scrutiny of biotechnology research generally, and genomics research in particular, is leading to additional regulation of both the collection and the use of DNA samples. There can be no assurance that such regulation will not limit either the ability of the Company or its collaborators or strategic partners to obtain appropriate DNA samples and related clinical data or the use which the Company can make of them in a manner which would have a material adverse impact on the Company's research.

         The ultimate success of the Company's commercial strategy depends on the successful development and marketing of products based on the genomic information provided by the Company. The ability of the Company's strategic partners to successfully manufacture and market such human drugs or diagnostic products will be subject to strict regulatory controls on the clinical testing, manufacture, labeling, supply and marketing of these products. Of particular importance is the requirement in most countries to obtain and maintain regulatory approval for a product from the relevant regulatory authority to enable it to be marketed in that country. The process of obtaining these approvals and the subsequent compliance with appropriate statutes and regulations are time consuming and require the expenditure of substantial resources.

         The submission of an application to a regulatory authority does not guarantee that an approval to market the product will be granted by that authority. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before granting, an approval even though the relevant product has been approved by another authority. Even if regulatory approvals are obtained, the marketing and manufacturing of drugs and diagnostic products are subject to continuing regulatory review, and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. Any delay in obtaining, or the failure to obtain, such approval would adversely affect the Company's ability to generate product royalty revenues.

         France and other European countries and the United States have very high standards of technical appraisal and consequently, in most cases, a lengthy approval process for pharmaceutical products. The trend in recent years has been towards greater regulation and higher standards. The time taken to obtain such approval in particular countries varies, but generally takes from six months to four years from the date of application, depending upon the nature of the product, the degree of control exercised by the regulatory authority, and the efficiency of its review procedures.

         Because certain of the products which may result from the Company's research and development programs are likely to involve the application of new technologies, such products may be subject to substantial additional review by various governmental regulatory authorities. As a result, regulatory approvals may require more time than for products using more conventional technologies. In addition, ethical concerns about the use of genetic predisposition testing, and in particular about the risk that such testing could lead to discrimination by insurance providers or employers, may lead to poor market acceptance or to regulatory controls that would adversely affect the development of or demand for diagnostic products based on the Company's research.

         The Company's research and manufacturing activities involve the generation, use and disposal of hazardous materials and wastes, including various chemicals and radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by French, European Union and U.S. federal and state regulations, the risk of environmental contamination or injury from these materials cannot be eliminated. In the event of such an occurrence, the Company could be held liable for any damages that result and such liability could have a material adverse effect on the financial condition of the Company. The Company cannot predict, however, whether new regulatory restrictions on the production, handling and marketing of biotechnology products will be imposed by French, E.U., U.S. or other governments.

Manufacturing and Marketing

Synthetic DNA


         On the basis of its capacity, the Company believes it is the world's largest manufacturer of short strands of synthetic DNA, or oligonucleotides, with capabilities to synthesize, label and purify thousands of oligonucleotides per day. The Company believes that it is a highly efficient producer due to its proprietary Ultrafast Parallel Synthesizer, large-scale synthesizer, robotics, software and novel order processing and materials handling procedures. By utilizing quality suppliers and regular preventive maintenance, the Company has a low error rate which is continuing to decline. Very little inventory is maintained as synthetic DNA is made to order, with a typical turnaround time of two days. The Company has introduced an electronic mail ordering system which enables customers to input their orders directly into the oligonucleotide synthesizers of the Company's production units, thus reducing the risk of errors and accelerating turnaround time.

         Genset's Ultrafast Parallel Synthesizer is capable of synthesizing 24 oligonucleotides in parallel in 40 minutes. This unique proprietary instrument has significantly reduced nucleotide coupling time, the key step in production, and consumption of phosphoramidites, the primary raw material, compared to the most advanced instruments currently available commercially, and has substantially reduced the Company's manufacturing costs. The Ultrafast Parallel Synthesizer, produced in the Company's Evry facility, is installed in its Paris, La Jolla and Singapore production lines. The Company has been granted two patents relating to its synthesizer and reactor designs together with related processes for nucleic acid synthesis. See " -- Patents and Proprietary Rights."

         During 1997, the Company established a separate Oligonucleotides Division for its synthetic DNA business, which is responsible for the manufacturing and marketing of synthetic DNA to customers worldwide and for the production of synthetic DNA used in the Company's genomics research programs. In addition, this division has operating responsibility for all manufacturing and selling activities performed at its locations in France, the. U.S. and Asia.

         The Company has a current monthly capacity nearing 100,000 oligonucleotides and an aggregate of 65 employees in Paris, La Jolla and Singapore dedicated to the production and quality control of synthetic DNA. A significant increase in production capacity was achieved during 1997, principally in Paris. The Company believes its Paris production facility is the largest production unit in the world, able to produce 3,000 DNA fragments per day. Along with Paris and La Jolla, a third production site started in Singapore currently contributes to total production capacity. Genset Corporation in La Jolla, California is responsible for production for the U.S. market, except for certain complex or very large orders. The Company's Paris production facility supplies all orders from customers in Europe and Japan and also provides nearly all of the synthetic DNA used by the Company at its Genomics Research Center. Genset Singapore Biotechnology Pte. Ltd. is responsible for production for Asia-Pacific markets outside Japan. The Company will relocate its Japanese office from Tokyo to Kyoto in June 1998 at which time it will add a production facility to its activities. The following table sets out the Company's approximate percentage sales of synthetic DNA by geographic region in each of 1997, 1996, and 1995.



                                             1997             1996              1995

         France                             35%              41%               50%
         Europe (outside France)            25%              21%               23%
         United States                      33%              29%               22%
         Japan                               7%               6%                4%
         Rest of the World                    -               3%                1%


Drugs and Diagnostics

         The Company currently anticipates that any drugs or diagnostic product resulting from the Company's proprietary technology will be manufactured and marketed primarily through strategic partnership arrangements. See " -- Strategic Partnerships and Collaborative Agreements -- Strategic Partnerships."

Suppliers

         The Company currently relies on Applied Biosystems to provide all of its DNA sequencing machines for production, on one additional supplier for DNA sequencing machines used in research activities and on a limited number of suppliers to provide reagents for DNA sequencing. While other DNA sequencing machines are available, the Company does not believe that such other machines are as efficient as the machines currently used by the Company. Nonetheless, the Company believes that other new machines as efficient or possibly more efficient than the machines currently used by the Company could become available in the coming months. The Company will consider such new machines for its future capacity extensions.

         The Company believes that there are adequate alternative suppliers of all reagents required for its sequencing and functional polymorphism scanning programs. In the case of a few selected reagents, however, alternative suppliers are either significantly more expensive or their products would permit less efficient sequencing or scanning. For each of these reagents, the Company has agreements guaranteeing the supply of a certain quantity at a certain price over periods of one year. There can be no assurance that the Company will be able to renew such agreements on commercially acceptable terms. The Company orders other reagents by submitting purchase orders at the time of purchase. The Company continually seeks to develop additional sources of reagents, including through internal production, and experiments with potential new reagents. No assurance can be given, however, that reagents will remain available in commercial quantities at costs that are not economically prohibitive. Should the Company be unable to obtain an adequate supply of reagents or other ingredients at commercially reasonable rates, its ability to continue to identify genes through gene sequencing and functional polymorphism scanning in accordance with its current business plan may be adversely affected.

Principal Customers

         The Company has more than 3,000 customer accounts in 40 countries for its synthetic DNA. Many of the large laboratories involved in the international effort to map and sequence the human genome are customers, including institutions such as the Centre National pour la Recherche Scientifique (The French National Scientific Research Center), Columbia University, the Curie Institute, Genethon, Harvard Medical School, the Institut National pour la Recherche Agronomique (The French National Institute for Agricultural Research), INSERM, Lawrence Livermore Laboratory, the U.S. NIH, the Pasteur Institute, the Salk Institute, the Sanger Centre, the University of California, Berkeley, the University of California, San Diego, and Washington University School of Medicine. In addition, many of the Company's customers are private as well as public biotechnology and pharmaceutical companies. The Company's single largest customer account represented approximately 8%, 12% and 10% in 1997, 1996 and 1995, respectively, of the Company's consolidated net sales; however, in each year, the largest customer account was a different institution.

Competition

Genomics Research

         A number of entities are attempting to rapidly identify and patent genes responsible for causing diseases or an increased susceptibility to diseases. Competition in this field is intense and expected to increase. The Company faces competition from pharmaceutical and biotechnology companies, including several companies in the United States which have also undertaken large-scale gene sequencing programs. In addition, significant research to identify genes is being conducted by universities, other non-profit research institutions and French, U.S. and other government-sponsored entities.

         The Company is aware that certain entities are pursuing a gene identification and characterization and product development strategy based upon positional cloning. The Company believes, however, that its comprehensive approach using genome-wide association studies will enable it to identify genes related to a given common disease or drug response more quickly than its competitors. In particular, the Company believes that among the various elements of its comprehensive approach, each of its high resolution mapping, BAC library, sequencing using advanced process control and sequence verification software, 5 prime sequence identification, gene expression pattern screening, NetGene(TM) and SignalTag(TM) databases and BioIntelligence analysis software, and functional polymorphism scanning involves proprietary know-how, technology or data and provides it with a competitive advantage. See " -- The Company's Technology" and " -- Strategy -- Technological Strategy." In addition, the Company believes that its low-cost access to the synthetic DNA necessary for genomic sequencing and high resolution mapping is a competitive advantage.

         There can be no assurance, however, that other companies have not or will not develop approaches to identify disease-related and drug response genes more rapidly than the Company. In addition, there can be no assurance that any of the Company's competitors using current technology will not discover and establish a competitive advantage in connection with one or more of the diseases which the Company has identified as a target or with its pharmacogenomics programs. In particular, the Company is aware of other programs to identify genes associated with prostate cancer, of three corporate and several academic genomic research programs targeting schizophrenia, of two competitors which have entered into strategic partnerships with pharmaceutical companies targeting osteoporosis, and of several competitors which have indicated their intention to perform pharmacogenomics studies. Some of the Company's competitors have already reported gene discoveries related to other diseases, including the discovery of genes implicated in human breast cancer, Alzheimer's disease, asthma, diabetes, coronary artery disease and obesity in mice and humans. Other entities may have identified and characterized other disease genes, which discoveries have not yet been publicly reported.

         The Company believes that its ability to compete is also dependent, in part, upon its ability to continue to create and maintain scientifically advanced technology, its ability to find appropriate strategic partners, and its strategic partners' abilities to develop and commercialize drugs or diagnostic products based upon the Company's gene discoveries. The Company is also dependent upon its ability to attract and retain qualified personnel, obtain patent protection or otherwise develop proprietary technology or processes and secure sufficient capital resources for the expected substantial time period between technological conception and commercial sales of products based upon the Company's gene discoveries.

         Many of the Company's competitors have substantially greater research and product development capabilities and financial, scientific, marketing and human resources than the Company. These competitors may succeed in identifying genes or developing drugs earlier than the Company or its strategic partners, obtaining authorization from therapeutic product regulatory agencies for such products more rapidly than the Company or its strategic partners, or developing products that are more effective than those proposed to be developed by the Company or its strategic partners. Any potential products based on genes identified by the Company will face competition both from companies developing gene-based products and from companies developing other forms of treatment for particular diseases targeted by the Company. Certain competitors of the Company or its strategic partners may be further advanced than the Company in identifying genes and developing potential products that may compete with potential products of the Company or its strategic partners. There can be no assurance that research and development by others will not render the products which the Company or its strategic partners may seek to develop obsolete or uneconomical or result in treatments or cures superior to any other therapy developed by the Company or its strategic partners, or that any therapy developed by the Company or its strategic partners will be preferred to any existing or newly developed technologies.

Synthetic DNA

         On the basis of its capacity, the Company believes it is the world's largest manufacturer of synthetic DNA. The Company competes in this industry on the basis of its technical capabilities and customer service. The importance of various competitive factors depends on the market segment being served. Large-scale genomics research projects require large numbers of different oligonucleotides. The Company believes that the highly automated organization of its production facilities, proprietary Ultrafast Parallel Synthesizer and automated patented nucleic acid synthesis processes enable it to produce greater numbers of oligonucleotides more quickly, accurately and economically than most if not all of its competitors. See " -- Manufacturing and Marketing -- Synthetic DNA."

         Other market segments, including academic research and some biology and clinical chemistry laboratories, typically require smaller quantities and numbers of oligonucleotides that can be provided by a much greater range of producers. Most of these producers are considerably smaller, have lower fixed costs than the Company and serve a local or regional market. The Company believes its ability to compete in these markets depends, in part, upon its ability to deliver a wide range of synthetic oligonucleotides at competitive prices and as flexible and rapid a service as smaller, local producers. The Company's electronic mail ordering system enables customers to input their orders directly into the Company's oligonucleotide synthesizers, thus reducing the risk of errors and accelerating turnaround time. Alternatively, orders can be placed through the Company's server on the World Wide Web, which also serves to enhance the Company's global exposure and customer service. In addition, the Company believes its recognized research, chemical and analytical chemical expertise provides it with a unique competitive advantage with respect to customers requiring complex and specially processed oligonucleotides as well as extremely high quality standards.

Employees

         As of April 30, 1998, the Company had 378 full-time employees, including 338 in France (Paris and Evry), 30 in La Jolla, California, five in Singapore and five in Tokyo. This total includes 245 dedicated research and development personnel; 53 of the Company's employees have Ph.D.s and seven (including six of the employees with Ph.D.s) have M.D.s. The Company believes that employing its principal scientists on a full-time basis rather than on a temporary consulting basis has resulted and will continue to result in improved cooperation among its researchers and in more rapid technological development.

         The Company anticipates hiring approximately 80 employees by the end of 1998 to reach a level of approximately 450 employees. While the Company has been able to attract and retain skilled and experienced scientific personnel, there can be no assurance that the Company will continue to be able to attract and retain such personnel.

         In order to protect its proprietary know-how and data, the Company has required all of its employees, other than its three Directeurs Generaux, and each of its strategic partners and collaborators to enter into confidentiality agreements. In addition, Genset has required all of its research and development and marketing employees, other than its three Directeurs Generaux and its employees in the United States, to enter into non-compete agreements with terms of eighteen months to three years after termination of employment with the Company. There can be no assurance, however, that these agreements and provisions will provide meaningful protection or adequate remedies in case of breach for the Company's proprietary know-how or technology. See " -- Patents and Proprietary Rights -- Proprietary Rights."

         Employment contracts are in place for all personnel other than the three Directeurs Generaux. Under French law, Directeurs Generaux have a special status as senior executives which precludes them from having employment contracts. The employment contracts with all of the Company's French employees are subject to the provisions of the

Convention Collective des Industries Chimiques (Collective Agreement for the Chemical Industries). As required by French law, the Company's management holds periodic meetings with representatives of employees. See "Directors and Officers of the Registrant." Management considers its relations with its employees to be good.

                         ITEM 2: Description of Property

         Genset's corporate headquarters are in Paris at 24, rue Royale, 75008 Paris, a central downtown location. At this location, the Company leases 843 square meters (approximately 9,000 square feet) of office space, used principally for executive offices. The lease term is nine years from February 3, 1997, and the Company maintains an option to lease additional space in the building. In addition, Genset leases approximately 2,050 square meters (22,000 square feet) of laboratory, production and office space in a complex located at 1, rue Robert & Sonia Delaunay, 75011 Paris. This location is occupied principally by the Paris synthetic DNA production facility and by offices for the Company's synthetic DNA, bioinformatics and accounting activities. The lease term is nine years from January 31, 1991. Space for expansion is available in the complex.

         The Company's Genomics Research Center is housed in a modern complex located in Evry, outside of Paris. The Genomics Research Center contains the Company's integrated sequencing, mapping, gene libraries, and functional polymorphism scanning activities, as well as industrial office space and engineering support. It currently occupies approximately 6,700 square meters (72,000 square feet), out of the total surface area of approximately 12,000 square meters (129,000 square feet) covered by the lease, which expires on March 31, 2005.

         The Company's U.S. subsidiary leases two facilities in La Jolla, California. Genset Corporation's production facility and synthetic DNA sales office are located at 505 Coast Boulevard South, Suite 200, La Jolla, California 92037, where it occupies 11,161 square feet under a lease which expires on January 1, 2003. Similar to the Paris production facility, it contains a fully automated synthetic DNA production line with electronic-mail ordering, SPARC workstations to drive and control the synthesizers, bar-code identification of the oligonucleotides during synthesis, and proprietary robot handling systems for post-synthesis steps. The Company is also establishing a research effort at this location to support its phamacogenomics programs. Administrative offices are located at 875 Prospect Street, Suite 206, La Jolla, California 92037, where the Company occupies approximately 3,000 square feet of office space pursuant to a lease expiring in 1998, which the Company expects to renew.

         The Company's Japanese subsidiary, Genset K.K., is located in Tokyo, Japan, where it leases office space for its sales and marketing activities for its expanding Japanese business. Genset K.K. has canceled this lease and will relocate to Kyoto in June 1998, where it will add a production facility to its activities.

         Genset Singapore Biotechnology Pte Ltd leases a production facility of 115 square meters (approximately 1,240 square feet) in a modern building in the Science Park II of the National University of Singapore. The lease is for two years from February 16, 1998, with an option to extend for a further twelve months.

                            ITEM 3: Legal Proceedings

         The Company is not party to any material legal proceedings.

                          ITEM 4: Control of Registrant

                             PRINCIPAL SHAREHOLDERS

         At December 31, 1997, there were 7,189,087 Ordinary Shares Outstanding. At April 30, 1998, there were 7,252,787 Ordinary Shares issued and outstanding of which 3,117,085 were represented by 9,351,255 ADSs. The fully diluted number of Ordinary Shares at such date, assuming the exercise of all authorized options (whether or not allocated by the Board of Directors) and warrants, was 8,663,487.

         The following table sets forth certain information regarding all owners of greater than 5% of the Company's Ordinary Shares as of March 31, 1998 or, where indicated, a more recent date.


                                                                 Number of                 Percent
                                                               Ordinary Shares                of
Shareholder                                                       Owned(1)                 Class(2)

Fidelity Investment Services Limited(3)                           558,817                    7.7%
Merrill Lynch(4)                                                  555,000                    7.7%
Deutsche Bank (5)                                                 525,399                    7.2%
Financiere & Immobiliere Marcel Dassault ("FIMD") (6)(7)          414,166                    5.7%
Old Mutual Group(8)                                               372,303                    5.1%
                                                                ---------                   -----
       Total                                                    2,425,685                   33.4%
                                                                ---------                   -----
                                                                ---------                   -----


----------

(1)      Including both Ordinary Shares and ADSs.

(2) Calculated based on the total number of Ordinary Shares outstanding at April 30, 1998.

(3) Held by investment management subsidiaries of Fidelity Investment Services Limited on behalf of discretionary fund managed clients.

(4) Held by investment management subsidiaries of Merrill Lynch & Co., Inc. on behalf of discretionary fund managed clients.

(5) The number of Ordinary Shares owned is that provided in Deutsche Bank AG's Schedule 13D/A filed April 28, 1998. Held by investment management subsidiaries of Deutsche Bank AG, Morgan Grenfell Asset Management Limited, and Morgan Grenfell Investment Management Limited on behalf of discretionary fund managed clients.

(6) The number of Ordinary shares owned is provided as of April 30, 1998. FIMD is a director of the Company, represented on the Board of Directors by Benoit Habert. See "Directors and Officers of the Registrant -- Board of Directors." FIMD holds outstanding warrants to purchase 3,800 Ordinary Shares.

(7) Together with certain shareholders, FIMD has entered into an agreement with Banque Nationale de Paris and Hambrecht & Quist EuroMarkets ("HQEM") pursuant to which Banque Nationale de Paris and HQEM are entitled to purchase Ordinary Shares through June 11, 1999 in order to fulfill their obligations as market-makers on the Nouveau Marche. See "Market Information."

(8)      Held by ten funds managed by Old Mutual Asset Managers (UK) Limited.

         As of April 30, 1998, the total number of Ordinary Shares owned by directors of the Company as a group (eight persons) and by executive officers and senior management (excluding directors) of the Company as a group (17 persons) was 843,236 and 102,873 respectively, or approximately 11.6% and 1.4%, respectively, of Genset's outstanding Ordinary Shares. If such directors and executive officers and senior management exercised all their outstanding options and warrants to purchase Ordinary Shares (including options that have not yet vested), they would own as a group 22.4% of Genset's fully diluted share capital, of which 546,366 Ordinary Shares or 6.3% of the share capital would be held by FIMD and Oxford Bioscience Partners (the venture capital firm of which Edmund Olivier de Vezin, a director of the Company, is a partner), 808,800 Ordinary Shares or 9.3% would be held by the three directors that are executive officers of the Company, 44,270 Ordinary Shares or 0.5% of the share capital would be held by the other directors, and 540,173 Ordinary Shares, or 6.2% of the share capital would be held by executive officers and senior management (excluding directors) as a group (17 persons). See "Options to Purchase Securities from Registrant or Subsidiaries."

                        ITEM 5: Nature of Trading Market

                               MARKET INFORMATION

         Prior to the June 1996 initial public offering, there was no public market for the Ordinary Shares or the American Depositary Shares ("ADSs"). In the United States, the Ordinary Shares trade in the form of ADSs, each ADS representing one-third of one Share. The ADSs are listed on the Nasdaq National Market (the "Nasdaq"), the principal trading market for the Ordinary Shares, under the symbol "GENXY". American Depositary Receipts evidencing the ADSs are issuable by The Bank of New York, as Depositary. The Ordinary Shares are also listed on the Nouveau Marche of the Bourse de Paris (the "Nouveau Marche").

The Paris Bourse

         Securities listed on the Bourse de Paris (the "Paris Bourse" or Paris Stock Exchange) are traded in one of five markets. The securities of most large public companies are listed on the Premier Marche, with the Second Marche available for small and medium-sized companies. Trading on the Nouveau Marche was introduced in March 1996 to allow companies seeking development capital to access the stock market. Securities of certain other companies are traded on the hors-cote, or over-the-counter market; however, since this market will be phased out in July 1998, no new admissions can be granted for listing on this market. Since September 1996, securities of certain other companies have also been traded on a non-regulated over-the-counter market, the Marche Libre OTC which is operated by the SBF-Bourse de Paris.

The Nouveau Marche

         The Nouveau Marche is a regulated market, managed and operated by the Societe du Nouveau Marche ("SNM") which is responsible for membership and listing, organizing admissions and defining clearing and settlement regulations. The SNM is a subsidiary of the SBF-Bourse de Paris, the organization which manages and operates the Paris Bourse. The Nouveau Marche, however, is neither a new section of an existing market, nor a stepping stone to the Paris Bourse's Second Marche.

         The Nouveau Marche has a limited operating history. As of March 31, 1998, only 41 companies were listed on the Nouveau Marche, which was established in February 1996. There can be no assurance that the Nouveau Marche will develop into a stable and liquid market for securities or that price fluctuations of the Ordinary Shares on the Nouveau Marche will not have a negative impact on the market price of the ADSs on Nasdaq.

         The Nouveau Marche is an electronic market which combines a central orderbook with market-making to ensure greater liquidity. Member firms of the Nouveau Marche may act in one or more capacities: Listing Advisers/Market-Makers (Introducteurs/Teneurs de Marche, or ITMs), broker-dealers (Negociateurs-Courtiers) or clearers (Compensateurs). ITMs operate in a dual capacity as listing advisors and as market-makers for the Ordinary Shares assigned to them. An ITM must be open for business as of 8:30 a.m. and close no earlier than 5:00 p.m.

         Admission to the Nouveau Marche is subject to certain capital adequacy and liquidity requirements determined by the SNM. In addition, companies applying for listing on the Nouveau Marche are required to publish comprehensive information regularly and to keep the public informed of all events likely to affect the market price of their securities.

         Retail orders on the Nouveau Marche are matched by the central system at two daily fixings, at 10:30 a.m. and 4:30 p.m. Between such fixings, ITMs display bid/ask spreads for a minimum number of each of the securities for which they act as market-makers, and trades with the ITM are executed from time to time throughout the day. Trading in the securities listed on the Nouveau Marche may be suspended by the SNM if quoted prices exceed certain price limits defined by the regulations of the SNM. In particular, unless market conditions otherwise require, the SNM may suspend trading of a security if the SNM believes that the offers and demands for such security would cause the next quoted price of a security to vary by more than 10% from the quoted price resulting from the last fixing. The SNM may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security.

         Prior to any transfer of securities held in registered form on the Nouveau Marche, such securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with the Societe Interprofessionnelle pour la Compensation des Valeurs Mobilieres ("SICOVAM"), an organization that maintains securities accounts of French listed companies and acts as a clearing house for trades in such securities. Dealings in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Nouveau Marche are cleared and settled through SICOVAM, using a continuous net settlement system. A fee or commission is payable to the ITM or broker-dealer or other agent involved in the transaction.

         Banque Nationale de Paris and certain of its affiliates and HQEM have been appointed market-makers or ITMs on the Nouveau Marche. In connection with their obligations as ITMs, Banque Nationale de Paris and HQEM have entered into agreements with certain shareholders of the Company (including FIMD) pursuant to which such shareholders are together obligated to sell from time to time to the ITMs up to a total of 70,000 Ordinary Shares upon request by ITMs to allow them to comply with their market-making obligations in accordance with the Nouveau Marche regulations.

Trading Activity

         The table below sets forth, for the periods indicated, the reported high and low sales prices in U.S. dollars for the ADSs on the Nasdaq and the reported high and low sales prices in French francs for the Ordinary Shares on the Nouveau Marche and the average daily volume of shares traded on each exchange.


                                                        Nasdaq                               Nouveau Marche
                                                                   Avg. Daily                               Avg. Daily
                                          Price per ADS            Volume(1)        Price per Share         Volume(2)
                                       --------------------                     -------------------

Calendar Period                         High          Low                       High          Low


1996
  Second quarter...................    $ 21.50      $ 18.13        291,103      FF 350       FF 287         20,221
  Third quarter....................    $ 19.25      $ 15.25         29,375      FF 295       FF 235          4,161
  Fourth quarter...................    $ 18.38      $ 15.25          8,422      FF 289       FF 238          2,094

1997
  First quarter....................    $ 17.25      $ 13.25         17,331      FF 294       FF 230          6,001
  Second quarter...................    $ 20.87      $ 15.87         16,038      FF 359       FF 255          6,027
  Third quarter....................    $ 25.00      $ 18.00         43,448      FF 472       FF 325          9,254
  Fourth quarter...................    $ 23.43      $ 17.75         36,210      FF 414       FF 303          5,233

1998
  First quarter....................    $ 29.00      $ 19.62         29,998      FF 536       FF 363          8,718
  Second quarter (through April 30)    $ 36.38      $ 28.88         37,287      FF 639       FF 525          8,228


----------

(1) Average of the daily number of ADSs traded on the NASDAQ, each ADS representing one-third of one Ordinary Share. The purchase and sale of the same ADS is counted as one transaction.

(2)      Average of the daily number of Ordinary Shares traded on the Nouveau
         Marche.

         At April 30, 1998, there were 7,252,787 Ordinary Shares issued and outstanding of which 3,117,085 were represented by 9,351,255 ADSs.

Trading by the Company in its Securities

         In France, companies may not purchase or otherwise trade in their own securities without prior shareholder authorization, except if such purchases are made for the purpose of attributing Ordinary Shares so acquired to the Company's employees in connection with certain employee savings plans. French law requires an issuer to file a copy of the shareholders' resolution authorizing any such transactions with the COB prior to engaging in such transactions, and thereafter a publicly available monthly report must be filed with both the COB and the Conseil des Marches Financiers ("CMF" or Council of Financial Markets, the self-regulatory organization that has general regulatory authority over the French stock exchanges and whose members include representatives of French stockbrokers) which provides certain information about the transactions. In addition, the COB may require the issuer to provide additional information on, or justification for, such transactions. Subject to a waiver by the COB in special circumstances, purchases by the issuer of its equity securities may only be made to ensure the liquidity of the market and to reverse the trend reflected in the last quoted price of the securities. Purchases by the issuer of its own securities may generally not account for more than 25% of the average total daily trading volume on the Paris Bourse in the shares during a reference period 30 trading days immediately preceding such purchase. Securities acquired by an issuer in stabilization transactions may be resold by the issuer at any time, in accordance with the prior authorization of its shareholders. Except during the issue period of any new issue of securities, such transactions may be executed on behalf of the issuer by only one intermediary in each stock exchange session. In addition, under French law an issuer may not own any of its outstanding shares except in certain limited circumstances. In such cases, the shares must be held in registered form and be fully paid-up, and are deemed outstanding under French law but not entitled to dividends, voting rights or preferential subscription rights.

         On May 22, 1997, the Company received shareholder approval to engage in such stabilizing transactions and in connection with such activities is authorized to purchase up to a maximum of 10% of the outstanding Ordinary Shares of the Company. This approval is subject to the condition that the share purchase price must not exceed FF 320 and the share selling price must not be lower FF 220. Such authorization will expire on June 30, 1998. On May 19, 1998, the shareholders will vote on a resolution extending such authorization, subject to the condition that the share purchase price not exceed FF 600 and the share selling price not be lower than FF 350.

Such authorization, if approved, would expire on June 30, 1999.

   ITEM 6: Exchange Controls and Other Limitations Affecting Security Holders

             LIMITATIONS AFFECTING SHAREHOLDERS OF A FRENCH COMPANY

Ownership of ADSs or Ordinary Shares by Non-French Residents

         Under French law, there is no limitation on the right of non-French residents or non-French security holders to own, or where applicable, to vote securities of a French company. However, both E.U. and non-E.U. residents must file a declaration administrative, or administrative notice, with French authorities in connection with the acquisition of a controlling interest in any French company. Under existing administrative rulings, ownership of 20 percent or more of a listed company's share capital or voting rights is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party's intentions, its ability to elect directors or financial reliance by the French company on the acquiring party).

Exchange Controls

         Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by a French company to non-French residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments on transfers of funds made by a French resident to a non-French resident be handled by an accredited intermediary. In France, all registered banks and substantially all credit establishments are accredited intermediaries.

Requirements for Holdings Exceeding Certain Percentages

         French law provides that any individual or entity (including a holder of ADSs), acting alone or in concert with others, that acquires, directly or indirectly, more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding voting shares or the rights thereof of a listed company, or that increases or decreases its shareholding or voting rights thereof by any such percentage, must notify such company within fifteen calendar days of the date such threshold has been crossed, of the number of shares it holds and the voting rights attached thereto. Such individual or entity must also notify the CMF, within five trading days of the date such threshold has been crossed. In addition, any shareholder who fails to comply with the above requirements may have all or part of its voting rights suspended for up to five years by the commercial court at the request of the company's chairman, any shareholder or the COB.

         In addition, the Company's statuts provide that every shareholder (including a holder of ADSs) who, directly or indirectly, acting alone or in concert with others, acquires ownership or control of Ordinary Shares representing 2%, or any multiple of 2%, of the Company's share capital or voting rights, or whose holdings fall below any such limit, shall be required to notify the Company of such fact within 15 calendar days of such acquisition or disposition. Failure to comply with such notification provisions will result in the suspension of the voting rights attached to the Ordinary Shares exceeding such 2% threshold held by such shareholder if requested by one or more shareholders holding Ordinary Shares representing at least 2% of the Company's share capital or voting rights.

         In order to permit shareholders to give the notice required by French law, the Company is obligated to publish information with respect to the total number of votes available as of the date of the Company's annual general meeting in the Bulletin des Annonces Legales Obligatoires ("BALO") not later than 15 calendar days after such meeting. In addition, if the number of available votes changes by at least 5% between two ordinary general meetings, the Company is required to publish in the BALO, within 15 calendar days of such change, the number of votes then available and provide the CMF with a written notice. In order to facilitate compliance with the notification requirements provided for in French law, a holder of ADSs may deliver any such notification to the Depositary with respect to shares represented by ADSs and the Depositary shall immediately forward such notification to the Company and the CMF.

         Under COB regulations, any person or persons, acting alone or in concert with others, who acquires more than 10% or 20% of the voting rights of a listed company, must file with the CMF, the COB and such company a report disclosing its future intentions with respect to the company. Such report must be filed with the CMF and the COB within five trading days of the date such threshold has been crossed and with such company within ten calendar days of the date such threshold has been crossed. The CMF makes the notice public and the person or persons who have acquired such voting rights are required to publish a press release in a financial newspaper having national circulation in France, stating whether or not such person or persons intend, within 12-month period following the acquisition, to increase its shareholdings and request a seat on such company's Board of Directors and whether such person or persons are acting in concert with others.

Form, Holding and Transfer of Ordinary Shares

         Genset's statuts provide that Ordinary Shares may be held in registered or bearer form.

         In accordance with French law concerning "dematerialisation" of securities, the ownership rights of holders of the Ordinary Shares are not represented by share certificates but by book entries. Banque Nationale de Paris, on behalf of the Company, and acting as its agent, maintains a share account with SICOVAM in respect of all Ordinary Shares held in registered form (the "Company Share Account"). Ordinary Shares are inscribed in the name of each shareholder (either directly, or, at the shareholder's request, through such shareholder's accredited intermediary) in separate accounts (the "Shareholder Accounts") maintained by Banque Nationale de Paris. Each Shareholder Account shows the name of the holder and such shareholder's shareholdings and, in the case of Ordinary Shares inscribed through an accredited intermediary, shows that they are so held. Genset, as a matter of course, issues confirmations as to holdings of Ordinary Shares inscribed in the Shareholder Accounts to the persons in whose names the shareholdings are inscribed, but these confirmations do not constitute documents of title.

         In the case of Ordinary Shares held in bearer form, the shares are held on the shareholder's behalf by an accredited intermediary and are inscribed in an account maintained by the accredited intermediary with SICOVAM separate from the Company Share Account. Ordinary Shares held in this manner are referred to as being in bearer form. Each accredited intermediary maintains a record of Ordinary Shares held through it and will issue certificates of inscription in respect thereof. Transfers of Ordinary Shares held in bearer form may only be effected through accredited intermediaries and SICOVAM. The Company's statuts permit it to request SICOVAM at any time to provide the Company with the identity of the holders of bearer Ordinary Shares and with the number of Ordinary Shares so held.

         An owner of Ordinary Shares resident outside France may trade Ordinary Shares on the Paris Bourse. Should such owner, or the broker or other agent through whom a sale is effected, require assistance in this connection, an accredited intermediary should be contacted. A fee or commission is payable to the societe de bourse (the French broker, accredited intermediary or other agent) involved in the transaction.

Shares Issued before the Dividend Payment Date

         Under French law, whether or not dividends are eventually paid, shares of a listed company issued in any year prior to the dividend payment date are generally not fungible with the other outstanding shares of the company. Until the annual ordinary meeting of shareholders has determined whether dividends will be paid in respect of the preceding fiscal year and, if so, until such dividends are paid, the shares issued since January 1 generally trade at a discount to those issued previously since they do not have the potential right to a dividend from the preceding year. If only a limited number of shares are issued during this period such as, for example, pursuant to the exercise of options or warrants, it is unlikely that a liquid market for these newly-issued shares will develop and the owners thereof may therefore encounter difficulties in trading the shares until the dividend payment date, at which time they become fungible with all the other shares of the company.

                                ITEM 7: Taxation

                                 FRENCH TAXATION

         The following is a general summary of the material French tax consequences for a holder who is not a French tax resident of owning and disposing of Ordinary Shares. The statements relating to French tax laws set out below are based on the laws in force as of the date hereof, and are subject to any changes in applicable French tax laws or in any applicable double taxation conventions or treaties with France occurring after such date.

         This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or list of all potential tax effects of the purchase or ownership of the Ordinary Shares.

         Potential purchasers of Ordinary Shares are urged to consult their own tax advisers concerning the consequences of ownership and disposal of Ordinary Shares.

Taxation on Sale or Disposal of Ordinary Shares

         Subject to the provisions of any relevant double tax treaty, persons who are not French residents for the purpose of French taxation (as well as, under certain conditions, foreign states, international organizations and certain foreign public bodies) and who have held not more than 25%, directly or indirectly, of the dividend rights ("benefices sociaux") of the Company at any time during the preceding five years, are not generally subject to any French income tax or capital gains tax on any sale or disposal of Ordinary Shares.

         If a share transfer is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and therefore to a 1% registration duty assessed on the higher of the purchase price and the market value of the Ordinary Shares (subject to a maximum assessment of FF 20,000 per transfer), provided that, under certain circumstances, no duty is due if such written share transfer agreement is executed outside France.

Taxation of Dividends

         In France, dividends are paid out of after-tax income. French residents are entitled to a tax credit, known as the avoir fiscal, equal to one-half of the dividend paid. Dividends paid to non-residents are normally subject to a 25% French withholding tax and, under French domestic law, non-residents are not eligible for the benefit of the avoir fiscal. Under most tax treaties entered into between France and other countries, such withholding tax may, subject to certain conditions, be reduced and give rise in such other country to a tax credit of the amount of the tax withheld or, in the case of certain tax treaties, be eliminated.

         Furthermore, the following countries and Territoires d'Outre-Mer and other territories have entered into treaties with France whereby tax residents of such countries and territories may, under certain circumstances, obtain from the French tax authorities a reduction (generally to 15%) of all or part of such withholding tax and a refund of the avoir fiscal (net of applicable withholding tax), or in the case of German tax residents, a tax credit in an amount equal to the aggregate of the amount of the applicable avoir fiscal and the amount of the applicable withholding tax.


         Australia        Finland       Italy            Mauritius        Senegal         Turkey
         Austria          Gabon         Ivory Coast      Mexico           Singapore       United Kingdom
         Belgium          Germany       Japan            Netherlands      South Korea     United States of America
         Bolivia          Ghana         Luxembourg       New Zealand      Spain           Venezuela
         Brazil           Iceland       Malaysia         Niger            Sweden
         Burkina Faso     India         Mali             Norway           Switzerland
         Cameroon         Israel        Malta            Pakistan         Togo


Territoires d'Outre-Mer and Other Territories

         New Caledonia
         Saint-Pierre et Miquelon
         Mayotte

         Treaties with some of the countries and territories listed above contain specific limitations applicable to corporate entities entitled to benefit from the avoir fiscal, or limit the rights to the avoir fiscal strictly to individual residents (as opposed to corporate entities).

         Dividends paid to non-residents of France benefiting from the avoir fiscal in accordance with a tax treaty (other than German residents) will be subject, on the date of payment, to the withholding tax at the reduced rate provided for by such treaty (subject to certain filing formalities) rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate; provided, however, that they establish their entitlement to such reduced rate before the date of payment.

         If Ordinary Shares are sold in a trade executed during the month of a dividend payment date, the seller rather than the purchaser will generally be entitled to the avoir fiscal with respect to such dividends.

         Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution are subject to a precompte or prepayment by such companies. The precompte is paid by the distributing company to the French tax authorities and is equal to one-half of the nominal dividend distributed. When a tax treaty in force does not provide for a refund of the avoir fiscal or when the non-resident investor is not entitled to such refund but is otherwise entitled to the benefits of a tax treaty, such investor may obtain from the French tax authorities a refund of such precompte actually paid in cash by the Company, if any (net of applicable withholding tax).

Estate and Gift Tax

         France imposes estate and gift tax on certain real and personal property acquired by inheritance or gift from a non-resident of France if such property is deemed to be situated in France. France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty countries may be exempted from such tax or obtain a tax credit. Prospective investors in Ordinary Shares should consult their own advisors concerning the applicability of French estate and gift tax to their shareholding in the Company and the availability of, and the conditions for claiming exemption under, such a treaty.

Wealth Tax

         In the absence of a more favorable tax treaty, the French wealth tax (impot de solidarite sur la fortune) does not apply to non-French resident individual investors owning directly or indirectly less than 10% of the Company's share capital.

                           TAXATION OF U.S. INVESTORS

         The following is a general summary of the material United States federal income and French tax consequences to owners of one or more ADSs or Ordinary Shares (a) who own, directly and indirectly, less than 10% of the capital of the Company, (b) who are (i) citizens or residents of the United States for United States federal income tax purposes, (ii) United States domestic corporations or (iii) otherwise subject to United States federal income taxation on a net income basis in respect of the ADSs or Ordinary Shares, (c) who are entitled to Treaty benefits under the "limitation on benefits" provisions contained in the Treaty, as discussed below ("U.S. Holders"), (d) who hold the ADSs or Ordinary Shares as capital assets and (e) whose functional currency is the U.S. dollar. Certain holders (including, but not limited to, United States expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers and persons holding the ADSs or Ordinary Shares as part of a conversion transaction) may be subject to special rules not discussed below. Because this is a general summary, prospective purchasers are advised to consult their own tax advisor with respect to the purchase and ownership of ADSs and Ordinary Shares.

         The statements of United States and French tax laws set forth below assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms and are based on United States and French laws and the double taxation conventions between the United States and France in force, and on the practice of the French tax authorities, as of the date hereof, and as a consequence are subject to any changes in such laws, conventions or practice occurring after such date. In this regard, the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (the "Treaty"), entered into force on December 30, 1995 and the French tax authorities issued tax regulations on June 7, 1994 and March 1, 1996 (the "Regulations").

         For purposes of the Treaty and the United States Internal Revenue Code of 1986, as amended (the "Code"), U.S. Holders of ADRs will be treated as owners of the ADSs evidenced thereby and the Ordinary Shares represented by such ADSs.

Taxation of Dividends

Avoir Fiscal

         In France, dividends are paid out of after-tax income. French residents are entitled to a tax credit, known as the avoir fiscal, equal to one-half of the dividend paid. Dividends paid to non-residents are normally subject to a 25% French withholding tax and, under French domestic law, are not eligible for the benefit of the avoir fiscal.

         Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of the ADSs or Ordinary Shares is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15%. Dividends paid to an Eligible U.S. Holder as defined below will be immediately subject to the reduced rate of 15%, provided that such holder establishes before the date of payment that such holder is a resident of the United States under the Treaty in accordance with the procedures described below. An Eligible U.S. Holder would also be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax. As noted below, such payment will not be made to an Eligible U.S. Holder until after the close of the calendar year in which the dividend was paid and only upon receipt by the French tax authorities of a claim made by the Eligible U.S. Holder for such payment in accordance with the procedures set forth below.

         An Eligible U.S. Holder is a U.S. Holder whose ownership of ADSs or Ordinary Shares is not effectively connected with a permanent establishment or fixed base in France, and who is (i) an individual or other non-corporate holder that is a resident of the United States as defined pursuant to the provisions of the Treaty, (ii) a United States corporation, other than a regulated investment company, (iii) a United States corporation which is a regulated investment company only if less than 20% of its Ordinary Shares are beneficially owned by persons who are neither citizens nor residents of the United States or (iv) a partnership or trust that is treated as a resident of the United States as defined pursuant to the provisions of the Treaty, but only to the extent that its partners, beneficiaries or grantors would qualify under clause (i) or (ii) above.

         In general, under the Treaty, an Eligible U.S. Holder may receive a payment of the avoir fiscal only if such holder (or its partners, beneficiaries or grantors, if the holder is a partnership or trust) attests that it is subject to United States federal income taxes on the payment of the avoir fiscal and the related dividend. Certain entities are not entitled to the full avoir fiscal. Tax-exempt "U.S. Pension Funds", as discussed below, and certain other tax-exempt entities (including certain State-owned institutions, not-for-profit organizations and individuals with respect to dividends beneficially owned by such individuals and derived from an investment in a tax-favored retirement account) ("Other Tax-Exempt Entities") that own, directly and indirectly, less than 10% of the capital of the Company, and that satisfy certain filing formalities specified in the Regulations (i) are entitled to a payment, subject to French withholding tax, equal to 30/85 of the gross avoir fiscal (the "partial avoir fiscal") and (ii) are eligible for the reduced withholding tax rate of 15% on dividends. A "U.S Pension Fund" includes the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) (qualified retirement plans), Section 403(b) (tax deferred annuity contract) or Section 457 (deferred compensation plans) of the Code.

         Dividends paid to an Eligible U.S. Holder will be subject to the reduced withholding tax rate of 15% at the time the dividend is paid if (i) such holder duly completes and provides the French tax authorities with Treasury Form RF 1 A EU-NO. 5052 (the "Form") before the date of payment of the relevant dividend together with, if such Eligible U.S. Holder is not an individual, an affidavit attesting that it is the beneficial owner of all the rights attached to the full ownership of the ADSs or Ordinary Shares, including, but not limited to dividend rights, or (ii) if completion of the Form is not possible prior to the payment of dividends, such holder duly completes and provides the French tax authorities with a simplified certificate (the "Certificate") stating that (a) such holder is a U.S. resident as defined pursuant to the provisions of the Treaty, (b) such holder's ownership of the ADSs or Ordinary Shares is not effectively connected with a permanent establishment or fixed base in France,
(c) such holder owns all the rights attached to the full ownership of the ADSs or Ordinary Shares, including but not limited to dividend rights, and (d) such holder meets all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the French avoir fiscal. Dividends paid to a U.S. Holder that is not entitled to the avoir fiscal (i.e., not an Eligible U.S. Holder) or to an Eligible U.S. Holder that has not filed a completed Form or Certificate before the dividend payment date will be subject to French withholding tax at the rate of 25%. Such holder may claim a refund of the excess withholding tax and an Eligible U.S. Holder may claim the avoir fiscal by completing and providing the French tax authorities with the Form before December 31st of the year following the end of the calendar year during which the dividend is paid. U.S. Pension Funds and Other Tax-Exempt Entities are subject to the same general filing requirements as Eligible U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

         Eligible U.S. Holders, U.S. Pension Funds and Other Tax-Exempt Entities must file the Form and, when applicable, the affidavit in order to receive payment of the avoir fiscal or partial avoir fiscal (whichever is applicable). The avoir fiscal or partial avoir fiscal is generally expected to be paid to Eligible U.S. Holders, U.S. Pension Funds and Other Tax-Exempt Entities within 12 months of filing the Form, but not before January 15th following the end of the calendar year in which the related dividend is paid. Similarly, any French withholding tax refund is generally expected to be paid to U.S. Holders within 12 months of filing the Form, but not before January 15th following the end of the calendar year in which the related dividend is paid.

         The Form or the Certificate, together with their respective instructions, will be provided by the Depositary to all U.S. Holders of ADRs registered with the Depositary and are also available from the United States Internal Revenue Service. The Depositary will arrange for the filing with the French tax authorities of all Forms or Certificates completed by U.S. Holders of ADRs that are returned to the Depositary within the time period specified by the Depositary in its distribution to registered U.S. Holders of ADRs.

         For United States federal income tax purposes, the gross amount of a dividend and the amount of the avoir fiscal paid to a U.S. Holder, including any French withholding tax thereon, will be included in gross income as dividend income in the year each such payment is received (which, in the case of a U.S. Holder of ADRs, will be the date of receipt by the Depositary) to the extent paid or deemed paid out of the Company's current or accumulated earnings and profits as calculated for United States federal income tax purposes. No dividends received deduction will be allowed with respect to dividends paid by the Company. Such dividends will generally constitute foreign source "passive" or (in the case of certain holders) "financial services" income for foreign tax credit purposes. The amount of any dividend paid in francs, including the amount of any French taxes withheld therefrom, will be equal to the dollar value of the francs on the date such dividend is included in income (which, for a U.S. Holder of ADRs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into dollars. A U.S. Holder will generally be required to recognize a United States source ordinary income or loss upon the sale or disposition of francs. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss, which will generally be United States source ordinary income or loss, upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the Treaty rate of 15%.

         French withholding tax imposed at the Treaty rate of 15% on dividends paid by the Company and on any related payment of the avoir fiscal is treated as payment of a foreign income tax and, subject to certain conditions and limitations, may be taken as a credit against such U.S. Holder's United States federal income tax liability.

Precompte

         Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution and which give rise to the avoir fiscal are subject to a "precompte" or prepayment by such companies. The precompte is paid by the distributing company to the French tax authorities and is equal to one-half of the nominal dividend distributed.

         A U.S. Holder not entitled to the full avoir fiscal may generally obtain a refund from the French tax authorities of any precompte paid by the Company with respect to the dividends distributed. Pursuant to the Treaty, the amount of the precompte refunded to United States residents is reduced by the 15% withholding tax applicable to dividends and by the partial avoir fiscal paid to U.S. Pension Funds and other Tax-Exempt Entities. A holder is only entitled to a refund of precompte actually paid in cash by the Company and is not entitled to a refund of the precompte paid by the Company by off-setting French and/or foreign tax credits.

         A U.S. Holder entitled to the refund of the precompte must apply for such refund by filing a French Treasury form RF 1 B EU-NO. 5053 before the end of the year following the year in which the dividend was paid. The form and its instructions are available from the United States Internal Revenue Service or at the Centre des Impots des Non Residents (9 rue d'Uzes, 75094 Paris Cedex 2).

         For United States federal income tax purposes, the amount of the precompte paid to a U.S. Holder will be included in gross income as dividend income in the year each such payment is received. Such amounts will generally constitute foreign source "passive" or (in the case of certain holders) "financial services" income for foreign tax credit purposes. The amount of any precompte paid in francs, including the amount of any French taxes withheld therefrom, will be equal to the dollar value of the francs on the date such precompte is included in income (which, for a U.S. Holder of ADRs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into dollars. A U.S. Holder will generally be required to recognize a United States source ordinary income or loss upon the sale or disposition of francs.

Taxation of Capital Gains

         A U.S. Holder who is a resident of the United States as defined pursuant to the provisions of the Treaty will not be subject to French tax on any capital gain from the sale or exchange of ADSs or Ordinary Shares unless these ADSs or Ordinary Shares form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France. Special rules apply to individuals who are residents of more than one country. The deposit or withdrawal of Ordinary Shares by U.S. Holders under the Deposit Agreement will not be subject to United States federal income tax. In general, for United States federal income tax purposes, a U.S. Holder will recognize a capital gain or loss on the sale or exchange of ADRs or Ordinary Shares in the same manner as on the sale or exchange of any other Ordinary Shares held as capital assets. Such gain, if any, will generally be United States source gain. U.S. Holders should consult their tax advisors regarding the source of loss recognized on the sale or other disposition of ADSs or Ordinary Shares. In the case of a U.S. Holder who is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met.

Passive Foreign Investment Company Status

         The Company may be classified as a "passive foreign investment company" (a "PFIC") for United States federal income tax purposes if certain tests are met. The Company will be a PFIC with respect to a U.S. Holder if for any taxable year in which the U.S. Holder held the Company's Ordinary Shares, either (i) 75% or more of the gross income of the Company for the taxable year is passive income; or (ii) the average value of its assets during the taxable year which produce passive income or which are held for the production of passive income is at least 50% of the average fair market value of all the Company's assets for such year. Passive income means, in general, dividends, interest, royalties, rents (other than rents and royalties derived in the active conduct of a trade or business and not derived from a related person), annuities, net gains from the sale or exchange of assets that produce passive income, net gains from commodities transactions, net gains from foreign currency transaction and income equivalent to interest. For the purpose of the PFIC test, if a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated as owning its proportionate share of the assets of the other corporation, and as if it had received directly its proportionate share of the income of such other corporation. The effect of this special provision with respect to the Company and its direct and indirect ownership of its subsidiaries is that the Company, for purposes of the income and assets tests described above, will be treated as owning directly its proportionate share of the assets of the subsidiaries and of receiving directly its proportionate share of each of those companies' income, if any, so long as the Company owns, directly or indirectly, at least 25% by value of the particular company's stock. Active business income of the Company's subsidiaries will be treated as active business income of the Company, rather than as passive income.

         If the Company were to be classified as a PFIC, a U.S. Holder would be subject to various adverse U.S. tax consequences. Such adverse consequences include an interest charge on taxes deemed deferred by them on receipt of certain "excess" dividend distributions by the Company to the U.S. Holder and on realization of gain on disposition of any of the U.S. Holder's Company stock (all of which distributions and gains would be taxable as ordinary income), or if a U.S. Holder were to so elect to, and the Company were to agree with certain reporting requirements, such U.S. Holder would be currently taxable on the U.S. Holder's pro rata share of the Company's ordinary earnings and profits and long-term capital gains for each year (at ordinary income or capital gains rates, respectively), even if no dividend distributions were received. Based on the nature of the Company's expected income, assets and activities, the Company does not believe that it is currently a PFIC. No assurance can be made, however, that the IRS will not challenge this position or the Company will not subsequently become a PFIC.

French Estate and Gift Taxes

         Pursuant to "The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978," a transfer of Ordinary Shares or ADSs by gift or by reason of the death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to French tax unless (i) the donor or the transferor is domiciled in France at the time of making the gift, or at the time of his or her death, or (ii) the Ordinary Shares or ADSs were used in, or held for use in, the conduct of a business through a permanent establishment or fixed base in France.

French Wealth Tax

         The French wealth tax does not generally apply to a U.S. Holder who is a resident of the United States as defined pursuant to the provisions of the Treaty.

Information Reporting and Backup Withholding

         In general, information reporting requirements will apply to dividends paid in respect of ADSs or Ordinary Shares the proceeds received in the sale, exchange or redemption of the ADSs or Ordinary Shares by a non-corporate U.S. Holder, and a 31% backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate tax identification number or to report interest and dividends required to be shown on its federal income tax returns. Finalized Treasury regulations have generally expanded the circumstances under which information reporting and backup withholding may apply for payments made after December 31, 1999. Holders of ADSs or Ordinary Shares should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

                  ITEM 8: Selected Consolidated Financial Data

         The selected consolidated financial data set forth below should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial data for the five years ended December 31, 1993, 1994, 1995,and 1996 and 1997 have been extracted or derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with U.S. GAAP and audited by Ernst & Young Audit, France, independent auditors.



                                                           Year Ended and at December 31,
                                    ------------------------------------------------------------------------------
                                       1993         1994         1995          1996        1997          1997(1)
                                    ------------------------------------------------------------------------------
                                         FF           FF           FF           FF           FF         U.S. $
                                                        (in thousands, except per share data)

Consolidated Statement of
Operations Data:
Net sales......................           18,194       27,346       27,290       32,426       34,458        5,725
Research and development
   revenues....................            5,180        3,986          472       16,135       64,232       10,671
                                           -----        -----          ---       ------       ------       ------
                Total Revenues.           23,374       31,332       27,762       48,561       98,690       16,396
                                          ------       ------       ------       ------       ------       ------

Cost of goods sold.............         (12,190)     (17,394)     (18,419)     (21,398)     (20,764)      (3,450)
Research and development
   expenses ...................         (12,930)     (14,845)     (32,478)     (88,006)    (152,349)     (25,311)
Selling and marketing expenses.          (2,614)      (3,187)      (3,508)      (4,767)      (7,296)      (1,212)
General and administrative
   expenses....................         (11,907)     (15,083)     (17,162)     (30,865)     (45,927)      (7,630)
                                        --------     --------     --------     --------     --------      -------
                Total Expenses.         (39,641)     (50,509)     (71,567)    (145,036)    (226,336)     (37,603)
                                        --------     --------     --------    ---------    ---------     --------

                Loss from               (16,267)     (19,177)     (43,805)     (96,475)    (127,646)     (21,207)
                                        --------     --------      -------     --------    ---------     --------
operations.....................
Interest income (expense), net.              303        (904)        1,742        9,220       12,554        2,086
Foreign Exchange gain (loss)...             (36)        (433)        (891)          298        1,941          322
Other income (expense) net.....               47           33           10           56          150           25
                                              --           --           --           --          ---           --
                Loss before income
                   tax benefit.         (15,953)     (20,481)     (42,944)     (86,901)    (113,001)     (18,774)
                                        --------     --------     --------     --------    ---------     --------

Income tax benefit(3)..........           2,608        3,474        7,942       21,815        19,147        3,181
                                          ------       ------       ------      -------       ------        -----
                Net loss.......         (13,345)     (17,007)     (35,002)     (65,086)     (93,854)     (15,593)
                                        ========     ========     ========     ========     ========     ========

Loss per ordinary share(2)(4)..           (4.80)       (5.64)       (7.96)      (11.66)      (13.54)      (2..25)
Weighted average number of Ordinary
   Shares outstanding(2)(4)....           2,782        3,016        4,396        5,581        6,932        6,932

Loss per ADS (American
   Depositary Share)(2)(4).....           (1.60)       (1.88)       (2.65)       (3.89)       (4.51)       (0.75)
Weighted average number of equivalent
    ADSs outstanding(2)(4).....            8,346        9,048       13,188       16,743       20,796       20,796

Consolidated Balance Sheet
Data:
       Cash and cash equivalents           5,100       63,420       42,071      518,773      461,437       76,663
       Total assets  ..........           45,668      112,456      114,010      662,633      674,916      112,131
       Long-term liabilities
          (excluding current              15,410       20,355       35,860       42,142       41,014        6,814
portion).......................
       Accumulated Deficit.....         (33,147)     (50,154)     (85,156)    (150,242)    (244,096)     (40,554)
       Shareholders' equity....           15,327       69,105       57,591      560,443      552,537       91,799



---------------

(1) Dollar amounts are translated solely for convenience at the Noon Buying Rate in New York on December 31, 1997, of 6.0190 French Francs per U.S. dollar.

(2) See "Item 19: Financial Statements -- Note 1 of the Notes to the Consolidated Financial Statements."

(3) See "Item 19: Financial Statements -- Note 8 of the Notes to the Consolidated Financial Statements."

(4) Figures for 1993, 1994 and 1995 have been adjusted to reflect the 100-for-1 share split approved by the shareholders on April 29, 1996.

Dividend Policy

         The Company currently intends to retain all earnings for use in the operation and expansion of its business and correspondingly does not anticipate paying any cash or share dividends on its Ordinary Shares in the foreseeable future. To date, the Company has never declared or paid cash or share dividends on its Ordinary Shares. Dividends if and when declared by the Company will be declared in francs but paid to holders of ADSs in dollars.

Dividends paid to ADR holders will be net of fees and charges of the Depository, net of French withholding tax and may be affected by exchange rate fluctuations. See " -- Exchange Rate Information" and "Taxation."

            ITEM 9: Management's Discussion and Analysis of Financial
                       Condition and Results of Operations

         This Annual Report on Form 20-F contains certain forward-looking statements that involve risks and uncertainties relating to the future financial and technological performance of the Company. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In evaluating such statements, readers should specifically consider factors which could affect expected results, including, but not limited to, those highlighted in the relevant sections hereof and principally: (i) the inability to maintain or initiate third-party arrangements which generate revenues, in the form of license fees, research and development support, royalties and other payments, in return for rights in technology or products under development by the Company; and (ii) delays or difficulties in developing or acquiring genomics technologies and technical and managerial personnel to fulfill gene discovery programs at reasonable costs. Readers are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly any revisions to forward-looking statements to reflect any changes in events, conditions or circumstances on which such statements are based.

Overview

         Genset is a fully integrated genomics company engaged in providing tailored genomics information to the pharmaceutical industry through focused strategic partnerships. The Company's mission is to assist pharmaceutical companies in the discovery, development and marketing of their drugs through the discovery of common disease and drug response genes. The Company's commercial strategy is to create and provide proprietary genomics information to the pharmaceutical industry in three key business areas: disease gene discovery programs, pharmacogenomics programs for drug response, and gene libraries. Through these targeted services, the Company expects to derive multiple revenue streams from research and development, clinical milestones and royalties on drug sales that will lead to a sustained revenue growth.

         In the area of disease causing gene discovery programs, the Company has two ongoing funded collaborations. The first program to discover genes associated with prostate cancer began in May 1996 on signing a strategic alliance with Synthelabo, a French pharmaceutical company. The initial phase of this program was completed on May 8, 1998 and Synthelabo has extended the program for a third year. The second program to discover genes associated with schizophrenia began in September 1996 on signing an agreement with a subsidiary of Johnson & Johnson. The Company has also initiated programs in cardiovascular diseases, osteoporosis, CNS disorders and obesity which are available for partnering.

         In 1997, Genset formed strategic alliances in two new business areas: pharmacogenomics and gene libraries. On July 17, 1997, the Company entered into a pioneering strategic alliance with Abbott Laboratories in the field of pharmacogenomics to analyze variations in patient response to drug therapy. As part of the alliance, Genset will use its high density biallelic marker map to identify markers and genes associated with the response to the administration of given drugs, while Abbott will develop diagnostic systems derived from these markers and genes. Together, Genset and Abbott will collaborate on additional pharmacogenomics research programs for third party pharmaceutical companies for drugs in clinical development and for marketed compounds with limited efficacy and side effects. In parallel, Genset began an 18 month program to study patient response to treatment with an Abbott's drug for the treatment of asthma, Zileuton, making Abbott the alliance's first customer. For this program, Abbott will provide up to $22.5 million in research funding and milestones. Pursuant to the agreement, Abbott made an equity investment of $10 million in Genset stock and the Company has a one-year put option exercisable beginning in September 1998 for an additional investment of $10 million. The Company believes that this is the first of many potential collaborative agreements in pharmacogenomics which may contribute significant revenues in the near and mid-term.

         On July 25, 1997, the Company entered into an exclusive license agreement with Genetics Institute ("GI"), a subsidiary of American Home Products. As part of this alliance, Genset will provide approximately 2,000 new full length secreted protein genes from its SignalTag-TM- library for expression and inclusion in GI's DiscoverEase-Registered Trademark- protein development platform. Genset will receive payments of up to approximately FF 120 million based on the delivery of clones to GI and orders received from DiscoverEase-Registered Trademark- subscribers. Through this platform, Genset gains access to numerous potential pharmaceutical partners for protein evaluation for future drug development, including, Bayer, Chiron, Chugai, Genentech, Immunex, Kirin, Ontogeny and Scios. Development and commercialization of Genset's secreted proteins by these potential partners will result in the generation of revenues from development milestones and royalties on future drug sales.

         During 1997, the Company expanded its network of collaborations with clinical and research institutions to secure access to well-characterized, high quality phenotypic samples for analysis of common diseases. Through its collaboration with the Royal College of Surgeons in Ireland, a clinical research center specializing in the cardiovascular field, the Company has obtained access to a substantial DNA bank, which is being constituted using samples from large clinical trials involving in the aggregate up to 20,000 subjects. The Company also has collaborations with hospitals and research institutes in France, Germany, Israel and Argentina to obtain clinical samples for association studies on prostate cancer, osteoporosis, obesity and CNS disorders.

         The Company was organized in 1989 to discover, develop and market products derived from DNA and genetics research. In pursuit of these objectives, the Company initially developed a commercial activity in the manufacture of synthetic DNA. With expertise in chemistry, industrial production techniques and automation, the Company believes it has become the largest manufacturer of synthetic DNA worldwide. The Company is also its own largest customer, using approximately half of its production output for its internal genomics research programs.

         During 1996 and 1997, the Company has invested significantly in the expansion of its personnel and facilities and the further development of its integrated technology platform at industrial-scale in order to fulfill its corporate mission and strategic objectives. In particular, the Company has developed all the necessary tools to complete its proprietary high density biallelic marker map of the human genome. This map is key to the Company's genome-wide approach to perform association studies in unrelated individuals to identify low penetrance genes responsible for many common diseases and clinical traits. This approach has allowed the Company to secure new strategic partnerships and generate potential future revenue streams.

         Based upon its current plans, the Company believes that its existing resources and loans, together with the net proceeds from the June 1996 initial public offering and the September 1997 sale of equity to Abbott, will be adequate to satisfy its capital requirements through the end of 1999. The Company has made this estimate assuming that: (i) it will not exercise its Abbott put option exercisable as of September 1998; (ii) no significant milestones under existing agreements with strategic partners are attained; and
(iii) no additional strategic partnerships are entered into during this period. Any or all of such additional resources would extend the period during which the Company is able to satisfy its capital requirements. There can be no assurance, however, that the Company's research and development plans or other changes affecting the Company's operating expenses will not result in the need for additional funding before such time or that, if needed, such additional funding would be available. See " -- Liquidity and Capital Resources."

         The Company has incurred losses since its inception and anticipates that it will incur losses for the next few years. The Company's primary sources of revenue are, and for the next several years will be limited to, payments made pursuant to the terms of existing and future strategic alliances with pharmaceutical companies, licensing arrangements, if any, revenues from its synthetic DNA activities and interest income. Certain payments under existing strategic alliance arrangements are contingent upon the Company meeting certain milestones.

         The timing and amount of revenues under strategic alliance arrangements will be subject to significant fluctuations and therefore the Company's results of operations for any period may not be comparable to the results of operations for any other period. In addition, historical results should not be viewed as indicative of future operating results.

Results of operations

Years ended December 31, 1997 and 1996

         Genset reported total revenues of FF 98.7 million for the year ended December 31, 1997, an increase of more than two-fold compared to total revenues of FF 48.6 million for the year ended December 31, 1996. Research and development revenues comprised FF 64.2 million, or 65% of total revenues compared to 33% of total revenues for the year ended December 31, 1996 and a four-fold increase over the prior year, while product sales accounted for FF
34.5 million. The increase in revenue from R&D for the year was due primarily to the initiation of new research collaborations, as well as ongoing research collaborations and the completion of research milestones. During the year, Genset signed a pioneering alliance with Abbott Laboratories for pharmacogenomics and a collaboration with Genetics Institute for secreted proteins.

         Genset's research and development expenses increased 73% to FF 152.3 million during 1997 from FF 88 million in 1996. This increase was due to costs associated with the 50% increase in staffing to fulfill ongoing and new research contracts, the increase in consumption of oligonucleotides for production of the high resolution map, and the amortization of leasehold improvements and additional laboratory equipment for the Genomics Research Center. The Company also recognized a deferred compensation expense of FF 12.2 million in 1997 related to stock options and warrants granted to research and development personnel. The percent of research expenses funded by external research collaborations increased significantly to 42% in 1997 from 18% in 1996. Genset expects research and development expenses to continue to increase as additional personnel are hired, facilities are expanded and additional programs for gene discovery and pharmacogenomics are initiated.

         Cost of goods sold and selling and marketing expenses amounted to FF
20.8 million and FF 7.3 million, respectively. Both relate to synthetic DNA sales.

         General and administrative expenses increased 50% to FF 45.9 million during 1997 from FF 30.9 million in 1996. General and administrative expenses are expected to continue to increase during 1998 due to the significant expansion of patent, licensing and business development activities. The Company recognized a deferred compensation expense of FF 1.5 million in 1997 related to stock options granted to general and administrative personnel.

         The amortization of total deferred compensation over the next four years with respect to stock options and warrants outstanding as of December 31, 1997 will amount to approximately FF 11.5 million.

         Net interest income increased significantly to FF 12.6 million in 1997 from FF 9.2 million in 1996 due to a substantial cash position during all of 1997, which was invested in money market funds and certificates of deposit. Foreign exchange gains of FF 1.9 million in 1997 compared to FF 0.3 million in 1996 are attributable to the appreciation of dollar-denominated accounts receivable.

         Genset recorded a small decrease in income tax benefit to FF 19.1 million in 1997 compared to FF 21.8 million in 1996. This benefit, which is calculated based on the increase of qualifying research expenditures in France, was lower due to a marginally lower increase in 1997 . As of December 31, 1997, the Company had a research-related income tax credit receivable of FF 52.3 million, of which FF 3.5 million is recoverable in 1998, FF 7.9 million in 1999, FF 21.8 million in 2000 and FF 19.1 million in 2001.

         The Company's net loss increased to FF 93.9 million in 1997 from FF
65.1 million in 1996. The Company expects to continue to report losses for the next several years. At December 31, 1997, the Company's accumulated deficit was FF 244.1 million compared to FF 150.2 million at December 31, 1996.

Years ended December 31, 1996 and 1995

         Net sales increased 18.8% from FF 27.3 million in 1995 to FF 32.4 million in 1996. This progression was due primarily to the 54% increase in sales in the United States and the near doubling of sales in Japan, resulting from a large number of new customers for synthetic DNA.

         Research and development revenues comprised FF 16.1 million in 1996, compared to FF 0.5 million in 1995. This increase was due primarily to the initiation in 1996 of genomics programs with pharmaceutical collaborators, Synthelabo and Janssen Pharmaceutica, an affiliate of Johnson & Johnson, and the completion of the first milestone under the Synthelabo collaboration for the discovery of genes related to prostate cancer.

         Cost of goods sold increased 16.2% from FF 18.4 million in 1995 to FF
21.4 million in 1996, less than the increase in sales, due to economies of scale and automation. Research and development expenses increased substantially to FF
88.0 million in 1996 from FF 32.5 million in 1995, due to the creation of the mapping laboratory in Evry, France and the expansion of the sequencing and bioinformatics laboratories in connection with the development of gene discovery programs. The Company also recognized deferred compensation expenses related to stock options and warrants granted to research and development employees of FF
11.7 million in 1996 compared with none in 1995. Selling and marketing expenses of FF 4.8 million in 1996 relate to synthetic DNA sales.

         General and administrative expenses increased 79.8% to FF 30.9 million in 1996 from FF 17.2 million in 1995 due to the expansion of business development, patent and licensing, and investor relations activities to support the genomics programs and the Company's initial public offering and listings on the Nasdaq National Market and the Nouveau Marche. The Company expects general and administrative expenses to continue to increase in support of its growing research and development efforts and its gene discovery programs. The Company also recognized deferred compensation expenses related to stock options granted to general and administrative personnel of FF 1.3 million in 1996, compared with FF 0.6 million in 1995.

         The amortization of total deferred compensation and prepaid research and development expenses over the next four years with respect to stock options and warrants outstanding as of December 31, 1996 will amount to approximately FF
20.5 million.

         Net interest income, increased significantly to FF 9.2 million in 1996 from FF 1.7 million in 1995 following the cash received from the initial public offering in June 1996, which was invested in money market funds and certificates of deposit. Foreign exchange gains of FF 0.3 million in 1996 were attributable to the appreciation of dollar-denominated accounts receivable and payable, whereas the losses of FF 0.9 million in 1995 were attributable to the depreciation of dollar-denominated accounts receivable and payable.

         As of December 31, 1996, the Company's deferred tax assets included French net operating loss carry forwards of FF 50.1 million and French capitalized and amortized research and development costs of FF 15.6 million.

         The Company had a FF 21.8 million research-related income tax credit in 1996, compared with FF 7.9 million in 1995. Under current French tax policy, the credit in a given year can be carried forward and is recoverable in cash from the French government, if not used to offset taxes payable, in the fourth year following its generation. As of December 31, 1996, the Company had a research-related income tax credit receivable of FF 35.8 million, of which FF
2.6 million is recoverable in 1997, FF 3.5 million in 1998, FF 7.9 million in 1999, and FF 21.8 million in 2000.

         The Company's net loss increased 85.9% to FF 65.1 million in 1996 from FF 35.0 million in 1995. At December 31, 1996, the Company's accumulated deficit was FF 150.2 million compared to FF 85.2 million at December 31, 1995.

Liquidity and Capital Resources

         The Company has financed its operations through the private placement of equity securities, loans, conditional interest-free loans received from ANVAR, a French government agency, French government grants and the June 1996 initial public offering of its equity securities. From its inception in mid-1989 through December 1997, the Company received FF 515.5 million gross proceeds from the initial public offering; FF 59.7 million in cash proceeds from the sale of equity to Abbott Laboratories in September 1997; FF 216.0 million gross proceeds from private placements; FF 66.5 million in bank loans; approximately FF 15 million in government grants; FF 10.5 million in conditional interest-free loans; and FF 16.0 million from the Association Francaise contre les Myopathies (the "AFM loan"), in connection with the research agreement signed in 1994. At December 31, 1997, the Company's long term debt (including current portion and excluding the AFM loan) amounted to FF 46.2 million compared with FF 34.6 million at December 31, 1996. This increase was due to two new bank loans to finance partially the construction of the bioinformatics and mapping laboratories. At December 31, 1997, cash and cash equivalents and short term investments (less than three months) totaled FF 461.7 million.

         For the year ended December 31, 1997, the Company's principal uses of cash were funding of research and development expenses, purchases of additional equipment for sequencing and new equipment for mapping and construction of the mapping facility.

         The Company's future capital requirements, the timing and amount of expenditures and the adequacy of available funds will depend upon many factors, including the progress of the Company's research and development programs and the magnitude of these programs, the Company's ability to develop and maintain strategic partnerships and collaborative agreements, the progress of the development and commercialization of potential drugs resulting from the Company's programs, competing technological and market developments, the process of preparing, filing, maintaining and enforcing patent claims and other intellectual property rights and related costs, the regulatory process and other factors. Based upon its current plans, the Company believes that its existing resources and loans, together with the net proceeds from the June 1996 initial public offering and the September 1997 sale of equity to Abbott, will be adequate to satisfy its capital requirements through the end of 1999. The preceding discussion contained forward-looking statements relating to Genset's expectations regarding funding. There can be no assurance, however, that the Company's research and development plans or other changes affecting the Company's operating expenses will not result in the need for additional funding before such time or that, if needed, such additional funding would be available.

Impact of Currency Fluctuations

         The Company publishes its Consolidated Financial Statements in French francs; however, substantial portions of the Company's revenues and expenses are denominated in currencies other than French francs. The primary functional currencies for the Company's operations are the French franc, the U.S. dollar and the yen. A strengthening or weakening of the French franc against these other currencies could affect operating income (loss). The Company's manufacturing operations in the United States partially limit its exposure to fluctuations between the French francs and the U.S. dollar. The Company does not engage in hedging transactions.

Asian Financial Crisis

         The recent financial crisis in Asia had no effect on the 1997 results of the Company and the Company does not believe the crisis will have a material effect on its 1998 results. The Company does not expect the financial crisis in Asia to have a significant impact on its core research business. With respect to its Oligonucleotides Division, other than a minimal amount of synthetic DNA sales to Asian countries other than Japan, the Company had no exposure to the economies of these countries in 1997 and expects that its overall exposure to developments in these countries and their currencies will continue to be limited. The Company currently denominates, and intends to continue to denominate, all sales in South-East Asia outside Japan and Singapore in U.S dollars. This policy may, due to the relative increase in the value of the U.S. dollar, adversely affect the growth in sales of synthetic DNA in certain South-East Asian countries, while the value in French francs of sales in Japan and Singapore has and may continue to decrease in line with the relative decrease of the value of their currencies. In addition, the economic problems affecting the region generally may result in a decrease in funds spent on scientific research and hence in the regional market for the Company's synthetic DNA. The Company is unable at this point to appreciate the extent of this risk. With respect to costs, the relative decline in the value of the Singapore dollar and the Japanese yen has resulted in a decrease in the plant and labor costs related to the establishment of the Company's production facilities in Singapore and Kyoto, respectively. Raw materials, however, are imported and typically denominated in U.S.

dollars. See " -- Description of Business -- Manufacturing and Marketing -- Synthetic DNA."

Year 2000

         The Company has analyzed its principal accounting, management and research software and determined that none of such software should be subject to year 2000 failures. The Company intends to communicate with its principal collaborators, customers, suppliers, financial institutions and others with which it has business relations to coordinate with respect to any potential year 2000 issues. The Company does not anticipate that it will incur significant operating expenses or be required to invest heavily in computer systems improvements, or that it will experience any significant disruptions in business or research operations as a result of the millennium change.

The EURO

         The Company installed new accounting software in early 1998 which is adapted for the conversion to accounting in EUROs and the Company intends, beginning with its first semester 1998 accounts, to publish its accounts in EUROs, as well as in French francs. The Company expects to convert its accounts to EUROs only beginning in 1999. The Company does not expect significant delays or costs to be associated with the conversion of its accounts to EUROs. There can be no assurance, however, that systemic difficulties at the national level or among the Company's clients and suppliers related to the conversion to EUROs will not adversely impact the Company's conversion or result in additional costs.

                ITEM 10: Directors and Officers of the Registrant

                                   Management

         In accordance with French law governing a societe anonyme, the Company's affairs are managed by its Board of Directors and by its Chairman of the Board and Chief Executive Officer, who has full authority to manage the affairs of the Company, subject to the prior authorization of the Board of Directors for certain decisions.

Board of Directors

         Under French law, the Board of Directors is responsible, among other things, for presenting accounts to the shareholders and convening shareholders' meetings. In addition, the Board of Directors reviews and monitors the Company's economic, financial and technological strategies. The Company's Board of Directors consists of between three and 24 members elected by the Company's shareholders at their general meetings. Each director must own at least one share of Genset. Under French law a director may be an individual or a corporation.

         Directors are required to comply with applicable law and Genset's statuts (or charter and by-laws). Under French law, the Chairman of the Board and Chief Executive Officer may be responsible individually for actions taken by such person that are contrary to the company's interests, and the directors may be responsible for such actions both individually and jointly.

         The Company has a compensation committee which is responsible for proposing the salaries and incentives of the Company's executive officers and senior management to the Board. The Company also has an audit committee.

         The following table sets forth the names of the directors of the Company, their current positions with the Company, the dates of their initial appointment as directors and the expiration dates of their current term. Genset's statuts provide that each director is elected for a maximum six-year period. Directors need not be French nationals and there is no limitation on the number of terms that directors may serve.



                                                                                        Initially       Term
Name                                Age     Current Positions                         Appointed(1)     Expires

Pascal Brandys                      39      Chairman of the Board of Directors          1989           1998(2)
                                            and Chief Executive Officer (President
                                            Directeur General))

Marc Vasseur                        48      Director, Chief Biology Officer and         1992           1998(2)
                                            Directeur General

Daniel Cohen                        47      Director, Chief Genomics Officer and        1996            2002
                                            Directeur General

Laurent Degos                       52      Director and President of the Scientific    1989           1998(2)
                                            Advisory Board

Jean Deleage(3)                     56      Director                                    1992           1998(2)

FIMD (represented by
   Benoit Habert(3))                32      Director                                    1994            2000

Martyn Greenacre(4)                 56      Director and President of the               1993            1999
                                            Compensation Committee

Edmund Olivier de Vezin(4)          60      Director                                    1994            2002


---------------

(1) Dates specified for directors representing corporations relate to the entity represented.

(2) The Board of Directors has proposed to the annual general meeting of shareholders that is expected to be held on May 19, 1998 that the terms of Pascal Brandys, Marc Vasseur and Laurent Degos be renewed for a further six years. Jean Deleage did not present himself for reelection.

(3)      Member of the Audit Committee.

(4)      Member of the Compensation Committee.

         Pascal Brandys has been Chairman of the Board of Directors and Chief Executive Officer (President Directeur General) of the Company since he co-founded the Company in 1989 and President and Chief Executive Officer of Genset Corporation since its founding in 1992. Mr Brandys is also President of France Biotech, the professional association of French biotechnology companies. Prior to founding the Company, from 1988 to 1989, Mr. Brandys was a Partner at Eurocontinental Ventures in London. At Eurocontinental Ventures Mr. Brandys managed technology and biotechnology investments in Europe. In 1986 he founded and became Chief Executive Officer of Unihon Services (Tokyo), a venture capital fund, acquired in 1989 by Credit Agricole. From 1984 to 1986, Mr. Brandys acted as the Deputy General Manager for the French Industrial Development Agency in Tokyo. Mr. Brandys is a graduate of the Ecole Polytechnique, has an M.S. in Civil Engineering from the Ecole Nationale des Ponts et Chaussees and an M.S. in Economic Systems from Stanford University.

         Marc Vasseur, Ph.D., co-founded the Company in 1989 and has been Chief Biology Officer and Directeur General of the Company since 1992. He is on leave of absence from the University of Paris where he is a Professor of Virology and Head of the Molecular Virology Laboratory. Professor Vasseur is a molecular biologist specializing in the regulation of gene expression and transcriptional regulation of cellular and viral genes. From 1980 to 1987, Professor Vasseur was a scientist in the Cell Genetics Laboratory at the Pasteur Institute (Paris). From 1975 to 1980, he was a scientist at the Institute of Cancer Research (Villejuif, France). He started his research career at the Institute of Physico-Chemical Biology, where he worked from 1971 to 1975. Professor Vasseur has served on a number of boards and committees at the University of Paris and at CNRS; he was a member of CNRS' National Board for five years. Professor Vasseur received his Ph.D. from the University of Paris. He is the author of more than 50 scientific publications and the book, Oncogenic Viruses.

         Daniel Cohen, M.D., Ph.D., joined the Company in 1996 as Chief Genomics Officer and Directeur General. Professor Cohen is a Professor of Medical Genetics at the University of Paris VII. Before joining the Company, Professor Cohen was a co-founder and Scientific Director of CEPH. Professor Cohen was also a co-founder and Scientific Director of Genethon and has served as a scientific advisor for another genomics company. He is Doctor Honoris Causa of Shanghai, Xi'an and Ben Gourion University, and has received UNESCO's Prize of New Human Rights, the Daniel Bauperthuy Prize from the French Academy of Sciences for epidemiology, and the Grand Prize for Medical Literature for the book, The Genes of Hope, which has been translated into seven languages. Professor Cohen received the Legion of Honor in 1998. He has authored more than 100 scientific publications. Professor Cohen has an M.D. and a Ph.D. in Immunology and Immunogenetics from the University of Paris VII.

         Laurent Degos, M.D., Ph.D., a co-founder of the Company and the President of its Scientific Advisory Board, is a Professor of Hematology at the University of Paris VII-Denis Diderot. He is also the Director of the Institute of Hematology at the University of Paris VII-Denis Diderot and head of the Hematology Department (adult) leukemia) at Hopital Saint-Louis in Paris. Professor Degos is president of the Scientific Council of the Institute of Health Policy and the author of three books and 200 publications. He is a past director of INSERM Unit, and the past president of the Committee of Hematology of the National Council of French Universities and is a member of several editorial boards in hematology and leukemia. Professor Degos is the recipient of a number of international honors and awards (including from the General Motors Cancer Foundation in 1994). He is also a correspondent member of French Science Academy and president of the Scientific Board of Paris Hospitals. He has an M.D. and a Ph.D. in Human Biology from the University of Paris.

         Jean Deleage, Ph.D., is a managing partner of Burr, Egan, Deleage & Co., the venture capital firm he co-founded in 1979, and a managing partner of Alta Partners, founded in 1996. He founded Sofinnova S.A. and Sofinnova Inc., the wholly owned U.S. subsidiary of Sofinnova S.A., and was the President of Sofinnova, Inc. until 1980. He is a director of JTS Corp., Flamel Technologies, Diatide, Inc., OraVax Inc., DepoTech Corporation and other private companies. Dr. Deleage received the Legion of Honor in 1993. He received a doctoral degree in Economics from the Sorbonne and an M.S. in Electrical Engineering from the Ecole Superieure d'Electricite.

         Benoit Habert is President of Dassault Development, the venture capital company of Financiere & Immobiliere Marcel Dassault ("FIMD"). Mr. Habert is also a member of the Board of Directors of Dassault Industries, the industrial holding of the Dassault Group Industries and a member of the Board of Directors of Dassault Electronique. Prior to joining Dassault Development, he was a member of the New Issue Department at Banque Indosuez which he joined in 1991. Mr. Habert has two masters degrees in business and tax law from the University of Paris and holds an M.B.A. from INSEAD.

         Edmund Olivier de Vezin has been a partner at Oxford Bioscience Partners L.P. ("Oxford Bioscience Partners") since 1992. Prior to entering the venture capital field in 1984, he managed domestic and international operations for Diamond Shamrock, Corning Glass Works and Conoco Chemicals. He is a Life Fellow and Member of the National Council of the Salk Institute and a former Chairman of Biotechnology Venture Investors Group.

Mr. Olivier de Vezin has an M.B.A. from Harvard University and a B.S. in Chemical Engineering from Rice University.

         Martyn Greenacre joined Delsys Pharmaceutical Corp. as President and CEO in 1997. Previously he was at Zynaxis Inc. as President and CEO from 1993 to 1997 and at SmithKline Beecham plc since 1973, where from 1989 he was responsible for the strategic direction and operational management of pharmaceutical subsidiaries in Europe and for planning and executing European aspects of the merger between SmithKline Beckman and Beecham Pharmaceutical. He is also a director of Cephalon Inc. and Creative BioMolecules. Mr. Greenacre received his M.B.A. and B.A. degrees from Harvard University.

Executive Officers and Senior Management

         Under French law, the Chairman of the Board and Chief Executive Officer has full executive authority to manage the affairs of the Company. The Board of Directors has the power to appoint and remove, at any time, the Chairman of the Board and Chief Executive Officer. Pursuant to Genset's statuts, the Chairman of the Board and Chief Executive Officer has broad powers to act on behalf of the Company and to represent the Company in dealings with third parties, subject only to those powers expressly reserved to the Board of Directors or the shareholders. The Chairman of the Board and Chief Executive Officer determines and is responsible for matters such as the implementation of the goals, strategies and budget for the Company's different business activities.

         Pursuant to French law and Genset's statuts, the Board of Directors can appoint up to five Directeurs Generaux proposed by the Chairman and Chief Executive Officer, whose powers and responsibilities are determined by the Board, together with the Chief Executive Officer. Each such Directeur General generally has broad powers to represent and bind the Company in dealing with third parties.

         The Company is highly dependent on the principal members of its management and scientific staff, the loss of whose services might adversely affect the Company's prospects for success. Furthermore, recruiting and retaining qualified scientific personnel will be critical to the Company's success. Although the Company believes it will be able to attract and retain skilled and experienced scientific personnel, there can be no assurance, given the competition between pharmaceutical and health care companies, universities and non-profit research institutions for experienced scientists, that it will be able to do so. While most of the Company's personnel have signed employment contracts which contain non-compete and confidentiality clauses, there can be no assurance that these provisions will provide meaningful protection for the Company's know-how or technology or adequate remedies in case of breach. In addition, the Company's three Directeurs Generaux have not signed employment contracts or non-compete or confidentiality agreements and none of the Company's employees in the United States have signed non-compete agreements. The Company has not obtained key-man life insurance coverage during 1998 with respect to its three Directeurs Generaux.

         The following table sets forth the names of the executive officers and senior management of the Company, their current positions with the Company and the first dates as of which they served as executive officers or senior management of the Company.

Executive Officers


Name                                  Age      Current Position(s)                                        Since


Pascal Brandys                          39     Chairman of the Board of Directors and                     1989
                                               Chief Executive Officer (President
                                               Directeur General)

Marc Vasseur                            48     Director, Chief Biology Officer and                        1992
                                               Directeur General

Daniel Cohen                            47     Director, Chief Genomics Officer and                       1996
                                               Directeur General

Marta Blumenfeld                        42     Vice President, Genomics Analysis                          1990

Jerome Chailloux                        48     Chief Information Officer                                  1995

Ilya Chumakov                           48     Vice President, Mapping                                    1996

Catherine Faure-Cachard                 39     Director of Administration and Finance                     1991

Audrey D. Keane                         38     Vice President, Business Development                       1996

Agnes Le Saux-Narjoz                    32     Vice President, Marketing                                  1993

Jay Lichter                             36     Vice President, Pharmacogenomics                           1998

Bruno Poddevin                          33     Vice President, Oligonucleotides Division                  1997

Deborah A. Smeltzer                     44     Chief Financial Officer                                    1996


         Pascal Brandys.  See " -- Board of Directors."

         Marc Vasseur, Ph.D.  See " -- Board of Directors."

         Daniel Cohen, M.D., Ph.D.  See " -- Board of Directors."

         Marta Blumenfeld, Ph.D., Vice President, Genomics Analysis, joined the Company in 1990. From 1986 to 1990, she was a postdoctoral scientist studying oncogenic viruses at the Pasteur Institute (Paris). Dr. Blumenfeld has a Ph.D. in Biochemistry from the University of Buenos Aires and is the author of more than 25 scientific publications.

         Jerome Chailloux, Ph.D., Chief Information Officer, joined the Company in 1995. From 1987 to 1995, Dr. Chailloux was co-founder, Chief Scientific Officer and member of the board of Ilog, a subsidiary of INRIA, the French National Institute of Computer Science. Ilog is a world leader in C++ development tools and traded on the Nasdaq. Prior to founding Ilog, Dr. Chailloux was directing research at INRIA in the fields of artificial intelligence, Lisp and functional programming. Dr. Chailloux is a developer of the Lisp language and author of 30 publications. He received his Ph.D. in Computer Science from the University of Paris VI in 1980.

         Ilya Chumakov, Ph.D., Vice President, Mapping, joined the Company in 1996. Prior to joining the Company, Dr. Chumakov was employed as a research scientist at CEPH (1990-1996), most recently as its Scientific Director, where, together with Professor Cohen, he lead the effort to produce the first physical map of the human genome. Before joining CEPH, Dr. Chumakov was the leading staff scientist at the Institute of Molecular Biology in Moscow, where he worked from 1977 to 1990. He received a Ph.D. from Moscow State University in 1971 and a D.Sc. in Molecular Biology from the Institute of Molecular Biology of the Russian Academy of Sciences in Moscow in 1990. He has authored more than 70 scientific publications.

         Catherine Faure-Cachard, Director of Administration and Finance, joined the Company in 1991 and has been the Secretary of Genset Corporation since its founding in 1992. From 1988 to 1990, she was a financial analyst at Banque Indosuez. From 1987 to 1988, she was the financial controller at Eurosept Group, a management consulting firm acquired recently by EDS, where she was responsible for accounting, tax, budget control, payroll and human resources procedures. Earlier she was Director of Accounting at an industrial concern. She began her career in 1981 as an auditor with BEFEC-Price Waterhouse. Ms. Faure-Cachard received her M.B.A. from Ecole Superieure de Commerce in Paris.

         Audrey D. Keane, Vice President, Business Development, joined the Company in 1996. Previously, she was Vice President of Business Development at Sequana Therapeutics where she was responsible for structuring and negotiating strategic alliances with major pharmaceutical and biotechnology companies for the commercial development of therapeutics and diagnostic products. Ms. Keane received her M.B.A. from Harvard Graduate School of Business Administration and a B.S. in Chemical Engineering from Case Western Reserve University.

         Agnes Le Saux-Narjoz joined the Company in 1989 as the Market Development Manager and became Vice President, Marketing in 1993. In this role, she is responsible for strategic marketing for the Company and developing and managing advertising, pricing, and sales policies worldwide. Ms. Le Saux-Narjoz has held a variety of market and strategic assessment positions within the biotechnology sector prior to joining the Company, most recently at Bioinvest and Transgene. She received her M.S. in Pharmaceutical Sciences from the University of Paris, with concentrations in pharmaceutical marketing and health economics.

         Jay Lichter, Ph.D., Vice President, Pharmacogenomics, joined the Company in 1998. Prior to joining the Company, Dr. Lichter was Senior Director of Pharmacogenetics and Diagnostics at Sequana Therapeutics where he held various positions since its inception in 1993. Before joining Sequana, he was involved with pharmacogenetics research at Dupont Merck Pharmaceutical company, and prior to that he studied population genetics at Yale University. Dr. Lichter received his Ph.D. in Biochemistry from the University of Illinois in Chicago in 1992. He has authored more than 35 scientific publications.

         Bruno Poddevin, Ph.D., joined the Company in 1992, became Director of Production in 1994 and Vice President, Oligonucleotides Division in 1997. Prior to joining the Company, he was a post-doctoral fellow at the National Cancer Institute (Bethesda, MD). Dr. Poddevin has a Ph.D. in Molecular Biology from the University of Paris-Orsay and an M.S. in Engineering from the Ecole Centrale de Paris. He has authored more than 15 publications.

         Deborah A. Smeltzer joined the Company in 1996 as Chief Financial Officer. From 1990 to 1996 she was a Managing Director and from 1988 to 1989 she was a Vice President of the general partner of the Grotech Partners venture funds in Baltimore, Maryland and managed both public and private investments in the biomedical and environmental industries. From 1985 to 1987, Ms. Smeltzer was an Associate in the Corporate Finance Department of Baker, Watts & Co. Ms. Smeltzer received an M.B.A. from Stanford University Graduate School of Business and a B.S. in Biological Science and an M.S. in Medical Microbiology from the University of California, Irvine.

Senior Management


Name                                   Age     Current Position                                           Since

Johanne Alsayed                         36     Director of Quality                                        1992
Christian Blourde                       43     Director of Automation and Engineering                     1990
Jonathan Burnham                        31     Director of Legal Affairs                                  1998
Jean-Baptiste Dumas Milne Edwards       40     Director of Gene Libraries                                 1994
Laurence Faure                          37     Director of Collections and Genotyping                     1996
Pierre Le Ber                           34     Director of Sequencing                                     1995
Cecile Tharaud                          32     Director of Patents and Licenses                           1996
Naceur Tounekti                         33     Director of Mapping Production                             1996



         Johanne Alsayed, Ph.D., Director of Quality since 1992, joined the Company in 1991 as a Senior Scientist. Dr. Alsayed's duties include the implementation of a Total Quality Management System for the Company's production and research activities. Dr. Alsayed earned a doctorate in Molecular Biology with a specialty in Human Genetics from the University of Paris VII. Dr. Alsayed also holds an M.S. in Human Genetics from the Cochin Institute (1986) and a B.S. in Cellular Biology and Genetics from the University of Rennes (1985).

         Christian Blourde, Director of Automation and Engineering, joined the Company in 1990. From 1981 to 1990, he was Manager of Research and Development and involved in several major projects of protein processing at the Regional Transfusion Center in Lyon. He was responsible for setting up a large scale cell culture plant for hybridoma and was an adviser to Rhone-Poulenc for microfiltration membranes of cell cultures. Mr. Blourde received his M.S. in Engineering from the National Institute of Applied Sciences.

         Jonathan Burnham, Director of Legal Affairs, joined the Company in 1998. From 1994 to 1997, he was an associate with the law firm of Shearman & Sterling in their New York, London and Paris offices, practicing in the fields of corporate finance and mergers and acquisitions. From 1993 to 1994, he was a trainee at the Legal Service of the European Commission. A member of the New York State Bar, Mr. Burnham received a B.A. from Dartmouth University, LL.B. (common law) and B.C.L. (civil law) degrees from McGill University and a Masters in International Law from the University of Aix-Marseille.

         Jean-Baptiste Dumas Milne Edwards, Ph.D., Director of Gene Libraries, joined the Company in 1994. Prior to joining the Company, he was a scientist at Genethon. During his Ph.D. studies at University Paris VI, he invented a strategy to isolate the 5 prime end of messenger RNAs (SLIC) which is now used worldwide. Dr. Dumas Milne Edwards has authored 14 publications, and was granted the French government's aggregation as professor of biology. He is also a graduate of the Ecole Normale Superieure.

         Laurence Faure, M.D., joined the Company in 1996 as Director of Collections and Genotyping. From 1990 to 1996, Dr. Faure occupied a series of positions with CEPH, specializing in polymorphism of genes related to cardiovascular diseases, with her most recent role as Director of Genetic Laboratories. Dr. Faure received her M.D. from the University of Paris VI in 1990, with high honors and a specialization in ecocardiography and has authored more than 10 scientific publications.

         Pierre Le Ber, Ph.D., Director of Sequencing, joined the Company in 1995. From 1989 until joining the Company, Dr. Le Ber was employed by the French pharmaceutical company Synthelabo, first as Project Manager in the Research Department where he was responsible for Synthelabo's Virology Program (1989-1992), and then as the Assistant to the Director of Chemical Production (1993--1994). Dr. Le Ber is a graduate of the Ecole Polytechnique in Paris and has a Ph.D. in Molecular Pharmacology from the University of Paris-Orsay.

         Cecile Tharaud, Ph.D. joined the Company in 1996 as Director of Patents and Licenses. Prior to joining the Company, she was Director of Business Development at SmithKline Beecham, France from 1995 to 1996, and was Director of New Products for Glaxo Laboratories, France from 1993 to 1995. Dr. Tharaud received an M.B.A. from INSEAD, a doctorate in Molecular Genetics and Applied Immunology from the Institut National Agronomique Paris-Grignon and an M.S. in Cellular and Molecular Biology from the University of Paris VI. Dr. Tharaud is also a graduate of the Ecole Polytechnique.

         Naceur Tounekti, Ph.D., Director of Mapping Production, joined the Company in 1996. Prior to joining the Company, he was employed by the Health and Beauty Care Division of Procter & Gamble France, first as production Team Manager (1992-1993) and then as Industrial Hygiene & Safety and Environmental Control Manager (1994-1995). Dr. Tounekti received his M.S. in Engineering from the Ecole Centrale de Paris and has a Ph.D. in Molecular Biology from the University of Paris-Orsay.

Scientific Advisory Board

         The Company has organized a Scientific Advisory Board ("SAB") composed of six individuals with expertise in the fields of molecular biology, genetics, transcription regulation DNA chemistry and hematology. The SAB is international in scope and its members are affiliated with institutions in France, Germany, Japan and the United States. The Company consults with individual members of the SAB periodically when advice is required in their particular area of expertise. The members of the SAB receive a fee for each meeting with the Company and are reimbursed for expenses incidental to their attendance of these meetings. In addition, certain members of the SAB have been granted stock options. The members of the SAB are:

         Jean-Francois Bach, M.D., Professor of Immunology at Necker Hospital in Paris. He is also Director of an INSERM Unit devoted to the genetics and treatment of autoimmune diseases. More recently he has developed major interest in the genetic diseases of the adult, notably polygenic diseases. Professor Bach is member of the French Academy of Sciences and of the French Academy of Medicine. He has received several major national and international scientific prizes.

         Stephen K. Burley, M.D., Ph.D., Director of the Laboratory of Molecular Biophysics and Professor at The Rockefeller University. He is also an investigator at the Howard Hughes Medical Institute. Dr. Burley is a Fellow of the Royal Society of Canada and was awarded the Leon Reznick Memorial Prize for excellence and accomplishment in research by Harvard Medical School. He is a member of the New York Academy of Sciences and has authored more than 65 scientific publications.

         Laurent Degos, M.D., Ph.D., President of the Scientific Advisory Board. See " -- Board of Directors."

         Yoshiyuki Sakaki, Ph.D., Professor and the Director of the Human Genome Center at the University of Tokyo. Dr. Sakaki is also a member of the council of HUGO, the Human Genome Organization. He has authored more than 150 scientific publications.

         Gunther Schutz, Ph.D., Professor of Physiological Chemistry and Director of the Department of Molecular Biology of the Cell at the Institute of Cell and Tumor Biology, German Cancer Research Center in Heidelberg. Prior to 1980, Dr. Schutz led an independent research group at the Max-Planck Institute for Molecular Genetics at the Freie University in Berlin. He has authored approximately 200 publications and received the Gottfried-Wilhem-Leibnitz Prize of the Deutsche Forschungagemeinschaft in 1987.

         Moshe Yaniv, Ph.D., Professor at the Department of Biotechnology at the Pasteur Institute in Paris, where he heads the Unit on oncogenic viruses, Dr. Yaniv is a member of the French Academy of Sciences. He was the Vice Chairman (1992-95) and Chairman (1996) of the Council of EMBO (European Molecular Biology Organization). His research is focused on transcription regulation and he has authored more than 200 publications. He received the Charles-Leopold Mayer prize of the French Academy of Science (1995).

                 ITEM 11: Compensation of Directors and Officers

         The aggregate amount of compensation paid by the Company to all of its directors as a group (eight persons in 1997, including five independent directors who receive limited compensation for services as directors, and reimbursement of expenses incidental to their attendance at Board of Directors meetings) for services in all capacities for 1997 was approximately FF 5.5 million. The aggregate amount of compensation paid by the Company to all of its executive officers (excluding directors) and senior management as a group (15 persons) for their services in 1997 was approximately FF 8.2 million.

         The Company does not contribute to any pension, retirement or other plans for its executive officers or senior management.

     ITEM 12: Options to Purchase Securities from Registrant or Subsidiaries

Stock Option Plans

         Pursuant to resolutions adopted by the shareholders on July 27, 1992, October 25, 1994, March 19, 1996, April 15, 1996 and May 22, 1997, the Board of Directors has granted options to purchase Ordinary Shares to certain officers and employees of the Company. The following table sets out certain information relating to the various option plans, as of April 30, 1998:


                                                    Options        Ordinary     Option Exercise
    Option Plan         Options       Options         Out-          Shares         Price per           Expiration
                       Issuable       Issued        standing       Issuable        Share(FF)           Date(1)(2)

July 27, 1992                784           784             63       6,300(3)           28.80              November 8, 2002

October 25, 1994           1,000         1,000            520       5,200(3)              40                April 30, 2004

March 19, 1996             7,000         7,000          6,768     676,800(3)            -(4)                 July 31, 2006

April 15, 1996             2,000         2,000          1,908     190,800(3)           - (5)                 June 30, 2006

May 22, 1997             400,000       165,568        165,568        165,568            -(6)                March 31, 2007


---------------

(1) The options under each plan have various expiration dates. In each case, the latest expiration date of options already issued under the plan is indicated.

(2) All plans contain restrictions limiting the exercise of options after the employee is no longer an employee of the Company.

(3) Adjusted to reflect the 100-for-1 share split approved by the shareholders on April 29, 1996.

(4) The exercise prices of the outstanding options, which depend on the date at which they were issued, range from FF 160 to FF 295.

(5) The exercise prices of the outstanding options, which depend on the date at which they were issued, range from FF 172.08 to FF 254.

(6) The exercise prices of the outstanding options, which depend on the date at which they were issued, range from FF 254 to FF 390.

         As of April 30, 1998, an aggregate of 519,300 Ordinary Shares could be purchased pursuant to outstanding options held by the President Directeur General and the two Directeurs Generaux of the Company as a group (three persons) and an aggregate of 437,300 Ordinary Shares could be purchased pursuant to outstanding options held by the other executive officers and senior management of the Company as a group (17 persons).

Warrant Plans

         Pursuant to resolutions adopted on July 27, 1992, October 25, 1994, March 28, 1995, March 19, 1996, and May 22, 1997, the shareholders have authorized the issuance of warrants to purchase Ordinary Shares to certain directors and consultants of the Company and certain other non-employees. The following table sets out certain information relating to the various warrant plans, as of April 30, 1998:



                                                    Warrants       Ordinary      Warrant Exercise
    Warrant Plan       Warrants      Warrants         Out-          Shares          Price per            Expiration
                      Authorized    Subscribed      standing       Issuable         Share(FF)             Date(1)

July 27, 1992                784           784           20      2,000(2)           28.80                 October 5, 2000

October 25, 1994           1,176         1,176          432     43,200(2)              60                October 24, 1999

March 28, 1995               162           162           39      3,900(2)              60               December 31, 1999

March 19, 1996             1,000           308          257     25,700(2)             160                  March 18, 2001

May 22, 1997               4,000         4,000        2,000        2,000              250                    May 21, 2002


---------------

(1) The warrants under each plan may have various expiration dates. In each case, the latest expiration date of warrants issued under the plan is indicated.

(2) Adjusted to reflect the 100-for-1 share split approved by the shareholders on April 29, 1996.

         As of April 30, 1998, an aggregate of 36,900 Ordinary Shares could be purchased pursuant to outstanding warrants held by directors (other than executive officers) of the Company as a group (five persons), and no outstanding warrants were held by executive officers or senior management of the Company.

         In addition, the Board of Directors has proposed resolutions for the consideration of the extraordinary meeting of shareholders scheduled for May 19, 1998 that concern the issuance of 32,000 additional warrants to certain specified consultants of the Company and of 2,000 additional warrants to the independent members of the Board of Directors. The proposed resolutions provide that the subscription price of these warrants would be FF 4 per warrant, and that each warrant would give the holder thereof the right to purchase one Ordinary Share of the company for FF 450.

             ITEM 13: Interest of Management in Certain Transactions

         None.

                                     PART II

               ITEM 14: Description of Securities to be Registered

         Not applicable.

                                    PART III

                    ITEM 15: Defaults upon Senior Securities

         None.

             ITEM 16: Changes in Securities and Changes in Security
                      for Registered Securities and Use of Proceeds

Modification of Depositary Arrangements

         Effective as of April 10, 1998, the Company and The Bank of New York, as Depositary, amended the Deposit Agreement governing the ADSs of the Company. This amendment was intended to simplify the procedures enabling ADS holders to effectively vote the Ordinary Shares underlying their ADSs. Pursuant to these amended procedures, all beneficial owners of ADSs as of the record date fixed for a given shareholders' meeting shall receive, among other materials, a summary in English or an English version of the notice of such meeting and a copy of the materials provided by the Company to enable the beneficial owners to give voting instructions regarding the resolutions being considered by the meeting.

         In order to instruct the Depositary to vote the Ordinary Shares underlying their respective ADSs, beneficial owners must complete, sign and return the voting instruction card or form provided to the person indicated thereon. In signing and returning the card or form, the beneficial owner (a) certifies that it was the beneficial owner on the record date of the ADSs being voted and is entitled to exercise the right to vote with respect thereto, (b) undertakes to be the beneficial owner of such ADSs during the five calendar days immediately prior to and on the meeting date, and (c) certifies or undertakes such other matters as may from time to time be necessary to permit the exercise of voting rights by beneficial owners of ADSs in accordance with French law or the statuts of Genset. The beneficial owners may, by completing, signing and returning voting instruction cards or forms without providing specific voting instructions on the resolutions, instruct the Depositary to vote the corresponding Ordinary Shares in favor of all the resolutions proposed by the Board of Directors of Genset.

Use of Proceeds

         The Company conducted a registered initial public offering of its Ordinary Shares in June 1996, pursuant to a registration statement with file number 33-34758, which was declared effective on June 4, 1996.

         The net proceeds from the offering after underwriting discounts and commissions and other expenses were $90,203,350. In the period from the effectiveness of the registration statement to December 31, 1997, the Company has expended (U.S. dollar amounts converted from French francs at the December 31, 1997 Noon Buying Rate of FF 6.0190 to $1.00):

         FF 37 million ($6.1 million) on the construction of plant, building and facilities;

         FF 63 million ($10.5 million) on the purchase and installation of machinery and equipment;

         FF 16 million ($2.7 million) on the repayment of indebtedness; and

         FF 83 million ($13.8 million) as working capital (including research and development and general and administrative expenditures).

         As the period for which the above amounts are presented do not correspond precisely to accounting periods of the Company and as the categories do not in all cases correspond to those used by the Company in its accounting procedures, these amounts represent reasonable estimates made by the Company for each category of expenditures.

         As of December 31, 1997, the Company had FF 458.6 million ($76.2 million) invested in money market funds and short-term certificates of deposit.

         Other than the compensation paid to directors and officers in connection with their respective duties, all of such payments were made to persons other than directors, officers or affiliates of the company. See " -- Directors and Officers of the Registrant."

         The expenditures set forth above are consistent with the use of proceeds described in the prospectus.

                                     PART IV

                          ITEM 17: Financial Statements

         Not applicable.

                          ITEM 18: Financial Statements

         See Item 19 for a list of financial statements filed under Item 18.

        ITEM 19: Index to Financial Statements and Exhibits and Signature

         The following financial statements of Genset S.A. and its Subsidiaries are filed as part of this Annual Report, together with the report of the independent accountants. Financial statement schedules are omitted as the information is not required, is not applicable, or the information is presented in the financial statements or notes thereto.

                          INDEX TO FINANCIAL STATEMENTS


                                                                                                Page

Independent Auditor's Report.............................................................        F-1

Consolidated Balance Sheets as of December 31, 1996 and 1997............................         F-2

Consolidated Statements of Operations for the years ended
         December 31, 1995, 1996 and 1997................................................        F-4

Consolidated Statements of Shareholders' Equity for the years ended
         December 31, 1995, 1996 and 1997...............................................         F-5

Consolidated Statements of Cash Flows for the years ended
         December 31, 1995, 1996 and 1997...............................................         F-6

Notes to the Consolidated Financial Statements..........................................         F-7


                                INDEX TO EXHIBITS

1.1 P    Statuts of Genset S.A. amended through September 19, 1997

1.2* Form of Amended and Restated Deposit Agreement among Genset and The Bank of New York as Depositary and Owners and Beneficial Owners of American Depositary Receipts

2.1+P Agreement dated as of September 26, 1996, between the Company and Janssen Pharmaceutica, N.V.

2.2+P Alliance Agreement dated as of July 15, 1997, between the Company and Abbott Laboratories

2.3+P Research and License Agreement dated as of July 15, 1997, between the Company and Abbott Laboratories

2.4+P Subscription Agreement dated as of July 15, 1997, between the Company and Abbott Laboratories

2.5+P License Agreement dated as of July 25, 1997, between the Company and Genetics Institute, Inc.

2.6+P Technology License Agreement dated as of December 28, 1997, between the Company and Ceres, Inc.


2.7+P Services Agreement dated as of December 28, 1997, between the Company and Ceres, Inc.

2.8+P Series A Preferred Stock Issuance Agreement dated December 28, 1997, between the Company and Ceres, Inc.

2.9 P Warrant of the Company dated December 28, 1997, to purchase shares of Series B Preferred Stock of Ceres, Inc.

2.10 P Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of April 6, 1998, by and among Ceres, Inc., certain founders of Ceres, Inc., the Company and the other investors in Ceres, Inc.

2.11 P Amended and Restated Investors' Rights Agreement dated as of April 6, 1998, by and between Ceres, Inc., the Company and the other investors in Ceres, Inc.

2.12 P Commercial Lease, dated March 26, 1996, between the Company and S.N.E.C.M.A.

2.13P Amendment dated April 8, 1997 to the Commercial Lease between the Company and S.N.E.C.M.A.

2.14+P Amendment N2 dated April 29, 1998 to the Collaboration Agreement between the Company and Synthelabo

---------------

* Incorporated by reference from the Registration Statement on Form F-6 N333-4760 filed with the Securities and Exchange Commission on March 20, 1998.

+ Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

P Filed concurrently with the Security and Exchange Commission in paper format under cover of Form SE.

                         Report of Independent Auditors

                         The Directors and Shareholders

                                  Genset, S.A.

         We have audited the accompanying consolidated balance sheets of Genset, S.A. and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles in the United States.


                                                /s/ Deborah Choate
                                        ------------------------------------
                                                    Deborah Choate
                                                  Ernst & Young Audit

Paris, France
February 12, 1998

                                     Genset

                           Consolidated Balance Sheets
                             (Amounts in thousands)

                                     ASSETS

                                                                                        December 31,
                                                                             ---------------------------------
                                                                              1997         1997          1996
                                                                             -------      -------      -------
                                                                               US$          FF            FF
Current Assets:
    Cash and cash equivalents ..........................................      76,663      461,437      518,773
    Short-term investments .............................................          47          285          697
    Accounts receivable (less allowance for doubful accounts
       of FF 415 in 1997, FF 293 in 1996) ..............................       2,371       14,273       14,511
    Receivable from State ..............................................       2,948       17,745        8,597
    Inventory ..........................................................         648        3,901        2,827
    Prepaid expenses and other current assets ..........................       1,720       10,347       14,207
                                                                            --------     --------     --------
       Total current assets ............................................      84,397      507,988      559,611
                                                                            --------     --------     --------
Property and equipment:
    Leasehold improvements and fixtures ................................      10,012       60,264       25,562
    Laboratory equipment ...............................................      12,702       76,452       52,797
    Office and computer equipment ......................................       4,571       27,510       15,613
    Construction in progress ...........................................       2,222       13,372       12,937
                                                                            --------     --------     --------
       Total property and equipment ....................................      29,507      177,598      106,909
    Less accumulated depreciation and amortization .....................     (10,745)     (64,673)     (40,337)
                                                                            --------     --------     --------
    Property and equipment - net .......................................      18,762      112,925       66,572
                                                                            --------     --------     --------
Other assets:
    Research and development tax credit receivable, less current portion       8,136       48,973       33,298

    Patent development costs (less accumulated amortization of
       FF 3,004 in 1997, and FF 1,875 in 1996) .........................         448        2,693        1,373
    Other long term assets .............................................         388        2,337        1,778
                                                                            --------     --------     --------
       Total assets ....................................................     112,131      674,916      662,633
                                                                            --------     --------     --------
                                                                            --------     --------     --------

                See notes to consolidated financial statements.

Certain prior year amounts have been reclassified to conform to the current year presentation. The financial information expressed in U.S.$ is presented solely for the convenience of the reader and is translated from French francs at the noon buying rate in New York on December 31, 1997 which was FF 6.0190 for each U.S.$.

                                     Genset

                           Consolidated Balance Sheets
                                   (continued)
                    (Amounts in thousands, except share data)

                      LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                       December 31,
                                                                            ----------------------------------
                                                                              1997         1997         1996
                                                                            --------     --------     --------
                                                                              US$           FF            FF
Current liabilities:
    Current portion of long term debt
       (including FRF 4,000 due to the AFM in both years) ..............       3,063       18,436       11,129
    Current portion of capital lease obligation ........................         243        1,462        1,706
    Accounts payable ...................................................       7,049       42,431       39,397
    Accrued expenses ...................................................       1,403        8,442        6,667
    Deferred revenues ..................................................       1,760       10,594        1,149
                                                                            --------     --------     --------
       Total current liabilities .......................................      13,518       81,365       60,048
                                                                            --------     --------     --------
    Long-term debt, less current portion ...............................       5,274       31,742       27,452
    Amounts due to the AFM, less current portion .......................       1,329        8,000       12,000
   Capital lease obligation, less current portion ......................         211        1,272        2,690

Shareholders' equity:
    Common stock, FF 17 nominal value; 7,189,087 and 6,769,985 shares
       issued and outstanding - December 31, 1997 and 1996, respectively      20,305      122,214      115,090
    Additional paid- in capital ........................................     114,052      686,479      606,186
    Accumulated deficit ................................................     (40,554)    (244,096)    (150,242)
    Less advances by the Company to fund employees' exercise of options          (99)        (596)      (1,639)
    Deferred compensation ..............................................      (1,918)     (11,542)      (9,421)
    Cumulative translation adjustment ..................................          13           78          469
                                                                            --------     --------     --------
       Total shareholders' equity ......................................      91,799      552,537      560,443
                                                                            --------     --------     --------
       Total liabilities and shareholders' equity ......................     112,131      674,916      662,633
                                                                            --------     --------     --------
                                                                            --------     --------     --------


                 See notes to consolidated financial statements.

Certain prior year amounts have been reclassified to conform to the current year presentation. The financial information expressed in U.S.$ is presented solely for the convenience of the reader and is translated from French francs at the noon buying rate in New York on December 31, 1997 which was FF 6.0190 for each U.S.$.

                                     Genset

                      Consolidated Statements of Operations
                  (Amounts in thousands, except per share data)


                                                                       Year ended December 31,
                                                           ----------------------------------------------
                                                             1997         1997         1996         1995
                                                           -------      -------      -------      -------
                                                             US$           FF          FF            FF
Net sales ............................................       5,725       34,458       32,426       27,290
Research and development revenues ....................      10,671       64,232       16,135          472
                                                           -------      -------      -------      -------
       Total revenues ................................      16,396       98,690       48,561       27,762
                                                           -------      -------      -------      -------
Cost of goods sold ...................................      (3,450)     (20,764)     (21,398)     (18,419)
Research and development expenses ....................     (25,311)    (152,349)     (88,006)     (32,478)
Selling and marketing expenses .......................      (1,212)      (7,296)      (4,767)      (3,508)
General and administrative expenses ..................      (7,630)     (45,927)     (30,865)     (17,162)
                                                           -------      -------      -------      -------
       Total  expenses ...............................     (37,603)    (226,336)    (145,036)     (71,567)
                                                           -------      -------      -------      -------
       Loss from operations ..........................     (21,207)    (127,646)     (96,475)     (43,805)
                                                           -------      -------      -------      -------
Interest expense .....................................        (576)      (3,466)      (2,668)      (1,965)
Interest income ......................................       2,662       16,020       11,888        3,707
Foreign exchange gain (loss) .........................         322        1,941          298         (891)
Other income .........................................          25          150           56           10
                                                           -------      -------      -------      -------
       Loss before income tax benefit ................     (18,774)    (113,001)     (86,901)     (42,944)
                                                           -------      -------      -------      -------
Income tax benefit ...................................       3,181       19,147       21,815        7,942
                                                           -------      -------      -------      -------
       Net loss ......................................     (15,593)     (93,854)     (65,086)     (35,002)
                                                           -------      -------      -------      -------
                                                           -------      -------      -------      -------

Loss per ordinary share ..............................       (2.25)      (13.54)      (11.66)       (7.96)
Weighted average number of Ordinary Shares outstanding       6,932        6,932        5,581        4,396
Loss per ADS (American Depositary Share) .............       (0.75)       (4.51)       (3.89)       (2.65)
Weighted average number of equivalent ADSs
 outstanding .........................................      20,796       20,796       16,743       13,188

                 See notes to consolidated financial statements.

Certain prior year amounts have been reclassified to conform to the current year presentation. The financial information expressed in U.S.$ is presented solely for the convenience of the reader and is translated from French francs at the noon buying rate in New York on December 31, 1997 which was FF 6.0190 for each U.S.$.

                                     Genset
                 Consolidated Statements of Shareholders' Equity
             (Amounts in thousands, except share and per share data)


                                             Ordinary Shares  Additional                                       Cumulative   Share-
                                             ---------------    Paid-in   Accumulated Advances to   Deferred   Translation  Holders'
                                             Shares *  Amount   Capital     Deficit   Shareholders Compensation Adjustment  Equity
                                             --------  ------ ----------- ----------- ------------ ------------ ----------- -------

At January 1, 1995 ......................... 3,643,100   61,933   58,262    (50,154)                (1,062)       126       69,105
Issuance of Ordinary Shares
  at FF 60 per share .......................   404,700    6,880   14,802                                                    21,682
Exercise of stock options from FF 11.25 to
  FF 28.80 per share .......................    27,600      468     (154)                                                      314
Exercise of warrants from FF 11.25 to
  FF 60 per share ..........................    23,500      400      116                                                       516
Deferred compensation arising from stock
  option grants ............................                         603                              (603)                   --
Amortization of deferred compensation ......                                                           587                     587
Translation adjustment .....................                                                                      389          389
Net loss ...................................                                (35,002)                                       (35,002)
                                             ---------  -------  -------   --------    -------     -------       ----      -------
At December 31, 1995 ....................... 4,098,900   69,681   73,629    (85,156)                (1,078)       515       57,591
                                             ---------  -------  -------   --------    -------     -------       ----      -------
Exercise of stock options ..................    97,800    1,663      886                                                     2,549
Exercise of warrants .......................    76,300    1,297    2,999                                                     4,296
Shares issued to employee savings plan .....     7,485      127    1,362                                                     1,489
Exercice of options and warrants funded by
     advances to shareholders ..............                                            (1,639)                             (1,639)
Issuance of Ordinary Shares at
  FF 166.86 per share ......................   419,500    7,132   62,866                                                    69,998
Issuance of Ordinary Shares in public
  offering, less costs of raising capital .. 2,070,000   35,190  431,772                                                   466,962
Deferred compensation arising from stock
  option grants ............................                      14,247                           (14,247)                   --
Grant of warrants to CEPH ..................                      18,300                                                    18,300
Subscription of warrants ...................                         125                                                       125
Amortization of deferred compensation ......                                                         5,904                   5,904
Translation adjustment .....................                                                                      (46)         (46)
Net loss ...................................                                (65,086)                                       (65,086)
                                             ---------  -------  -------   --------    -------     -------       ----      -------
At December 31, 1996 ....................... 6,769,985  115,090  606,186   (150,242)    (1,639)     (9,421)       469      560,443
                                             ---------  -------  -------   --------    -------     -------       ----      -------
Exercise of stock options from FF 28.80
  to FF 207.50 per share ...................    36,600      622    2,547                                                     3,169
Exercise of warrants from FF 28.80
  to FF 250 per share ......................   205,000    3,484   15,414                                                    18,898
Exercice of options and warrants funded by
     advances to shareholders ..............                                             1,043                               1,043
Issuance of Ordinary Shares at
  FF 336.39 per share ......................   177,502    3,018   56,692                                                    59,710
Deferred compensation arising from
  stock option grants ......................                       5,624                            (5,624)                   --
Subscription of warrants ...................                          16                                                        16
Amortization of deferred compensation ......                                                         3,503                   3,503
Translation adjustment .....................                                                                     (391)        (391)
Net loss ...................................                                (93,854)                                       (93,854)
                                             ---------  -------  -------   --------    -------     -------       ----      -------
At December 31, 1997 ....................... 7,189,087  122,214  686,479   (244,096)      (596)    (11,542)        78      552,537
                                             ---------  -------  -------   --------    -------     -------       ----      -------
                                             ---------  -------  -------   --------    -------     -------       ----      -------
At December 31, 1997 (in thousands of $) ...             20,305  114,052    (40,554)       (99)     (1,918)        13       91,799
                                                        -------  -------   --------    -------     -------       ----      -------
                                                        -------  -------   --------    -------     -------       ----      -------

         * Restated to reflect April 1996 100-for-1 stock split.

            See notes to audited consolidated financial statements.

         Certain prior year amounts have been reclassified to conform to the current year presentation. The financial information expressed in U.S.$ is presented solely for the convenience of the reader and is translated from French francs at the noon buying rate in New York on December 31, 1997 which was FF 6.0190 for each U.S.$.

                                     Genset

                      Consolidated Statements of Cash Flows
                             (Amounts in thousands)

                                                                               Year ended December 31,
                                                                  ---------------------------------------------
                                                                   1997        1997          1996         1995
                                                                  ------      -------      -------       ------
                                                                    US$         FF           FF             FF
Cash flows from operating activities:
Net loss ...................................................     (15,593)     (93,854)     (65,086)     (35,002)
Adjustments to reconcile net loss to net cash used in
    operating activities :
    Depreciation and amortization of property and
       equipment and intangibles ...........................       4,193       25,235       14,908       12,494
    Stock compensation expense .............................         582        3,503        5,902          587
    Increase (decrease) in cash from :
       Accounts receivable .................................          74          448       (6,225)      (2,345)
       Receivable from State ...............................      (4,124)     (24,821)     (23,036)      (5,770)
       Inventory ...........................................        (177)      (1,065)      (1,415)         (23)
       Prepaid expenses and other current assets ...........         647        3,896       (1,499)         (52)
       Accounts payable ....................................       2,615       15,739        7,330           79
       Accrued expenses ....................................         226        1,358        3,299          460
       Deferred revenues ...................................       1,569        9,445        1,115          (72)
       Other ...............................................         (89)        (536)        (818)         835
                                                                  ------      -------      -------       ------
           Net cash used in operating activities ...........     (10,077)     (60,652)     (65,525)     (28,809)
                                                                  ------      -------      -------       ------
Cash flows from investing activities:
    Proceeds from sale of investments ......................                                 6,268
    Purchases of investments ...............................          84          508                    (1,083)
    Purchases of property and equipment ....................     (13,752)     (82,773)     (23,609)     (28,312)
    Payment of patent development costs and
       acquisition of other intangibles ....................        (407)      (2,449)        (516)        (630)
                                                                  ------      -------      -------       ------
           Net cash used in investing activities ...........     (14,075)     (84,714)     (17,857)     (30,025)
                                                                  ------      -------      -------       ------
Cash flows from financing activities :
    Proceeds from loans ....................................       5,076       30,554       18,178       18,882
    Repayment of loans .....................................      (3,778)     (22,742)      (5,720)      (3,784)
    Principal payments on capital lease obligations ........        (290)      (1,747)      (3,225)        (754)
    Cash proceeds from sale of common stock ................      13,763       82,837      550,954       22,512
                                                                  ------      -------      -------       ------
           Net cash provided by financing activities .......      14,771       88,902      560,187       36,856
                                                                  ------      -------      -------       ------
Effect of exchange rate changes on cash and cash equivalents        (145)        (872)        (103)         629
Net increase (decrease) in cash and cash equivalents .......      (9,526)     (57,336)     476,702      (21,349)
Cash and cash equivalents, beginning of period .............      86,189      518,773       42,071       63,420
                                                                  ------      -------      -------       ------
Cash and cash equivalents, end of period ...................      76,663      461,437      518,773       42,071
                                                                  ------      -------      -------       ------
                                                                  ------      -------      -------       ------

                See notes to consolidated financial statements.

Certain prior year amounts have been reclassified to conform to the current year presentation. The financial information expressed in U.S.$ is presented solely for the convenience of the reader and is translated from French francs at the noon buying rate in New York on December 31, 1997 which was FF 6.0190 for each U.S.$.

                                     Genset

                   Notes to Consolidated Financial Statements
    (Amounts in thousands of French francs, except share and per share data)

1.       Nature of Business and Summary of Significant Accounting Policies

Nature of Business

         Genset, S.A. (the "Company") is incorporated as a societe anonyme or limited liability corporation under the laws of the Republic of France. The Company was organized in 1989 to discover, develop and market products derived from DNA and genetics research.

Principles of Consolidation

         The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

         The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries world-wide (described below in "the Company").

         All intercompany accounts and transactions have been eliminated.

         The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from French francs at the noon buying rate in New York on December 31, 1997 which was FF 6.0190 for each U.S. dollar. Certain prior year amounts have been reclassified to conform to the current year presentation.

Translation of Financial Statements of Foreign Subsidiaries

         Each foreign entity's results are measured in the currency in which that entity primarily conducts its business (the functional currency). The local currency is the functional currency for the Group's foreign subsidiaries. The reporting currency of the Company is the French franc. For consolidation purposes, the financial statements of entities whose functional currency is other than the French franc are translated into French franc equivalents at exchange rates as follows: (1) balance sheet accounts at year-end rates; and (2) income statement accounts at weighted average exchange rates for the year. Translation gains or losses are recorded in shareholders' equity and transaction gains and losses are reflected in net income. The Company has not undertaken hedging transactions to cover its currency translation exposure.

Revenue Recognition

         Revenues from sales of synthetic DNA (oleonucleotides) and related products are recognized upon shipment. Revenues from research collaborations with strategic alliance partners are recognized on a basis consistent with the performance requirements of the contract. Certain fees payable to the Company under these contracts are milestone-related and are due in accordance with the terms of each contract when the milestone is achieved. The Company recognizes this milestone-related revenue only when each milestone has been fully performed, as agreed by the parties. Costs incurred under these contracts are considered costs in the period incurred, regardless of when the related revenue is recognized. Payments received in advance of performance are recorded as deferred revenue.

         The Company recognizes revenue from unconditional, non-refundable grants received from governmental agencies in the period granted. Revenue from conditional grants received are recognized when all conditions stated in the grant have been met. Revenue from grants funding long-term research programs are recognized on the percentage-of-completion method when there are no set milestones or other technical requirements. Once stated conditions, milestones or other requirements have been met, such grants are non-refundable.

Research and Development Expense and Related Tax Credit

         Research and development costs are expensed as incurred. Such expenses form the basis for a tax credit in France, which is recorded as a current tax benefit in the period in which the qualifying expenses are incurred and the credit claimed. The credit is recoverable in cash, if not used to offset taxes payable, in the fourth year following its generation.

Concentration of Credit Risk and Significant Customers

         The Company markets its products principally to research centers, including hospitals and other state- and privately-owned entities throughout Europe, the United States and Asia. The Company performs ongoing credit evaluations of its customers' financial condition, and generally no collateral is required. The Company maintains provisions for potential credit losses, and such losses have been within management's expectations. The activity in the allowance for doubtful accounts may be summarized as follows (in thousands of French francs) :



                                                                     1997      1996       1995

                  Allowance balance at January 1                      293        90        154
                  Amounts charged to expense                          170       210          8
                  Amounts written off                                 (48)       (7)       (72)
                                                                      ----       ---       ----
                  Allowance balance at December 31                    415       293         90



         In 1997, three strategic alliance partners accounted for approximately FF 55,275, or 56%, of consolidated revenues. Amounts receivable from these three partners at December 31, 1997, totaled FF 6,030. No oligonucleotide customer accounted for a significant amount of consolidated revenues or accounts receivable in 1997.

         In 1996, one strategic alliance partner accounted for approximately FF 11,445, or 24%, of consolidated revenues. Amounts receivable from this partner at December 31, 1996, totaled FF 6,030. The three most significant oligonucleotide customers together accounted for approximately FF 7,062, or 15%, of consolidated revenues. Amounts receivable from these customers at December 31, 1996 totaled FF 1,754.

         In 1995, one oligonucleotide customer accounted for approximately FF 3,200, or 12%, of consolidated revenues. The three most significant oligonucleotide customers together accounted for approximately FF 6,176, or 22%, of consolidated revenues. Amounts receivable from these customers at December 31, 1995 totaled FF 2,224.

Net Loss per Share

         On December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128 "Earning Per Share" ("SFAS 128"). Prior to the adoption of SFAS 128, net loss per share has been calculated in accordance with the provisions of Accounting Principles Board Opinion 15, "Earning Per Share" ("APB 15"), using the weighted average number of shares and dilutive equivalent shares from stock options and warrants using the treasury stock method. SFAS 128 replaces the calculation of primary and fully diluted earnings per share with basic and diluted earning per share. Unlike primary earning per share, basic earning per share excludes any dilutive effects of stock options and warrants. Pursuant to SFAS 128, the Company is required to change the method currently used to compute loss per share and to restate all prior periods.

         There is no impact of adopting SFAS 128 on the previous calculation of loss per share for the years ended December 31, 1996 and 1995. As net losses have been reported in these periods, the dilutive effects of stock option and warrants were excluded from the calculation of net loss per share under APB 15.

Cash Equivalents and Investments

         The Company considers all highly liquid investments with insignificant interest rate risk and purchased with an original maturity of three months or less to be cash equivalents. Such investments totaled FF 458,587 and FF 511,545 at December 31, 1997 and 1996, respectively.

         Cash equivalents and investments, all classified as available-for-sale, include marketable securities which are principally money market funds and short-term certificates of deposit. The cost associated with such securities approximates fair value.

         Gross realized and unrealized gains and losses on sales of available-for-sale securities during 1997, 1996 and 1995 were immaterial.

Inventories

         Inventories are stated at the lower of average cost (first-in, first-out) or market and consist primarily of materials and supplies. Provision is made for obsolete and slow-moving inventories.

Property and Equipment

         Property and equipment is stated at cost. Depreciation and amortization are charged to expense over the expected useful lives of the assets as follows:



                                                           Method               Period

                  Leasehold improvements                   straight-line        5 to 10 years
                  Laboratory equipment                     accelerated          3 to 5 years
                  Office and computer equipment            straight-line        5 years
                  Office furniture                         straight-line        5 to 7 years



         Assets under capital leases are amortized over the asset life, when there is a bargain purchase option, or over the remaining lease term. Amortization of capital leases is included in depreciation expense.

         In 1995, the Financial Accounting Standards Board released Statement of Financial Accounting Standards No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of". SFAS 121 requires recognition of impairment of long-lived assets in the event that the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. Adoption of SFAS 121 did not have a material impact on the Company's financial position or results of operations.

Intangible Assets

         Intangible assets include principally patent development costs. Such costs, principally legal fees, related to the development of patents are capitalized and amortized on a straight-line basis over five years.

         The Company's policy is to evaluate, at each balance sheet date, the appropriateness of the carrying values of the unamortized balances of intangible assets on the basis of estimated future cash flows and other factors. If such evaluations were to indicate a material impairment of these intangible assets, such impairment would be recognized by a write-down of the applicable asset.

Income Taxes

         The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

Employee Stock Option Plans

         In 1996, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock Based Compensation". As permitted by SFAS 123, the Company has elected to continue to account for its employee stock option plans in accordance with the provisions of the Accounting Principles Board opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees", which requires that compensation expense be recorded when the option exercise price is less than the market value of the underlying share on the grant date.

2.       Research and Collaboration Agreements

         On December 29, 1997, the Company entered into a series of agreements with Ceres, Inc. ("Ceres"), a company specialized in the field of agricultural biotechnology. The collaboration consists of:

    -    the acquisition of 20% equity participation in Ceres by the Company;

    - an agreement for sequencing and bioinformatics services provided by the Company for which Ceres will make quarterly payments and issue additional equity to the Company; and

    - an exclusive license agreement providing Ceres access to certain of the Company's technologies for applications to agricultural genetics.

         On July 25, 1997, the Company entered into an exclusive license agreement with Genetics Institute, a subsidiary of American Home Products. Under this agreement, the Company will provide access to its SignalTag-TM-sequence database and full-length clones for secreted proteins for inclusion in Genetics Institute's DiscoverEase-Registered Trademark- program. The Company will receive payments of up to $20 million based on the delivery of clones to Genetics Institute and orders received from DiscoverEase-Registered Trademark- subscribers.

         On July 17, 1997, the Company entered into a strategic alliance with Abbott Laboratories ("Abbott") in the field of pharmacogenomics for the development of genetic markers and diagnostic tests for the analysis of drug response. This alliance has three major components:

    - an agreement to collaborate on additional pharmacogenomics research programs for third party pharmaceutical companies;

    - a research and license agreement for the development of genetic markers and discovery of genes associated with drug response and side effects of an Abbott drug. Pursuant to the agreement, Abbott agreed to provide research and development funding of up to $22.5 million for the 18 month program; and

    - an equity investment in the Company with the purchase of 177,502 Ordinary Shares for cash of FF 59,710.

         In addition, the Company and Abbott will share revenues resulting from pharmacogenomics collaborations with third parties based on the relative contribution of their respective technologies. The Company will receive commercial milestone payments and royalties on the sales of drugs and diagnostic tests developed as a result of this alliance.

         In September 1996, the Company entered into a strategic alliance with Janssen Pharmaceutica N.V., a subsidiary of Johnson & Johnson, for the discovery of genes associated with schizophrenia. The term of the agreement is for a period of two years, commencing on September 26, 1996. In anticipation of the agreement, on May 10, 1996, Johnson & Johnson Development Corporation purchased 119,900 Ordinary Shares of the Company for FF 20,007.

         In May 1996, the Company entered into a strategic alliance with the French pharmaceuticals company Synthelabo to discover genes involved in or associated with prostate cancer. The term of the agreement is for a minimum of two years, commencing on May 9, 1996, and may be extended at Synthelabo's option. Pursuant to the Agreement, Synthelabo purchased 299,600 Ordinary Shares of the Company for FF 49,990 and agreed to provide research and development funding and milestone payments of up to an aggregate of FF 355,000, in the event that Synthelabo exercises their option to extend. In addition, the Company will receive royalty payments on any future drug sales.

         Aggregate revenues of FF 55,275 and FF 15,517 were recorded from these research and collaboration agreements during 1997 and 1996, respectively.

3.       Agreements with Clinical and Research Institutions

         In October 1997, the Company formed a strategic research collaboration with the Royal College of Surgeons in Ireland ("RCSI") to perform large scale cardiovascular genomic research programs based on association studies. As part of the collaborative arrangement, the Company and RCSI have formed Surgen, a 50:50 owned dedicated joint venture located in Dublin, Ireland. Surgen conducts sample collection and storage, DNA extraction, cell immortalization, and, more generally, all operations connected with the DNA banking part of this project.

         In April 1996, the Company entered into an agreement with the Centre d'Etude du Polymorphisme Humain ("CEPH") setting out the terms of the transfer to the Company of CEPH's mapping team and of certain proprietary materials and data and the terms of collaboration between the Company and CEPH relating to research on aging. Pursuant to the agreement, CEPH provided to the Company the exclusive availability until December 31, 1997 of certain biological materials and databases pertaining to the mapping program. The Company granted warrants to CEPH for the purchase of 209,800 Ordinary Shares of the Company at an exercise price of FF 100 per share. These warrants have been valued at a total of FF 18,300 and have been recorded as prepaid research and development expense. Such prepaid expense is being amortized over the period that services are provided to the Company. Amortization expense of FF 10,457 and FF 7,175 was recorded in the years ended December 31, 1997 and 1996, respectively.

         The Company entered into an agreement with the Association Francaise contre les Myopathies (the "AFM"), a private non-profit association founded to combat neuromuscular diseases, and Genethon, a private non-profit association, effective as of July 1, 1994. Pursuant to this agreement, the AFM made an equity investment of approximately FF 11,000 in the Company and agreed to loan the Company FF 16,000 over a two-year period commencing on January 1, 1995. The loan is repayable with interest calculated at the French daily money market rates, which was 3.37% at December 31, 1997, in four annual installments due December 31, 1997 through 2000.

4.       Inventories

         The Company's inventories at December 31 comprised (in thousands of French francs) :



                                                                               1997                     1996

         Raw materials and supplies                                           3,641                    2,788
         Work-in-process                                                        260                       39
                                                                                ---                       --
         Total                                                                3,901                    2,827



         No provisions were recorded in 1997 or 1996.

5.       Fixed Assets

         The Company's fixed assets at December 31 are broken down as follows (in thousands of French francs) :



                                                                          1997                     1996

         Leasehold improvements                                         60,254                  25,562
         Laboratory equipment                                           76,452                  52,797
         Furnishings - office and computers equipment                   27,510                  15,613
         Fixed assets under construction                                13,372                  12,937
                                                                        ------                  ------
                     Total cost                                        177,598                 106,909

         Less:  accumulated depreciation                               (64,673)                (40,337)
                                                                       --------                --------
                     Net fixed assets                                  112,925                  66,572



In the current year presentation, the increase in fixed assets resulted from:

    - the construction and relocation costs for the Genomics Research Center at Evry; and

    - the new laboratory equipment for this Center and the additional sequencing machines in the high-throughput sequencing laboratory.

6.       Long-Term Debt

         The Company's long-term debt at December 31 comprised (in thousands of French francs) :


                                                                                        1997            1996

         Bank loans bearing interest at rates of 4.25% to 8.25%                       44,678          24,200
         Conditional interest-free loan from French governmental agency                1,500          10,000
                                                                                       -----          ------
                     Total                                                            46,178          34,200

         Less current portion                                                       (14,436)         (6,748)
                                                                                    --------         -------
                     Total long term debt less current portion                        31,742          27,452



         The loans are to be repaid in monthly or quarterly installments through the year 2002. The average interest rates on these loans are 6.76% and 8.23% in 1997 and 1996, respectively.

         The Company has received interest-free loans from ANVAR (Agence Nationale de Valorisation de la Recherche), an agency of the French government that provides financing to French companies for research and development. Repayment of the loans is contingent upon the technical and commercial success of the research programs to which it relates. In 1997, the Company recorded FF 8,500 in research revenues following the declaration of the technical and commercial failure of an early research program.

         At December 31, 1997, bank debt with a balance due of FF 5,433 is secured by equipment with a net book value of FF 54.

         Scheduled repayments of long-term debt are as follows (in thousands of French francs) :


              1998                                                                    14,436
              1999                                                                    11,856
              2000                                                                     8,914
              2001                                                                     7,802
              2002                                                                     3,170
                                                                                       -----
                            Total                                                     46,178



         Interest paid in the years ended December 31, 1997, 1996 and 1995 was approximately FF 2,605, FF 1,610 and FF 1,296, respectively.


7.       Shareholders' Equity

         All the equity amounts described below have been adjusted to reflect a 100-for-1 stock split which occurred in April 1996.

General

         At December 31, 1997, the issued and outstanding share capital of the Company consisted of 7,189,087 Ordinary Shares, nominal value FF 17 per share.

         In September 1997, the Company issued 177,502 Ordinary Shares to Abbott Laboratories corresponding to a capital increase of FF 59,710.

         In June 1996, the Company issued 2,070,000 Ordinary Shares in the United States and France in a public offering generating net proceeds of FF 466,962. Simultaneous with the public offering, the Company effected a 100-for-1 stock split, reducing the nominal value of Ordinary Shares from FF 1,700 to FF 17.

         Approximately concurrent with the public offering, the Company issued 7,485 Ordinary Shares at a price of FF 199.22 per share in connection with the Genset Employee Savings Plan.

         In May 1996, the Company issued 299,600 Ordinary Shares to Synthelabo for cash consideration of FF 49,990 and 119,900 Ordinary Shares to Johnson & Johnson Development Corporation for aggregate cash consideration of FF 20,007.

         In 1995, the Company issued for cash 404,700 shares at FF 60 per share for a total of FF 21,682, net of costs of raising capital.

Preemptive Subscription Rights

         Shareholders have preemptive rights to subscribe for additional shares issued by the Company for cash on a pro rata basis. Shareholders may waive such preemptive subscription rights at an extraordinary general meeting of shareholders under certain circumstances. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offer of shares.

Warrants

         Under the authorized plans approved by shareholders in 1996, 1995, 1994, 1992 and 1990, the Company issued a certain number of warrants to purchase Ordinary Shares (including the warrants issued to CEPH).


                                                                                 Number of Ordinary Shares
                                                                                 underlying the warrants


         Balance at December 31, 1994                                                     170,600
                                                                                          -------
              Subscriptions                                                                18,200
              Exercised                                                                  (17,300)
              Expired or Canceled                                                         (2,000)
                                                                                        ---------

         Balance at December 31, 1995                                                     169,500
                                                                                          -------
              Subscriptions                                                               240,600
              Exercised                                                                  (76,300)
              Expired or Canceled                                                               -
                                                                                        ---------

         Balance at December 31, 1996                                                     333,800
                                                                                          -------
              Subscriptions                                                                 4,000
              Exercised                                                                 (205,000)
              Expired or Canceled                                                         (8,000)
                                                                                        ---------

         Balance at December 31, 1997                                                     124,800
                                                                                        ---------
                                                                                        ---------


Issued warrants outstanding at December 31, 1997:


         Number of Ordinary Shares               Exercise Price (FF)            Expiration Date


                    2,000                              28.8                       October 5, 2000
                   43,200                              60.0                      October 24, 1999
                    4,700                              60.0                     December 31, 1999
                   27,000                             160.0                        March 18, 2001
                   44,900                             100.0                        March 18, 2001
                    3,000                             250.0                          May 21, 2002



Stock Options

         Under the authorized plans approved by Shareholders in 1997, 1996, 1994, 1992 and 1990, the Company has issued stock options entitling the holder the right to subscribe for one ordinary share per option under the 1997 Plan and 100 Ordinary Shares per option under all other plans. Options generally vest ratably over a four-year period from the date of grant and expire five years from date of vesting.

A summary of activity under the plans is as follows:


                                                                          Options outstanding
                                                              -------------------------------------------
                                                              Number of                Weighted average
                                                               shares               price per share in FF

         Balance at December 31, 1994                          143,800                      23.74
                                                              --------

              Granted                                           70,000                      40.00
              Exercised                                       (27,600)                      11.38
              Canceled or expired                             (40,000)                      40.00
                                                              --------

         Balance at December 31, 1995                          146,200                      55.59
                                                               -------
              Granted                                          930,400                     159.87
              Exercised                                       (97,800)                      26.04
              Canceled or expired                             (13,900)                      47.68
                                                              --------

         Balance at December 31, 1996                          964,900                     165.91
                                                               -------
              Granted                                           77,668                     257.57
              Exercised                                       (36,600)                      86.58
              Canceled or expired                             (19,800)                     148.45
                                                              --------

         Balance at December 31, 1997                          986,168                     166.03
                                                              --------
                                                              --------


         Of the total options granted in November 1996, 334 gave the holder the right to purchase 33,400 Ordinary Shares subject to the achievement of certain milestones. Compensation expense corresponding to the difference between the exercise price and the market value on the date the milestone is achieved will be recorded on the milestone date.

         At December 31, 1997 and 1996, options to purchase 423,100 and 290,500 Ordinary Shares, respectively, were exercisable at weighted-average exercise prices of FF 154.84 and FF 148.22, respectively.

         At December 31, 1997, 1,349,600 Ordinary Shares were reserved for issuance to option holders (986,168 under outstanding options at an exercise price ranged from FF 28.80 to FF 295 plus 363,432 under options authorized but not yet granted).

         The weighted average remaining contractual life of all options outstanding is 5.1 years at December 31, 1997.

         The exercise of options by certain employees in 1996 was financed by a loan from the Company. The outstanding balance of this loan at December 31, 1997 and 1996 has been shown as a reduction of shareholders' equity.

         In December 1996, the French parliament adopted a law that requires French companies to pay French social contributions and certain salary-based taxes, which may represent, for the Company, up to 39% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date if the beneficiary disposes of the share (or converts them to bearer form) before a five-year period following the grant of the option. The new law is consistent with personal income tax law that requires individuals to pay income tax on the difference between the option exercise price and the fair value of the shares at the grant date if the shares are sold or otherwise disposed of within five years of the option grant. The law applies to all options exercised after January 1, 1997.

         The Company has not recorded a liability for social charges which may be assessed for options granted as of December 31, 1997 as the liability, being dependent on future trading values of the Company's Ordinary Shares and the timing of employees' decisions to exercise options and sell the related shares, cannot be estimated. The Company also does not consider that the liability is probable due to the income tax disincentives to employees of exercising options and selling the shares in less than a five year period.

         Pro forma information regarding net loss and loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following average assumptions for 1997 and 1996, respectively: risk-free interest rate of 3.65% in both years; dividend yields of 0% in both years; volatility factors of the expected market price of the Company's Ordinary Shares of 0.5 and 0.4 in 1997 and 1996, respectively; and a weighted-average expected life of the option of 5-8 years.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for loss per share information):



                                                                            1997          1996          1995

         Pro forma net loss                                            (107,322)      (90,257)      (35,069)
         Pro forma loss per share                                        (15.48)       (16.17)        (7.98)



         These initial pro forma disclosures are not likely to be representative of the effects of applying FAS 123 in future years as the 1997, 1996 and 1995 amounts reflect expense for only three, two and one year's vesting, respectively.

         The weighted-average fair values of options granted during 1997, 1996 and 1995 were as follows:


                                                                               1997         1996        1995

         Options whose price was greater than market price of the
         underlying shares on the grant date                                     NA        90.49          NA

         Options whose price was less than the market price of the
         underlying shares on the grant date                                 212.99        84.93       37.57



8.       Income Taxes

         For financial reporting purposes, loss before income tax benefit includes the following components (in thousands of French francs, at December
31) :


                                                                   1997              1996             1995

         France                                                 (108,819)         (85,403)          (39,665)
         United States                                            (2,753)            (450)           (2,035)
         Asia                                                     (1,429)          (1,048)           (1,244)
                                                                  -------          -------           -------
              Total                                             (113,001)         (86,901)          (42,944)


         The income tax benefit in 1997, 1996, and 1995 is due to research and development tax credits earned by the French company and recorded as current tax benefit. There was no current tax expense or benefit in the Company's subsidiaries, nor any deferred tax in any country, due to the continuing losses of all companies in the consolidated group.

         A reconciliation of income taxes computed at the French statutory rate (41.66% in 1997, 36.66% in 1996 and in 1995) to the income tax benefit is as follows (in thousands of French francs, at December 31) :



                                                                         1997         1996          1995

         Income tax benefit computed at the French statutory rate      47,077       31,858        15,718
         Operating losses not utilized                                (47,077)     (31,858)      (15,718)
         Research and development tax credit                           19,172       21,815         7,942
                                                                       ------       ------         -----
              Total                                                    19,172       21,815         7,942


         Significant components of the Company's deferred tax assets and liabilities consist of the following (in thousands of French francs, at December
31) :


                                                                                         1997           1996

         Deferred tax liabilities:
         Intangibles expensed upon acquisition for tax purposes                     (1,122)             (841)

         Deferred tax assets:
         Net operating loss carry forwards                                          86,457             50,085
         Research and development costs capitalized and amortized for tax purposes  33,329             15,558

         Other                                                                         191                 30
                                                                                   -------             ------
              Total deferred tax assets                                            119,977             65,673
                                                                                   -------             ------
         Valuation allowance                                                      (118,855)           (64,832)
         Net deferred tax                                                              --                  --
                                                                                   -------             ------
                                                                                   -------             ------



         As of December 31, 1997, the Company has French net operating loss carry forwards of approximately FF 191,193 of which FF 169,257 has no expiration date. The remaining FF 21,936 net operating loss carryforwards will expire in the years 1998 through 2001, if not utilized, as follows (in thousands of French francs, at December 31) :


         1998                                                                            1,761
         1999                                                                            8,142
         2000                                                                              175
         2001                                                                           11,858
                                                                                        ------

              Total                                                                     21,936
                                                                                        ------
                                                                                        ------


         The Company also has research income tax credits receivable of FF 52,471 which are recoverable if not used to offset taxes payable in the fourth year following their generation. Of the total amount receivable, FF 3,498 is recoverable in 1998.

         The Company has U.S. net operating loss carry forwards of approximately FF 11,916 which expire in the years 2008 through 2011 for federal tax purposes, and FF 5,312 which expire in the years 1998 through 2002 for State of California tax purposes. The Company has net operating loss carry forwards from its other subsidiaries of approximately FF 4,165 which expire in 1999, 2000, 2001 and 2002. The utilization of these net operating loss carry forwards is limited to the future operations of the Company in the tax jurisdictions in which such carry forwards arose.

9.       Compensation Expense and Employee Retirement Plans

         Salary expenses in the years 1997 and 1996 are FF 76,582 and FF 48,380, respectively.

         The Company contributes to pensions for personnel in France in accordance with French law, by contributions based on salaries to the relevant state-sponsored organizations. The Company has no further liability in connection with these plans.

         French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Company's obligation at December 31, 1997 and 1996 was immaterial.

         As of December 31, 1997, the U.S. subsidiary had established a 401(K) retirement plan for its employees; there is no obligation to make employer contributions. As of December 31, 1997, other subsidiaries had no pension plans.

10.      Fair Value of Financial Instruments

         At December 31, 1997 and 1996, the carrying values of financial instruments such as cash and cash equivalents, trade receivables and payables, other receivables and accrued liabilities, and the current portions of long-term debt and capital lease obligations approximated their market values, based on the short-term maturities of these instruments. At December 31, 1997 and 1996, the fair value of long-term debt was FF 30,042 and FF 28,852, respectively. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.

11.       Lease Commitments

         The Company leases certain of its equipment under capital leases. Capitalized costs of approximately FF 10,717 and FF 10,738 are included in property and equipment at December 31, 1997 and 1996, respectively. Accumulated amortization of these leased assets was approximately FF 7,969 and FF 7,112 at December 31, 1997 and 1996, respectively.

         Future minimum lease payments under capital lease obligations due for the fiscal years ending December 31 are as follows:



         1998                                                                            1,655
         1999                                                                            1,129
         2000                                                                              216
         2001                                                                               11
         2002                                                                                -
                                                                                       -------

         Total minimum lease payments                                                    3,011
         Less amount representing interest                                               (277)
                                                                                         -----
         Present value of net minimum lease payments                                     2,734
         Less current portion                                                          (1,462)
                                                                                       -------
         Long-term portion                                                               1,272
                                                                                       -------
                                                                                       -------



         The Company leases certain office, laboratory and research facilities under operating leases which expire through 2000. The majority of these leases have nine-year terms, but are cancelable at the Company's option at each three-year anniversary. Future minimum lease payments under operating leases due for the fiscal years ending December 31 are as follows:


         1997                                                                            8,719
         1998                                                                            6,543
         1999                                                                            3,021



         Rental expense for the years ended December 31, 1997, 1996, and 1995 was approximately FF 6,077, FF 4,261, and FF 3,364, respectively.

12.       Industry and Geographic Information

         The Company operates in one sector of activity, the discovery, development and marketing of products derived from DNA and genetics research.

         Information about the Company's operations by geographic area is as follows (in thousands of French francs, at December 31) :


                                                  United
                                    France        States          Asia           Elimination     Consolidated

1997

Customers                           84,728          11,543        2,419               -               98,690
Intercompany                         2,475             184           -             (2,659)             -
         Total revenues:            87,203          11,727        2,419            (2,659)            98,690

Operating loss                   (123,284)         (2,740)      (1,508)              (114)         (127,646)
Identifiable assets                684 572           6,274        1,727           (17,657)           674 916



1996

Customers                           37,169           9,266        2,126               -               48,561
Intercompany                         1,779             199           -             (1,978)             -
         Total revenues:            38,948           9,465        2,126            (1,978)            48,561

Operating loss                    (95,026)           (345)      (1,104)               -             (96,475)
Identifiable assets                668,254           6,994        1,426           (14,041)           662,633

1995

Customers                           20,568           6,014        1,180               -               27,762
Intercompany                         1,670             324           -             (1,994)             -
         Total revenues:            22,238           6,338        1,180            (1,994)            27,762

Operating loss                    (40,544)         (2,010)      (1,278)                 27          (43,805)
Identifiable assets                118,163           5,156          719           (10,028)           114,010



Intercompany sales between geographic regions are accounted for at cost plus a gross margin.

The Company's export sales from France of synthetic DNA were divided as follows (in thousands of French francs, at December 31:


                                                              1997                 1996                 1995

         United States                                         555                  487                  885
         United Kingdom                                      3,483                2,396                  -
         Italy                                               1,508                1,425                1,483
         Other European countries                            2,039                2,430                4,233
         Asia and Middle East                                2,132                1,478                  948
         Others                                              1,268                1,266                  365
                                                             -----                -----                  ---
              Total                                         10,985                9,482                7,914


         In June 1997, the FASB released Statement of Financial Accounting Standards No. 131 (SFAS 131), "Information on Sector Activity", that defined the information to be disclosed quarterly and annually to shareholders regarding each sector of activity in which a company operates. According to SFAS 131, the Company must disclose certain information regarding its products and services, the geographical zones in which it operates, and its customers. Since SFAS 131 is applicable for fiscal years beginning after December 15, 1997, the Company will adopt the standard retroactively in 1998. Following review of this standard, management does not believe its adoption will have a significant impact on the information on sector activity disclosed.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities and Exchange Act 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               GENSET S.A.

Dated:  May 11, 1998              By:        /s/ DEBORAH A. SMELTZER
                                               -------------------------

                                               Name:     Deborah A. Smeltzer
                                               Title:    Chief Financial Officer