Form 20-F
period 1998-12-31
GENSET
filed 1999-06-30
CIK 1014622

      As filed with the Securities and Exchange Commission on June 30, 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                -----------------
                                    FORM 20-F
                    ---------------------------------------

(Mark One)

/ / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

/x/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     FOR THE FISCAL YEAR ENDED: DECEMBER 31, 1998

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

                                 24, RUE ROYALE
                               75008 PARIS, FRANCE
                                +33 1 55 04 59 00
                    (Address of principal executive offices)

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

Ordinary Shares, nominal value euro 3 per share                                 NASDAQ National Market*

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

         Ordinary Shares, nominal value euro 3 per share:  7,419,706

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

Indicate by check mark which financial statement item the Registrant has elected to follow:
                          Item 17 / /        Item 18 /x/

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

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

                                                     PART I


ITEM 1:           Description of Business.................................................................... 4
ITEM 2:           Description of Property................................................................... 34
ITEM 3:           Legal Proceedings......................................................................... 34
ITEM 4:           Control of Registrant......................................................................34
ITEM 5:           Nature of Trading Market.................................................................. 35
ITEM 6:           Exchange Controls and Other Limitations Affecting Security Holders........................ 39
ITEM 7:           Taxation.................................................................................. 41
ITEM 8:           Selected Consolidated Financial Data...................................................... 48
ITEM 9:           Management's Discussion and Analysis of Financial Condition and
                  Results of Operations..................................................................... 49
ITEM 10:          Directors and Officers of the Registrant.................................................. 55
ITEM 11:          Compensation of Directors and Officers.................................................... 63
ITEM 12:          Options to Purchase Securities from Registrant or Subsidiaries............................ 63
ITEM 13:          Interest of Management in Certain Transactions............................................ 64



                                                     PART II


ITEM 14:          Description of Securities to be Registered................................................ 64


                                                    PART III


ITEM 15:          Defaults upon Senior Securities........................................................... 65
ITEM 16:          Changes in Securities and Changes in Security for Registered Securities
                  and Use of Proceeds....................................................................... 65



                                                     PART IV

ITEM 17:          Financial Statements...................................................................... 66
ITEM 18:          Financial Statements...................................................................... 66
ITEM 19:          Index to Financial Statements and Exhibits and Signature.................................. 67

                                  INTRODUCTION

         Genset's consolidated financial statements that form part of this Annual Report on Form 20-F (the "Annual Report") are presented in French francs and prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

         Solely for the convenience of the reader, this Annual Report contains translations of certain French franc amounts into U.S. dollars at specified rates. These translations should not be construed as representations that French franc amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise stated, the translations of French francs into U.S. dollars have been made at the rate of FF 5.5870 to $1.00, or 17.90 cents to FF 1.00, the noon buying rate in New York City for cable transfers in French francs as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 1998.

         On December 31, 1998, France and ten other countries of the fifteen countries of the European Union established fixed conversion rates between their existing sovereign currencies and the euro. Following introduction of the euro on January 1, 1999, all capital markets of these eleven countries converted to euros and the share prices of all companies listed on these markets have been officially quoted in euros. Effective January 1, 1999, the Company converted its accounts from French francs into euros using the official exchange rate fixed on December 31, 1998 (euro 1 = FF 6.55957 or FF 1 = euro 0.152449).

                             -------------------


         All references herein to "United States" are to the United States of America, references to "U.S. dollars," "U.S. $," "$" or "cents" are to the currency of the United States, references to "France" are to the Republic of France, references to "French francs," "francs" or "FF" are to the currency of France, and references to "euro" or "euros" are to the common currency of the eleven countries of the European Union.


                             -------------------

         Genset is a SOCIETE ANONYME organized under the laws of France (the "Company"). Its principal executive offices are located at 24, rue Royale, 75008 Paris, France and its telephone number is +33 1 55 04 59 00.

                            EXCHANGE RATE INFORMATION

         For a discussion of the impact of currency fluctuations on the Company's financial condition and results of operations, see "Item 9:
Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Results of Operations -- Impact of Currency Fluctuations."

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


YEAR                                   PERIOD-END RATE     AVERAGE RATE(1)         HIGH              LOW
----                                   ---------------     ------------            ----              ---
1994........................                 5.34                5.51              5.98             5.11
1995........................                 4.90                4.96              5.39             4.78
1996........................                 5.19                5.12              5.29             4.90
1997........................                 6.02                5.85              6.35             5.19
1998........................                 5.59                5.90              6.21             5.41

---------------
(1) The average of the Noon Buying Rates on the last business day of each month during the relevant period

         The following table sets forth, for the period indicated, certain information concerning the exchange rate between euros and U.S. dollars based on the Noon Buying Rate (expressed as euros per U.S. dollar). Such rates are provided solely for the convenience of the reader and are not necessarily the rates used by the Company in the preparation of its consolidated financial statements included elsewhere in this Annual Report.


YEAR                                   PERIOD-END RATE     AVERAGE RATE(1)         HIGH              LOW
----                                   ---------------     ---------------         ----              ---
1999 (through May 31, 1999).                0.9595              0.9241            0.9595           0.8466

---------------
(1) The average of the Noon Buying Rates on the last business day of each month during the relevant period


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


                                     PART I

                         ITEM 1: DESCRIPTION OF BUSINESS

GENERAL

         Genset is a global genomics company whose mission is to provide pharmaceutical companies with patented genomics information relevant for the discovery, development and marketing of drugs. In order to optimize its search for genes of medical relevance and therapeutic value, the Company has developed an original gene discovery approach using association studies and linkage disequilibrium mapping combined with expertise in genetic epidemiology and biostatistics and access to tailored clinical collections with well-characterized phenotypes. The Company has a unique high-throughput industrial-scale genomics technology platform that integrates a variety of proprietary technologies and allows it to perform comprehensive high-speed analysis of the human genome. The Company has built its gene discovery capability around its original approach, its technology platform, its team of research experts and its state-of-the-art facilities.

         The Company considers that its approach to the study of the human genome is comprehensive and sets it apart from other genomics companies, providing it with an unparalleled ability to find medically relevant genes. The Company's approach results in a significant competitive advantage to its partners that is characterized by:

         - the statistical association of discovered genes and polymorphisms with important common diseases or drug response traits validates the potential usefulness of these genes and polymorphisms in the drug discovery and development process;

         - the genetic diversity of sample populations used in association studies ensures the relevance of gene discoveries for the general population;

         - a systematic gene discovery approach that allows the Company to provide a comprehensive inventory of potential genes involved in a disease pathway;

         - the ability to find genes rapidly and cost effectively at industrial-scale;

         - patent filings with early priority dates providing access to major genes and allowing rapid exploitation of these discoveries; and

         - broad patent claims for applications in drug discovery and development.


         An example of the medical relevance of the Company's gene discovery approach is its gene discovery program with Synthelabo (now Sanofi-Synthelabo), pursuant to which the Company has delivered three prostate cancer associated genes to its partner in less than three years. Approximately one-third of prostate cancer cases can be attributed to the three genes the Company has discovered thus far, making this program one of the most advanced genetic analyses conducted to date of any major disease. With achievement of this milestone in less than three years, the Company has demonstrated its ability to find genes rapidly and systematically and validated its gene discovery approach. In addition, Synthelabo decided to begin high-throughput screening with one of these genes, validating the relevance of such genes to the drug discovery process.



         The Company's strategy is to build complementary areas of commercial applications in genomics that take advantage of the synergies in the Company's proprietary technology platform. This strategy permits the Company to capitalize on its broad platform of genomics technologies by diversifying its business opportunities and generating multiple revenue streams leading to sustained revenue growth. This strategy has led the Company to focus its research and development activities in three principle areas: disease gene discovery, pharmacogenomics, which is the application of genomics technologies to the analysis and identification of genes involved in drug response, and gene libraries. Such activities are based primarily on strategic partnership agreements with pharmaceutical companies, pursuant to which the Company conducts research in exchange for research fees and research milestone payments, clinical milestone payments, and eventually royalties on sales of pharmaceutical products that have been developed, or whose use has been modified, based on research information developed by the Company. To date, the Company has entered into a number of such strategic agreements:


         - In the field of disease gene discovery, with (i) the French pharmaceutical company Synthelabo (now Sanofi-Synthelabo), to discover genes associated with prostate cancer; and (ii) Janssen Pharmaceutica, N.V., a subsidiary of the U.S. pharmaceutical company Johnson & Johnson, to discover genes related to schizophrenia;


         - In the field of pharmacogenomics, with (i) Abbott Laboratories to discover markers and genes associated with drug response and side effects of existing drugs, including an initial program on an Abbott drug for the treatment of asthma, Zyflo(R) (zileuton), and to jointly develop and market diagnostic products based on these discoveries; and (ii) Pharmacia & Upjohn to discover markers and genes involved in response to a Pharmacia & Upjohn therapeutic compound;

         - In the field of gene libraries, with Genetics Institute ("GI"), a subsidiary of American Home Products, for the inclusion of the Company's SignalTag(TM) sequence database and full-length gene clones for secreted proteins in GI's DiscoverEase(R) program, whose subscribers include Bayer, Chiron, Chugai, Genentech, Immunex, Kirin, Ontogeny, Rhone-Poulenc Rorer, Sankyo and Scios.

         In addition to its targeted research and development activities on behalf of pharmaceutical companies, the Company pursues internally-funded disease gene discovery programs in respect of common diseases involving multiple genes (multigenic diseases), such as central nervous system ("CNS") disorders, cardiovascular diseases, cancers, metabolic diseases and aging diseases. The programs selected by the Company offer potentially significant commercial opportunities and are particularly suited to the technology of the Company as compared to its competitors. The Company licenses the results of its internally-funded programs, once they are sufficiently advanced, to pharmaceutical companies for the development of related drugs and other pharmaceutical products. To date, the Company has signed one licensing agreement with Wyeth-Lederle Vaccines, a business unit of Wyeth-Ayerst Laboratories, a division of American Home Products, for the development of vaccine applications of CHLAMYDIA PNEUMONIAE and CHLAMYDIA TRACHOMATIS L2 strain genomic sequence data generated by the Company. In addition, the Company is currently in discussions with third parties for the licensing of obesity-related genes discovered and developed by the Company.

         The Company's objective for these internal programs is to rapidly drive toward the discovery of major genes involved in important common diseases and drug response in order to build a major market share of important, medically relevant genes over the next few years. Such gene discoveries, their characterization and related research information form the basis of the Company's intellectual property portfolio of state-of-the-art patent applications incorporating broad claims for use of these genomic discoveries in drug discovery and development. The Company expects to license these portfolios to pharmaceutical companies to generate licensing fees and royalties on future pharmaceutical products. See " -- The Company's Technological Strategy", " -- The Company's Commercial Strategy", " -- The Company's Gene Discovery Programs" " -- The Company's Pharmacogenomics Programs" and " -- The Company's Gene Libraries Programs."

         In addition to revenues generated from its strategic alliances in the field of disease gene discovery, pharmacogenomics and gene libraries, the Company received revenues from agreements signed with the U.S. agricultural biotechnology company Ceres for applications of the Company's genomics technology platform in agricultural genetics. Pursuant to these agreements, signed in December 1997, Genset also received an equity stake in Ceres.

         The Company's technology platform is based on a variety of integrated proprietary technologies, including: high-resolution mapping; high-throughput sequencing; high-throughput genotyping; functional polymorphism scanning ("FPS"); high-throughput oligonucleotide synthesis; 5 prime sequence and regulatory region identification; BioIntelligence analysis software; biostatistics algorithms and software; and NetGene(TM) and SignalTag(TM) gene databases. The Company believes this integrated array of technologies accelerates the identification of disease-related and drug response genes.

         A unique asset of the Company is its Oligonucleotides Division ("Genset Oligos") that produces large quantities of high-quality synthetic DNA required for the Company's genomics activities. The Company believes Genset Oligos is the largest manufacturer in the world of synthetic DNA. At present, the Company uses up to one-half of its synthetic DNA production output for its internal research programs and the remaining is sold worldwide to third parties. The Company has adapted many of the industrial production and quality control techniques developed in its synthetic DNA business to its mapping, sequencing and genotyping operations and has applied these techniques to its disease gene discovery, pharmacogenomics and gene libraries programs. See " -- Manufacturing and Marketing -- Production of Synthetic DNA."

         In the field of disease gene discovery, the Company has developed an original approach based on association studies and linkage disequilibrium mapping combined with expertise in genetic epidemiology and biostatistics. Key elements of this approach include access to tailored clinical collections with well-characterized phenotypes and the development of specialized gene hunting tools. In particular, the Company's proprietary, high-density SNP ("single nucleotide polymorphism") marker map enables it to conduct studies throughout the genome in unrelated individuals and thereby overcome the limitations of conventional familial studies. In this way, the map optimizes the Company's gene discovery efforts by allowing it to rapidly, comprehensively, and cost-effectively home in on the multiple genes associated with many common diseases. See " -- The Company's Technology -- Mapping."

         In pharmacogenomics, the use by the Company of its industrial-scale mapping, sequencing, genotyping and biostatistics technologies enables the Company to isolate the genes involved in drug response pathways using routine clinical samples of unrelated patients with specific clinical traits. The Company believes that this approach permits it to be in a leading position in the development of genomics information crucial for the analysis and prognosis of drug response and side effects. See " -- The Company's Pharmacogenomics Programs."

         The Company's activities in the field of gene discovery necessitate the collection of DNA samples from a large number of sources. As a result, the company has developed a worldwide network of academic and clinical collaborations to assist in the collection of such DNA samples for targeted disease gene discovery programs. These collaborations provide access to well-characterized phenotypic samples from patients affected with common diseases and unaffected controls. The Company's collaborations include, among others, specific programs with Algene, a Canadian biotechnology company, relating to Alzheimer's disease; with the Johns Hopkins University Medical School relating to schizophrenia; with the Royal College of Surgeons in Ireland ("RCSI") relating to cardiovascular diseases; and with the Technion Research and Development Foundation in Israel relating to osteoporosis and prostate cancer. See " -- The Company's Gene Discovery Programs."


OVERVIEW OF SCIENCE

THE GENOME

         The genome is the total DNA content of an organism. DNA is composed of four constituent compounds, known as bases or nucleotides: adenine (A), thymine
(T), guanine (G) and cytosine (C). The sequence or order of these bases is the code that determines the structure and function of all organisms. The human genome is arranged into 46 separate pieces known as chromosomes that are present in identical form in the nucleus of each cell of an organism. Chromosomal DNA is in the form of a double helix. The base adenine in one strand is always found opposite the base thymine in the other strand, and the base guanine is always opposite the base cytosine. A and T are therefore said to be complementary, as are G and C. The human genome consists of approximately three billion bases.

         Certain DNA sequences on these chromosomes are coding regions, called genes. A single gene will exist in different forms, known as alleles. The beginning sequence of the gene is called 5 prime (5') and the end is called 3 prime (3'). The human genome is estimated to contain at least 100,000 genes that make up roughly 5% of humankind's total DNA. The other 95% of DNA is designated as non-coding. Each cell of any given organ or tissue uses only a subset of its genes. Some of the non-coding DNA sequences, generally located immediately before the 5 prime sequences, turn on or off the genes in the different tissues. These are referred to as regulatory regions. The function of the rest of the genome is still unknown.

HOW GENES ARE EXPRESSED

         The function of genes is to direct the production of proteins. Proteins are large molecules that control all biological processes. They are composed of constituent compounds known as amino acids. The order of the bases in DNA determines the order of amino acids in a protein. In order for a gene to direct the production of a protein, an enzyme known as RNA polymerase reads a strand of a gene and makes a strand of RNA (a molecule similar to DNA) that consists of a string of bases complementary to that of the DNA of the gene. This process is known as transcription and results in the production of messenger RNA (mRNA). Messenger RNA directs the assembly of amino acids in a sequence that corresponds to the order of the bases of the mRNA. When amino acids are linked together, a protein results and the gene is said to be expressed. In other words, the expression of a gene is the production of the specific protein that corresponds to the DNA code of that gene. The structure and function of the protein are determined by the order of its constituent amino acids and thus indirectly by the order of the bases of the gene from which it is derived.

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

         The different forms that exist of any given gene are known as alleles. Disease causing alleles can be of high penetrance or low penetrance. A highly penetrant allele will lead to a hereditary genetic disease, which will have an early onset independent of environmental conditions. Highly penetrant disease alleles will most often appear in related individuals, but remain rare in the population. Low penetrance disease alleles, however, are more frequent in the population, and lead to common diseases with a later onset that are dependent on a combination of precipitating conditions.

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

         Since diseases caused by low penetrance alleles are manifested by only a small percentage of persons carrying the allele, such a disease will rarely occur with an identifiable hereditary pattern in which several members of the same family are affected by the disease. Patients manifesting such a disease therefore appear as sporadic cases. Samples will typically only be available from unrelated individuals. This is why it is almost impossible to discover low penetrance disease causing genes using familial analysis, which is more suitable for high penetrance gene discovery. This is critical as about 90% of patients affected with a given common disease, such as Alzheimer's disease, depression, schizophrenia or hypertension, carry high frequency, low penetrance alleles. The Company believes that the most efficient way to discover low penetrance disease alleles in unrelated individuals is by applying association studies to DNA samples from unrelated affected cases and unaffected controls.


OVERVIEW OF GENOMICS TECHNOLOGY

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

PHARMACOGENOMICS

         Pharmacogenomics is the application of genomics technologies to the analysis and identification of genes involved in drug response pathways, such as drug metabolism and side effects. It encompasses the discipline of pharmacogenetics, which is the study of genes specifically related to drug metabolism. Pharmacogenomics emerged as a new discipline during 1997 with the advent of high-resolution mapping tools that first made it possible to apply genomics analysis to clinical trial data.

         Drug efficacy and toxicity may be considered as multifactorial traits that involve pathways of interacting proteins in much the same way as complex diseases. Just as genetic variations may lead to disease they may also determine why individuals have a different response to a particular drug. There may be several reasons why individuals respond differently to a drug or are non-responders. It is known that several independent alleles can cause the same disease in different individuals. In general, a given drug targets only one allele and hence it will only be efficient in the patients carrying the target allele. Therefore, patients who either do not carry the targeted allele, or have a polymorphism in this allele, will not respond to the drug. Individual variations in genes that code for proteins in a metabolic pathway can affect the metabolism of a drug and thus its efficacy and potential toxicity. A side effect can be regarded as a disease pathway in itself, which has been triggered by an artificial factor, the drug. Interaction of the drug with proteins that resemble the target may induce alternative pathways, which could potentially cause side effects.

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

GENETIC MAPPING

         Genetic mapping is a technique enabling scientists to identify a region or regions of the genome that are likely to contain a gene associated with a particular disease or clinical trait. This technique requires a collection of DNA samples from individuals affected by the disease or having a defined clinical trait and utilizes a tool called a genetic map. A genetic map is an ordered set of known stretches of DNA sequences or markers at polymorphic sites spaced along the genome. Scientists test the DNA of both the affected and non-affected individuals and through statistical analysis are able to identify the region or regions of the genome which are likely to contain a gene related to the disease or clinical trait.

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


THE COMPANY'S TECHNOLOGICAL STRATEGY


         The Company's technological strategy is to maximize the discovery of genes through the application of large-scale, industrial techniques to the systematic and comprehensive analysis of the human genome. The Company's strategy specifically utilizes comprehensive association studies to investigate multiple gene pathways and not just single candidate genes. This original approach is made possible by the accuracy and high resolution of the Company's biallelic (SNP) marker map. The map enables the Company to pinpoint the polymorphisms associated with a clinical trait (disease or drug response) through the comparison of unrelated individuals with and without the clinical trait. Ultimately, a disease or drug response will often be determined by a complicated pathway of interacting proteins. Using its association study approach, the Company can analyze in parallel various regions throughout the genome and obtain a comprehensive view of the multiple disease genes involved in various interacting pathways rather than focusing on just one candidate gene which is unlikely to give a complete picture. The Company expects its strategy to enable it to more quickly identify and patent genes and regulatory regions related to selected common diseases and drug response and to provide more complete information about the genetic causes of diseases. Each of the Company's technologies contributes to this strategy.


         Speed and efficiency are key to the Company's technological strategy. The Company's high-resolution mapping capabilities combined with its large-scale, high-throughput genotyping and sequencing facilities are designed to increase the speed with which it can sequence regions of the human genome. Once the Company has sequenced these regions, its 5 Prime Technology and NetGene(TM) and SignalTag(TM) databases and BioIntelligence analysis software should enable it to identify genes and regulatory regions. The Company expects that its FPS technology along with advanced biostatistical methodologies and computational tools will enable it to identify in parallel multiple genes and markers that are related to disease and to drug response. By decreasing its reliance on family DNA samples, FPS technology should also enable the Company to decrease the time and cost involved in obtaining patient DNA samples.

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


THE COMPANY'S TECHNOLOGY

THE GENE DISCOVERY PROCESS

         To optimize its search for medically relevant genes, the Company has assembled a unique high-throughput, industrial-scale genomics technology platform based on a variety of proprietary technologies described below. The gene discovery process relies on the integration of these technologies with the know-how and expertise of the Company's genomics research team.

MAPPING

         The Company uses genetic and physical maps to locate which regions of the genome may contain medically relevant genes. The Company uses genetic mapping to identify a region or regions of the genome that is likely to contain a gene associated with a particular disease or drug response, and physical mapping to establish a set of ordered, overlapping DNA fragments in those regions of the genome that may be of commercial interest. Genetic mapping involves a statistical comparison of DNA samples from individuals affected by a disease and non-affected individuals. The Company believes it has access to suitable DNA collections to perform this statistical analysis for its current programs. The Company uses physical mapping to generate genetic maps and to sequence specific regions of DNA. Instrumental to the Company's mapping effort is its proprietary BAC library containing 300,000 fragments of human genomic DNA from which the Company has generated an ordered sub-library of 20,000 BACs that constitutes a physical map covering the entire human genome. The Company uses a fully automated fluorescence IN SITU hybridization ("FISH") hardware and software system to confirm the chromosomal locations of all BACs of interest. To the Company's knowledge, this is the first system in the world for FISH-based automated quality control of high-resolution maps. It is the Company's intention to develop additional industrial-scale FISH-based technologies to further support its high-resolution mapping effort.


         In February 1996, Dr. Daniel Cohen, a co-founder and former Scientific Director of both the CENTRE D'ETUDE DU POLYMORPHISME HUMAIN ("CEPH" or Center for the Study of Human Polymorphism, France) and Genethon, joined the Company and was followed in the spring of 1996 by the 25 member CEPH mapping team. Under the terms of the Company's April 1996 agreement with CEPH, the Company received copies of CEPH's libraries of YACs, BACs and certain oligonucleotides for mapping, and all related research databases, including the database of YAC and BAC screening results, as well as the mapping know-how of the members of the mapping team. In 1993, CEPH and Genethon collaborated to produce the first physical map and the most comprehensive genetic map of the entire human genome. Both maps have been widely used by the genomics community and have served as the basis for subsequent maps. In 1995, Genethon published a genetic map with over 5,000 markers. The Company believes that its team is one of the foremost mapping groups in the world and that the expertise of its members enhance the Company's ability to rapidly identify disease-related genes. The Company's extensive mapping know-how enables it to produce its own high-resolution maps for specific regions of interest of the genome.


         The Company's industrial-scale mapping facility is housed in its Genomics Research Center in Evry, France. This facility uses the Company's proprietary high-resolution maps based on BACs with a five-fold increase in scale relative to the previous CEPH operation. This unique facility is designed to identify rapidly and precisely those genes associated with particular diseases and drug response traits. See " -Sequencing", " -- Manufacturing and Marketing"," -- Functional Polymorphisms Scanning ("FPS")", and " -- NetGene(TM) and SignalTag(TM) Databases."

BIALLELIC (SNP) MARKER MAP

         The Company is developing a completely new genetic map known as the high-resolution biallelic marker map, which it believes will be a revolutionary tool for gene discovery and pharmacogenomics. This high-resolution map is a collection of single nucleotide polymorphisms ("SNPs"), known as biallelic markers, that are evenly distributed throughout the human genome. The Company believes that the detail and accuracy of this map gives it a major competitive advantage by enabling rapid genome-wide searches for disease and drug response genes. This task is made feasible through the association of the biallelic markers with genes of clinical relevance and the consequent identification of potential therapeutic sites of intervention in relevant molecular pathways.

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

       The phenomenon of disequilibrium enables the Company to narrow down the search for disease and drug response genes. Due to linkage disequilibrium, when a marker at a given site is found at high frequency, one can expect that the gene found in the vicinity of this marker occurs at high frequency as well. Once a marker associated with a given disease or drug response has been identified, the identification of the gene is greatly simplified as its position has already been determined by mapping in the ordered BAC library. Therefore, the Company will be able to easily locate the target gene from the known position of the BAC fragment (to the nearest 50,000 to 100,000 bases). This is much more specific than the familial approach, which can only estimate the location of a gene to the nearest 5 million to 50 million bases. The Company can then effectively sequence a relatively short piece of DNA to obtain the sequence of the target gene and discover any functional polymorphisms in the gene sequence thought to be associated with disease or drug response.

SEQUENCING

         Sequencing technology is used by the Company to determine the order of the bases or nucleotides that compose DNA. The Company believes that it has established one of the largest high-throughput sequencing operations in the world. This approximately 20,000 square foot facility is an integral part of the Company's Genomics Research Center.

         The Company's sequencing facility is organized as an industrial production unit to maximize both efficiency and accuracy and is characterized by automation of tasks, control and command workstations, quality control with bar-code systems and high "just-in-time" throughput. Several proprietary technologies are used for the preparation and separation of templates at various steps of the sequencing process. The equipment consists of a range of automated sequencers, sequencing reaction robots, preparation robots and thermocyclers. The sequencing facility includes sophisticated robotics and the Company's proprietary advanced process control and sequence verification software. The Company's sequencing facility utilizes the most advanced sequencing technology commercially available and serves as a pre-marketing test site for more advanced equipment not yet on the market. During 1998, the Company increased its sequencing capacity through the incorporation of advanced capillary electrophoresis sequencing machines in its high-throughput production laboratory. Current capacity is approximately ten million bases per day with greater than 99.5% accuracy, an increase of more than two-fold compared to 1997.

         Since genes are scattered throughout the genome, but make up only about 5% of the genome, special techniques must be used to find them. Once the Company has sequenced a region, it uses several complementary techniques, including its 5 prime sequence identification technology ("The 5 Prime Technology") and its NetGene(TM) and SignalTag(TM) databases and BioIntelligence analysis software, to detect genes and regulatory regions.

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

         FPS relies on extensive know-how and trade secrets. In addition, FPS requires a large amount of high quality synthetic DNA for which the Company is one of the world's leading suppliers. See " -- Manufacturing and Marketing -- Production of Synthetic DNA."

HIGH-THROUGHPUT GENOTYPING

         Genotyping is the determination of the polymorphism composition of an individual's genome with respect to a specific set of markers. The Company has a proprietary genotyping technology implemented in a fully automated high-throughput facility.

         High-throughput genotyping is the key technology to associate markers with potential traits. High-throughput genotyping is required to analyze the large numbers of clinical trial samples that make up a pharmacogenomics study or to analyze large numbers of patient samples for numerous gene discovery programs being conducted in parallel. The Company has developed a number of proprietary systems to more rapidly and cost-effectively conduct genotype analyses at high-throughput. The Company has a high-throughput genotyping laboratory currently in operation with a capacity of tens of thousands of genotypes per day and is developing a proprietary system based upon micro arrays to increase the capacity and efficiency of these operations during 1999.

BIOSTATISTICS AND BIOINFORMATICS

         In January 1999, the Company expanded its team to include a group dedicated to the development and implementation of advanced biostatistical methodologies and computational tools to analyze genotyping data. This group is led by Dr. Nicholas Schork who has been instrumental in the development of ideas to address several statistical issues of relevance to high-resolution mapping efforts and population-based genetic studies. The Company believes that rapid incorporation of these methodologies and tools is necessary to sustain its competitive position and to analyze the large amounts of data generated in the course of its comprehensive genomic association studies.

         Bioinformatics is the application of computer technology to the analysis of complex genomic data. The Company has enhanced its bioinformatics capabilities with artificial intelligence tools. The resulting proprietary BioIntelligence software analyzes the DNA sequence data in the NetGene(TM) and SignalTag(TM) databases and develops rules for recognizing patterns characteristic of secreted proteins, genes and regulatory regions. See " -- NetGene(TM) and SignalTag(TM) Databases." DNA sequences identified as secreted proteins, genes or regulatory regions can then be fed into the Company's FPS program to identify those related to disease. The secreted protein sequences in the SignalTag(TM) database provide additional depth to the Company's portfolio of genomics research products and represent an important advance for the Company's BioIntelligence program. The Company also uses its BioIntelligence analysis software to edit sequence data from public sources to remove the redundancies and inaccuracies that can limit the utility of these databases, and to conform the format of data from these numerous databases to that of its NetGene(TM) and SignalTag(TM) databases. The capabilities of the BioIntelligence program increase as more data becomes available from the Company's mapping and sequencing activities and from public sources.

       Computational needs in genomics analysis grow rapidly with the generation of new data. In September 1998, the Company expanded its computational capacity with the acquisition of a massively parallel super computer to support the computational needs generated by the exponential growth of its sequencing, mapping and genotyping data. In particular, this computational capacity is expected to contribute significantly to the implementation of advanced biostatistical methodologies and computational tools being developed to support the Company's genomics programs.

PHYSIOLOGICAL GENOMICS

         During the first quarter of 1999, the Company expanded its genomic research activities at Genset Corporation in La Jolla, California to include a dedicated team in physiological genomics. This group is led by Dr. Bernard Bihain, a recognized expert in the field of the pathogenesis of metabolic diseases pertaining to lipid transport and its complications such as obesity, diabetes and atherosclerosis. The primary objective of this department is to support gene discovery activities in obesity and metabolic disorders, particularly for the study of the function of genes using animal and physiological models.

IDENTIFICATION OF 5 PRIME SEQUENCES

         The Company has developed a technique, for which it has filed two patent applications, which enables it to rapidly isolate the 5 prime sequences of genes. See " -- Patents and Proprietary Rights -- The Company's Patent Portfolio and Strategy." 5 prime sequences are stretches of DNA that are located at the beginnings of genes. Once these 5 prime sequences are isolated, the Company sequences them at its high-throughput sequencing facility and inputs the resulting data into its NetGene(TM) database. The Company has identified over 56,000 different 5 prime sequences. By scanning its database of sequenced regions for these 5 prime sequences, the Company can locate both genes as well as regulatory regions, which typically are located immediately prior to the 5 prime sequences of genes. In addition, using only its BioIntelligence analysis software, the Company was able to compile SignalTag(TM), a specialized subset of NetGene(TM), containing sequences which correspond to genes coding for secreted proteins. See "-- NetGene(TM) and SignalTag(TM) Databases."

IDENTIFICATION OF REGULATORY REGIONS

         Gene regulatory regions represent important therapeutic targets and may also have potential utility in gene therapy. Regulatory regions are sequences of DNA that serve as on/off switches for the genes under their control. Regulatory regions are usually located immediately before the beginning of genes. From 1994 to 1997, the Company conducted a program dedicated to identifying, sequencing and analyzing the regulatory regions of the human genome with Genethon. Pursuant on the agreement with Genethon, the regulatory region data that resulted specifically from this collaboration is the joint property of the Company and Genethon. Each of the parties is granted the right to apply for patents and any commercial rights on any applications it independently develops from this data.

NETGENE(TM) AND SIGNALTAG(TM) DATABASES

         The Company has established a proprietary database of genomic information known as NetGene(TM). This database contains extensive data on genomic sequences, genes, 5 prime sequences, regulatory regions and tissue expression patterns. NetGene(TM) contains over 56,000 different 5 prime cDNA sequences, each corresponding to a different human gene. NetGene(TM) integrates information discovered by the Company with data available from public sources. The NetGene(TM) database is not available commercially.

         The NetGene(TM) database was enhanced in early 1997 by SignalTag(TM), a specialized database of secreted protein sequences. SignalTag(TM) is a subset of NetGene(TM) that was electronically compiled by Genset using its proprietary BioIntelligence analysis software. The SignalTag(TM) database contains over 3,000 cDNA sequences, of which the majority are new sequences (not characterized in public databases) which correspond to unknown genes coding for new secreted proteins. The Company's secreted protein sequences are located at the 5 prime end of the coding region. Each sequence, known as the signal sequence, codes for a specific amino-acid region located at the N-terminal side of the protein, which is used by the cell to direct the protein toward a secretory pathway. Application of Genset's 5 Prime Technology is instrumental in the rapid and systematic identification of these signal sequences. Therapeutic applications of SignalTag(TM) are included in the Company's portfolio of exclusive licensing opportunities offered to pharmaceutical collaborators. See " -- The Company's Gene Libraries Programs -- Genetics Institute License and Distribution Agreement."


THE COMPANY'S COMMERCIAL STRATEGY

         The Company's commercial strategy is to focus its research activities in three principle areas: disease gene discovery, pharmacogenomics, which is the application of genomics technologies to the analysis and identification of genes involved in drug response, and gene libraries. Such activities are based primarily on partnership agreements with pharmaceutical companies in each such business area, and pursuant to which the Company conducts research in exchange for research fees and research milestone payments, clinical milestone payments, and eventually royalties on sales of drugs which have been developed, or whose use has been modified, based on research information developed by the Company. Research licensing fees and research milestone payments from strategic partnerships provide the Company with a source of revenue in the near term, while clinical milestone payments and royalty payments on therapeutic sales represent a stream of potential medium and long-term revenue. The Company believes that this strategy will permit it to capitalize on its broad platform of genomics technologies by diversifying its business opportunities and generating multiple revenue streams. To date, the Company has entered into a number of such agreements:


         - In the field of disease gene discovery, with (i) the French pharmaceutical company Synthelabo (now Sanofi-Synthelabo), to discover genes associated with prostate cancer; and (ii) Janssen Pharmaceutica, N.V., a subsidiary of the U.S. pharmaceutical company Johnson & Johnson, to discover genes related to schizophrenia;


         - In the field of pharmacogenomics, with (i) Abbott Laboratories to discover markers and genes associated with drug response and side effects of existing drugs, including an initial program on an Abbott drug for the treatment of asthma, Zyflo(R) (zileuton), and to jointly develop and market diagnostic products based on these discoveries; and (ii) Pharmacia & Upjohn to discover markers and genes involved in the response to a Pharmacia & Upjohn compound;

         - In the field of gene libraries, with Genetics Institute ("GI"), a subsidiary of American Home Products, for the inclusion of the Company's SignalTag(TM) sequence database and full-length gene clones for secreted proteins in GI's DiscoverEase(R) program, whose subscribers include Bayer, Chiron, Chugai, Genentech, Immunex, Kirin, Ontogeny, Rhone-Poulenc Rorer, Sankyo and Scios; and

         - Outside of its core research areas, the Company is party to various agreements with the U.S. agricultural biotechnology company Ceres for applications of the Company's genomics technology platform in this field.

         In addition to its targeted research and development activities on behalf of pharmaceutical companies, the Company pursues internally-funded disease gene discovery programs in respect of common diseases involving multiple genes (multigenic diseases), such as central nervous system ("CNS") disorders, cardiovascular diseases, cancers, metabolic diseases and aging diseases. The programs selected by the Company offer potentially significant commercial opportunities and are particularly suited to the technologies of the Company as compared to its competitors. The Company licenses the results of its internally-funded programs, once they are sufficiently advanced, to pharmaceutical companies for the development of related drugs and other pharmaceutical products. To date, the Company has signed one licensing agreement with Wyeth-Lederle Vaccines, a business unit of Wyeth-Ayerst Laboratories, a division of American Home Products, for the development of vaccine applications of CHLAMYDIA

PNEUMONIAE and CHLAMYDIA TRACHOMATIS L2 strain genomic sequence data generated by the Company. In addition, the Company is currently in discussions with third parties for the licensing of obesity-related genes developed by the Company.

         The Company's objective for these internal programs is to rapidly drive toward the discovery of major genes involved in important common diseases and drug response in order to build a major market share of important, medically relevant genes over the next few years. Such gene discoveries, their characterization and related research information form the basis of the Company's intellectual property portfolio of state-of-the-art patent applications incorporating broad claims for use of these genomic discoveries in drug discovery and development. The Company expects to license these portfolios to pharmaceutical companies to generate licensing fees and royalties on future pharmaceutical products.

         The Company's focus on regulatory regions may provide another opportunity, which could be useful for gene therapy as well as for the development of small molecule drugs to modulate gene expression.


THE COMPANY'S GENE DISCOVERY PROGRAMS

         The Company has focused its gene discovery efforts on common diseases representing major markets for the pharmaceutical industry. The Company's unique approach to association studies has allowed it to optimize its gene discovery programs by enabling it to use DNA samples from unrelated individuals, including samples collected by pharmaceutical companies or clinical research organizations during clinical trials, and thus eliminating the time consuming collection of familial samples. By comparing unrelated populations of individuals, the Company is able to provide genomics information with increased statistical value. The Company's comprehensive approach enables it to provide pharmaceutical companies with multiple targets for drug discovery.

         The Company chose its initial disease targets based on the potential size of the therapeutic market, its access to DNA samples from related and unrelated individuals affected with the disease, and the interest expressed by potential strategic partners. The Company has initiated disease gene discovery programs along two parallel tracks: (a) collaborative research programs with strategic partners for the discovery and patenting of genes; and (b) internally funded programs with the objective of out-licensing patented genes to strategic partners.


         The Company's programs are designed to identify the genes coding for the proteins involved in disease pathways and drug targets. Payments by partners for these programs include research fees and milestone payments, clinical milestone payments and royalties on sales of therapeutics developed from genomics information. In the case of genes discovered and patented as part of its internal programs, the Company receives up-front licensing fees instead of research fees and milestones. Generally, partners have an exclusive license to use the gene discoveries for clinical development and marketing of a defined category of products, such as small molecule therapeutics, vaccines or diagnostics.


PROSTATE CANCER

         On May 9, 1996, the Company entered into a research and development collaboration agreement with the French pharmaceuticals company Synthelabo (the "Synthelabo Agreement") to discover and sequence genes involved in or associated with prostate cancer. Pursuant to the Synthelabo Agreement, Synthelabo agreed to provide research funding and research, patent and development milestone payments of up to an aggregate of euros 54 million (FF 355 million). In addition, the Company will receive royalty payments on any future drug sales, which may result from the use of certain of the Company's research conducted pursuant to the terms of the Synthelabo Agreement. Also pursuant to the Synthelabo Agreement, Synthelabo made an equity investment of approximately euros 7.6 million (FF 50 million) that was subsequently sold. The Synthelabo Agreement is comprised of two parts: (i) a collaborative research program (the "Research Program"); and
(ii) a license granted to Synthelabo for therapeutic products that treat prostate cancer and potentially other prostate diseases and that are derived from genes discovered pursuant to the collaboration (the "License").

         The term of the initial Research Program was two years, commencing on May 9, 1996. Subsequently, the Company and Synthelabo extended the Research Program for a third year ending in May 1999. The Company has successfully completed the research milestones provided for in the initial two-year Research Program, and in April 1999 delivered a third prostate cancer associated gene to Synthelabo, achieving another milestone in the collaboration. As a result of this research, the Company has filed one patent application related to chromosomal regions suspected to contain genes associated with prostate cancer, and three patent applications related to genes associated with prostate cancer. Synthelabo has selected one of the three genes for its high-throughput screening program. The two parties have entered into discussions to further extend the research collaboration in genomics. Synthelabo and the French pharmaceutical company Sanofi merged on May 18, 1999, creating world's 18th largest pharmaceutical company (by prescription pharmaceuticals sales).

         Pursuant to the terms of the License, Synthelabo has an exclusive, worldwide license to develop and sell small molecular weight drugs, therapeutic proteins, therapeutic antibodies and certain vaccines that treat prostate cancer and potentially other prostate diseases and that are derived from genes discovered pursuant to the collaboration. The Company retains all other rights in the results of the research, including therapeutic oligonucleotides, all gene and cell therapies, all diagnostic applications and all applications other than for prostate diseases.

         The Company has access to a large collection of DNA samples from affected families and from unrelated affected and unaffected individuals, pursuant to its research collaboration agreement with the CENTRE DE RECHERCHE POUR LES PATHOLOGIES PROSTATIQUES ("CEREPP" or Research Center for Prostate Pathologies). CEREPP is an association of urologists specializing in prostate cancer that has established a network for the collection of samples, together with related clinical data, from several locations in France. Pursuant to the agreement, which ended on December 31, 1998, the DNA collections remain the sole and exclusive property of CEREPP, but the results of the Company's genomic analysis of the collections remain the property of the Company, which has the exclusive patent and commercial exploitation rights in relation thereto.

         In addition, the Company has exclusive access to a collection of DNA samples from unrelated affected and unaffected individuals being recruited pursuant to its research agreement with the Technion Research and Development Foundation, a subsidiary of the Technion Institute of Technology (the "Technion Institute"), in Haifa, Israel. Pursuant to the agreement, the Laboratory of Human Molecular Genetics (the "LHMG") of the Technion Institute is responsible for coordinating the research with various clinical centers in Israel and compiling the collections of DNA samples and corresponding phenotype and family history information. The diseases currently targeted by the research include osteoporosis as well as prostate cancer. It is expected that the programs will be completed by the end of 1999. The LHMG is free to use the phenotype data for its own research. The Company is responsible for funding the research, uses the DNA collection for its genomics analysis, and retains exclusive ownership of the results of research conducted on the DNA collection, as well as the exclusive right to apply for, prosecute and maintain patents in relation thereto.

         Prostate cancer represents a significant commercial opportunity as populations of older individuals continue to increase in the developed world. The American Cancer Society estimates that approximately 185,000 new cases of prostate cancer and more than 39,000 deaths associated with the disease occur in the United States each year. Prostate cancer is the most common type of cancer found in American men, other than skin cancer.

CNS DISORDERS

         It is the Company's intention to identify genes associated with CNS disorders, and specifically with bipolar disease, schizophrenia and Alzheimer's disease. These diseases are characterized by a lack of efficacious treatments and thus significant commercial potential. In addition, the Company believes that CNS disorders are related to a complex series of genes and therefore that its comprehensive approach is particularly suited to understanding the genetic causes of these diseases and their complications.

SCHIZOPHRENIA

         On September 26, 1996, the Company entered into a research agreement with Janssen Pharmaceutica N.V. ("Janssen"), a subsidiary of the U.S. pharmaceutical company Johnson & Johnson, for a program to identify and clone genes associated with schizophrenia. In anticipation of entering into such a research collaboration with the Company, Johnson & Johnson Development Corporation, pursuant to an agreement dated May 10, 1996, made an equity investment of approximately euro 3 million (FF 20 million) in the Company, purchasing 119,900 Ordinary Shares. The Company believes that Johnson & Johnson's experience in the development and marketing of new products combined with Genset's strength in gene discovery may further development of new drugs in the field of CNS disorders.

         The initial two-year research program was extended through April 1999. Under the terms of the agreement and subsequent amendments, Janssen funded Genset's research, will make additional payments as certain clinical milestones are met and will pay royalties on net sales of certain products developed with the genes discovered. In return, Genset granted licenses to Janssen, both exclusive and non-exclusive, under technology, know-how and patents resulting from the research, to make, have made and sell certain products, including drugs, gene therapy, cell therapy and diagnostics products. Janssen has the sole responsibility to develop and market these products. The Company and third parties identified regions of DNA containing genes associated with schizophrenia and the Company is using its biallelic marker map to pinpoint the exact location of these genes. The Company has undertaken negotiations with Janssen to extend the term and scope of the Agreement.

         To expand the scope of its program to discover schizophrenia genes, the Company in May 1999 entered into a collaborative arrangement with The Johns Hopkins University School of Medicine focusing on the identification of risk factors associated with schizophrenia and the identification of genomic regions associated with schizophrenia. Under the terms of the agreement, the Company will analyze a bank of 1800 DNA samples collected from over 300 families containing one or more members diagnosed with schizophrenia.

         Schizophrenia is a severe chronic mental disorder that is estimated to affect approximately one percent of the world's population. The World Health Organization estimates that approximately 45 million people worldwide suffer from this disease. The schizophrenia market worldwide is currently valued in excess of $2.5 billion and estimated to grow to $5 billion by 2002. Schizophrenia is characterized by disturbances of mind and personality, including hallucinations, delusions and deterioration in psychosocial functioning. The cause of schizophrenia is unknown and there is no known cure for the disease. Current therapy is inadequate both in terms of efficacy and side effects. Gradually, a new class of anti-psychotics that combine a superior efficacy with reduced side effects is replacing conventional neuroleptics. Despite this progress, antipsychotic treatment remains symptomatic and more research into the cause of the disease is necessary to develop better treatments or even a cure for this devastating disease.

BIPOLAR DISEASE

         The company is conducting an internal gene discovery program on bipolar disease based on collections resulting from case-control recruitment programs in Argentina and France.

         In June 1997, the Company established a collaborative network in Argentina together with the Parmenio Pinero Hospital in Buenos Aires (the "Hospital") and the LABORATORIA ARGENTINO DE BIOLOGIA MOLECULAR ("LABIMO" or Argentinian Laboratory of Molecular Biology) for the collection, banking and analysis of DNA samples from patients affected with CNS disorders and unaffected controls. Pursuant to the terms of this agreement with LABIMO, which is now completed, the Company provided research funding, the Psycho-pathology Department of the Hospital collected samples and corresponding phenotype and family history information and LABIMO coordinated the research and compiling of the DNA collection. The Hospital and LABIMO may use the results of these activities for their own research purposes. The Company has the right to use the DNA collections for its genomics research, and retains exclusive ownership of the results of research conducted on the DNA collection, as well as the exclusive right to apply for, prosecute and maintain patents in relation thereto.

         In addition, the Company has obtained access to samples from patients affected with bipolar disease and unaffected controls under a clinical research program with the Versailles Hospital Center outside Paris. The Company expects this collection program to be completed before the end of 1999.

         Bipolar disease has a prevalence in the U.S. of 2 million adults and is growing at the rate of 20% per year. The annual market for bipolar disease is estimated to be approximately $1.5 to 2 billion.

ALZHEIMER'S DISEASE

         In May 1999, the Company established a strategic alliance with the Canadian company Algene Biotechnologies Corporation (since June 8, 1999, now called SignalGene Inc.), providing access to an existing Alzheimer's disease DNA collection and proprietary regions. The collection includes samples from several hundred individuals with post-mortem analysis of the disease.

         The American Psychiatric Association estimates that 2.5 million Americans are affected with Alzheimer's disease and the World Health Organization estimates that 22 million people worldwide are affected by dementia. The overall neurology market is currently estimated to be approximately $6 billion with Alzheimer's disease expected to have a market of $3 billion by 2003.

CARDIOVASCULAR DISEASES

         The Company has established a gene discovery program for cardiovascular disease that is initially focused on hypertension, thrombosis, restenosis and their complications. On October 31, 1997, the Company entered into a ten-year strategic research collaboration with the Royal College of Surgeons in Ireland ("RCSI"), a medical school with substantial clinical research activities, to create a DNA bank and perform genomics research based on association studies using samples from unrelated individuals. As part of the collaborative arrangement dating from October 1997, the Company and RCSI formed Surgen, a dedicated joint venture owned 50% by each party and located in Dublin, Ireland. RCSI will furnish to Surgen biological samples and corresponding anonymous clinical data obtained in the course of conducting specified clinical studies, principally in the field of cardiovascular diseases.

         Surgen is responsible for DNA extraction, cell immortalization, sample and data storage, and more generally, all operations connected with the creation and maintenance of the DNA bank. Under the terms of the agreement, the Company has exclusive access to this DNA bank to conduct disease gene discovery and pharmacogenomics studies and to commercialize any products, including therapeutic, diagnostic and database products, developed using the DNA bank. Surgen has the right to use the DNA bank for non-commercial research. The Company is responsible for funding the salaries of Surgen's employees and the direct expenses of the DNA bank, has provided a loan to Surgen to serve as initial working capital, will provide funding for the collection of certain other samples and will make certain other payments to Surgen.

         In addition, as part of its broader program on cardiovascular diseases, the Company sequenced and filed patent applications on the genomes of both CHLAMYDIA PNEUMONIAE and CHLAMYDIA TRACHOMATIS L2 strain. The bacterium CHLAMYDIA PNEUMONIAE has been identified as a potential causative agent in the formation of atherosclerotic plaques. On August 10, 1998, the Company entered into an exclusive license agreement with Wyeth-Lederle Vaccines ("Wyeth-Lederle"), a business unit of Wyeth-Ayerst Laboratories, a division of

American Home Products. Pursuant to this agreement, Wyeth-Lederle has exclusively licensed from the Company the genomic sequence data of CHLAMYDIA PNEUMONIAE and CHLAMYDIA TRACHOMATIS L2 strain for applications in vaccine development. In return for the license, Wyeth-Lederle will provide the Company with up-front licensing fees, clinical milestone payments and royalties on net sales of vaccine products developed from the genomics data.

         The American Heart Association reported in 1998 that 58.8 million Americans suffer from one or more types of cardiovascular disease ("CVD") and that CVD is responsible for approximately 41% of all deaths in the United States. The cost in the United States in 1999 of CVD and stroke, including health expenditures and loss of productivity, is estimated to be $286.5 billion. The World Health Organization estimates that CVD is responsible, on a worldwide basis, for 20% of all deaths, which represents 50% of all deaths in developed countries and 16% of all deaths in developing countries. The Company believes that cardiovascular diseases are related to a complex series of genes and therefore that its comprehensive approach is particularly suited to understanding the genetic causes of hypertension, thrombosis, myocardial infarction and their complications. The Company is actively seeking a strategic alliance with a pharmaceutical company to support drug development from the results of its gene discovery program.

OBESITY AND OTHER METABOLIC DISORDERS

         In February 1997, the Company entered into a preliminary research collaboration agreement with the INSTITUT NATIONAL DE LA SANTE ET DE LA RECHERCHE MEDICALE ("INSERM" or National Institute of Health and Medical Research), pursuant to which the Company funded research in molecular physiology and pathology conducted by INSERM's Laboratory of Nutrition, Lipoprotein, Metabolism and Atherosclerosis located at the University of Rennes I in the Brittany region of France. Based on the results of the research, the Company and INSERM filed a joint patent application on a new gene coding for a receptor related to obesity ("LSR," for lipolysis stimulated receptor). INSERM has granted the Company an exclusive license worldwide to this joint patent application. Pursuant to the terms of this license, the Company will make certain royalty payments to INSERM corresponding to the different categories of products which may result from the use of the gene.

         The Company is currently conducting independent research relating to this gene and a new metabolic pathway. The Company expanded its internal program on obesity and metabolic disorders through the creation of a dedicated physiological genomics unit headed by Dr. Bernard Bihain and located at Genset Corporation in La Jolla, California. As part of this effort, the Company has established clinical collection programs involving hundreds of comprehensively phenotyped obese people and non-obese controls. Using these resources obtained from leading clinical centers in Europe, the Company has already identified a collection of polymorphic markers within the LSR gene and is undertaking large-scale association studies to discover and characterize other genes potentially involved in the obesity metabolic pathway. Progress in this area to date has resulted in the filing of four patent applications by the Company which cover genes and polymorphisms related to a new metabolic pathway that controls the removal of dietary lipids. See " -- Patents and Proprietary Rights -- The Company's Patent Portfolio and Strategy." The first scientific results of this program were published in the May 7, 1999 issue of the JOURNAL OF BIOLOGICAL CHEMISTRY. It is the Company's intention to establish comprehensive collaborative projects in the field of obesity with pharmaceutical companies and to license its obesity-related gene discoveries for the discovery and development of drugs.

         In the United States, obesity affects 25 to 33% of the total population, or an estimated 60 to 80 million people. Obesity-related diseases, including hypertension, diabetes and certain cancers, are responsible for an estimated 300,000 deaths annually in the United States. In addition, the World Health Organization estimates that obesity prevalence is 10 to 25% in Western Europe and 40% in certain specific groups, including women from Eastern Europe, Mediterranean countries and in African Americans. The potential market worldwide for obesity is estimated at $10 to 15 billion.

AGING DISEASES

         The Company has established a gene discovery program for aging diseases that is initially focused on osteoporosis. A recruitment program involving seven hospitals throughout France has been initiated to collect DNA samples and associated clinical data from individuals suffering from osteoporosis and unaffected controls. The Company expects this collection program to be completed by September 1999. In addition, the Company is obtaining access to samples from patients affected with osteoporosis as part of the research collaboration with the Technion Institute in Israel. See " -- Prostate Cancer."

         Osteoporosis is a pathological reduction in bone density that is particularly common in postmenopausal women and is associated with increased fractures of the wrist, spine and hips. The National Osteoporosis Foundation estimates that approximately 28 million people in the United States suffer from osteoporosis, of which approximately 80% are women. More than 1.5 million annually suffer fractures due to osteoporosis. Approximately 2 million are taking drug therapy, representing an estimated market of more than $2 billion. However, the direct cost of this disease in the United States, including hospitals and nursing homes, is estimated to be $14 billion.

         In the field of aging related diseases more generally, the Company has access through its 1996 agreement with CEPH to all results from CEPH's research on a large collection of DNA samples from individuals over 95 years of age -- the centenarians. The collection contains DNA from approximately 200 pairs of centenarian siblings. The centenarian samples are particularly valuable because they can serve as negative controls for all diseases related to aging. Any centenarian who is unaffected by a particular aging-related disease, such as osteoporosis, is very unlikely to have the genetic mutation or mutations related to the disease.

         Under the April 1996 CEPH Agreement, the Company agreed to provide research funding over three years to be used notably for CEPH's research on aging conducted using its collection of centenarian DNA samples. In exchange, CEPH granted the Company a right of first refusal, valid until April 30, 1999 (subject to the dispute described below), covering the use of any results of CEPH's research on aging, other than research being performed in connection with certain pre-existing agreements.

         CEPH brought a claim against Genset before the Paris Court of First Instance (TRIBUNAL DE GRANDE INSTANCE) for the payment of the third and fourth installments for research funding associated with the aging program, due under the CEPH Agreement. The Company considers that the research reports that CEPH provided and continues to provide do not provide satisfactory assurance that CEPH has performed the contracted research on aging or has maintained an appropriate level of research for the aging program. On March 30, 1998, a panel of experts appointed by the Court determined that the research reports provided by the CEPH were not consistent with its obligations under the Agreement. Based on this determination, the Company filed a counter-claim to recover the research funding amounts already paid to CEPH. A subsequent court decision dated March 31, 1999, has provided for a further expertise to be conducted in respect of the more recent research report provided by the CEPH. While no assurance can be given that Genset will be successful in its claim and successfully defend against CEPH's claim, all the payments provided for under the agreement have been provisioned and the Company is confident that this case could not have a material impact on its results.

THE COMPANY'S PHARMACOGENOMICS PROGRAMS

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

         Pharmacogenomics aims to bridge the gap between gene discovery and drug discovery as it is immediately applicable to clinical trials and marketing of existing drugs. The diseases which represent the greatest opportunities for pharmacogenomics are those which have significant phenotypic heterogeneity such as CNS disorders, including schizophrenia and bipolar disease, and cardiovascular diseases. This is because the more genetically complex (polygenic) a disease is, the more difficult it is to locate the correct drug target and hence the less likely it is that a drug will have its desired effect across the target population. In addition, clinical trials are long and costly for these diseases. The Company's pharmacogenomics approach explores the multiple genes involved in drug response pathways to fine-tune a drug to its ideal target population.

         Pharmacogenomics has the potential to reduce costs and time in drug development, and to increase efficacy and decrease side effects in marketed drugs, thereby increasing both the value and safety of drugs. A report in the JOURNAL OF THE AMERICAN MEDICAL ASSOCIATION ("JAMA", published April 15, 1998) argues that more than 100,000 Americans die in hospitals each year from adverse drug reactions. These reactions would be the fourth leading cause of death in the US after heart disease, cancer and stroke. The findings of this study underscore the potential importance of pharmacogenomics in identifying patients who are susceptible to adverse reactions to prescription drugs. The overall objective of pharmacogenomics is to improve the risk-benefit profile of drugs and increase their benefit-cost ratio. A drug that is safer and more effective delivers greater value for the patient and can be sold at a premium while reducing overall healthcare costs. Also, once the drug is prescribed and used by a patient population, its use is more likely to be maintained as the drug has been customized to this population's genetic make-up. Pharmacogenomics offers the opportunity to build market share based on the real value of the drug and to collaborate on disease management strategies with patients, doctors and insurance providers.

STRATEGIC ALLIANCE WITH ABBOTT LABORATORIES

         Effective as of July 15, 1997, the Company entered into a strategic alliance with Abbott Laboratories in the field of pharmacogenomics for the development of genetic markers and diagnostic tests for the analysis of drug response. The strategic alliance is comprised of three parts: (i) a subscription agreement; (ii) an exclusive 18 month research and license agreement for the development of genetic markers and discovery of genes associated with drug response to and side effects of an Abbott drug for the treatment of asthma, Zyflo(R) (zileuton), for which Abbott has agreed to provide research and development funding and milestone payments that could total up to $22.5 million; and (iii) an exclusive collaboration for the development of diagnostic systems for pharmacogenomics research programs (the "Alliance Agreement"). Pursuant to the subscription agreement and subsequent amendments between the parties, Abbott made an equity investment in the Company on September 19, 1997 of $10 million, and the Company has a two-year put option exercisable from September 7, 1998, subject to certain conditions, to sell an additional $10 million of the Company's equity to Abbott at the then current market price.

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

RESEARCH COLLABORATION WITH PHARMACIA & UPJOHN



The Company believes that, to date, it is the only company providing pharmacogenomics programs for the discovery of novel markers and genes involved in drug response and side effects. On October 2, 1998, the Company entered into a research collaboration with Pharmacia & Upjohn ("P&U") in the field of pharmacogenomics for the development of genetic markers and discovery of genes associated with the efficacy of a P&U compound. Under the terms of the agreement, P&U will provide licensing fees, research and development funding and milestone payments, and royalties on sales of therapeutics marketed using the pharmacogenomics discoveries. In addition, P&U has an option to extend the agreement for applications of the program discoveries for new drug targets.


         The Company is actively seeking pharmacogenomics research collaborations with pharmaceutical companies to develop markers and discover genes associated with specific drugs. The Company expects to receive clinical milestone payments and royalties for all drugs developed and marketed using its pharmacogenomics technology platform. The Company has established at its facility in La Jolla, California a pharmacogenomics group to support research and business development of related programs.


THE COMPANY'S GENE LIBRARIES PROGRAMS

         The Company has developed unique gene libraries and proprietary databases in order to supply the demand of pharmaceutical companies for new therapeutic targets and products. SignalTag(TM) is the first gene library developed from Genset's integrated platform of genomics technologies. The SignalTag(TM) gene library is a proprietary genomics database specific for secreted proteins. These proteins are of special commercial and therapeutic interest as they include growth factors, hormones, and cytokines which play a key role in triggering physiological responses by acting on distant cells or by reacting to cellular signaling. The demand for novel therapeutic proteins is high and in 1998 the sale of drugs derived from secreted proteins exceeded $14 billion.

         SignalTag(TM) is a subset of the NetGene(TM) database which was identified using the Company's patented 5 Prime Technology together with advanced bioinformatics technology. The 5 Prime Technology enables the systematic, rapid and accurate isolation of the beginning of genes by a specific tagging process. Secreted protein genes have a characteristic signal sequence at the 5 prime end which codes for a specific amino acid sequence used by the cell to direct the proteins to a secretory pathway. See " -- The Company's Technology -- NetGene(TM) and SignalTag(TM) Databases." With bioinformatics analysis, the Company was able to rapidly identify more than 2,000 new gene sequences of potential commercial value. The Company has applied for patents covering over 2,500 sequences corresponding to the 5 prime ends of genes encoding secreted proteins. See " -- Patents and Proprietary Rights." As a point of reference, all current secreted therapeutic proteins-based drugs have been derived from a pool of fewer than 2,000 genes identified over the last 20 years.

GENETICS INSTITUTE LICENSE AND DISTRIBUTION AGREEMENT

         On July 25, 1997, the Company entered into an exclusive license agreement with Genetics Institute ("GI"), a wholly owned subsidiary of American Home Products (the "GI Agreement"). Pursuant to the GI Agreement, GI has exclusively licensed from the Company approximately 2,000 SignalTag(TM) sequences for which the Company will provide to GI full-length cDNA clones, and from which GI will express secreted proteins and make them available for evaluation by pharmaceutical companies through the DiscoverEase(R) distribution platform. DiscoverEase(R) was launched in September 1996 and represents GI's initiative to isolate and express a comprehensive library containing novel human secreted proteins. As of May 1999, DiscoverEase(R) partners that have entered into agreements with GI for access to the library include Bayer, Chiron, Chugai, Genentech, Immunex, Kirin, Ontogeny, Rhone-Poulenc Rorer, Sankyo and Scios. In return for access to the SignalTag(TM) library, GI will provide the Company with up to $20 million of payments based on the number of clones delivered by Genset to GI and the number of orders delivered by GI to DiscoverEase(R) partners. In addition, the Company and GI will share clinical milestone payments and royalties from therapeutics developed by the program's partners. The first SignalTag(TM) proteins were delivered to DiscoverEase(R) program partners in September 1998. Through GI's DiscoverEase(R) program, the Company expects to retain a significant share of the longer term market value that will be created from the therapeutic products discovered and developed using SignalTag(TM) novel secreted proteins.


OTHER INITIATIVES

AGRICULTURAL BIOTECHNOLOGY: THE CERES LICENSE AND SERVICES AGREEMENTS

         On December 28, 1997, the Company entered into a series of agreements with Ceres, Inc. ("Ceres"), a company specializing in the field of agricultural biotechnology. The collaboration consists of three parts: (i) the acquisition of an approximately 20% equity interest in Ceres by the Company; (ii) an agreement for sequencing and bioinformatics services to be provided by the Company for which Ceres will make quarterly payments and issue additional equity to the Company; and (iii) an exclusive license agreement providing Ceres access, on a royalty-free basis, to certain of the Company's technologies for applications in agricultural genetics. The service and license agreements were amended in the course of 1998 to expand the program. In addition, as a result of new financings by Ceres, the Company's percentage equity interest decreased from approximately 20% to 8.4%, as of December 31, 1998. The Company has been granted warrants and equity-based milestones which will, if exercised or achieved, significantly increase this equity interest in Ceres.


PATENTS AND PROPRIETARY RIGHTS

         The Company utilizes both patents and trade secret methods to protect its proprietary technology platform and its genomics-related inventions.

PATENTS

         The Company's commercial success depends, in part, on its ability to obtain effective patent protection in France, Europe, the United States and elsewhere for the products and processes resulting from its disease gene discovery, gene library and pharmacogenomics efforts, as well as for the proprietary technologies supporting these activities. The Company is actively and systematically applying for patents to protect the results of its programs in accordance with defined strategies and objectives for each of its business areas. The Company believes that its broad technology platform, and in particular its technologies relating to the high-throughput identification, genotyping and biostatistical analysis of SNP's, enables it to formulate more comprehensive patent applications, containing both sequence data and related pharmaceutically relevant information, and thereby to strengthen its competitive patent position.

THE LEGAL ENVIRONMENT

         There are an estimated 100,000 genes scattered throughout the human genome and the Company believes that virtually all such genes will be identified over the next several years. A growing number of groups are attempting to rapidly identify and patent gene fragments and full-length genes. Patent applicants seeking protection for gene fragments or full-length genes must provide sufficient information relating to the uses of such sequences to meet the utility or industrial applicability requirements in the jurisdictions in which the applications are pending. The strategies of these groups filing patent application on gene fragments or full length genes vary widely as to the extent of biological characterization and the nature of utilities they provide in their patent applications. Whereas the patentability of an identified gene fragment or full-length gene together with specific functional information is widely accepted in most jurisdictions in which the Company wishes to obtain patent protection, there remains substantial uncertainty regarding the value of patent applications covering gene fragments or full-length genes without known function.

         In France, Article L.611-17 of the Intellectual Property Code provides that the knowledge of partial or full-length sequences of genes is not in and of itself patentable. However, genes with known utility have been patented in France. This French law has no effect on the patentability of genes in other European countries. The European Directive on the Legal Protection of Biotechnological Inventions (98/44/EC) was adopted and entered into force on July 30, 1998. Member states are required to have implemented the Directive by July 30, 2000. As regards genomics, the new Directive essentially provides that "the sequence or partial sequence of a human gene may constitute patentable subject matter," provided it is "isolated from the human body, or otherwise produced by means of a technical process," and "[its] industrial application [is] disclosed in the patent application."

         In the United States, the Patent and Trademark Office (the "PTO") issued guidelines in July 1995 that address the requirements for demonstrating utility for biotechnology inventions. In accordance with these guidelines, patents have been granted in the United States on full-length gene sequences for which a utility is demonstrated. With respect to partial gene sequences, while the USPTO granted its first expressed sequence tags ("ESTs") patent on October 8, 1998, its position with respect to the patentability of ESTs is still uncertain.

         A 1997 decision by the U.S. Court of Appeals for the Federal Circuit interpreted strictly the written description requirement in relation to patent claims covering genes. This case reaffirmed the patentability of human genes, but suggested that claims encompassing full-length human genes may require disclosure of the complete gene sequence in the specification of the patent application. In the course of 1998, the USPTO has issued proposed guidelines for examination of patent applications under 35USC ss.112, paragraph 1. The interim guidelines are currently being commented and refined. Though there can be no assurance they will be adopted in their final version in the course of 1999, these guidelines when issued will enable a better understanding of the written description requirement, particularly including issues relating to the patentability of genes.

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

         In most main jurisdictions, patent offices have established restriction requirement policies under which they only consider a limited number of independent and distinct nucleotide sequences in a single application. For example, typically the EPO will examine one nucleotide sequence per application, while the USPTO will examine 10 distinct sequences per application. In cases where the initial applications include more sequences, divisional applications would be required to claim the additional nucleotide sequences. These requirements are likely to increase the time required and the cost to obtain patent protection for large numbers of sequences.

         In most jurisdictions, patent applications get published 18 months after he filing of the corresponding priority document. The European Patent Office (the "EPO") and the French patent authorities issue a "search report" approximately nine months after an application is filed which, based on a survey of existing patents, published patent applications and scientific publications, provides an initial indication of the probability that the patent will be granted. Based on such reports, the Company decides whether to continue prosecution of its patent application, whether to extend the application to foreign countries and whether to amend the application in such countries. In the United States, on the other hand, patent applications are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries by several months, the Company cannot be certain that it was the first creator of inventions covered by pending patent applications or the first to file patent applications on such inventions. However, the bill discussed above also provides for the publication of U.S. patent applications 18 months after filing. There can be no assurance, however, that the bill will be enacted.

THE COMPANY'S PATENT PORTFOLIO AND STRATEGY

         Generally, patents must first be filed in the country in which the product or process was developed. The Company is typically filing its applications in France or, as permitted under French regulations, in the United States. All of the Company's initial or "priority" applications have been extended within 12 months after the initial filing, either through the procedure prescribed by the Patent Cooperation Treaty ("PCT") or, independently from the PCT procedure, to selected countries. The Company currently decides on a case-by-case basis whether and in which countries to extend any particular application. The PCT procedure requires that, within eight or 18 months after the general PCT extension, the applicant selects those countries among the PCT signatories, which includes notably the 19 countries covered by the EPO as well as the United States, Canada, Australia, and Japan, in which it wishes to pursue its application. Whichever procedure it chooses to extend a particular patent application, the Company typically claims the priority date of its initial filing for all extensions. The Paris Convention provides that, if an applicant so chooses, the priority date of an extension will correspond to the date of the initial filing so long as the invention covered by the extension is the same as that covered by the initial filing.


         As of May 31, 1999, the Company had filed a total of 65 priority applications, including 23 in France, two directly before the EPO, and 40 in the United States, out of which 14 French patents, six EPO patents, four Australian patents, three U.S. patents and one Taiwan patent are in force or allowed.

         In its disease gene discovery and pharmacogenomics business areas, the Company's strategy is to file comprehensive patent applications that combine full-length gene sequences with genomic information of pharmaceutical relevance, including typically the corresponding proteins and a functional characterization and related polymorphic markers and functional mutations, together with disease or drug response association data, all to the extent that information is available at the time of filing. In the context of its research collaboration agreement with Synthelabo, the Company has filed one patent application related to chromosomal regions suspected to contain genes associated with prostate cancer and three patent applications related to genes associated with prostate cancer. In the context of its other partnered programs, the Company has filed three patent applications related to genes and related markers associated with specific clinical traits. In the context of its physiological genomics research program, the Company has four patent applications which cover genes and corresponding markers, including those encoding the LSR receptor and its variants, that are associated with phenotypic traits underlying obesity-related syndromes, as well as treatment methods addressing said syndromes. Two of these applications are co-owned by the Company and INSERM. The Company has also filed several other gene specific applications relating to cancer, drug metabolism, inflammatory diseases, and central nervous system disorders, one of which is a joint application, each covering a gene and/or markers, and related information of pharmaceutical relevance.

         In addition, the Company has filed two patent applications relating to the complete genome sequence of two related infectious microorganisms, one of which, CHLAMYDIA PNEUMONIAE, has recently been identified as being potentially associated with the occurrence of cardiovascular diseases, especially atherosclerosis. Both patent applications claim therapeutic, diagnostic and vaccine applications. Both applications underwent PCT extension in the context of the Company's collaboration with Wyeth-Lederle Vaccines.

         In its gene library program, the Company's strategy is to seek patent protection for partial and full-length gene sequences, especially those for which it has identified a particular potential therapeutic value. As of April 30, 1999, the Company has filed patent applications covering over 35,000 5 prime ends of genes from over 25 different human tissues, and over 2,500 sequences corresponding to the 5 prime ends of genes encoding secreted proteins. Despite the coming into force of the European Directive on the legal Protection of Biotechnological Inventions, patentability of ESTs in Europe remains highly uncertain. Likewise, the patentability of ESTs in the United States is currently uncertain. In the context of its collaboration with Genetics Institute, the Company has filed patent applications covering a large number of full-length cDNA sequences corresponding to its SignalTag(TM) 5 prime ESTs. It is the Company's intention to file patent applications covering all such full-length cDNA sequences. Despite the therapeutic potential of secreted proteins, the Company cannot predict the claim coverage, if any, that will be granted in these patents.

         There are currently a large number of both public and private third parties generating genomics information. As the quantity of such information that is either patented or published increases, so too does the risk that the Company will not be able to obtain patent protection for its sequences or that it will have to undertake interference or opposition procedures, negotiate licenses, or enter into agreements with third parties with respect to partially overlapping information.

         In addition to protecting the results of its disease gene discovery, pharmacogenomics and gene library programs, the Company seeks patent protection for selected proprietary technologies that support these programs in certain cases where trade secret methods do not offer optimal protection. In its gene library business area, the Company's patent relating to its 5 prime sequence identification technique was granted in France and is pending in other jurisdictions including Europe, the USA and Japan. The company was recently granted a European patent relating to the solid phase amplification of nucleic acids. The Company has also filed several patent applications covering its key genomics technologies, including high-throughput cloning, sequencing, mapping and genotyping, experimental and computerized statistical methods to generate and use its high-resolution biallelic marker map, as well as a large number of biallelic markers. There has been significant controversy regarding whether biallelic markers, and more generally SNPs, meet the utility requirements for patentability. The position of patent offices on this question is uncertain, and there can be no assurance that patent applications filed by the Company that cover such markers will be granted.

         Furthermore, because of restriction requirements issued in most patent jurisdictions regarding patent applications covering large numbers of nucleic acid sequences, there can be no assurance that an appropriate protection will be granted to inventions whose key embodiment encompasses numerous independent sequences. The number of sequences filed in related patent applications being very high, it is also difficult to estimate the time required for patent prosecution and issuance.

         In the field of synthetic DNA production, the Company has been granted two EPO patents and one U.S. patent and has international extension applications pending in countries outside Europe, that cover its synthesizer and reactor designs and related processes for the preparation of oligonucleotides. In this field, the Company has developed and continues to develop proprietary processing software, synthesizer designs and improvements, and purification and quality control techniques, which it has chosen to protect using trade secret methods.

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

PROPRIETARY RIGHTS

         With respect to proprietary know-how that is not patentable or to potentially patentable processes for which patents are difficult to enforce, the Company has chosen to rely on trade secret methods, notably confidentiality agreements, to protect its interests. See " -- Employees."

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

         The Company's NetGeneTM and SignalTagTM databases contain sequence and related data which is not or has not yet been protected by patents. The Company has instituted information security measures to protect these databases. In the case of a strategic partnership or other collaborative arrangement which requires the sharing of data, the Company's policy is to make available to its partner only such data as is relevant to the partnership or arrangement, under controlled circumstances and only during the term of the strategic partnership or other collaborative arrangement. There can be no assurance, however, that such measures will adequately protect the Company's sequence data.


GOVERNMENT REGULATION

         Regulation by governmental authorities in France, the European Union, the United States and other countries is a significant factor affecting the collection and use of the DNA samples necessary for the Company's research, the development and commercialization by the Company's strategic partners of pharmaceutical products based on the Company's research, and the safety and quality procedures governing the Company's research and manufacturing activities.

         Although the Company does not conduct clinical research programs, its research requires DNA samples that are obtained through such programs. These are typically conducted by research organizations and clinicians with whom the Company has a collaboration agreement relating to a specific disease. In addition, the Company intends to increasingly obtain DNA samples from the strategic partners for which it is doing research; this will notably be the case for pharmacogenomics programs. Clinical research programs are subject to the regulations of the country where they are performed, and generally require, among other things, that the research protocol pursuant to which the samples will be collected be approved by an ethical and scientific committee, that each donor consent to the use that is to be made of the sample and that the samples and related clinical data be communicated in an anonymous fashion so as to protect the identity of their donor. The ability of the Company to obtain DNA samples and related clinical data therefore depends on the ability of its collaborators and strategic partners to obtain and maintain required authorizations.

         In addition, the Company is directly subject to certain regulations, both as the promoter or sponsor of several clinical research programs in France and in respect of its genomics research programs themselves. For example, a French law enacted in 1996 governing genetic research will require the Company to declare any research it performs using a collection of DNA samples and empowers the administration to suspend any such research which does not respect criteria concerning the appropriate use and safety of the collection and the confidentiality of resulting data. The government decree specifying the applicable criteria and the declaration procedure has not yet been promulgated. The increasing public scrutiny of biotechnology research generally, and genomics research in particular, is leading to additional regulation of both the collection and the use of DNA samples. There can be no assurance that such regulation will not limit either the ability of the Company or its collaborators or strategic partners to obtain appropriate DNA samples and related clinical data or the use which the Company can make of them in a manner which would have a material adverse impact on the Company's research.

         The ultimate success of the Company's commercial strategy depends on the successful development and marketing of products based on the genomic information provided by the Company. The ability of the Company's strategic partners to successfully manufacture and market such human therapeutic, vaccine or diagnostic products will be subject to strict regulatory controls on the clinical testing, manufacture, labeling, supply and marketing of these products. Of particular importance is the requirement in most countries to obtain and maintain regulatory approval for a product from the relevant regulatory authority to enable it to be marketed in that country. The process of obtaining these approvals and the subsequent compliance with appropriate statutes and regulations are time consuming and require the expenditure of substantial resources.

         The submission of an application to a regulatory authority does not guarantee that an approval to market the product will be granted by that authority. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before granting, an approval even though the relevant product has been approved by another authority. Even if regulatory approvals are obtained, the marketing and manufacturing of therapeutic, vaccine and diagnostic products are subject to continuing regulatory review, and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. Any delay in obtaining, or the failure to obtain, such approval would adversely affect the Company's ability to generate product royalty revenues.

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

         The Company's research and manufacturing activities involve the generation, use and disposal of hazardous materials and wastes, including various chemicals and radioactive compounds. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by French, European Union and United States federal and state regulations, the risk of environmental contamination or injury from these materials cannot be eliminated. In addition, the Company cannot predict whether new regulatory restrictions on the production, handling and marketing of biotechnology products will be imposed by French, E.U., U.S. or other governments.


MANUFACTURING AND MARKETING

PRODUCTION OF SYNTHETIC DNA

         On the basis of its capacity, the Company believes it is the world's largest manufacturer of short strands of synthetic DNA, or oligonucleotides, with capabilities to synthesize, label and purify thousands of oligonucleotides per day. The Company believes that it is a highly efficient producer due to its proprietary and patented Ultrafast Parallel Synthesizer, as well as highly automated production processes that incorporate comprehensive bioinformatics from order processing through product delivery. By utilizing quality raw materials and regular preventive maintenance, the Company has a low rate of resynthesis. Very little inventory is maintained as synthetic DNA is made to order, with a typical turnaround time of two days. The Company has introduced an electronic mail ordering system, which enables customers to input their orders directly into the oligonucleotide synthesizers of the Company's production units, thus reducing the risk of errors and accelerating turnaround time. Using Internet capabilities the Company has also introduced a sophisticated tracking system allowing its customers to receive information on line about the status of the processing of their orders.

         Genset's Ultrafast Parallel Synthesizer is capable of synthesizing 24 oligonucleotides in parallel in 40 minutes. This unique proprietary instrument has significantly reduced nucleotide coupling time, the key step in production, and consumption of phosphoramidites, the primary raw material, compared to the most advanced instruments currently available commercially, and has substantially reduced the Company's manufacturing costs. The Ultrafast Parallel Synthesizer, produced in the Company's Evry facility, is installed in its Paris, La Jolla, Kyoto and Singapore production lines. The Company has been granted two patents relating to its synthesizer and reactor designs together with related processes for nucleic acid synthesis. See " -- Patents and Proprietary Rights."

         During 1997, the Company established a separate Oligonucleotides Division, Genset Oligos, for its synthetic DNA business, which is responsible for the manufacturing and marketing of synthetic DNA to customers worldwide and for the production of synthetic DNA used in the Company's genomics research programs. In addition, this division has operating responsibility for all manufacturing and selling activities performed at its locations in France, the United States and Asia.

         Genset Oligos has a current monthly capacity nearing 100,000 oligonucleotides and an aggregate of 110 employees in Paris, La Jolla, Kyoto and Singapore dedicated to the production and quality control of synthetic DNA. Genset Corporation in La Jolla, California is responsible for production for the U.S. market, except for certain complex or very large orders. Producing more than 5,000 DNA fragments per day, the Company's Paris production facility supplies all orders from customers in Europe and also provides nearly all of the synthetic DNA used by the Company at its Genomics Research Center. Genset Singapore Biotechnology Pte. Ltd. is responsible for production for Asia-Pacific markets outside Japan. Genset KK in Kyoto is responsible for production for the Japan market.

COMMERCIALIZATION OF SYNTHETIC DNA

         The following table sets out the Company's approximate percentage sales of synthetic DNA by geographic region in each of 1996, 1997, and 1998.


                               1996             1997             1998

France                          41%              35%               30%
Europe (outside France)         21%              25%               24%
United States                   29%              33%               32%
Asia                             6%               7%                6%
Rest of the World                3%               0%                8%


PRINCIPAL SYNTHETIC DNA CUSTOMERS

         Genset Oligos has approximately 4,000 customer accounts in more than 50 countries for its synthetic DNA. Many of the large laboratories involved in the international effort to map and sequence the human genome are customers, including French institutions such as the CENTRE NATIONAL POUR LA RECHERCHE SCIENTIFIQUE (The French

National Scientific Research Center), the Curie Institute, Genethon, the INSTITUT NATIONAL POUR LA RECHERCHE AGRONOMIQUE (The French National Institute for Agricultural Research), INSERM, and the Pasteur Institute; American institutions such as Lawrence Livermore Laboratory, the U.S. NIH, Columbia University, Harvard Medical School, the Salk Institute, the University of California, Berkeley, the University of California, San Diego, and Washington University School of Medicine; the English Sanger Centre; and Japanese institutions such as the University of Keio and the STAFF Institute. In addition, many of the Company's customers are private as well as public biotechnology and pharmaceutical companies. The Company's single largest customer account represented approximately 6%, 8% and 12% in 1998, 1997 and 1996, respectively, of the Company's consolidated net sales; however, in each year, the largest customer was a different institution.

SUPPLIERS

         The Company currently relies on Applied Biosystems, a division of Perkin Elmer, and Molecular Dynamics, a division of Amersham, to provide all of its DNA sequencing machines, and on a limited number of suppliers to provide reagents for DNA sequencing. While other DNA sequencing machines are available, the Company does not believe that such other machines are as efficient as the machines currently used by the Company. Nonetheless, the Company believes that other new machines as efficient or possibly more efficient than the machines currently used by the Company could become available in the coming months. The Company will consider such new machines for its future capacity extensions.

         The Company believes that there are adequate alternative suppliers of all reagents required for its sequencing and FPS programs. In the case of a few selected reagents, however, alternative suppliers are either significantly more expensive or their products would permit less efficient sequencing or scanning. For each of these reagents, the Company has agreements guaranteeing the supply of a certain quantity at a certain price over periods of one year. There can be no assurance that the Company will be able to renew such agreements on commercially acceptable terms. The Company orders other reagents by submitting purchase orders at the time of purchase. The Company continually seeks to develop additional sources of reagents, including through internal production, and experiments with potential new reagents. No assurance can be given, however, that reagents will remain available in commercial quantities at costs that are not economically prohibitive. Should the Company be unable to obtain an adequate supply of reagents or other ingredients at commercially reasonable rates, its ability to continue to identify genes through gene sequencing and functional polymorphism scanning in accordance with its current business plan may be adversely affected.


COMPETITION

GENOMICS RESEARCH

         A number of entities are attempting to rapidly identify and patent genes responsible for causing diseases or an increased susceptibility to diseases. Competition in this field is intense and expected to increase. The Company faces competition from pharmaceutical and biotechnology companies, including several companies in the United States, which have also undertaken large-scale gene sequencing programs. There have been recent developments in both corporations and publicly funded research institutions to generate SNP markers and develop SNP maps. These efforts validate the Company's approach and leadership position in SNP mapping and present new competitive challenges. In addition, significant research to identify genes is being conducted by universities, other non-profit research institutions and French, U.S. and other government-sponsored entities.

         The Company is aware that certain entities are pursuing a gene identification and characterization and product development strategy based upon positional cloning approaches and, in certain cases, other approaches including: random sequencing to identify genes, gene fragments or polymorphisms without regard to their role in the disease process; proteomics, which focuses on the study of proteins; and two-hybrid systems, which focus on the interactions between proteins. The Company believes, however, that its comprehensive approach using association studies will enable it to identify genes related to a given common disease or drug response more quickly than its competitors. In particular, the Company believes that among the various elements of its comprehensive approach, each of its high-resolution mapping, BAC library, sequencing using advanced process control and sequence verification software, 5 prime sequence identification, gene expression pattern screening, NetGene(TM) and SignalTag(TM) databases and BioIntelligence analysis software, genotyping, and FPS technologies involves proprietary know-how, technology or data and provides it with a competitive advantage. See " -- The Company's Technological Strategy" and " -- The Company's Technology ." In addition, the Company believes that its low-cost access to the synthetic DNA necessary for genomic sequencing, genotyping and high-resolution mapping is a competitive advantage.

         There can be no assurance, however, that other companies have not or will not develop approaches to identify disease-related and drug response genes more rapidly than the Company. In addition, there can be no assurance that any of the Company's competitors using current technology will not discover and establish a competitive advantage in connection with one or more of the diseases which the Company has identified as a target or with its pharmacogenomics programs. In particular, the Company is aware of other programs to identify genes associated with prostate cancer, of several corporate and academic genomic research programs targeting schizophrenia, of a few competitors which have entered into strategic partnerships with pharmaceutical companies targeting osteoporosis, and of several competitors which have indicated their intention to perform pharmacogenomics studies. Some of the Company's competitors have already reported gene discoveries related to other diseases, including the discovery of genes implicated in human breast cancer, Alzheimer's disease, asthma, diabetes, coronary artery disease, osteoporosis and obesity in mice and humans. Other entities may have identified and characterized other disease genes, which discoveries have not yet been publicly reported.

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

         Many of the Company's competitors have substantially greater research and product development capabilities and financial, scientific, marketing and human resources than the Company. These competitors may succeed in identifying genes or developing drugs earlier than the Company or its strategic partners, obtaining authorization from pharmaceutical product regulatory agencies for such products more rapidly than the Company or its strategic partners, or developing products that are more effective than those proposed to be developed by the Company or its strategic partners. Any potential products based on genes identified by the Company will face competition both from companies developing gene-based products and from companies developing other forms of treatment for particular diseases targeted by the Company. Certain competitors of the Company or its strategic partners may be further advanced than the Company in identifying genes and developing potential products that may compete with potential products of the Company or its strategic partners. There can be no assurance that research and development by others will not render the products which the Company or its strategic partners may seek to develop obsolete or uneconomical or result in treatments or cures superior to any other therapy developed by the Company or its strategic partners, or that any therapy developed by the Company or its strategic partners will be preferred to any existing or newly developed technologies.

SYNTHETIC DNA

         On the basis of its capacity, the Company believes it is the world's largest manufacturer of synthetic DNA. The Company competes in this industry on the basis of its technical capabilities, its customer service and the worldwide implantation of its production facility. The relative importance of various competitive factors depends on the market segment being served. Large-scale genomics research projects require large numbers of different oligonucleotides. The Company believes that the highly automated organization of its production facilities, proprietary Ultrafast Parallel Synthesizer and automated patented nucleic acid synthesis processes enable it to produce greater numbers of oligonucleotides more quickly, accurately and economically than most if not all of its competitors. See " -- Manufacturing and Marketing -- Production of Synthetic DNA."

         Other market segments, including academic research and some biology and clinical chemistry laboratories, typically require smaller quantities and numbers of oligonucleotides that can be provided by a much greater range of producers. Most of these producers are considerably smaller, have lower fixed costs than the Company and serve a local or regional market. The Company believes its ability to compete in these markets depends, in part, upon its ability to deliver a wide range of synthetic oligonucleotides at competitive prices and as flexible and rapid a service as smaller, local producers. Genset Oligos' electronic mail ordering system enables customers to input their orders directly into the Company's oligonucleotide synthesizers, thus reducing the risk of errors and accelerating turnaround time. Alternatively, orders can be placed through dedicated server on the World Wide Web, which also serves to enhance the Company's global exposure and customer service. In addition, the Company believes its recognized research, chemical and analytical chemical expertise provides it with a unique competitive advantage with respect to customers requiring complex and specially processed oligonucleotides as well as extremely high quality standards.

EMPLOYEES

         As of May 31, 1999, the Company had 517 full-time employees, including 442 in France, (Paris and Evry) 62 in La Jolla, California, six in Singapore and seven in Kyoto. This total includes 362 dedicated research and development personnel; 68 of the Company's employees have Ph.D.s and 11 (including nine of the employees with Ph.D.s) have M.D.s. The Company believes that employing its principal scientists on a full-time basis rather than on a temporary consulting basis has resulted and will continue to result in improved cooperation among its researchers and in more rapid technological development.

         The Company anticipates hiring approximately 70 employees by the end of 1999 to reach a level of approximately 570 employees. While the Company has been able to attract and retain skilled and experienced scientific personnel, there can be no assurance that the Company will continue to be able to attract and retain such personnel.

         In order to protect its proprietary know-how and data, the Company has required all of its employees, other than its three DIRECTEURS GENERAUX, and each of its strategic partners and collaborators to enter into confidentiality agreements. In addition, Genset has required all of its research and development and marketing employees, other than its three DIRECTEURS GENERAUX and its employees in the United States, to enter into non-compete agreements with terms of eighteen months to three years after termination of employment with the Company. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's proprietary know-how or technology or adequate remedies in case of breach. See " -- Patents and Proprietary Rights -- Proprietary Rights."

         Employment contracts are in place for all personnel other than the three DIRECTEURS GENERAUX. Under French law, DIRECTEURS GENERAUX have a special status as senior executives, which precludes them from having employment contracts. The employment contracts with all of the Company's French employees are subject to the provisions of the CONVENTION COLLECTIVE DES INDUSTRIES CHIMIQUES (Collective Agreement for the Chemical Industries). The French union CGT is represented at the Company since November 1998. The Company believes the establishment of union representation to be normal in the ordinary course of business for a French company with over 400 employees. As required by French law, the Company's management holds periodic meetings with representatives of employees. See "Directors and Officers of the Registrant." Management considers its relations with its employees to be good.

                         ITEM 2: DESCRIPTION OF PROPERTY

         Genset's corporate headquarters are in Paris at 24, rue Royale, 75008 Paris, a central downtown location. At this location, the Company leases 1247 square meters (approximately 13,400 square feet) of office space used principally for executive offices, and patent and bioinformatics activities. There are two leases with terms of nine years; one began on February 3, 1997, and the second began on October 15, 1998. In addition, Genset leases 1839 square meters (approximately 19,800 square feet) of laboratory, production and office space in a complex located at 1, rue Robert & Sonia Delaunay, 75011 Paris. This location is occupied principally by Genset Oligos and the Company's accounting activities. The term of the lease for this location is nine years from January 31, 1991.

         The Company's Genomics Research Center is housed in a modern complex located in Evry, outside of Paris. The Genomics Research Center contains the Company's integrated sequencing, mapping, gene libraries, genotyping, functional polymorphism scanning, clinical collections and bioinformatics activities, as well as industrial office space and engineering support. It currently occupies approximately 8,500 square meters (approximately 91,500 square feet), out of the total surface area of approximately 12,000 square meters (129,000 square feet) covered by the lease, which expires on March 31, 2005.

         The Company's U.S. subsidiary leases two facilities in La Jolla, California. Genset Corporation's production facility and synthetic DNA sales office are located at 505 Coast Boulevard South, Suite 200, La Jolla, California 92037, where it occupies 17,222 square feet under a lease which expires on January 31, 2003. This location also contains research facilities for Genset's pharmacogenomics and physiological genomics programs. Administrative offices are located at 875 Prospect Street, Suite 206, La Jolla, California 92037, where the Company occupies approximately 7,000 square feet of office space pursuant to a lease that expires on August 31, 2003.

         The Company's Japanese subsidiary, Genset K.K., is located in the Kyoto Research Park, where it leases 183 square meters (approximately 2000 square feet) of office space for its production and sales activities for its expanding Japanese business. The lease expires on December 31, 2001.

         Genset Singapore Biotechnology Pte Ltd leases a production facility of 115 square meters (approximately 1,240 square feet) in a modern building in the Science Park II of the National University of Singapore. The lease is for two years from February 16, 1998, with an option to extend for a further twelve months.


                            ITEM 3: LEGAL PROCEEDINGS

          The Company is not a party to any material legal proceedings.


                          ITEM 4: CONTROL OF REGISTRANT

                             PRINCIPAL SHAREHOLDERS

         At December 31, 1998, there were 7,419,706 Ordinary Shares outstanding of which 2,743,046 were represented by 8,229,138 ADSs. At May 31, 1999, there were 7,445,206 Ordinary Shares issued and outstanding of which 2,593,509 were represented by 7,780,527 ADSs. The fully diluted number of Ordinary Shares at such date, assuming the exercise of all authorized options and warrants (whether or not allocated by the Board of Directors), was 9,199,487.

         The following table sets forth certain information regarding all owners of greater than 5% of the Company's Ordinary Shares as of May 31, 1999. (based on the most recent information available to the Company):


                                                                     NUMBER OF          PERCENT
                                                                  ORDINARY SHARES          OF
SHAREHOLDER                                                          OWNED(1)           CLASS(2)
-----------                                                          --------           --------

Fidelity Investment Services Limited(3)                               804,134            10.80%
OppenheimerFunds, Inc.(4)                                             539,533             7.25%
Financiere & Immobiliere Marcel Dassault ("FIMD")(5)                  420,466             5.65%
Deutsche Bank(6)                                                      400,000             5.37%
                                                                    ---------            ------
         Total                                                      2,164,133            29.07%
                                                                    ---------            ------
                                                                    ---------            ------


----------

(1)  Including both Ordinary Shares and ADSs.

(2) Calculated based on the total number of Ordinary Shares outstanding at May 31, 1999.
(3) Held by investment management subsidiaries of Fidelity Investment Services Limited on behalf of discretionary fund managed clients. The number of Ordinary Shares owned is based on information available as of April 12, 1999.
(4) Held by registered investment companies advised or subadvised by OppenheimerFunds, Inc. The number of Ordinary Shares owned is based on information available as of May 31, 1999.
(5) The number of Ordinary Shares owned is provided as of May 19, 1999. FIMD is a director of the Company, represented on the Board of Directors by Benoit Habert. See "Directors and Officers of the Registrant -- Board of Directors." FIMD holds outstanding warrants to purchase 3,800 Ordinary Shares.
(6) Held by investment management subsidiaries of Deutsche Bank AG, Morgan Grenfell Asset Management Limited, and Morgan Grenfell Investment Management Limited on behalf of discretionary fund managed clients. The number of Ordinary Shares owned is based on information available as of April 12, 1999.

         As of May 31, 1999, the total number of Ordinary Shares owned by directors of the Company as a group (seven persons) and by executive officers and senior management (excluding directors) of the Company as a group (20 persons) was 715,888 and 125,423, respectively, or approximately 7.8% and 1.4%, respectively, of Genset's outstanding Ordinary Shares. If such directors and executive officers and senior management exercised all their outstanding options and warrants to purchase Ordinary Shares (including options that have not yet vested), they would own as a group 19.4% of Genset's fully diluted share capital, of which 429,166 Ordinary Shares or 4.7% of the share capital would be held by FIMD, 687,300 Ordinary Shares or 7.5% would be held by the three directors that are executive officers of the Company, 38,522 Ordinary Shares or 0.4% of the share capital would be held by the other directors, and 627,023 Ordinary Shares or 6.8% of the share capital would be held by executive officers and senior management (excluding directors) as a group (20 persons). See "Options to Purchase Securities from Registrant or Subsidiaries."


                        ITEM 5: NATURE OF TRADING MARKET

                               MARKET INFORMATION

         Prior to the June 1996 initial public offering, there was no public market for the Ordinary Shares or the American Depositary Shares ("ADSs"). In the United States, the Ordinary Shares trade in the form of ADSs, each ADS representing one-third of one Share. The ADSs are listed on the NASDAQ National Market (the "NASDAQ"), the principal trading market for the Ordinary Shares, under the symbol "GENXY." American Depositary Receipts evidencing the ADSs are issuable by The Bank of New York, as Depositary. The Ordinary Shares are also listed on the NOUVEAU MARCHE of the BOURSE DE PARIS (the "NOUVEAU MARCHE").

THE PARIS BOURSE


         Securities listed on the BOURSE DE PARIS (the "Paris Bourse" or Paris Stock Exchange) are traded in one of four regulated markets. The securities of most large public companies are listed on the PREMIER Marche, with the SECOND MARCHE available for small and medium-sized companies. Trading on the NOUVEAU MARCHE was introduced in March 1996 to allow companies seeking development capital to access the stock market. A new regulated market was created in May 1998, the MARCHE DES EDR (European Depositary Receipts or EDR market) which has been in operation with effect from the beginning of 1999, with the introduction of the euro. Securities of certain other companies have also been traded on a non-regulated over-the-counter market, the MARCHE LIBRE OTC which is operated by the SBF-BOURSE DE PARIS.


THE NOUVEAU MARCHE

         The NOUVEAU MARCHE is a regulated market, managed and operated by the SOCIETE DU NOUVEAU MARCHE ("SNM") which is responsible for membership and listing, organizing admissions and defining clearing and settlement regulations. The SNM is a subsidiary of the SBF-BOURSE DE PARIS, the organization that manages and operates the Paris Bourse. The NOUVEAU MARCHE, however, is neither a new section of an existing market, nor a stepping stone to the Paris Bourse's SECOND MARCHE.

         The NOUVEAU MARCHE has a limited operating history. As of December 31, 1998, only 81 companies were listed on the NOUVEAU MARCHE, which was established in February 1996. There can be no assurance that the NOUVEAU MARCHE will develop into a stable and liquid market for securities or that price fluctuations of the Ordinary Shares on the NOUVEAU MARCHE will not have a negative impact on the market price of the ADSs on NASDAQ.

         The NOUVEAU MARCHE is an electronic market, which combines a central orderbook with market making to ensure greater liquidity. Member firms of the NOUVEAU MARCHE may act in one or more capacities: Listing Advisers/Market-Makers (INTRODUCTEURS/TENEURS DE MARCHE, or ITMs) or broker-dealers (NEGOCIATEURS-COURTIERS). ITMs operate in a dual capacity as listing advisors and as market makers for the Ordinary Shares assigned to them. An ITM must be open for business as of 8:30 a.m. and close no earlier than 5:00 p.m.

         Admission to the NOUVEAU MARCHE is subject to certain capital adequacy and liquidity requirements determined by the SNM. In addition, companies applying for listing on the NOUVEAU MARCHE are required to publish comprehensive information regularly and to keep the public informed of all events likely to affect the market price of their securities.

         Since September 14, 1998, the SNM has introduced continuous trading for the most actively shares on the NOUVEAU MARCHE. For shares which are not traded continuously, retail orders on the NOUVEAU MARCHE are matched by the central system at two daily fixings, at 10:30 a.m. and 4:30 p.m. Between such fixings, ITMs display bid/ask spreads for a minimum number of each of the securities for which they act as market-makers, and trades with the ITM are executed from time to time throughout the day. The shares of the Company are traded continuously. Trading in the securities listed on the NOUVEAU MARCHE may be suspended by the SNM if quoted prices exceed certain price limits defined by the regulations of the SNM. In particular, unless market conditions otherwise require, the SNM may suspend trading of a security, for up to 30 minutes, if the SNM believes that the offers and demands for such security would cause the next quoted price of a security to vary by more than 10% from the quoted price resulting from the last fixing or the last trading price for the shares which are traded on a continuous basis. In the latter case, further suspensions for up to 30 minutes are also possible if the price varies again by more than 5%. The SNM may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security.

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


TRADING ACTIVITY

         The table below sets forth, for the periods indicated, the reported high and low sales prices in U.S. dollars for the ADSs on the NASDAQ and the reported high and low sales prices in euro for the Ordinary Shares on the NOUVEAU MARCHE and the average daily volume of shares traded on each exchange.

         On December 31, 1998, France and ten other countries of the fifteen countries of the European Union established fixed conversion rates between their existing sovereign currencies and the euro. Following the introduction of the euro, on January 1, 1999, all capital markets of these eleven countries converted to euros and all companies listed on these markets have been officially quoted in euros since January 4, 1999. Solely for the convenience of the reader, 1996, 1997 and 1998 prices on the NOUVEAU MARCHE have been restated from French francs into euros using the official exchange rate fixed on December 31, 1999 (euro 1 = FF 6.55957 or FF 1 = euro 0.152449).


                                                  NASDAQ                                 NOUVEAU MARCHE
                                               PRICE PER ADS                            PRICE PER SHARE
                                         ----------- ------------               --------------- --------------
                                                                   AVG. DAILY                                   AVG. DAILY
CALENDAR PERIOD                             HIGH         LOW       VOLUME(1)         HIGH            LOW        VOLUME(2)
---------------                             ----         ---       ------            ----            ---        ------

1996
  Second quarter.....................     $ 21.50      $ 18.13       291,103      euro 53.36     euro 43.75        20,221
  Third quarter......................     $ 19.25      $ 15.25        29,375      euro 44.97     euro 35.83         4,161
  Fourth quarter.....................     $ 18.38      $ 15.25         8,422      euro 44.06     euro 36.28         2,094
1997
  First quarter......................     $ 17.25      $ 13.25        17,331      euro 44.82     euro 35.06         6,001
  Second quarter.....................     $ 20.87      $ 15.87        16,038      euro 54.73     euro 38.87         6,027
  Third quarter......................     $ 25.00      $ 18.00        43,448      euro 71.96     euro 49.55         9,254
  Fourth quarter.....................     $ 23.43      $ 17.75        36,210      euro 63.11     euro 46.19         5,233
1998
  First quarter......................     $ 29.00      $ 19.62        29,998      euro 81.71     euro 55.34         8,718
  Second quarter.....................     $ 38.00      $ 28.25        34,771      euro 103.67    euro 80.04        10,785
  Third quarter......................     $ 32.50      $ 17.63        28,886      euro 86.96     euro 50.61         8,149
  Fourth quarter.....................     $ 31.13      $ 22.63        23,970      euro 83.08     euro 55.64         9,615
1999
  First quarter .....................     $ 29.00      $ 14.25        53,024      euro 74.45     euro 36.90        11,576
  Second quarter (through May 31)....     $ 17.88      $ 14.18        23,535      euro 50.15     euro 42.00        10,387

----------

(1) Average of the daily number of ADSs traded on the NASDAQ, each ADS representing one-third of one Ordinary Share. The purchase and sale of the same ADS is counted as one transaction.

(2)  Average of the daily number of Ordinary Shares traded on the NOUVEAU
     MARCHE.


         At December 31, 1998, there were 7,419,706 Ordinary Shares outstanding of which 2,743,046 were represented by 8,229,138 ADSs. At May 31, 1999, there were 7,445,206 Ordinary Shares issued and outstanding of which 2,593,509 were represented by 7,780,527 ADSs.


TRADING BY THE COMPANY IN ITS SECURITIES

         Under French law amended by a law dated July 2, 1998, a company may not subscribe for newly-issued shares in its own capital, but it may, either directly or through an intermediary acting on its behalf, acquire its own shares
(a) to reduce its share capital by canceling such acquired shares, with approval of the shareholders at an extraordinary meeting, (b) to provide shares for distribution to employees under a profit-sharing plan or stock option plan, and
(c) if the company shares are listed on a regulated market (i.e. on the PREMIER MARCHE, the SECOND MARCHE or the NOUVEAU MARCHE), subject to the filing of a NOTE D'INFORMATION that has received a VISA of the COB and after obtaining approval from the shareholders at an ordinary meeting, acquire up to 10 % of its share capital. In the latter case, the company may decide (i) to keep these shares, (ii) to sell or transfer them (including to employees under a non-profit or stock option plan) or (iii) with the approval of the shareholders at an extraordinary shareholders' meeting, to cancel them up to a limit of 10% of the outstanding capital over a 24 month-period. French law also requires the Company to notify such purchases to the COB, prior to engaging in such transactions as well as to report on any purchase and sale thereafter. In addition, pursuant to Regulation n(degree) 90-04 (as modified) of the COB, all purchases by the Company of its own shares are subject to certain limitations, including as to timing, price and quantity, so as not to disrupt the normal trading of the shares. Furthermore, the Company has to inform the CONSEIL DES MARCHES FINANCIERS (the "CMF") the self-regulatory organization that has general authority over French stock exchange, on a monthly basis of any purchase, sale, transfer or cancellation of its own shares. The CMF will then make this information public.

         In addition, under French law an issuer may not directly or through a person acting on its own behalf, own more than 10% of its outstanding share capital except in certain limited circumstances. If a company acquires its own shares, they must be held in registered form and fully paid up at the time of their acquisition by the Company. Such shares are deemed outstanding under French law but, as long as held by the Company, they are not entitled to dividends, voting rights or preferential rights.

         On May 9, 1999, the Company received shareholder approval to purchase up to a maximum of 10% of the outstanding Ordinary Shares of the Company. This approval is subject to the conditions that the share purchase price must not exceed euro 80, that the share selling price must not be lower euro 40, and that the total funds spent by the Company on purchasing its own shares must not exceed euro 5,000,000. Such authorization will expire on the date of the annual ordinary meting of shareholders that will approve the accounts for the year ended December 31, 1999.


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

REQUIREMENTS FOR HOLDINGS EXCEEDING CERTAIN PERCENTAGES

         French law provides that any individual or entity (including a holder of ADSs), acting alone or in concert with others, that acquires, directly or indirectly, more than 5%, 10%, 20%, 331/3%, 50% or 662/3% of the outstanding voting shares or the rights thereof of a listed company, or that increases or decreases its shareholding or voting rights thereof by any such percentage, must notify such company within fifteen calendar days of the date such threshold has been crossed, of the number of shares it holds and the voting rights attached thereto. Such individual or entity must also notify the CMF, within five trading days of the date such threshold has been crossed. In addition, any shareholder who fails to comply with the above requirements may have all or part of its voting rights suspended for up to five years by the commercial court at the request of the company's chairman, any shareholder or the COB.

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


                                ITEM 7: TAXATION

                                 FRENCH TAXATION

         The following is a general summary of the material French tax consequences of owning and disposing of Ordinary Shares for a holder who is not a French tax resident and does not hold the Ordinary Shares in connection with a business conducted in France. The statements relating to French tax laws set out below are based on the laws in force as of the date hereof, and are subject to any changes in applicable French tax laws or in any applicable double taxation conventions or treaties with France occurring after such date.

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

         If a transfer of Ordinary Shares is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and therefore to a 1% registration duty assessed on the higher of the purchase price and the market value of the Ordinary Shares (subject to a maximum assessment of FF 20,000 per transfer), provided that, under certain circumstances, no duty is due if such written share transfer agreement is executed outside France.

TAXATION OF DIVIDENDS

         In France, dividends are paid out of after-tax income. French residents are entitled to a tax credit, known as the AVOIR FISCAL. Since January 1, 1999, the rate of the AVOIR FISCAL depends on its user, and is generally equal to 45% of the dividends paid, unless such AVOIR FISCAL is being used by and individual or some specific entities, in which case it is equal to 50% of the dividend paid. Dividends paid to non-residents are normally subject to a 25% French withholding tax and, under French domestic law, non-residents are not eligible for the benefit of the AVOIR FISCAL. Under most tax treaties entered into between France and other countries, such withholding tax may, subject to certain conditions, be reduced and give rise in such other country to a tax credit of the amount of the tax withheld or, in the case of certain tax treaties, be eliminated.

         Furthermore, the following countries and TERRITOIRES D'OUTRE-MER and other territories have entered into treaties with France whereby tax residents of such countries and territories may, under certain circumstances, obtain from the French tax authorities a reduction (generally to a rate of 15%) of all or part of such withholding tax and a refund of the AVOIR FISCAL (net of applicable withholding tax), or in the case of German tax residents, a tax credit in an amount equal to the aggregate of the amount of the applicable AVOIR FISCAL and the amount of the applicable withholding tax.


        Australia         Canada        Israel           Malta            Pakistan        Togo
        Austria           Finland       Italy            Mauritius        Senegal         Turkey
        Belgium           Gabon         Ivory Coast      Mexico           Singapore       United Kingdom
        Bolivia           Germany       Japan            Netherlands      South Korea     United States of America
        Brazil            Ghana         Luxembourg       New Zealand      Spain           Venezuela
        Burkina Faso      Iceland       Malaysia         Niger            Sweden
        Cameroon          India         Mali             Norway           Switzerland

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

         Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution are subject to a PRECOMPTE or prepayment by such companies. The PRECOMPTE is paid by the distributing company to the French tax authorities and is generally equal to one-half of the nominal dividend distributed. However, the PRECOMPTE may be reduced to 45% in respect of dividends paid to holders that are entitled to use the AVOIR FISCAL at the rate of 45% rather than the rate of 50%, provided that the Company certifies to have distributed such dividends to such beneficiaries. When a tax treaty in force does not provide for a refund of the AVOIR FISCAL or when the non-resident investor is not entitled to such refund but is otherwise entitled to the benefits of a tax treaty, such investor may obtain from the French tax authorities a refund of such PRECOMPTE to the extend such PRECOMPTE was actually paid in cash by the Company (net of applicable withholding tax).

ESTATE AND GIFT TAX

         Generally, France imposes estate and gift tax on non-residents on certain real and personal property acquired by inheritance or gift from a non-resident of France if such property is deemed to be situated in France. France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty countries may be exempted from such tax or obtain a tax credit. Prospective investors in Ordinary Shares should consult their own advisors concerning the applicability of French estate and gift tax to their shareholding in the Company and the availability of, and the conditions for claiming exemption under, such a treaty.

WEALTH TAX

         In the absence of a more favorable tax treaty, the French wealth tax (IMPOT DE SOLIDARITE SUR LA FORTUNE) does not generally apply to non-French resident individual investors owning directly or indirectly less than 10% of the Company's share capital.


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

TAXATION OF DIVIDENDS

AVOIR FISCAL

         In France, dividends are paid out of after-tax income. French residents are entitled to a tax credit, known as the AVOIR FISCAL. Since January 1, 1999, the rate of the AVOIR FISCAL depends on its user, and is generally equal to 45% of the dividends paid, unless such AVOIR FISCAL is being used by and individual, in which case it is equal to 50% of the dividend paid. Dividends paid to non-residents are normally subject to a 25% French withholding tax and, under French domestic law, are not eligible for the benefit of the AVOIR FISCAL.

         Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of the ADSs or Ordinary Shares is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15%. Dividends paid to an Eligible U.S. Holder as defined below will be immediately subject to the reduced rate of 15%, provided that such holder establishes before the date of payment that such holder is a resident of the United States under the Treaty in accordance with the procedures described below. An Eligible U.S. Holder would also be entitled to a payment equal to the AVOIR FISCAL, (i.e. to 45% or 50% of the dividend paid; depending on whether its user is an individual or not), less a 15% withholding tax. As noted below, such payment will not be made to an Eligible U.S. Holder until after the close of the calendar year in which the dividend was paid and only upon receipt by the French tax authorities of a claim made by the Eligible U.S. Holder for such payment in accordance with the procedures set forth below.

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

         In general, under the Treaty, an Eligible U.S. Holder may receive a payment of the AVOIR FISCAL only if such holder (or its partners, beneficiaries or grantors, if the holder is a partnership or trust) attests that it is subject to United States federal income taxes on the payment of the AVOIR FISCAL and the related dividend. Certain entities are not entitled to the full AVOIR FISCAL. Tax-exempt "U.S. Pension Funds", as discussed below, and certain other tax-exempt entities (including certain State-owned institutions, not-for-profit organizations and individuals with respect to dividends beneficially owned by such individuals and derived from an investment in a tax-favored retirement account) ("Other Tax-Exempt Entities") that own, directly and indirectly, less than 10% of the capital of the Company, and that satisfy certain filing formalities specified in the Regulations (i) are entitled to a payment, subject to French withholding tax, equal to 30/85 of the gross AVOIR FISCAL (the "partial AVOIR FISCAL") and (ii) are eligible for the reduced withholding tax rate of 15% on dividends. A "U.S. Pension Fund" includes the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) (qualified retirement plans), Section 403(b) (tax deferred annuity contract) or Section 457 (deferred compensation plans) of the Code.

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

         For United States federal income tax purposes, the gross amount of a dividend and the amount of the AVOIR FISCAL paid to a U.S. Holder, including any French withholding tax thereon, will be included in gross income as dividend income in the year each such payment is received (which, in the case of a U.S. Holder of ADRs, will be the date of receipt by the Depositary) to the extent paid or deemed paid out of the Company's current or accumulated earnings and profits as calculated for United States federal income tax purposes. No dividends received deduction will be allowed with respect to dividends paid by the Company. Such dividends will generally constitute foreign source "passive" or (in the case of certain holders) "financial services" income for foreign tax credit purposes. The amount of any dividend paid in francs or euros, including the amount of any French taxes withheld therefrom, will be equal to the dollar value of the francs or euros on the date such dividend is included in income (which, for a U.S. Holder of ADRs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into dollars. A U.S. Holder will generally be required to recognize a United States source ordinary income or loss upon the sale or disposition of francs or euros. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss, which will generally be United States source ordinary income or loss, upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the Treaty rate of 15%.

         French withholding tax imposed at the Treaty rate of 15% on dividends paid by the Company and on any related payment of the AVOIR FISCAL is treated as payment of a foreign income tax and, subject to certain conditions and limitations, may be taken as a credit against such U.S. Holder's United States federal income tax liability.

PRECOMPTE

         Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution and which give rise to the AVOIR FISCAL are subject to a "PRECOMPTE" or prepayment by such companies. The PRECOMPTE is paid by the distributing company to the French tax authorities and is generally equal to one-half of the nominal dividend distributed. However, the PRECOMPTE may be reduced to 45% in respect of dividends paid to holders that are entitled to use the AVOIR FISCAL at the rate of 45% rather than the rate of 50%, provided that the Company certifies to have distributed such dividends to such beneficiaries.

         A U.S. Holder not entitled to the full AVOIR FISCAL may generally obtain a refund from the French tax authorities of any PRECOMPTE paid by the Company with respect to the dividends distributed. Pursuant to the Treaty, the amount of the PRECOMPTE refunded to United States residents is reduced by the 15% withholding tax applicable to dividends and by the partial AVOIR FISCAL paid to U.S. Pension Funds and other Tax-Exempt Entities. A holder is only entitled to a refund of PRECOMPTE actually paid in cash by the Company (net of applicable withholding tax) and is not entitled to a refund of the PRECOMPTE paid by the Company by off-setting French and/or foreign tax credits.

         A U.S. Holder entitled to the refund of the PRECOMPTE must apply for such refund by filing a French Treasury form RF 1 B EU-NO. 5053 before the end of the year following the year in which the dividend was paid. The form and its instructions are available from the United States Internal Revenue Service or at the CENTRE DES IMPOTS DES NON RESIDENTS (9 rue d'Uzes, 75094 Paris Cedex 2).

         For United States federal income tax purposes, the amount of the PRECOMPTE paid to a U.S. Holder will be included in gross income as dividend income in the year each such payment is received. Such amounts will generally constitute foreign source "passive" or (in the case of certain holders) "financial services income for foreign tax credit purposes. The amount of any PRECOMPTE paid in francs, including the amount of any French taxes withheld therefrom, will be equal to the dollar value of the francs or euros on the date such PRECOMPTE is included in income (which, for a U.S. Holder of ADRs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into dollars. A U.S. Holder will generally be required to recognize a United States source ordinary income or loss upon the sale or disposition of francs or euros.

TAXATION OF CAPITAL GAINS

         A U.S. Holder who is a resident of the United States as defined pursuant to the provisions of the Treaty will not be subject to French tax on any capital gain from the sale or exchange of ADSs or Ordinary Shares unless these ADSs or Ordinary Shares form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France. Special rules apply to individuals who are residents of more than one country. The deposit or withdrawal of Ordinary Shares by U.S. Holders under the Deposit Agreement will not be subject to United States federal income tax. In general, for United States federal income tax purposes, a U.S. Holder will recognize a capital gain or loss on the sale or exchange of ADRs or Ordinary Shares in the same manner as on the sale or exchange of any other Ordinary Shares held as capital assets. Such gain or loss, if any, will generally be United States source gain or loss. In the case of a U.S. Holder who is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met.

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

INFORMATION REPORTING AND BACKUP WITHHOLDING

         In general, information reporting requirements will apply to dividends paid in respect of ADSs or Ordinary Shares the proceeds received in the sale, exchange or redemption of the ADSs or Ordinary Shares by a non-corporate U.S. Holder, and a 31% backup withholding tax may apply to such amounts if the U.S. Holder fails to provide an accurate tax identification number or to report interest and dividends required to be shown on its federal income tax returns. Finalized Treasury regulations have generally expanded the circumstances under which information reporting and backup withholding may apply for payments made after December 31, 2000. Holders of ADSs or Ordinary Shares should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

                  ITEM 8: SELECTED CONSOLIDATED FINANCIAL DATA

         The selected consolidated financial data set forth below should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial data for the five years ended December 31, 1994, 1995, 1996, 1997 and 1998 have been extracted or derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with U.S. GAAP and audited by Ernst & Young Audit, France, independent auditors.


                                                             YEAR ENDED AND AT DECEMBER 31,
                                       -----------------------------------------------------------------------------
                                       1994       1995        1996         1997       1998       1998          1998
                                       -----------------------------------------------------------------------------
                                        FF         FF          FF          FF          FF      euro(1)     U.S. $(1)
                                                         (in thousands, except per share data)
Consolidated Statement of
Operations
Data:
Research and development
   revenues....................          3,986         472      16,135      64,232    139,702      21,297      25,005
Net sales......................         27,346      27,290      32,426      34,458     36,824       5,614       6,591
                                        ------      ------      ------      ------     ------       -----       -----
        Total Revenues.........         31,332      27,762      48,561      98,690    176,526      26,911      31,596
                                        ------      ------      ------      ------    -------      ------      ------

Research and development
   expenses ...................       (14,845)    (32,478)    (88,006)   (152,349)  (221,269)    (33,732)    (39,604)
Cost of goods sold.............       (17,394)    (18,419)    (21,398)    (20,764)   (17,494)     (2,667)     (3,131)
Selling and marketing expenses.        (3,187)     (3,508)     (4,767)     (7,296)    (8,061)     (1,229)     (1,443)
General and administrative
   expenses....................       (15,083)    (17,162)    (30,865)    (45,927)   (56,995)     (8,689)    (10,201)
                                      --------    --------    --------    --------   --------     -------    --------
        Total Expenses.........       (50,509)    (71,567)   (145,036)   (226,336)  (303,819)    (46,317)    (54,379)
                                      --------    --------   ---------   ---------  ---------    --------    --------

        Loss from operations...       (19,177)    (43,805)    (96,475)   (127,646)  (127,293)    (19,406)    (22,783)
                                      --------     -------    --------   ---------  ---------    --------    --------


Interest income (expense), net.          (904)       1,742       9,220      12,554     11,211       1,709       2,007
Foreign Exchange gain (loss)...          (433)       (891)         298       1,941    (5,834)       (889)     (1,044)
Other income (expense) net.....             33          10          56         150     16,272       2,480       2,913
Equity in loss of affiliate....              -           -          -            -    (8,514)     (1,298)     (1,524)
                                      --------    --------    --------   ---------  ---------    --------    --------
        Loss before income tax
         benefit...............       (20,481)    (42,944)    (86,901)   (113,001)  (114,158)    (17,404)    (20,431)
                                      --------    --------    --------   ---------  ---------    --------    --------

Income tax benefit(3)..........         3,474       7,942      21,815       19,147     17,628       2,687       3,155
                                      --------    --------    --------    --------   --------    --------    --------
        Net loss...............       (17,007)    (35,002)    (65,086)    (93,854)   (96,530)    (14,717)    (17,276)
                                      --------    --------    --------    --------   --------    --------    --------
                                      --------    --------    --------    --------   --------    --------    --------
Loss per ordinary share(2)(4)..         (5.64)      (7.96)     (11.66)     (13.54)    (13.24)      (2.02)      (2.37)
Weighted average of Ordinary Shares
   outstanding(2)(4)...........          3,016       4,396       5,581       6,932      7,293       7,293       7,293

Loss per ADS (American
   Depositary Share)(2)(4).....         (1.88)      (2.65)      (3.89)      (4.51)     (4.41)      (0.67)      (0.79)
Weighted average of ADSs
   outstanding(2)(4)...........          9,048      13,188      16,743      20,796     21,879      21,879      21,879

Consolidated Balance Sheet
Data:
       Cash and cash equivalents        63,420      42,071     518,773     461,437    329,315      50,204      58,943
       Total assets  ..........        112,456     114,010     662,633     674,916    666,411     101,594     119,278
       Long-term liabilities
          (excluding current
           portion)............         20,355      35,860      42,142      41,014     52,600       8,019       9,415
       Accumulated Deficit.....        (50,154)    (85,156)   (150,242)   (244,096)  (201,108)    (30,659)    (35,996)
       Shareholders' equity....         69,105      57,591     560,443     552,537    493,565      75,243      88,342

----------------------
(1) Euro amounts are translated at the fixed rate of FF 6.55957 for each euro and dollar amounts are translated solely for convenience at the Noon Buying Rate in New York on December 31, 1998, of 5.5870 French francs per U.S. dollar.
(2) See "Item 19: Financial Statements -- Note 1 of the Notes to the Consolidated Financial Statements."
(3) See "Item 19: Financial Statements -- Note 8 of the Notes to the Consolidated Financial Statements."
(4) Figures for 1994 and 1995 have been adjusted to reflect the 100-for-1 share split approved by the shareholders on April 29, 1996.

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


            ITEM 9: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

         This Annual Report on Form 20-F contains certain forward-looking statements that involve risks and uncertainties relating to the future financial and technological performance of the Company. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In evaluating such statements, readers should specifically consider factors which could affect expected results, including, but not limited to, those highlighted in the relevant sections hereof and principally: (i) the uncertainties inherent in scientific research in a field subject to intense competition and rapid technological change, and in particular the risk that the Company will be unable to discover and patent genes associated with common diseases or other valuable information prior to its competitors; (ii) the inability to maintain or initiate third-party arrangements which generate revenues, in the form of license fees, research and development support, royalties and other payments, in return for rights to the results of the Company's research; and (iii) delays or difficulties in developing or acquiring genomics technologies and technical and managerial personnel to fulfill gene discovery programs at reasonable costs. Readers are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. The Company undertakes no obligation to release publicly any revisions to forward-looking statements to reflect any changes in events, conditions or circumstances on which such statements are based.

OVERVIEW

         The Company's main costs and expenses relate to the cost of its research and development activities and DNA manufacturing facilities. In addition in 1996, 1997 and 1998, the Company has invested significantly in the expansion of its personnel and facilities and the further development of its integrated technology platform at industrial-scale in order to fulfill its corporate mission and strategic objectives. In particular, the Company has developed all the necessary tools to complete its proprietary high-density biallelic marker map of the human genome. This map is key to the Company's genome-wide approach to perform association studies in unrelated individuals to identify low penetrance genes responsible for many common diseases and clinical traits. This approach has allowed the Company to secure new strategic partnerships and generate potential future revenue streams.

         Based upon its current plans, the Company believes that its existing resources and loans will be adequate to satisfy its capital requirements through the end of 2000. The Company has made this estimate assuming that:
(i) it will not exercise its Abbott put option; (ii) some, but not all, of the partnership agreements that expired in 1999 or are due to expire during this period will be renewed; and (iii) no additional strategic partnerships are entered into during this period. Any or all of such additional resources would extend the period during which the Company is able to satisfy its capital requirements. There can be no assurance, however, that the Company's research and development plans or other changes affecting the Company's operating expenses will not result in the need for additional funding before such time or that, if needed, such additional funding would be available. See " -- Liquidity and Capital Resources."

         The Company has incurred losses since its inception and anticipates that it will incur losses for the next few years. The Company's primary sources of revenue are, and for the next several years will be limited to, payments made pursuant to the terms of existing and future strategic alliances with pharmaceutical companies, licensing arrangements, revenues from its synthetic DNA activities and interest income. Certain payments under existing strategic alliance arrangements are contingent upon the Company meeting certain milestones.

         The timing and amount of revenues under strategic alliance arrangements will be subject to significant fluctuations and therefore the Company's results of operations for any period may not be comparable to the results of operations for any other period. In addition, historical results should not be viewed as indicative of future operating results.

RESULTS OF OPERATIONS

YEARS ENDED DECEMBER 31, 1998 AND 1997

         Genset reported total revenues of FF 176.5 million for the year ended December 31, 1998, an increase of 79% compared to total revenues of FF 98.7 million for the year ended December 31, 1997. Research and development ("R&D") revenues comprised FF 139.7 million or 79% of total revenues, while oligonucleotide sales accounted for FF 36.8 million. Revenue from R&D more than doubled in 1998 from FF 64.2 million in fiscal 1997 as a result of the initiation of new research collaborations, ongoing research collaborations and the completion of research milestones. During the year, Genset initiated new research collaborations with Ceres in agricultural genetics and Pharmacia & Upjohn in pharmacogenomics, and entered into a licensing agreement with Wyeth-Lederle Vaccines. In addition, the Company extended existing research agreements with Synthelabo and Janssen Pharmaceutica, a division of Johnson & Johnson, and continued other ongoing agreements with Abbott Laboratories and Genetics Institute.

         Genset's total operating expenses increased 34% to FF 303.8 million for the year ended December 31, 1998 from FF 226.3 million for 1997. This increase was due primarily to the increase in R&D expenses resulting from the continued expansion of gene discovery and pharmacogenomics programs. Specifically, R&D expenses for the year were FF 221.3 million, an increase of 45% as compared to FF 152.3 million in 1997. This increase was due to the addition of new personnel and new sequencing equipment, the expansion of facilities, particularly for high-throughput mapping and genotyping and bioinformatics, and the initiation of new genomics programs. The percentage of research expenses funded by external research collaborations increased significantly to 63% in 1998 from 42% in 1997. Genset expects R&D expenses to continue to increase as additional personnel are hired, facilities are expanded and additional programs for gene discovery, pharmacogenomics and gene libraries are initiated. The Company also recognized a deferred compensation expense of FF 4.4 million in 1998 related to stock options granted to R&D personnel.

         Cost of goods sold and selling and marketing expenses amounted to FF
17.5 million and FF 8.1 million, respectively. Both related to oligonucleotide sales.

         General & administrative ("G&A") expenses increased 24% to FF 57.0 million in 1998 from FF 45.9 million in 1997 as a result of an increase in patent and licensing activities and bringing operations on line in new geographic areas. G&A expenses are expected to continue to increase during 1999 due to continued expansion of patent, licensing and business development activities. The Company also recognized a deferred compensation expense of FF
3.1 million in 1998 related to stock options granted to general and administrative personnel.

         The amortization of total deferred compensation over the next four years with respect to stock options outstanding as of December 31, 1998 will amount to approximately FF 22.4 million.

         Net interest income declined approximately 11% to FF 11.2 million in 1998 from FF 12.6 million in 1997, reflecting declining cash and cash equivalent balances. The Company reported a net foreign exchange loss of FF 5.8 million in 1998 in contrast to the foreign exchange gain reported in 1997. This is a result of the decline of the yen and the U.S. dollar relative to the French franc during the year and accounting in French francs for assets denominated in yen and U.S. dollars.

         The Company recorded gain on sale of stock by equity investee of FF
15.2 million with respect to its equity interest in Ceres, which is accounted for using the equity method. The Company also recorded a loss of FF 8.5 million from equity in loss of affiliated companies reflecting, predominantly, the continued development of Ceres' research activities.

         Genset recorded a decrease in income tax benefit to FF 17.6 million for 1998 compared to FF 19.2 million for 1997. This benefit is principally due to a research tax credit that is calculated based on the increase of qualifying research expenditures in France and was lower due to a marginally lower increase in 1998. As of December 31, 1998, the Company had a research-related income tax credit receivable of FF 66.7 million, of which FF 8.0 million is recoverable in 1999, FF 21.8 million is recoverable in 2000, FF 19.2 million is recoverable in 2001 and FF 17.7 million is recoverable in 2002.

         The Company reported a net loss for the year ended December 31, 1998 of FF 96.5 million as compared to a net loss of FF 93.9 million for the year ended December 31, 1997. The Company expects to continue to report losses for the next several years. At December 31, 1998, the Company's accumulated deficit was FF
201.1 million compared to FF 244.1 million at December 31, 1997. In accordance with French law, the Company set off FF 139.5 million of accumulated deficit against surplus paid-in capital during 1998.

YEARS ENDED DECEMBER 31, 1997 AND 1996

         Genset reported total revenues of FF 98.7 million for the year ended December 31, 1997, an increase of more that two-fold compared to total revenues of FF 48.6 million for the year ended December 31, 1996. R&D revenues comprised FF 64.2 million or 65% of total revenues compared to 33% of total revenues for the year ended December 31, 1996 and a four-fold increase over the prior year, while oligonucleotide sales accounted for FF 34.5 million. The increase in revenue from R&D for the year was due primarily to the initiation of new research collaborations, as well as ongoing research collaborations and the completion of research milestones. During the year, Genset signed a pioneering alliance with Abbott Laboratories for pharmacogenomics and collaboration with Genetics Institute for secreted proteins.

         Genset's R&D expenses increased 73% to FF 152.3 million during 1997 from FF 88 million in 1996. This increase was due to costs associated with the 50% increase in staffing to fulfill ongoing and new research contracts, the increase in consumption of oligonucleotides for production of the high-resolution map, and the amortization of leasehold improvements and additional laboratory equipment for the Genomics Research Center. The percent of research expenses funded by external research collaborations increased significantly to 42% in

1997 from 18% in 1996. The Company also recognized a deferred compensation expense of FF 12.2 million in 1997 related to stock options and warrants granted to research and development personnel.

         Cost of goods sold and selling and marketing expenses amounted to FF
20.8 million and FF 7.3 million, respectively. Both related to oligonucleotide sales.

         G&A expenses increased 50% to FF 45.9 million during 1997 from FF 30.9 million in 1996. The Company recognized a deferred compensation expense of FF
1.5 million in 1997 related to stock options granted to general and administrative personnel.

         Net interest income increased significantly to FF 12.6 million in 1997 from FF 9.2 million in 1996 due to a substantial cash position during all of 1997, which was invested in money market funds and certificates of deposit. Foreign exchange gains of FF 1.9 million in 1997 compared to FF 0.3 million in 1996 are attributable to the appreciation of dollar-denominated accounts receivable.

         Genset recorded a small decrease in income tax benefit to FF 19.1 million in 1997 compared to FF 21.8 million in 1996. This benefit, which is calculated based on the increase of qualifying research expenditures in France, was lower due to a marginally lower increase in 1997.

         The Company's net loss increased to FF 93.9 million in 1997 from FF
65.1 million in 1996. At December 31, 1997, the Company's accumulated deficit was FF 244.1 million compared to FF 150.2 million at December 31, 1996.


LIQUIDITY AND CAPITAL RESOURCES

         The Company has financed its operations through the private placement of equity securities, loans, conditional interest-free loans received from ANVAR, a French government agency, French government grants and the June 1996 initial public offering of its equity securities. From its inception in mid-1989 through December 1998, the Company received FF 515.5 million gross proceeds from its initial public offering in June 1996; FF 59.7 million in cash proceeds from the sale of equity to Abbott Laboratories in September 1997; FF 216.0 million gross proceeds from private placements; FF 96.5 million in bank loans; approximately FF 15 million in government grants; FF 10.5 million in conditional interest-free loans; and FF 16.0 million from the ASSOCIATION FRANCAISE CONTRE LES MYOPATHIES (the "AFM loan"), in connection with the research agreement signed in 1994. At December 31, 1998, the Company's long term debt (including current portion) amounted to FF 68.4 million compared with FF 58.2 million at December 31, 1997. This increase was due to two new bank loans to finance partially the construction of the genotyping, bioinformatics and mapping laboratories. At December 31, 1998, cash and cash equivalents and short term investments (less than three months) totaled FF 329.3 million.

         For the year ended December 31, 1998, the Company's principal uses of cash were funding of research and development expenses, purchases of additional equipment for sequencing, genotyping, and bioinformatics, and expansion of Genset's Genomics Research Center.

         The Company's future capital requirements, the timing and amount of expenditures and the adequacy of available funds will depend upon many factors, including the progress of the Company's research and development programs and the magnitude of these programs, the Company's ability to develop and maintain strategic partnerships and collaborative agreements, the progress of the development and commercialization of potential drugs resulting from the Company's programs, competing technological and market development, the process of preparing, filing, maintaining and enforcing patent claims and other intellectual property rights and related costs, the regulatory process and other factors. Based upon its current plans, the Company believes that its existing resources and loans will be adequate to satisfy its capital requirements through the end of 2000. Any one or more of the factors listed above could significantly affect the Company's expected research costs or other operating expenses and there can be no assurance that any such change will not result in the need for additional funding before such time or that, if needed, such additional funding would be available.


MARKET RISK

CURRENCY EXCHANGE RATE SENSITIVITY


         Effective January 1, 1999, Genset converted its accounts from French francs into euros. The Company publishes its Consolidated Financial Statements in euros and the majority of its expenses are and will for the foreseeable future continue to be denominated in euros or euro-based currencies. The majority of the Company's revenues, however, are denominated in currencies other than euros, principally in U.S. dollars. A strengthening or weakening of the euro against the U.S. dollar could therefore significantly affect the Company's consolidated income. The Company has significant U.S. dollar denominated expenses that partially limit its exposure to fluctuations between the euro and the U.S. dollar. These include the expenses of the Company's U.S. subsidiary Genset Corporation, as well as U.S. dollar denominated payment obligations of Genset S.A. pursuant to numerous contracts entered into with non-French entities. In addition, the Company has, beginning in 1999, decided to enter into hedging transactions on a non-speculative basis to limit the potential impact of exchange rate fluctuations. These transactions have to date been limited to purchasing, when deemed necessary, forward contracts to cover firm U.S. dollar commitments so as to fix the value in euros of these future revenues.

         In addition to the euro and the U.S. dollar, the other primary functional currencies for the Company's operations are the Singapore dollar and the yen. The total amount of the Company's expenses and revenues denominated in these currencies remain relatively small; the Company therefore does not expect that a strengthening or weakening of the euro against these other currencies would have a material impact on its financial results.

         The Company's balance sheet may also be affected by exchange rate fluctuations as a result of variations in the euro value of assets denominated in other currencies. As at December 31, 1998, approximately 19.5% of the Company's consolidated total assets were denominated in currencies other than euros, principally U.S. dollars.

INTEREST RATE SENSITIVITY

         The Company's net positive interest income has been positive since 1995, resulting from cash and cash equivalent balances that are significantly greater than its debt. Consequently, the principal risk currently associated with interest rate fluctuations is that interest income could decrease as a result of a continued decrease in interest rates. As the Company's net cash and cash equivalent balance decreases, the net effect of such a decrease in interest rates also diminishes. See "--Liquidity and Capital Resources."

         The great majority of the Company's long-term debt bears interest at fixed rates. The Company had approximately FF 47 million of fixed-rate long-term debt outstanding at December 31, 1998, bearing interest at rates of between 4.25% and 8.25%. At that date, the Company's variable-rate long-term debt consisted of FF 4 million, bearing interest at a rate calculated based on French daily money market rates.

ASIAN AND LATIN AMERICAN FINANCIAL CRISES

         The recent financial crises in Asia and Latin America had no material effect on the 1998 results of the Company. As the Company's activities in Asia and Latin America remain limited, the Company does not believe these crises will have a material effect on its 1999 results.

YEAR 2000

         The Company has concluded an initial evaluation of its principal accounting, management and research software applications and computer systems to determine to what extent each could be subject to Year 2000 failures and what impact such failures could have on the Company.


         The Company has communicated with all external suppliers of critical software applications and computer systems to coordinate the evaluation of any potential Year 2000 issues in respect thereof. The cost to date of the Company's evaluation has not been material. Based on this initial evaluation, the Company believes that none of its critical software applications and computer systems will be incapacitated by Year 2000 failures. In addition, the Company does not anticipate that it will incur significant operating expenses or be required to invest heavily in software or computer modifications or replacements, or that any Year 2000 failures that could occur would result in disruptions in business or research operations that would have a material adverse effect on the Company.

         In further preparation of the arrival of Year 2000, the Company intends to continue to test its internally developed software applications and to communicate with its major suppliers to evaluate their readiness to address any Year 2000 issues. The Company does not, however, expect that it will be able to determine prior to the end of 1999 that none of its software applications or computer systems will suffer Year 2000 failures or to evaluate the Year 2000 readiness of all its suppliers, collaborators and customers. Consequently, disruptions related to the Year 2000 may result in delays to the Company's research programs or to the delivery of synthetic DNA orders or invoices. The Company is elaborating contingency plans to ascertain and address as quickly as possible any software or system failures arising following the arrival of Year 2000. Depending on the nature of these disruptions, however, which is impossible to determine beforehand, the Company may not be able to make required modifications or replacements on a timely basis, and the disruptions could, in the worst case, result in significantly delayed research programs and in the Company losing actual or potential genomics research or synthetic DNA customers.

THE EURO

         The Company installed new accounting software in 1998 that is adapted for the conversion to accounting in euros. The Company completed in January 1999 the conversion of its accounts and accounting systems into euros. Its 1998 accounts are published in French francs and euros and the Company has, beginning with the first quarter 1999, been publishing its accounts in euros only. The Company also translates its annual audited and quarterly unaudited accounts into U.S. dollars in English language documents that are distributed in the United States and in other countries outside France.


         The Company converted all its French franc denominated cash and financial instruments into euros effective January 1, 1999, and has accounted for all cash transactions since that date in euros. The Company accepts invoices from suppliers either in euros or other currencies but accounts for all invoices in euros. All payments are made either in euros or U.S. dollars depending on the currency of the invoice. The Company will invoice French customers in both French francs and euros through the end of 1999. To date, the Company has not experienced any significant problems or delays resulting from the conversion of its accounts into euros, and the Company does not expect material delays or costs to be associated with this conversion. There can be no assurance, however, that systemic difficulties at the national level or among the Company's clients and suppliers related to the conversion to euros will not adversely impact the Company's conversion or result in additional costs.


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

         The Company has a compensation committee, which is responsible for proposing the salaries and incentives of the Company's executive officers and senior management to the Board. The Company also has an audit committee.

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


                                                                                        INITIALLY       TERM
NAME                                AGE     CURRENT POSITIONS                         APPOINTED(1)     EXPIRES
----                                ---     -----------------                         ------------     -------

Pascal Brandys                      40      Chairman of the Board of Directors          1989            2004
                                            and Chief Executive Officer (PRESIDENT
                                            DIRECTEUR GENERAL)
Marc Vasseur                        49      Director, Chief Biology Officer and         1992            2004
                                            DIRECTEUR GENERAL
Daniel Cohen                        48      Director, Chief Genomics Officer and        1996            2002
                                            DIRECTEUR GENERAL
Laurent Degos                       53      Director and President of the Scientific    1989            2004
                                            Advisory Board
FIMD (represented by
   Benoit Habert(2))                33      Director                                    1994            2000
Martyn Greenacre(3)                 57      Director and President of the               1993            2005
                                            Compensation Committee
Edmund Olivier de Vezin(2)(3)       61      Director                                    1994            2002


---------------

(1) Dates specified for directors representing corporations relate to the entity represented.
(2)  Member of the Audit Committee.
(3)  Member of the Compensation Committee.

         PASCAL BRANDYS has been Chairman of the Board of Directors and Chief Executive Officer (PRESIDENT DIRECTEUR GENERAL) of the Company since he co-founded the Company in 1989 and President and Chief Executive Officer of Genset Corporation since its founding in 1992. Mr. Brandys is also President of France Biotech, the professional association of French biotechnology companies and is a Director of Ceres Inc., a private plant genomics company and Ilog S.A., a public optimization software company. Prior to founding the Company, from 1988 to 1989, Mr. Brandys was a Partner at Eurocontinental Ventures in London. At Eurocontinental Ventures Mr. Brandys managed technology and biotechnology investments in Europe. In 1986 he founded and became Chief Executive Officer of Unihon, a venture capital fund acquired in 1989 by Credit Agricole. Mr. Brandys is a graduate of the ECOLE POLYTECHNIQUE, has an M.S. in Civil Engineering from the ECOLE NATIONALE DES PONTS ET CHAUSSEES and an M.S. in Economic Systems from Stanford University.

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

         LAURENT DEGOS, M.D., PH.D., a co-founder of the Company and the President of its Scientific Advisory Board, is a Professor of Hematology at the University of Paris VII-Denis Diderot. He is also the Director of the Institute of Hematology at the University of Paris VII-Denis Diderot and head of the Hematology Department (adult leukemia) at Hopital Saint-Louis in Paris. Professor Degos is president of the Scientific Council of the Institute of Health Policy and the author of three books and 200 publications. He is a past director of INSERM Unit, and the past president of the Committee of Hematology of the National Council of French Universities and is a member of several editorial boards in hematology and leukemia. Professor Degos is the recipient of a number of international honors and awards (including from the General Motors Cancer Foundation in 1994). He is also a correspondent member of French Science Academy and president of the Scientific Board of Paris Hospitals. He has an M.D. and a Ph.D. in Human Biology from the University of Paris.

         BENOIT HABERT is President of Dassault Development, the venture capital company of Financiere & Immobiliere Marcel Dassault ("FIMD"). Mr. Habert is also a member of the Board of Directors of Dassault Industries, the industrial holding of the Dassault Group Industries and a member of the Board of Directors of Dassault Electronique. Prior to joining Dassault Development, he was a member of the New Issue Department at Banque Indosuez, which he joined in 1991. Mr. Habert has two masters degrees in business and tax law from the University of Paris and holds an M.B.A. from INSEAD.

         MARTYN GREENACRE joined Delsys Pharmaceutical Corp. as President and Chief Executive Officer in 1997. Previously he was at Zynaxis Inc. as President and Chief Executive Officer from 1993 to 1997 and at SmithKline Beecham plc since 1973, where from 1989 he was responsible for the strategic direction and operational management of pharmaceutical subsidiaries in Europe and for planning and executing European aspects of the merger between SmithKline Beckman and Beecham Pharmaceutical. He is also a director of Cephalon Inc. and Creative BioMolecules. Mr. Greenacre received his M.B.A. and B.A. degrees from Harvard University.

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

         The Company is highly dependent on the principal members of its management and scientific staff, the loss of whose services might adversely affect the Company's prospects for success. Furthermore, recruiting and retaining qualified scientific personnel will be critical to the Company's success. Although the Company believes it will be able to attract and retain skilled and experienced scientific personnel, there can be no assurance, given the competition between pharmaceutical and health care companies, universities and non-profit research institutions for experienced scientists, that it will be able to do so. While most of the Company's personnel have signed employment contracts, which contain non-compete and confidentiality clauses, there can be no assurance that these provisions will provide meaningful protection for the Company's know-how or technology or adequate remedies in case of breach. In addition, the Company's three DIRECTEURS GENERAUX have not signed employment contracts or non-compete or confidentiality agreements and none of the Company's employees in the United States have signed non-compete agreements. The Company has not obtained key-man life insurance coverage during 1999 with respect to its three DIRECTEURS GENERAUX.

         The following table sets forth the names of the executive officers and senior management of the Company, their current positions with the Company and the first dates as of which they served as executive officers or senior management of the Company.

EXECUTIVE OFFICERS

NAME                                  AGE      CURRENT POSITION(S)                                        SINCE
---------------------------------------------------------------------------------------------------------------

Pascal Brandys                          40     Chairman of the Board of Directors and                     1989
                                               Chief Executive Officer (PRESIDENT
                                               DIRECTEUR GENERAL)
Marc Vasseur                            49     Director, Chief Biology Officer and                        1992
                                               DIRECTEUR GENERAL
Daniel Cohen                            48     Director, Chief Genomics Officer and                       1996
                                               DIRECTEUR GENERAL
Bernard E. Bihain                       40     Vice President, Physiological Genomics                     1998
Marta Blumenfeld                        43     Vice President, Genomics Analysis                          1990
Jerome Chailloux                        49     Chief Information Officer                                  1995
Ilya Chumakov                           49     Vice President, Mapping                                    1996
Catherine Faure-Cachard                 40     Director of Administration and Finance                     1991
Audrey D. Keane                         39     Vice President, Business Development                       1996
Agnes Le Saux-Narjoz                    33     Vice President, Marketing                                  1989
Jay Lichter                             37     Vice President, Pharmacogenomics                           1998
Bruno Poddevin                          34     Vice President, Oligonucleotides Division                  1992
Nicholas J. Schork                      37     Vice President, Biostatistics and Genetic Epidemiology     1999
Deborah A. Smeltzer                     45     Chief Financial Officer                                    1996
Cecile Tharaud                          33     Director of Patents and Licenses                           1996
Francois Thomas                         41     Director of Development and Medical Ventures               1999

         PASCAL BRANDYS.  See " -- Board of Directors."

         MARC VASSEUR, PH.D.  See " -- Board of Directors."

         DANIEL COHEN, M.D., PH.D.  See " -- Board of Directors."

         BERNARD E. BIHAIN, M.D., Vice President, Physiological Genomics, joined the Company in 1998. Dr. Bihain earned an M.D. from the Free University of Brussels, Belgium and completed his postdoctoral research fellowship at Columbia University, New York. Subsequently, he was Assistant Professor of Physiology at the Louisiana State University Medical School in New Orleans. From 1994 to 1998, he was Director of Research at INSERM Unit 391 and Chairman of the Department of Biochemistry at the University of Rennes. Dr. Bihain is the author of more than 20 scientific publications. His field of expertise focuses on the pathogenesis of metabolic diseases such as obesity and diabetes and their vascular complications.

         MARTA BLUMENFELD, PH.D., Vice President, Genomics Analysis, joined the Company in 1990. From 1986 to 1990, she was a postdoctoral scientist studying oncogenic viruses at the Pasteur Institute (Paris). Dr. Blumenfeld has a Ph.D. in Biochemistry from the University of Buenos Aires and is the author of more than 30 scientific publications.

         JEROME CHAILLOUX, PH.D., Chief Information Officer, joined the Company in 1995. From 1987 to 1995, Dr. Chailloux was co-founder, Chief Scientific Officer and member of the board of Ilog, a subsidiary of INRIA, the French National Institute of Computer Science. Ilog is a world leader in C++ development tools and is listed on NASDAQ. Prior to founding Ilog, Dr. Chailloux was directing research at INRIA in the fields of artificial intelligence, Lisp and functional programming. Dr. Chailloux is a developer of the Lisp language and author of 30 publications. He received his Ph.D. in Computer Science from the University of Paris VI in 1980.

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

         CATHERINE FAURE-CACHARD, Director of Administration and Finance, joined the Company in 1991. From 1988 to 1990, she was a financial analyst at Banque Indosuez. From 1987 to 1988, she was the financial controller at Eurosept Group, a management consulting firm acquired by EDS, where she was responsible for accounting, tax, budget control, payroll, human resources and procedures. Earlier she was Director of Accounting at an industrial concern. She began her career in 1981 as an auditor with BEFEC-Price Waterhouse. Ms. Faure-Cachard received her M.B.A. from ECOLE SUPERIEURE DE COMMERCE in Paris.

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

         BRUNO PODDEVIN, PH.D., joined the Company in 1992 and became Director of Production in 1994 and Vice President, Oligonucleotides Division in 1997. Prior to joining the Company, he was a post-doctoral fellow at the National Cancer Institute (Bethesda, MD). Dr. Poddevin has a Ph.D. in Molecular Biology from the University of Paris-Orsay and an M.S. in Engineering from the ECOLE CENTRALE DE PARIS. He has authored more than 15 publications.

         NICHOLAS J. SCHORK, M.A., PH.D., Vice President of Biostatistics and Genetic Epidemiology, joined the Company in 1999. For the past five years, Dr. Schork has been an Associate Professor in the Department of Epidemiology & Biostatistics at Case Western Reserve University in Cleveland, Ohio, as well as an adjunct Associate Professor in the Department of Biostatistics at Harvard University and an adjunct Associate Staff Scientist at the Jackson Laboratory in Bar Harbor, Maine. Dr. Schork has specific expertise in statistical issues of relevance to high-resolution mapping efforts and population-based genetic studies. Dr. Schork holds an M.A. in Philosophy, an M.A. in Statistics, and a Ph.D. in Epidemiology from the University of Michigan in Ann Arbor. He has authored over 100 publications, on all aspects of statistical and theoretical genetics and epidemiology.

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

         CECILE THARAUD, PH.D. joined the Company in 1996 as Director of Patents and Licenses. Prior to joining the Company, she was Director of Business Development at SmithKline Beecham, France from 1995 to 1996, and was Director of New Products for Glaxo Laboratories, France from 1993 to 1995. Dr. Tharaud received an M.B.A. from INSEAD and her Ph.D. in Molecular Genetics and Applied Immunology from the INSTITUT NATIONAL AGRONOMIQUE PARIS-GRIGNON. Dr. Tharaud is also a graduate of the ECOLE POLYTECHNIQUE.


         FRANCOIS THOMAS, M.D. joined the Company in 1999 as Director of Development and Medical Ventures. From 1995 to 1998, he was President of Bioserve Ltd, a consulting firm to the pharmaceutical industry specializing in biotechnology and oncology. From 1991 to 1994, Dr. Thomas was Medical and Scientific Director of Ipsen Biotech and from 1989 to 1991 Director of Research and Development Planning at Pharmaceutical Group Ipsen Beaujour. Dr. Thomas received his M.D. from the Paris School of Medicine in 1984 and his M.S. from the M.I.T. Sloan School of Management in 1995. He is board certified in medical oncology and has authored more than 70 scientific publications.

SENIOR MANAGEMENT


NAME                                   AGE     CURRENT POSITION                                SINCE
----------------------------------------------------------------------------------------------------

Hadi Abderrahim                         35     Director of Mapping Research                    1998
Johanne Alsayed                         37     Director of Quality                             1992
Christian Blourde                       44     Director of Automation and Engineering          1990
Jonathan Burnham                        32     Director of Legal Affairs                       1998
Jean-Baptiste Dumas Milne Edwards       41     Director of Gene Libraries                      1994
Pierre Le Ber                           35     Director of Sequencing                          1995
Naceur Tounekti                         34     Director of Mapping Production                  1996

         HADI ABDERRAHIM, M.D., PH.D., Director of Mapping Research, joined the Company in 1998. Prior to joining the Company, he was employed by Cell Genesys Inc (1992-1995) (Foster, City, CA) as research scientist and more recently by Stanford University (1996-1998). Dr Abderrahim received his M.D. from the Medical Sciences Institute of Algiers and his Ph.D. from the University Paris VI.

         JOHANNE ALSAYED, PH.D., Director of Quality since 1992, joined the Company in 1991 as a Senior Scientist. Dr. Alsayed's duties include the implementation of a Total Quality Management System for the Company's production and research activities. Dr. Alsayed earned her Ph.D. in Molecular Biology with a specialty in Human Genetics from the University of Paris VII. Dr. Alsayed also holds an M.S. in Human Genetics from the Cochin Institute (1986) and a B.S. in Cellular Biology and Genetics from the University of Rennes (1985).

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

         JEAN-BAPTISTE DUMAS MILNE EDWARDS, PH.D., Director of Gene Libraries, joined the Company in 1994. Prior to joining the Company, he was a scientist at Genethon. During his Ph.D. studies at University Paris VI, he invented a strategy to isolate the 5 prime end of messenger RNAs (SLIC) which is now used worldwide. Dr. Dumas Milne Edwards has authored 24 publications, and was granted the French government's AGGREGATION as professor of biology. He is also a graduate of the ECOLE NORMALE SUPERIEURE.

         PIERRE LE BER, PH.D., Director of Sequencing, joined the Company in 1995. From 1989 until joining the Company, Dr. Le Ber was employed by the French pharmaceutical company Synthelabo, first as Project Manager in the Research Department where he was responsible for Synthelabo's Virology Program (1989-1992), and then as the Assistant to the Director of Chemical Production (1993-1994). Dr. Le Ber is a graduate of the ECOLE POLYTECHNIQUE in Paris and has a Ph.D. in Molecular Pharmacology from the University of Paris-Orsay.

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

         STEPHEN K. BURLEY, M.D., PH.D., Director of the Laboratory of Molecular Biophysics and Professor at The Rockefeller University. He is also an investigator at the Howard Hughes Medical Institute. Dr. Burley is a Fellow of the Royal Society of Canada and was awarded the Leon Reznick Memorial Prize for excellence and accomplishment in research by Harvard Medical School. He is a member of the New York Academy of Sciences and has authored more than 85 scientific publications.

         LAURENT DEGOS, M.D., PH.D., President of the Scientific Advisory Board. See " -- Board of Directors."

         YOSHIYUKI SAKAKI, PH.D., Professor at the Human Genome Center at the University of Tokyo. Dr. Sakaki is also Vice President of HUGO, the Human Genome Organization. He has authored more than 200 scientific publications.

         GUNTHER SCHUTZ, PH.D., Professor of Physiological Chemistry and Director of the Department of Molecular Biology of the Cell at the Institute of Cell and Tumor Biology, German Cancer Research Center in Heidelberg. Prior to 1980, Dr. Schutz led an independent research group at the Max-Planck Institute for Molecular Genetics at the Freie University in Berlin. He has authored more than 200 publications and received the Gottfried-Wilhem-Leibnitz Prize of the Deutsche Forschungagemeinschaft in 1987. In 1997, he was given the European Medal of the Society of Endicronology and in 1998 he received the Max-Plank-Research Prize for International Cooperation.

         MOSHE YANIV, PH.D., Professor at the Department of Biotechnology at the Pasteur Institute in Paris, where he heads the Unit on oncogenic viruses, Dr. Yaniv is a member of the French Academy of Sciences. He was the Vice Chairman (1992-1995) and Chairman (1996) of the Council of EMBO (European Molecular Biology Organization). His research is focused on growth control, development and transcription regulation and he has authored more than 200 publications. He received the Charles-Leopold Mayer prize of the French Academy of Science in 1995.

                 ITEM 11: COMPENSATION OF DIRECTORS AND OFFICERS

         The aggregate amount of compensation paid by the Company to all of its directors as a group (seven persons in 1998, including four independent directors who receive limited compensation for services as directors, and reimbursement of expenses incidental to their attendance at Board of Directors meetings) for services in all capacities for 1998 was approximately FF 7.0 million. The aggregate amount of compensation paid by the Company to all of its executive officers (excluding directors) and senior management as a group (20 persons) for their services in 1998 was approximately FF 10.4 million.

         The Company does not contribute to any pension, retirement or other plans for its executive officers or senior management.


     ITEM 12: OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

STOCK OPTION PLANS

         Pursuant to resolutions adopted by the shareholders on July 27, 1992, October 25, 1994, March 19, 1996, April 15, 1996, May 22, 1997 and May 19, 1999,
the Board of Directors has granted options to purchase Ordinary Shares to certain officers and employees of the Company. The following table sets out certain information relating to the various option plans, as of May 31, 1999:


                                                     OPTIONS       ORDINARY      OPTION EXERCISE
                        OPTIONS       OPTIONS         OUT-          SHARES          PRICE PER           EXPIRATION
    OPTION PLAN        ISSUABLE       ISSUED        STANDING       ISSUABLE         SHARE(FF)           DATE(1)(2)
    -----------        --------       ------        --------       --------         ---------           ----------

July 27, 1992               784           784              39       3,900(3)           28.80          November 8, 2002

October 25, 1994          1,000         1,000             295      29,500(3)           40               April 30, 2004

March 19, 1996            7,000         7,000           5,766     576,600(3)           -(4)             March 31, 2008

April 15, 1996            2,000         2,000           1,861     186,100(3)           -(5)            January 31, 2008

May 22, 1997            400,000       396,786         395,067     395,067              -(6)             March 31, 2008

May 19, 1999            500,000             0               0         N/A              N/A                   N/A

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

(4) The exercise prices of the outstanding options, which depend on the date at which they were issued, range from FF 160 to FF 411.35.

(5) The exercise prices of the outstanding options, which depend on the date at which they were issued, range from FF 172.08 to FF 411.35.

(6) The exercise prices of the outstanding options, which depend on the date at which they were issued, range from FF 254 to FF 521.

         As of May 31, 1999, an aggregate of 419,000 Ordinary Shares could be purchased pursuant to outstanding options held by the PRESIDENT DIRECTEUR GENERAL and the two DIRECTEURS GENERAUX of the Company as a group (three persons) and an aggregate of 501,600 Ordinary Shares could be purchased pursuant to outstanding options held by the other executive officers and senior management of the Company as a group (20 persons).

         In its June 23, 1999 meeting, the Board of Directors decided to modify all outstanding stock options to provide that they would vest and become immediately exercisable upon the successful completion of any offer for, or other action in respect of, some or all of the shares of the Company, which offer or action results in a change of control of the Company.


WARRANT PLANS

         Pursuant to resolutions adopted on July 27, 1992, October 25, 1994, March 28, 1995, March 19, 1996, May 22, 1997, May 19, 1998, August 19, 1998 and
May 19, 1999, the shareholders have authorized the issuance of warrants to purchase Ordinary Shares to certain directors and consultants of the Company and certain other non-employees. The following table sets out certain information relating to the various warrant plans, as of May 31, 1999:


                                                    WARRANTS       ORDINARY      WARRANT EXERCISE
                       WARRANTS      WARRANTS         OUT-          SHARES           PRICE PER            EXPIRATION
    WARRANT PLAN      AUTHORIZED    SUBSCRIBED      STANDING       ISSUABLE          SHARE(FF)             DATE(1)
    ------------      ----------    ----------      --------       --------          ---------             -------

July 27, 1992                784           784            20       2,000(2)           28.80             October 5, 2000

March 19, 1996             1,000           308           219      21,900(2)          160                 March 18, 2001

May 22, 1997               4,000         4,000         1,000       1,000             250                   May 21, 2002

May 19, 1998              32,000        30,000        30,000      30,000             574                   May 18, 2003

August 19, 1998            2,000         2,000         2,000       2,000             546.50             August 18, 2003

May 19, 1999               4,000             0             0        N/A               N/A                    N/A

---------------

(1) The warrants under each plan may have various expiration dates. In each case, the latest expiration date of warrants issued under the plan is indicated.

(2) Adjusted to reflect the 100-for-1 share split approved by the shareholders on April 29, 1996.

         As of May 31, 1999, an aggregate of 20,100 Ordinary Shares could be purchased pursuant to outstanding warrants held by directors (other than executive officers) of the Company as a group (four persons), and no outstanding warrants were held by executive officers or senior management of the Company.


             ITEM 13: INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Not applicable.


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

         The net proceeds from the offering after underwriting discounts and commissions and other expenses were $90,203,350. In the period from the effectiveness of the registration statement to December 31, 1998, the Company has expended (U.S. dollar amounts converted from French Francs at the December 31, 1998 exchange rate of FF5.5870 to $1.00):

         FF 85 million ($15.2 million) on the construction of plant, building and facilities;

         FF 120 million ($21.5 million) on the purchase and installation of machinery and equipment;

         FF 36 million ($6.4 million) on the repayment of indebtedness; and

         FF 150 million ($26.8 million) as working capital (including research and development and general and administrative expenditures).

         As the period for which the above amounts are presented do not correspond precisely to accounting periods of the Company and as the categories do not in all cases correspond to those used by the Company in its accounting procedures, these amounts represent reasonable estimates made by the Company for each category of expenditures.

         As of December 31, 1998, the Company had FF 320.7 million ($57.4 million) invested in money market funds and short-term certificates of deposit.

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

                          INDEX TO FINANCIAL STATEMENTS

         The following financial statements of Genset S.A. and its Subsidiaries are filed as part of this Annual Report, together with the report of the independent accountants. Financial statement schedules are omitted as the information is not required, is not applicable, or the information is presented in the financial statements or notes thereto.


                                                                                                Page
                                                                                                ----

Independent Auditor's Report.............................................................        F-1

Consolidated Balance Sheets as of December 31, 1997 and 1998............................         F-2

Consolidated Statements of Operations for the years ended
         December 31, 1996, 1997 and 1998................................................        F-4

Consolidated Statements of Shareholders' Equity for the years ended
         December 31, 1996, 1997 and 1998...............................................         F-5

Consolidated Statements of Cash Flows for the years ended
         December 31, 1996, 1997 and 1998...............................................         F-6

Notes to the Consolidated Financial Statements..........................................         F-7

                               INDEX TO EXHIBITS

1.1  P  STATUTS of Genset S.A. amended through January 29, 1999

1.2+ P Amendment dated as of May 12, 1998 to Agreement dated as of September 26, 1996, between the Company and Janssen Pharmaceutica, N.V.

1.3+ P  Amendment dated as of June 30, 1998 to the Technology License
        Agreement dated as of December 28, 1997, between the Company and Ceres, Inc.

1.4+ P Amended and Restated Services Agreement dated as of June 30, 1998 replacing the Services Agreement dated as of December 28, 1997, between the Company and Ceres, Inc.

1.5+ P Amendment dated as of June 30, 1998 to the Series A Preferred Stock Issuance Agreement dated as of December 28, 1997, between the Company and Ceres, Inc.

1.6+ P Amendment dated September 8, 1998 to the Alliance Agreement dated as of July 15, 1997 between the Company and Abbott Laboratories

1.7+ P Amendment dated September 8, 1998 to the Subscription Agreement dated as of July 15, 1997 between the Company and Abbott Laboratories

1.8+ P Second Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of December 31, 1998, by and among Ceres, Inc., certain founders of Ceres, Inc., the Company and the other investors in Ceres, Inc.

1.9 P Amended and Restated Investors Rights Agreement dated as of December 31, 1998, by and between Ceres, Inc., the Company and the other investors in Ceres, Inc.

2.1+ P License Agreement (No .1) dated as of August 10, 1998 between the Company and Lederle-Praxis Biologicals, a Division of American Cyanamid Company

2.2+ P License Agreement (No .2) dated as of August 10, 1998 between the Company and Lederle-Praxis Biologicals, a Division of American Cyanamid Company

2.3+ P Research and License Agreement dated as of October 2, 1998 between the Company and Pharmacia and Upjohn Company

---------------

+ Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.
P Filed concurrently with the Securities and Exchange Commission in paper format under cover of Form SE.

                                    SIGNATURE


         Pursuant to the requirements of Section 12 of the Securities and Exchange Act 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             GENSET S.A.





Dated:   June 28, 1999                       By:    /s/ Deborah A. Smeltzer
                                                    ----------------------------
                                             Name:  Deborah A. Smeltzer
                                             Title: Chief Financial Officer

                         Report of Independent Auditors



To the directors and shareholders of Genset, S.A.:

         We have audited the accompanying consolidated balance sheets of Genset, S.A. and subsidiaries as of December 31, 1998 and 1997 and the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles in the United States.



/s/ JEAN-YVES JEGOUREL
-----------------------------
Jean-Yves Jegourel
Ernst & Young Audit

Paris, France
February 9, 1999

                                     GENSET
                           CONSOLIDATED BALANCE SHEETS

                             (AMOUNTS IN THOUSANDS)

                                     ASSETS



                                                                                                 DECEMBER 31,
                                                                                ---------------------------------------------------
                                                                                   1998          1998          1998         1997
                                                                                ---------- ------------- -------------  -----------
                                                                                    US$           EURO           FF           FF
CURRENT ASSETS:
     Cash and cash equivalents ..............................................      58,943        50,204       329,315      461,437
     Short-term investments .................................................                                                  285
     Accounts receivable (less allowance for doubtful accounts
          of FF 418 in 1998, FF 415 in 1997 and FF 293 in 1996) .............       6,468         5,509        36,136       14,273
     Receivable from affiliates .............................................       2,285         1,946        12,767
     Receivable from State ..................................................       3,877         3,302        21,661       17,745
     Inventory ..............................................................       1,218         1,037         6,805        3,901
     Prepaid expenses and other current assets ..............................       1,922         1,637        10,738       10,347
                                                                                ---------- ------------- -------------  -----------
          TOTAL CURRENT ASSETS ..............................................      74,713        63,635       417,422      507,988
                                                                                ---------- ------------- -------------  -----------
PROPERTY AND EQUIPMENT:
     Leasehold improvements and fixtures ....................................      15,075        12,840        84,223       60,264
     Laboratory equipment ...................................................      19,118        16,284       106,815       76,452
     Office and computer equipment ..........................................       7,530         6,414        42,071       27,510
     Construction in progress ...............................................       4,420         3,765        24,697       13,372
                                                                                ---------- ------------- -------------  -----------
          Total property and equipment ......................................      46,143        39,303       257,806      177,598
     Less accumulated depreciation and amortization .........................     (15,808)      (13,464)      (88,319)     (64,673)
PROPERTY AND EQUIPMENT, NET .................................................      30,335        25,839       169,487      112,925
                                                                                ---------- ------------- -------------  -----------
Other assets:
     Research  and  development tax credit receivable, less current portion .      10,508         8,950        58,706        48,973
     Patent development costs (less accumulated amortization of FF 4,502
               in 1998, FF 3,004 in 1997 and FF 1,875 in 1996) ..............         784           668         4,382         2,693
     Investments in affiliates ..............................................       2,284         1,945        12,759             -
     Other long term assets .................................................         654           557         3,655         2,337
                                                                                ---------- ------------- -------------  -----------
          TOTAL ASSETS ......................................................     119,278       101,594       666,411       674,916
                                                                                ---------- ------------- -------------  -----------
                                                                                ---------- ------------- -------------  -----------



            See notes to condensed consolidated financial statements.




The financial information expressed in U.S.$ and euros are presented solely for the convenience of the reader and is translated from French francs at the noon buying rate in New York on December 31, 1998 which was FF 5.5870 for each U.S.$ and at the fixed rate of 6.55957 for each euro.

                                     GENSET
                           CONSOLIDATED BALANCE SHEETS
                                  (CONTINUED)
                             (AMOUNTS IN THOUSANDS)

                      LIABILITIES AND SHAREHOLDERS' EQUITY


                                                                                                    DECEMBER 31,
                                                                                ----------------------------------------------
                                                                                   1998        1998        1998        1997
                                                                                ----------  ----------  ----------  ----------
                                                                                     US$        EURO         FF          FF
  CURRENT LIABILITIES:
      Current portion of long term debt ....................................        3,827       3,260      21,383      18,436
      Current portion of capital lease obligation ..........................          365         311       2,037       1,462
      Accounts payabl ......................................................       13,287      11,318      74,244      42,431
      Accrued expenses .....................................................        1,989       1,694      11,112       8,442
      Deferred revenues ....................................................        2,053       1,749      11,470      10,594
                                                                                ----------  ----------  ----------  ----------
          TOTAL CURRENT LIABILITIES ........................................       21,521      18,332     120,246      81,365
                                                                                ----------  ----------  ----------  ----------
  Long-term debt, less current portion .....................................        8,413       7,166      47,006      39,742
  Capital lease obligation, less current portion ...........................          598         509       3,339       1,272
  Minority interest ........................................................          404         344       2,255           -
                                                                                ----------  ----------  ----------  ----------
          Total long term liabilities ......................................        9,415       8,019      52,600      41,014
                                                                                ----------  ----------  ----------  ----------
  SHAREHOLDERS' EQUITY:
      Common stock, FF 17 nominal value; 7,419,706 and 7,189,087 shares issued and outstanding - December 31, 1998 and
          December 31, 1997, respectively ..................................       22,577      19,229     126,135     122,214
      Additional paid-in capital ...........................................      105,746      90,067     590,804     686,479
      Accumulated deficit ..................................................      (35,996)    (30,659)   (201,108)   (244,096)
      Less ad ..............................................................          (41)        (35)       (231)       (596)
      Deferred compensation ................................................       (4,007)     (3,413)    (22,389)    (11,542)
      Cumulative translation adjustment ....................................           63          54         354          78
                                                                                ----------  ----------  ----------  ----------
          TOTAL SHAREHOLDERS' EQUITY .......................................       88,342      75,243     493,565     552,537
                                                                                ----------  ----------  ----------  ----------
          TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY .......................      119,278     101,594     666,411     674,916
                                                                                ----------  ----------  ----------  ----------
                                                                                ----------  ----------  ----------  ----------


  See notes to condensed consolidated financial statements.

The financial information expressed in U.S.$ and euros are presented solely for the convenience of the reader and is translated from French francs at the noon buying rate in New York on December 31, 1998 which was FF 5.5870 for each U.S.$ and at the fixed rate of 6.55957 for each euro.

                                     GENSET
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                   YEAR ENDED DECEMBER 31,
                                                            ----------------------------------------------------------------------
                                                                   1998          1998           1998          1997          1996
                                                            ------------- -------------  ------------- ------------- -------------
                                                                    US$           EURO            FF            FF            FF
Research and development revenues .......................         25,005        21,297        139,702        64,232        16,135
Oliogonucleotide sales ..................................          6,591         5,614         36,824        34,458        32,426
                                                            ------------- -------------  ------------- ------------- -------------
     TOTAL REVENUES .....................................         31,596        26,911        176,526        98,690        48,561
                                                            ------------- -------------  ------------- ------------- -------------
Research and development expenses .......................        (39,604)      (33,732)      (221,269)     (152,349)      (88,006)
Cost of goods sold ......................................         (3,131)       (2,667)       (17,494)      (20,764)      (21,398)
Selling and marketing expenses ..........................         (1,443)       (1,229)        (8,061)       (7,296)       (4,767)
General and administrative expenses .....................        (10,201)       (8,689)       (56,995)      (45,927)      (30,865)
                                                            ------------- -------------  ------------- ------------- -------------
     TOTAL OPERATING EXPENSES ...........................        (54,379)      (46,317)      (303,819)     (226,336)     (145,036)
                                                            ------------- -------------  ------------- ------------- -------------
     LOSS FROM OPERATIONS ...............................        (22,783)      (19,406)      (127,293)     (127,646)      (96,475)
                                                            ------------- -------------  ------------- ------------- -------------
Interest income .........................................          2,663         2,268         14,876        16,020        11,888
Interest expense ........................................           (656)         (559)        (3,665)       (3,466)       (2,668)
Foreign exchange gain (loss) ............................         (1,044)         (889)        (5,834)        1,941           298
Minority interest .......................................              3             2             16             -             -
Other income ............................................            195           166          1,089           150            56
Gain on sale of stocks by equity investee ...............          2,715         2,312         15,167             -             -
Equity in loss of affiliated companies ..................         (1,524)       (1,298)        (8,514)            -             -
                                                            ------------- -------------  ------------- ------------- -------------
     LOSS BEFORE INCOME TAX .............................        (20,431)      (17,404)      (114,158)     (113,001)      (86,901)
                                                            ------------- -------------  ------------- ------------- -------------
Income tax benefit ......................................          3,155         2,687         17,628        19,147        21,815
                                                            ------------- -------------  ------------- ------------- -------------
     NET LOSS ...........................................        (17,276)      (14,717)       (96,530)      (93,854)      (65,086)
                                                            ------------- -------------  ------------- ------------- -------------
                                                            ------------- -------------  ------------- ------------- -------------

Loss per ordinary share                                            (2.37)        (2.02)        (13.24)       (13.54)       (11.66)
Weighted average number of ordinary shares outstanding ..          7,293         7,293          7,293         6,932         5,581

Loss per ADS (American Depositary Share) ................          (0.79)        (0.67)         (4.41)        (4.51)        (3.89)
Weighted average number of equivalent ADSs outstanding ..         21,879        21,879         21,879        20,796        16,743


As of December 31, 1998, there were oustanding 7,419,706 ordinary shares, or 22,259,118 equivalent ADSs.

              CONSOLIDATED STATEMENTS OF COMPREHENSIVE OPERATIONS

                                                                                   YEAR ENDED DECEMBER 31,
                                                            ----------------------------------------------------------------------
                                                                   1998          1998           1998          1997          1996
                                                            ------------- -------------  ------------- ------------- -------------
                                                                   US$           EURO            FF            FF            FF
     NET LOSS ..........................................         (17,276)      (14,717)       (96,530)      (93,854)      (65,086)

Change in cumulative translation adjustment ............              49            42            276          (391)          (46)
                                                            ------------- -------------  ------------- ------------- -------------
     COMPREHENSIVE NET LOSS ............................         (17,227)      (14,675)       (96,254)      (94,245)      (65,132)
                                                            ------------- -------------  ------------- ------------- -------------
                                                            ------------- -------------  ------------- ------------- -------------

           See notes to condensed consolidated financial statements.

The financial information expressed in U.S.$ and euros are presented solely for the convenience of the reader and is translated from French francs at the noon buying rate in New York on December 31, 1998 which was FF 5.5870 for each U.S.$ and at the fixed rate of 6.55957 for each euro.

                                     GENSET
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

             (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


                                                  ORDINARY SHARES  ADDITIONAL  ACCUMU-   ADVANCES   DEFERRED   CUMULATIVE   SHARE-
                                                ------------------   PAID-IN    LATED    TO SHARE-  COMPEN-   TRANSLATION  HOLDERS'
                                                 SHARES *   AMOUNT   CAPITAL   DEFICIT    HOLDERS   SATION     ADJUSTMENT   EQUITY
                                                ---------  -------  ---------  --------  ---------  --------  -----------  --------
                                                              FF       FF         FF         FF        FF          FF         FF
AT JANUARY 1, 1996 ...........................  4,098,900   69,681    73,629    (85,156)              (1,078)         515    57,591
Exercise of stock options ....................     97,800    1,663       886                                                  2,549
Exercise of warrants .........................     76,300    1,297     2,999                                                  4,296
Shares issued to employee savings plan .......      7,485      127     1,362                                                  1,489
Exercice of options and warrants funded by
     advances to shareholders ................                                             (1,639)                           (1,639)
Issuance of ordinary shares at
     FF 166.86 per share .....................    419,500    7,132    62,866                                                 69,998
Issuance of ordinary shares in public
     offering, less costs of raising capital..  2,070,000   35,190   431,772                                                466,962
Deferred compensation arising from
     stock option grants .....................                        14,247                         (14,247)
Grant of warrants to CEPH ....................                        18,300                                                 18,300
Subscription of warrants .....................                           125                                                    125
Amortization of deferred compensation ........                                                         5,904                  5,904
Translation adjustment .......................                                                                       (46)       (46)
Net loss .....................................                                  (65,086)                                    (65,086)
                                                ---------  -------  ---------  --------  ---------  --------  -----------  --------
AT DECEMBER 31, 1996 .........................  6,769,985  115,090   606,186   (150,242)   (1,639)    (9,421)        469    560,443
                                                ---------  -------  ---------  --------  ---------  --------  -----------  --------

Exercise of stock options from FF 28.80
     to FF 207.50 per share ..................     36,600      622     2,547                                                  3,169
Exercise of warrants from FF 28.80
     to FF 250 per share .....................    205,000    3,484    15,414                                                 18,898
Exercice of options and warrants funded by
     advances to shareholders ................                                             1,043                              1,043
Issuance of ordinary shares at
     FF 336.39 per share .....................    177,502    3,018    56,692                                                 59,710
Deferred compensation arising from stock
     option grants ...........................                         5,624                          (5,624)                     -
Subscription of warrants .....................                            16                                                     16
Amortization of deferred compensation ........                                                         3,503                  3,503
Translation adjustment .......................                                                                      (391)      (391)
Net loss .....................................                                  (93,854)                                    (93,854)
                                                ---------  -------  ---------  --------  ---------  --------  -----------  --------
AT DECEMBER 31, 1997 .........................  7,189,087  122,214   686,479   (244,096)     (596)   (11,542)         78    552,537
                                                ---------  -------  ---------  --------  ---------  --------  -----------  --------

Exercise of stock options  from FF 28.80
     to FF 390 per share .....................    130,719    2,223    18,524                                                 20,747
Exercise of warrants from FF 28.80
     to FF 250 per share .....................     99,900    1,698     6,982                                                  8,680
Exercice of options and warrants funded by
     advances to shareholders ................                                                365                               365
Accumulated deficit moved to APIC ............                      (139,518)   139,518                                           -
Deferred compensation arising from stock
     option grants ...........................                        18,209                         (18,209)                     -
Subscription of warrants .....................                           128                                                    128
Amortization of deferred compensation ........                                                         7,362                  7,362
Translation adjustment .......................                                                                       276        276
Net loss .....................................                                  (96,530)                                    (96,530)
                                                ---------  -------  ---------  --------  ---------  --------  -----------  --------
AT DECEMBER 31, 1998 .........................  7,419,706  126,135   590,804   (201,108)     (231)   (22,389)        354    493,565
                                                ---------  -------  ---------  --------  ---------  --------  -----------  --------
                                                ---------  -------  ---------  --------  ---------  --------  -----------  --------

AT DECEMBER 31, 1998
     (IN THOUSANDS OF EUROS) .................              19,229    90,067    (30,659)      (35)    (3,413)         54     75,243
                                                           -------  ---------  --------  ---------  --------  -----------  --------
                                                           -------  ---------  --------  ---------  --------  -----------  --------
AT DECEMBER 31, 1998
     (IN THOUSANDS OF U.S.$) .................              22,577   105,746    (35,996)      (41)    (4,007)         63     88,342
                                                           -------  ---------  --------  ---------  --------  -----------  --------
                                                           -------  ---------  --------  ---------  --------  -----------  --------

       See notes to audited condensed consolated financial statements.

     * Restated to reflect April 1996 100-for-1 stock split.

     The financial information expressed in U.S.$ and euros are presented solely for the convenience of the reader and is translated from French francs at the noon buying rate in New York on December 31, 1998 which was FF 5.5870 for each U.S.$ and at the fixed rate of 6.55957 for each euro.

                                     GENSET
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (AMOUNTS IN THOUSANDS)

                                                                                     YEAR ENDED DECEMBER 31,
                                                              ------------------------------------------------------------
                                                                  1998       1998         1998        1997       1996
                                                              ----------  -----------  ----------  ----------  ----------
                                                                   US$       EURO         FF           FF         FF
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss ....................................................  (17,276)     (14,717)     (96,530)    (93,854)    (65,086)
Adjustments to reconcile net loss to net cash used in
        operating activities:
    Depreciation and amortization of property and
          equipment and intangibles .........................    4,567        3,890       25,516      25,235      14,908
    Stock compensation expense ..............................    1,318        1,122        7,362       3,503       5,902
    Non-cash R&D revenue ....................................   (1,836)      (1,564)     (10,257)          -           -
    Equity in loss of affiliated companies ..................    1,524        1,298        8,514           -           -
    Gain on sale of stocks by equity investee ...............   (2,715)      (2,312)     (15,167)          -           -
    Goodwill amortization ...................................      758          646        4,235           -           -
    Variation of minority interests .........................      404          344        2,257           -           -
    Increase (decrease) in cash from:
        Accounts receivable - trades ........................   (3,941)      (3,356)     (22,011)        448      (6,225)
        Accounts receivable - affiliates ....................   (2,286)      (1,947)     (12,770)          -           -
        State receivable ....................................   (2,443)      (2,080)     (13,646)    (24,821)    (23,036)
        Inventory ...........................................     (520)        (443)      (2,903)     (1,065)     (1,415)
        Prepaid expenses and other current assets ...........      (71)         (61)        (399)      3,896      (1,499)
        Accounts payable ....................................    5,667        4,826       31,659      15,739       7,330
        Accrued expenses ....................................      483          411        2,699       1,358       3,299
        Deferred revenue ....................................      156          133          871       9,445       1,115
        Other ...............................................     (202)        (172)      (1,129)       (536)       (818)
                                                              ---------     --------    ---------  ----------  ----------
            NET CASH USED IN OPERATING ACTIVITIES ...........  (16,413)     (13,982)     (91,699)    (60,652)    (65,525)
                                                              ---------     --------    ---------  ----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
    Proceeds from sales of short term investments ...........       50           43          280           -       6,268
    Purchases of investments ................................        -            -            -         508           -
    Purchases of property and equipment .....................  (13,679)     (11,651)     (76,426)    (82,773)    (23,609)
    Payment of patent development costs and
       acquisition of other intangibles .....................     (611)        (520)      (3,414)     (2,449)       (516)
    Other ...................................................      (15)         (13)         (84)          -           -
                                                              ---------     --------    ---------  ----------  ----------
            NET CASH USED IN INVESTING ACTIVITIES ...........  (14,255)     (12,141)     (79,644)    (84,714)    (17,857)
                                                              ---------     --------    ---------  ----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Proceeds from loans .....................................    5,370        4,573       30,000      30,554      18,178
    Repayment of loans ......................................   (3,534)      (3,010)     (19,747)    (22,742)     (5,720)
    Principal payments on capital lease obligations .........     (261)        (222)      (1,458)     (1,747)     (3,225)
    Cash proceeds from sale of common stock .................    5,316        4,528       29,920      82,837     550,954
                                                              ---------     --------    ---------  ----------  ----------
            NET CASH PROVIDED BY FINANCING ACTIVITIES .......    6,891        5,869       38,715      88,902     560,187
                                                              ---------     --------    ---------  ----------  ----------
Effect of exchange rate changes on cash and cash equivalents.      129          110          506        (872)       (103)
Net decrease in cash and cash equivalents ...................  (23,648)     (20,142)    (132,122)    (57,336)    476,702
Cash and cash equivalents, beginning of period ..............   82,591       70,346      461,437     518,773      42,071
                                                              ---------     --------    ---------  ----------  ----------
CASH AND CASH EQUIVALENTS, END OF PERIOD ....................   58,943       50,204      329,315     461,437     518,773
                                                              ---------     --------    ---------  ----------  ----------
                                                              ---------     --------    ---------  ----------  ----------

            See notes to condensed consolidated financial statements.

     The financial information expressed in U.S.$ and euros are presented solely for the convenience of the reader and is translated from French francs at the noon buying rate in New York on December 31, 1998 which was FF 5.5870 for each U.S.$ and at the fixed rate of 6.55957 for each euro.

                                    GENSET SA


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

         The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries globally integrated as well as the accounts of its minority-owned affiliates integrated using the equity method.


                                                                       Percentage       Accounting
         Name of Investee          Headquarters                       of Ownership      Policies
         ----------------          ------------                       ------------      --------
         SUBSIDIARIES
         Genset Corp               875 Prospect Street, Suite 206          100%         consolidation
                                   La Jolla, CA 92037, USA

         Genset KK                 SCB #3 - Kyoto Research Park            100%         consolidation
                                   1 Awata-cho Chudoji
                                   Shimogyo-Ku
                                   Kyoto 600-8815, Japan

         Genset Singapore          The Alpha bldg #04-28                    52.60%      consolidation
         Biotechnology Pte Ltd     Singapore Science Park II
                                   10 Science Park Road,
                                   Singapore 117684

         AFFILIATES
         Surgen Ltd                c/o Royal College of Surgeons            50%           equity method
                                   in Ireland
                                   123 St Stephen's Green
                                   Dublin 2, Ireland

         Ceres Inc.                3007 Malibu Canyon                        8.41%        equity method
                                   Malibu, CA 90265, USA

         All intercompany accounts and transactions of companies globally integrated have been eliminated. The fiscal year-end is December 31, 1998 for all subsidiaries and affiliates.

         The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from French francs at the noon buying rate in New York on December 31, 1998 which was

FF 5.5870 for each U.S. dollar. Certain prior year amounts have been reclassified to conform to the current year presentation.

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

CONVERSION OF ACCOUNTS INTO EUROS

         The Company converted all its accounts and accounting systems to euros effective January 1, 1999. Its official year-end 1998 accounts are published in both French francs and euros, and the Company intends, beginning with its first quarter 1999 accounts, to publish its accounts in euros. The Company will continue to provide a translation of its annual audited and quarterly unaudited accounts into U.S. dollars in English language documents distributed in the United States and in other countries outside France.

         The Company converted all its French franc denominated cash and financial instruments into euros effective January 1, 1999, and has since accounted for all transactions in euros. The Company accepts invoices from suppliers either in euros or other currencies, but will account for all invoices in euros.

REVENUE RECOGNITION

         Revenues from oligonucleotide sales and related products are recognized upon shipment. Revenues from research collaborations with strategic alliance partners are recognized on a basis consistent with the performance requirements of the contract. Certain fees payable to the Company under these contracts are milestone-related and are due in accordance with the terms of each contract when the milestone is achieved. The Company recognizes this milestone-related revenue only when each milestone has been fully performed, as agreed by the parties. Costs incurred under these contracts are considered costs in the period incurred, regardless of when the related revenue is recognized. Payments received in advance of performance are recorded as deferred revenue.

         The Company recognizes revenue from unconditional, non-refundable grants received from governmental agencies in the period granted. Revenue from conditional grants received is recognized when all conditions stated in the grant have been met. Revenue from grants funding long-term research programs are recognized on the percentage-of-completion method when there are no set milestones or other technical requirements. Once stated conditions, milestones or other requirements have been met, such grants are non-refundable.

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

CONCENTRATION OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

         The Company's customers consist principally of pharmaceutical companies, research centers, hospitals and other state and privately owned entities throughout Europe, the United States and Asia. The Company performs ongoing credit evaluations of its customers' financial condition, and generally no collateral is required. The Company maintains provisions for potential credit losses, and such losses have been within management's expectations. The activity in the allowance for doubtful accounts may be summarized as follows:

                                                          1998       1997      1996
                                                          ----       ----      ----
              Allowance balance at January 1              415        293        90
              Amounts charged to expense                   16        170       210
              Amounts written off                         (13)       (48)       (7)
                                                          ----       ----      ----
              Allowance balance at December 31            418        415       293
                                                          ----       ----      ----
                                                          ----       ----      ----

         In 1998, seven strategic alliance partners, which include one affiliate, accounted for FF 139,449, or 79%, of consolidated revenues. Amounts receivable from these seven partners at December 31, 1998, totaled FF 33,126.

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

NET LOSS PER SHARE

         On December 31, 1997, the Company adopted Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128"). Prior to the adoption of SFAS 128, net loss per share has been calculated in accordance with the provisions of Accounting Principles Board Opinion 15, "Earnings Per Share" ("APB 15"), using the weighted average number of shares and dilutive equivalent shares from stock options and warrants using the treasury stock method. SFAS 128 replaces the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share exclude any dilutive effects of stock options and warrants. Pursuant to SFAS 128, the Company is required to change the method currently used to compute loss per share and to restate all prior periods.

         There is no impact of adopting SFAS 128 on the previous calculation of loss per share for the years ended December 31, 1996 and 1995. As net losses have been reported in these periods, the dilutive effects of stock options and warrants were excluded from the calculation of net loss per share under APB 15.

CASH EQUIVALENTS AND INVESTMENTS

         The Company considers all highly liquid investments with insignificant interest rate risk and purchased with an original maturity of three months or less to be cash equivalents. Such investments totaled FF 320,721 and FF 458,587 at December 31, 1998 and 1997, respectively.

         Cash equivalents and investments, all classified as available-for-sale, include marketable securities which are principally money market funds and short-term certificates of deposit. The cost associated with such securities approximates fair value.

         In 1998, the Company booked a net exchange loss of FF 3,241. Gross realized and unrealized gains and losses on sales of available-for-sale securities during 1997 and 1996 were immaterial.

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

PROPERTY AND EQUIPMENT

         Property and equipment is stated at cost. Depreciation and amortization are charged to expense over the expected useful lives of the assets as follows:

                                                Method             Period
                                                ------             ------
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

         Long-lived assets are written-down when, as a result of events and changes in circumstances within the year, their recoverable value based on undiscounted future cash flow appears to be permanently less than their carrying value.

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

EMPLOYEE STOCK OPTION PLANS

         In 1996, the Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock Based Compensation." As permitted by SFAS 123, the Company has elected to continue to account for its employee stock option plans in accordance with the provisions of the Accounting Principles Board opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees," which requires that compensation expense be recorded when the option exercise price is less than the market value of the underlying share on the grant date.

SEGMENT INFORMATION

         Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 superseded Statement No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. The Company considers its various research and production activities to be integrated components of its single business segment, the discovery, development and marketing of products derived from DNA and genetics research.

RECENT PRONOUNCEMENTS

         In March 1998, the American Institute of Certified Public Accountant issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company plans to adopt the SOP on January 1, 1999. The SOP will require the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use. The Company currently expenses such costs as incurred. The Company has not yet determined the impact of adopting this SOP.

         In June 1998, the Financial Accounting Standard Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. This statement is effective for fiscal years beginning after June 15, 1999, and will be adopted by the Company for the year ending December 31, 2000. Because the Company expects to make minimal or no use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or on the financial position of the Company.


2.       RESEARCH AND COLLABORATION AGREEMENTS

         On October 2, 1998, the Company entered into a two-year pharmacogenomics collaboration with Pharmacia & Upjohn. Under the terms of the agreement, the Company will use its pharmacogenomics technology to discover markers and genes involved in response to a Pharmacia & Upjohn compound. The collaboration is also intended to enhance Pharmacia & Upjohn's discovery research program by identifying targets for the development of new compounds. In connection with the collaboration, Genset will receive research fees, research milestone and clinical milestone payments, and royalty payments on future sales of the collaborative compound that would make use of the pharmacogenomics discoveries. Royalties would also be awarded for second-generation compounds that are discovered, developed and commercialized by Pharmacia & Upjohn based on genes identified through the research collaboration.

         On August 10, 1998, the Company entered into an exclusive license agreement with Wyeth-Lederle Vaccines, a business unit of Wyeth-Ayerst Laboratories, division of American Home Products Corporation. Under the terms of the license agreement, Genset granted Wyeth-Lederle Vaccines an exclusive worldwide royalty-bearing license to its know-how and patent applications covering the entire CHLAMYDIA PNEUMONIAE and CHLAMYDIA TRACHOMATIS L2 strain genomic sequences for the development and commercialization of vaccines. In consideration of the rights granted to Wyeth-Lederle Vaccines, the Company received an initial license fee and could receive payments upon the achievement of certain clinical development milestones. In addition, the Company will receive royalty payments on all future sales of vaccines that are discovered and developed using the licensed technologies.

         On December 28, 1997, the Company entered into a series of agreements with Ceres, Inc. ("Ceres"), a company specializing in the field of agricultural biotechnology. The collaboration consists of three parts: (i) the acquisition of an approximately 20% equity interest in Ceres by the Company; (ii) an agreement for sequencing and bioinformatics services to be provided by the Company for which Ceres will make quarterly payments and issue additional equity to the Company; and (iii) an exclusive license agreement providing Ceres access, on a royalty-free basis, to certain of the Company's technologies for applications in agricultural genetics. The service and license agreements were amended in the course of 1998 to expand the program. In addition, as a result of new financings by Ceres, the Company's percentage equity interest has been reduced. Under the services agreement, the Company has been granted additional equity upon achievement of certain milestones. At December 31, 1998, the difference between the book value of the investment in Ceres and the underlying equity in the net assets was FF 2,632, which has been recorded as gain on sale of stocks by equity investee for FF 15,167, resulting from successive decreases in the percentage of interest from approximately 20% to 8.4%, as goodwill a mortization for FF 4,235 and as equity in loss of affiliated companies for FF 8,300.

         On July 25, 1997, the Company entered into an exclusive license agreement with Genetics Institute, a subsidiary of American Home Products. Under this agreement, Genetics Institute has licensed from the Company approximately 2,000 SignalTag-TM- sequences and full-length clones for secreted proteins for inclusion in Genetics Institute's DiscoverEase-Registered Trademark- program. The Company will receive payments of up to FF 120 million based on the delivery of clones to Genetics Institute and orders received from DiscoverEase-Registered Trademark- subscribers.

         Effective as of July 15, 1997, the Company entered into a strategic alliance with Abbott Laboratories in the field of pharmacogenomics for the development of genetic markers and diagnostic tests for the analysis of drug response. The strategic alliance is comprised of three parts: (i) a subscription agreement; (ii) an exclusive 18 month research and license agreement for the development of genetic markers and discovery of genes associated with drug response to and side effects of an Abbott drug for the treatment of asthma, Zyflo-Registered Trademark- (zileuton), for which Abbott has agreed to provide research and development funding and milestone payments that could total up to approximately FF 135 million; and (iii) an exclusive collaboration for the development of diagnostic systems for pharmacogenomics research programs. Pursuant to the subscription agreement and subsequent amendments between the parties, Abbott made an equity investment in the Company on September 19, 1997 of approximately FF 60 million and the Company has a two-year put option, that is exercisable until September 7, 2000, subject to certain conditions, to sell an additional approximately FF 60 million of the Company's equity to Abbott at the then current market price.

         Effective September 26, 1996, the Company entered into a strategic alliance with Janssen Pharmaceutica N.V., an affiliate of Johnson & Johnson, for the discovery of genes associated with schizophrenia. The term of the agreement was for a period of two years, commencing on September 26, 1996. The parties have agreed to continue research under the agreement through April 1999. In anticipation of the agreement, on May 10, 1996, Johnson & Johnson Development Corporation purchased 119,900 ordinary shares of the Company for FF 20,007.

         On May 9, 1996, the Company entered into a research and development collaboration agreement with the French pharmaceuticals company Synthelabo (the "Synthelabo Agreement") to discover and sequence genes involved in or associated with prostate cancer. Pursuant to the Synthelabo Agreement, Synthelabo made an equity investment of approximately FF 50 million and agreed to provide an aggregate of FF 355 million in research funding and milestones payable as and when certain research, patent and clinical objectives are met. In addition, the Company will receive royalty payments on any future drug sales, which may result from the use of certain of the Company's research conducted pursuant to the terms of the Synthelabo Agreement. The term of the initial research program was two years, commencing on May 9, 1996. Subsequently, the Company and Synthelabo extended the Research Program for a third year ending in May 1999.

         Aggregate revenues of FF 139,449 and FF 55,275 were recorded from these research and collaboration agreements during 1998 and 1997, respectively.


3.       AGREEMENTS WITH THE CLINICAL AND RESEARCH INSTITUTIONS

         In October 1997, the Company formed a strategic research collaboration with the Royal College of Surgeons in Ireland (RCSI) to perform large-scale cardiovascular genomic research programs based on association studies. As part of the collaborative arrangement, the Company and RCSI have formed Surgen, a 50:50 owned dedicated joint venture located in Dublin, Ireland. Surgen conducts sample collection and storage, DNA extraction, cell immortalization, and, more generally, all operations connected with the DNA banking part of this project.

         In April 1996, the Company entered into an agreement with the CENTRE D'ETUDE DU POLYMORPHISME HUMAIN ("CEPH") setting out the terms of the transfer to the Company of CEPH's mapping team and of certain proprietary materials and data and the terms of collaboration between the Company and CEPH relating to research on aging. The Company granted warrants to CEPH for the purchase of 209,800 ordinary shares of the Company at an exercise price of FF 100 per share. All of the warrants have been exercised. These warrants were valued at a total of FF 18,300 and have been recorded as prepaid research and development expense. Such prepaid expense is being amortized over the period that services were to be provided to the Company under the agreement. Amortization expense of FF 668 and FF 10,457 was recorded in the years ended December 31, 1998 and 1997, respectively.

         The Company entered into an agreement effective as of July 1, 1994 with the ASSOCIATION FRANCAISE CONTRE LES MYOPATHIES (the "AFM"), a private non-profit association founded to combat neuromuscular diseases, and Genethon, a private non-profit association. Pursuant to this agreement, the AFM made an equity investment of approximately FF 11,000 in the Company and agreed to loan the Company FF 16,000 over a two-year period commencing on January 1, 1995. The loan is repayable with interest calculated at the French daily money market rates, which was 3.0927% at December 31, 1998, in four annual installments due December 31, 1997 through 2000.


4.       INVENTORIES

         The Company's inventories at December 31 comprised:

                                                           1998                1997
                                                           ----                ----
                  Raw materials and supplies              6,805               3,641
                  Work-in-process                            --                 260
                                                         ------              ------
                  Total                                   6,805               3,901
                                                         ------              ------
                                                         ------              ------

         No provisions were recorded in 1998 or 1997.

5.       FIXED ASSETS

         The Company's fixed assets at December 31 are broken down as follows:

                                                                            1998       1997
                                                                            ----       ----
                  Leasehold improvements                                  84,223     60,264
                  Laboratory equipment                                   106,815     76,452
                  Furnishings - office and computer equipment             42,071     27,510
                  Fixed assets under construction                         24,697     13,372
                                                                          ------     ------
                  Total cost                                             257,806    177,598
                                                                         -------    -------
                                                                         -------    -------
                  Less:  accumulated depreciation                        (88,319)   (64,673)
                                                                        --------   --------
                  Net fixed assets                                       169,487    112,925
                                                                         -------    -------
                                                                         -------    -------


         The increase in fixed assets in 1998 resulted primarily from: (i) the expansion and relocation of certain bioinformatics resources as well as the genomics analysis and medical research departments to the Genomics Research Center at Evry; and (ii) the new laboratory equipment for this Center and additional sequencing machines in the high-throughput sequencing laboratory.


6.       LONG-TERM DEBT

         The Company's long-term debt at December 31 comprised:

                                                                                      1998              1997
                                                                                      ----              ----
                  Bank loans bearing interest at rates of 4.25% to 8.25%            60,389            44,678
                  Conditional interest-free loan from French governmental agency       --              1,500
                  Amounts due to the AFM                                             8,000            12,000
                                                                                 ---------          --------
                  Total                                                             68,389            58,178
                                                                                 ---------          --------
                                                                                 ---------          --------
                  Less current portion                                             (21,383)          (18,436)
                                                                                  --------          --------
                  Total long term debt less current portion                         47,006            39,742
                                                                                 ---------          --------
                                                                                 ---------          --------

         The loans are to be repaid in monthly or quarterly installments through the year 2003. The average interest rates on these loans are 6.53% and 6.76% in 1998 and 1997, respectively.

         The Company has received interest-free loans from ANVAR (AGENCE NATIONALE DE VALORISATION DE LA RECHERCHE), an agency of the French government that provides financing to French companies for research and development. Repayment of the loans is contingent upon the technical and commercial success of the research programs to which they relate. Thus, the Company recorded in 1997 FF 8,500 in research revenues following the declaration of the technical and commercial failure of the early research program involved.

         At December 31, 1998, bank debt with a balance due of FF 3,372 is secured by equipment with a net book value of FF 27.

         Scheduled repayments of long-term debt are as follows:

                  1999                     21,383
                  2000                     18,703
                  2001                     13,858
                  2002                      9,504
                  2003                      4,941
                                          -------
                  Total                    68,389
                                          -------
                                          -------

         Interest paid in the years ended December 31, 1998, 1997 and 1996 was approximately FF 3,596, FF 2,605 and FF 1,610, respectively.


7.       SHAREHOLDERS' EQUITY

         All the equity amounts described below have been adjusted to reflect a 100-for-1 stock split which occurred in April 1996.

GENERAL

         At December 31, 1998, the issued and outstanding share capital of the Company consists of 7,419,706 ordinary shares, nominal value FF 17 per share.

         The shareholders' meeting of August 19, 1998 authorized the Board of Directors to convert the Company's share capital into euros, to round the nominal value per ordinary share to the nearest whole euro, and to proceed with a capital increase to give effect to the rounding by offsetting the required amount against the available capital reserves of the Company. The Board of Directors gave effect to the conversion in January.

         In August 1998, the shareholders approved a reduction of the accumulated deficit, which was effected by a setoff against surplus paid-in capital.

         In September 1997, the Company issued 177,502 ordinary shares to Abbott Laboratories (corresponding to a capital increase of FF 59,710).

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

         In May 1996, the Company issued 299,600 ordinary shares to Synthelabo for cash consideration of FF 49,990 and 119,900 ordinary shares to Johnson & Johnson Development Corporation for cash consideration of FF 20,007.

         In 1995, the Company issued for cash 404,700 shares at FF 60 per share for a total of FF 21,682, net of costs of raising capital.

PREEMPTIVE SUBSCRIPTION RIGHTS

         Existing shareholders have preemptive rights to subscribe for cash on a pro rata basis for any new shares issued by the Company. Shareholders may, subject to certain conditions, waive such preemptive subscription rights at an extraordinary general meeting of shareholders. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular offer of shares.

WARRANTS

         Under the authorized plans approved by shareholders in 1998, 1997, 1996, 1995, 1994, 1992 and 1990, the Company issued a certain number of warrants to purchase ordinary shares (including the warrants issued to CEPH).

                                                                 Number of Ordinary Shares
                                                                   Underlying the Warrants
                                                                   -----------------------

                  Balance at December 31, 1994                                     170,600
                                                                                ----------
                       Subscriptions                                               18,200
                       Exercised                                                  (17,300)
                       Expired or Canceled                                         (2,000)
                                                                                ----------
                  Balance at December 31, 1995                                    169,500
                                                                                ----------
                       Subscriptions                                              240,600
                       Exercised                                                  (76,300)
                       Expired or Canceled                                             --
                                                                                ----------
                  Balance at December 31, 1996                                    333,800
                                                                                ----------
                       Subscriptions                                                4,000
                       Exercised                                                 (205,000)
                       Expired or Canceled                                         (8,000)
                                                                                ----------
                  Balance at December 31, 1997                                    124,800
                                                                                ----------
                       Subscriptions                                               32,000
                       Exercised                                                  (99,900)
                       Expired or Canceled                                             --
                                                                                ----------
                  Balance at December 31, 1998                                     56,900
                                                                                ----------
                                                                                ----------

         Issued warrants outstanding at December 31, 1998:


                  Number of Ordinary Shares      Exercise Price FF         Expiration Date
                  -------------------------      -----------------         ---------------
                           2,000                        28.8               October 5, 2000
                          21,900                       160.0                March 18, 2001
                           1,000                       250.0                  May 21, 2002
                          28,000                       574.0                  May 18, 2003
                           2,000                       574.0                  May 18, 2003
                           2,000                       546.5               August 18, 2003

STOCK OPTIONS

         Under the authorized plans approved by Shareholders in 1997, 1996, 1994, 1992 and 1990, the Company has issued stock options entitling the holder thereof to subscribe for one ordinary share per option under the 1997 Plan and 100 ordinary shares per option under all the prior plans. Options generally vest ratably over a four-year period from the date of grant and expire five years from date of vesting.

         A summary of activity under the plans is as follows:

                                                                        Options Outstanding
                                                                  -------------------------------
                                                                   Number        Weighted average
                                                                       of         price per share
                                                                   Shares                   in FF
                                                                   ------                   -----
                  Balance at December 31, 1994                    143,800                   23.74
                                                                  -------                   -----
                       Granted                                     70,000                   40.00
                       Exercised                                  (27,600)                  11.38
                       Expired or canceled                        (40,000)                  40.00
                                                                 --------                   -----
                  Balance at December 31, 1995                    146,200                   55.59
                                                                  -------                   -----
                       Granted                                    930,400                  159.87
                       Exercised                                  (97,800)                  26.04
                       Expired or canceled                        (13,900)                  47.68
                                                                 --------                   -----
                  Balance at December 31, 1996                    964,900                  165.91
                                                                  -------                  ------
                       Granted                                     77,668                  257.57
                       Exercised                                  (36,600)                  86.58
                       Expired or canceled                        (19,800)                 148.45
                                                                 --------                  ------
                  Balance at December 31, 1997                    986,168                  166.03
                                                                  -------                  ------
                       Granted                                    275,900                  393.31
                       Exercised                                 (130,719)                 158.71
                       Expired or canceled                        (30,481)                 317.01
                                                                 --------                  ------
                  Balance at December 31, 1998                  1,100,868                  219.68
                                                                ---------                  ------
                                                                ---------                  ------


         Of the total options granted in 1996, 334 gave the holder the right to purchase 33,400 ordinary shares subject to the achievement of certain milestones. Compensation expense corresponding to the difference between the exercise price and the market value on the date the milestone is achieved will be recorded on the milestone date.

         At December 31, 1998 and 1997, options to purchase 485,167 and 423,100 shares, respectively, were exercisable at weighted-average exercise prices of FF
160.42 and FF 154.84, respectively.

         At December 31, 1998, 1,218,881 shares were reserved for issuance to option holders (1,100,868 under outstanding options at an exercise price ranged from FF 28.80 to FF 521 plus 118,013 under options authorized but not yet granted).

         The weighted average remaining contractual life of all options outstanding is 4.86 years at December 31, 1998.

         The exercise of options by certain employees in 1996 was financed by a loan from the Company. The outstanding balance of this loan at December 31, 1998 and 1997 has been shown as a reduction of shareholders' equity.

         In December 1996, the French parliament adopted a law that requires French companies to pay French social contributions and certain salary-based taxes, which may represent, for the Company, up to 39% of the taxable salary, on the difference between the exercise price of a stock option and the fair market value of the underlying shares on the exercise date if the beneficiary disposes of the shares (or converts them to bearer form) before a five-year period following the grant of the option. The new law is consistent with personal income tax law that requires individuals to pay income tax on the difference between the option exercise price and the fair value of the shares at the grant date if the shares are sold or otherwise disposed of within five years of the option grant. The law, as subsequently modified, applies to all of the Company's options granted after January 1, 1997 as well as to options granted prior to January 1, 1997 and exercised between January 1, 1997 and March 31, 1998.

         The Company has not recorded a liability for social charges which may be assessed for options granted as of December 31, 1998 as the liability, being dependent on future trading values of the Company's shares and the timing of employees' decisions to exercise options and sell the related shares, cannot be estimated. The Company also does not consider that the liability is probable due to the income tax disincentives to employees of exercising options and selling the shares prior to the five-year period.

         Pro forma information regarding net loss and loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following average assumptions for 1998, 1997 and 1996, respectively: risk-free interest rate of 3.65% in all three years; dividend yields of 0% in all three years; volatility factors of the expected market price of the Company's ordinary shares of 0.5% both in 1998 and in 1997and 0.4% in 1996, respectively; and a weighted-average expected life of the option of five to eight years.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for loss per share information):

                                                        1998           1997            1996
                                                        ----           ----            ----
                  Pro forma net loss               (118,363)      (107,322)        (90,257)
                  Pro forma loss per share           (16.23)        (15.48)         (16.17)

         These initial pro forma disclosures are not likely to be representative of the effects of applying SFAS 123 in future years as the 1998, 1997, 1996 amounts reflect expense for only three, two and one year's vesting, respectively.

         The weighted-average fair values of options granted during 1998, 1997 and 1996 were as follows:


                                                                         1998           1997            1996
                                                                         ----           ----            ----
                  Options whose price was greater than market price
                     of the underlying shares on the grant date            NA             NA           90.49
                  Options whose price was less than the market price
                     of the underlying shares on the grant date        290.53         212.99           84.93


8.       INCOME TAXES

         For financial reporting purposes, loss before income tax benefit includes the following components at December 31:

                                             1998           1997            1996
                                             ----           ----            ----
                  France                 (98,593)      (108,819)        (85,403)
                  United States          (12,928)        (2,753)           (450)
                  Asia                    (2,637)        (1,429)         (1,048)
                                       ----------     ----------        --------
                  Total                 (114,158)      (113,001)        (86,901)
                                       ----------     ----------        --------
                                       ----------     ----------        --------

         The income tax benefit in 1998, 1997, and 1996 is due to research and development tax credits earned by the French company and recorded as current tax benefit. There was no current tax expense or benefit in the

Company's subsidiaries, nor any deferred tax in any country, due to the continuing losses of all companies in the consolidated group.

         A reconciliation of income taxes computed at the French statutory rate (41.66% in 1998, 41.66% in 1997 and 36.66% in 1996) to the income tax benefit is as follows at December 31:

                                                          1998          1997          1996
                                                          ----          ----          ----
        Income tax benefit computed at the
          French statutory rate                         47,558        47,077        31,858
        Operating losses not utilized                  (47,558)      (47,077)      (31,858)
        Research and development tax credit             17,701        19,172        21,840
        Other taxes                                        (73)          (25)          (25)
                                                      ---------     ---------     ---------
        Total                                           17,628        19,147        21,815
                                                      ---------     ---------     ---------
                                                      ---------     ---------     ---------

         Significant components of the Company's deferred tax assets and liabilities consist of the following at December 31:

                                                                                      1998              1997
                                                                                      ----              ----
                  Deferred tax liabilities:
                       Intangibles expensed upon acquisition for tax purposes       (2,013)           (1,122)
                                                                                 ----------        ----------
                  Deferred tax assets:
                       Net operating loss carry forwards                           125,341            86,457
                       Research and development costs capitalized and
                         amortized for tax purposes                                 49,814            33,329
                       Other                                                           389               191
                                                                               -----------       -----------
                       Total deferred tax assets                                   175,544           119,977
                       Valuation allowance                                        (173,531)         (118,855)
                                                                               -----------       -----------
                  Net deferred tax                                                     --                --
                                                                               -----------       -----------
                                                                               -----------       -----------

         As of December 31, 1998, the Company had French net operating loss carry forwards of approximately FF 267,239 of which FF 247,064 have no expiration date. The remaining FF 20,175 net operating loss carry forwards will expire in the years 1999 through 2001, if not utilized, as follows at December 31:


                  1999                         8,142
                  2000                           175
                  2001                        11,858
                                              ------
                  Total                       20,175
                                              ------
                                              ------

         The Company also had research income tax credit receivables of FF 66,673 which are recoverable if not used to offset taxes payable in the fourth year following their generation. Of the total amount receivable, FF 7,967 is recoverable in 1999.

         The Company had U.S. net operating loss carry forwards of approximately FF 29,120 which expire in the years 2007 through 2013 for federal tax purposes, and FF 7,369 which expire in the years 1999 through 2003 for State of California tax purposes. The Company had net operating loss carry forwards from its other subsidiaries of approximately FF 6,788, which expire in 1999, 2000, 2001 and 2002. The utilization of these net operating loss carry forwards is limited to the future operations of the Company in the tax jurisdictions in which such carry forwards arose.

9.       INFORMATION ON PERSONNEL AND DIRECTORS

         At December 31, the Company's employees were allocated as follows:

                                                        1998             1997
                                                        ----             ----
                     Research and development            333              236
                     Total                               479              355

         Salary expenses in the years 1998 and 1997 were FF 111,633 and FF 77,223, respectively. The aggregate amount of compensation paid by the Company to all of its directors as a group (eight persons in 1998, including five independent directors who received limited compensation for services as directors, and reimbursement of expenses incidental to their attendance at Board of Directors meetings) for services in all capacities for 1998 was approximately FF 7,012. The aggregate amount of compensation paid by the Company to all of its executive officers (excluding directors) and senior management as a group (18 persons) for their services in 1998 was approximately FF 10,495.

         The Company contributes to pensions for personnel in France in accordance with French law, by contributions based on salaries to the relevant state-sponsored organizations. The Company has no further liability in connection with these plans.

         French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Company's obligation at December 31, 1998 and 1997 were immaterial.

         As of December 31, 1997, the U.S. subsidiary had established a 401(K) retirement plan for its employees; there is no obligation to make employer contributions. As of December 31, 1998, other subsidiaries had no pension plans.


10.      FAIR VALUE OF FINANCIAL INSTRUMENTS

         At December 31, 1998 and 1997, the carrying values of financial instruments such as cash and cash equivalents, trade receivables and payables, other receivables and accrued liabilities, and the current portions of long-term debt and capital lease obligations approximated their market values, based on the short-term maturities of these instruments. At December 31, 1998 and 1997, the fair value of long-term debt was FF 43,337 and FF 30,042, respectively. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.


11.      LEASE COMMITMENTS

         The Company leases certain of its equipment under capital leases. Capitalized costs of approximately FF 10,717 are included in property and equipment at each of December 31, 1998 and 1997. Accumulated amortization of these leased assets was approximately FF 8,808 and FF 7,969 at December 31, 1998 and 1997, respectively.

         Future minimum lease payments under capital lease obligations due for the fiscal years ending December 31 are as follows:

                  1999                                                     2,182
                  2000                                                     1,299
                  2001                                                     1,097
                  2002                                                     1,086
                  2003                                                        31
                                                                         -------
                  Total minimum lease payments                             5,695
                  Less amount representing interest                         (319)
                                                                         -------
                  Present value of net minimum lease payments              5,376
                  Less current portion                                    (2,037)
                                                                         -------
                  Long-term portion of minimum lease payments              3,339
                                                                         -------
                                                                         -------

         The Company leases certain office, laboratory and research facilities under operating leases, which expire through 2000. The majority of these leases have nine-year terms, but are cancelable at the Company's option at each three-year anniversary. Future minimum lease payments under operating leases due for the fiscal years ending December 31 are as follows:

                  1999                         12,874
                  2000                         13,156
                  2001                         13,569

         Rental expense for the years ended December 31, 1998, 1997, and 1996 was approximately FF 12,238, FF 9,693, and FF 4,261, respectively.


12.       INDUSTRY AND GEOGRAPHIC INFORMATION

         The Company operates in one segment, the discovery, development and marketing of products derived from DNA and genetics research.

         Information about the Company's operations by geographic area is as follows at December 31:


                                     United
                                    France         States            Asia        Elimination       Consolidated
                                    ------         ------            ----        -----------       ------------
         1998
         Customers                 159,945           11,788           4,793             --           176,526
         Intercompany                3,891               --              --         (3,891)               --
                                  --------         --------         -------         ------        ----------
         Total revenues:           163,836           11,788           4,793         (3,891)          176,526
                                  --------         --------         -------         ------        ----------
                                  --------         --------         -------         ------        ----------
         Operating loss           (106,897)         (17,656)         (2,747)             7          (127,293)
         Identifiable assets       668,407           15,705           9,429        (27,137)          666,411

         1997
         Customers                  84,728           11,543           2,419             --            98,690
         Intercompany                2,475              184              --         (2,659)               --
                                   -------          -------         -------         -------        ---------
         Total revenues:            87,203           11,727           2,419         (2,659)           98,690
                                  --------         --------         -------         ------        ----------
                                  --------         --------         -------         ------        ----------
         Operating loss           (123,284)          (2,740)         (1,508)          (114)         (127,646)
         Identifiable assets       684,572            6,274           1,727        (17,657)          674,916



                                                    United
                                    France          States           Asia        Elimination     Consolidated
                                    ------          ------           ----        -----------     ------------
         1996
         Customers                  37,169            9,266           2,126             --          48,561
         Intercompany                1,779              199              --         (1,978)             --
                                   -------           ------         -------         ------        --------
         Total revenues:            38,948            9,465           2,126         (1,978)         48,561
                                  --------         --------         -------         ------        --------
                                  --------         --------         -------         ------        --------

         Operating loss            (95,026)            (345)         (1,104)            --         (96,475)
         Identifiable assets       668,254            6,994           1,426        (14,041)        662,633


         Intercompany sales between geographic regions are accounted for at cost plus a gross margin.

         The Company's export sales from France were divided as follows at December 31:

                                                                  1998               1997             1996
                                                                  ----               ----             ----
                  United States                                101,302             17,646              487
                  United Kingdom                                 3,473              3,483            2,396
                  Italy                                          1,370              1,508            1,425
                  Other European countries                      19,691             18,977            6,502
                  Asia and Middle East                           1,203              2,132            1,478
                  Others                                           230              1,268            1,266
                                                              --------            -------          -------
                  Total                                        127,269             45,014           13,544
                                                              --------            -------          -------
                                                              --------            -------          -------