Form 20-F
period 1999-12-31
GENSET
filed 2000-06-30
CIK 1014622

As filed with the Securities and Exchange Commission on June 30, 2000
-------------------------------------------------------------------------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549
-------------------------------------------------------------------------------


                                   FORM 20-F
-------------------------------------------------------------------------------


(Mark One)
|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

|x| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

|_|    For the fiscal year ended: December 31, 1999
       TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
       For the transition period from _____ to _____

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

 American Depositary Shares, each representing one-third of one Ordinary Share
                                (Title of Class)

               Ordinary Shares, nominal value 3 euros per share*
                                (Title of Class)

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

     Ordinary Shares, nominal value euro 3 per share: 7,479,606

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:


                    Yes  |x|                No  |_|

Indicate by check mark which financial statement item the Registrant has elected to follow:

                    Item 17  |_|           Item 18  |x|

-------------------------------------------------------------------------------

                               TABLE OF CONTENTS


Introduction...........................................................        3
Exchange Rate Information..............................................        3
Forward-Looking Statements.............................................        4

                                     PART I

ITEM 1:          Description of Business...............................        4
ITEM 2:          Description of Property...............................       26
ITEM 3:          Legal Proceedings.....................................       27
ITEM 4:          Control of Registrant.................................       27
ITEM 5:          Nature of Trading Market..............................       28
ITEM 6:          Exchange Controls and Other Limitations Affecting
                 Security Holders......................................       31
ITEM 7:          Taxation..............................................       33
ITEM 8:          Selected Consolidated Financial Data..................       40
ITEM 9:          Management's Discussion and Analysis of Financial
                 Condition and Results of Operations...................       41
ITEM 9A:         Market Risk...........................................       47
ITEM 10:         Directors and Officers of the Registrant..............       47
ITEM 11:         Compensation of Directors and Officers................       55
ITEM 12:         Options to Purchase Securities from Registrant or
                 Subsidiaries..........................................       55
ITEM 13:         Interest of Management in Certain Transactions........       57

                                     PART II

ITEM 14:         Description of Securities to be Registered............       57

                                    PART III

ITEM 15:         Defaults upon Senior Securities.......................       58
ITEM 16:         Changes in Securities and Changes in Security for
                 Registered Securities
                 and Use of Proceeds...................................       58

                                     PART IV

ITEM 17:         Financial Statements..................................       59
ITEM 18:         Financial Statements..................................       59
ITEM 19:         Index to Financial Statements and Exhibits and
                 Signature.............................................       60

                                  Introduction

     Genset's consolidated financial statements that form part of this Annual Report on Form 20-F (the "Annual Report") are presented in euros and prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

     Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that euro amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of 0.993 euros to $1.00, or $1.007 to 1.00 euro, the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 31, 1999.

     On December 31, 1998, France and ten other countries of the fifteen countries of the European Union established fixed conversion rates between their existing sovereign currencies and the euro. Following introduction of the euro on January 1, 1999, all capital markets of these eleven countries converted to euros and the share prices of all companies listed on these markets have been officially quoted in euros. Effective January 1, 1999, the Company converted its accounts from French francs into euros using the official exchange rate fixed on December 31, 1998 (1 euro = FF 6.55957 or FF 1 =
0.152449 euros).
-------------------------------------------------------------------------------


     All references herein to "United States" are to the United States of America, references to "U.S. dollars," "U.S. $," "$" or "cents" are to the currency of the United States, references to "France" are to the Republic of France, references to "French francs," "francs" or "FF" are to the currency of France, and references to "euro" or "euros" are to the common currency of the eleven countries of the European Union.
-------------------------------------------------------------------------------


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


Year                                  Period-End Rate          Average Rate(1)               High                      Low
 --------------------               ---------------------   ---------------------    ---------------------    ---------------------
1995...........................             4.90                     4.96                    5.39                     4.78
1996...........................             5.19                     5.12                    5.29                     4.90
1997...........................             6.02                     5.85                    6.35                     5.19
1998...........................             5.59                     5.90                    6.21                     5.41


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


Year                                                             Period-End          Average
                                                                    Rate             Rate(1)            High              Low
--------                                                       --------------     --------------    --------------    --------------
1999.......................................................        0.9930            0.9445            0.9984            0.8466
2000 (through May 31, 2000)................................        1.0720            1.0545            0.9676            1.1210



(1) The average of the Noon Buying Rates on the last business day of each month during the relevant period

                           Forward-Looking Statements

     This Annual Report on Form 20-F contains certain forward-looking statements that involve risks and uncertainties relating to our future financial and technological performance. Such statements are based on our current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In evaluating such statements, readers should specifically consider factors which could affect expected results, including, but not limited to, those highlighted in the relevant sections hereof and principally: (i) the uncertainties inherent in scientific research in a field subject to intense competition and rapid technological change, and in particular the risk that we will be unable to discover and patent genes associated with common disease or drug response or other valuable genomic or biological information before our competitors, (ii) the inability to maintain or initiate third-party arrangements which generate revenues, in the form of license fees, research and development support, royalties and other payments, in return for rights to the results of our research; and (iii) delays or difficulties in developing or acquiring genomics technologies and technical and managerial personnel to conduct our research programs at reasonable costs. Readers are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. We undertake no obligation to release publicly any revisions to forward-looking statements to reflect any changes in events, conditions or circumstances on which such statements are based.

                                     PART I


                        ITEM 1: Description of Business

General

     We are an integrated genomics company. Our mission is to discover and license genomics information relevant for the discovery, development and marketing of new therapeutics for common diseases. We have developed an original approach to the discovery of important genes, based on association studies in human populations. These studies are made possible by our technology platform, which integrates key scientific tools that we have either invented or applied in novel ways. Our strategy is to focus our research efforts in the following fields:

       *     central nervous system diseases;

       *     metabolic disorders, and in particular obesity; and

       * pharmacogenomics, which is the application of genomics technologies to the identification and analysis of genes involved in drug response.

     In parallel with our primary focus on gene discovery and pharmacogenomics, we have used our technology platform to pursue commercial opportunities in related areas, notably in the fields of therapeutic protein libraries, plant genomics and vaccine and immunotherapy applications.

     In addition, our synthetic DNA division, Genset Oligos, is one of the world's largest manufacturers and suppliers of oligonucleotides, a key raw material in genomics research, with production facilities in France, the United States, Japan, Singapore and Australia. Genset Oligos also provides us with a reliable and low cost supply of high quality oligonucleotides for our own research.


Overview of Science and Technology

Genomics

DNA

     DNA is a chemical compound composed of chromosomes. This molecule is present in all the cells of living organisms. Each DNA molecule is made up of two strands entwined in a double helix. Each strand consists of a succession of four basic elements, known as bases or nucleotides (A for adenine, T for thymine, G for guanine and C for cytosine). The two strands are complementary, which is to say that A on one strand is always opposite T on the other strand, and C is always opposite G. These four bases can be seen as the letters of an alphabet which determine what is called the genetic code. The order of these bases in DNA, known as their sequence, determines the program which governs the structure and activity of proteins, which are the active elements that carry out the biological mechanisms of all organisms. In humans, for example, each cell contains in its chromosomes a total length of DNA of over a meter corresponding to a succession of about three billion bases; this is the human genome.

Genes

     Within each cell, the human genome is divided among 46 chromosomes, or more precisely two sets of 23 chromosomes, inherited from each parent. Only a fraction of the genome consists of genes that code for proteins; these portions of the genome are referred to as "coding".

     The human genome is estimated to contain about 100,000 genes, each of which is a specific and independent sequence which codes for a distinct protein. Each of these 100,000 proteins has a particular function, and it is the assembly and combination of all these functions that enable organisms to develop and survive. Humans, like all other complex organisms, are made up of a great number of different specialized organs and tissues. Although all the cells of all the tissues contain the identical DNA, of the same length and sequence, all tissues are different in that they use or express only a subset of the genes in the genome; different genes are active in different tissues. There are generally speaking two categories of genes. On the one hand, there are general-function genes that are expressed in all tissues and code for functions that are common to all cells, including notably house-keeping functions and energy functions necessary for the metabolism. On the other hand, there are specialized genes that correspond to specific functions and structures that are different depending on the tissue. The regulation and expression of genes, both quantitative (the level at which a gene is expressed) and qualitative (the tissue in which a gene is expressed), is determined by regions of DNA located before the beginning of genes known as regulatory regions. The sequence of these regions contain a specific code that regulates when, where and at what level a gene will be expressed.

Proteins and Function

     The function of genes is to direct the production of proteins. The order of the DNA bases that comprise genes determines the order of the building blocks that make up proteins, which are known as amino acids. Hence, the structure and function of proteins is determined directly by the sequence of the corresponding genes. The link between genes and proteins is effected by an intermediate molecule known as messenger RNA, which is similar to DNA but has only one strand, and which consists of the exact transcription of the sequence of a gene. Messenger RNA directs the assembly of amino acids in a sequence that corresponds exactly to the order of its bases.

When amino acids are linked together, a protein results and the gene is said to be expressed. In other words, the expression of a gene is the production of the specific protein that corresponds to the DNA code of that gene. As a result, any variation in the sequence or spelling of a gene between individuals may have an effect on the quantity or structure, and hence the function, of the corresponding protein. These variations, known as polymorphisms, are the reason that all individuals, other than identical twins, are different, and vary in particular in their physiological mechanisms.

Function and Polymorphisms

     All human beings have the same genome but are different. The differences between humans result from the several million variations spread throughout the three billion bases that comprise the human genome. For example, the sequence of a gene in 30% of individuals may read ACCTCA, but in the other 70% of individuals read ACCGCA. This simple variation of one base, known commonly as a SNP or Single Nucleotide Polymorphism, may result in a variation in the function of the corresponding protein. If such a case, the protein will function in one way in 30% of the population and in another way in 70% of the population. If, for example, the protein is involved in a detoxification process, the capacity of 30% of the population to eliminate the toxin in question will be different from that of the other 70%.

     All polymorphisms do not translate into a difference in function, either because they are not located in the coding regions of the genome or because the variation in the sequence of a gene does not result in a significant variation in the function of the corresponding protein.



The Genomics Industry

     Genomics can be defined as the science of the analysis of genomes.

     The genomics industry was born with the first human genome mapping studies in the early 1990s. Genome maps, which consist of fragments of genome sequence with a known order, greatly facilitated the study of the genome. Thereafter, large scale DNA sequencing became possible due to the development of automatic sequencers which read the order of bases in fragments of DNA. The combination of mapping and sequencing technologies enabled the emergence and rapid development of this new science, pursuant to which the entire human genome will soon be sequenced.

     For various technical reasons, the genomics industry first focused on the analysis of cDNAs (complimentary DNAs), which are the partial copies of gene sequences generated by cells in the form of messenger RNA. Approaches focusing on cDNAs resulted in the generation of very large quantities of sequences, which, although often incomplete, served as the foundation for the first commercial genomic databases and for a first wave of patent applications. In parallel with these early large scale cDNA sequencing approaches, more focused studies evolved with a view to discovering genes coding for new therapeutic targets or which could serve as prognostic markers.

     The international efforts aiming to sequence the entire human genome recently entered into their final phase, and a first draft of this complete sequence may be available before the end of 2000. It appears, however, that the real difficulty no longer lies in generating sequence data, but in analyzing its significance.

     Biology is an extremely complex science, but underlying this great complexity is a finite entity, the genome, that can be studied and analyzed directly. The genome contains in coded form all the information necessary to understand the biological system which it codes for. Genomics, beginning with sequencing, allows us to identify genes and to analyze their functions to determine their role in the physiological and pathological processes inherent in all human beings. In this way, the study of the human genome is a technological shortcut.

     Although the scientific importance of the human genome is now widely recognized, the ability of genomics information to lead to the development of new drugs and diagnostic products remains unproven. Few therapeutic or diagnostic products based on genomic discoveries have been developed and commercialized and to date no one has developed or commercialized any therapeutic or diagnostic products based on our technologies. Ultimately, our business will not succeed unless we or our strategic partners can develop and commercialize products based on our genomic discoveries.

Genomics and Disease

     Common diseases result from the interaction between an organism and its environment. For example, the onset of an allergic reaction results from the combination of the presence of the allergen (environment) and of a hyper-sensitive reaction to the allergen. The hyper-sensitive reaction is the result of the expression of one or more proteins in too great a quantity, or of a protein reacting in too effective a manner to the presence of the allergen. All individuals will not have an allergic reaction, even when exposed to large quantities of a given allergen. The reaction is individual, a result of the genomic make-up of the individual. To take another example, certain persons will develop excessive cholesterol levels as a result of a diet too rich in fats, whereas others, even with the same diet, will maintain a low cholesterol level. Once again, the individual reaction is different in response to the same environmental factor.

     In most cases, the onset of a disease will depend not on one but on several environmental factors, as well as on several factors inherent to the individual, which reflect in practice the individual's genomic make-up. This is especially true for complex diseases such as for example central nervous system disorders.

     The sequences of genes control the sequences and thus the function of proteins. Proteins are fundamental to all of an organism's biological functions, and in particular how an organism reacts to environmental factors. The differences in individuals' responses to various environmental factors depend directly upon differences in their genomic make-up, which is to say differences between the sequence or spelling of their genomes. These genomic variations or polymorphisms thus explain variations among individuals in terms of their susceptibility to developing common diseases.



Genset's Approach

     We have focused all our efforts these past years on developing a general approach capable of elucidating the function of genes, and in particular on identifying the genes associated with common diseases.

     This approach is based on a simple but profound observation: if one takes the genomes of individuals living in the same environment and having the same disease, and compares these genomes with those of other individuals living in the same environment but who do not have the disease, one should be able to find genomic differences which indicate which genes are involved in the disease.

     To carry out these genetic association studies, the DNA sequences of a great number of individuals must be compared, and the sequence variations analyzed. The discovery of the genes involved in common diseases depends on the identification of the DNA sequence variations that are common to different individuals that have developed the same disease. A variety of technologies, assets and expertise is necessary to carry out such association studies.

     First of all, it is necessary to have access to collections of DNA samples from hundreds of individuals affected with the disease and from hundreds of unaffected individuals who serve as controls. The clinical characteristics or phenotypes of both the affected and unaffected individuals must be well defined and reliable. We have access to such collections through collaborations with clinical research teams around the world.

     The next step in these association studies involves the identification of genomic regions of interest, which requires genomic mapping capabilities. Once regions are identified as being likely to contain genes relevant to the disease being studied, the sequence of these regions must be analyzed to locate genes and polymorphisms. The polymorphisms must then be analyzed or genotyped. Genotyping means determining for any given polymorphism which version of the polymorphism is present in a given sample. A statistical analysis of the genotyping results reveals which polymorphisms are statistically more common in the genomes of individuals sharing the same disease than in those of individuals who do not have the disease.

     Once one or more polymorphisms are found to be significantly more common in the individuals affected with the disease than in the non-affected individuals, we can deduce an association between this or these polymorphisms and the disease being studied. If the polymorphism(s) are contained in the coding region of a gene, we can deduce that the gene itself is associated with the disease. Even if the associated polymorphism(s) are not themselves in a coding region, the genetic phenomenon known as linkage disequilibrium allows us to deduce that an associated gene is in close genomic proximity with the polymorphism(s).

     In practice, this approach can be used for different clinical characteristics, from the susceptibility to developing complex diseases to the individual variations in drug response, notably side effects and efficacy. Our research programs have already identified genes associated with numerous clinical characteristics, including prostate cancer, central nervous system disorders, obesity and variations in patient side effects of a drug.

     Although we have already successfully identified some genes using our approach, both we and the general scientific and medical communities have a limited understanding of the role of genes in the complex diseases we are studying. Our association studies approach and technology platform may not enable us to successfully identify and characterize medically useful genes better or more quickly than our competitors. In any case, transforming our genomics research results into commercialized products requires many years of further research and development, including extensive clinical studies. Moreover, our competitors' approach or technologies may enable them to identify genes associated with the diseases we are targeting before we do or to identify genes that are better suited to quickly developing effective pharmaceutical products.

     In addition, the development and commercialization of pharmaceutical products (drugs or diagnostic products) based on our genomics discoveries will be subject to the risks inherent in any such products, including the possibilities that:

       * any drugs or diagnostic products will be found to be ineffective or unsafe, or otherwise fail to receive necessary regulatory clearances;

       * the drugs or diagnostic products, if effective and safe, will be difficult to manufacture on a large scale or uneconomical to market;

       * proprietary rights of third parties will preclude the marketing of these products; or

       *     third parties will market similar or superior products.



Genset's Technologies

     Our ability to conduct these association studies in a systematic manner relies on our integrated technology platform, which contains numerous proprietary, patented and exclusive technologies and know-how. These technologies are organized by department, each of which contributes its specialized expertise to the association studies:

       * Our medical research department manages our DNA sample collections and our clinical research collaborations around the world.

       * Our mapping department is a pioneer in the field, with more than 10 years of experience in all techniques required to generate and exploit genomic maps. Our expertise in this field enables us to localize regions of interest likely to contain genes involved with a given clinical trait (disease or drug response), to generate high-resolution maps covering these regions and to characterize genes identified as perhaps being associated with the clinical trait, known as candidate genes.

       * Using the most advanced capillary electrophoresis technologies, our sequencing department can sequence up to 10 million bases per day. This department is principally involved in identifying or discovering polymorphisms and in sequencing the specific genomic regions that we have identified as being important.

       * Our genotyping department allows us to calculate and analyze the frequency of any given polymorphism in a given population. The department contains both a production unit capable of conducting tens of thousands of genotypes per day, and a research and development unit, which, in collaboration with the LETI or Electronics, Technology and Instrumentation Laboratory of the French Atomic Energy Commission, is developing a genotyping microprocessor based on microfluidic and microthermic technologies capable of genotyping on a very large scale, at low cost and consuming minimal quantities of DNA and reagents.

       * Our informatics department has more than 60 specialists and substantial computer resources to analyze, store, and process genomic data. This department is in particular responsible for compiling and analyzing in real time both public and internally generated sequence, polymorphism and genotype data, as they become available.

       * Our genetic epidemiology and biostatistics department, a unique structure in the world, is responsible for developing algorithms and software capable of performing the combinatorial analysis of genotyping and clinical data required for association studies.

       * Our functional genomics department analyzes in detail the biological function of the genes involved in the diseases we study, using cellular, molecular and animal models. This department in principally involved today in the discovery and analysis of new biological mechanisms related to obesity and diabetes.

     Our genomics strategy based on association studies, which is made possible by the combination of these various integrated technologies, is to systematically generate functional information related to the genes we discover or identify as being of particular interest. This functional information is fundamental to the value of genomic information. Our strategy has resulted notably in August 1999 in our being granted the first U.S. patent on a disease gene discovered through polymorphism or SNP-based association studies, in that case a gene associated with prostate cancer.

Pharmacogenomics Applications

     As with all other physiological traits, the response of an organism to a drug is different depending on the individual's genomic make-up. Our association studies approach applies not only to the discovery of genes involved in common diseases, but also to the discovery of genes involved in drug response. This field of research, launched by Genset in 1997 together with our partner Abbott Laboratories, is known as pharmacogenomics. It encompasses the discipline of pharmacogenetics, which is the study of genes specifically related to drug metabolism. Pharmacogenomics is thus a particular field of genomics whose goal is to define the genetic markers that can be used to tailor pharmaceutical treatments to each individual, to ensure a greater effectiveness of drugs and/or to prevent side effects.


Our Gene Discovery Programs

     We have been conducting association studies to discover genes associated with common diseases since 1996. We signed our first disease gene research collaboration agreement in May 1996 with the French pharmaceutical company Synthelabo (now Sanofi-Synthelabo) for the discovery of genes associated with prostate cancer. Based on the results of this program, we filed one patent application related to chromosomal regions suspected to contain genes associated with prostate cancer, and three patent applications related to genes associated with prostate cancer. In August 1999, the U.S. Trademark and Patent Office issued a patent relating to one of these three genes, covering broad therapeutic and diagnostic applications. Under our agreement, Sanofi-Synthelabo provided research funding for the program and agreed to pay us research and clinical milestone payments. We granted Sanofi-Synthelabo an exclusive license to develop and commercialize therapeutic products and vaccines in exchange of royalties on future drug sales. Sanofi-Synthelabo is currently conducting high throughput screening with one of the three genes resulting from the program. We believe that about one-third of prostate cancer cases in Caucasians can be attributed to these three genes.

     We decided in 1999 to focus our gene and related biological pathway discovery efforts on two therapeutic areas: central nervous system diseases and metabolic disorders. We believe that we can compete successfully over the next few years in the discovery of genes and pathways for these diseases. The decision to focus on these specific disease areas was driven by the following scientific and economic considerations:

       * Both areas involve complex diseases influenced by multiple genetic features. We believe that genomics, and in particular association studies conducted in unrelated individuals, is the best approach to understand the genetic causes of these diseases and their complications and to develop new treatments.

       * These diseases affect large patient populations and existing treatments either do not exist or are unsatisfactory. There are therefore substantial unmet medical needs in these fields, and effective treatments would have enormous market potential.



Central Nervous System Diseases

     Our intention is to identify genes associated with central nervous system diseases. We have ongoing gene discovery programs for three diseases in this area: schizophrenia, bipolar disease (also known as manic-depression) and Alzheimer's disease.

Schizophrenia

     Schizophrenia is a severe, chronic mental disorder characterized by disturbances of mind and personality, including delusions, hallucinations and dramatically altered behavior. According to the U.S. National Institute of Mental Health and the WHO, schizophrenia is estimated to affect approximately 1% of the world's population at some point in their lifetime. More than two million patients in the United States suffer from the illness in a given year, where the annual direct costs of treating the disease are estimated at $20 billion. A new class of anti-psychotic drugs that combine superior efficacy with reduced side effects is gradually replacing neuroleptics, the class of drugs that have been used conventionally to treat schizophrenia but which do not help some patients or have intolerable side effects. All current treatments, however, only offer symptomatic relief allowing the patient to function more effectively and appropriately; there is no cure for this disease. It is estimated that less than one in five individuals who have suffered from this disease recovers completely. There is no known single cause of schizophrenia. Studies of twins have shown a strong genetic basis for the disorder, but no structural or biochemical abnormality of the brain has been universally identified. Understanding the genetic basis for schizophrenia offers the greatest potential for the development of more specific treatments, which address the underlying cause of the disease.

     In September 1996, we entered into a research agreement with Janssen Pharmaceutica N.V., a subsidiary of the U.S. pharmaceutical company Johnson & Johnson, to identify genes associated with schizophrenia. We consider that Johnson & Johnson's experience in the development and marketing of new products for central nervous system diseases makes it an ideal partner to develop therapeutics based on genomic discoveries. Pursuant to the agreement, Janssen is funding our research, and has agreed to pay certain clinical milestone payments, as well as royalties on net sales of future products resulting form the results of our collaboration. In return, we granted to Janssen licenses to develop and commercialize pharmaceutical products based on the results of the program. Janssen has the sole responsibility to develop and market these products.

     In October 1999, we announced the discovery and delivery to Janssen of a novel candidate gene associated with schizophrenia. We also filed patent applications covering this discovery. We have agreed with Janssen to extend the term of the agreement through July 31, 2000 to conduct the functional characterization of this gene.

     The results of our collaborative program with Janssen were confirmed in several different study populations, including a clinical collection from schizophrenic cases and controls we obtained pursuant to an agreement with The Johns Hopkins University School of Medicine.

Bipolar Disease

     Bipolar disease, also known as manic-depression, is characterized by episodes of mood swings that alternate between periods of mania (exaggerated euphoria) and depression. Symptoms and severity vary tremendously among patients and for each patient over time. An estimated 15 to 20% of patients who suffer from bipolar disorder and who do not receive medical attention commit suicide. Estimates provide that between 1 and 1.5% of people develop bipolar disease at some point during their lives. The preferred class of drugs used for bipolar disorder are mood stabilizers such as lithium, but many other types of drugs may be required in addition to manage specific conditions, including depressive episodes and rapid cycling between manic and depressive episodes. The cause of bipolar disease is unknown but thought to involve structural abnormalities of the part of the brain known as the hippocampus as well as brain chemical imbalances involving dopamine. Although not all cases occur within pedigrees containing other affected individuals, genetic factors appear to play a major role in bipolar disorder. Researchers believe that understanding the underlying genetic basis for bipolar disease can lead to the development of more effective treatments with reduced side effects beyond the mainstay drug of lithium.

     In February 2000, we entered into a collaborative research agreement with Abbott Laboratories to discover genes associated with bipolar disorder. Our collaboration will initially focus on selected candidate genomic regions associated with the disease. As part of the agreement, we received an up-front payment and will be paid research funding throughout the research term. The agreement also includes research milestone payments for the discovery of genes and their validation as drug targets, clinical milestone payments, and royalties. Abbott will receive a license to develop and commercialize therapeutic and diagnostic products based on the genes identified through our collaboration.

     To conduct our research in the field of bipolar disease, we are relying principally on two DNA collections compiled with collaborators in Argentina and France. Pursuant to a collaboration dating from 1997 with the Argentinean company LABIMO and the Parmenio Pinero Hospital in Buenos Aires, we have access to DNA samples from patients affected with central nervous disorders, notably bipolar disease. We have also obtained access to samples from patients affected with bipolar disease and unaffected controls pursuant to a clinical research program conducted with the Versailles Hospital Center located outside Paris.

Alzheimer's Disease

     Alzheimer's disease is a type of progressive dementia characterized by changes in the brain leading to mental and cognitive deterioration as well as personality changes. An estimated 3 to 4 million people in the United States have Alzheimer's disease. Alzheimer's is the most common cause of senile dementia with up to 5% of people over the age of 65 and 20% of those over the age of 80 potentially afflicted. The total lifetime treatment costs in the United States have been estimated to be approximately $50,000 per case. Despite numerous therapeutic research efforts, mostly attempting to enhance cognitive function through increasing the level of a chemical in the brain called acetylcholine, there are no effective treatments for the disease. Most drugs currently being used to treat Alzheimer's are only aimed at slowing progression. They are only minimally efficacious, merely delaying the time to institutionalization. However, reduction of lifetime institutional care requirements by as little as 12 months in mild to moderately affected patients has been predicted to reduce treatment costs in the United States by as much as $3.6 billion annually. Late-onset Alzheimer's disease has been associated with specific forms of apolipoprotein E (ApoE), a protein that plays a role in the movement and distribution of cholesterol. Most people with Alzheimer's disease, however, do not carry these forms of the ApoE4 gene. Increasingly, researchers believe that many cases of late-onset Alzheimer's disease are a result of a constellation of genetic factors that participate in the process of producing or degrading beta amyloid. Understanding the underlying genetic basis for Alzheimer's disease offers the greatest promise for the development of dramatically more effective treatments.

     In May 1999, we established a collaboration with the Canadian company Algene Biotechnologies (now SignalGene) to conduct research to discover genes associated with Alzheimer's disease. Pursuant to this collaboration, we obtained access to several genomic regions identified by SignalGene as being associated with Alzheimer's disease, as well as to an extensive collection of clinical samples from Alzheimer's patients. The diagnosis for a large number of these clinical samples was confirmed by post-mortem diagnosis. Under the terms of the collaboration, all intellectual rights to the results of our research will belong to us. SignalGene will receive license fees and possibly milestone payments based on the results of our continued research and future revenues from commercialization of the program's discoveries.



Metabolic Disorders

Obesity

     Obesity is defined as disproportionately excessive body fat. The negative consequences of obesity correlate directly with the proportion of adipose tissue in the body and not with absolute body weight. Obesity is a disorder of epidemic proportions in cultures with Western dietary habits. In the United States, obesity affects 25 to 33% of the total population, or an estimated 60 to 80 million people. Obesity is a contributing factor for an estimated 300,000 deaths annually in the United States. In addition, the World Health Organization estimates that obesity is prevalent in 10 to 25% of people in Western Europe and 40% in certain specific groups, including in women from Eastern Europe and from certain Mediterranean countries and in African Americans. The direct medical costs of obesity have been estimated to be between five and seven percent of total National Health Care Expenditure in the United States or $50 to $70 billion. The current goal of treatment for the obese patient is to reduce weight through reduced food intake and exercise. Weight reduction diets and exercise programs are extremely difficult to maintain over the long term in the majority of obese patients. The few drugs that are marketed for weight loss have very modest long-term efficacy and significant safety issues. Although several rare inherited hormonal diseases cause massive weight gain, the cause of obesity is unknown in 99% of patients. Fat accumulation results from unknown hormones that trigger excessive food intake, more efficient storage of calories and/or decreased caloric expenditure. The relative roles of these hormones is unknown. Researchers believe that understanding the underlying genetic basis for obesity offers the best hope for the development of more effective and safer treatments.

     In February 1997, we entered into a research collaboration agreement with the Institut National de la Sante et de la Recherche Medicale, INSERM or French National Institute of Health and Medical Research, pursuant to which we funded research in molecular physiology and pathology conducted by INSERM's laboratory of nutrition, lipoprotein, metabolism and atherosclerosis. Based on the results of the research, we filed a joint patent application on a new gene coding for a receptor related to obesity, LSR, or lipolysis stimulated receptor. We have since entered into a license agreement with INSERM pursuant to which INSERM granted us an exclusive license worldwide to all applications of this joint patent application, in exchange for royalty payments on products which may result form the use of the gene.

     Since the beginning of 1999, our obesity program has been the primary responsibility of our Functional Genomics department located at Genset Corporation in La Jolla, California. The three principal objectives of this internally funded program are:

       * to discover new genes associated with the development of excess weight and resulting metabolic complications. These complications include notably type II diabetes and cardiovascular and arterial hypertension diseases;

       * to produce biological screens -- cellular and animal -- that can be used by pharmaceutical companies to identify on a large scale new molecules that can improve the functioning of these genes; and

       * to identify and develop secreted proteins whose production is insufficient in obese individuals and whose administration could lead to a diminution of excess weight.

     This program has to date led to the discovery of several new genes that are expressed abnormally in obese subjects. For four of these genes, patent applications have been filed that include, to the extent available, their genomic structure, their polymorphism(s) and related frequency data, the sequence of the various messenger RNAs they generate, the function of the proteins coded by these messenger RNAs, and the genes' potential diagnostic and therapeutic uses. Two of these genes, LSR and ACRP30, have been the object of extensive studies to validate their involvement in obesity and their potential as a therapeutic target (LSR) and therapeutic protein (ACRP30). The other genes are also being evaluated. We have obtained an exclusive license from the

Whitehead Institute for Biomedical Research covering the commercial applications of their ACRP30 patent. In addition, we signed in January 2000 a research collaboration agreement with the Whitehead Institute to discover and characterize genes involved in obesity and diabetes. One of the objectives of this collaboration is to further refine our understanding of the biological function of ACRP30.

     LSR is a novel receptor expressed primarily in the liver. Association studies using our SNP technologies have demonstrated that a certain combination of polymorphisms of the LSR gene is correlated with a significantly increased risk of developing excess weight, and with a modification of the tolerance to glucose of individuals with these polymorphisms, thereby potentially increasing their risk of developing type II diabetes. One polymorphism of the LSR gene is also correlated with the development of hypertriglyceridemia associated with obesity. This abnormality in the blood lipids, observed in 30% of obese subjects, is one of the causes of cardiovascular complications induced by excess weight. We have produced and characterized various cellular models that can be used to evaluate therapeutic molecules that modulate the different functions of the normal and varied forms of LSR. These models have enabled us to identify peptide compounds that activate or inhibit this receptor. The regular administration of the LSR activating compounds reduces significantly the weight gain of a certain strain of mice that has a genetic defect that causes them to become obese.

     ACRP30 is a protein produced by the adipose tissue, the production of which is decreased in obese subjects. ACRP30 is a regulator of LSR. The polymorphism analysis of ACRP30 reveals that a certain combination of polymorphisms is associated with a significantly increased risk of developing obesity. The regular administration of ACRP30 in its active form induces in mice a significant decrease of free fatty acid and glucose levels in the blood. In addition, we observed that the active form of ACRP30 induced a pronounced and sustainable weight loss in mice fed a diet rich in sugars and fats, while mice fed the same diet and administered a less active form of ACRP30 gained weight. Preliminary toxicological studies in mice show that 8% body weight reduction caused by active form ACRP30 treatment caused no change in food intake and no detectable alterations of critical blood biochemical parameters. Based on these observations, we have undertaken large-scale toxicological and pharmacological studies in mice to further our analysis of the potential use of ACRP30 as a therapeutic protein for the treatment of obesity.

Type II Diabetes

     An elevated blood glucose level and resistance to the action of insulin, a key regulator of the body's metabolism, characterize type II or non-insulin-dependent diabetes mellitus (NIDDM). It differs from type I, or insulin-dependent diabetes mellitus (IDDM) where levels of endogenous insulin secretion are almost nonexistent and do not respond to an increase in glucose levels. NIDDM cases are about ten times more prevalent than IDDM cases. Between 50 to 90% of NIDDM patients are overweight. NIDDM is a disorder of epidemic proportions in cultures with Western dietary habits. Currently, an estimated 100 million people worldwide have diabetes and WHO experts predict that, due to worldwide developments in lifestyle and diet, this number will double by 2010, largely because of dietary and other lifestyle factors. About 16 million people in the United States have type II diabetes and one third are unaware they have it. The complications of diabetes account for 40% of all new cases of end-stage renal failure and result in over 50,000 lower extremity amputations annually. Diabetes is the leading cause of blindness with about 10,000 new cases of diabetes-related blindness per year in the United States. Additionally, diabetic patients account for 10% of all acute care hospital days in the United States. According to recent World Health Organization estimates, the potential worldwide economic impact of diabetes is 2-3% of total worldwide health care costs, with approximately $45 billion expended in direct costs in the United States. Current drug therapy for NIDDM is a calorie restricted diet, oral hypoglycemic drugs and insulin injections, if necessary. The goal of therapy is to strictly control blood glucose levels. For many patients, blood glucose levels cannot be tightly controlled with current therapies and complications of diabetes eventually manifest themselves in the eye, kidney, heart, feet and nervous system. Genetic factors are clearly important in the development of NIDDM; however, the multigenic nature of the disease complicates the task of identifying individual genes involved in the disease. To date, among the many candidate genes studied, none has been clearly demonstrated as being involved in the development of the disease. The scientific community remains convinced that an understanding of the genetic causes of type II diabetes is the key without which it will not be possible to develop new therapies targeting the cause of the disease and stopping its progression.

     In our research collaboration with Professor Lodish of the Whitehead Institute for Biomedical Research, we are studying the biochemical pathways involved in the development of diabetes. The principal objective of this program financed by Genset is to discover the genes that control the use of glucose in muscles and adipose tissue. The program relies notably on a functional cloning method for genes that regulate the activity of GLUT4, one of the principal transporters of glucose. Genes modulating GLUT4 activity have been identified and are under consideration for SNP-based polymorphism analysis. Under the terms of our collaboration, we retain an exclusive option to obtain commercial exploitation rights to all the results of the program.

     Pursuant to our February 2000 agreement with Abbott Laboratories, we will also conduct research to discover genes associated with type II diabetes. The collaboration will focus on selected candidate genomic regions associated with type II diabetes. As part of the agreement, we received an up front payment and will be paid research funding throughout the research term. The agreement also includes research milestone payments for the discovery of genes and their validation as drug targets, clinical milestone payments, and royalties. Abbott will receive a license to develop and commercialize therapeutic and diagnostic products based on the genes identified through our collaboration.

Cardiovascular Diseases

     We have established a gene discovery program for cardiovascular disease that is initially focused on hypertension and its cardiovascular complications. In October 1997, we entered into a ten-year strategic research collaboration with the Royal College of Surgeons in Ireland or RCSI, a medical school with substantial clinical research activities, to create a DNA bank and perform genomics research based on association studies using samples from unrelated individuals. As part of the collaborative arrangement, we formed Surgen with RCSI, a dedicated joint venture owned 50% by each party and located in Dublin. RCSI supplies Surgen with biological samples and corresponding anonymous clinical data obtained in the course of conducting specified clinical studies, principally in the field of cardiovascular diseases. Surgen is responsible for DNA extraction, cell immortalization, sample and data storage, and more generally, all operations connected with the creation and maintenance of the DNA bank. Under the terms of the agreement, we have exclusive access to this DNA bank to conduct disease gene discovery and pharmacogenomics studies and to commercialize any products, including therapeutic, diagnostic and database products, developed using the DNA bank. Surgen has the right to use the DNA bank for non-commercial research. We are responsible for funding the salaries of Surgen's employees and the expenses of the DNA bank. We have also provided a loan to Surgen to serve as initial working capital.

     In addition, as part of our broader program on cardiovascular diseases, we sequenced and filed patent applications on the genomes of both Chlamydia pneumoniae and Chlamydia trachomatis L2 strain. The bacterium Chlamydia pneumoniae has been identified as a potential causative agent in the formation of atherosclerotic plaques. In August 1998, we entered into an exclusive license agreement with Wyeth-Lederle Vaccines ("Wyeth-Lederle"), a business unit of Wyeth-Ayerst Laboratories, a division of American Home Products. Pursuant to this agreement, we licensed exclusively to Wyeth-Lederle the genomic sequence data of Chlamydia pneumoniae and Chlamydia trachomatis L2 strain for applications in vaccine development. In return for the license, Wyeth-Lederle provided us with up-front licensing fees, clinical milestone payments and royalties on net sales of vaccine products developed from the genomics data.


Our Pharmacogenomics Programs

     Pharmacogenomics is the application of genomics technologies to the identification and analysis of genes involved in drug response. The diseases which represent the greatest opportunities for pharmacogenomics are those characterized by a broad range of clinical subtypes, such as central nervous system disorders, including schizophrenia and bipolar disease, and cardiovascular diseases. This is because the more genetically complex a disease is, the more difficult it is to locate the correct drug target and hence the less likely it is that a drug will have its desired effect across the target population. In addition, clinical trials are long and costly for these diseases.

     The appeal of pharmacogenomics is its potential to make better drugs, with greater efficiency and less toxicity, thereby increasing both the value and safety of drugs. A report in the Journal of the American Medical Association, published April 15, 1998 argues that more than 100,000 Americans die in hospitals each year from adverse drug reactions. These reactions would be the fourth leading cause of death in the United States after heart disease, cancer and stroke. The findings of this study underscore the potential importance of pharmacogenomics in identifying patients who are susceptible to adverse reactions to prescription drugs. The overall objective of pharmacogenomics is to improve the risk-benefit profile of drugs and increase their benefit-cost ratio. A drug that is safer and more effective delivers greater value for the patient and can be sold at a premium while reducing overall healthcare costs. Also, once the drug is prescribed and used by a patient population, its use is more likely to be maintained as the drug has been customized to this population's genetic make-up. Pharmacogenomics offers the opportunity to build market share based on the real value of the drug and to collaborate on disease management strategies with patients, doctors and insurance providers.

     Our approach to pharmacogenomics is to derive functional information on drug response genes by comparing individuals with different responses to drug treatment, using data coming directly from clinical trials. Using this information, we can work with our pharmaceutical partners to design clinical trials more efficiently and to achieve better rates of success by tailoring the drug to the correct target population of patients. We currently have ongoing three pharmacogenomics programs.

Alliance with Abbott Laboratories

     In July 1997, we entered into a strategic alliance with Abbott Laboratories in the field of pharmacogenomics, for the development of genetic markers and diagnostic tests for the analysis of drug response. The alliance consisted of three parts:

       *     a capital investment by Abbott in Genset;

       * a research and license agreement to study patient response to Zyflo[Registered] (zileuton), a drug developed by Abbott for the treatment of asthma; and

       * an exclusive collaboration for the marketing and development of pharmacogenomics research programs and of diagnostics systems based on the results of pharmacogenomics research.

     The capital investment by Abbott consisted of two tranches, an initial purchase by Abbott in September 1997 of 10 million dollars of Genset shares, and a put option to require Abbott to purchase a further 10 million dollars of Genset shares. We exercised the put option in March 2000, resulting in a purchase by Abbott of approximately 10.3 million euros of Genset shares at a price per share of 188.33 euros.

     We completed the Zyflo[Registered] research collaboration in 1999. We filed two patent applications based on the results of the collaboration, covering two genes involved in the susceptibility to liver hepatotoxicity of patients treated with Zyflo[Registered]. Under the terms of that collaboration, we received research funding from Abbott during the term of the research, and will receive clinical milestone payments and royalties in the event Abbott uses the results of the program to develop and market diagnostic products in conjunction with Zyflo[Registered].

     The co-marketing and development alliance agreement with Abbott provides that we will search for genes and markers associated with drug response and that Abbott will develop, produce and market diagnostic tests using these genes and markers to test patient response to specific drugs. The goal of our agreement is to provide pharmaceutical partners with simple genetic tests specific for their drugs. We have also agreed to share revenues resulting from pharmacogenomics collaborations based on the relative contributions of our respective technologies. We will receive commercial milestone payments and royalties on the sales of any drugs and diagnostic tests developed pursuant to our collaboration.

Pharmacia & Upjohn Research Collaboration

     In October 1998, we entered into a research collaboration with Pharmacia & Upjohn for the development of genetic markers and discovery of genes associated with the efficacy of a Pharmacia & Upjohn compound. The research is also aimed at discovering genes involved in the disease targeted by the compound, which can be used to discover new therapeutic compounds. Under the terms of the collaboration, Pharmacia & Upjohn has been funding Genset's research, and has agreed to pay certain clinical development milestones, as well as royalties on future sales of its compound that make use of the results of the research program, and on the sales of new compounds discovered and developed based on genes identified through the research collaboration.

Sanofi-Synthelabo Research Collaboration

     In April 2000, we entered into a pharmacogenomics collaboration with Sanofi-Synthelabo aimed at lead selection and optimization for a central nervous system disease. Our objective in this collaboration is to discover and analyze the significant polymorphisms of a large number of biological targets used by Sanofi-Synthelabo to discover lead compounds for the treatment of this disease. Once we have discovered the most common variants of these targets, we will generate the corresponding clones as requested by Sanofi-Synthelabo, who will be able to use the polymorphism data and clones generated to perform further tests on the various leads it has in development and to optimize its lead selection process. Under the terms of the collaboration, Sanofi-Synthelabo will provide research funding and milestone payments and will pay clinical milestones and royalties on any drugs developed through an active use of the data and clones we provide.


Other Commercial Initiatives

     The genomics technology platform we have assembled in developing our primary gene discovery and pharmacogenomics activities has numerous other applications. We consider these applications to be valuable commercial opportunities and have initiated several programs to take advantage of them, in parallel with our principal activities.


Therapeutic Proteins

     We have compiled a database of more than 90,000 5 prime sequences of full-length human cDNA clones, called NetGeneTM. Our patented 5 prime technology allows us to identify the 5 prime or beginning sequences of genes. We have also compiled a more specific database containing thousands of full-length cDNAs coding for secreted proteins, identified by scanning NetGeneTM using bioinformatic tools. We believe that the database contains proteins that are of commercial and therapeutic interest as they include growth factors, hormones, and cytokines which play a key role in triggering physiological responses.

     In September 1999, we entered into a new agreement in the field of gene libraries with the Genetics Institute unit of Wyeth-Ayerst Laboratories, the pharmaceutical division of American Home Products. Under this new agreement, which replaced the previous agreement signed in July 1997, we will provide Genetics Institute and Wyeth-Ayerst with a larger variety of potential products and targets which they will have the right to use in their internal drug discovery programs. Pursuant to the agreement, Genetics Institute will obtain a licensing-in option on up to 1000 selected sequences and corresponding clones from our gene library. In addition to initial revenues, we will receive product development milestone fees and royalties on any drugs discovered using the sequences and the clones supplied by Genset.

     Under the earlier 1997 agreement with Genetics Institute, we provided to Genetics Institute full-length genes encoding novel human secreted proteins for inclusion in Genetics Institute's DiscoverEase[Registered] program. That agreement provided that we would receive product development milestone fees and royalties on any drugs discovered using the sequences and clones supplied by Genset. Since September 1999, the Company no longer has any obligation to deliver secreted proteins to the DiscoverEase[Registered] program, but the secreted proteins already commercialized in the program remain covered by the terms of the agreement.



Plant Genomics

     In December 1997, we entered into a series of agreements with Ceres, Inc. ("Ceres"), a U.S. company specializing in the field of agricultural biotechnology. The collaboration consists of three parts:

       * our acquisition of an equity interest in Ceres, initially of 20% but later diluted to under 10% due to further capital increases by Ceres in which we did not participate;

       * a services agreement to provide sequencing and bioinformatics services to Ceres in exchange for research funding and milestone payments in the form of cash and additional equity; and

       * an exclusive, royalty-free, bilateral license agreement providing each company access for applications in its field to certain of the other company's technologies.

     The service and license agreements were amended on several occasions in the course of 1998, 1999 and 2000 to expand and further define the program. In March 2000, Ceres and Genset announced that they had completed a major full-length cDNA clone production and sequencing program for Arabidopsis thaliana.



Vaccine and Immunotherapy Applications

Agreement with Wyeth-Ayerst Laboratories

     We fully sequenced and filed patent applications on the genomes of both Chlamydia pneumoniae and Chlamydia trachomatis L2 strain. In August 1998, we entered into an exclusive license agreement with Wyeth-Lederle Vaccines ("Wyeth-Lederle"), a business unit of Wyeth-Ayerst Laboratories, a division of American Home Products. Pursuant to this agreement, we licensed exclusively to Wyeth-Lederle the genomic sequence data of Chlamydia pneumoniae and Chlamydia trachomatis L2 strain for applications in vaccine development. In return for the license, Wyeth-Lederle provided us with up-front licensing fees, clinical milestone payments and royalties on net sales of vaccine products developed from the genomics data.

Agreement with Corixa Corporation

     In February 2000, we entered into an agreement with Corixa Corporation, a U.S. biotechnology company, to sequence the genome of an undisclosed microbial organism provided by Corixa in exchange for various payments. Corixa intends to use this data to develop immunotherapeutic products, including vaccines and antibody-based products, targeting this infectious organism.


Dependence on Strategic Partnerships



     We conduct most of our research activities in the context of strategic partnerships. The success of these programs is heavily dependent on the efforts and activities of our strategic partners. Our agreements with our strategic partners allow them significant discretion in determining the efforts and resources they devote to the partnership. Our existing and any future partnerships may not be scientifically or commercially successful.

     The risks that we face in connection with these partnerships include:

       * if any of our partners were to breach or terminate an agreement with us for a particular program, reduce its funding or fail to allocate sufficient resources to the research program, we could be required to devote additional internal resources to continue the program, scale back the program or terminate the program;

       * even if our strategic partnership research programs are successful, our strategic partners may for various reasons, including competing internal priorities and other developments in the industry outside their control, not devote sufficient resources to discover, develop and commercialize products based on the results of our research programs, thereby limiting the potential revenue generated from the partnership agreements;

       * all of our partnership agreements are subject to termination under various circumstances, in many cases on short notice without cause. Some of our partnership agreements provide that if we fail to meet specified research goals, our strategic partner may terminate the agreement while maintaining rights and licenses to certain of our discoveries. If a strategic partner terminates its agreement with us, it may adversely affect how the business and financial communities perceive us; and

       * in our partnership agreements, we generally undertake not to conduct competitive research in the field that is the subject of the program. These undertakings may have the effect of limiting the areas of research we may pursue, either alone or in collaboration with third parties.

Competition in Genomics Research

     A number of entities are attempting to rapidly identify and patent genes responsible for causing diseases or an increased susceptibility to diseases. Competition in this field is intense and we expect it to increase. We face competition from biotechnology and pharmaceutical companies that have, like us, undertaken large-scale gene identification programs. We also face competition from universities and other not-for-profit research institutions that generate genomic information, which they either disclose publicly or patent and license to biotechnology or pharmaceutical companies.

     The number of our direct competitors is relatively limited, with about 20 listed companies worldwide specializing in genomics. Worldwide, genomics companies can generally be separated into two categories, companies that are primarily involved in commercializing databases and companies that are primarily involved in conducting targeted research programs. We are the only publicly-traded European company in this second category. A fundamental point that distinguishes us from our competitors in this second category is our focused approach to discover disease-associated genes based on association studies in human populations using SNPs. We believe this approach to be particularly well suited to the fields of CNS diseases and metabolic disorders.

     With respect to pharmacogenomics, we were the first genomics company to undertake research in this field and believe that we are still the leading company for this kind of program. Although several other genomics companies have decided to engage in pharmacogenomic research, we remain the only company to have signed three major research collaborations with large pharmaceutical companies in this field.

     We can not be certain, however, that other companies have not or will not develop approaches to more rapidly identify disease-related and drug response genes. In addition, our competitors may using current technology discover and establish a competitive advantage in one or more of the diseases that we have decided to focus on. We are aware of other programs to identify new targets or therapeutic proteins in all our disease areas. Several of our competitors have also focused on the identification and patenting of secreted proteins.

     We believe that our ability to compete in the industry depends on a number of factors, including notably:

       * our ability to develop and maintain scientifically advanced technology;

       *     our ability to attract and retain qualified personnel;

       *     our ability to obtain patent protection for our discoveries;

       * our ability to find strategic partners to develop and commercialize drugs and diagnostic products based on our discoveries;

       * our ability to secure sufficient capital resources to fund our gene discovery and pharmacogenomics programs; and

       * our ability to continue to obtain and maintain access to appropriate collections of DNA samples and related clinical data.

     Many of our competitors have substantially greater research and product development capabilities and financial, scientific, marketing and human resources than we do. These competitors may identify genes or develop drugs and obtain regulatory approval for these products before we or our strategic partners do. They may also develop products that are more effective, safer or less expensive than those developed using our genomic discoveries. Any products based on genes we identify may face competition both from companies developing gene-based products and from companies pursuing other approaches to disease diagnosis and treatment. Any therapy developed by us or our strategic partners may not be preferred to any existing or newly developed technologies.

     Moreover, genomic, biotechnology and pharmaceutical technologies have undergone and are expected to continue to undergo rapid and significant change. Our future success will depend in large part on our ability to respond quickly and successfully to these changes. Rapid technological development may render our technologies less competitive or obsolete and we may not be able to make the necessary enhancements to our technology to compete successfully with newly emerging technologies. Technological developments may also make our genomic discoveries less attractive or result in alternative or superior products before we or our strategic partners are able to commercialize products based on our discoveries and recover the expenses incurred in connection with their development.


Genset Oligos

     Small fragments of synthetic DNA, commonly known as oligonucleotides, are a basic raw material for all research in molecular biology. They are necessary, for example, to amplify, sequence, genotype and hybridize DNA.

     We began producing synthetic DNA in 1989 for our internal research programs. In 1997, we created a specialized division, Genset Oligos, to focus our oligonucleotide production and marketing efforts. Our synthetic DNA business currently accounts for approximately 30% of our revenues. Genset Oligos today has over 150 employees spread out among five production and marketing sites, in France (Paris), the United States (La Jolla, California), Singapore, Japan (Kyoto) and Australia (Lismore). This last site was established in early 2000 following the acquisition of a majority equity interest in Pacific Oligos, one of the largest Australian producers of oligonucleotides.

     In addition to producing and distributing oligonucleotides to clients around the world, Genset Oligos is responsible for supplying our internal research requirements for synthetic DNA. With an annual production capacity of approximately two million oligonucleotides, of which about 25% are for our internal research, we are today one of the largest producers worldwide of synthetic DNA.



Manufacturing

     Our various production lines in Paris (operational since 1989), La Jolla (since 1992), Singapore (since 1998), Kyoto (since 1999) and Lismore (since
2000) together synthesize, label, purify and quality control thousands of oligonucleotides a day. We believe that we are a highly efficient producer due to our proprietary Ultrafast Parallel Synthesizer, as well as highly automated production processes that incorporate comprehensive bioinformatics from order processing through product delivery. We have been granted two patents relating to the design of our synthesizer and reactor, which are assembled in our Evry research center. This unique proprietary instrument has significantly reduced nucleotide coupling time, the key step in production, and consumption of phosphoramidites, the primary raw material, compared to the most advanced instruments currently available commercially, and has substantially reduced our manufacturing costs.

     All our oligonucleotides are produced to custom order in a delay of several hours. A pioneer in electronic commerce, we began in 1991 processing custom orders communicated via internet directly to our synthesizers. This has enabled us to reduce the risk of error and accelerate turnaround time. We have also introduced a sophisticated internet-based tracking system allowing our customers to monitor the status of the processing of their orders.



Marketing

     The global oligonucleotide market is expanding rapidly, due notably to the ever increasing use of large-scale amplification and sequencing in the fields of biology, health care and agriculture research, and to the development of DNA chips and clinical analysis systems based on molecular biology.

     From our five production and marketing centers, we are able to serve our customers in all our principal markets throughout the world. Genset Oligos has approximately 4,000 customers in more than 50 countries. In 1999, sales in France accounted for 23% of total sales, while sales in the rest of Europe, the United States, Japan and the Asia-Pacific region (other than Japan) accounted for 23%, 26.5%, 16.5 and 11% of total sales, respectively. Many of the large laboratories involved in the international effort to map and sequence the human genome are our customers. In addition, many of our customers are private as well as public biotechnology and pharmaceutical companies. This client base constitutes moreover a valuable information and distribution network of customers in the molecular biology research industry.

Competition

     We are one of the world's largest manufacturers and suppliers of oligonucleotides. The industry is characterized by a small number of large producers, and a great many small, local producers. We compete in this industry on the basis of our technical capabilities, our customer service and the geographic location of our production and distribution facilities. The relative importance of various competitive factors depends on the market segment being served.

     Large-scale genomics research projects require large numbers of different oligonucleotides. We believe that the highly automated organization of our production facilities, proprietary Ultrafast Parallel Synthesizer and automated patented nucleic acid synthesis processes enable us to produce greater numbers of oligonucleotides more quickly, accurately and economically than most of our competitors.

     Other market segments, including academic research and some biology and clinical chemistry laboratories, typically require smaller quantities and numbers of oligonucleotides that can be provided by a much greater range of producers. Most of these producers are considerably smaller, have lower fixed costs and serve a local or regional market. We believe that our strategy of establishing a local presence at strategic locations around the world enables us to also address this market segment, by providing as flexible and rapid a service as smaller, local producers, while at the same time maintaining the economies of scale and technical expertise required for the few very large clients in each region. In addition, we believe that our recognized research, chemical and analytical chemical expertise provide us with a unique competitive advantage with respect to customers requiring complex and specially processed oligonucleotides as well as extremely high quality standards.


Patents and Proprietary Rights

     We utilize both patents and trade secret methods to protect our genomic inventions and proprietary technologies.



Patents

     Our commercial success depends, in part, on our ability to obtain effective patent protection in Europe, the United States and other commercially important markets for the results of our genomic research programs, as well as the technologies we develop to support our research. Our strategy to protect the results of our principal research programs is to file comprehensive patent applications covering these results. These comprehensive applications contain gene and corresponding protein sequence data, as well as associated SNP data and related functional and other medically relevant information. Our ability to generate the data necessary for such applications relies on our association studies approach and the technology platform underlying the various elements of this approach, in particular the high-throughput isolation and characterization of genes, genotyping and the biostatistical analysis of SNP data. We believe that the breadth and quality of the data available from our technology platform provides us with a competitive advantage in the strength of our patent portfolio.

     The patent positions of biotechnology companies are, however, generally uncertain and involve complex legal, scientific and factual questions. As a result, we may be unable to obtain effective patent protection to prevent others from using our inventions or proprietary technologies. The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

       * the pending patent applications we have filed or to which we have exclusive rights may not be granted or may take longer than we expect to be granted

       * the scope of patents granted to us may not be broad enough to effectively prevent others from using our genomic inventions or technologies

       * because patent applications in the United States may be maintained in secrecy until patents are issued, others may have filed patent applications covering technologies we use or genomic inventions for which we have pending patent applications, without us being aware of such applications, thus increasing the risks of future litigation

       * other companies may challenge, invalidate, circumvent or infringe patents licensed or granted to us or our strategic partners

       * we may not be able to obtain licenses on commercially reasonable terms to use the inventions or technologies covered by patents granted to third parties

* if patent laws or the interpretation of patent laws change, our patent strategy may prove inadequate and our patent position relative to that of our competitors may be weakened

The Legal Environment

* Patentability of Genomic Inventions

     There are believed to be approximately 100,000 genes scattered throughout the human genome and we believe that virtually all such genes will be identified over the next several years. Numerous groups are attempting to rapidly identify and patent gene fragments and full-length genes. Patent applicants seeking protection for gene fragments or full-length genes must provide sufficient information relating to the DNA sequence and the specific uses of such sequences to meet the legal requirements to obtain patent protection. It is generally accepted that a gene sequence together with specific information about the biological function, or potential commercial or medical use of the sequence, is patentable. The patent strategies of the groups seeking protection on gene fragments or full-length genes vary widely as to the extent of biological characterization and the nature of the specific uses they provide in their patent applications. There remains substantial uncertainty regarding the potential to obtain and enforce patents covering gene fragments or full-length genes without known function, as well as the amount and type of functional information necessary to obtain granted patents in this field.

* Duration of Patent Protection

     The duration of patent protection is particularly important in the biotechnology and pharmaceutical fields because it takes many years to develop and obtain the regulatory authorizations necessary to market products in these fields. Due to the large number of biotechnology patent applications being filed and the complex and often novel scientific and legal issues involved, the time from filing to issuance is particularly uncertain in the biotechnology field. When patents are granted, they are typically valid for 20 years from the earliest filed patent application the inventor(s) filed on a particular invention. In late 1999 the Patent Term Guarantee Authority Act became law in the United States. This law was designed to extend patent exclusivity past the statutory 20 years from filing to compensate patentees for delays in patent processing on the part of the U.S. Patent and Trademark Office. The bill was designed to ensure patentees would receive at least 17 years of patent protection, so long as they had been diligent in responding quickly to the Patent Office during prosecution.

* Number of Gene Sequences per Patent Application

     In most commercially important countries, patent offices have established policies limiting the number of distinct protein or gene sequences they will review and grant in a single patent. For example, typically the European Patent Office will examine one sequence per application, while the U.S. Patent and Trademark Office has in the past limited examination to 10 distinct sequences per application. However, the U.S. policy is apparently under review and examination may be limited to one sequence per application in the future. In cases in which the initial applications include more sequences, the additional sequences must be separated out and included in distinct applications. Alternatively, in some patent offices, for example the European Patent Office, substantial additional fees may be paid in order to have additional sequences reviewed and granted in a single patent. These requirements significantly increase the time required and the cost to obtain patent protection for large numbers of sequences.

* International Extension of Patent Applications

     All patent applications must initially be filed in one jurisdiction. Thereafter, within 12 months following the filing of the initial or "priority" application, the application may be extended internationally, either through the procedure prescribed by the Patent Cooperation Treaty or "PCT" or, independently from the PCT procedure, to selected countries. In the case of a PCT extension, the applicant has 18 months from the general PCT extension to select those countries among the PCT signatories, which include notably the 19 member countries of the European Patent Office as well as the United States, Canada, Australia, and Japan, in which it wishes to pursue its patent application. Regardless of the procedure chosen to extend a particular patent application, the priority date of an extension application will generally correspond to the date of the initial filing so long as the invention covered by the extension is the same as that covered by the initial filing.

Our Patent Portfolio and Strategy

     As of May 31, 2000, we had filed almost 400 patent applications, of which 97 have to date been granted. We constantly review our patent portfolio to determine which applications to maintain. The maintenance of patent applications and patents requires the payment of periodic taxes. Of the 97 patents granted to Genset, we have maintained 76 in force. Our currently pending patent applications and patents in force include 25 in France, 80 in the United States, 23 in Canada, 23 in Japan, 18 in Australia, 22 before the European Patent Office, and 28 PCT extensions.

     To obtain patent protection for the results of our disease gene discovery and pharmacogenomics research programs, our strategy is to file comprehensive patent applications that combine full-length gene sequences with as much genomic information of pharmaceutical relevance as is available at the time of filing. This information includes the sequence of the corresponding proteins, their functional characterization, related SNPs, together with disease or drug response association data. Our first comprehensive patent application of this kind, filed in 1997 on a gene discovered in our prostate cancer collaboration program with Sanofi-Synthelabo, was granted in 1999. This was the first patent application granted in the United States covering a gene discovered through SNP association with a disease (U.S. Patent No. 5,945,522). For some of our programs, we have filed patent applications claiming large numbers of SNPs associated with a series of functionally related genes, as well as methods to use these SNPs in combination to study the susceptibility to disease, drug response, or other specific clinical traits. We do not know how regulatory limitations on the number of genomic sequences that can be granted in any one patent application will affect these applications, in which numerous SNP sequences are involved in the same invention.

* Obesity and Metabolic Disorders

     In the context of our obesity and metabolic disorder programs, we have filed patent applications covering genes and corresponding SNPs, including the gene sequences of the LSR receptor and ACRP30 (as well as their variants), SNPs associated with phenotypic traits underlying obesity, type II diabetes, and related syndromes, and treatment methods addressing these diseases. Some of the earlier applications in this portion of our portfolio are co-owned by Genset and INSERM. In addition, we have obtained an exclusive license for the commercialization of the Whitehead Institute's granted U.S. patent entitled "DNA Encoding a Novel Serum Protein Produced Exclusively in Adipocytes."

* Central Nervous System Disorders

     In our CNS disorder programs, we have filed patent applications covering genes and SNPs associated with schizophrenia, bipolar disorder, and depression. These patents include, notably, the results of our schizophrenia collaboration with Janssen.

* Other Genomic Inventions

     We also seek patent protection for the partial and full-length gene sequences identified through our 5 prime high-throughput gene identification program, especially when we have identified specific functional information indicating that sequences have particular potential value either as therapeutic agents or as targets for drug screening. We have, for example, filed several patent applications covering a large number of DNA sequences corresponding to secreted proteins. The genes resulting from our gene identification programs are systematically evaluated as candidates in our obesity and metabolic and CNS disorder disease gene discovery programs, and we file further patent applications covering any additional functional or medically relevant information that is discovered in relation to these genes. We also have filed patent applications relating to the complete genome sequences of two related infectious microorganisms, Chlamydia trachomatis and pneumoniae, the latter of which has been identified as being potentially associated with the occurrence of cardiovascular diseases, especially atherosclerosis. The patent applications relating to both organisms claim therapeutic, diagnostic and vaccine applications.

* Technology Platform

     We also seek patent protection for the proprietary technologies that support our genomics research programs in selected cases where trade secret methods do not offer optimal protection. For example, our patent relating to our 5 prime sequence identification technique was granted in the United States and France and is pending in other jurisdictions including Europe and Japan. We have a granted European patent relating to the solid phase amplification of nucleic acids, a technique which is particularly useful for replicating small regions of a DNA sample so that it can be accurately analyzed in a genotyping or diagnostic assay. We also have a granted U.S. patent relating to vectors and cloning strategies that enable the systematic and efficient sequencing of extremely large regions of DNA, including entire genomes. We have filed several additional patent applications covering our key genomics technologies, including high-throughput cloning, sequencing, mapping, genotyping and gene localization techniques, and computerized statistical methods to analyze complex sets of genotyping data from multiple sets of single nucleotide polymorphisms.

* Oligonucleotides Business

     In the field of synthetic DNA production and the uses of oligonucleotides, including circular oligonucleotides, ribozymes and antisense therapies, we have filed patent applications covering, for example, our synthesizer and reactor designs and related processes for the preparation of oligonucleotides, as well as certain therapeutic uses of oligonucleotides. We have also developed and continues to develop proprietary processing software, synthesizer designs and improvements, and purification and quality control techniques, some of which we have chosen to protect as trade secrets.

Intellectual Property Litigation

     There has been substantial litigation regarding patent and trade secret rights in the pharmaceutical and biotechnology industries. Situations in which we may become involved in patent and trade secret litigation or other proceedings to establish intellectual property rights include the following:

       * we believe that some genes and technologies for which we have filed patent applications are also claimed in patent applications filed by others. We expect that we will have to participate in negotiations or legal proceedings to determine the priority of these inventions

       * we may initiate litigation or other legal proceedings against third parties to enforce our intellectual property rights or our licensed intellectual property rights

       * we may initiate litigation or other proceedings against third parties to seek to invalidate the patents they hold or to obtain a judgment that our genomic inventions or technologies do not infringe their patents

       * if third parties initiate litigation or other proceedings claiming that our genomic inventions or technologies infringe their patents or result from the unauthorized use of their trade secrets, we will need to defend ourselves against such claims.

     Patent litigation and other proceedings to establish intellectual property rights will require significant management time, and their cost to us, even if resolved in our favor, could be prohibitive. Some of our competitors may be in a better position to sustain the cost of such litigation or proceedings because of their substantially greater financial resources. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could significantly harm our ability to commercialize our discoveries.



Proprietary Rights

     We rely on trade secret protection methods, notably confidentiality agreements and physical and computer security measures, to protect our interests in proprietary know-how that is not patentable or for which patents are difficult to enforce or too expensive. Any unauthorized or unintended disclosure of confidential data into the public domain or to third parties could negatively impact our competitive position and harm our business.

     Several elements of our integrated technology platform involve proprietary technologies or know-how that are not covered by a patent or patent application, including our sequencing process control, sequence verification software, certain statistical analysis methods, and other bioinformatic tools.

     Our databases of genomic information are protected through both physical and computer security measures In the case of strategic partnerships or other collaborative arrangements which require the sharing of data, our policy is to make available to our partner only such data as is relevant to the partnership or arrangement, under controlled circumstances and subject to confidentiality agreements. These measures, however, may not provide adequate protection for our proprietary genomics information that we have not patented.

     We also require all employees, academic collaborators and consultants to enter into confidentiality or non-disclosure agreements. These agreements may however be breached and we may not have adequate remedies for any breach. In addition, our competitors may otherwise gain access to our trade secrets or develop them independently.


Government Regulation

     Regulation by governmental authorities in France, the European Union, the United States and other countries has a major impact our business. Government regulations are particularly relevant to the following aspect of our activities:

       * The collection and use of the DNA samples necessary for our research;

       * The development and commercialization by our strategic partners of pharmaceutical products based on our research; and

       * The safety and quality procedures governing our research and manufacturing activities.

     We do not currently conduct clinical research programs, but our research requires DNA samples. We obtain the DNA samples we need from clinical research programs conducted by research organizations and clinicians with whom we have a collaboration agreement relating to a specific disease. Clinical research programs are subject to the regulations of the country where they are performed. These regulations generally require, among other things, that an ethical and scientific committee approves the research protocol pursuant to which the samples will be collected, that each donor consent to the use that is to be made of the sample and that the samples and related clinical data be communicated in an anonymous fashion to protect the identity of their donor. Our ability to obtain DNA samples and related clinical data depends on the ability of our collaborators and strategic partners to comply with these regulations and obtain and maintain required authorizations.

     In addition, we are directly subject to certain regulations, both as the promoter or sponsor of several clinical research programs in France and in respect of our genomics research programs themselves. For example, a 1996 French law governing genetic research requires us to declare any research we perform using DNA samples and authorizes the administration to suspend any research which does not respect criteria concerning the appropriate use and safety of the samples and the confidentiality of resulting data. The government has not yet promulgated a decree specifying the applicable criteria and the declaration procedure. The increasing public scrutiny of genomics and other biotechnology research is leading to additional regulation of both the collection and the use of DNA samples. New regulation could harm our research efforts by limiting either our ability or the ability of our collaborators or strategic partners to obtain appropriate DNA samples and related clinical data or the use which we can make of them.

     The development and marketing of human drugs and diagnostic products by our strategic partners is subject to strict regulatory controls on the clinical testing, manufacture, labeling, supply and marketing of these products. Of particular importance is the requirement in most countries to obtain and maintain regulatory approval to market pharmaceutical products. The process of obtaining required regulatory approvals is expensive and lengthy, typically taking a number of years. The approval process for products developed from genomics research may take even longer because they involve new technologies. Our strategic partners may not obtain the required regulatory approvals in a timely manner, or at all. Any delay in obtaining, or the failure to obtain, such approvals would adversely affect our ability to generate royalty revenues. Even if required regulatory approvals are obtained, the manufacturing and marketing of drugs and diagnostic products are subject to continuing regulatory review, and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market.

     Regulatory authorities rarely grant all applications submitted to them. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before granting, an approval even though another authority has approved the relevant product. Even after approval has been granted, regulatory authorities monitor the marketing and manufacturing of therapeutic, vaccine and diagnostic products, and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. Any delay in obtaining, or the failure to obtain, regulatory approval would reduce our product royalty revenues.

     France and other European countries and the United States have very high standards of technical appraisal and consequently, in most cases, a lengthy approval process for pharmaceutical products. The trend in recent years has been towards greater regulation and higher standards. The time taken to obtain approval in particular countries varies, but generally takes from six months to four years from the date of application, depending upon the nature of the product, the degree of control the regulatory authority exercises, and the efficiency of its review procedures.

     Even if pharmaceutical products are approved for marketing, their commercial success depends in large part on the degree to which they are reimbursed by governments, private health care coverage insurers and other organizations. Governments and other third-party payors continually attempt to contain or reduce health care costs by limiting both coverage and the level of reimbursement for new drugs. If adequate coverage and reimbursement levels are not provided by government and third-party payors for products resulting from our genomics discoveries, the market acceptance of these products would be adversely affected, thereby limiting our ability to generate royalties from these sales.

     Genetic testing has raised issues regarding confidentiality and the appropriate use of the resulting information. For example, concerns have been expressed regarding the ability of insurers or employers to discriminate based on the results of genetic tests. There is also significant public concern relating to the types of genetic tests that should be allowed and the ethical issues surrounding the use of the results of these tests. These concerns may result in decreased public demand for genetic tests or in government regulation limiting the use of genetic testing or prohibiting testing for genetic predisposition to certain diseases, particularly those that have no known cure. Any of these scenarios could reduce the potential markets for diagnostic products based on our genomic discoveries.

     Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive materials. There is a risk of accidental contamination or injury from these materials. If our operations result in contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and government fines. In addition, future changes to environmental, health and safety laws could cause us to incur additional expense or restrict our operations.

Suppliers

     We currently rely on two suppliers to provide all of our DNA sequencing machines. While other DNA sequencing machines are available, we do not believe that these other machines are as efficient as those we currently use. Nonetheless, more efficient new machines may become available in the coming months, and we will consider such new machines for potential future capacity extensions. We are also dependent on a limited number of suppliers for the chemical raw materials or reagents required for all our research activities, and notably DNA sequencing, as well as for the production of synthetic DNA. We cannot be certain that these reagents will remain available in commercial quantities at costs that are not economically prohibitive. Should we be unable to purchase competitive sequencing machines or to obtain an adequate supply of reagents at commercially reasonable rates, our ability to continue to conduct our genomics research programs using our current technology platform, or to produce oligonucleotides at a competitive cost, could be adversely affected.


Employees

     As of May 31, 2000, we had 543 full-time employees, including 433 in France (Paris and Evry), 74 in La Jolla, California, 8 in Singapore, 13 in Kyoto and 15 in Australia. This total includes 333 dedicated research and development personnel; 76 of our employees have Ph.D.s and 11 (including eight of the employees with Ph.D.s) have M.D.s. 333 of these 543 employees were employed in genomics research, 176 were dedicated to the Genset Oligos division and 34 had general and administrative responsibilities covering both activities.

     We anticipate that our employee headcount will remain relatively stable through at least June 30, 2001. While we have been successful in attracting and retaining skilled and experienced scientific personnel, we may not be able to continue to do so.

     Employment contracts are in place for all personnel other than the three directeurs generaux, who, under French law, may not have employment contracts. The employment contracts with all of our French employees are subject to the provisions of the collective agreement for the chemical industries. Some of our French employees have been represented by the French union CGT since November 1998. We believe the establishment of union representation to be normal in the ordinary course of business for a French company with over 400 employees. As required by French law, our management holds periodic meetings with representatives of employees. We consider relations with our employees to be good.

     Pursuant to a French law which took effect on February 1, 2000, all employers of more than 20 employees in France are required to implement a 35-hour work week, with retroactive effect to January 1, 2000. On March 23, 2000, we signed an agreement with our employees' union representatives specifying the measures to be implemented at Genset to comply with this new legislation and have implemented these measures.


                        ITEM 2: Description of Property

     Our corporate headquarters are in Paris at 24, rue Royale, 75008 Paris, a central downtown location. At this location, we lease 1,247 square meters (approximately 13,400 square feet) of office space used principally for executive offices, and patent and bioinformatics activities. There are two leases with terms of nine years; one began on February 3, 1997, and the second began on October 15, 1998. In addition, we lease 1,839 square meters (approximately 19,800 square feet) of laboratory, production and office space in a complex located at 1, rue Robert & Sonia Delaunay, 75011 Paris. This location is occupied principally by Genset Oligos and our accounting department. The term of the lease for this location, which was initially for nine years from January 31, 1991, has been renewed for a further nine years through January 31, 2009.

     Our Genomics Research Center is housed in a modern complex located in Evry, outside of Paris. The Genomics Research Center contains our integrated sequencing, mapping, gene libraries, genotyping, functional polymorphism scanning, clinical collections and bioinformatics activities, as well as industrial office space and engineering support. It currently occupies approximately 8,500 square meters (approximately 91,500 square feet), out of the total surface area of approximately 12,000 square meters (129,000 square feet) covered by the lease, which expires on March 31, 2005.

     Our U.S. subsidiary leases two facilities in La Jolla, California. The larger facility, consisting of 11,651 square feet, is occupied by our U.S. synthetic DNA production facility and by our physiological genomics laboratories. The lease for this facility expires on January 31, 2003. Administrative offices occupy 8,496 square feet at a separate site, under a lease that expires on August 31, 2003.


                           ITEM 3: Legal Proceedings

     We are not involved in any legal proceedings which could materially harm our business, financial condition or results of operations, either individually or in the aggregate.


                         ITEM 4: Control of Registrant

                             PRINCIPAL SHAREHOLDERS

     At December 31, 1999, there were 7,479,606 Ordinary Shares outstanding of which 2,798,497 were represented by 8,395,491 ADSs. At May 31, 2000, there were 7,948,450 Ordinary Shares issued and outstanding of which 3,381,431 were represented by 10,144,293 ADSs. The fully diluted number of Ordinary Shares at such date, assuming the exercise of all authorized options and warrants (whether or not allocated by the Board of Directors), was 9,254,100.

     The following table sets forth certain information regarding all owners of greater than 5% of the Company's Ordinary Shares as of May 31, 2000 (based on the most recent information available to the Company):


                                                  Number of
                                                   Ordinary
                                                    Shares          Percent of
Shareholder                                        Owned(1)          Class(2)
                                                --------------    --------------
OppenheimerFunds, Inc.(3)...................      1,165,067           14.7%
JP Morgan(4)................................       505,186             6.4%
                                                --------------    --------------
 Total                                            1,670,253           21.1%
                                                ==============    ==============



(1)  Including both Ordinary Shares and ADSs.
(2) Calculated based on the total number of Ordinary Shares outstanding at May 31, 2000.
(3) Held by registered investment companies advised or subadvised by OppenheimerFunds, Inc.
(4) Held by investment management subsidiaries of JP Morgan Investment Management and JP Morgan Securities.

     As of May 31, 2000, the total number of Ordinary Shares owned by directors of the Company as a group (eight persons) and by executive officers (excluding directors) of the Company as a group (15 persons) was 668,502 and 93,481, respectively, or approximately 8.4% and 1.2%, respectively, of Genset's outstanding Ordinary Shares. If such directors and executive officers exercised all their outstanding options and warrants to purchase Ordinary Shares (including options that have not yet vested), they would own as a group 15.8% of Genset's fully diluted share capital, of which 592,550 Ordinary Shares or 6.4% would be held by the three directors that are executive officers of the Company, 357,052 Ordinary Shares or 3.9% of the share capital would be held by the five other directors, and 510,531 Ordinary Shares or 5.5% of the share capital would be held by executive officers (excluding directors) as a group (15 persons).

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


The Paris Bourse

     Securities listed on the Bourse de Paris (the "Paris Bourse" or Paris Stock Exchange) are traded in one of four regulated markets. The securities of most large public companies are listed on the Premier Marche, with the Second Marche available for small and medium-sized companies. Trading on the Nouveau Marche was introduced in March 1996 to allow companies seeking development capital to access the stock market. A new regulated market was created in May 1998, the Marche des EDR (European Depositary Receipts or EDR market) which has been in operation with effect from the beginning of 1999, with the introduction of the euro. Securities of certain other companies have also been traded on a non-regulated over-the-counter market, the Marche Libre OTC.



The Nouveau Marche

     The Nouveau Marche is a regulated market, managed and operated by the ParisBourseSBF SA ("SBF") manages and operates the Paris Bourse. The Nouveau Marche, however, is neither a new section of an existing market, nor a stepping stone to the Paris Bourse's Second Marche.

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

     Admission to the Noveau Marche is subject to certain capital adequacy and liquidity requirements determined by the SBF. In addition, companies applying for listing on the Noveau Marche are required to publish comprehensive information regularly and to keep the public informed of all events likely to affect the market price of their securities.

     Since September 14, 1998, the SBF has introduced continuous trading for the most actively shares on the Noveau Marche. Such trading takes place on each business day from 9:00 a.m. to 5:30 p.m., with a pre-opening session from 7:30 a.m. to 9:00 a.m. and a pre-closing session from 5:30 p.m. to 5:35 p.m. during which transactions are recorded but not executed, and a closing auction at 5:35 p.m.. For shares which are not traded continuously, retail orders on the Noveau Marche are matched by the central system at two daily fixings, at 9:30 a.m. and 5:00 p.m. Between such fixings, ITMs display bid/ask spreads for a minimum number of each of the securities for which they act as market-makers, and trades with the ITM are executed from time to time throughout the day. The shares of the Company are traded continuously. Trading in the securities listed on the Noveau Marche may be suspended by the SBF if quoted prices exceed certain price limits defined by the regulations of the SBF. In particular, unless market conditions otherwise require, the SBF may suspend trading of a security, for up to 30 minutes, if the SBF believes that the offers and demands for such security would cause the next quoted price of a security to vary by more than 10% from the quoted price resulting from the last fixing or the last trading price for the shares which are traded on a continuous basis. In the latter case, further suspensions for up to 30 minutes are also possible if the price varies again by more than 5%. The SBF may also suspend trading of a listed security in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security.

     Prior to any transfer of securities held in registered form on the Noveau Marche, such securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with the Societe Interprofessionnelle pour la Compensation des Valeurs Mobilieres ("SICOVAM"), an organization that maintains securities accounts of French listed companies and acts as a clearing house for trades in such securities. Dealings in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Noveau Marche are cleared and settled through SICOVAM, using a continuous net settlement system. A fee or commission is payable to the ITM or broker-dealer or other agent involved in the transaction.


Trading Activity

     The table below sets forth, for the periods indicated, the reported high and low sales prices in U.S. dollars for the ADSs on the NASDAQ and the reported high and low sales prices in euro for the Ordinary Shares on the Noveau Marche and the average daily volume of shares traded on each exchange.

     On December 31, 1998, France and ten other countries of the fifteen countries of the European Union established fixed conversion rates between their existing sovereign currencies and the euro. Following the introduction of the euro, on January 1, 1999, all capital markets of these eleven countries converted to euros and all companies listed on these markets have been officially quoted in euros since January 4, 1999. Solely for the convenience of the reader, 1997 and 1998 prices on the Noveau Marche have been restated from French francs into euros using the official exchange rate fixed on December 31, 1999 (euro 1 = FF 6.55957 or FF 1 = euro 0.152449).


                                                           NASDAQ                                     Nouveau Marche
                                                Price per ADS                                 Price per Share
                                         ----------------------------                  ----------------------------
                                                                         Avg. Daily                                     Avg. Daily
Calendar Period                            High ($)        Low ($)        Volume(1)     High (euros)    Low (euros)     Volume(2)
1997
 First quarter.......................         $ 17.25         $ 13.25         17,331           44.82          35.06           6,001
 Second quarter......................         $ 20.87         $ 15.87         16,038           54.73          38.87           6,027
 Third quarter.......................         $ 25.00         $ 18.00         43,448           71.96          49.55           9,254
 Fourth quarter......................         $ 23.43         $ 17.75         36,210           63.11          46.19           5,233
1998
 First quarter.......................         $ 29.00         $ 19.62         29,998           81.71          55.34           8,718
 Second quarter......................         $ 38.00         $ 28.25         34,771          103.67          80.04          10,785
 Third quarter.......................         $ 32.50         $ 17.63         28,886           86.96          50.61           8,149
 Fourth quarter......................         $ 31.13         $ 22.63         23,970           83.08          55.64           9,615
1999
 First quarter.......................         $ 29.00         $ 14.25         53,024           74.45          36.90          11,576
 Second quarter......................         $ 19.00         $ 14.18         22,351           55.95          42.00          11,048
 Third quarter.......................         $ 15.88         $ 10.00         22,538           47.00          27.55          13,917
 Fourth quarter......................         $ 20.38         $  7.88         47,783           55.90          22.00          32,703
2000
 First quarter.......................         $ 78.94         $ 18.81        269,069          249.90          54.30          49,759
 Second quarter (through May 31).....         $ 34.50         $ 17.75        269,854          108.50          60.00          29,784



(1) Average of the daily number of ADSs traded on the NASDAQ, each ADS representing one-third of one Ordinary Share. The numbers obtained from the NASDAQ have been adjusted so that the purchase and sale of the same ADS is counted as one transaction.
(2)  Average of the daily number of Ordinary Shares traded on the Nouveau
     Marche.

     At December 31, 1999, there were 7,479,606 Ordinary Shares outstanding of which 2,798,497 were represented by 8,395,491 ADSs. At May 31, 2000, there were 7,948,450 Ordinary Shares issued and outstanding of which 3,381,431 were represented by 10,144,293 ADSs.

     The market price of our shares has been and is likely to continue to be volatile due to the risks and uncertainties described in these risk factors, as well as other factors, including:

       * developments in, and public opinion regarding, the genomics industry or life sciences industries generally;

       * sales of substantial amounts of our shares by existing shareholders;

       * price and volume fluctuations in the stock market at large which do not relate to our operating performance; and

       * comments by securities analysts, or our failure to meet analysts' expectations.

Trading by the Company in its Securities

     Under French law amended by a law dated July 2, 1998, a company may not subscribe for newly-issued shares in its own capital, but it may, either directly or through an intermediary acting on its behalf, acquire its own shares (a) to reduce its share capital by canceling such acquired shares, with approval of the shareholders at an extraordinary meeting, (b) to provide shares for distribution to employees under a profit-sharing plan or stock option plan, and (c) if the company shares are listed on a regulated market (i.e. on the Premier Marche, the Second Marche or the Nouveau Marche), subject to the filing of a note d'information that has received a visa of the COB and after obtaining approval from the shareholders at an ordinary meeting, acquire up to 10 % of its share capital. In the latter case, the Company may decide (i) to keep these shares, (ii) to sell or transfer them (including to employees under a non-profit or stock option plan) or (iii) with the approval of the shareholders at an extraordinary shareholders' meeting, to cancel them up to a limit of 10% of the outstanding capital over a 24 month-period. French law also requires the Company to notify such purchases to the COB, prior to engaging in such transactions as well as to report on any purchase and sale thereafter. In addition, pursuant to Regulation no 90-04 (as modified) of the COB, all purchases by the Company of its own shares are subject to certain limitations, including as to timing, price and quantity, so as not to disrupt the normal trading of the shares. Furthermore, the Company has to inform the Conseil des Marches Financiers (the "CMF") the self-regulatory organization that has general authority over French stock exchange, on a monthly basis of any purchase, sale, transfer or cancellation of its own shares. The CMF will then make this information public.

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

     On June 16, 2000, we received shareholder approval to purchase up to a maximum of 10% of the company's outstanding Ordinary Shares. This approval is subject to the conditions that the share purchase price must not exceed 200 euros, that the share selling price must not be lower than 30 euros, and that the total funds spent on purchasing our own shares must not exceed 10,000,000 euros. This authorization will expire on the date of the annual ordinary meeting of shareholders that will approve the accounts for the year ended December 31, 2000.


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

     Under COB regulations, any person or persons, acting alone or in concert with others, who acquires more than 10% or 20% of the voting rights of a listed company, must file with the CMF, the COB and such company a report disclosing its future intentions with respect to the company. Such report must be filed with the CMF and the COB within five trading days of the date such threshold has been crossed and with such company within ten calendar days of the date such threshold has been crossed. The CMF makes the notice public and the person or persons who have acquired such voting rights are required to publish a press release in a financial newspaper having national circulation in France, stating whether or not such person or persons intend, within the 12-month period following the acquisition, to increase its shareholdings and request a seat on such company's Board of Directors and whether such person or persons are acting in concert with others.



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



Taxation on Sale or Disposal of Ordinary Shares

     Subject to the provisions of any relevant double tax treaty, persons who are not French residents for the purpose of French taxation (as well as, under certain conditions, foreign states, international organizations and certain foreign public bodies) and who have held not more than 25%, directly or indirectly, alone or with relatives, of the dividend rights ("benefices sociaux") of the Company at any time during the preceding five years, are not generally subject to any French income tax or capital gains tax on any sale or disposal of Ordinary Shares.

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



Taxation of Dividends

     In France, dividends are paid out of after-tax income. French residents are entitled to a tax credit, known as the avoir fiscal. The rate of the avoir fiscal is generally equal to 50% of the dividends paid for individuals and 40% of the dividend paid for shareholders who are not individuals.

     In addition, if the dividends are subject to the precompte, shareholders entitled to the avoir fiscal at a rate of 40% are generally entitled to an additional amount of avoir fiscal equal to 20% of any such precompte actually paid in cash by the company (see paragraph below relating to the precompte)

     Dividends paid to non-residents are normally subject to a 25% French withholding tax and, under French domestic law, non-residents are not eligible for the benefit of the avoir fiscal. Under most tax treaties entered into between France and other countries, such withholding tax may, subject to certain conditions, be reduced and give rise in such other country to a tax credit of the amount of the tax withheld or, in the case of certain tax treaties, be eliminated.

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

   Australia           Canada            Israel                Malta                 Norway                Switzerland
   Austria             Finland           Italy                 Mauritius             Pakistan              Togo
   Belgium             Gabon             Ivory Coast           Mexico                Senegal               Turkey
   Bolivia             Germany           Japan                 Namibia               Singapore             Ukraine
   Brazil              Ghana             Luxembourg            Netherlands           South Korea           United Kingdom
   Burkina Faso        Iceland           Malaysia              New-Zealand           Spain                 United States of America
   Cameroon            India             Mali                  Niger                 Sweden                Venezuela



Territoires d'Outre-Mer and Other Territories

     Mayotte
     New Caledonia
     Saint-Pierre et Miquelon

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

     Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution are subject to a tax known as the precompte. The precompte is paid by the distributing company to the French tax authorities and is equal to one-half of the nominal dividend distributed. When a tax treaty in force does not provide for a refund of the avoir fiscal or when the non-resident investor is not entitled to such refund but is otherwise entitled to the benefits of a tax treaty, such investor may obtain from the French tax authorities a refund of such precompte (net of applicable withholding tax) to the extent such precompte was actually paid in cash by the Company.



Estate and Gift Tax

     Generally, France imposes estate and gift tax on non-residents on certain shares of a French company acquired by inheritance or gift from a non-resident of France. France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty countries may be exempted from such tax or obtain a tax credit. Prospective investors in Ordinary Shares should consult their own advisors concerning the applicability of French estate and gift tax to their shareholding in the Company and the availability of, and the conditions for claiming exemption under, such a treaty.



Wealth Tax

     In the absence of a more favorable tax treaty, the French wealth tax (impot de solidarite sur la fortune) does not generally apply to non-French resident individual investors owning directly or indirectly less than 10% of the Company's share capital.


                           TAXATION OF U.S. INVESTORS

     The following is a general summary of the material United States federal income tax and French tax consequences to owners of one or more ADSs or Ordinary Shares (a) who own, directly, indirectly or through attribution, less than 10% of the voting power or capital of the Company, (b) who are (i) citizens or individuals resident of the United States for United States federal income tax purposes, (ii) corporation or certain other entities, created or organized in or under the laws of the United States or any state thereof (including the district of Columbia), (iii) an estate the income of which is subjhect to United States federal income taxation regardless of its source, or(iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of such trust, (c) who are entitled to Treaty benefits under the "limitation on benefits" provisions contained in the Treaty, as discussed below ("U.S. Holders"), (d) who hold the ADSs or Ordinary Shares as capital assets and (e) whose functional currency is the U.S. dollar. Certain holders (including, but not limited to, United States expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers and persons holding the ADSs or Ordinary Shares as part of a conversion transaction) may be subject to special rules not discussed below. Because this is a general summary, prospective purchasers are advised to consult their own tax advisor with respect to the purchase and ownership of ADSs and Ordinary Shares.

     The statements of United States and French tax laws set forth below assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms and are based on United States and French laws and the double taxation conventions between the United States and France in force, and on the practice of the French tax authorities, as of the date hereof, and as a consequence are subject to any changes in such laws, conventions or practice occurring after such date. In this regard, the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (the "Treaty"), entered into force on December 30, 1995 and the French tax authorities issued tax regulations regarding the Treaty application (the "Regulations").

     For purposes of the Treaty and the United States Internal Revenue Code of 1986, as amended (the "Code"), U.S. Holders of ADRs will be treated as owners of the ADSs evidenced thereby and the Ordinary Shares represented by such ADSs.



Taxation of Dividends

Avoir Fiscal

     In France, dividends are paid out of after-tax income. French residents are entitled to a tax credit, known as the avoir fiscal. T rate of the avoir fiscal is generally equal to 50% of the dividends paid for individuals and 40% of the dividend paid for shareholders who are not individuals. In addition, if the dividends are subject to the precompte, shareholders entitled to the avoir fiscal at a rate of 40% are generally entitled to an additional amount of avoir fiscal equal to 20% of any such precompte actually paid in cash by the company (see paragraph below relating to the precompte)

     Dividends paid to non-residents are normally subject to a 25% French withholding tax and, under French domestic law, are not eligible for the benefit of the avoir fiscal.

     Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of the ADSs or Ordinary Shares is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15%. Dividends paid to an Eligible U.S. Holder as defined below will be immediately subject to the reduced rate of 15%, provided that such holder establishes before the date of payment that such holder is a resident of the United States under the Treaty in accordance with the procedures described below. An Eligible U.S. Holder would also be entitled to a payment equal to the avoir fiscal, (i.e. to 50% or 40% of the dividend paid; depending on whether its user is an individual or not), less a 15% withholding tax. As noted below, such payment will not be made to an Eligible U.S. Holder until after the close of the calendar year in which the dividend was paid and only upon receipt by the French tax authorities of a claim made by the Eligible U.S. Holder for such payment in accordance with the procedures set forth below.

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

     Dividends paid to an Eligible U.S. Holder will be subject to the reduced withholding tax rate of 15% at the time the dividend is paid if (i) such holder duly completes and provides the French tax authorities with Treasury Form RF 1 A EU-NO. 5052 (the "Form") before the date of payment of the relevant dividend together with, if such

Eligible U.S. Holder is not an individual, an affidavit attesting that it is the beneficial owner of all the rights attached to the full ownership of the ADSs or Ordinary Shares, including, but not limited to dividend rights, or (ii) if completion of the Form is not possible prior to the payment of dividends, such holder duly completes and provides the French tax authorities with a simplified certificate (the "Certificate") stating that (a) such holder is a U.S. resident as defined pursuant to the provisions of the Treaty, (b) such holder's ownership of the ADSs or Ordinary Shares is not effectively connected with a permanent establishment or fixed base in France, (c) such holder owns all the rights attached to the full ownership of the ADSs or Ordinary Shares, including but not limited to dividend rights, (d) such holder meets all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the French avoir fiscal, and (e) such holder claims the reduced rate of withholding tax and payment of the French avoir fiscal. Dividends paid to a U.S. Holder that is not entitled to the avoir fiscal (i.e., not an Eligible U.S. Holder) or to an Eligible U.S. Holder that has not filed a completed Form or Certificate before the dividend payment date will be subject to French withholding tax at the rate of 25%. Such holder may claim a refund of the excess withholding tax and an Eligible U.S. Holder may claim the avoir fiscal by completing and providing the French tax authorities with the Form before December 31st of the year following the end of the calendar year during which the dividend is paid. U.S. Pension Funds and Other Tax-Exempt Entities are subject to the same general filing requirements as Eligible U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

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

     For United States federal income tax purposes, the gross amount of a dividend and the amount of the avoir fiscal paid to a U.S. Holder, including any French withholding tax thereon, will be included in gross income as ordinary dividend income in the year each such payment is received (which, in the case of a U.S. Holder of ADRs, will be the date of receipt by the Depositary) to the extent paid or deemed paid out of the Company's current or accumulated earnings and profits as calculated for United States federal income tax purposes. No dividends received deduction will be allowed with respect to dividends paid by the Company. Such dividends will generally constitute foreign source "passive" or (in the case of certain holders) "financial services" income for foreign tax credit purposes. The amount of any dividend paid in francs or euros, including the amount of any French taxes withheld therefrom, will be equal to the dollar value of the francs or euros on the date such dividend is included in income (which, for a U.S. Holder of ADRs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into dollars. A U.S. Holder will generally be required to recognize a United States source ordinary income or loss upon the sale or disposition of francs or euros, unless such U.S. Holder converts the foreign currency on the date of receipt. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss, upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the Treaty rate of 15%. Such foreign currency gain or loss generally will be United States source ordinary income or loss.

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

     For United States federal income tax purposes, the amount of the precompte paid to a U.S. Holder will generally be included in gross income as ordinary dividend income in the year such payment is received. Such amounts will generally constitute foreign source "passive" or (in the case of certain holders) "financial services" income for foreign tax credit purposes. The amount of any precompte paid in francs, including the amount of any French taxes withheld therefrom, will be equal to the dollar value of the francs or euros on the date such precompte is included in income (which, for a U.S. Holder of ADRs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into dollars. A U.S. Holder will generally be required to recognize a United States source ordinary income or loss upon the sale or disposition of francs or euros.



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

                  ITEM 8: Selected Consolidated Financial Data

     The selected consolidated financial data set forth below should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere herein and with "Management's Discussion and Analysis of Financial Condition and Results of Operations." The selected consolidated financial data for the five years ended December 31, 1995, 1996, 1997, 1998 and 1999 have been extracted or derived from the Consolidated Financial Statements of the Company, which have been prepared in accordance with U.S. GAAP and audited by Ernst & Young Audit, France, independent auditors.


                                                                          Year Ended and at December 31,
                                               ------------------------------------------------------------------------------------
                                                      1995          1996           1997           1998          1999           1999
                                               -----------   -----------    -----------    -----------   -----------    -----------
                                                     euros         euros          euros          euros         euros      U.S. $(1)
                                                                      (in thousands, except per share data)
Consolidated Statement of Operations Data:
Research and development revenues.........              72         2,460          9,792         21,297        19,406         19,542
Net sales.................................           4,160         4,943          5,253          5,614         8,290          8,348
  Total Revenues..........................           4,232         7,403         15,045         26,911        27,696         27,890
Research and development expenses.........          (4,951)      (13,416)       (23,225)       (33,732)      (42,423)       (42,720)
Cost of goods sold........................          (2,808)       (3,262)        (3,165)        (2,667)       (3,457)        (3,481)
Selling and marketing expenses............            (535)         (727)        (1,112)        (1,229)       (1,462)        (1,472)
General and administrative expenses.......          (2,616)       (4,705)        (7,003)        (8,689)      (10,513)       (10,587)
                                               -----------   -----------    -----------    -----------   -----------    -----------
  Total Expenses..........................         (10,910)      (22,110)       (34,505)       (46,317)      (57,855)       (58,260)
                                               -----------   -----------    -----------    -----------   -----------    -----------
  Loss from operations....................          (6,678)      (14,707)       (19,460)       (19,406)      (30,159)       (30,370)
                                               -----------   -----------    -----------    -----------   -----------    -----------
Interest income (expense), net............             266         1,406          1,914          1,709           818            823
Foreign Exchange gain (loss)..............            (136)           45            296           (889)        2,984          3,005
Other income (expense) net................               2             9             23          1,182          (698)          (703)
  Loss before income tax benefit..........          (6,547)      (13,248)       (17,227)       (17,404)      (27,055)       (27,245)
                                               -----------   -----------    -----------    -----------   -----------    -----------
Income tax benefit(3).....................           1,211         3,326          2,919          2,687         4,945          4,980
  Net loss................................          (5,336)       (9,922)       (14,308)       (14,717)      (22,110)       (22,265)
                                               -----------   -----------    -----------    -----------   -----------    -----------
Loss per ordinary share(2)(4).............           (1,21)        (1,78)         (2,06)         (2,02)        (2,97)         (2,99)
Weighted average of Ordinary Shares
 outstanding(2)(4) .......................           4,396         5,581          6,932          7,293         7,452          7,452
                                               -----------   -----------    -----------    -----------   -----------    -----------
Loss per ADS (American Depositary
 Share)(2)(4) ............................           (0,40)        (0,59)         (0,69)         (0,67)        (0,99)         (1,00)
Weighted average of ADSs outstanding(2)(4)          13,188        16,743         20,796         21,879        22,356         22,356
                                               -----------   -----------    -----------    -----------   -----------    -----------
Consolidated Balance Sheet Data:
 Cash and cash equivalents................           6,414        79,086         70,346         50,204        21,148         21,296
 Total assets.............................          17,381       101,018        102,890        101,594        80,946         81,512
 Long-term liabilities (excluding current
 portion) ................................           5,467         6,425          6,253          8,019         5,387          5,424
 Accumulated Deficit......................         (12,982)      (22,904)       (37,212)       (30,659)      (52,769)       (53,138)
 Shareholders' equity.....................           8,780        85,439         84,234         75,243        54,628         55,012


(1) The financial information expressed in US$ is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on December 31, 1999 which was US$ 1.007 for each euro.
(2) See "Item 19: Financial Statements -- Note 1 of the Notes to consolidated Financial Statements."
(3) See "Item 19: Financial Statements -- Note 8 of the Notes to consolidated Financial Statements."
(4) Figures for 1995 have been adjusted to reflect the 100-for-1 share split approved by the shareholders on April 29, 1996.

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


           ITEM 9: Management's Discussion and Analysis of Financial
                      Condition and Results of Operations

     This Annual Report contains certain forward-looking statements that involve risks and uncertainties relating to our future financial and technological performance. Such statements are based on our current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In evaluating such statements, readers should specifically consider factors which could affect expected results, including, but not limited to, those highlighted in the relevant sections hereof and principally: (i) the uncertainties inherent in scientific research in a field subject to intense competition and rapid technological change, and in particular the risk that we will be unable to discover and patent genes associated with common diseases or drug response or other valuable genomic or biological information before our competitors; (ii) the inability to maintain or initiate third-party arrangements which generate revenues, in the form of license fees, research and development support, royalties and other payments, in return for rights to the results of our research; and (iii) delays or difficulties in developing or acquiring the genomics technologies and technical and managerial personnel required to conduct our research programs at reasonable costs. Readers are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. We undertake no obligation to release publicly any revisions to forward-looking statements to reflect any changes in events, conditions or circumstances on which such statements are based.


Overview

     We are an integrated genomics company. Our mission is to discover and license genomics information relevant for the discovery, development and marketing of new therapeutics for common diseases. We have developed an original approach to the discovery of important genes, based on association studies in human populations. These studies are made possible by our technology platform, which integrates key scientific tools that we have either invented or applied in novel ways. Our strategy is to focus our research efforts in the following fields:

       *     central nervous system diseases;

       *     metabolic disorders, and in particular obesity; and

       * pharmacogenomics, which is the application of genomics technologies to the identification and analysis of genes involved in drug response.

     In parallel with our primary focus on gene discovery and pharmacogenomics, we have used our technology platform to pursue commercial opportunities in related areas, notably in the fields of therapeutic protein libraries, plant genomics and vaccine and immunotherapy applications.

     In addition, our synthetic DNA division, Genset Oligos, is one of the world's largest manufacturers and suppliers of oligonucleotides, a key raw material in genomics research, with production facilities in France, the United States, Japan, Singapore and Australia. Genset Oligos also provides us with a reliable and low cost supply of high quality oligonucleotides for our own research.

     Our principal source of revenue is our research and collaboration agreements with strategic partners, which are pharmaceutical or biotechnology companies. Under these agreements, we receive a combination of the following forms of payments:

       * research payments: regular fixed research funding payments and milestone payments based on the completion of defined research objectives;

       * clinical milestone payments paid when and if our partner achieves defined clinical development objectives; and

       * royalties on sales of drugs that are developed or modified based on our research results.

     To date, we have generated the majority of our revenues from a limited number of strategic partnership agreements and we expect we will continue to rely on few partners for the foreseeable future. In 1999, we received revenues under six research and collaboration agreements, including two in the area of gene discovery, two in the area of pharmacogenomics, and two in the areas of plant genomics and therapeutic protein libraries. Our current partnership agreements typically provide for periods of guaranteed research funding of about two years. We cannot be certain that the research periods under our existing partnership agreements will not be terminated early, that any of them will be renewed or that we will enter into new strategic partnerships to replace existing ones whose research terms come to an end and are not renewed.

     Our main costs and expenses relate to our research activities. The growth of our research costs is driven by the initiation or expansion of research activities or programs, which result in the need to invest in new personnel or the expansion of our equipment and facilities. We also fund various scientific collaborations, including notably collaborations with universities, hospitals and medical centers, to ensure our continued access to collections of clinical samples and data suitable for our association studies programs. Over the last years, we have invested significantly in the expansion of our personnel and facilities and the further development of our integrated technology. We believe that our existing technology platform and infrastructure is sufficient to allow us to conduct our current research activities.

     Our results of operations for any period may not be comparable to the results of operations for any other period. In addition, our historical results should not viewed as being indicative of future operating results.

     We have incurred losses since our inception in 1989 and we anticipate that we will incur losses for the next years. To date, the majority of our revenues have resulted from research funding and milestone payments from our strategic alliance partners. We have not received any royalties from the sale of products. Our losses may increase as we expand our investments in new technology and research and development programs. As a result, we will need to generate significant revenues to achieve profitability. We cannot be certain whether or when this will occur because of the significant uncertainties that affect our business.


Recent Developments

     Since the beginning of 2000, we have entered into three new revenue-generating research and collaboration agreements:

       * in February 2000, we signed an agreement with Corixa Corporation, a U.S. biotechnology company, to sequence the genome of an undisclosed microbial organism provided by Corixa;

       * also in February 2000, we signed an agreement with Abbott Laboratories to discover genes associated with bipolar disorder and Type II diabetes; and

       * in April 2000, we signed an agreement with Sanofi-Synthelabo to conduct a pharmacogenomics research program aimed at lead selection and optimization for an undisclosed CNS disease.

     In March 2000, we exercised our put option to issue $10 million of Genset equity to Abbott Laboratories.

     In June of 2000, we issued convertible bonds exchangeable into new or existing Genset ordinary shares, raising aggregate net proceeds of approximately 53 million euros. The bonds were issued at par, with a principal value of 94 euros per bond. The bond issuance was structured as a zero-coupon convertible bond, with no interest payments payable during the 3.5 year term of the bond. The bond accrues interest at a rate of 4.5% annually; assuming no early conversion or redemption, the bonds will be redeemed at their maturity date, January 1, 2004, at a price per bond of 109.72 euros or 116.72% of their principal value.

     The bondholders can convert their bonds into Genset common shares at any time at a conversion rate of one share per bond. Alternatively, we can force early redemption or conversion of the bonds into ordinary shares at this same conversion rate if, prior to June 27, 2002, our ordinary shares trade at in excess of 250% of the principal value per bond plus accrued interest during a consecutive 20 day period within a 40 day period chosen by us. Between June 27, 2002 and December 31, 2003, we can force early redemption or conversion of the bonds into ordinary shares if our ordinary shares trade at in excess of 120% of the principal value per bond plus accrued interest. If the bondholders decide to convert or exchange their bonds, we have the option either to issue them new shares or to exchange existing Genset shares we had previously bought. The issue consisted of a total of 591,366 bonds; consequently, at the conversion rate of 1 share per bond, if all the bonds were converted into newly issued ordinary shares, the bondholders would hold 591,366 shares, or approximately 6.9% of the share capital after conversion, based on the number of shares outstanding at May 31, 2000.


Results of Operations

Years ended December 31, 1999 and 1998

     We reported total revenues of 27.7 million euros for 1999, an increase of 3% compared to total revenues of 26.9 million euros for 1998. Research and development revenues comprised 19.4 million euros, or 70% of total revenues, while oligonucleotide sales accounted for 8.3 million euros. The slight increase in revenues was due to a 48% increase in DNA sales which compensated for a decrease in research and development revenues.

     Our total operating expenses increased 25% to 57.9 million euros for 1999, from -46.3 million euros for 1998. This increase was due to the increase in research and development expenses resulting from the continued expansion of our technology platform. Specifically, research and development expenses for the year were 42.4 million euros, an increase of 26% as compared to 33.7 million euros in 1998. This increase was due to the addition of new personnel and the establishment of physiological genomics and epidemiology and biostatistics departments in La Jolla. We expect research and development expenses to remain stable in 2000.

     Costs of goods sold amounted to 3.5 million euros for 1999, compared to
2.7 million euros for 1998. Selling and marketing expenses for 1999 amounted to
1.5 million euros, compared to 1.2 million euros for 1998. Both items relate exclusively to sales of oligonucleotides and the increase in 1999 reflects the increase in sales.

     General and administrative expenses increased 21% to 10.6 million euros in 1999 from 8.7 million euros in 1998 as a result of an increase in patent and licensing activities and bringing operations on line in new geographic areas. We expect general and administrative expenses to continue to increase during 2000 due to continued expansion of patent, licensing and business development activities.

     The amortization of total deferred compensation over the next four years with respect to stock options outstanding as of December 31, 1999 will amount to approximately 2.2 million euros.

     In the area of non-operating results, we reported a net foreign exchange gain of 3.0 million euros in 1999, as a result of the strengthening of the U.S. dollar relative to the euro during the year.

     Effective in the third quarter 1999, we changed our accounting treatment of Ceres from the equity method to the cost method in recognition of our decreasing influence in Ceres. We recorded equity in loss of affiliated companies reflecting our portion of losses generated by the development of Ceres' research activities for only the first two quarters of 1999. As a result, equity in loss of affiliated companies decreased from 1998 to 1999.

     We recorded an income tax benefit (research tax credit) of 4.9 million euros for 1999 compared to 2.7 million euros for 1998. This increase was due to an increase in research and development expenses in 1999. As of December 31, 1999, we had a research-related income tax credit receivable of 13.9 million euros, of which 3.3 million euros is recoverable in 2000, 2.9 million euros is recoverable in 2001, 2.7 million euros is recoverable in 2002, and 5.0 million euros is recoverable in 2003.

     At December 31, 1999, our accumulated deficit was 52.8 million euros compared to 30.7 million euros at December 31, 1998.



Net sales and operating income by principal business activity

Research and Development

     We reported total revenues of 19.4 million euros for 1999, a decrease of
8.9 % compared to revenues of 21.3 million euros for 1998. The slight decline in research and development revenues reflects (1) the payment in 1998 of a one-time up-front license fee under our agreement with Wyeth-Ayerst Laboratories, and (2) a decrease in research fee payments under our existing collaboration agreements during the second half of 1999, as we had fewer agreements under which we were receiving research funding payments during this period. Direct costs increased 31% to 41.8 million euros for 1999, from 31.9 million euros for 1998. This increase was due to the addition of new personnel and the establishment of physiological genomics and epidemiology and biostatistics departments in La Jolla. We reported a net loss for 1999 of 22.3 million euros, compared to a net loss of 10.6 million euros for 1998.

Oligonucleotide Sales

     We reported total revenues of 11.6 million euros for 1999, an increase of 38% compared to revenues of 8.5 million euros for 1998. The 48% increase in DNA sales to third parties was primarily due to increased sales in Asia, particularly in Singapore and Japan, following the establishment of our new subsidiaries in these markets. The 27% increase in direct costs, from 7.8 million euros for 1999 to 9.9 million euros for 1998, was due to a 28% increase in personnel headcount, and to the progression of the quantities produced. As a result, our oligonucleotide sales activity reported operating income for 1999 of 1.8 million euros, compared to 0.7 million euros for 1998, an increase of 156%.



Years ended December 31, 1998 and 1997

     Genset reported total revenues of 27.0 million euros for the year ended December 31, 1998, an increase of 79% compared to total revenues of 15.1 million euros for the year ended December 31, 1997. Research and development revenues comprised 21.3 million euros, or 79% of total revenues, while oligonucleotide sales accounted for 5.6 million euros. The growth of revenues was primarily due to the 117% increase in revenues from our research and development activity.

     Total operating expenses increased 34% to 46.3 million euros for 1998, from 34.5 million euros for 1997. This increase was due primarily to the increase in research and development expenses.

     General and administrative expenses increased 24% to 8.7 million euros in 1998 from 7.0 million euros in 1997 as a result of an increase in patent and licensing activities and bringing operations on line in new geographic areas. We also recognized a deferred compensation expense of 0.5 million euros in 1998 related to stock options granted to general and administrative personnel.

     The amortization of total deferred compensation over the next four years with respect to stock options outstanding as of December 31, 1998 will amount to approximately 3.4 million euros.

     Net interest income declined approximately 11% to 1.7 million euros in 1998 from 1.9 million euros in 1997, reflecting declining cash and cash equivalent balances. We reported a net foreign exchange loss of 0.9 million euros in 1998 in contrast to the foreign exchange gain reported in 1997. This is a result of the decline of the yen and the U.S. dollar relative to the euro during the year and accounting in euros for assets denominated in yen and U.S. dollars.

     We recorded other income of 2.5 million euros, principally as a result of a gain recorded on our equity interest in Ceres, which was accounted for using the equity method. We also recorded a loss of 1.3 million euros from equity in loss of affiliated companies reflecting, predominantly, the continued development of Ceres' research activities.

     We recorded a decrease in income tax benefit to 2.7 million euros for 1998 compared to 2.9 million euros for 1997. This benefit is principally due to a research tax credit that is calculated based on the increase of qualifying research expenditures in France and was lower due to a marginally lower increase in 1998. As of December 31, 1998, the Company had a research-related income tax credit receivable of 10.2 million euros, of which 1.2 million euros is recoverable in 1999, 3.3 million euros is recoverable in 2000, 2.9 million euros is recoverable in 2001, and 2.7 million euros is recoverable in 2002.

     We reported a net loss for the year ended December 31, 1998 of 14.7 million euros as compared to a net loss of 14.3 million euros for the year ended December 31, 1997. At December 31, 1998, our accumulated deficit was 30.7 million euros compared to 37.2 million euros at December 31, 1997. In accordance with French law, we set off 21.3 million euros of accumulated deficit against surplus paid-in capital during 1998.



Net sales and operating income by principal business activity

Research and Development

     We reported total revenues of 21.4 million euros for 1998, an increase of 119% compared to revenues of 9.7 million euros for 1997, due to (1) additional payments of research fees under two new research and collaboration agreements in 1998, (2) the payment of a one-time up-front license fee under our agreement with Wyeth-Ayerst Laboratories, and (3) milestone payments received under our research contracts. Direct costs increased 58% to 31.9 million euros for 1998, from 20.5 million euros for 1997. This increase was due primarily to the recruitment of new personnel, the addition of new sequencing equipment, the expansion of our research laboratories in Evry and La Jolla, California, and the initiation of new genomics research programs. We reported a stable net loss of 10.6 million euros for 1998, compared to a net loss of 10.7 million euros for 1997.

Oligonucleotide Sales

     We reported total revenues of 8.5 million euros for 1998, an increase of 31% compared to revenues of 6.5 million euros for 1997. The growth of sales in all markets and the opening of our new subsidiary in Singapore contributed to this increase. The 22% increase in direct costs, from 6.4 million euros for 1997 to 7.8 million euros for 1998, was due to an increase of personnel headcount by 22% and to the progression of the quantities produced. As a result, operating income increased six fold from 0.1 million euros for 1997 to
0.7 million euros for 1998.

Liquidity and Capital Resources

     We have financed our operations through the private placement of equity securities, bank loans, conditional interest-free loans received from ANVAR, a French government agency, French government grants and the proceeds of our June 1996 initial public offering. At December 31, 1999, our long term debt (including current portion) amounted to 7.2 million euros compared with 10.4 million euros at December 31, 1998 and 8.9 million euros at December 31, 1997. At December 31, 1999, cash and cash equivalents and short-term investments (less than three months) totaled 21.1 million euros.

     For the year ended December 31, 1999, our principal uses of cash were funding of research and development expenses, purchases of additional equipment for sequencing, genotyping, and bioinformatics, and expansion of Genset's Genomics Research Center in Evry and La Jolla, California.

     We have made significant capital investments to date to establish the substantial scientific infrastructure necessary to conduct our genomics programs. We expect to continue to do so over the next several years to continue to develop and acquire new technologies and qualified personnel. More specifically, our future capital requirements, the timing and amount of expenditures and the adequacy of available funds will depend upon many factors, including:

       * the magnitude and progress of our research and development programs,

       * our ability to maintain and enter into new strategic partnerships and collaborative agreements,

       * the progress of the development and commercialization of potential drugs resulting from our programs,

       *     competing technological and market developments, and

       * the process of preparing, filing, maintaining and enforcing patent claims and other intellectual property rights and related costs.

     Based on our current plans, and after taking account of the capital raised during the first two quarters of 2000, including notably the $10 million of shares issued to Abbott Laboratories in March 2000 and the approximately 53 million euros of net proceeds from the June issuance of convertible bonds, we believe our existing resources and loans, together with the net proceeds of this offering, will be sufficient to fund our capital requirements for the next three years. However, the actual amounts of funds we will need during or after that period will depend on the factors listed above, some of which are beyond our control, and we may need funds sooner than we currently anticipate. In addition, if the holders of the bonds issued in June 2000 do not convert their bonds into shares, and if the market price of Genset shares does not prior to such date reach the level required for us to force conversion of the bonds, we will have an obligation at their maturity date of January 1, 2004 to redeem the bonds for an aggregate redemption price of 64.9 million euros. We may seek funding through additional public or private equity offerings or debt financings. This additional financing may not be available when needed, or, if available, may not be available on favorable terms.


The Euro

     We completed the conversion of our accounts and accounting systems into euros in January 1999. We published our 1998 accounts in both French francs and euros, and have, beginning with the first quarter of 1999, been maintaining and publishing our accounts in euros only.


Year 2000

     The risks related to the arrival of the Year 2000 did not cause any significant disruptions in our business or research operations and did not result in our having to invest heavily in software or computer modifications or replacements.

                              ITEM 9A: Market Risk

Currency Exchange Rate Sensitivity

     We publish our consolidated financial statements in euros and the majority of our expenses are and will for the foreseeable future continue to be denominated in euros or euro-based currencies. The majority of our revenues, however, are denominated in U.S. dollars. A strengthening or weakening of the euro against the U.S. dollar could therefore significantly affect our results of operations. We have significant U.S. dollar denominated expenses that partially limit our exposure to fluctuations between the euro and the U.S. dollar. These include the expenses of our U.S. subsidiary Genset Corporation, as well as U.S. dollar denominated payment obligations of Genset S.A. pursuant to numerous contracts entered into with non-French entities. In addition, beginning in 1999, we have entered into hedging transactions on a non-speculative basis to limit the potential impact of exchange rate fluctuations. These transactions have to date been limited to purchasing, when deemed necessary, forward contracts to cover firm U.S. dollar commitments so as to fix the value in euros of these future revenues.

     In addition to the euro and the U.S. dollar, the other primary functional currencies for our operations are the Singapore dollar and the yen. The total amount of our expenses and revenues denominated in these currencies remain relatively small; we therefore do not expect that a strengthening or weakening of the euro against these other currencies would have a material impact on our financial results.

     Our balance sheet may also be affected by exchange rate fluctuations as a result of variations in the euro value of assets denominated in other currencies. As at December 31, 1999, approximately 19.5% of our consolidated total assets were denominated in currencies other than euros, principally U.S. dollars.

Interest Rate Sensitivity

     We have had net positive interest income since 1995, resulting from cash and cash equivalent balances that are significantly greater than our debt. Consequently, the principal risk currently associated with interest rate fluctuations is that interest income could decrease as a result of a continued decrease in interest rates. As our net cash and cash equivalent balance decreases, the net effect of such a decrease in interest rates also diminishes.

     Our long-term debt bears interest at fixed rates between 4.25% and 8.25%.




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

Name                                  Age              Current Positions          Initially Appointed(1)         Term Expires
 ----------------------------------------------------------------------------------------------------------------------------------
Pascal Brandys                                         Chairman of the Board
                                       41              of Directors and Chief              1989                      2004
                                                       Executive Officer
                                                       (President Directeur
                                                       General)
Marc Vasseur                           50              Director, Chief Biology             1992                      2004
                                                       Officer and Directeur
                                                       General
Daniel Cohen                           49              Director, Chief                     1996                      2002
                                                       Genomics Officer and
                                                       Directeur General
Laurent Degos                          54              Director and President              1989                      2004
                                                       of the Scientific
                                                       Advisory Board
GIMD (represented by
Benoit Habert(2))                      34              Director                            1994                      2006
Martyn Greenacre(3)                    58              Director and President              1993                      2005
                                                       of the Compensation
                                                       Committee
Edmund Olivier de
Vezin(3)                               62              Director                            1994                      2002
Andre Pernet (2)                       55              Director                            2000                      2006


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

     Daniel Cohen, M.D., Ph.D., joined the Company in 1996 as Chief Genomics Officer and Directeur General. Professor Cohen is a Professor of Medical Genetics at the University of Paris VII. Before joining the Company, Professor Cohen was a co-founder and Scientific Director of CEPH. Professor Cohen was also a co-founder and Scientific Director of Genethon and has served as a scientific advisor for another genomics company. He is Doctor Honoris Causa of Shanghai, Xi'an and Ben Gourion University, and has received UNESCO's Prize of New Human Rights, the Daniel Bauperthuy Prize from the French Academy of Sciences for epidemiology, and the Grand Prize for Medical Literature for the book, The Genes of Hope, which has been translated into seven languages. Professor Cohen received the Legion of Honor in 1998 and the American Academy of Achievement's Golden Plate Award in 1999. He has authored more than 100 scientific publications. Professor Cohen has an M.D. and a Ph.D. in Immunology and Immunogenetics from the University of Paris VII.

     Laurent Degos, M.D., Ph.D., co-founder of the Company and the President of its Scientific Advisory Board, is a Professor of Hematology at the University of Paris VII-Denis Diderot. He is also Director of the University's Institute of Hematology and Head of the Hematology Department (adult leukemia) at Hpital Saint-Louis in Paris. Former Director of INSERM 93 Unit (immunogenetics of transplantation), and past president of the National Council of French Universities Committee of Hematology, Professor Degos is president of the Scientific Council of the Institute of Health Policy and the Paris Hospitals Scientific Board. Corresponding member of French Academy of Sciences, Laurent Degos is chief editor of The Hematology Journal and the author of over 200 publications, including numerous books. The recipient of a number of international honors and awards (including from the General Motors Cancer Foundation in 1994), Laurent Degos has a Ph.D. in Human Biology from the University of Paris.

     Benoit Habert is President of Dassault Development, the venture capital company of Groupe Insdustriel Marcel Dassault ("GIMD"). Mr. Habert is also a member of the Board of Directors of GIMD. Prior to joining Dassault Development, he was a member of the New Issue Department at Banque Indosuez, which he joined in 1991. Mr. Habert has two masters degrees in business and tax law from the University of Paris and holds an M.B.A. from INSEAD.

     Martyn Greenacre joined Delsys Pharmaceutical Corp. as President and Chief Executive Officer in 1997. Previously he was at Zynaxis Inc. as President and Chief Executive Officer from 1992 to 1997 and at SmithKline Beecham plc since 1973, where from 1989 he was responsible for the strategic direction and operational management of pharmaceutical subsidiaries in Europe and for planning and executing European aspects of the merger between SmithKline Beckman and Beecham Pharmaceutical. He is also a director of Cephalon Inc., Creative BioMolecules and Curis, Inc. Mr. Greenacre received his M.B.A. and A.B. degrees from Harvard University.

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

     Andre G. Pernet, Ph.D., spent his entire pharmaceutical career from 1973 through 1999 at Abbott Laboratories. Dr. Pernet served in several research management positions after joining Abbott's pharmaceutical products division in Chicago in 1980. Dr. Pernet was elected corporate officer and vice president, pharmaceutical products research and development in 1994 heading an organization of 2700 scientists with an annual budget responsibility of $600 million. Among his accomplishments is the worldwide development of the antibiotic Biaxin (clarithromycin) the sales of which peaked at $1.2 billion. He also spearheaded the AIDS research at Abbott and developed Norvir, one of the three breakthrough protease inhibitors which together reduced mortality in AIDS patients by 74%. In February 1999, Pernet's team was awarded the Prix Galien International, which is considered the highest distinction for medical and scientific contribution. Dr. Pernet has degrees in management, chemical engineering and a doctorate in chemistry.


Executive Officers

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

     We are highly dependent on the principal members of our management and scientific staff. The loss of any of these persons' expertise would be difficult to replace and could seriously disrupt our operations. Furthermore, our future success will also depend on our ability to recruit and retain qualified scientific personnel. We may not be able to do so given the intense competition among biotechnology, pharmaceutical and health care companies, universities and non-profit research institutions for experienced scientists and managers.

     While most of our personnel have signed employment contracts, which contain non-compete and confidentiality clauses, we cannot be certain that these provisions will provide meaningful protection for the Company's know-how or technology or adequate remedies in case of breach. In addition, our three Directeurs Generaux have not signed employment contracts or non-compete or confidentiality agreements and none of our employees in the United States have signed non-compete agreements. We do not have key-man life insurance coverage during 2000 for our three Directeurs Generaux.

     The following table sets forth the names of the executive officers and senior management of the Company, their current positions with the Company and the first dates as of which they served as executive officers or senior management of the Company.

Executive Officers

Name                     Age    Current Position(s)                        Since
--------------------------------------------------------------------------------
Pascal Brandys           41     Chairman of the Board of Directors and      1989
                                Chief Executive Officer
                                (President Directeur General)

Marc Vasseur             50     Director, Chief Biology Officer and
                                Directeur General                           1992

Daniel Cohen             49     Director, Chief Genomics Officer and
                                Directeur General                           1996

Bernard E. Bihain        42     Vice President, Functional Genomics         1998

Marta Blumenfeld         44     Vice President, Genomics Analysis           1990

David Bradfute           35     Vice President, Intellectual Property       1998

Jonathan Burnham         33     General Counsel                             1998

Jerome Chailloux         50     Chief Information Officer                   1995

Ilya Chumakov            50     Vice President, Mapping                     1996

Audrey D. Keane          40     Vice President, Licensing                   1999

James S. Kuo             36     Vice President, Business Development        1999

Agnes Le Saux-Narjoz     34     Vice President, Marketing                   1989

Bruno Poddevin           35     Vice President,
                                Oligonucleotides Division                   1992

Philippe J. Rousseau     29     Vice President, Finance                     1998

Nicholas J. Schork       38     Vice President, Biostatistics and
                                Genetic Epidemiology                        1999

Cecile Tharaud           34     Vice President of Operations                1996

Francois Thomas          42     Vice President, Pharmacogenomics and
                                Medical Affairs                             1999

John Varian              41     Chief Financial Officer                     2000


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

     David Bradfute, Ph. D., joined the company in 1998 as Associate Director of Intellectual Property U.S. and was named Vice President, Intellectual Property in 2000. From 1993 to 1998, he worked as a Patent Agent and Technical Advisor on biotechnology patent prosecution and intellectual property litigation matters with the law firm of Morrison & Foerster LLP. At Stanford University, Dr. Bradfute earned both his Ph.D. in Biological Sciences for work on the regulation of cholesterol biosynthesis in 1993, and his J.D. in 1998. He is a member of the California State and Washington D.C. Bars, and is registered to practice before the U.S. and Canadian Patent Offices.

     Jonathan Burnham joined the Company in 1998 as Director of Legal Affairs and was named General Counsel in 2000. From 1994 to 1997, he was an associate with the law firm of Shearman & Sterling in their New York, London and Paris offices, practicing in the fields of corporate finance and mergers and acquisitions. From 1993 to 1994, he was a trainee at the Legal Service of the European Commission. A member of the New York State Bar, Mr. Burnham received a B.A. from Dartmouth University, LL.B. (common law) and B.C.L. (civil law) degrees from McGill University and a Masters in International Law from the University of Aix-Marseille.

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

     Audrey D. Keane, Vice President, Licensing, joined the Company in 1996. Previously, she was Vice President of Business Development at Sequana Therapeutics where she was responsible for structuring and negotiating strategic alliances with major pharmaceutical and biotechnology companies for the commercial development of therapeutics and diagnostic products. Ms. Keane received her M.B.A. from Harvard Graduate School of Business Administration and a B.S. in Chemical Engineering from Case Western Reserve University.

     James S. Kuo, Vice President, Business Development, joined the Company in 1999. Prior to joining the Company, Dr. Kuo was Vice President of Business Development and a member of the senior management team at Myriad Genetics, Inc. Prior to Myriad, Dr. Kuo was an Associate Director of Corporate Licensing and Development at Pfizer, Inc. Prior to Pfizer, Dr. Kuo was Managing Director of Venture Analysis at HealthCareVentures, LLC., a $378 million venture capital fund. Dr. Kuo received his M.D. from the University of Pennsylvania School of Medicine and his M.B.A. from The Wharton School of Business where he concentrated in health care management and finance.

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

     Philippe J. Rousseau joined the Company in 1998 as Financial Analyst and was named Vice President, Finance in 2000. From 1996 to 1998, he was a consultant with the strategic consulting firm Mars & Co. in Paris. From 1994 to 1996, he was a member of the corporate finance department of Banque Paribas in both the Dallas, Texas and Paris offices. Mr. Rousseau is a graduate of the Ecole des Hautes Etudes Commerciales (H.E.C.) where he majored in finance.

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

     Cecile Tharaud, Ph.D., Vice President of Operations, joined the Company in 1996. Prior to joining the Company, she was Director of Business Development at SmithKline Beecham, France from 1995 to 1996, and was Director of New Products for Glaxo Laboratories, France from 1993 to 1995. Dr. Tharaud received an M.B.A. from INSEAD and her Ph.D. in Molecular Genetics and Applied Immunology from the Institut National Agronomique Paris-Grignon. Dr. Tharaud is also a graduate of the Ecole Polytechnique.

     Francois Thomas, M.D., Vice President, Pharmacogenomics and Medical Affairs, joined the Company in 1999. From 1995 to 1998, he was President of Bioserve Ltd, a consulting firm to the pharmaceutical industry specializing in biotechnology and oncology. From 1991 to 1994, Dr. Thomas was Medical and Scientific Director of Ipsen Biotech and from 1989 to 1991 Director of Research and Development Planning at Pharmaceutical Group Ipsen Beaujour. Dr. Thomas received his M.D. from the Paris School of Medicine in 1984 and his M.S. from the M.I.T. Sloan School of Management in 1995. He is board certified in medical oncology and has authored more than 70 scientific publications.

     John Varian, Chief Financial Officer, joined the Company in May 2000. Prior to joining the Company, he was Senior Vice President of Finance and Administration at Elan Pharmaceuticals, Inc. He moved into that position in August 1998 after Elan Corporation's acquisition of Neurex Corporation, where he was Vice President and Chief Financial Officer since May 1997. Prior to joining Neurex and since August 1991, Mr. Varian was Vice President and Chief Financial Officer of Anergen Inc. Mr. Varian was a Senior Manager in the Audit Department of Ernst & Young. He is a Certified Public Accountant and graduated from Western Michigan University in 1980, with a Bachelors of Business Administration.

Scientific Advisory Board

     The Company has organized a Scientific Advisory Board ("SAB") composed of seven individuals with expertise in the fields of molecular biology, genetics, obesity and diabetes, transcription regulation, DNA chemistry and hematology. The SAB is international in scope and its members are affiliated with institutions in France, Germany, Japan and the United States. The Company consults with individual members of the SAB periodically when advice is required in their particular area of expertise. The members of the SAB receive a fee for each meeting with the Company and are reimbursed for expenses incidental to their attendance of these meetings. In addition, certain members of the SAB have been granted warrants. The members of the SAB are:

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

     Stephen K. Burley, M.D., Ph.D., F.R.S.C., Dr. Burley is the Richard M. and Isabel P. Furlaud Professor at the Rockefeller University and an Investigator in the Howard Hughes Medical Institute. He received a B.Sc. degree in physics from the University of Western Ontario. As a Rhodes Scholar, he received his Ph.D. degree in molecular biophysics from Oxford University. Subsequently, he earned an M.D. degree from Harvard Medical School in the Harvard University-Massachusetts Institute of Technology Joint Program in Health Sciences and Technology. His clinical training combined a residency in Internal Medicine at the Brigham and Women's Hospital with postdoctoral work in protein crystallography under the direction of William N. Lipscomb at Havard University. Research in Dr. Burley's laboratory is focused on the macromolecular machines responsible for messenger RNA transcription, splicing and translation in eukaryotes. He is a Fellow of the Royal Society of Canada and of the New York Academy of Sciences. At Rockefeller University, he serves as Deputy for Academic Affairs and Director of the Pels Family Center for BioChemistry and Structural Biology.

     Laurent Degos, M.D., Ph.D., President of the Scientific Advisory Board. See " -- Board of Directors."

     Harvey Lodish, Ph.D., Member, Whitehead Institute for Biomedical Research, and Professor of Biology and Bioengineering, Massachusetts Institute of Technology, Cambridge, MA. Dr. Lodish is a Member of the National Academy of Sciences and a Fellow of the American Academy of Arts and Sciences. Author of over 430 publications, he received a MERIT award from the National Institute of Diabetes and Digestive and Kidney Diseases, the Stadie Award from the American Diabetes Association, a Guggenheim Fellowship, and an honorary D.Sc. from Kenyon College. Dr. Lodish is co-author of the textbook Molecular Cell Biology and is on the editorial board of Proceedings of the National Academy of Sciences.

     Yoshiyuki Sakaki, Ph.D., Professor at the Human Genome Center at the University of Tokyo. Dr. Sakaki is also Vice President of HUGO, the Human Genome Organization. He has authored more than 200 scientific publications.

     Gunther Schutz, Ph.D., Professor of Physiological Chemistry and Director of the Department of Molecular Biology of the Cell at the Institute of Cell and Tumor Biology, German Cancer Research Center in Heidelberg. Prior to 1980, Dr. Schutz led an independent research group at the Max-Planck Institute for Molecular Genetics at the Freie University in Berlin. He has authored more than 200 publications and received the Gottfried-Wilhem-Leibnitz Prize of the Deutsche Forschungsgemeinschaft in 1987. In 1997, he was given the European Medal of the Society of Endocrinology and in 1998 he received the Max-Plank-Research Prize for International Cooperation.

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


                ITEM 11: Compensation of Directors and Officers

     The aggregate amount of compensation paid by the Company to all of its directors as a group (seven persons in 1999, including four independent directors who receive limited compensation for services as directors, and reimbursement of expenses incidental to their attendance at Board of Directors meetings) for services in all capacities for 1999 was approximately 1.2 million euros. The aggregate amount of compensation paid by the Company to all of its executive officers (excluding directors) as a group (14 persons) for their services in 1999 was approximately 1.5 million euros.

     The Company does not contribute to any pension, retirement or other plans for its executive officers or senior management.


    ITEM 12: Options to Purchase Securities from Registrant or Subsidiaries

Stock Option Plans

     Pursuant to resolutions adopted by the shareholders on October 25, 1994, March 19, 1996, April 15, 1996, May 22, 1997, and May 19, 1999, the Board of
Directors has granted options to purchase Ordinary Shares to certain officers and employees of the Company. The following table sets out certain information relating to the various option plans in effect, as of May 31, 2000:

Option                Options           Options           Options            Ordinary      Option Exercise               Expiration
Plan                 Issuable    Still Issuable       Outstanding     Shares Issuable      Price per Share               Date(1)(2)
                                                                                                   (euros)
                   ------------  --------------      ------------     ---------------      ---------------         ----------------
October 25, 1994        1,000                 0               125             125,000(4)              6.10           April 30, 2004
March 19, 1996          7,000                60(3)          2,710             277,000(4)             24.93(5)        March 31, 2008
April 15, 1996          2,000               502(3)            812             131,400(4)             30.76(6)      January 31, 2008
May 22, 1997          400,000           130,456(3)        217,694             348,150                54.93(7)        March 31, 2008
May 19, 1999          500,000               150           489,650             489,800                77.61(8)        April 30, 2009



(1) The options under each plan have various expiration dates. In each case, the latest expiration date of options already issued under the plan is indicated.
(2) All plans contain restrictions limiting the exercise of options after the employee is no longer an employee of the Company.
(3) Pursuant to the June 16, 2000 extraordinary shareholders' meeting, the authorization to issue these remaining options was canceled and replaced by a new authorization; as a consequence, these options are no longer issuable.
(4) Adjusted to reflect the 100-for-1 share split approved by the shareholders on April 29, 1996.
(5) The exercise price of the options depends on the date at which they were issued. The price indicated is the weighted average exercise price of the options outstanding under the plan. The exercise prices of the outstanding options range from 24.39 to 62.71 euros.
(6) The exercise price of the options depends on the date at which they were issued. The price indicated is the weighted average exercise price of the options outstanding under the plan. The exercise prices of the outstanding options range from 26.23 to 62.71 euros.
(7) The exercise price of the options depends on the date at which they were issued. The price indicated is the weighted average exercise price of the options outstanding under the plan. The exercise prices of the outstanding options range from 38.72 to 79.43 euros.
(8) The exercise price of the options depends on the date at which they were issued. The price indicated is the weighted average exercise price of the options outstanding under the plan. The exercise prices of the outstanding options range from 34.70 to 125.48 euros.

     In addition, at their June 16, 2000 extraordinary general meeting, the shareholders adopted a new stock option plan, under which the Board of Directors may grant stock options to the officers and employees of the company enabling their beneficiaries to subscribe for up to 336,356 new shares.

     As of May 31, 1999, an aggregate of 261,000 Ordinary Shares could be purchased pursuant to outstanding options held by the President Directeur General and the two Directeurs Generaux of the Company as a group (three persons) and an aggregate of 417,050 Ordinary Shares could be purchased pursuant to outstanding options held by the other executive officers of the Company as a group (15 persons).

     In June 1999, the Company's Board of Directors decided to modify all outstanding stock options to provide that they would vest and become immediately exercisable in the event of a change of control of Genset. This acceleration would come into effect at the moment of the completion of any transaction which results in a change of control of the Company. However, the Board has reserved the right, which it may exercise at any moment prior to the definitive completion of any such transaction, to cancel the acceleration of the right to exercise stock options, and also to decide upon any other treatment of the stock options which would be consistent with law and with the terms and conditions of the stock options approved by the shareholders.

Warrant Plans

     Pursuant to resolutions adopted on July 27, 1992, October 25, 1994, March 28, 1995, March 19, 1996, May 22, 1997, May 19, 1998, August 19, 1998 and May
19, 1999, the shareholders have authorized the issuance of warrants to purchase Ordinary Shares to certain directors and consultants of the Company and certain other non-employees. The following table sets out certain information relating to the various warrant plans in effect, as of May 31, 2000:

Warrant                 Warrants         Warrants           Warrants            Ordinary     Warrant Exercise           Expiration
Plan                  Authorized       Subscribed       Out-Standing     Shares Issuable      Price per Share              Date(1)
                                                                                                       (euros)
                   ------------       ------------      ------------     ---------------       ---------------     ---------------
July 27, 1992.              784               784                20               2,000(2)               4.39      October 5, 2000
March 19, 1996            2,000               308               219              21,900(2)              24.39       March 18, 2001
May 22, 1997..            4,000             4,000               900                    900              38.11         May 21, 2002
May 19, 1998..           32,000            30,000            16,000                 16,000              87.51         May 18, 2003
August 19, 1998           2,000             2,000             2,000                  2,000              83.31      August 18, 2003
May 19, 1999..            4,000             4,000             4,000                  4,000              32.85         May 18, 2004



(1) The warrants under each plan may have various expiration dates. In each case, the latest expiration date of warrants issued under the plan is indicated.
(2) Adjusted to reflect the 100-for-1 share split approved by the shareholders on April 29, 1996.

     In addition, at their June 16, 2000 extraordinary general meeting, the shareholders granted new warrants to Genset's independent directors enabling them to subscribe for up to an aggregate of 15,000 new shares at a price of
80.49 euros per share. Following this meeting, and assuming all 15,000 warrants will be purchased by the independent directors, an aggregate of 35,100 Ordinary Shares could be purchased pursuant to outstanding warrants held by directors (other than executive officers) of the Company as a group (five persons), and no outstanding warrants were held by executive officers of the Company.



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


Use of Proceeds

     We conducted a registered initial public offering of its Ordinary Shares in June 1996, pursuant to a registration statement with file number 33-34758, which was declared effective on June 4, 1996.

     The net proceeds from the offering after underwriting discounts and commissions and other expenses were 76,829,139 euros ($77,4 million). In the period from the effectiveness of the registration statement to December 31, 1999, we have expended (U.S. dollar amounts converted from euros at the December 31, 1999 exchange rate of 0.993 euros to $1.00):

       * 15.5 million euros ($15.6 million) on the construction of plant, building and facilities;

       * 22.1 million euros ($22.3 million) on the purchase and installation of machinery and equipment;

       *     8.8 million euros ($8.9 million) on the repayment of indebtedness;
             and

       * 41.8 million euros ($42.1 million) as working capital (including research and development and general and administrative expenditures).

     We had therefore, as of December 31, 1999, expended 88.2 million euros since the date of the initial public offering, and have consequently expended all the proceeds of that offering.

     As the period for which the above amounts are presented do not correspond precisely to accounting periods of the Company and as the categories do not in all cases correspond to those used by the Company in its accounting procedures, these amounts represent reasonable estimates made by the Company for each category of expenditures.

     As of December 31, 1999, the Company had 20.2 million euros ($20.3 million) invested in money market funds and short-term certificates of deposit.

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


                                                          Page
                                                   -----------
Independent Auditor's Report................               F-1

Consolidated Balance Sheets as of December
 31, 1998 and 1999 .........................               F-2

Consolidated Statements of Operations for
 the years ended December 31, 1997,
 1998 and 1999..............................               F-4

Consolidated Statements of Shareholders'
 Equity for the years ended December 31,
 1997, 1998 and 1999........................               F-5

Consolidated Statements of Cash Flows for
 the years ended December 31, 1997,
 1998 and 1999..............................               F-6

Notes to the Consolidated Financial
 Statements ................................               F-7


                               INDEX TO EXHIBITS

1.1    P     Statuts of Genset S.A. amended through March 24, 2000

1.2[t] P Letter Agreement effective as of March 31, 1999 amending the Amended and Restated Services Agreement dated as of June 30, 1998, as amended, the Technology License Agreement dated as of December 28, 1997, as amended, the Series A Preferred Stock Issuance Agreement dated as of December 28, 1997, as amended, and the Amended and Restated Investors Rights Agreement dated as of December 31, 1998, between Genset S.A. and Ceres, Inc.

1.3[t] P Letter Agreement dated June 30, 1999 amending the Amended and Restated Services Agreement dated as of June 30, 1998, as amended, the Technology License Agreement dated as of December 28, 1997, as amended, the Series A Preferred Stock Issuance Agreement dated as of December 28, 1997, as amended, and the Amended and Restated Investors Rights Agreement dated as of December 31, 1998, as amended, between Genset S.A. and Ceres, Inc.

1.4[t] P Letter Agreement dated September 24, 1999 amending the Amended and Restated Services Agreement dated as of June 30, 1998, as amended, between Genset S.A. and Ceres, Inc.

1.5[t] P Letter Agreement dated January 21, 2000 amending the Amended and Restated Services Agreement dated as of June 30, 1998, as amended, the Technology License Agreement dated as of December 28, 1997, as amended, the Series A Preferred Stock Issuance Agreement dated as of December 28, 1997, as amended, and the Amended and Restated Investors Rights Agreement dated as of December 31, 1998, as amended, between Genset S.A. and Ceres, Inc.

1.6[t] P Letter Agreement dated September 30, 1999 Amending and Terminating the License Agreement dated as of July 25, 1997, between Genset S.A. and Genetics Institute, Inc.

1.7[t] P Amendment dated December 21, 1999 to the Subscription Agreement dated as of July 15, 1997, as amended, between the Company and Abbott Laboratories

1.8[t] P Letter Agreement dated December 21, 1999 amending the Alliance Agreement dated as of July 15, 1997, as amended, between the Company and Abbott Laboratories

1.9[t] P First Supplement effective as of May 31, 2000 to the Research and License Agreement dated as of October 2, 1998 between Genset S.A. and Pharmacia and Upjohn Company

2.1[t] P Genomics License Agreement dated September 30, 1999 between Genset S.A. and Genetics Institute, Inc.

2.2[t] P Research and License Agreement dated February 15, 2000 between Genset S.A. and Abbott Laboratories

2.3[t] P Research Collaboration Agreement effective as of April 3, 2000 between Genset S.A. and Sanofi-Synthelabo S.A.

2.4 P Definitive Transaction Notice dated June 7, 2000 Made Available to the French Public upon the Issue and Listing on the Nouveau Marche of a Loan of 49,103,062 Euros, which may be Increased to 55,588,404 Euros, Represented by Bonds Convertible into and/or Exchangeable for New or Existing Shares with a Principal Value per Bond of 94 Euros

[t] Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

P Filed concurrently with the Securities and Exchange Commission in paper format under cover of Form SE.

                         Report of Independent Auditors

To the directors and shareholders of Genset, S.A.:

     We have audited the accompanying consolidated balance sheets of Genset, S.A. and subsidiaries as of December 31, 1999 and 1998 and the related consolidated statements of operations, comprehensive income, shareholder's equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles in the United States.

/S/ JEAN-YVES JEGOUREL

Jean-Yves Jegourel
Ernst & Young Audit

Paris, France
February 23, 2000

                                     Genset

                          Consolidated Balance Sheets

                             (Amounts in thousands)

                                     ASSETS


                                                                                                    December 31,
                                                                                 --------------------------------------------------
                                                                                           1999              1999              1998
                                                                                 --------------    --------------    --------------
                                                                                            US$              Euro              Euro
Current Assets:
 Cash and cash equivalents...................................................            21,296            21,148            50,204
 Accounts receivable (less allowance for doubtful accounts of euros 80 in
 1999 and euros 64 in 1998) .................................................             8,531             8,472             5,509
 Receivable from affiliates..................................................               599               595             1,946
 Receivable from State.......................................................             7,574             7,521             3,302
 Inventory...................................................................             1,276             1,267             1,037
 Prepaid expenses and other current assets...................................             1,790             1,778             1,637
                                                                                 --------------    --------------    --------------
  Total current assets.......................................................            41,066            40,781            63,635
                                                                                 --------------    --------------    --------------
Property and equipment, net..................................................            25,079            24,904            25,839
                                                                                 --------------    --------------    --------------
Other assets:
 Research and development tax credit receivable, less current portion........            10,717            10,643             8,950
 Patent development costs (less accumulated amortization of euros 1,066 in
 1999 and euros 686 in 1998) ................................................             1,160             1,152               668
 Investments in affiliates...................................................             2,855             2,835             1,945
 Other long term assets......................................................               635               631               557
                                                                                 --------------    --------------    --------------
  Total assets...............................................................            81,512            80,946           101,594
                                                                                 ==============    ==============    ==============



                See notes to consolidated financial statements.

     The financial information expressed in U.S.$ is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on December 31, 1999 which was U.S.$ 1.007 for each euro.

                                     Genset
                          Consolidated Balance Sheets


                                  (Continued)
                             (Amounts in thousands)

                      LIABILITIES AND SHAREHOLDERS EQUITY


                                                                                                    December 31,
                                                                                 --------------------------------------------------
                                                                                      1999              1999              1998
                                                                                 --------------    --------------    --------------
                                                                                            US$              Euro              Euro
Current liabilities:
 Current portion of long-term debt...........................................             2,871             2,851             3,260
 Current portion of capital lease obligation.................................               301               299               311
 Accounts payable............................................................            13,656            13,562            11,318
 Accrued expenses............................................................             2,236             2,221             1,694
 Deferred revenues...........................................................             2,012             1,998             1,749
                                                                                 --------------    --------------    --------------
  Total current liabilities..................................................            21,076            20,931            18,332
                                                                                 --------------    --------------    --------------
Long-term debt, less current portion.........................................             4,345             4,315             7,166
Capital lease obligation, less current portion...............................               616               612               509
Minority interest............................................................               463               460               344
                                                                                 --------------    --------------    --------------
  Total long-term liabilities................................................             5,424             5,387             8,019
                                                                                 --------------    --------------    --------------
Shareholders' equity:
 Common stock, euro 3 nominal value; 7,479,606 and 7,419,706 shares issued
and outstanding -December 31, 1999 and December 31, 1998, respectively.......            22,596            22,439            19,229
 Additional paid-in capital..................................................            88,573            87,957            90,067
 Accumulated deficit.........................................................          (53,138)          (52,769)          (30,659)
 Less advances by the Company to fund employees' exercise of options.........             (323)             (321)              (35)
 Deferred compensation.......................................................           (2,217)           (2,202)           (3,413)
 Cumulative translation adjustment...........................................             (479)             (476)                54
                                                                                 --------------    --------------    --------------
  Total shareholders' equity.................................................            55,012            54,628            75,243
                                                                                 --------------    --------------    --------------
  Total liabilities and shareholders' equity ................................            81,512            80,946           101,594
                                                                                 ==============    ==============    ==============



               See notes to consolidated financial statements.

    The financial information expressed in U.S.$ is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on December 31, 1999 which was U.S.$ 1.007 for each euro.

                                     Genset

                     Consolidated Statements of Operations
                 (Amounts in thousands, except per share data)


                                                                                           Year ended December 31,
                                                                        -----------------------------------------------------------
                                                                                1999            1999           1998            1997
                                                                        ------------    ------------   ------------    ------------
                                                                                 US$            Euro           Euro            Euro
Research and development revenues...................................          19,542          19,406         21,297           9,792
Oligonucleotide sales...............................................           8,348           8,290          5,614           5,253
                                                                        ------------    ------------   ------------    ------------
Total revenues......................................................          27,890          27,696         26,911          15,045
                                                                        ------------    ------------   ------------    ------------
Research and development expenses ..................................         (42,720)        (42,423)       (33,732)        (23,225)
Cost of goods sold..................................................          (3,481)         (3,457)        (2,667)         (3,165)
Selling and marketing expenses......................................          (1,472)         (1,462)        (1,229)         (1,112)
General and administrative expenses.................................         (10,587)        (10,513)        (8,689)         (7,003)
                                                                        ------------    ------------   ------------    ------------
Total operating expenses............................................         (58,260)        (57,855)       (46,317)        (34,506)
                                                                        ------------    ------------   ------------    ------------
Loss from operations................................................         (30,370)        (30,159)       (19,406)        (19,460)
                                                                        ------------    ------------   ------------    ------------
Interest income.....................................................           1,356           1,347          2,268           2,442
Interest expense....................................................            (533)           (529)          (559)           (528)
Foreign exchange gain (loss)........................................           3,005           2,984           (889)            296
Minority interest...................................................             (96)            (95)             2             ---
Other income........................................................             154             153          2,478              23
Equity in loss of affiliated companies..............................            (761)           (756)        (1,298)            ---
                                                                        ------------    ------------   ------------    ------------
Loss before income tax..............................................         (27,245)        (27,055)       (17,404)        (17,227)
                                                                        ------------    ------------   ------------    ------------
Income tax benefit..................................................           4,980           4,945          2,687           2,919
                                                                        ------------    ------------   ------------    ------------
Net loss............................................................         (22,265)        (22,110)       (14,717)        (14,308)
                                                                        ============    ============   ============    ============
Loss per ordinary share.............................................           (2.99)          (2.97)         (2.02)          (2.06)
Weighted average number of ordinary shares outstanding..............           7,452           7,452          7,293           6,932

Loss per ADS (American Depositary Share)............................           (1.00)          (0.99)         (0.67)          (0.69)
Weighted average number of equivalent ADSs outstanding..............          22,356          22,356         21,879          20,796



              Consolidated Statements of Comprehensive Operations


                                                                                          Period ended December 31,
                                                                        -----------------------------------------------------------
                                                                                1999            1999           1998            1997
                                                                        ------------    ------------   ------------    ------------
                                                                                 US$            Euro           Euro            Euro
                                                                        ------------    ------------   ------------    ------------
Net loss............................................................         (22,265)        (22,110)       (14,717)        (14,308)

Change in cumulative translation adjustment.........................            (534)           (530)            42             (60)
                                                                        ------------    ------------   ------------    ------------
Comprehensive Net loss..............................................         (22,799)        (22,640)       (14,675)        (14,368)
                                                                        ============    ============   ============    ============


                See notes to consolidated financial statements.

The financial information expressed in U.S.$ is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on December 31, 1999 which was U.S.$ 1.007 for each euro.

                                     Genset

                Consolidated Statements of Shareholders' Equity

               (Amounts in thousands of euros, except share data)


                                         Ordinary Shares      Additional                           Deferred  Cumulative       Share-
                                      ---------------------      Paid-in Accumulated Advances to    Compen- Translation     Holders'
                                         Shares       Amount     Capital     Deficit Shareholders    sation  Adjustment       Equity
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
At January 1, 1997..................  6,769,985      17,545      92,412     (22,904)       (250)     (1,436)         72      85,439
Exercise of stock options from euros
 4.39 to euros 31.63 per share......     36,600          95         388         ---         ---         ---         ---         483
Exercise of warrants from euros 4.39
 to euros 38.11per share............    205,000         531       2,350         ---         ---         ---         ---       2,881
Exercise of options and warrants
 funded by advances to shareholders.        ---         ---         ---         ---         159         ---         ---         159
Issuance of ordinary shares at euros
 51.28 per share....................    177,502         460       8,643         ---         ---         ---         ---       9,103
Deferred compensation arising from
 stock option grants................        ---         ---         857         ---         ---        (857)        ---         ---
Subscription of warrants............        ---         ---           2         ---         ---         ---         ---           2
Amortization of deferred
 compensation.......................        ---         ---         ---         ---         ---         534         ---         534
Translation adjustment..............        ---         ---         ---         ---         ---         ---         (60)        (60)
Net loss............................        ---         ---         ---     (14,308)        ---         ---         ---     (14,308)
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
At December 31, 1997................  7,189,087      18,631     104,652     (37,212)        (91)     (1,759)         12      84,233
                                      =========   =========   =========   =========   =========   =========   =========   =========
Exercise of stock options from euros
 4.39 to euros 59.46 per share......    130,719         339       2,824         ---         ---         ---         ---       3,163
Exercise of warrants from euros 4.39
 to euros 38.11 per share...........     99,900         259       1,064         ---         ---         ---         ---       1,323
Exercise of options and warrants
 funded by advances to shareholders.        ---         ---         ---         ---          56         ---         ---          56
Accumulated deficit moved to APIC...        ---         ---     (21,269)     21,269         ---         ---         ---         ---
Deferred compensation arising from
 stock option grants................        ---         ---       2,776         ---         ---      (2,776)        ---         ---
Subscription of warrants............        ---         ---          20         ---         ---         ---         ---          20
Amortization of deferred
 compensation.......................        ---         ---         ---         ---         ---       1,122         ---       1,122
Translation adjustment..............        ---         ---         ---         ---         ---         ---          42          42
Net loss............................        ---         ---         ---     (14,716)        ---         ---         ---     (14,716)
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
At December 31, 1998................  7,419,706      19,229      90,067     (30,659)        (35)     (3,413)         54      75,243
                                      =========   =========   =========   =========   =========   =========   =========   =========
Exercise of stock options from euros
 6.10 to euros 34.30 per share......     59,900         175         828         ---         ---         ---         ---       1,003
Exercise of options and warrants
 funded by advances to shareholders.        ---         ---         ---         ---        (286)        ---         ---        (286)
Deferred compensation arising from
 stock option grants................        ---         ---          93         ---         ---         (93)        ---         ---
Subscription of warrants............        ---         ---           4         ---         ---         ---         ---           4
Conversion of nominal value from
 FF 17 to euros 3...................                  3,035      (3,035)        ---         ---         ---         ---         ---
Amortization of deferred
 compensation.......................        ---         ---         ---         ---         ---       1,304         ---       1,304
Translation adjustment..............        ---         ---         ---         ---         ---         ---        (530)       (530)
Net loss............................        ---         ---         ---     (22,110)        ---         ---         ---     (22,110)
                                      ---------   ---------   ---------   ---------   ---------   ---------   ---------   ---------
At December 31, 1999................  7,479,606      22,439      87,957     (52,769)       (321)     (2,202)       (476)     54,628
                                      =========   =========   =========   =========   =========   =========   =========   =========
At December 31, 1999 (in thousands
 of $)..............................        ---      22,596      88,573     (53,138)       (323)     (2,217)       (479)     55,012
                                                  =========   =========   =========   =========   =========   =========   =========



                See notes to consolidated financial statements.

The financial information expressed in U.S.$ is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on December 31, 1999 which was U.S.$ 1.007 for each euro.

                                     Genset
                     Consolidated Statements of Cash Flows
                             (Amounts in thousands)


                                              Year ended December 31,
                                    --------------------------------------------
                                      1999        1999       1998        1997
                                    ---------  ---------   ---------   ---------
                                      US$         Euro       Euro        Euro
Cash flows from operating
 activities :
Net loss........................      (22,265)   (22,110)    (14,717)    (14,308)
Adjustments to reconcile net
 loss to net cash used in
 operating activities :
 Depreciation and amortization
 of property and equipment and
 intangibles ...................        6,265      6,222       3,890       3,847
 Stock compensation expense.....        1,311      1,302       1,122         534
 Non cash R&D revenue...........         (721)      (716)     (1,564)        ---
 Equity in loss of affiliated
 companies .....................          ---        ---       1,298         ---
 Gain on sale of stocks by
 equity investee ...............          ---        ---      (2,312)        ---
 Goodwill amortization..........          ---        ---         646         ---
 Provisions.....................           26         26         ---         ---
 Variation of minority interests          117        116         344         ---
 Increase (decrease) in cash
 from :
  Accounts receivable -- trades.       (2,803)    (2,784)     (3,356)         68
  Accounts receivable --
   affiliates ..................        1,339      1,330      (1,947)        ---
  State receivable..............       (5,950)    (5,909)     (2,080)     (3,784)
  Inventory.....................         (198)      (197)       (443)       (162)
  Prepaid expenses and other
   current assets...............         (126)      (125)        (61)        594
  Accounts payable..............        3,262      3,239       4,826       2,399
  Accrued expenses..............          466        463         411         207
  Deferred revenue..............          251        249         133       1,440
  Other.........................          (45)       (45)       (172)        (82)
                                    ---------  ---------   ---------   ---------
  Net cash used in operating
 activities ....................      (19,071)   (18,939)    (13,982)     (9,246)
                                    =========  =========   =========   =========
Cash flows from investing
 activities:
 Proceeds from sales of short
 term investments ..............          ---        ---          43         ---
 Purchase of investments........          ---        ---         ---          77
 Purchases of property and
 equipment .....................       (5,415)    (5,377)    (11,651)    (12,619)
 Payment of patent development
 costs and acquisition of other
 intangibles ...................          ---        ---        (520)       (373)
 Others.........................         (886)      (880)        (13)
                                    ---------  ---------   ---------   ---------
  Net cash used in investing
 activities ....................       (6,301)    (6,257)    (12,141)    (12,915)
                                    =========  =========   =========   =========
Cash flows from financing
 activities :
 Proceeds from loans............          ---        ---       4,573       4,658
 Repayment of loans.............       (3,282)    (3,260)     (3,010)     (3,467)
 Principal payments on capital
 lease obligations .............         (232)      (230)       (222)       (266)
 Cash proceeds from sale of
 common stock ..................          726        721       4,528      12,628
                                    ---------  ---------   ---------   ---------
  Net cash provided by financing
 activities ....................       (2,788)    (2,769)      5,869      13,553
                                    =========  =========   =========   =========
Effect of exchange rate changes
 on cash and cash equivalents ..       (1,099)    (1,091)        110        (133)
Net decrease in cash and cash
 equivalents ...................      (29,259)   (29,056)    (20,142)     (8,741)
Cash and cash equivalents,
 beginning of period ...........       50,555     50,204      70,346      79,086
                                    ---------  ---------   ---------   ---------
Cash and cash equivalents, end
 of period .....................       21,296     21,148      50,204      70,346
                                    =========  =========   =========   =========



                See notes to consolidated financial statements.

The financial information expressed in U.S.$ is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on December 31, 1999 which was U.S.$ 1.007 for each euro.

                                   Genset SA
                   Notes to Consolidated Financial Statements


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

     The consolidated financial statements include the financial statement of Genset and all significant subsidiaries which are effectively controlled, either directly or indirectly, by Genset together, the "Group".

     Companies over which Genset exercises significant influence are accounted for under equity method.

Name of Investee                   Headquarters                     Percentage of Ownership          Consolidation Method
-------------------------------    -----------------------------     -----------------------------    -----------------------------
Subsidiaries
Genset Corp                        875 Prospect Street,             100%                             consolidation
                                   Suite 206
                                   La Jolla, CA 92037, USA
Genset KK                          SCB #3 --                        100%                             consolidation
                                   Kyoto Research Park
                                   1 Awata-cho Chudoji
                                   Shimogyo-Ku, Kyoto 600-8815,
                                   Japan
Genset Singapore                   The Alpha bldg #04-28            52.60%                           consolidation
Biotechnology                      Singapore Science Park II
Pte Ltd                            10 Science Park Road,
                                   Singapore 117684
Affiliates
Surgen Ltd                         c/o Royal College                50.00%                           equity method
                                   of Surgeons in Ireland
                                   123 St Stephen's Green
                                   Dublin 2, Ireland



     All intercompany accounts and transactions of consolidated companies have been eliminated. The fiscal year-end is December 31, 1999 for all subsidiaries and affiliates.

     With effect July 1, 1999, Genset decided to change the consolidation method of Ceres from equity accounting to cost, considering that it has no longer a significant influence on Ceres. The Company's percentage equity interest in Ceres is 10.40% as of December 31, 1999.

     The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on December 31, 1999 which was US$ 1.007 for each euro. Certain prior year amounts have been reclassified to conform to the current year presentation.



Translation of financial statements of foreign subsidiaries

     Each foreign entity's results are measured in the currency in which that entity primarily conducts its business (the functional currency). The local currency is the functional currency for the Group's foreign subsidiaries. The reporting currency of the Company is the euro. For consolidation purposes, the financial statements of entities whose functional currency is other than the euro are translated into euro equivalents at exchange rates as follows: (1) balance sheet accounts at year-end rates; and (2) income statement accounts at weighted average exchange rates for the year. Translation gains or losses are recorded in shareholders' equity and transaction gains and losses are reflected in net income.



Revenue recognition

     Revenues from sales of synthetic DNA and related products are recognized upon shipment. Revenues from research collaborations with strategic alliance partners are recognized on a basis consistent with the performance requirements of the contract. Certain fees payable to the Company under these contracts are milestone-related and are due in accordance with the terms of each contract when the milestone is achieved. The Company recognizes this milestone-related revenue only when each milestone has been fully performed. Costs incurred under these contracts are considered costs in the period incurred, regardless of when the related revenue is recognized. Payments received in advance of performance are recorded as deferred revenue.

     The Company recognizes revenue from unconditional, non-refundable grants received from governmental agencies in the period granted. Revenue from conditional grants received is recognized when all conditions stated in the grant have been met. Revenue from grants funding long-term research programs is recognized on the percentage-of-completion method when there are no set milestones or other technical requirements. Once stated conditions, milestones or other requirements have been met, such grants are non-refundable.



Research and development expenses and related tax credit

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



Concentration of credit risk and significant customers

     The Company's customers consist principally of pharmaceutical companies, research centers, hospitals and other state- and privately-owned entities throughout Europe, the United States and Asia. The Company performs ongoing credit evaluations of its customers' financial condition, and generally no collateral is required. The Company maintains provisions for potential credit losses, and such losses have been within management's expectations. The activity in the allowance for doubtful accounts may be summarized as follows, in thousands of euros:


                                                                                           1999              1998              1997
                                                                                 --------------    --------------    --------------
Allowance balance as of January 1                                                            64                63                44
Amounts charged to expense                                                                   16                 2                26
Amounts written off                                                                          --                (2)               (7)
                                                                                 --------------    --------------    --------------
Allowance balance as of December 31                                                          80                64                63
                                                                                 ==============    ==============    ==============



     In 1999, seven strategic alliance partners accounted for 18.1 million euros or 65%, of consolidated revenues. Amounts receivable from these seven partners as of December 31, 1999, totaled 5.8 million euros.

     In 1998, seven strategic alliance partners accounted for 21.3 million euros or 79%, of consolidated revenues. Amounts receivable from these seven partners as of December 31, 1998, totaled 5.1 million euros.

     In 1997, three strategic alliance partners accounted for 8.4 million euros, or 56%, of consolidated revenues. Amounts receivable from these three partners as of December 31, 1997, totaled 0.9 million euros.



Deferred compensation

     During the years ended December 31, 1999, 1998 and 1997, the Company recorded compensation expense related to options of 1.3 million euros, 1.1 million euros and 0.5 million euros respectively. The Company will record an aggregate compensation expense of approximately 2.2 million euros over the related vesting period of the options in future years.



Net loss per share

     The Company conforms to Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS 128"). As net losses have been reported in all periods presented, the dilutive effects of warrants and stock options were excluded from the calculation of net loss per share as including them would have the effect of improving the loss per share.



Cash and cash equivalents

     The Company considers all highly liquid investments with insignificant interest rate risk and purchased with an original maturity of three months or less to be cash equivalents. Such cash equivalents totaled 20.2 million euros and 48.9 million euros as of December 31, 1999 and 1998, respectively.

     Cash equivalents include marketable securities which are principally money market funds and short-term certificates of deposit. The cost associated with such securities approximates fair value.

     In 1999, the Company booked a net exchange gain of 1.2 million euros and in 1998, a net exchange loss of 0.5 million euros on operations realized on foreign currency investments. Gross realized and unrealized gains and losses during 1997 were immaterial.

Inventories

     Inventories are stated at the lower of average cost (weighted average cost) or market and consist primarily of materials and supplies. Provision is made for obsolete and slow-moving inventories.



Property and equipment

     Property and equipment is stated at cost. Depreciation and amortization are charged to expense over the expected useful lives of the assets as follows:


                                                                      Method                          Period
                                                                      -------------                   -------------
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

     Long-lived assets are written-down in the year-end accounts when as a result of events and changes in circumstances during the year, their recoverable value based on undiscounted future cash flow appear to be permanently less than their carrying value.

     In March 1998, the American Institute of Certified Public Accountant issued SOP 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use". The Company adopted the SOP on January 1, 1999. The SOP requires the capitalization of certain costs incurred after the date of adoption in connection with developing or obtaining software for internal use.



Intangible assets

     Intangible assets include principally patent development costs. Such costs, principally legal fees, related to the obtaining of patents, are capitalized and amortized on a straight-line basis over five years.

     The Company's policy is to evaluate, at each balance sheet date, the appropriateness of the carrying values of the unamortized balances of intangible assets on the basis of estimated undiscounted future cash flows and other factors. If such evaluations were to indicate a material impairment of these intangible assets, such impairment would be recognized by a write-down of the applicable asset.



Investments in affiliates

     Investments in affiliates are stated at cost. The investments are written down when the recoverable value is permanently impaired. As of December 31, 1999, the investment in Ceres is recorded at an amount of 2.8 million euros corresponding to its carrying value as of June 30, 1999.

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



Employee stock option plans

     The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock Based Compensation." As permitted by SFAS 123, the Company has elected to continue to account for its employee stock option plans in accordance with the provisions of the Accounting Principles Board opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees," which requires that compensation expense be recorded when the option exercise price is less than the market value of the underlying share on the grant date.



Foreign Currency

     Forward foreign exchange contracts are utilized to manage the risk associated with currency fluctuations on certain firm sales denominated in foreign currencies. The Company does not engage in currency speculation. The Company's forward foreign exchange contracts are primarily denominated in US $ and are for periods consistent with the terms of the underlying transactions, generally one to three months. The forward foreign exchange contracts relate to firm, foreign currency sales and are designated and effective as hedges of firm, identifiable foreign currency commitments; accordingly, the gains and losses resulting from the impact of currency exchange rate movements on these contracts are not recognized in operations until the underlying hedged transactions are recognized. Upon recognition, such gains and losses are recorded in operations as an adjustment to the carrying amount of the underlying transactions in the period in which these transactions are recorded.

     The aggregate amount of all forward foreign exchange contracts outstanding as of December 31, 1999 was 2.4 million euros. There were no contracts outstanding as of December 31, 1998. If the counterparties to the exchange contracts do not fulfill their obligations to deliver the contracted currencies, the Company could be at risk for any currency related fluctuations during the term of the contracts.



Segment information

     Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 superseded Statement No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. With the continued development of its Oligonucleotides Division, the Company considers since 1999 that its activities comprise two segments: genomics research and oligonucleotide production and sale.

Recent pronouncements

     In June 1998, the Financial Accounting Standard Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. This statement is effective for fiscal years beginning after June 15, 2000, and will be adopted by the Company for the year ending December 31, 2001. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or on the financial position of the Company.

     In March 1999, the FASB issued a proposed interpretation, Accounting for Certain Transactions Involving Stock Compensation-An Interpretation of APB Opinion No. 25. The proposed interpretation would clarify the application of APB 25 in certain situations. The proposed interpretation would be effective upon issuance (expected to be in early 2000) but would cover certain events that occur after December 15, 1998, but before issuance of the final interpretation. The effects of applying this proposed interpretation would be recognized on a prospective basis from the effective date. Accordingly, upon initial application of the final interpretation, (a) no adjustments would be made to financial statements for periods before the effective date and (b) no expense would be recognized for any additional compensation cost measured that is attributable to periods before the effective date. The Company expects that the adoption of the Interpretation would affect the accounting for stock options repriced during the fiscal year 1999 (see Note 7).

     In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). Among other things, SAB 101 discusses the SEC staff's view on accounting for non-refundable up-front fees received in connection with collaboration agreements. The Company is currently evaluating the impact of SAB 101 on the accounting for up-front fees received prior to December 31, 1999. Should the Company determine that a change in its accounting policy is necessary, such a change will be made effective April 1, 2000 and would result in a charge to net result for the cumulative effect of the change. This amount, if recognized, would be recorded as deferred revenue and recognized as deferred revenue and recognized as revenue in future periods. Prior financial statements would not be restated.


2.  Research and Collaboration Agreements

1999: In September 1999, the Company signed a new agreement in the field of gene libraries with the Genetics Institute unit of Wyeth-Ayerst Laboratories, the pharmaceutical division of American Home Products. Under this new agreement, which replaced the previous agreement signed in July 1997, Genset will provide Genetics Institute and Wyeth-Ayerst with a larger variety of potential products and targets which they will have the right to use in their internal drug discovery programs. Pursuant to the agreement, Genetics Institute will obtain a licensing-in option on up to 1000 selected sequences and corresponding clones from Genset's gene library. In addition to initial revenues, Genset will receive product development milestone fees and royalties on any drugs discovered using the sequences and the clones supplied by Genset.

     Under the earlier 1997 agreement with Genetics Institute, the Company provided to Genetics Institute full-length genes encoding novel human secreted proteins for inclusion in Genetics Institute's DiscoverEase[Registered] program. That agreement provided that Genset would receive product development milestone fees and royalties on any drugs discovered using the sequences and clones supplied by Genset. Since September 1999, the Company no longer has any obligation to deliver secreted proteins to the DiscoverEase[Registered] program, but the secreted proteins already commercialized in the program remain covered by the terms of the agreement.

1998: In October 1998, the Company entered into a two-year pharmacogenomics collaboration with Pharmacia & Upjohn. Under the terms of the agreement, Genset is using its pharmacogenomics technologies to discover markers and genes involved in response to a Pharmacia & Upjohn compound, and is receiving research fees, research milestone and clinical milestone payments, as well as royalty payments on future sales of any Pharmacia & Upjohn compound that makes use of the results of the pharmacogenomics program. The collaboration is also intended to identify potential targets for the development of new compounds. Royalties would be awarded on the sale of new compounds discovered, developed and commercialized by Phamacia & Upjohn based on genes identified through the research collaboration.

     In August 1998, the Company entered into an exclusive license agreement with Wyeth-Lederle Vaccines, a business unit of Wyeth-Ayerst Laboratories, a division of American Home Products Corporation. Under the terms of the license agreement, Genset granted Wyeth-Lederle Vaccines an exclusive worldwide royalty-bearing licence under its know-how and patent applications covering the entire Chlamydia pneumoniae and Chlamydia trachomatis L2 genomic sequences for the development and commercialization of vaccines. In consideration of the rights granted to Wyeth-Lederle Vaccines, the Company received an initial license fee and will receive payments upon the achievement of certain clinical development milestones. In addition, the Company will receive royalty payments on all future sales of vaccines that are discovered and developed using the licensed technologies.

     1997: In December 1997, the Company entered into a series of agreements with Ceres, Inc. ("Ceres"), a company specializing in the field of agricultural biotechnology. The collaboration consists of three parts: (i) the acquisition of an approximately 20% equity interest in Ceres by the Company; (ii) an agreement for sequencing and bioinformatics services to be provided by the Company for which Ceres will make quarterly payments and issue additional equity to the Company; and (iii) an exclusive license agreement providing Ceres access, on a royalty-free basis, to certain of the Company's technologies for applications in agricultural genetics. The service and license agreements were amended on several occasions in the course of 1998 and 1999 to expand and further define the program. Ceres completed further rounds of financing in 1998. The Company did not participate in these financings and its percentage equity interest in Ceres was diluted to 8.41% as of December 31, 1998. During 1999, the Company received certain payments under the research services agreement in the form of equity, bringing its percentage equity interest to 10.40% as of December 31, 1999. This equity interest may increase slightly as a result of the issuance of further shares linked to the achievement of research milestones, as well as the exercise by the Company of warrants it holds to purchase Ceres shares.

     In July 1997, the Company entered into a strategic alliance with Abbott Laboratories in the field of pharmacogenomics for the development of genetic markers and diagnostic tests for the analysis of drug response. The strategic alliance is comprised of three parts: (i) a subscription agreement; (ii) an exclusive 18 month research and license agreement for the development of genetic markers and discovery of genes associated with drug response to and side effects of an Abbott drug for the treatment of asthma, Zyflo[TM] (zileuton); and (iii) an exclusive collaboration for the marketing and development of pharmacogenomics research programs and of diagnostic systems based on the results of pharmacogenomics research. The Company received research funding under the research and license agreement, and may receive clinical milestone payments and royalties if Abbott uses the results of the pharmacogenomics research to develop and market diagnostic products in conjunction with Zyflo[TM]. Pursuant to the subscription agreement and subsequent amendments thereto, Abbott made an equity investment in the Company in September 1997 of 9.1 million euros and the Company has a two-year put option exercisable until September 7, 2000, subject to certain conditions, to sell an additional 10 million dollars of the Company's equity to Abbott at the then current market price.

     1996: In September 1996, the Company entered into a strategic alliance with Janssen Pharmaceutica N.V, an affiliate of Johnson & Johnson, for the discovery of genes associated with schizophrenia. The term of the agreement is for a period of two years, commencing on September 26, 1996. The parties have agreed to continue research under the agreement through July 31, 2000. Pursuant to the agreement, the Company receives research funding and will receive clinical milestone and royalty payments on the development and sale of pharmaceutical products developed using the results of the research. In anticipation of the agreement, on May 10, 1996, Johnson & Johnson Development Corporation purchased 119,900 ordinary shares of the Company for 3.1 million euros.

     In May 1996, the Company entered into a research and development collaboration agreement with the French pharmaceutical company Synthelabo to discover and sequence genes involved in or associated with prostate cancer. Pursuant to the agreement, Synthelabo made an equity investment of approximately 7.6 million euros and agreed to provide research and development funding and milestone payments of up to an aggregate of 54.1 million euros as and when certain research objectives are met. In addition, the Company will receive royalty payments on any future drug sales which may result from the use of the Company's research results. The agreement is comprised of two parts: (i) a collaborative research program and (ii) a license granted to Synthelabo for therapeutic products that treat prostate cancer and potentially other prostate diseases and that are derived from genes discovered pursuant to the collaboration. The term of the initial research program was two years. Subsequently, the Company and Synthelabo extended the research program for a third year ending in May 1999. The Company has reached the research milestones defined in the contract and has delivered a third gene associated to prostate cancer, in April 1999.

     Aggregate revenues of 18.1 million euros, 21.3 million euros and 8.4 million euros were recorded from these research, license and collaboration agreements during 1999, 1998 and 1997, respectively.


3.  Agreements with clinical and research institutions

1999: In October 1999, the Company entered into a collaboration agreement with the Commissariat a l'Energie Atomique ("CEA" or French Atomic Energy Commission) for the development of a large capacity genotyping microprocessor. The initial objective of this collaboration is to develop in two years an integrated microprocessor capable of genotyping on a very large scale, at low cost and consuming minimal quantities of DNA and reagents. Given its highly innovative character and important potential for the French biotechnology industry, the project is partly supported by a grant from the French Ministry of Economics, Finance and Industry.

1997: In October 1997, the Company formed a strategic research collaboration with the Royal College of Surgeons in Ireland (RCSI) to perform large scale cardiovascular genomic research programs based on association studies. As part of the collaborative arrangement, the Company and RCSI formed Surgen, a 50:50 owned dedicated joint venture located in Dublin, Ireland. Surgen conducts sample collection and storage, DNA extraction, cell immortalization, and, more generally, all operations connected with the DNA banking part of this project.

1996: In April 1996, the Company entered into an agreement with the Centre d'Etude du Polymorphisme Humain ("CEPH") setting out the terms of the transfer to the Company of CEPH's mapping team and of certain proprietary materials and data and the terms of collaboration between the Company and CEPH relating to research on aging. The Company granted warrants to CEPH for the purchase of 209,800 ordinary shares of the Company at an exercise price of euros 15.24 (FF
100) per share. These warrants were valued at a total of 2.8 million euros and have been recorded as a prepaid research and development expense, which was amortized over the period that services were to be provided to the Company under the agreement. Amortization expense of 0.1 million euros and 1.6 million euros was recorded in the years ended December 31, 1998 and 1997, respectively. The expense was completely amortized at the end of 1998.

     Effective as of July 1994, the Company entered into an agreement with the Association Francaise contre les Myopathies (the "AFM"), a private non-profit association founded to combat neuromuscular diseases, and Genethon, a private non-profit association. Pursuant to this agreement, the AFM made an equity investment of approximately 1.7 million euros in the Company and agreed to loan the Company 2.4 million euros over a two-year period commencing on January 1, 1995. The loan is repayable with interest calculated at the French daily money market rates, which was 3.0635% at December 31, 1999, in four annual installments due December 31, 1997 through 2000.

4.  Inventories

     The Company's inventories as of December 31 comprised raw materials and supplies for 1.3 million euros and 1.0 million euros in 1999 and 1998 respectively.

     No provisions were recorded in 1999 or 1998.


5.  Fixed Assets

     The Company's fixed assets as of December 31 are broken down as follows:


   In thousands of euros,                                                         1999                            1998
                                                                      -----------------------------   -----------------------------
   Leasehold improvements........................................                            16,387                          12,840
   Laboratory equipment..........................................                            18,017                          16,284
   Furnishings -- office and computers equipment.................                             8,152                           6,414
   Fixed assets under construction...............................                             1,833                           3,765
                                                                      -----------------------------   -----------------------------
   Total cost....................................................                            44,389                          39,303
   Less: accumulated depreciation................................                           (19,485)                        (13,464)
                                                                      -----------------------------   -----------------------------
   Net fixed assets..............................................                            24,904                          25,839
                                                                      =============================   =============================



     The increase in fixed assets in 1999 resulted primarily from: (i) the expansion of the Genomics Research Center at Evry; and (ii) the renewal of certain laboratory equipment for this Center.


6.  Long-term debt

     The Company's long-term debt as of December 31 comprised, in thousands of euros:


                                                                                  1999                            1998
                                                                      -----------------------------   -----------------------------
   Bank loans bearing interest at rates of 4.25% to 8.25%........                             6,556                           9,206
   Amounts due to the AFM........................................                               610                           1,220
   Total.........................................................                             7,166                          10,426
                                                                      =============================   =============================
   Less current portion (including 0.6 million euros due to the
    AFM).........................................................                            (2,851)                         (3,260)
                                                                      -----------------------------   -----------------------------
   Total long-term debt less current portion.....................                             4,315                           7,166
                                                                      =============================   =============================



     The loans are to be repaid in monthly or quarterly installments through the year 2003. The average interest rate on these loans was 6.53% in both 1999 and 1998.

     As of December 31, 1999, bank debt with a balance due of 0.2 million euros is secured by equipment totally amortized at the end of 1999.

     Scheduled repayments of long-term debt are as follows, in thousands of euros:

   2000..................................                                         2,851
   2001..................................                                         2,113
   2002..................................                                         1,449
   2003..................................                                           753
                                               ----------------------------------------
   Total.................................                                         7,166
                                               ========================================


     Interest paid in the years ended December 31, 1999, 1998 and 1997 was approximately 0.5 million euros, 0.5 million euros and 0.4 million euros, respectively.


7.  Shareholders' equity

General

     As of December 31,1999, the issued and outstanding share capital of the Company consists of 7,479,606 ordinary shares, nominal value 3 euros per share.

     In January 1999, the nominal value per share was converted from FF 17 to 3 euros. The rounding up of the nominal value per share was affected through a capital increase, whose aggregate amount was set off against the available capital reserves of the Company.

     In August 1998, the shareholders approved a reduction of the accumulated deficit, which was effected by a set off against additional paid in capital.

     In September 1997, the Company issued 177,502 ordinary shares to Abbott Laboratories (corresponding to a capital increase of 9.1 million euros).



Preemptive subscription rights

     Existing shareholders have preemptive rights to subscribe for cash on a pro rata basis for any new shares issued by the Company. Shareholders, subject to certain conditions, may waive such preemptive subscription rights at an extraordinary general meeting of shareholders. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular issuance of shares.



Warrants

     Under the authorized plans approved by shareholders in 1999, 1998, 1997, 1996, 1995, 1994, 1992 and 1990, the Company issued a certain number of warrants to purchase ordinary shares (including the warrants issued to CEPH).


                                                       Shares underlying the
                                                             warrants
                                                   -----------------------------
   Balance as of December 31, 1996.............                          333,800
                                                   -----------------------------
   Subscriptions...............................                            4,000
   Exercised...................................                         (205,000)
   Expired or Canceled.........................                           (8,000)
                                                   -----------------------------
   Balance as of December 31, 1997.............                          124,800
                                                   -----------------------------
   Subscriptions...............................                           32,000
   Exercised...................................                          (99,900)
   Expired or Canceled                                                       ---
                                                   -----------------------------
   Balance as of December 31, 1998                                        56,900
                                                   -----------------------------
   Subscriptions...............................                            4,000
   Exercised...................................                              ---
   Expired or Canceled.........................                              ---
                                                   -----------------------------
   Balance as of December 31, 1999.............                           60,900
                                                   =============================


     Issued warrants outstanding as of December 31, 1999:


Shares                                                      Exercise price in euros                                 Expiration date
------------                                                -----------------------                                 ----------------
2,000                                                                        4.39                                   October 5, 2000
21,900                                                                      24.39                                    March 18, 2001
1,000                                                                       38.11                                      May 21, 2002
28,000                                                                      87.51                                      May 18, 2003
2,000                                                                       87.51                                      May 18, 2003
2,000                                                                       83.31                                   August 18, 2003
4,000                                                                       32.85                                      May 18, 2004





Stock Options

     Under the authorized plans approved by shareholders in 1999, 1997, 1996, 1994, 1992 and 1990, the Company has issued stock options entitling the holder the right to subscribe for one ordinary share per option under the 1999 and 1997 plans and 100 ordinary shares per option under all other plans. Options generally vest ratably over a four-year period from the date of grant and expire five years from date of vesting.

     A summary of activity under the plans is as follows:


                                                                                              Options outstanding
                                                          --------------------------------------------------------------------------
                                                                                                                   Weighted average
                                                          -----------------------------                     ------------------------
                                                                                 Shares                             Price per share
Balance as of December 31, 1996                                                 964,900                                       25.29
                                                          -----------------------------
Granted                                                                          77,668                                       39.27
Exercised                                                                      (36,600)                                       13.20
Canceled or expired                                                            (19,800)                                       22.63
                                                          -----------------------------
Balance as of December 31, 1997                                                 986,168                                       25.31
                                                          -----------------------------
Granted                                                                         275,900                                       59.96
Exercised                                                                     (130,719)                                       24.20
Canceled or expired                                                            (30,481)                                       48.33
                                                          -----------------------------
Balance as of December 31, 1998                                               1,100,868                                       33.49
                                                          -----------------------------
Granted                                                                         377,600                                       49.10
Exercised                                                                      (59,900)                                       16.74
Canceled or expired                                                           (176,801)                                       55.96
                                                          -----------------------------
Balance as of December 31, 1999                                               1,241,767                                       35.85
                                                          =============================



     Of the total options granted in November 1996, 334 gave the holder the right to purchase 33,400 ordinary shares subject to the achievement of certain milestones. As of December 31,1999, 146 of these options were granted.

     As of December 31, 1999 and 1998, options to purchase 610,225, and 485,167 shares, respectively, were exercisable at weighted-average exercise prices of
27.08 euros and 24.46 euros, respectively.

     As of December 31, 1999, 1,594,481 shares were reserved for issuance to option holders (1,241,767 under outstanding options at an exercise price ranging from 4.39 euros to 68.45 euros plus 352,714 under options authorized but not yet granted).

     In June 1999, the Company's Board of Directors authorized the repricing of options to purchase 64,500 shares of common stock at 79.43 euros (FF 521) per share. As discussed in Note 1, these options will be subject to variable plan accounting, as defined in the Proposed Interpretation, if the Interpretation is adopted in its current form.

     The weighted average remaining contractual life of all options outstanding is 4.58 years as of December 31, 1999.

     The exercise of options by certain employees in 1996 was financed by a loan from the Company. The outstanding balance of this loan as of December 31, 1999 and 1998 has been shown as a reduction of shareholders' equity.

     Pro forma information regarding net loss and loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following average assumptions for 1999, 1998 and 1997, respectively: risk-free interest rate of 5.75% in 1999 and 3.65% in 1998 and 1997; dividend yields of 0% in all three years; volatility factors of the expected market price of the Company's ordinary shares of 0.6% in 1999 and 0.5% both in 1998 and in 1997, respectively; and a weighted-average expected life of the option of five to eight years.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands except for loss per share information):


                                                                                           1999              1998              1997
                                                                                 --------------    --------------    --------------
Pro forma net loss                                                                      (28,072)          (18,044)          (16,361)
Pro forma loss per share                                                                  (3.77)            (2.47)            (2.35)



     These initial pro forma disclosures are not likely to be representative of the effects of applying SFAS 123 in future years as the 1999, 1998, 1997 amounts reflect expense for only three, two and one year's vesting, respectively.

     The weighted-average fair values of options granted during 1999, 1998, and 1997 were as follows:


                                                                                           1999              1998              1997
                                                                                 --------------    --------------    --------------
Options whose price was greater than market price of the underlying shares on
 the grant date                                                                           33.39                NA                NA
Options whose price was less than the market price of the underlying shares
 on the grant date                                                                        26.95             44.29             32.47





8.  Income Taxes

     For financial reporting purposes, loss before income tax benefit includes the following components, in thousands of euros, as of December 31 :


                                                                                           1999              1998              1997
                                                                                 --------------    --------------    --------------
France                                                                                  (27,987)          (15,030)          (16,589)
United States                                                                               636            (1,971)             (420)
Asia                                                                                        296              (402)             (218)
                                                                                 --------------    --------------    --------------
Total                                                                                   (27,055)          (17,403)          (17,227)
                                                                                 ==============    ==============    ==============



     The income tax benefit in 1999, 1998, and 1997 is due to research and development tax credits earned by the Company and recorded as current tax benefit. There was no current tax expense or benefit in the Company's subsidiaries, nor any deferred tax in any country, due to the accumulated losses of all companies in the consolidated group.

     A reconciliation of income taxes computed at the French statutory rate (40% in 1999, 41.66% in 1998 and 1997) to the income tax benefit is as follows, in thousands of euros, as of December 31 :


                                                                                           1999              1998              1997
                                                                                 --------------    --------------    --------------
Income tax benefit computed at the French statutory rate                                 10,822             7,250             7,177
Operating losses not utilized                                                           (10,822)           (7,250)           (7,177)
Research and development tax credit                                                       5,004             2,698             2,923
Other                                                                                       (59)              (11)               (4)
                                                                                 --------------    --------------    --------------
Total                                                                                     4,945             2,687             2,919
                                                                                 ==============    ==============    ==============



     Significant components of the Company's deferred tax assets and liabilities consist of the following, in thousands of euros, as of December 31 :


                                                          1999              1998
                                                --------------    --------------
Deferred tax liabilities:
 Intangibles expensed upon acquisition for
 tax purposes                                             (270)             (307)
                                                --------------    --------------
Deferred tax assets:
 Net operating loss carry forwards                      25,368            19,108
 Research and development costs capitalized
 and amortized for tax purposes                          8,290             7,594
 Other                                                      59                59
                                                --------------    --------------
Total deferred tax assets                               33,717            26,761
Valuation allowance                                   (33,447)           (26,454)
                                                --------------    --------------
Net deferred tax                                           ---               ---
                                                ==============    ==============



     As of December 31, 1999, the Company had French net operating loss carry forwards of approximately 65.0 million euros, of which 63.2 million euros has no expiration date. The remaining 1.8 million euros net operating loss carry-forwards will expire in the years 2000 through 2001, if not utilized, as follows :


In thousands of euros, as of December 31
----------------------------------------
2000                                                      26
2001                                                   1,808
                                              --------------
Total                                                  1,834
                                              ==============


     The Company also has research income tax credits receivable of 14.0 million euros which are recoverable if not used to offset taxes payable in the fourth year following their generation. Of the total amount receivable, 3.3 million euros is recoverable in 2000.

     The Company has U.S. net operating loss carry forwards of approximately
2.4 million euros which expire in the years 2008 through 2013 for federal tax purposes, and 0.7 million euros which expire in the years 2001 through 2003 for State of California tax purposes. The Company has net operating loss carry forwards from its other subsidiaries of approximately 1.3 million euros which expire in 2000 through 2003. The utilization of these net operating loss carry forwards is limited to the future operations of the Company in the tax jurisdictions in which such carry forwards arose.


9.  Information on personnel and directors

     As of December 31, the company had the following number of employees :


                                        1999              1998              1997
                             ---------------     -------------   ---------------
   R&D                                   344               333               236
   Total                                 512               479               355



     Salary expenses in the years 1999, 1998 and 1997 were 23.0 million euros,
17.0 million euros and 11.8 million euros, respectively.

     The aggregate amount of compensation paid by the Company to all of its directors as a group (seven persons in 1999, including four independent directors who receive limited compensation for services as directors, and reimbursement of expenses incidental to their attendance at Board of Directors meetings) for services in all capacities for 1999 was approximately 1.2 million euros. The aggregate amount of compensation paid by the Company to all of its executive officers (excluding directors) and senior management as a group (14 persons) for their services in 1999 was approximately 1.5 million euros.

     The Company contributes to pensions for personnel in France in accordance with French law, by contributions based on salaries to the relevant state-sponsored organizations. The Company has no further liability in connection with these plans.

     French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Company's obligations in this matter as of December 31, 1999 and 1998 were immaterial.

     The U.S. subsidiary has in place since 1997 a 401(K) retirement plan for its employees; there is no obligation to make employer contributions. As of December 31, 1999, other subsidiaries had no pension plans.


10. Fair value of financial instruments

     As of December 31, 1999 and 1998, the carrying values of financial instruments such as cash and cash equivalents, trade receivables and payables, other receivables and accrued liabilities, and the current portions of long-term debt and capital lease obligations approximated their market values, based on the short-term maturities of these instruments. As of December 31, 1999 and 1998, the fair value of long-term debt was 4.2 million euros and 6.6 million euros, respectively. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.

     As of December 31, 1999, the fair value of foreign currency contract obligations was 2.4 million euros. There was no contract as of December 31, 1998. Fair value of foreign currency contract obligations are estimated by obtaining quotes from brokers.


11. Lease commitments

     The Company leases certain of its equipment under capital leases. Capitalized costs of approximately 2.8 million euros and 2.3 million euros are included in property and equipment as of December 31, 1999 and 1998, respectively. Accumulated amortization of these leased assets was approximately
1.8 million euros and 1.4 million euros as of December 31, 1999 and 1998, respectively.

     Future minimum lease payments under capital lease obligations due for the fiscal years ending December 31 are as follows, in thousands of euros :


   2000                                                                      320
   2001                                                                      293
   2002                                                                      293
   2003                                                                       44
                                                                  --------------
   Total minimum lease payments                                              950
   Less amount representing interest                                         (39)
                                                                  --------------
   Present value of net minimum lease payments                               911
   Less current portion                                                     (299)
                                                                  --------------
   Long-term portion of minimum lease payments                               612
                                                                  ==============



     The Company leases certain office, laboratory and research facilities under operating leases, which expire through 2009. The majority of these leases have nine-year terms, but are cancelable at the Company's option at each three-year anniversary. Future minimum lease payments under operating leases due for the fiscal years ending December 31 are as follows, in thousands of euros :


   2000                                                                    2,361
   2001                                                                    2,435
   2002                                                                    2,519



     Rental expense for the years ended December 31, 1999, 1998, and 1997 was approximately 3.9 million euros, 1.9 million euros, and 1.5 million euros, respectively.

12. Segment and geographic information

Segment information

     The Company has two reportable segments which are organized along its divisional lines : the Oligos Division and Research and Development Division. The Oligos Division produces and sells various products based on pieces of synthetic DNA, or oligonucleotides, which are a principal raw material for genomics research. The Research and Development Division conducts genomics research.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on revenues and operating income.



Selected segment information


                                                                                           1999              1998              1997
                                                                                 --------------    --------------    --------------
Oligonucleotide division
 Total revenues                                                                          11,630             8,455             6,463
                                                                                 ==============    ==============    ==============
 Direct costs                                                                            (9,863)           (7,757)           (6,400)
 Operating income (loss)                                                                  1,767               698                63
 Capital expenditures                                                                       417             1,175               968
 Headcount                                                                                  130               109                89

R&D
 Total revenues                                                                          19,392            21,278             9,763
                                                                                 ==============    ==============    ==============
 Direct costs                                                                           (41,766)          (31,918)          (20,501)
 Operating income (loss)                                                                (22,374)          (10,640)          (10,738)
 Capital expenditures                                                                     4,119            12,259             9,359
 Headcount                                                                                  344               333               236

Reconciliation
 Intersegment revenues                                                                   (3,326)           (2,822)           (1,181)
 Corporate general and administrative expenses not allocated to segment                  (9,552)           (9,464)           (8,785)

Total Genset
 Revenues                                                                                27,696            26,911            15,045
                                                                                 ==============    ==============    ==============
 Operating income (loss)                                                                (30,159)          (19,406)          (19,460)





Geographic information

Information about the Company's operations by geographic area is as follows:


In thousands of euros, as of December 31
                                             France       United States                Asia         Elimination        Consolidated
                                   ----------------    ----------------    ----------------    ----------------    ----------------
1999
----
Sales to third parties                       23,247               2,193               2,262                  (6)             27,696
Intercompany sales                              947                 104                   2              (1,053)                 --
                                   ================    ================    ================    ================    ================
Total revenues                               24,194               2,297               2,264              (1,059)             27,696
Operating loss                              (31,193)             (5,858)                260               6,632             (30,159)
Identifiable assets                          78,585               2,493               2,740              (2,872)             80,946

1998
----
Sales to third parties                       24,383               1,797                 731                   -              26,911
Intercompany sales                              593                  --                  --                (593)                 --
                                   ----------------    ----------------    ----------------    ----------------    ----------------
Total revenues:                              24,976               1,797                 731                (593)             26,911
                                   ================    ================    ================    ================    ================
Operating loss                              (16,296)             (2,692)               (419)                 --             (19,406)
Identifiable assets                         101,899               2,394               1,438              (4,137)            101,594

1997
----
Sales to third parties                       12,916               1,760                 369                  --              15,045
Intercompany sales                              377                  28                  --                (405)                 --
                                   ----------------    ----------------    ----------------    ----------------    ----------------
Total revenues:                              13,293               1,788                 369                (405)             15,045
                                   ================    ================    ================    ================    ================
Operating loss                              (18,795)               (418)               (230)                (17)            (19,460)
Identifiable assets                         104,356                 957                 263              (2,686)            102,890



Intercompany sales between geographic regions are accounted for at cost plus a gross margin.

The Company's export sales from France were divided as follows in thousands of euros, as of December 31 :


                                                                                       1999                1998                1997
                                                                           ----------------    ----------------    ----------------
United States                                                                        12,910              15,444               2,690
United Kingdom                                                                          737                 529                 531
Italy                                                                                   251                 209                 230
Other European countries                                                              3,604               3,002               2,893
Asia and Middle East                                                                    605                 183                 325
Others                                                                                   45                  35                 193
                                                                           ----------------    ----------------    ----------------
Total                                                                                18,152              19,402               6,862
                                                                           ================    ================    ================




13. Subsequent events

     * Corixa agreement. In February 2000, the Company entered into an agreement with Corixa Corporation, a U.S. biotechnology company, pursuant to which the Company will sequence the genome of an undisclosed microbial organism provided by Corixa.

     * Abbott agreement. Also in February 2000, the Company entered into a collaborative research agreement with Abott Laboratories to discover genes associated with bipolar disorder and Type II diabetes. Under the agreement, Genset received an up-front payment, and will receive research funding and success-based milestone payments, as well as clinical milestone payments and royalties based on the development and sale of products developed using the results of the research program. In addition, Abbott and Genset agreed that Genset could exercise its put option to require Abbott to purchase U.S. $ 10 million of Genset stock.

     * Convertible Bonds (unaudited). In June of 2000, we issued convertible bonds exchangeable into new or existing Genset ordinary shares, raising aggregate net proceeds of approximately 53 million euros. The bonds were issued at par, with a principal value of 94 euros per bond. The bond issuance was structured as a zero-coupon convertible bond, with no interest payments payable during the 3.5 year term of the bond. The bond accrues interest at a rate of 4.5% annually; assuming no early conversion or redemption, the bonds will be redeemed at their maturity date, January 1, 2004, at a price per bond of 109.72 euros or 116.72% of their principal value.

     The bondholders can convert their bonds into Genset common shares at any time at a conversion rate of one share per bond. Alternatively, we can force early redemption or conversion of the bonds into ordinary shares at this same conversion rate if, prior to June 27, 2002, our ordinary shares trade at in excess of 250% of the principal value per bond plus accrued interest during a consecutive 20 day period within a 40 day period chosen by us. Between June 27, 2002 and December 31, 2003, we can force early redemption or conversion of the bonds into ordinary shares if our ordinary shares trade at in excess of 120% of the principal value per bond plus accrued interest. If the bondholders decide to convert or exchange their bonds, we have the option either to issue them new shares or to exchange existing Genset shares we had previously bought. The issue consisted of a total of 591,366 bonds; consequently, at the conversion rate of 1 share per bond, if all the bonds were converted into newly issued ordinary shares, the bondholders would hold 591,366 shares, or approximately 6.9% of the share capital after conversion, based on the number of shares outstanding at May 31, 2000.

                                   SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities and Exchange Act 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                             GENSET S.A.

Dated: June 28, 2000                         By: /S/ PASCAL
                                             BRANDYS

                                             Name: Pascal Brandys
                                             Title: Chairman of the Board and
                                             Chief Executive Officer