Form 20-F
period 2000-12-31
GENSET
filed 2001-06-29
CIK 1014622

As filed with the Securities and Exchange Commission on June 29, 2001
===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 20-F
                                  ------------

    (Mark One)

    |_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

    |X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended: December 31, 2000

    |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-28526

                                     GENSET

             (Exact name of Registrant as specified in its charter)

          Not applicable                                           France
 (Translation of Registrant's name      24, rue Royale        (Jurisdiction of
           into English)                  75008 Paris         incorporation or
                                            France              organization)


                    (Address of principal executive offices)

    Securities registered or to be registered pursuant to Section 12(b) of the Act.

             Title of each class:                    Name of each exchange on
             --------------------                        which registered:
                                                         -----------------
          American Depositary Shares,                 Nasdaq National Market
  each representing one-third of one Ordinary
                     Share
        nominal value 3 euros per share
  Ordinary Shares, nominal value 3 euros per          Nasdaq National Market
                    share*

---------------

* Approved for listing (not for trading), but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Nasdaq National Market.

    Securities registered or to be registered pursuant to Section 12(g) of the Act. None

    Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

    Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

           Ordinary Shares, nominal value euro 3 per share: 8,104,850

    Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                Yes |X|  No |_|

    Indicate by check mark which financial statement item the Registrant has elected to follow.

                           Item 17 |_|   Item 18 |X|
===============================================================================

                               TABLE OF CONTENTS


                                                                            Page
                                                                            ----
Introduction..........................................................         1
Cautionary Statement Regarding Forward-Looking Statements.............         1
                                     PART I
Item 1.      Identity of Directors, Senior Management and Advisers....         2
Item 2.      Offer Statistics and Expected Timetable..................         2
Item 3.      Key Information..........................................         3
Item 4.      Information on Genset....................................        11
Item 5.      Operating and Financial Review and Prospects.............        37
Item 6.      Directors, Senior Management and Employees...............        43
Item 7.      Major Shareholders and Related Party Transactions........        52
Item 8.      Financial Information....................................        53
Item 9.      The Offer and Listing....................................        55
Item 10.     Additional Information...................................        59
Item 11.     Quantitative and Qualitative Disclosures About Market
             Risk.....................................................        77
Item 12.     Description of Securities other than Equity Securities...        78
                                     PART II
Item 13.     Defaults, Dividend Arrearages and Delinquencies..........        78
Item 14.     Material Modifications to the Rights of Security Holders
             and Use of Proceeds......................................        78
                                    PART III
Item 15.     [Reserved.]..............................................        79
Item 16.     [Reserved.]..............................................        79
Item 17.     Financial Statements.....................................        79
Item 18.     Financial Statements.....................................        79
Item 19.     Exhibits.................................................        80



                                      (i)

                                  Introduction


    Genset's consolidated financial statements that form part of this Annual Report on Form 20-F are presented in euros and prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP").

    Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that euro amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of 1.07 euros to $1.00, or $0.9388 to 1.00 euro, the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on December 29, 2000.

    All references herein to "United States" are to the United States of America, references to "U.S. dollars," "U.S. $," "$" or "cents" are to the currency of the United States, references to "France" are to the Republic of France, references to "French francs," "francs" or "FF" are to the currency of France, and references to "euro" or "euros" are to the common currency of the twelve countries of the European Union.



           Cautionary Statement Regarding Forward-Looking Statements

    This Annual Report contains certain forward-looking statements that involve risks and uncertainties relating to our future financial and technological performance. Such statements are based on our current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In evaluating such statements, readers should specifically consider factors which could affect expected results, including, but not limited to, those highlighted in the relevant sections hereof and principally:

   o the uncertainties inherent in scientific research and pharmaceutical product development in a field subject to intense competition, and in particular the risk that we will be unable to discover and patent valuable targets and drug candidates in the fields we have selected before our competitors, and that we will be unsuccessful in moving the drug candidates we do discover through the development process;

   o the inability to license out the products we do develop to appropriate partners on commercially acceptable terms; and

   o delays or difficulties in developing or acquiring at reasonable costs the technologies and technical and managerial personnel required to conduct our research programs and implement our new strategy to move from gene to drug.

    Readers are cautioned not to place undue reliance on such statements, which speak only as of the date of this Annual Report. We undertake no obligation to release publicly any revisions to forward-looking statements to reflect any changes in events, conditions or circumstances on which such statements are based.

                                     PART I


         Item 1. Identity of Directors, Senior Management and Advisers

                                Not applicable.

                Item 2. Offer Statistics and Expected Timetable

                                Not applicable.

                            Item 3. Key Information

Selected financial data

    The selected consolidated financial data set forth below should be read in conjunction with our Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Annual Report and with the section entitled "Item
5. Operating and Financial Review and Prospects." The selected consolidated financial data for the five years ended December 31, 1996, 1997, 1998, 1999 and 2000 have been extracted or derived from our Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP and audited by Ernst & Young Audit, France, independent auditors.


                                                                                     Year Ended and at December 31,
                                                                      -------------------------------------------------------------
                                                                       1996      1997       1998       1999      2000        2000
                                                                       ----      ----       ----       ----      ----        ----
                                                                                           Euros                          U.S. $(1)
                                                                                  (in thousands, except per share data)
Consolidated Statement of Operations
Data:
Research and development revenues ................................     2,460      9,792    21,297     19,406     17,346     16,285
Net sales ........................................................     4,943      5,253     5,614      8,290     12,481     11,717
                                                                     -------    -------   -------    -------    -------    -------
 Total Revenues ..................................................     7,403     15,045    26,911     27,696     29,827     28,002
                                                                     -------    -------   -------    -------    -------    -------
Research and development expenses ................................   (13,416)   (23,225)  (33,732)   (42,423)   (42,301)   (39,712)
Cost of goods sold ...............................................    (3,262)    (3,165)   (2,667)    (3,457)    (7,620)    (7,154)
Selling and marketing expenses ...................................      (727)    (1,112)   (1,229)    (1,462)    (2,452)    (2,302)
General and administrative expenses ..............................    (4,705)    (7,003)   (8,689)   (10,513)   (13,675)   (12,838)
                                                                     -------    -------   -------    -------    -------    -------
 Total operating Expenses ........................................   (22,110)   (34,505)  (46,317)   (57,855)   (66,048)   (62,006)
                                                                     -------    -------   -------    -------    -------    -------
 Loss from operations ............................................   (14,707)   (19,460)  (19,406)   (30,159)   (36,221)   (34,004)
                                                                     -------    -------   -------    -------    -------    -------
Interest income (expense), net ...................................     1,406      1,914     1,709        818        345        324
Foreign exchange gain (loss) .....................................        45        296      (889)     2,984       (296)      (278)
Other income (expense) net .......................................         9         23     1,180       (603)       103         97
 Loss before income
  tax benefit.....................................................   (13,248)   (17,227)  (17,406)   (26,960)   (36,069)   (33,861)
                                                                     -------    -------   -------    -------    -------    -------
Income tax benefit ...............................................     3,326      2,919     2,687      4,945      2,405      2,258
Minority interest ................................................                              2        (95)       (93)       (87)
Cumulative effect before change ..................................                                                 (628)      (589)
 Net loss ........................................................    (9,922)   (14,308)  (14,717)   (22,110)   (34,385)   (32,279)
                                                                     -------    -------   -------    -------    -------    -------
Loss per share ...................................................     (1,78)     (2,06)    (2,02)     (2,97)     (4,35)     (4,08)
Weighted average of shares
Outstanding ......................................................     5,581      6,932     7,293      7,452      7,910      7,910
Loss per ADS (American
 Depositary Share) ...............................................     (0,59)     (0,69)    (0,67)     (0,99)     (1,45)     (1,36)
Weighted average of ADSs
 Outstanding .....................................................    16,743     20,796    21,879     22,356     23,730     23,730
Consolidated Balance Sheet
Data:
Cash and cash equivalents ........................................    79,086     70,346    50,204     21,148     67,752     63,605
Total assets  ....................................................   101,018    102,890   101,594     80,946    131,531    123,483
Long-term liabilities
 (excluding current portion) .....................................     6,425      6,253     7,675      4,927     60,518     56,816
Accumulated Deficit ..............................................   (22,904)   (37,212)  (30,659)   (52,769)   (87,154)   (81,820)
Shareholders' equity .............................................    85,439     84,234    75,243     54,628     50,370     47,287


    See Notes to Consolidated Financial Statements

    Certain prior year amounts have been reclassified to conform to the current year presentation.
---------------

(1) The financial information expressed in US $ is presented solely for the convenience of the reader and is translated from euros at the Noon Buying Rate in New York on December 29, 2000 which was US$ 0.9388 for each euro.

Exchange rate information

    Under the provisions of the Treaty on European Union signed by the then 12 member states of the European Union in early 1992, a European Monetary Union, known as the EMU, was implemented on January 1, 1999, and a single European currency, known as the euro, was introduced. The following member states participate in the EMU and have adopted the euro as their national currency:
Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal, Spain and, since January 1, 2001, Greece. The legal rate of conversion between French francs and euros was established on January 1, 1999 at FF 6.55957 = 1.00 euro.

    Since January 1, 1999, the euro has been the lawful currency of the EMU states. Euro banknotes and coins are expected to enter circulation starting January 1, 2002. New public debt will be issued in euros and outstanding obligations denominated in national currencies have been converted at the legal rates established on January 1, 1999 (unless specific contracts provide for an alternative conversion rate). During a limited period of time, which is planned to begin on January 1, 2002 and end at the latest by July 1, 2002, national currencies, including banknotes and coins, will subsist as non-decimal denominations of the newly introduced euro banknotes and coins. By July 1, 2002 at the latest, national currencies will be completely withdrawn. There can be no assurance that these events will take place on time or otherwise as currently expected.

    The following table sets forth, for the periods and dates indicated, certain information concerning the Noon Buying Rate in New York City for cable transfers for foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York expressed in French francs per $ 1.00 or U.S. dollars per 1.00 euro, as the case may be. These rates are provided solely for the convenience of the reader. No representation is made that French francs or euros could have been, or could be, converted into U.S. dollars at these rates or any other rate. January 15, 1999 was the last day that the Federal Reserve Bank of New York published Noon Buying Rates for French francs.


                                                      French francs per $ 1.00                      U.S. dollars per euro
                                             ------------------------------------------    ----------------------------------------
                                            Year/period    Average                        Year/period    Average
                                              end rate     rate(1)     High       Low       end rate     rate(1)     High      Low
                                            -----------    -------   -------    -------   -----------    -------    ------   ------
Yearly amounts
1996 ....................................     FF 5.19      FF 5.12   FF 5.29    FF 4.90          --           --        --       --
1997 ....................................        6.02         5.84      6.35       5.19          --           --        --       --
1998 ....................................        5.59         5.90      6.21       5.39          --           --        --       --
1999 ....................................     FF 6.51      FF 6.20   FF 6.54    FF 5.55      $ 1.01       $ 1.06    $ 1.18   $ 1.00
2000(2) .................................                                                      0.94         0.92      1.03     0.83
Monthly amounts
December 2000 ...........................          --           --        --         --        0.94         0.90      0.94     0.88
January 2001 ............................          --           --        --         --        0.93         0.94      0.95     0.92
February 2001 ...........................          --           --        --         --        0.92         0.92      0.94     0.91
March 2001 ..............................          --           --        --         --        0.88         0.91      0.93     0.88
April 2001 ..............................          --           --        --         --        0.89         0.89      0.90     0.88
May 2001  ...............................          --           --        --         --        0.85         0.88      0.89     0.85
June 2001 (through
  June 22)...............................          --           --        --         --       $0.86        $0.85     $0.86    $0.84

---------------

(1) The average of the Noon Buying Rates on the last business day of each month during the relevant period.

(2) January 15, 1999 was the last day that the Federal Reserve Bank of New York published Noon Buying Rates for the French franc.

    Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro-denominated prices of the shares and, as a result, will affect the market price of the ADSs in the United States. In addition, exchange rate fluctuations will affect the U.S. dollar equivalent of any cash dividends received by holders of ADSs.

    For a discussion of the impact of exchange rate fluctuations on our results of operations, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk -- Currency exchange rate sensitivity."

Risk factors

    In addition to the other information contained in this Annual Report, prospective investors should consider carefully the risks described below. The risks described below are not the only ones we are facing. Additional risks not currently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially adversely affected by any of these risks.

Risks relating to the genomics industry

The use of genomic information to develop or commercialize products is unproven.

    Few therapeutic or diagnostic products based on genomic discoveries have been developed and commercialized and to date no one has developed or commercialized any therapeutic or diagnostic products based on our technologies. Ultimately, the success of our business will depend upon our ability or that of our strategic partners to develop and commercialize products based on our genomic discoveries.

The genomics industry is highly competitive and we may be unable to compete successfully.

    An increasing number of research-based organizations are attempting to rapidly identify and patent genes involved in common diseases. Direct competitors include several companies based principally in the United States, that are focused on generating a pipeline of drug candidates based on their genomic research. Competition in this field is intense and we expect it to continue to increase over the next 3-4 years.

    Several of our direct competitors were ahead of us in changing their strategy from generating genomic information under funded research contracts for the account of pharmaceutical company clients to generating novel drug targets and candidates for their own account. Many of these direct competitors have significantly greater research and product development capabilities and financial, scientific, marketing and human resources than we do. Several already have drug candidates in clinical trials, whereas our most advanced product is at the pre-clinical stage.

    We also face competition from other genomics companies, universities and non-profit research institutions involved in identifying and characterizing genes, which they either disclose publicly or patent and license to biotechnology or pharmaceutical companies. In addition, many pharmaceutical companies are developing genomic research capabilities in-house. More generally, we also face competition from all other entities involved in discovering new drugs. These competitors may identify genes or develop drugs and obtain regulatory approval for these products before we or our strategic partners do. They may also develop products that are more effective, safer or less expensive than those developed using our genomic discoveries.

Rapid technological changes in the genomics industry may make our technologies and discoveries less attractive or obsolete.

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

Obtaining effective legal protection for our intellectual property is difficult, expensive and uncertain.

    Our commercial success depends, in part, on our ability to obtain effective patent protection for the inventions resulting from our genomic research programs, as well as for the technologies we develop to support our research. The patent positions of biotechnology companies, including our company, are generally uncertain and involve complex legal, scientific and factual questions. As a result, we may be unable to obtain effective patent protection to prevent others from using our inventions or proprietary technologies. The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

   o the pending patent applications we have filed or to which we have exclusive rights may not be granted or may take longer than we expect to be granted;

   o the scope of patents granted to us may not be broad enough to effectively prevent others from using our genomic inventions or technologies;

   o because patent applications in the United States, Europe and elsewhere may be maintained in secrecy for 18 months from the filing of the first application or priority application, others may have filed patent applications covering technologies we use or genomic inventions for which we have pending patent applications, without us being aware of such applications, thus increasing the risks of future litigation;

   o others may challenge, invalidate, circumvent or infringe patents licensed or granted to us or our strategic partners;

   o we may not be able to negotiate the acquisition of licenses on commercially reasonable terms to use the inventions or technologies covered by patents granted to third parties; and

   o if patent laws or the interpretation of patent laws change, our patent strategy may prove inadequate and our patent strategy regarding our intellectual property position relative to that of our competitors may be weakened.

We may become involved in patent litigation or other proceedings regarding our intellectual property rights which could be expensive, time consuming and prevent us from commercializing our discoveries.

    There has been substantial litigation regarding patent and trade secret rights in the pharmaceutical and biotechnology industries. Situations in which we may become involved in patent and trade secret litigation or other proceedings to establish intellectual property rights include the following:

   o we believe that some genes and technologies for which we have filed patent applications are also claimed in patent applications filed by others. We expect that we will have to participate in negotiations or legal proceedings to determine the priority of these inventions;

   o we may initiate litigation or other legal proceedings against third parties to enforce our intellectual property rights or our licensed intellectual property rights;

   o we may initiate litigation or other proceedings against third parties to seek to invalidate the patents they hold or to obtain a judgment that our genomic inventions or technologies do not infringe their patents; and

   o if third parties initiate litigation or other proceedings claiming that our genomic inventions or technologies infringe their patents or result from the unauthorized use of their trade secrets, we will need to defend ourselves against such claims.

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

If we are unable to protect our trade secrets, others may be able to use them and our competitive position will be damaged.

    We rely on trade secret protection methods, notably confidentiality agreements and physical and computer security measures, to protect our interests in proprietary know-how that is not patentable or for which patents are difficult to enforce or too expensive. Any unauthorized or unintended disclosure of confidential data into the public domain or to third parties could negatively impact our competitive position and harm our business. Several elements of our integrated technology platform involve proprietary technologies or know-how that are not covered by a patent or patent application, including our sequencing process control, sequence verification software, certain statistical analysis methods, and other bioinformatic tools. Our databases of genomic information are protected through both physical and computer security measures. We also require all employees, academic collaborators and consultants to enter into confidentiality or non-disclosure agreements. These agreements may however be breached and we may not have adequate remedies for any breach. In addition, our competitors may otherwise gain access to our trade secrets or develop them independently.

The development and marketing of drugs and diagnostic products are subject to regulations that could delay or prevent their commercialization and thus our ability to generate revenues from products developed based on our discoveries.

    The development and marketing of drugs and diagnostic products is subject to strict regulatory controls on the development, clinical testing, manufacture, labelling, storage, supply, distribution and marketing of these products. Of particular importance is the requirement, in most countries, to obtain and maintain regulatory approval to market pharmaceutical products. The process of obtaining required regulatory approvals is expensive and lengthy, typically taking a number of years. The approval process for products developed from genomics research may take even longer because they involve new technologies. We and the strategic partners with which we work to develop and market products based on our discoveries may not obtain the required regulatory approvals in a timely manner, or at all. Any delay in obtaining, or the failure to obtain, such approvals would adversely affect our ability to generate revenues from these products. Even if required regulatory approvals are obtained, the manufacturing and marketing of drugs and diagnostic products are subject to continuing regulatory review, and later discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on the product or manufacturer, including withdrawal of the product from the market. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before granting, an approval even though another authority has approved the relevant product. France and other European countries and the United States have very high standards of technical appraisal and consequently, in most cases, a lengthy approval process for pharmaceutical products. The trend in recent years has been towards greater regulation and higher standards.

Ethical, legal and social issues related to the use of genetic information and genetic testing may reduce the demand for products based on our discoveries.

    Genetic testing has raised issues regarding confidentiality and the appropriate use or lack thereof, of the resulting information. For example, concerns have been expressed regarding the ability of insurers or employers to discriminate based on the results of genetic tests. There is also significant public concern relating to the types of genetic tests that should be allowed and the ethical issues surrounding the use of the results of these tests. These concerns may result in decreased public demand for genetic tests or in government regulation limiting the use of genetic testing or prohibiting testing for genetic predisposition to certain diseases, particularly those that have no known cure. Any of these scenarios could reduce the potential markets for diagnostic products based on our genomic discoveries.

Risks relating to our Company

We engaged in a new strategy which resulted in a considerable decrease in revenues at the end of 2000 and in 2001, and we are unable to guarantee that these revenues will significantly increase in 2002.

    Under our new strategy, we will no longer enter into limited gene discovery, pharmacogenomics or service agreements for the benefit of others. This change in strategy has and will continue to have a major impact on the amount and timing of revenues. Our revenues have decreased significantly as the new strategy was implemented, thus resulting in an increased operating loss. Future revenues from our research will be tied to the licensing of rights to targets and products we have discovered, in addition to the final marketing of the products based on our discoveries. There can be no assurance that we will be successful in constituting our own commercially viable pipeline of drug targets and candidates, or in entering into these new types of revenue generating agreements.

We may not be able to secure adequate funding for our future needs.

    Our comprehensive approach to genomic research has required us to establish a substantial scientific infrastructure. We have made significant cash investments to date and expect to continue to do so over the next several years. Based on our current plans, we believe our existing resources, will be sufficient to fund our capital requirements until June 2002. However, the actual amounts of funds we will need during that period will depend on many factors, some of which are beyond our control, and we may need funds sooner than we currently anticipate. We may seek between now and June 2002, funding through public or private equity offerings or debt financings. This additional financing may not be available when needed, or, if available, may not be available on favorable terms.

We currently have only one drug candidate, Famoxin, whose pre-clinical and clinical development, like that of all innovative products, is subject to many risks.

    The development and marketing of any innovative drug requires the implementation of a number of research studies involving first animals, then healthy volunteers and finally patients. The goal of such studies is to demonstrate a long-term positive effect of the drug and its safety. The potential difficulties linked to the development of Famoxin are inherent to all drugs resulting from genetic engineering. The most probable difficulties will relate to the mass production of the best possible quality of the drug in terms of purity and stability, the determination of a suitable formulation and the possibility of antigenic reactions. Furthermore, the biological and biochemical effects of prolonged oxidation of fatty acids on skeletal muscles and liver and cardiovascular tissues will need to be studied in depth. The therapeutic qualities of Famoxin will have to correspond to the standards defined by the health authorities who consider that weight loss resulting from treatment against obesity must maintain itself over a long period of time. For genetic reasons, Famoxin may display such results in a limited number of responsive subjects, which could significantly reduce the proportion of the population that may be treated. Finally, the market for obesity drugs will be very competitive in the coming years; the production cost of Famoxin will need to be comparable with that of other available treatments and proportional to its effectiveness.

    Given that the great majority of drug candidates at a similar development stage as Famoxin, and in particular those that are innovative, do not successfully pass all the steps necessary for develoment and commercialization, there is a significant chance we may not be able to overcome the various risks linked to the development of Famoxin. This would considerably delay our first potential source of significant revenues until we discover and develop other drug candidates.

If our technological approach is not successful, we may not be able to discover and characterize genes before others do.

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

We are highly dependent on key employees. If we lose or are unable to attract and retain qualified personnel, our operations will be seriously disrupted.

    We are highly dependent on the principal members of our management and scientific staff. The loss of any of these persons' expertise would be difficult to replace and could seriously disrupt our operations. The departure of the director of our metabolic research team in February 2001 significantly affected our share price and our operations. Furthermore, our future success will also depend on our ability to recruit and retain qualified scientific personnel. We may not be able to do so given the intense competition among biotechnology, pharmaceutical and health care companies, universities and non-profit research institutions for experienced scientists and managers.

We are dependent upon a number of strategic partners.

    We do not have sufficient resources or know-how to develop and market ourselves drugs based upon our gene discoveries. In addition, it is unlikely that drugs other than those based upon small molecules will be effectively treat diseases related to the central nervous system (CNS), and we do not have the ability to discover and develop such small molecules. Therefore, we must rely upon suitable strategic partners to develop and market drugs. We may not succeed in negotiating agreements with suitable strategic partners on financially acceptable terms. In any case, our success will depend upon that of our strategic partners, who are subject to intense competition both externally in relation to other programs targeting the same disease, and internally in relation to their other programs and priorities.

If our strategic partners are unsuccessful in developing and commercializing products based on our research results, we will be unable to generate sufficient revenues and our business will suffer as a result.

    Once we have delivered targets or drug candidates to our partners, they must conduct many years of further development, including extensive clinical studies, before they can commercialize any products based on these results. In addition, the development and commercialization of pharmaceutical products (drugs or diagnostic products) will be subject to numerous risks including the possibility that:

   o any drug or diagnostic product will be found to be ineffective or unsafe, or otherwise fail to receive necessary regulatory clearances;

   o the drugs or diagnostic products, even if effective and safe, will be difficult to manufacture on a large scale or uneconomical to market;

   o proprietary rights of third parties will preclude the marketing of these products; and

   o third parties will market similar or superior products.

The commercial viability of a drug may depend on the level of reimbursement by health care organizations.

    The commercial success of drugs depends in large part on the degree to which they are reimbursed by governments, private health care coverage insurers and other organizations. Governments and other third-party payers continually attempt to contain or reduce health care costs by limiting both coverage and the level of reimbursement for new drugs. If adequate coverage and reimbursement levels are not provided by government and third-party payers for products resulting from our genomic discoveries, the market acceptance of these products would be adversely affected, thereby limiting our ability to generate revenues from these sales.

We may not be able to obtain DNA samples required for our genomic research programs.

    We use large numbers of DNA samples, and other biological samples, for our research activities. The collections of DNA samples, other biological samples, and related clinical data necessary to conduct genetic studies are compiled by academic institutions, research organizations and doctors through time-consuming clinical research programs. Competition for appropriate collections of DNA samples and related clinical data is intense, and we may not be able to obtain or maintain access to such collections on commercially reasonable terms. In addition, increasing public scrutiny of biotechnology research generally, and genomic research in particular, is leading to additional regulation of both the collection and use of DNA samples and clinical data. If our ability to obtain and use DNA samples and related clinical data is limited, we may not be able to conduct our programs.

We rely on a limited number of suppliers for the raw materials required for the production of synthetic DNA

    We are dependent on a limited number of suppliers for the chemical raw materials or reagents required for the production of synthetic DNA, as well as for our research activities. These reagents represent a significant cost for us, and an increase in their cost resulting for example from a decrease in competition between the suppliers, may adversely affect our results.

Volatility of our stock price.

    The market price of our shares has been and is likely to continue to be volatile due to the risks and uncertainties described in these risk factors, as well as other factors, including:

   o developments in, and public opinion regarding, the genomics industry or life sciences industries generally;

   o sales of substantial amounts of our shares by existing shareholders;

   o price and volume fluctuations in the stock market at large which do not relate to our operating performance; and

   o comments by securities analysts, or our failure to meet analysts' expectations.

We could incur liabilities relating to hazardous materials that we use.

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

Our results of operations could be affected by currency exchange and interest rates fluctuations.

    See "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

                         Item 4. Information on Genset

History and development

    Genset is a societe anonyme, a form of limited liability company, organized under the laws of the Republic of France. It was incorporated in August 1989, for a duration of 99 years, except in the event of anticipated dissolution or extension. Our principal office is located at 24, rue Royale, 75008 Paris, France and its telephone number is +(33-1) 01.55.04.59.00. Our agent in the United States is: Genset Corporation, 10655 Sorrento Valley Road, San Diego, CA 92121.

    The table below presents the important events in the development of the Genset's business.

1989    o      Incorporation of Genset
1992    o      Creation of our U.S. subsidiary Genset Corporation
1994    o      Creation of the high throughput sequencing facility
               Beginning of our first genomics project
1996    o      The mapping team of the Centre d'Etude du Polymorphisme Humain, or CEPH, led by Professor Daniel Cohen joins Genset
        o      Signature of our first strategic partnership agreements with
               Synthelabo and Janssen Pharmaceutica, a subsidiary of Johnson &
               Johnson
        o      Initial Public Offering and simultaneous listing on the Paris
               Nouveau Marche and Nasdaq stock exchanges
1997    o      Launch of pharmacogenomics and signature of the first agreement in this field with Abbott Laboratories
1998    o      Discovery of the first gene linked to a disease (prostate
               cancer) by association studies
        o      Signature of a second pharmacogenomics agreement with Pharmacia
               & Upjohn
1999    o      First patent awarded in the United States for a disease-
               associated gene discovered through association studies using
               SNPs
        o      First discoveries of genes associated with drug response
        o      Discovery of a candidate gene associated with schizophrenia
2000    o      Signature of a pharmacogenomics agreement with Sanofi
               Synthelabo
        o      Signature of a strategic partnership agreement with Abbott
               Laboratories in the fields of bipolar disease and type 2 diabetes
        o      Nomination of Andre Pernet as chief executive officer, and adoption of the Company's new strategy to move from gene towards drug development. See below "-- Our new strategy: from gene to drug"

    For a description of the Company's principal past and current capital expenditures and divestitures, see "Item 5. Operating and Financial Review and Prospects -- Liquidity and capital resources."

    There has been no indication in the current and preceding years of any public takeover offer by any third party in respect of the Company's shares or by the Company of other companies' shares.

Business overview

General

    We are a genomics company focused on generating a pipeline of drug targets and candidates in the areas of CNS and metabolic disorders. We have successfully used our integrated technology platform and association studies approach to identify and characterize drug targets and drug response markers in the fields of CNS, metabolic and other diseases. Building upon the expertise accumulated in various alliances with pharmaceutical partners and our portfolio of genomic patents, we now intend to pursue and validate novel drug targets and candidates for our own account, starting with a lead protein candidate in our obesity program.

    In addition, our synthetic DNA division, Genset Oligos, is one of the world's largest manufacturers of oligonucleotides, a key raw material in genomic research, with production facilities in France, the United States, Japan, Singapore and Australia. Genset Oligos also provides us with a reliable and low cost supply of high quality oligonucleotides for our own research.

    The table below shows, for each of the years 2000, 1999 and 1998, consolidated revenues (excluding intercompany revenues) for the Company's two principal activities.


                                                        Year ended December 31,
                                                       -------------------------
                                                        2000      1999     1998
                                                       ------    ------   ------
                                                        (in thousands of euros)
Research and Development Division                      17,346    19,406   21,297
Oligonucleotide Division                               12,481     8,290    5,614


    The table below shows for each of the years 2000, 1999 and 1998, the approximate percentages of sales of synthetic DNA by geographic area.


                                                             Year ended December
                                                                     31,
                                                             -------------------
                                                             2000    1999   1998
                                                             ----    ----   ----
                                                               (in percentages)
France                                                       14.0    23.0   31.0
Europe (outside France)                                      16.0    23.0   24.0
U.S.A.                                                       18.0    26.5   32.0
Japan                                                        37.0    16.5    5.5
Asia/Pacific (outside Japan)                                 15.0    11.0    7.5


Our new strategy: from gene to drug

    Since entering the field of genomics in 1996, our strategy has been to conduct targeted genomic research programs for the account of pharmaceutical company partners. These were principally gene discovery and pharmagenomics programs. We entered into three gene discovery partnerships, with Synthelabo, Janssen Pharmaceuticals and Abbott Laboratories, to discover genes associated with prostate cancer, schizophrenia and bipolar disorder and type 2 diabetes, respectively. In these partnerships, our role was to discover and license to our partners genes associated with the selected diseases, which could then be used by the partners as targets for drug discovery. We entered into three pharmacogenomic partnership agreements, with Abbott Laboratories, Pharmacia & Upjohn and Sanofi-Synthelabo. In these partnerships, we discovered and licensed to our partners genes and genetic markers associated with or involved in drug response, to be used by our partners in the optimization and development of existing drugs or drug candidates.

    We also entered into various other genomic service and license agreements with pharmaceutical and biotechnology companies, including: genomic service and technology license agreements with Ceres, a U.S. plant genomic company; a license agreement with Wyeth-Lederle Vaccines, to whom we licensed the genomic sequences of two strains of Chlamydia for applications in vaccine development; license agreements with Genetics Institute relating to the use of Genset cDNAs for drug discovery and development; and a sequencing services agreement with Corixa, for whom we sequenced and analyzed the sequence of the principal microbe responsible for acne.

    Under our principal agreements, we typically received fixed research funding payments and milestone payments based on the completion of defined research objectives. In addition, we may also receive:

   o license fees, when and if our partners exercise options to license our results,

   o clinical milestone payments paid when and if our partners achieve defined clinical development objectives, and

   o royalties on sales of drugs that are developed or modified based on our research results.

    The payments we have received to date under these agreements, however, have only covered a portion of our overall costs, as we have invested in developing genomic technologies, infrastructure and intellectual property that are not specific to any program. The further payments we may receive under these agreements depend entirely on the extent to which our partners devote resources to, and are successful in, discovering and developing pharmaceutical products using the genomic data we have delivered to them. We have little control over the priorities and success of our partners, and, even if they are successful, given the time required to develop pharmaceutical products, we may not receive significant payments for many years.

    During the year 2000, we adopted a new strategy to go from gene to drug to take further advantage of our capabilities. The first important step in this new strategy was the nomination of Andre Pernet as our new President and Chairman of the Board beginning in August 2000. This strategy reflects a new business model aimed at capturing a greater portion of the value that can be derived from our discoveries. We are now devoting our resources to discovering drug targets and candidates for our own account. We expect to move forward with our own discoveries, such as Famoxin, our first potential product in the field of obesity, to the point where we can enter into partnerships of a much greater value than the deals of the past, and in which we will have greater control over the development of products resulting from our research.

    To implement our new strategy, and focus as efficiently as possible on generating a pipeline of drug targets and candidates for our own account, we have reorganized our genomics research platform. The sequencing of the human genome in 2000, and in particular our subscription to the Celera database at the beginning of 2001, will enable us to considerably accelerate our research, focusing our time and resources on adding medical and functional information to genomics data, rather than generating raw sequence and SNP data. We effected a social plan at our Genomics Research Center in Evry, France, reducing the number of employees by approximately 80, principally employees involved in sequencing and mapping activities, which are no longer required given our subscription to the Celera database. In parallel, we are adding approximately 30 new employees in Evry, with specific skills that will enable us to add more medical and functional information to the associated genes we discover. Based on the experience and the technologies and intellectual property we have generated in conducting our partnered genomic research programs, we believe that with this reorganized structure, we are well positioned to exploit the quantity of raw genomic data that is now available and to efficiently generate valuable medically relevant genomic discoveries.

    Under our new strategy, we will no longer enter into limited gene discovery, pharmacogenomics or service agreements for the benefit of others. We have completed the research required under all our existing agreements, other than the February 2000 gene discovery agreement with Abbott, which we renegotiated to make more consistent with our new strategy. This change in strategy has and will continue to have a major impact on the size and timing of research and development revenues. These revenues have dropped dramatically as the new strategy has been implemented. Future revenues from our research will be tied to the licensing of rights to targets and products we have discovered. There can be no assurance that we will be successful in discovering our own commercially valuable pipeline of drug targets and candidates, or in entering into these new types of revenue generating agreements.

Overview of science and technology

Genomics

DNA

    DNA is a chemical compound present in all the cells of living organisms. Each DNA molecule is made up of two strands entwined in a double helix. Each strand consists of a succession of four basic elements, known as bases or nucleotides (A for adenine, T for thymine, G for guanine and C for cytosine). The two strands are complementary, which is to say that A on one strand is always opposite T on the other strand, and C is always opposite G. These four bases can be seen as the letters of an alphabet which determine what is called the genetic code. The order of these bases in DNA, known as their sequence, determines the program which governs the structure and activity of proteins, which are the active elements that carry out the biological functions of all organisms. In humans, for example, each cell contains in its chromosomes a total length of DNA of over a meter corresponding to a succession of about three billion bases; this is the human genome.

Genes

    Within each cell, the human genome is divided among 46 chromosomes, or more precisely two sets of 23 chromosomes, inherited from each parent. Only a fraction of the genome consists of genes that code for proteins; these portions of the genome are referred to as "coding".

    The human genome is estimated to contain between 30,000 and 100,000 genes with specific and independent sequences, which code for distinct proteins. Each of these proteins has a particular function, and it is the assembly and combination of all these functions that enable organisms to develop and survive. Humans, like all other complex organisms, are made up of a great number of different specialized organs and tissues. Although all the cells of all the tissues contain the identical DNA, of the same length and sequence, all tissues are different in that they use or express only a subset of the genes in the genome; different genes are active in different tissues. There are, generally speaking, two categories of genes. On the one hand, there are general-function genes that are expressed in all tissues and code for functions that are common to all cells, including notably house-keeping functions and energy functions necessary for the metabolism of the cell. On the other hand, there are specialized genes that correspond to specific functions and structures that are different depending on the tissue. The regulation and expression of genes, both quantitative (the level at which a gene is expressed) and qualitative (the tissue in which a gene is expressed), is determined by regions of DNA known as regulatory regions. The sequence of these regions regulates when, where and at what level a gene will be expressed.

Proteins and function

    The function of genes is to direct the production of proteins. The order of the DNA bases that comprise genes determines the order of the building blocks that make up proteins, which are known as amino acids. Hence, the structure and function of proteins is determined directly by the sequence of the corresponding genes. The link between genes and proteins is effected by an intermediate molecule known as messenger RNA, which is similar to DNA but has only one strand, and which consists of the exact complementary sequence of the gene it transcribes. Messenger RNA directs the assembly of amino acids in a sequence resulting in a protein that corresponds exactly to the order of its bases. When amino acids are linked together, a protein results and the gene is said to be expressed. Genes are not necessarily expressed in their entirety. In many cases, only specific portions of a gene will be transcribed by messenger RNAs; the different possible combinations of these messenger RNAs are known as alternate splice forms and result in a set of several possible proteins encoded by the same gene.

    The protein or proteins expressed by a gene vary between individuals as a result of variations between the sequence or spelling of a gene or of its regulatory region in these individuals. These variations may have an effect on the quantity or structure, and hence the function, of the corresponding proteins. These variations, known as polymorphisms, are the reason that all individuals, other than identical twins, are different, and vary in particular in their physiological mechanisms.

Function and polymorphisms

    All human beings have the same genome but are different. The differences between humans result from the several million variations spread throughout the three billion bases that comprise the human genome. For example, the sequence of a gene in 30% of individuals may read ACCTCA, but in the other 70% of individuals read ACCGCA. This simple variation of one base, known commonly as a SNP or Single Nucleotide Polymorphism, may result in a variation in the function of the corresponding protein. In such a case, the protein will function in one way in 30% of the population and in another way in 70% of the population. If, for example, the protein is involved in a detoxification process, the capacity of 30% of the population to eliminate the toxin in question will be different from that of the other 70%.

    All polymorphisms do not translate into a difference in function, either because they are not located in the coding or regulatory regions of the genome or because the variation in the sequence of a gene does not result in a significant variation in the function of the corresponding protein.

The Genomics industry

    Genomics can be defined as the science of the analysis of genomes.

    Biology is an extremely complex science, but underlying this great complexity is a finite entity, the genome, that can be studied and analyzed directly. The genome contains in coded form all the information necessary to understand the biological system which it codes for. Genomics, beginning with sequencing, allows us to identify genes and to analyze their functions to determine their role in the physiological and pathological processes inherent in all human beings. In this way, the study of the human genome is a technological shortcut. See "Item 3. Key Information -- Risk factors -- The use of genomic information to develop or commercialize products is unproven."

    The genomics industry was born with the first human genome mapping studies in the early 1990s. Genome maps, which consist of fragments of genome sequence with a known order, greatly facilitated the study of the genome. Thereafter, large scale DNA sequencing became possible due to the development of automatic sequencers which read the order of bases in fragments of DNA. The combination of mapping and sequencing technologies enabled the emergence and rapid development of this new science.

    For various technical reasons, the genomics industry first focused on the analysis of cDNAs (complementary DNAs), which are the portions of genes that correspond to specific messenger RNAs. Approaches focusing on cDNAs resulted in the generation of very large quantities of sequences, which, although often incomplete, served as the foundation for the first commercial genomic databases and for a first wave of patent applications. In parallel with these early large scale cDNA sequencing approaches, more focused studies evolved with a view to discovering genes coding for new therapeutic targets or which could serve as prognostic markers.

    The year 2000 saw the successful completion of the sequencing of the human genome, concurrently by the Human Genome Project, an international public consortium, and by the company Celera Genomics, which used complementary approaches. With the sequence of the human genome now almost entirely publicly available, the first phase of the genomics industry is complete. All the participants in this industry are now turning to the much more complex task of identifying and analyzing the significance of this sequence data, and in particular the function of the genes it contains.

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

Evolution of the drug discovery process

    In practice, proteins do not act alone but interact with other proteins in biochemical or physiological systems, also known as pathways. Diseases result from imbalances or disturbances in these biochemical pathways caused by a combination of environmental and genetic factors that affect the normal functioning of the various proteins in the pathway. Drugs generally exert their therapeutic effects by interacting with proteins (in this context called drug targets) in such a way as to restore their normal functioning of the disease-affected pathways.

    Historically, drug discovery was a lengthy trial and error process, typically leading to the discovery of compounds that somehow had an effect on the symptoms of a disease, without a clear understanding of the role of the drug compound in the relevant pathway, or even of the pathway itself.

    In recent years, the drug discovery process has changed, beginning with the process for discovering drug targets. The advances of the genomics industry and of the technologies it has generated have made it possible for the first time to undertake a systematic search to discover and characterize the genes and biochemical pathways that underlie human diseases. This progress now makes it possible to better understand the biochemical pathways related to diseases at the gene and protein level and therefore the physiological function of drug targets, allowing a more rational and focused drug discovery effort.

Genset's approach

    We have focused all our efforts these past years on developing a general approach capable of elucidating the function of genes, and in particular on identifying the genes associated with common diseases. This approach based on association studies, and made possible by the combination of our various integrated technologies, can be used to identify genes associated with different clinical characteristics, from the susceptibility to developing complex diseases to the individual variations in drug response.

    Our approach is based on a simple but profound observation: if one takes the genomes of individuals living in the same environment and having the same disease, and compares these genomes with those of other individuals living in the same environment but who do not have the disease, one should be able to find genomic differences which indicate which genes are involved in the disease.

    To carry out these genomic association studies, the DNA sequences of a great number of individuals must be compared, and the sequence variations analyzed. The discovery of the genes involved in common diseases depends on the identification of the DNA sequence variations that are common to different individuals that have developed the same disease. A variety of technologies, assets and expertise is necessary to carry out such association studies.

    First of all, it is necessary to have access to collections of DNA samples from hundreds of individuals affected with the disease and from hundreds of unaffected individuals who serve as controls. The clinical characteristics or phenotypes of both the affected and unaffected individuals must be well defined and reliable. Before working with any collections, we conduct a systematic analysis of the background genetic variations between the affected and unaffected populations, as these underlying variations can have a significant effect on the statistical value of the association studies. We access collections of DNA samples through collaborations with clinical research teams around the world. We will typically use at least two separate collections for each program, in order to confirm any results obtained in one population.

    The next step in these association studies involves the identification of candidate genomic regions and genes of interest. We identify candidate genomic regions likely to contain genes relevant to the disease based on an analysis of published linkage study results and of proprietary linkage study results provided by collaborators. The candidate genes of interest we select for our programs come from various sources, including:

   o genes included in our proprietary library of human cDNAs enriched for secreted proteins;

   o genes with specific sequence motifs of particular interest identified using proprietary bioinformatics tools applied to internal and external databases;

   o genes identified through protein-protein interaction assays as being in the same biochemical pathway as genes associated with the disease of interest; and

   o genes that might logically be involved in the specific disease, identified through a review of relevant publications.

    Once we have identified candidate regions and genes in which to conduct association studies, we determine the exact sequence and location of these regions and genes, and generate and validate SNPs within the regions and in and around the genes. The time and resources required for this step have been reduced drastically by our subscription to the Celera database. Nevertheless, we still need to fill the gaps in the Celera sequences covering the regions or genes of interest and to validate the available Celera SNPs.

    The SNPs or polymorphisms must then be analyzed or genotyped. Genotyping means determining for any given polymorphism which version of the polymorphism is present in a given sample. A statistical analysis of the genotyping results reveals which polymorphisms are statistically more common in the genomes of individuals sharing the same disease than in those of individuals who do not have the disease. Once one or more polymorphisms are found to be significantly more common in the individuals affected with the disease than in the non-affected individuals, we can deduce an association between this or these polymorphisms and the disease being studied. If the polymorphism(s) are contained in the coding or regulatory region of a gene, we can deduce that the gene itself is associated with the disease. Even if the associated polymorphism(s) are not themselves in a coding region, the genetic phenomenon known as linkage disequilibrium allows us to deduce that an associated gene is in close genomic proximity with the polymorphism(s).

    Our association studies can result in three categories of genes: (1) genes that code for proteins that are themselves potential therapeutics (this is most likely to be the case for secreted proteins analyzed by our metabolics group); (2) genes that code for proteins that are valuable drug targets, such as receptors for example; and (3) genes that are interesting neither as potential therapeutics nor as potential targets, but that may be used as entry points into a biochemical pathway whose other members may be therapeutics or targets.

    In any case, in order to maximize the utility and value of the associated genes we identify, we must further characterize their functional or biological activity. The first step in this process is to identify the different possible variations of the gene and generate and analyze the various proteins coded for by these variants. These proteins can then be used in cell or animal model assays to elucidate their function. We are developing internally specific assays relevant to the CNS disorders we are studying. Our metabolic group in San Diego has developed various protein expression and cell and animal model assays to elucidate the metabolic functions of genes they analyze. In addition, we are constantly evaluating new technologies in our fields of interest, and will either develop internally or, if more efficient, enter into collaborations with academic groups or other companies that have the most promising approaches to elucidate the biological activity of associated genes in these fields. We believe our approach combining association studies and functional assays will allow us to identify and characterize genes in a targeted and efficient manner.

    Although we have already successfully identified some genes using our approach, both we and the general scientific and medical communities have a limited understanding of the role of genes in the complex diseases we are studying. Our association studies approach and technology platform may not enable us to successfully identify and characterize medically useful genes better or more quickly than our competitors. In any case, transforming our genomic research results into commercialized products requires many years of further research and development, including extensive clinical studies. We do not have the expertise or resources to develop and commercialize such products ourselves, especially in the CNS field, and may be unsuccessful in finding appropriate partners with whom to do so. Moreover, our competitors' approach or technologies may enable them to identify genes associated with the diseases we are targeting before we do or to identify genes that are better suited to quickly developing effective pharmaceutical products.

Pharmacogenomics

    As with all other physiological traits, the response of an organism to a drug varies depending on the individual's genomic make-up. Our association studies approach applies not only to the discovery of genes involved in common diseases, but also to the discovery of genes involved in drug response. This field of research, launched by Genset in 1997 together with our partner Abbott Laboratories, is known as pharmacogenomics. It encompasses the discipline of pharmacogenetics, which is the study of genes specifically related to drug metabolism. Pharmacogenomics is thus a particular field of genomics whose goal is to define the genetic markers that can be used to tailor pharmaceutical treatments to each individual, to ensure a greater effectiveness of drugs and/ or to prevent side effects.

    Given our new strategy, we do not intend to conduct further pharmacogenomic programs to analyze patient responses to drugs of pharmaceutical company partners. The SNP and association data we generate in all our association studies, however, provide pharmacogenomic information that should enable us or our partners to design more targeted and efficient clinical trials for any drugs resulting from our research. For example, if we demonstrate that a gene is associated with only one sub-type of a disease or with patients that have one genetic variation but not another, we will enroll only these patients in the clinical trial of any drug candidate discovered using that gene, thus potentially lowering the cost and increasing the chances of success of the clinical trial. Our pharmacogenomics experience therefore remains an important asset in our new strategy of generating our own pipeline of drug targets and candidates.

                                Genset Approach


Department                           Activity

Bioinformatics.......................Genomic Mining for Candidate Genes/Regions

Functional Genomics..................Proteomics

Medical Affairs,
Genetics and Biostatistics...........Association Studies

Bioinformatics and Experimental
Annotation..........................Complete Gene Structure Analysis

Medical Affairs, Functional Genomics
and External Collaborations..........Protein Differential Expression

Functional Genomics and External
Collaborations.......................Cell and Animal Model Studies

                                     VALIDATED TARGET

Genset's technologies

    Our ability to conduct association studies in a systematic manner relies on our integrated technology platform, which contains numerous proprietary and patented technologies and know-how. These technologies are organized by department, each of which contributes its specialized expertise.

    Our Medical Affairs department manages our DNA sample collections and our clinical research collaborations around the world. The department is responsible for coordinating and carefully monitoring the quality of the recruitment programs of our collaborators, both in terms of the medical or phenotypic information and of the biological samples collected. The quality of the phenotypic data and the ability to process it efficiently are crucial to the success of association studies, and are necessary to generate more sophisticated results, indicating for example an association with a specific symptom or sub-type of a disease. The Medical Affairs department also has a specialized team responsible for processing and storing samples, including DNA, blood and various cell lines.

    Our Informatics department consists of approximately 50 specialists and substantial computer resources to analyze, store, and process genomic data. This department compiles and analyzes in real time Celera, public and internally generated sequence, polymorphism and genotype data. Using sophisticated and in many cases proprietary bioinformatics tools, the department is also responsible for data mining, and in particular for identifying candidate genes of interest, as well as for analyzing regions and genes identified by our various programs as being of interest.

    Our Genetics department integrates a series of genomic technologies and know how that are necessary to perform association studies efficiently. The department is in particular responsible for map integration, SNP map generation, and genotyping:

   o Map integration consists of integrating Genset sequences, public sequences and Celera sequences for regions and genes of interest, and of filling in any gaps or ambiguous sequences using Genset's sequencing capacities and proprietary BAC library, an ordered set of over 25,000 fragments of human DNA covering the genome.

   o Using SNPs available in the Celera database and in Genset's proprietary database of validated SNPs, the genetics department systematically generates series of validated SNPs, or SNP maps, covering any region or gene to be studied. The density and quality of SNPs used are selected to optimize the statistical value of the genotyping results.

   o The genotyping group detects and calculates the frequency of any given polymorphism in a given population. This group contains both a large scale production unit, and a research and development unit capable of improving and developing new genotyping technologies to increase capacity, while decreasing costs and consumption of DNA and reagents.

    Our Biostatistics department is responsible for developing algorithms and software capable of performing the combinatorial analysis of genotyping and clinical data required for association studies. This department has developed various proprietary algorithms and software programs that are routinely used in our programs today, and continues to improve these methods to increase the power of our association studies.

    Our Functional Genomics department characterizes the biological function of genes involved in the diseases we study, using molecular biology and biochemistry tools as well as cell and animal models. Functional genomic activities in the metabolic field are principally conducted by our research group in San Diego, and in the CNS field by our research group in Evry, France. Functional genomics includes the following approaches:

   o experimental annotation, to complete the sequence of a gene, identify its possible alternate splice forms and variants, and generate its tissue expression profile;

   o proteomics activities, including the production and characterization of proteins of interest, and the identification of other proteins that may interact with these proteins in the same biochemical pathway;

   o differential expression studies of the genes of interest to determine whether the proteins encoded by these genes are expressed differently in normal and diseased tissues; and

   o animal models, to validate in vivo the involvement of a gene or protein in a specific disease state.

    These functional genomics activities are conducted both internally and with external collaborators with specific expertise either in the therapeutic area of interest or in the relevant technology.

Our research programs

    We have been conducting association studies to discover genes associated with common diseases since 1996. We signed our first research collaboration agreements in 1996 with Synthelabo (now Sanofi-Synthelabo) for the discovery of genes associated with prostate cancer, and with Janssen Pharmaceutica, a subsidiary of Johnson & Johnson, for the discovery of genes associated with schizophrenia. In 2000, we signed a third collaboration agreement with Abbott Laboratories to discover genes associated with bipolar disorder. We also entered into three pharmacogenomics collaborations with Abbott Laboratories, Pharmacia & Upjohn and Sanofi-Synthelabo, all aimed at discovering genes and genetic markers associated with or involved in patient response to drugs or drug candidates. The pharmacogenomic agreement with Abbott concerned side effects of a drug marketed to treat asthma, and the two other agreements concerned drug candidates to treat CNS disorders.

    Since 1996, we have in these research collaborations identified genes associated with various clinical characteristics, including prostate cancer, central nervous system disorders, obesity and variations in patient response (side effects and efficacy) to drugs. In August 1999, we were granted the first U.S. patent on a disease gene discovered through polymorphism or SNP-based association studies, in that case a gene associated with prostate cancer.

    We decided in 1999 to focus our gene discovery efforts on two therapeutic areas: central nervous system diseases and metabolic disorders. We believe we will compete successfully over the next few years in the discovery of genes and related biochemical pathways in these diseases. The decision to focus on these specific disease areas was driven by the following scientific and economic considerations:

   o Both areas involve complex diseases influenced by multiple genetic factors. We believe that genomics, and in particular association studies conducted in unrelated individuals, is the best approach to understand the genetic causes of these diseases and their complications and to develop new treatments.

   o These diseases affect large patient populations and existing treatments either do not exist or are unsatisfactory. There are therefore substantial unmet medical needs in these fields, and effective treatments would have enormous economic potential.

    In the context of our new strategy, we are continuing to focus our efforts on these two therapeutic areas. We have completed all our historic collaboration agreements, except for the bipolar gene discovery agreement signed in 2000 with Abbott, which we renegotiated to be released from any further research obligations for the account of Abbott and to recover the intellectual property generated in the program. Consequently, we are now free to develop and commercialize all the genes, proteins and biochemical pathways discovered and characterized in our ongoing CNS and metabolism programs.

Central nervous system diseases

    Our intention is to identify and characterize genes and related biochemical pathways involved in central nervous system diseases. We have implemented gene discovery programs for three diseases in this area: schizophrenia, bipolar disease (also known as manic-depression) and depression. Based on the results we have generated in this field, we believe that groups of genes may be associated with two or all three of these diseases. In addition, a precise and specific diagnosis of these diseases is often difficult, because they share many of the same symptoms. Drugs developed for one of these diseases are often effective for another. We have therefore decided to work on these diseases and on certain related candidate genes and regions in parallel, as the results may enable us to elucidate genetic bases and biochemical pathways relevant to the diseases generally. The ability to link these diseases biologically could create vast commercial opportunities and would dramatically change their diagnosis and treatment.

    As we do not have the expertise or resources to develop drugs for central nervous system diseases, our objective is to generate a portfolio of drug targets and related disease pathway information, and to use this portfolio to discover and develop drug candidates with an appropriate partner.

Schizophrenia

    Schizophrenia is a severe, chronic mental disorder characterized by disturbances of mind and personality, including delusions, hallucinations and dramatically altered behavior. According to the U.S. National Institute of Mental Health, schizophrenia is estimated to affect approximately 1% of the world's population. More than two million patients in the United States suffer from the illness in a given year, where the annual direct costs of treating the disease are estimated at $20 billion. Conventional treatment for schizophrenia involved neuroleptics, a class of drugs whose use was limited as a result of their inefficacy with certain patients and their side effects. A new class of anti-psychotic drugs that combine superior efficacy with reduced side effects is gradually replacing neuroleptics. All current treatments, however, only offer symptomatic relief allowing the patient to function more effectively and appropriately; there is no cure for this disease. It is estimated that less than one in five individuals who have suffered from this disease recovers completely. There is no known single cause of schizophrenia. Studies of twins have shown a strong genetic basis for the disorder, but no structural or biochemical abnormality of the brain has been universally identified. Understanding the genetic basis for schizophrenia offers the greatest potential for the development of more specific treatments, which address the underlying cause of the disease.

    Under our research collaboration with Janssen Pharmaceutica, which was extended through July 31, 2000, we identified and delivered to Janssen several gene candidates associated with schizophrenia. These association results were confirmed in several different study populations. Janssen has an exclusive license to develop and commercialize pharmaceutical products based on these genes. In exchange, Janssen is obligated to pay clinical milestone payments, as well as royalties on net sales of any such future products developed by Jannsen. In addition, Janssen has an option to obtain a comparable license to certain other results we may generate using the genes identified during the research collaboration.

    We have in-house clinical collections from two separate populations of schizophrenia cases and controls and are currently in negotiations to obtain access a third such collection. Using these collections, and the expertise developed in our strategic partnerships, we continue to apply our approach to discover more information about schizophrenia's genetic basis and biochemical pathways in the broader context of our targeted CNS disease program.

Bipolar disease

    Bipolar disease, also known as manic-depression, is characterized by episodes of mood swings that alternate between periods of mania (hyperactivity, exaggerated euphoria) and depression. Symptoms and severity vary tremendously among patients and for each patient over time. The U.S. National Institute of Mental Health estimated that 15 to 20% of patients who suffer from bipolar disorder and who do not receive medical attention commit suicide. Similar estimates provide that between 1 and 1.5% of people develop bipolar disease at some point during their lives. The preferred class of drugs used for bipolar disorder are mood stabilizers such as lithium, but many other types of drugs may be required in addition to manage specific conditions, including depressive episodes and rapid cycling between manic and depressive episodes. The cause of bipolar disease is unknown but thought to involve structural abnormalities of the part of the brain known as the hippocampus as well as brain chemical imbalances involving dopamine. Although not all cases occur within families containing other affected individuals, genetic factors appear to play a major role in bipolar disorder. Researchers believe that understanding the underlying genetic basis for bipolar disease can lead to the development of more effective treatments with reduced side effects.

    In February 2000, we entered into a collaborative research agreement with Abbott Laboratories to discover genes associated with bipolar disorder. This collaboration initially focus on selected candidate genomic regions associated with the disease. We renegotiated this agreement to make it more consistent with our new strategy. Under the renegotiated agreement, we were released from performing any further research for Abbott, recovered the intellectual property generated in our bipolar program, made a one-time payment to Abbott, and agreed to license to Abbott at a future date a protein in the area of CNS for target screening.

    We have in-house clinical collections from two separate populations of bipolar cases and controls and are currently in negotiations to obtain access two further collections. Using these collections, we are proceeding with our program to discover the genetic basis of bipolar disease and biochemical pathways in the broader context of our targeted CNS disease program.

Depression

    Depression is characterized by a mood disorder which is often accompanied by more or less severe moral distress. The disorder manifests itself in cycles sometimes severe, others chronic, during which the patient feels sad and distressed. Depression is a serious illness and an increasing cause of death. In France, 4% of the population are depressed and 1 in 10 will suffer at least one major cycle of depression in their lifetime. According to the CREDES, the number of people suffering from depression has increased by 50% between the beginning of the 80s and 90s. In the United States, approximately 10 million people suffer from major depression. Annual sales of drugs to treat depression are in excess of $6 billion.

    A single cause of depression has not yet been identified. We believe that a number of different factors provoke a depression or are capable of increasing the risk of one developing. A depression arises, naturally, from psychological factors which are currently obscure. However such psychological factors are increasingly studied. The discovery, by chance, of antidepressants, followed by the developed understanding of their mechanics, has permitted the comprehension of the role of neurotransmitters such as dopamine, serotonin or noradrenalin. Another, more recent one, has an effect that changes the perceived effects of neurotransmitters. However, all the antidepressants that are currently used increase the quantity of these substances released between the neural connections, also known as synapses, to prevent their degradation.

    Antidepressants represent, to date, the sole treatment for depression. There are different forms of antidepressant, le most renown being Prozac. Each of these forms acts upon a certain patient profile. Finding the right medication for each patient is a lengthy process. In addition, virtually all drugs have side effects that are considered undesirable.

    Furthermore, the genetic factors of the disease are increasingly discussed. Studies have shown that there is a considerable increase in the chances of developing this form of depression in families where one member already suffers.

    We believe that it is necessary to pursue research in order to understand more the physiological or genetic factors of depression, and to subsequently create new forms of treatment.

    We have in-house a clinical collection from one population of depression cases and controls and are currently in negotiations to obtain access to a second collection. Once we have obtained at least a second collection, we will undertake an internal program targeting depression in parallel with our schizophrenia and bipolar disease programs.

Other central nervous system diseases

    We are evaluating potential collaborations to access clinical collections of populations affected with Parkinson's disease and epilepsy. Both these diseases are characterized by significant market potential, and by possible shared genetic factors with our core therapeutic fields. We expect to initiate internal programs for Parkinson's disease and epilepsy in 2002. We have also decided not to undertake a program in Alzheimer's disease as one of our priorities.

Metabolic disorders

    Our metabolic disorder research program is led by our Genset Corporation subsidiary in San Diego. The main objectives of this program are to identify and define genes and proteins involved in metabolic disorders, and in particular obesity and diabetes. The program uses differential expression and association study filters and our cDNA collection to identify genes that may be involved in metabolic disorders. The biological activity of these genes is then elucidated using cell lines and animal models and more detailed association studies.

    The possible therapeutic approaches resulting from this research depend on the nature of the genes identified. Where a protein is insufficiently produced by the patient and it is possible to administer the protein to correct the metabolic disorder, the protein may itself be used to reestablish a normal biological response. If the protein cannot be used directly to treat the disorder, the study of its biological activity may reveal functional proteins that could be used to compensate for the patient's genetic disorder. Finally, either of these approaches may result in the identification of targets that can be regulated by small molecules produced by chemical synthesis.

    The scientific quality and progress of this program are evaluated regularly by our metabolic scientific advisory board, comprised of professors Jerry Olefsky from the University of San Diego and Harvey Lodish from the Whitehead Institute.

    To date, this program has led to the discovery of several new genes related to metabolic disorders such as obesity, insulin resistance, type 2 diabetes and hyperlipidemia. Patent applications have been filed covering five genes that include, to the extent available, their genomic structure, their polymorphism(s), the sequence of their various messenger RNAs, the functions of the proteins coded by these messenger RNAs and their potential therapeutic uses. Two of these genes, LSR and ACRP30, have been the subject of extensive studies to define their physiological activity and evaluate their potential as a protein (ACRP30) or therapeutic target (LSR). The other genes are also being evaluated.

Obesity

    Obesity is defined as disproportionately excessive body fat which results from an imbalance between the quantity of food consumed and energy expended. Increased prevalence of obesity is linked to changes in lifestyle, in particular increased sedentariness, food consumption, and the breakdown in the structure of meals. The consequences of obesity for health take the form of a higher risk of premature death from coronary disorders, cardiovascular problems, diabetes, and certain types of cancer.

    Obesity has become a major public health problem and its prevalence is growing rapidly. The World Health Organization estimates that obesity is prevalent in 10 to 25% of people in Western Europe and 40% in certain specific groups, including in women from Eastern Europe and from certain Mediterranean countries and in African Americans. In the United States, obesity affects 25 to 33% of the total population, or an estimated 60 to 80 million people. Obesity is a contributing factor for an estimated 300,000 deaths annually in the United States.

    The goals of treatment are weight reduction and, more specifically, reduction of body fat, to improve the patients' quality of life and reduce risks from related pathologies. Weight reduction diets and exercise programs remain the two essential forms of treatment in controlling obesity today. The drugs that are available act either by inhibiting fat absorption, or reducing food consumption. These treatments make it possible to obtain rather modest weight loss; but on the other hand, gastrointestinal events and cardiovascular effects have been reported. These findings underline the need to develop new treatment strategies. In recent years successive discoveries in obese animals have intensified the interest in genetic approaches to the study of obesity, suggesting that the years to come may see a new generation of treatments that are both more effective and better tolerated. Scientific progress during the last five years suggests that twenty or so genes or chromosomal regions may be significantly involved in the mechanics of obesity.

    Genset's most advanced research project concerns Famoxin, a fragment of the protein Acrp 30 (Adipocyte complement related protein). Acrp30 is produced and secreted by adipocyte (fat) tissues. It was discovered in 1995 by Professor Harvey Lodish of the Whitehead Institute. Genset showed an association in an obese population between free fatty acid levels and variants of the gene encoding for the human Acrp30 protein. A second study demonstrated that the blood level of human Acrp30 was lower in a significant number of obese patients. More recently, results published in the Proceedings of the National Academy of Science (PNAS 98: 2005-2010, 2001) showed that repeated administration of Famoxin in mice on a sugar and fat-rich diet induced a significant reduction in body weight. This effect was accompanied by a reduction in blood levels of fatty acids and triglycerides. At the same time, the reduction in glucose plasma levels suggests a possible improvement in metabolic control and an antidiabetic effect.

    These metabolic effects are observed without reduction in food consumption. In-vitro studies of cell lines of muscles or directly on isolated skeletal muscle have shown a clear increase in the oxidation of free fatty acids after incubation with Famoxin. These studies have also been confirmed in vivo on mice receiving an intravenous injection of an emulsion rich in lipids (Intralipid). Pre-treatment with Famoxin significantly reduced free fatty acid levels in plasma.

    A long term study is presently underway in mice with the same enriched diet. After 130 days of treatment every other day with Famoxin, doses of 10 and 25 [greek mu]g twice a day made possible a reduction in body weight of over 10%. No gross toxicity was observed.

    The next step will be to increase our capacity to produce the human protein and perform the toxicological and pharmacological studies necessary to undertake the first human clinical trials. An assay to determine the dosage of Famoxin must also be developed. This should make it possible to diagnose obese patients who have insufficient Famoxin levels and to determine the circulating levels in patients undergoing treatment. In parallel, Professor Harvey Lodish and his team at the Whitehead Institute are pursuing their research collaboration with Genset with the aim of identifying the receptor for Famoxin and determining the intracellular mechanisms involved. Genset has an exclusive option to the commercial rights to any results of this research program. Likewise, Genset has an exclusive license to the Whitehead Institute's Acrp30 patent, and has filed 9 patent applications on APM1 (human Acrp30) and Famoxin, covering their genomic sequences, polymorphisms, and therapeutic applications.

    A second project being conducted by Genset involves studying a receptor called LSR which was initially identified in collaboration with INSERM
(Institut National de la Sante et de la Recherche Medicale, or French National Institute of Health). This protein is expressed primarily in the liver. Association studies have demonstrated that certain variations of LSR were correlated with a significantly increased risk of developing excess weight, and with a modification of the tolerance to glucose. One polymorphism of the LSR gene is also correlated with the development of hypertriglyceridemia associated with obesity. This abnormality in the blood lipids, observed in 30% of obese subjects, is one of the causes of cardiovascular complications brought on by excess weight. These results suggest that LSR could be a receptor of a sub-type of lipoprotein. We are in the process of characterizing the phenotype of a transgenic mouse, in which the gene coding for this protein has been rendered inoperative. We have filed 15 patent applications covering LSR and its potential therapeutic applications, the first of which are co-owned with INSERM and exclusively licensed to Genset.

Type 2 diabetes

    Type 2 diabetes, also known as non-insulin-dependent diabetes mellitus (NIDDM), is characterized by two principal metabolic anomalies relating to the production and action of insulin, the hormone which regulates the metabolism of glucose and lipids. Hypoglycemia results both from defective insulin secretion and from a reduction in the action of insulin on various tissues, namely the liver, skeletal muscle, and adipose tissue. Type 2 diabetes differs from type 1, or insulin-dependent diabetes mellitus (IDDM), in which levels of endogenous insulin secretion are almost nonexistent and do not respond to an increase in glucose levels. Type 2 diabetes case are about ten times more prevalent than type 1 diabetes cases.

    The prevalence of type 2 diabetes is particularly elevated in cultures with Western dietary habits. Currently, an estimated 100 million people worldwide have diabetes and WHO experts predict that, due to worldwide developments in lifestyle and diet, this number will double by 2010. The worldwide incidence varies from 0.7% in Africa to 4.7% in Europe and North America. Type 2 diabetes generally appears after age 40. Obesity is an important risk factor contributing to the development of type 2 diabetes, and the majority of type 2 diabetics are overweight.

    Type 2 diabetes is a silent disease, but one which involves serious complications. In the United States, the complications of diabetes account for 40% of all new cases of end-stage renal failure and result in over 50,000 lower extremity amputations annually. Diabetes is the leading cause of blindness with about 10,000 new cases of diabetes-related blindness per year in the United States. Additionally, diabetic patients account for 10% of all acute care hospital days in the United States.

    The initial treatment of type 2 diabetes consists of a regimen of physical exercise. Pharmaceutical treatments available today belong to three distinct categories: hypoglycemic sulfamides which stimulate insulin secretion, insulinsensitizers which facilitate the action of insulin on target tissues, and inhibitors of the intestinal absorption of glucose from food. These agents are able to reduce hypoglycemia and delay the appearance of vascular complications. However, glycemic levels remain difficult to control over 24 hours, and many undesirable side effects have been noticed: hypoglycemia, digestive problems, lactic acidosis, weight gain, and water retention.

    Both genetic and environmental factors are involved in the development of type 2 diabetes. To date, among the many candidate genes studied, no one gene has been clearly identified as being involved in the development of the disease. Nevertheless, the scientific community remains convinced that an understanding of the genetic causes of type 2 diabetes is the key to developing new therapies targeting the cause of the disease and stopping its progression.

    Genset's researchers have isolated by differential expression a novel gene expressed in the liver of several hyperglycemic animal models. Preliminary results suggest that its recombinant protein has antidiabetic properties. Its biological activity will be studied in-vivo in the near future in ZDF rats, a reference model which exhibits the principal characteristics of human type 2 diabetes. The effects of the treatment on sensitivity to insulin of peripheral tissues will be studied.

    In our research collaboration with Professor Harvey Lodish and his team at the Whitehead Institute for Biomedical Research, we are studying biochemical pathways involved in the uptake of glucose in muscle cells and adipose tissue. The program relies notably on a functional cloning method for genes that regulate the activity of GLUT4, an insulin regulated glucose transporter. Initial studies have shown the existence of a protein that limits the migration of this transporter to the cell membrane and thus reduces the ability of the target cell to take up and use glucose. The ability to block this protein could provide a new approach to treat diabetes. We have an exclusive option to obtain the commercial rights to all results of the program.

Other research programs

    In addition to the two key fields of CNS and metabolic disorders, we have conducted other genomic research programs that have allowed us to generate technological and intellectual property assets, and may give rise to future payments from our partners.

Therapeutic proteins

    We have compiled a library of thousands of full-length human cDNA clones and sequences, which is enriched in cDNAs encoding for secreted proteins. Secreted proteins, such as hormones and growth factors, form the basis of a class of pharmaceutical products that generated more than 16 billion dollars in sales in 1999. Our cDNAs are an important tool in our research programs, in particular for our metabolic group, which studies them systematically using its filters to determine their possible role in the pathologies of metabolism.

    In July 1997 the Company entered into an agreement with Genetics Institute
(GI), a wholly-owned subsidiary of American Home Products, to provide our secreted proteins through the DiscoverEase[R] program, which includes 11 pharmaceutical and biotechnological partners. The first proteins coming from Genset were delivered to the DiscoverEase partners in September 1998. The proteins already delivered through the DiscoverEase program remain covered by the terms and conditions of this agreement, but Genset is free to commercialize the other proteins independently.

    In October 1999 Genset signed a new agreement with GI which replaced the 1997 agreement. Under this new agreement, Genset delivered to GI and Wyeth-Ayerst, the pharmaceutical division of American Home Products, the sequences and clones corresponding to approximately 1,000 cDNAs that they selected. GI has an option to obtain a license to these 1,000 clones. Genset will receive payments each time GI decides to exercise its license option to one of the cDNAs, as well as clinical development milestone payments and royalties on any products discovered using the sequences and clones supplied by Genset.


Vaccine and immunotherapy applications

    We fully sequenced and filed patent applications on the genomes of both Chlamydia pneumoniae and Chlamydia trachomatis L2 strain. The Chlamydiae are intracellular bacteria responsible for various infections in humans. Studies suggest that they play a role in the development of atherosclerosis. In August 1998, we entered into an exclusive license agreement with Wyeth-Lederle Vaccines ("Wyeth-Lederle"), a business unit of Wyeth-Ayerst Laboratories, a division of American Home Products. Pursuant to this agreement, we licensed exclusively to Wyeth-Lederle the genomic sequence data of Chlamydia pneumoniae and Chlamydia trachomatis L2 strain for applications in vaccine development. In return for the license, Wyeth-Lederle provided us with up-front licensing fees, and agreed to pay us clinical milestones and royalties on net sales of vaccine products developed using our genomic data.

    In February 2000, we entered into an agreement with Corixa Corporation, a U.S. biotechnology company, to sequence the 2.8 million base pairs of the genome of propionobacterium acnes, a microbial organism considered to be the principal factor in the development of acne, in exchange for various payments. Corixa intends to use these data supplied by Genset, together with other antigens it has discovered, to accelerate development of new immunotherapeutic products, including vaccines and antibody-based products, targeting this infectious organism.


Plant genomics

    In December 1997, we entered into a series of agreements with Ceres, Inc. ("Ceres"), a U.S. company specializing in the field of agricultural biotechnology. The collaboration consists of three parts:

   o our acquisition of an equity interest in Ceres (as of March 31, 2001 Genset owned under 10% of Ceres);

   o an exclusive, royalty-free, bilateral license agreement providing each company royalty-free access for applications in its field to certain of the other company's technologies;

   o a services agreement to provide sequencing and bioinformatics services to Ceres in exchange for quarterly payments and further issuances of shares by Ceres to Genset. Following several extensions, this agreement expired on 31 December 2000.

Competition in genomic research

    See "Item 3. Key Information -- Risk factors -- Rapid technological changes in the genomics industry may make our technologies and discoveries less attractive or obsolete."

    An increasing number of research-based organizations are attempting to rapidly identify and patent genes involved in common diseases. Direct competitors include several companies based principally in the United States, that are focused on generating a pipeline of drug candidates based on their genomic research. Competition in this field is intense and we expect it to continue to increase over the next 3-4 years. We also face competition from other genomics companies, universities and non-profit research institutions involved in identifying and characterizing genes, which they either disclose publicly or patent and license to biotechnology or pharmaceutical companies. In addition, many pharmaceutical companies are developing genomic research capabilities in-house. More generally, we also face competition from all other entities involved in discovering new drugs.

    Several of our direct competitors were ahead of us in changing their strategy from generating genomic information under funded research contracts for the account of pharmaceutical company clients to generating novel drug targets and candidates for their own account. Many of these direct competitors have significantly greater financial resources than Genset. Several already have drug candidates in clinical trials, whereas our most advanced product is at the pre-clinical stage. In the short term, we and our direct competitors are judged on our experience and technological assets. In the medium term, we will be compared based on the number and quality of our drug candidates in development, and in the long term on the revenue generated by our marketed products.

    Our principal competitive advantage is our considerable experience in conducting SNP-based association studies. We were the first company to adopt this approach, which we believe is particularly well suited to the fields of CNS diseases and metabolic disorders. A number of other companies have now adopted this and similar approaches for the discovery of disease-associated genes, including in the disease areas we are focusing on. We have, however, during the last five years, generated valuable experience and proprietary assets in conducting these programs, in particular:

   o our portfolio of genomic patents, covering association study technologies and disease-associated markers and genes

   o our collections of clinical samples specific to the disease areas we are focusing on

   o our BAC library, an ordered set of over 25,000 fragments of human DNA covering the genome

   o our database of validated SNPs and human genomic sequence data

   o our library of full-length human cDNAs, enriched for genes encoding secreted proteins

   o our bioinformatics and biostatistics algorithms and software programs

    Recent industry developments have affected the relative value of certain of these assets. We believe, however, that our experience in conducting association studies and the unique combination of assets we have accumulated will enable us to exploit more efficiently the rapidly increasing quantity of genomic information that is now available.

    Our principal technological competitive disadvantages relate to our lack of experience in developing and applying certain of the technologies necessary to go from gene to drug. In particular, one or more of our direct competitors have significantly greater expertise in functional genomic technologies, especially in the field of CNS diseases, and in developing therapeutic proteins. In addition, as we have no small molecule drug discovery capabilities, our ability to discover drugs is limited to therapeutic protein drugs, which we believe can be used in practice to treat metabolic disorders but not CNS diseases. Our ability to generate a pipeline of drug candidates in the field of CNS diseases therefore depends on our finding an appropriate strategic partner in this field. At least one direct competitor has established an alliance with a large pharmaceutical company to develop and market products based on their genomic discoveries in each of the areas we are focusing on.

    A number of pharmaceutical and biotech companies are working on various aspects of obesity, the disease targeted by our lead drug candidate, Famoxin. To our knowledge, however, no other obesity drug or drug candidate acts using the same mechanism as Famoxin. The specificity of its action suggests that it could potentially have less side effects than obesity treatments currently on the market. Our association study information about Famoxin may also enable us to target the treatment specifically to the obese population that would most benefit from it.

    We believe that our capacity to compete in the industry depends on a number of factors, including notably our abilities to:

   o develop and maintain scientifically advanced technology

   o attract and retain qualified personnel

   o obtain patent protection for our discoveries

   o establish alliances with strategic partners to develop and commercialize drugs and diagnostic products based on our discoveries

   o secure sufficient capital resources to fund our discovery and pre-clinical /early stage clinical development programs

   o continue to obtain and maintain access to appropriate clinical collections

Genset Oligos

    Small fragments of synthetic DNA, commonly known as oligonucleotides, are a basic raw material for all research in molecular biology. They are necessary, for example, to amplify, sequence, genotype and hybridize DNA, to develop DNA chips, and to perform DNA differential expression and quantitative PCR.

    We began producing synthetic DNA in 1989 for our internal research programs. In 1997, we created a specialized division, Genset Oligos, to focus our oligonucleotide production and marketing efforts. Genset Oligos today has over 180 employees spread among five production and marketing sites, in France (Paris), the United States (San Diego), Singapore, Japan (Kyoto) and Australia (Lismore). This last site was established in early 2000 following the acquisition of a majority equity interest in Pacific Oligos, one of the largest Australian producers of oligonucleotides.

    In addition to producing and distributing oligonucleotides to clients around the world, Genset Oligos is responsible for supplying our internal research requirements for synthetic DNA. With an annual production capacity of approximately three million oligonucleotides, we are today one of the largest producers worldwide of synthetic DNA.

Manufacturing

    Our various production lines in Paris (operational since 1989), San Diego (since 1992), Singapore (since 1998), Kyoto (since 1999) and Lismore (since
2000) together synthesize, label, purify and quality control thousands of oligonucleotides a day. We believe that we are a highly efficient producer due to the ultrafast parallel synthesizer we developed, as well as highly automated production processes that incorporate comprehensive bioinformatics from order processing through product delivery. Our synthesizer and reactor, which are assembled in our Evry research center, have significantly reduced nucleotide coupling time, the key step in production, and consumption of phosphoramidites, the primary raw material, and have substantially reduced our manufacturing costs.

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


    From our five production and marketing centers, we are able to serve our customers in all our principal markets throughout the world. Genset Oligos has approximately 4,000 customers in more than 50 countries. In 2000, sales in France accounted for 14% of total sales, while sales in the rest of Europe, the United States, Japan and the Asia-Pacific region (other than Japan) accounted for 16%, 18%, 37% and 15% of total sales, respectively. Our customers include mainly large laboratories with total orders per year averaging 50,000 oligonucleotides, other academic, clinical chemistry and biology laboratories, as well as biotechnology companies. In addition, this client base constitutes a valuable information and distribution network of customers in the molecular biology research industry.

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


    Large-scale genomic research projects require large numbers of different oligonucleotides. We believe that the highly automated organization of our production facilities, proprietary ultrafast parallel synthesizer and automated patented nucleic acid synthesis processes enable us to produce greater numbers of oligonucleotides more quickly, accurately and economically than most of our competitors.


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

Patents and proprietary rights

    We utilize both patents and trade secret methods to protect both the results of our research programs and the proprietary technologies that enable these programs. See "Item 3. Key Information -- Risk factors -- Obtaining effective legal protection for our intellectual property is difficult, expensive and uncertain; -- We may become involved in patent litigation or other proceedings regarding our intellectual property rights which could be expensive, time consuming and prevent us from commercializing our discoveries; -- If we are unable to protect our trade secrets, others may be able to use them and our competitive position will be damaged."

Patents

The legal environment

o Patentability of genomic inventions

    There are believed to between 30,000 and 100,000 genes scattered throughout the human genome and we believe that virtually all such genes will be identified over the next several years. Numerous groups are attempting to rapidly identify and patent gene fragments and full-length genes. Patent applicants seeking protection for gene fragments or full-length genes must provide sufficient information relating to the DNA sequence and the specific uses of such sequences to meet the legal requirements to obtain patent protection. It is generally accepted that a gene sequence together with specific information about the biological function, or potential commercial or medical use of the sequence, is patentable. The patent strategies of the groups seeking protection on gene fragments or full-length genes vary widely as to the extent of biological characterization and the nature of the specific uses they provide in their patent applications. There remains substantial uncertainty regarding the potential to obtain and enforce patents covering gene fragments or full-length genes without known function, as well as the amount and type of functional information necessary to obtain granted patents in this field.

o Duration of patent protection

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

o Number of gene sequences per patent application

    In most commercially important countries, patent offices have established policies limiting the number of distinct protein or gene sequences they will review and grant in a single patent. For example, typically the U.S. and European Patent Offices will examine only one sequence per application. In cases in which the initial applications include more sequences, the additional sequences must be separated out and included in distinct applications. Alternatively, in some patent offices, for example the European Patent Office, substantial additional fees may be paid in order to have additional sequences reviewed and granted in a single patent. These requirements significantly increase the time required and the cost to obtain patent protection for large numbers of sequences.

o International extension of patent applications

    All patent applications must initially be filed in one jurisdiction. Thereafter, within 12 months following the filing of the priority application, the application may be extended internationally, either through the procedure prescribed by the Patent Cooperation Treaty or "PCT" or, independently from the PCT procedure, to selected countries. In the case of a PCT extension, the applicant has 18 months from the general PCT extension to select those countries among the PCT signatories, which include notably the 19 member countries of the European Patent Office as well as the United States, Canada, Australia, and Japan, in which it wishes to pursue its patent application. Regardless of the procedure chosen to extend a particular patent application, the priority date of an extension application will generally correspond to the date of the initial filing so long as the invention covered by the extension is the same as that covered by the initial filing.

Our patent portfolio and strategy

    As of April 30, 2001, we had filed 529 patent applications, of which 113 have to date been granted. We constantly review our patent portfolio to determine which applications to maintain. The maintenance of patent applications and patents requires the payment of periodic taxes. Of the 113 patents granted to Genset, we have maintained 90 in force. Our currently pending patent applications and patents in force include 25 in France, 95 in the United States, 36 in Canada, 34 in Japan, 36 in Australia, and 36 before the European Patent Office.

    To obtain patent protection for the results of our disease gene discovery and pharmacogenomics research programs, our strategy is to file comprehensive patent applications that combine full-length gene sequences with as much information of pharmaceutical relevance as is available at the time of filing. This information includes the sequence of the corresponding proteins, their functional characterization, related SNPs, together with disease or drug response association data. Our first comprehensive patent application of this kind, filed in 1997 on a gene discovered in our prostate cancer collaboration program with Sanofi-Synthelabo, was granted in 1999. This was the first patent application granted in the United States covering a gene discovered through SNP association with a disease (U.S. Patent No. 5,945,522). For some of our programs, we have filed patent applications claiming large numbers of SNPs associated with a series of functionally related genes, as well as methods to use these SNPs in combination to study the susceptibility to disease, drug response, or other specific clinical traits. We do not know how regulatory limitations on the number of genomic sequences that can be granted in any one patent application will affect these applications, in which numerous SNP sequences are involved in the same invention.

o Metabolic disorders

    In the context of our metabolic disorder programs, we have filed patent applications covering a number of genes and corresponding SNPs, including the gene sequences of ACRP30 (genomic sequence), LSR and their variants, SNPs associated with phenotypic traits underlying obesity, type 2 diabetes, and related syndromes, and treatment methods addressing these diseases. We have also filed both U.S. and International PCT applications covering Famoxin, the active fragment of ACRP30 which is currently our lead drug candidate, and other fragments of human and mouse ACRP30 with similar characteristics, as well as methods of using Famoxin and these other fragments to treat obesity, insulin resistance, type 2 diabetes and other obesity related disorders.

    Our patent applications relating to Famoxin are solely owned by Genset. In addition, we have obtained an exclusive license for the commercialization of the Whitehead Institute's granted U.S. patent covering the full length human and mouse ACRP30 cDNA[JL1], entitled "DNA Encoding a Novel Serum Protein Produced Exclusively in Adipocytes." Some of the earlier applications in our portfolio relating to LSR are co-owned by Genset and INSERM.

o Central nervous system disorders

    In the context of our CNS disorder programs, we have filed patent applications covering a number of genes and SNPs associated with schizophrenia, bipolar disorder and depression, methods of treatment of specific CNS disorders which target the relevant genes or their products, as well as certain pharmacogenomic traits related to CNS drugs and drug candidates. The genes covered by these patent applications include novel genes as well novel roles in CNS disorders for known genes. They were identified both through SNP association studies conducted in genomic regions of interest, and through functional studies to find the binding partners of associated genes. We have also filed patent applications covering SNPs in key candidate genomic regions implicated in CNS disorders, as well as SNPs found to be associated with certain CNS disorders.

    All the patent applications filed in the context of our CNS disorder programs belong to Genset. These patent applications include, notably, those covering the results of our schizophrenia collaboration with Janssen, to which Jannsen retains an exclusive license.

o Other programs

    We also seek patent protection for the partial and full-length gene sequences identified through our 5 prime high-throughput gene identification program, especially when we have identified specific functional information indicating that sequences have particular potential value either as therapeutic agents or as targets for drug screening. We have, for example, filed several patent applications covering a large number of DNA sequences corresponding to secreted proteins. The genes resulting from our gene identification programs are systematically evaluated as candidates in our metabolic and CNS disorder disease gene discovery programs, and we file further patent applications covering any additional functional or medically relevant information that is discovered in relation to these genes. We also have filed patent applications relating to the complete genome sequences of two related infectious microorganisms, Chlamydia trachomatis and pneumoniae, the latter of which has been identified as being potentially associated with the occurrence of cardiovascular diseases, especially atherosclerosis. The patent applications relating to both organisms claim therapeutic, diagnostic and vaccine applications; the applications in vaccine development were exclusively licensed to Wyeth-Lederle Vaccines.

o Technology platform

    We also seek patent protection for the proprietary technologies that support our research programs in selected cases where trade secret methods do not offer optimal protection. For example, we have a granted European patent relating to the solid phase amplification of nucleic acids, a technique that is particularly useful for replicating small regions of a DNA sample so that it can be accurately analyzed in a genotyping or diagnostic assay. We also have a granted U.S. patent relating to vectors and cloning strategies that enable the systematic and efficient sequencing of extremely large regions of DNA, including entire genomes. We have filed several additional patent applications covering our key functional genomic technologies, including high-throughput cloning, sequencing, mapping, genotyping and gene localization techniques, and computerized statistical methods to analyze complex sets of genotyping data from multiple sets of single nucleotide polymorphisms.

o Oligonucleotides business

    In the field of synthetic DNA production and the uses of oligonucleotides, including circular oligonucleotides, ribozymes and antisense therapies, we have filed patent applications covering, for example, our synthesizer and reactor designs and related processes for the preparation of oligonucleotides, as well as certain therapeutic uses of oligonucleotides. We have also developed and continue to develop proprietary processing software, synthesizer designs and improvements, and purification and quality control techniques, some of which we have chosen to protect as trade secrets.

Government regulation

    Regulation by governmental authorities in France, the European Union, the United States and other countries has a major impact our business. Government regulations are particularly relevant to the following aspect of our activities:

   o The development and commercialization by us and our strategic partners of pharmaceutical products based on our research;

   o The collection and use of the DNA samples necessary for our research;

   o The safety and quality procedures governing our research and manufacturing activities.

Pharmaceutical product development and commercialization

    See "Item 3. Key Information -- Risk factors -- The development and marketing of drugs and diagnostic products are subject to regulations that could delay or prevent their commercialization and thus our ability to generate revenues from products developed based on our discoveries."

    The development and marketing of drugs and diagnostic products is subject to strict regulatory controls on the development, clinical testing, manufacture, labeling, storage, supply, distribution and marketing of these products. Of particular importance is the requirement, in most countries, to obtain and maintain regulatory approval to market pharmaceutical products. The process of obtaining required regulatory approvals is expensive and lengthy, typically taking a number of years. The approval process for products developed from genomics research may take even longer because they involve new technologies. Furthermore, each regulatory authority may impose its own requirements and may refuse to grant, or may require additional data before granting, an approval even though another authority has approved the relevant product. France and other European countries and the United States have very high standards of technical appraisal and consequently, in most cases, a lengthy approval process for pharmaceutical products. The trend in recent years has been towards greater regulation and higher standards.

    Genset does not have the expertise or resources to develop and commercialize pharmaceutical products on its own, and we have not in the past undertaken to develop any products. Consequently, we rely on our partners to whom we license drug targets and candidates to conduct the many years of development, including extensive clinical studies, and other regulatory approval procedures, necessary to commercialize any products based on our research. As part of our new strategy, however, we expect to bring our own potential products, such as Famoxin, forward to the point where we can enter into partnerships of a much greater value than our deals of the past. We expect this will involve conducting ourselves Phase I clinical trials on our most promising candidates. Ultimately, our success will depend on our ability and that of our partners to successfully complete the development and regulatory process for products resulting from our research. See "Item 3. Key Information -- Risk factors -- We currently have only one drug candidate, Famoxin, whose pre-clinical and clinical testing stages, like all innovative products, are subject to many risks."

    The activities required before a new drug can be marketed in Europe or the United States begin with preclinical testing. Preclinical tests include laboratory evaluation of product chemistry, pharmacology, pharmacokinetics and toxicology. Animal studies are used to assess the potential safety and efficacy of the product. Toxicology studies are regulated by the health authorities under the current Good Laboratory Practice, or GLP, regulations. Once preclinical tests are completed, all the results of these tests are summarized in an investigator brochure in Europe or an investigational new drug application (IND) in the United States, and submitted to the competent regulatory authorities, which decide whether human clinical trials may begin or may request additional information, clarification or additional time to review the application.

    Human clinical trials are typically conducted in three sequential phases, but the phases may overlap. Phase I clinical trials consist of testing the product in a small number of patients or normal volunteers, primarily for safety, in one or more dosages, as well as characterization of a drug's pharmacokinetic and/or pharmacodynamic profile. In Phase II clinical trials, in addition to safety, the efficacy of the product is evaluated in a patient population. Phase III clinical trials typically involve additional testing for safety and clinical efficacy in an expanded population at multiple geographically dispersed sites. A clinical plan, or "protocol," is submitted to the regulatory and ethical authorities prior to commencement of each clinical trial. They may order the temporary or permanent discontinuation of a clinical trial at any time for a variety of reasons, particularly if safety concerns exist. All three clinical phases generally take three to six years in the aggregate, or longer, to complete.

    The competent regulatory authorities receive reports on each phase of testing, and may require the modification, suspension, or termination of trials if an unwarranted risk is presented to patients. The investigational new drug application process can thus result in substantial delay and expense. Because biological drugs such as therapeutic proteins are a new category of therapeutics, there can be no assurance as to the length of the trial period or the number of patients the regulatory authorities will require to be enrolled in the trials.

    Upon completion of clinical trials, a company seeking approval to market a new drug must file a new drug application with the regulatory authorities. In addition to reports of the preclinical and clinical trials, this document must include information pertaining to the preparation of the drug, analytical methods, drug product formulation, detail on the manufacture of finished products and proposed product packaging and labeling. The manufacturing facility must also pass a current Good Manufacturing Practices (cGMP) inspection before the marketing application can be approved.

    In the United States a company seeking approval to market a biological drug is required to prepare and submit additional information for inclusion in a single biologics license application, or BLA, which is similar in content to the NDA. To approve a BLA, the FDA must determine that the product is effective and that the manufacturing facility and product meet applicable requirements to ensure the safety, purity, and potency of the product.

    After the application is filed, the substantive review starts. The application review process generally takes one to two years to complete, although reviews of biological drugs that meet a medical need for serious or life-threatening diseases may be accelerated or prioritized for a six month review.

    In addition, extensive regulation of pharmaceutical products continues after approval, particularly with respect to compliance with cGMPs, the reporting of adverse effects, and advertising and marketing activities. The discovery of previously unknown problems or the failure to comply with applicable regulatory requirements may result in restrictions on the marketing of a product or withdrawal of the product from the market as well as possible civil or criminal sanctions.

    Even if pharmaceutical products are approved for marketing, their commercial success depends in large part on the degree to which they are reimbursed by governments, private health care coverage insurers and other organizations. Governments and other third-party payors continually attempt to contain or reduce health care costs by limiting both coverage and the level of reimbursement for new drugs. If adequate coverage and reimbursement levels are not provided by government and third-party payors for products resulting from genomic discoveries, the market acceptance of these products would be adversely affected, thereby limiting our ability to generate royalties from these sales.

DNA collections

    We obtain the DNA samples we need for our research programs from clinical research programs conducted by research organizations and clinicians with whom we have a collaboration agreement relating to a specific disease. Clinical research programs are subject to the regulations of the country where they are performed. These regulations generally require, among other things, that an ethical and scientific committee approves the research protocol pursuant to which the samples will be collected, that each donor consent to the use that is to be made of the sample and that the samples and related clinical data be communicated in an anonymous fashion to protect the identity of their donor. Our ability to obtain DNA samples and related clinical data depends on the ability of our collaborators and strategic partners to comply with these regulations and obtain and maintain required authorizations.

    In addition, we are directly subject to certain regulations, both as the promoter or sponsor of several clinical research programs in France and in respect of our genomic research programs themselves. For example, a 1996 French law governing genetic research requires us to declare any research we perform using DNA samples and authorizes the administration to suspend any research which does not respect criteria concerning the appropriate use and safety of the samples and the confidentiality of resulting data. The government has not yet promulgated a decree specifying the applicable criteria and the declaration procedure. The increasing public scrutiny of genomic and other biotechnology research is leading to additional regulation of both the collection and the use of DNA samples. New regulation could harm our research efforts by limiting either our ability or the ability of our collaborators or strategic partners to obtain appropriate DNA samples and related clinical data or the use which we can make of them.

    See "Item 3. Key Information -- Risk factors -- We may not be able to obtain DNA samples required for our genomic research programs; -- We could incur liabilities relating to hazardous materials that we use."

Suppliers

    We use large quantities of chemical raw materials or reagents in all our research activities, and notably for the production of synthetic DNA. Some of these reagents are only available from a limited number of suppliers. We have contracts with these suppliers for the provision of certain quantities of reagents at fixed price for one-year periods. We occasionally order other reagents. We continually seek alternative sources of reagents, in particular through internal production, and we also test potential new reagents. We cannot be certain that these reagents will remain available in commercial quantities at costs that are not economically prohibitive. Should we be unable to obtain an adequate supply of reagents at commercially reasonable rates, our ability to continue to conduct our genomic research programs using our current technology platform, or to produce oligonucleotides at a competitive cost, could be adversely affected.

Organizational structure

    The table below presents a list of our subsidiaries, including name, country of incorporation or residence, proportion of our direct and indirect ownership interest and voting interest, if different, at March 31, 2001.

                                                                                      50%
                                                                                    Surgen
                                               Genset SA                          (Ireland)
-----------------------------------------------------------------------------------------------
     75%                 100%                    52.6%             100%              100%
Genset Pacific   Genset Biotechnology      Genset Singapore      Genset KK        Genset Corp
   Pty Ltd             Ltd (UK)         Biotechnology Pte Ltd     (Japan)       (United States)
 (Australia)                                 (Singapore)
                                                                                     100%
                                                                                Genset Oligos
                                                                                     Corp


Property, plants and equipment

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

    In addition, we lease 1,839 square meters (approximately 19,800 square feet) of laboratory, production and office space in a complex located at 1, rue Robert & Sonia Delaunay, 75011 Paris. This location is occupied entirely by our Genset Oligos division. The term of the lease for this location, which was initially for nine years from January 31, 1991, has been renewed for a further nine years through January 31, 2009.

    Our Genomics Research Center is housed in a modern complex located in Evry, outside of Paris. The Genomics Research Center houses almost of our genomics research activities, including notably our Medical Affairs, Genetics, Biostatistics and Functional Genomics departments and the majority of our Informatics department, as well as industrial office space and engineering support. It currently occupies approximately 8,500 square meters (approximately 91,500 square feet), out of the total surface area of approximately 12,000 square meters (129,000 square feet) covered by the lease, which expires on March 31, 2005.

    Our U.S. subsidiary leases two facilities in California. The larger facility, located in San Diego, consists of 27,048 square feet and is occupied by our functional genomics/metabolic disorders research and development group and all administrative support. We moved into this modern, single-tenant building in February 2001, to provide for the growth of our research group and to locate our research and administrative staff on one site. The lease for this facility expires on February 28, 2011. Our synthetic DNA production facility is located in La Jolla. This facility consists of 11,651 square feet; however, our group occupies only 6,760 square feet of the premises, while a subtenant occupies part of the remaining space. The lease on this facility expires on January 31, 2003.

              Item 5. Operating and Financial Review and Prospects

    This Annual Report contains certain forward-looking statements that involve risks and uncertainties relating to our future financial and technological performance. See "Cautionary Statement Regarding Forward-Looking Statements."

Overview

    We are a genomics company focused on generating a pipeline of drug targets and candidates in the areas of CNS and metabolic disorders. We have successfully used our integrated technology platform and association studies approach to identify and characterize drug targets and drug response markers in the fields of CNS, metabolic and other diseases. Building upon the expertise accumulated in various alliances with pharmaceutical partners and our portfolio of genomic patents, we now intend to pursue and validate novel drug targets and candidates for our own account, starting with a lead protein candidate in our obesity program.

    Beginning in 2000, we adopted a new business model to take further advantage of our capabilities and capture a greater portion of the value derived from our discoveries. In order to do so, we will no longer enter into limited gene discovery collaborations for the benefit of others and will complete or restructure all existing alliances. We expect to bring our own potential products, such as Famoxin, forward to the point where we can enter into partnerships of a much greater value than the deals of the past. This change in strategy has and will continue to have a major impact on the size and timing of research and development, or R&D revenues. These revenues have dropped dramatically as the new strategy has been implemented. Future R&D revenues will be tied to the licensing of product rights. There can be no assurance that we will be successful in entering into these new types of revenue generating agreements.

    Our principal source of revenue in 2000 was our research and collaboration agreements with strategic partners, which are pharmaceutical or biotechnology companies. During 2000, we received research revenues, including both regular fixed research funding payments and milestone payments based on the completion of defined research objectives, under six agreements with strategic partners. These included two agreements in the area of gene discovery, two in the area of pharmacogenomics, and two in the areas of plant genomics and therapeutic protein libraries. Under these agreements, we may also receive:

   o license fees, when and if our partners exercise options to license our results,

   o clinical milestone payments paid when and if our partners achieve defined clinical development objectives, and

   o royalties on sales of drugs that are developed or modified based on our research results.

    In addition, our synthetic DNA division, Genset Oligos, is one of the world's largest manufacturers of oligonucleotides, a key raw material in genomic research. Genset Oligos also provides us with a reliable and low cost supply of high quality oligonucleotides for our own research.

    Due to our change in business plan, our results of operations for 2001 and future periods will not be comparable to the results of operations for historical periods.

    We have incurred losses since our inception and we anticipate that we will incur losses for the next years.

    For information regarding the impact of foreign currency fluctuations on the Company, see "Item 11. Quantitative and Qualitative Disclosures about Market Risk -- Currency exchange rate sensitivity."

Recent developments

    In February 2001, we announced the launch of the operational phase of our new strategy, including a social plan which resulted in the elimination of approximately 80 jobs in our Genomics Research Center outside Paris. At the same time, our new activities require the strengthening of certain qualifications, which will result in the creation of approximately 30 new jobs. Also in the first quarter of 2001, we renegotiated our gene discovery agreement with Abbott to make it more consistent with our new strategy. Under the new agreement, we were released from performing any further research for Abbott, recovered the intellectual property generated in our bipolar program, agreed to make a one-time payment to Abbott and to license to Abbott at a future date a protein in the area of CNS for target screening. In addition, we undertook to evaluate a potential sale of the oligonucleotides division.

    On April 24, 2001, we announced our financial results for the first quarter of 2001.

    We reported a consolidated net loss excluding non-recurring items for the quarter ended March 31, 2001 of 10.0 million euros, or 1.23 euros per share ($0.36 per American Depositary Share), as compared to a net loss of 7.7 million euros, or 1.02 euros per share ($0.30 per American Depositary Share), for the quarter ended March 31, 2000. Our net loss including non-recurring items for the quarter ended March 31, 2001 was 17.6 million euros, or 2.17 euros per share ($0.64 per American Depositary Share).

    Total revenues for the quarter decreased from 8.2 million euros for the quarter ended March 31, 2000 to 5.2 million euros for the quarter ended March 31, 2001. The change in total revenues for the first quarter of 2001 reflects our shift in strategy away from entering into limited gene target discovery deals on behalf of pharmaceutical companies to a focus on discovering and developing drug targets and products for our own account. As a result, R&D revenues decreased from 5.6 million euros to 0.8 million euros, accounting for 16% of total revenues, while oligonucleotide sales increased 62.6% from 2.7 million euros to 4.3 million euros, reaching its highest level ever.

    Cash decreased during the quarter by 10.0 million euros. As of March 31, 2001, we had cash, cash equivalents and short-term investments of 57.8 million euros, compared to 67.8 million euros as of December 31, 2000 and to 39.2 million euros as of March 31, 2000.

    Our first quarter results include certain non-recurring items related to our transitory steps. First, we recorded approximately 1.4 million euros in employee costs related to the recently completed social plan as well as fees of 0.6 million euros to effect the plan. A non-cash charge of 3.5 million euros was recorded to write-off certain equipment, primarily for sequencing, no longer required due to the restructuring. Secondly, we recorded 1.7 million euros due to Abbott to regain the intellectual property generated in the bipolar program and release us from further research efforts. This was strategically important for us since bipolar disorders are a key target in our internal development plans. Lastly, 0.4 million euros was paid to explore the potential sale of our oligonucleotide division which is ongoing. We will make a decision in the near future as to whether it is in our best interest to sell the division.

    R&D expenses for the quarter were 8.5 million euros, compared to 12.0 million euros for the same quarter in 2000. This decrease in R&D expenses is the result of our previously announced efforts to control overall spending. For the quarter, general & administrative expenses increased 6% to 3.4 million euros from 3.2 million euros in the first quarter 2000. Fourth quarter 2000 general and administrative expenses totalled 4.0 million euros.

    In the area of non-operating expenses, we reported a net foreign exchange gain for the quarter of 0.6 million euros, as compared to a foreign exchange loss in the first quarter of 2000 of 0.1 million euros. Net interest expense for the quarter was 0.5 million euros, compared to a net result equal to zero during the first quarter of 2000. The decrease primarily results from the convertible bond issuance in June 2000.

    We did not record any income tax benefit for the quarter as a consequence of our efforts to decrease our R&D expenses during the quarter. We recorded an income tax benefit of 1.2 million euros for the first quarter of 2000.

    We anticipate that we will continue to incur losses for the foreseeable future; the amount and duration of such losses will depend largely on the level of our continued investment in research and development activities and the timing of future licensing deals on the results of these activities.

Results of operations

Years ended December 31, 2000 and 1999

    We reported total revenues of 29.8 million euros for 2000, an increase of 8% compared to total revenues of 27.7 million euros for 1999. Research and development revenues comprised 17.3 million euros, or 58% of total revenues, while oligonucleotide sales accounted for 12.5 million euros. The slight increase in revenues was principally due to a 51% increase in DNA sales which compensated for a decrease in research and development revenues.

    Our total operating expenses increased 14% to 66.0 million euros for 2000, from 57.9 million euros for 1999. Research and development expenses remained stable in 2000, and amounted to 42,3 million euros for 2000, compared to 42.4 million euros for 1999. We expect R&D expenses to remain fairly consistent in 2001.

    Costs of goods sold amounted to 7.6 million euros for 2000, compared to
3.5 million euros for 1999. Selling and marketing expenses for 2000 amounted to 2.5 million euros, compared to 1.5 million euros for 1999. Both items relate exclusively to sales of oligonucleotides and the increase in 2000 reflects the increase in sales.

    General and administrative expenses increased 30% to 13.7 million euros in 2000 from 10.6 million euros in 1999, primarily as a result of changes in personnel, costs associated with the exercise of employee stock options and an increase in patent activities including numerous new patent filings and extensions. We expect general and administrative expenses to remain fairly consistent in 2001.

    The amortization of total deferred compensation over the next three years with respect to stock options outstanding as of December 31, 2000 will amount to approximately 1.1 million euros.

    In the area of non-operating results, we reported a net foreign exchange loss of 0.3 million euros in 2000.

    We recorded an income tax benefit (research tax credit) of 2.4 million euros for 2000 compared to euros 4.9 million for 1999 as the R&D expenses did not increase in the year 2000 compared to the year 1999. As of December 31, 2000, we had a research-related income tax credit receivable of 13.2 million euros, of which 2.9 million euros is recoverable in 2001, 2.7 million euros is recoverable in 2002, 5.0 million euros is recoverable in 2003, and 2.6 million euros is recoverable in 2004.

    As of December 31, 2000, our accumulated deficit was 87.2 million euros compared to 52.8 million euros as of December 31, 1999.

Net sales and operating income by principal business activity

o Research and development

    We reported total revenues of 17.3 million euros for 2000, a decrease of 10.8% compared to revenues of 19.4 million euros for 1999. The slight decline in research and development revenues reflects the change in our strategy, to a focus on developing products for our own benefit.

    Direct costs were stable at 41.9 million euros for 2000, from 41.8 million euros for 1999. We reported a net loss for 2000 of 24.6 million euros, compared to a net loss of 22.3 million euros for 1999.

o Oligonucleotide sales

    We reported total revenues of 15.3 million euros for 2000 including 12.5 million euros for commercial sales and 2.8 million euros for internal sales produced for our R&D departments. These revenues showed an increase of 32% compared to revenues of 11.6 million euros for 1999, including 8.3 million euros for commercial sales and 3.3 million euros for internal sales produced for our R&D departments. The 51% increase in DNA sales to third parties was primarily due to increased sales in Asia, particularly in Singapore and Japan, and to the establishment of our new subsidiary in Australia. The 52% increase in direct costs, from 9.9 million euros for 1999 to 15 million euros for 2000, was due to an increase in personnel headcount, to the progression of the quantities produced and to investments in new subsidiaries. As a result, our oligonucleotide sales activity reported operating income for 2000 of 0.3 million euros, compared to 1.8 million euros for 1999, a decrease of 83%.

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

    Our total operating expenses increased 25% to 57.9 million euros for 1999, from 46.3 million euros for 1998. This increase was due to the increase in research and development expenses resulting from the continued expansion of our technology platform. Specifically, research and development expenses for the year were 42.4 million euros, an increase of 26% as compared to 33.7 million euros in 1998. This increase was due to the addition of new personnel and the establishment of physiological genomics and epidemiology and biostatistics departments in San Diego.

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

Net sales and operating income by principal business activity

o Research and development

    We reported total revenues of 19.4 million euros for 1999, a decrease of 8.9% compared to revenues of 21.3 million euros for 1998. The slight decline in research and development revenues reflects (a) the payment in 1998 of a one-time up-front license fee under our agreement with Wyeth-Ayerst Laboratories, and (2) a decrease in research fee payments under our existing collaboration agreements during the second half of 1999, as we had fewer agreements under which we were receiving research funding payments during this period. Direct costs increased 31% to 41.8 million euros for 1999, from 31.9 million euros for 1998. This increase was due to the addition of new personnel and the establishment of physiological genomics and epidemiology and biostatistics departments in San Diego. We reported a net loss for 1999 of
22.3 million euros, compared to a net loss of 10.6 million euros for 1998.

o Oligonucleotide sales

    We reported total revenues of 11.6 million euros for 1999, including 8.3 million euros for commercial sales and 3.3 million euros for internal sales produced for our R&D departments, showing an increase of 38% compared to revenues of 8.5 million euros for 1998, including 5.6 million euros for commercial sales and 2.9 million euros for internal sales produced for our R&D departments. The 48% increase in DNA sales to third parties was primarily due to increased sales in Asia, particularly in Singapore and Japan, following the establishment of our new subsidiaries in these markets. The 27% increase in direct costs, from 7.8 million euros for 1998 to 9.9 million euros for 1999, was due to a 28% increase in personnel headcount, and to the progression of the quantities produced. As a result, our oligonucleotide sales activity reported operating income for 1999 of 1.8 million euros, compared to 0.7 million euros for 1998, an increase of 156%.

Liquidity and capital resources

    Since the date of our creation until December 31, 2000, the most important sources of cash for Genset were: (1) the proceeds of our June 1996 initial public offering (78.6 million euros), (2) our June 2000 convertible bond offering (55.6 million euros) described below, and (3) the issuance of shares to Abbott (9.1 million euros in 1997 and 10.3 million euros in 2000). We received a total of 54.7 million euros from other financing sources, including the private placement of equity securities, the exercise of stock-options by our employees, bank loans, conditional interest-free loans received from ANVAR, a French government agency and French government grants. As of December 31, 2000, our long term debt (including current portion) amounted to 62.2 million euros compared with 7.2 million euros as of December 31, 1999 and 10.4 million euros as of December

31, 1998. As of December 31, 2000, cash and cash equivalents and short-term investments (less than three months) totaled 67.8 million euros.

    For the year ended December 31, 2000, our principal uses of cash were funding of research and development expenses, and the renewal of our laboratory equipment in Genset's Genomics Research Center in Evry and our subsidiary in San Diego, California.

    For the previous two years, our principal uses of cash were funding of research and development expenses, purchases of additional equipment for sequencing, genotyping, and bioinformatics, and expansion of our research centers in Evry and, starting in 1999, in San Diego, California.

    Our future capital requirements, the timing and amount of expenditures and the adequacy of available funds will depend upon many factors, including:

   o the magnitude and progress of our research and development programs,

   o our ability to license the results of our research,

   o the progress of the development and commercialization of potential drugs resulting from our programs,

   o competing technological and market developments

   o any mergers or acquisitions,

   o the process of preparing, filing, maintaining and enforcing patent claims and other intellectual property rights indent and related costs, and

   o the potential sale of the Oligonucleotide Division.

    In June of 2000, we issued convertible bonds exchangeable into new or existing Genset shares, raising aggregate net proceeds of approximately 56 million euros. The bonds were issued at par, with a principal value of 94 euros per bond. The bond issuance was structured as a zero-coupon convertible bond, with no interest payments payable during the 3.5-year term of the bond. The bond accrues interest at a rate of 4.5% annually. Assuming no early conversion or redemption, the bonds will be redeemed at their maturity date, January 1, 2004, at a price per bond of 109.72 euros or 116.72% of their principal value, or 64.4 million euros in the aggregate. Bondholders can convert their bonds into Genset shares at any time at a conversion rate of one share per bond. Alternatively, if our share price reaches certain predefined levels, we can force early redemption or conversion of the bonds into shares.

    Based upon our current plans, we believe that our existing resources and loans will be adequate to satisfy our capital requirements through June 2002. Any one or more of the factors listed above could significantly affect our expected research revenues, costs or other operating expenses and result in our requiring additional funding before that date. We may seek funding through additional public or private equity offerings or debt financings. This additional financing may not be available when needed, or, if available, may not be available of favorable terms.

The Euro

    We completed the conversion of our accounts and accounting systems into euros in January 1999. We published our 1998 accounts in both French francs and euros, and have, beginning with the first quarter of 1999, been maintaining and publishing our accounts in euros only.

Inflation

    Our revenues in recent years have not been substantially affected by inflation.

               Item 6. Directors, Senior Management and Employees

    In accordance with French law governing a societe anonyme, the Company's affairs are managed by its Board of Directors and by its Chairman of the Board and Chief Executive Officer, who has full authority to manage the affairs of the Company, subject to the prior authorization of the Board of Directors for certain decisions. French company law No 2001-420 dated May 15, 2001, published on May 16, 2001 ("the Law of May 15, 2001"), gives to the Board of Directors the right to elect one person to assume the position of Chairman and Chief Executive Officer or to split the function between two different persons. Our statuts currently do not provide for such a choice. As provided for in the Law of May 15, 2001, we will hold an extraordinary shareholders' meeting within 18 months of the publication of the Law of May 15, 2001, to amend our statuts to comply with the new law.

Board of Directors

    Under French law, the Board of Directors is responsible, among other things, for presenting accounts to the shareholders and convening shareholders' meetings. In addition, the Board of Directors reviews and monitors the Company's economic, financial and technological strategies. Our statuts currently provide that the Board of Directors consists of between three and 24 members elected by the Company's shareholders at their general meetings. Under the Law of May 15, 2001, the Board of Directors must be composed of no more than 18 members. French companies have three years from the date of publication of the Law of May 15, 2001 to comply with this requirement. Each director must own at least one share of Genset. Under French law a director may be an individual or a corporation.

    Meetings of the Board of Directors, which are held as often as our interests require, are normally convened and presided over by the Chairman and the Executive Officer, who is elected by the Board of Directors. According to French company law, if the Board of Directors has not met for more than two months, at least one-third of the members of the Board of Directors may request that the Chairman convene the Board of Directors regarding matters listed on the agenda for the meeting. A quorum consists of one-half of the members of the Board of Directors, and decisions are taken by a vote of the majority of the members present or represented by other members of the Board of Directors. A director may give a proxy to another director, but a director cannot represent more than one other member at any particular meeting. Members of the Board of Directors represented by another member at meetings do not count for purposes of determining whether a quorum exists. A resolution was adopted at the Company's annual shareholders meeting held on June 27, 2001, to amend the statuts to provide for the possibility for any director to attend, participate and vote at any meeting by videoconference, subject to applicable regulations.

    Directors are required to comply with applicable law and Genset's statuts (or charter and by-laws). Under French law, the Chairman of the Board and Chief Executive Officer may be responsible individually for actions taken by such person that are contrary to the Company's interests, and the directors may be responsible for such actions both individually and jointly.

    The French Commercial Code (Code de Commerce) strictly forbids loans by the Company to a director. Nor may any company provide overdrafts for directors or guarantee any director's obligations. This prohibition also applies to specified executive officers (directeurs generaux), permanent representatives of companies on the Board of Directors, spouses or heirs of such persons, and other intermediaries.

    The French Commercial Code requires directors who are considering, either directly or indirectly, personally or through an intermediary, entering into an agreement with the Company to inform the Company's Board of Directors as well as its auditors before the transaction is consummated. French law also requires such an agreement to be authorized by the Board of Directors and the director in question may not vote on the issue. French law further requires such an agreement to be submitted to an ordinary general meeting for approval once entered into, upon presentation of a special report from the Company's auditors. Any agreement entered into in violation of these requirements may be voided by the Commercial Court at the request of the Company or of any shareholder, if such agreement has caused damages to the Company.

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

                                                                                                       Initially           Term
Name                                  Age       Current Positions                                     Appointed(1)        Expires
-----------------------------------------------------------------------------------------------------------------------------------
Andre G. Pernet                        55       Chairman of the Board and                                 2000             2006
                                                Chief Executive Officer
                                                (President Directeur General)

Daniel Cohen                           50       Director, Chief Scientific Officer and                    1996             2002
                                                Directeur General

Pascal Brandys                         42       Director                                                  1989             2004

Laurent Degos                          55       Director and President of the Scientific                  1989             2004
                                                Advisory Board

GIMD (represented by
Benoit Habert(2))                      35       Director                                                  1994             2006

Martyn Greenacre(2) (3)                59       Director and President of the Compensation                1993             2005
                                                Committee

Edmund Olivier de Vezin(3)             63       Director                                                  1994             2002

Dominique Vernay                       53       Director                                                  2001             2007

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

    Pascal Brandys is the President of Biobank, a global investment company in early stage life sciences. Mr. Brandys was the Chairman of the Board of Directors and Chief Executive Officer of Genset from 1989 when he co-founded the Company to July 2000. Mr. Brandys was also the first President of France Biotech, the professional association of French biotechnology companies. Mr. Brandys is a Director of Ceres Inc., a private plant genomics company; Ilog S.A., a public optimization software company; the French National Scientific Research Center or Centre National de la Recherche Scientifque and several private biotechnology companies. Prior to founding Genset, from 1988 to 1989, Mr. Brandys was a Partner at Eurocontinental Ventures in London. At Eurocontinental Ventures, Mr. Brandys managed technology and biotechnology investments in Europe. In 1986, he founded and became Chief Executive Officer of Unihon, a venture capital fund acquired in 1989 by Credit Agricole.
Mr. Brandys is a graduate of the Ecole Polytechnique, has an MS in Civil Engineering from the Ecole Nationale des Ponts et Chaussees and an MS in Economic Systems from Stanford University.

    Laurent Degos, M.D., Ph.D., co-founder of the Company and the President of its Scientific Advisory Board, is a Professor of Hematology at the University of Paris VII-Denis Diderot. He is also Director of the University's Institute of Hematology and Head of the Hematology Department (adult leukemia) at Hopital Saint-Louis in Paris. Former Director of INSERM 93 Unit (immunogenetics of transplantation), and past president of the National Council of French Universities Committee of Hematology, Professor Degos is president of the Scientific Council of the Institute of Health Policy and the Paris Hospitals Scientific Board. Corresponding member of French Academy of Sciences, Laurent Degos is chief editor of The Hematology Journal and the author of over 200 publications, including numerous books. The recipient of a number of international honors and awards (including from the General Motors Cancer Foundation in 1994), Laurent Degos has a Ph.D. in Human Biology from the University of Paris.

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

    Dominique Vernay was elected to the Board of Directors by the June 27, 2001 general assembly of shareholders. Mr. Vernay spent his entire career from 1973 to date at Thomson-CSF (now Thales). In 1977, he led a project on new telecommunications systems for the air force and navy and from 1981 to 1989 was first Head of the Department then Technical Director of the Telecommunication Division, developing military communications. From 1991 to 1995, he was the Director of the Simulation Department and in 1996 was appointed Managing Director of Thomson Training & Simulation, based in the United Kingdom. Since September 1996, he has been the Technical Director of Thales. Mr. Vernay is an engineering graduate of the Ecole superieure d'electricite.

Executive officers

    The Board of Directors has the power to appoint and remove, at any time, the Chairman of the Board and/or the Chief Executive Officer. The Law of May 15, 2001 gives to the Board of Directors the right to elect one person to assume the position of Chairman and Chief Executive Officer or to split the function between two different persons. Our statuts currently do not provide for such a choice. As provided for in the Law of May 15, 2001, we will hold an extraordinary shareholders' meeting within 18 months of the publication of the Law of May 15, 2001, to amend our statuts to comply with the new law. Pursuant to Genset's statuts, the Chairman of the Board and Chief Executive Officer has broad powers to act on behalf of the Company and to represent the Company in dealings with third parties, subject only to those powers expressly reserved to the Board of Directors or the shareholders. The Chairman of the Board and Chief Executive Officer determines and is responsible for matters such as the implementation of the goals, strategies and budget for the Company's different business activities.

    Pursuant to French law and Genset's statuts, the Board of Directors can appoint up to five Directeurs Generaux (renamed Directeurs Generaux Delegues pursuant to the Law of May 15, 2001) proposed by the Chairman and Chief Executive Officer, whose powers and responsibilities are determined by the Board, together with the Chief Executive Officer. Each such Directeur General Delegue generally has broad powers to represent and bind the Company in dealing with third parties. Pursuant to the Law of May 15, 2001 and when it will be implemented by the Company, if the function of Chairman and Chief Executive Officer is split between two different persons, the right to propose to the Board the appointment of one or several Directeurs Generaux Delegues will belong to the Chief Executive Officer.

     See "Item 3. Key Information -- Risk factors -- We are highly dependent on the principal members of our management and scientific staff, and -- We are highly dependent on key employees. If we lose or are unable to attract and retain qualified personnel, our operations will be seriously disrupted."

    While most of our personnel have signed employment contracts, which contain non-compete and confidentiality clauses, we cannot be certain that these provisions will provide meaningful protection for the Company's know-how or technology or adequate remedies in case of breach. In addition, our Chairman and Chief Executive Officer and our Directeur General Delegue have not signed employment contracts or non-compete or confidentiality agreements and none of our employees in the United States have signed non-compete agreements. We do not have key-man life insurance coverage during 2000 for our Chairman of the Board and Chief Executive Officer and our Directeur General Delegue.

    The following table sets forth the names of the executive officers and senior management of the Company, their current positions with the Company and the first dates as of which they served as executive officers or senior management of the Company.

Executive Officers

Name                                     Age             Current Position(s)                                                  Since
-----------------------------------------------------------------------------------------------------------------------------------
                                                         Chairman of the Board of Directors and Chief
Andre Pernet                             55              Executive Officer (President Directeur General)                       2000
                                                         Director, Chief Scientific Officer and Directeur General
Daniel Cohen                             50              Delegue                                                               1996
Robert Abarbanel                         50              Chief Information Officer and Chief Technical Officer                 2001
Jonathan Burnham                         34              General Counsel                                                       1998
Ilya Chumakov                            51              Vice President, Mapping                                               1996
Jean Elias                               45              Vice President, Human Resources                                       2000
Bruno Poddevin                           36              Vice President, Oligonucleotides Division                             1992
John Varian                              42              Vice President, Chief Financial Officer                               2000
Jeffery Vick                             39              Vice President, Business Worldwide Development & Licensing            2001

    Andre Pernet, Ph.D. See " -- Board of Directors."

    Daniel Cohen, M.D., Ph.D. See " -- Board of Directors."

    Robert Abarbanel, M.D., Ph.D, Chief Information Officer and Chief Technology Officer, joined the Company in June 2001. Prior to joining the Company, Dr. Abarbanel was a Senior Manager in Mathematics and Computer Technology, Phantom Works, The Boeing Company, in Seattle, Washington. He obtained his undergraduate degree in physics and biology from the California Institute of Technology (1971), and his M.D. from the University of Michigan
(1977). He practiced Pediatrics in San Francisco while finishing his doctoral degree in Medical Information Science at the University of California, San Francisco. Bob worked for 7 years at IntelliGenetics and IntelliCorp, 2 years at Apple Computer, and 12 years at The Boeing Company. At Boeing, Bob was responsible for Boeing's major achievements in digital mockup.

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

    Jean Elias, Vice President Human Resources, holds a master degree in social sciences of employment, and is a specialist in human resources management. Prior to joining Genset in 2000 and since 1973, Jean worked with Rhone Poulenc, now Aventis. From 1992 to 1997, he was Human Resources Manager with Rhone Poulenc Rorer SA, then held the same position from 1997 to 1999 with Rhone Poulenc International. Thereafter Jean became Human Resources Manager of the new Aventis Pharma International Group (11 000 employees, $1.5 billion turnover), while remaining actively involved in defining the strategy of Rhone Poulenc International as member of the Management Committee.

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

    Jeffery S. Vick, joined the Company in January 2001 as Vice President Worldwide Business Development and Licensing. Prior to joining the company he was Vice President of Corporate Development at Cytovia, Inc. where he negotiated significant collaborations with BioChem Pharma, AXYS
Pharmaceuticals, and Aurora Biosciences. He moved into that position in July of 1998 from

Sanderling Venture Capital, where he was Director of New Venture Management. From 1992 through 1996, Mr. Vick was Director of Business Development at DepoTech Corporation with responsibility for Business Development, Intellectual Property, and Market Research. Previously he worked with Advanced Cardiovascular Systems (now known as Guidant) and performed biomedical research at the University of California, San Diego Cancer Center. He holds an MBA from Stanford, an MS Chemistry degree from UC San Diego and a BS Chemistry from University of Virginia.

Compensation of directors and officers

    The aggregate amount of compensation paid by the Company to all of its directors as a group (seven persons in 2000, including four independent directors who receive limited compensation for services as directors, and reimbursement of expenses incidental to their attendance at Board of Directors meetings) for services in all capacities for 2000 was approximately 1.4 million euros. The aggregate amount of compensation paid by the Company to all of its executive officers (excluding directors) as a group (17 persons) for their services in 2000 was approximately 2.6 million euros.

    The Company does not have service contracts with its directors that provide benefits upon termination of employment, beyond their legal entitlement in accordance with applicable employment laws. The Company does not contribute to any pension, retirement or other plans for its executive officers or senior management.

Shares owned by directors and officers

    As of March 31, 2001, the total number of shares owned by directors of the Company as a group (seven persons) and by executive officers (excluding directors) of the Company as a group (nine persons) was 399,417 and 66,550 respectively, or approximately 4.9% and 0.8%, respectively, of Genset's outstanding shares. If such directors and executive officers exercised all their outstanding options and warrants to purchase shares described below (including options that have not yet vested), they would own as a group 12.1% of Genset's fully diluted share capital, of which 289,783 shares or 3.1% would be held by the two directors that are executive officers of the Company, 416,634 shares or 4.5% of the share capital would be held by the five other directors, and 417,250 shares or 4.5% of the share capital would be held by executive officers (excluding directors) as a group (nine persons).

Options to purchase securities from registrant or subsidiaries

Stock option plans

    Pursuant to resolutions adopted by the shareholders on October 25, 1994, March 19, 1996, April 15, 1996, May 22, 1997, May 19, 1999 and June 16, 2000,
the Board of Directors has granted options to purchase Ordinary Shares to certain officers and employees of the Company. The following table sets out certain information relating to the various option plans in effect, as of March 31, 2001:


                                                             Options     Options    Ordinary    Option Exercise
                                                  Options     Still       Out-       Shares        Price per          Expiration
Option Plan                                      Issuable    Issuable   Standing    Issuable     Share (euros)        Date(1)(2)
  -----------                                    --------    --------   --------    --------     -------------        ----------

March 19, 1996                                    700,000          0(3)    1,939     193,900(4)    25.29(5)          March 31, 2008

April 15, 1996                                    200,000          0(3)      579      57,900(4)    29.79(6)        January 31, 2008

May 22, 1997                                      400,000          0(3)  109,744     109,744       58.52(7)          March 31, 2008

May 19, 1999                                      500,000     14,825     447,450     462,275       73.32(8)       February 28, 2009

June 16, 2000                                     336,356     50,856     285,500     336,356       63.64(9)       February 28, 2010

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

(9) The exercise price of the options depends on the date at which they were issued. The price indicated is the weighted average exercise price of the options outstanding under the plan. The exercise prices of the outstanding options range from 46.60 to 82.38 euros.

    In addition, at their June 27, 2001 extraordinary general meeting, the shareholders adopted a new stock option plan, the 2001 Stock Option Plan, under which the Board of Directors may grant stock options to the officers and employees of the Company enabling their beneficiaries to subscribe for up to 300,000 new shares.

    As of March 31, 2001, an aggregate of 259,500 shares could be purchased pursuant to outstanding options held by the Directeurs Generaux of the Company as a group (two persons) and an aggregate of 350,700 shares could be purchased pursuant to outstanding options held by the other executive officers of the Company as a group (nine persons). Other than GIMD, an independent director, none of the Company's directors or executive officers own more than 1% of the Company's outstanding shares or have options that would, taking into account their current shareholding, entitle them to own more than 1% of the Company's outstanding shares.

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

Warrant plans

    Pursuant to resolutions adopted on July 27, 1992, October 25, 1994, March 28, 1995, March 19, 1996, May 22, 1997, May 19, 1998, August 19, 1998, May 19,
1999 and June 16, 2000, the shareholders have authorized the issuance of warrants to purchase shares to certain directors and consultants of the Company and certain other non-employees. The following table sets out certain information relating to the various warrant plans in effect, as of March 31, 2001:


                                                                         Warrants    Ordinary    Warrant Exercise
                                               Warrants      Warrants      Out-       Shares        Price per          Expiration
Warrant Plan                                  Authorized    Subscribed   Standing    Issuable     Share (euros)         Date(1)
  ------------                                ----------    ----------   --------    --------     -------------         -------

May 22, 1997                                     4,000         4,000       1,000         900          38.11            May 21, 2002

May 19, 1998                                    32,000        30,000      16,000      16,000          87.51            May 18, 2003

August 19, 1998                                  2,000         2,000       2,000       2,000          83.31         August 18, 2003

May 19, 1999                                     4,000         4,000       4,000       4,000          32.85            May 18, 2004

June 16, 2000                                   15,000         8,000       8,000       8,000          80.49           June 16, 2005

---------------

(1) The warrants under each plan may have various expiration dates. In each case, the latest expiration date of warrants issued under the plan is indicated.

    In addition, at their June 27, 2001 extraordinary general meeting, the shareholders granted new warrants to Genset's independent directors enabling them to subscribe for up to an aggregate of 10,000 new shares at a price of
12.90 euros per share. Following this meeting, and assuming all 10,000 warrants will be purchased by the independent directors, an aggregate of 40,900 shares could be purchased pursuant to outstanding warrants held by directors (other than executive officers) of the Company as a group (five persons), and no outstanding warrants were held by executive officers of the Company.

Committees of the Board of Directors

Scientific Advisory Board

    The Company has organized a Scientific Advisory Board ("SAB") composed of six individuals with expertise in the fields of molecular biology, genetics, obesity and diabetes and central nervous system diseases. The Company consults with individual members of the SAB periodically when advice is required in their particular area of expertise. In addition two specific committees of the SAB, one in the field of metabolic disorders and one in the field of central nervous system diseases, meet regularly with company scientists and management working specifically in each of these fields, to review ongoing programs and advise on strategy. The members of these two committees receive a yearly retainer fee and are reimbursed for expenses incidental to their attendance of these meetings. In addition, certain members of the SAB have been granted warrants. The members of the SAB are:

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

    Jerrold M. Olefsky, M.D., Professor of Medicine, University of California San Diego, School of Medicine, and Head of the Division of Endocrinology/ Metabolism. Dr. Olefsky is the Medical/Scientific Director of the Whittier/ UCSD Diabetes Institute and is the Director of the Special Diagnostic and Treatment Unit at the Veterans Administration Medical Center, La Jolla. He is a member of the Institute of Medicine and the recipient of a MERIT award from the National Institute of Health. Dr. Olefsky has authored 383 original articles, 76 chapters/invited articles in textbooks and is the Associate Editor of the Journal of Biological Chemistry.

    Joseph T. Coyle, M.D., Ph.D., Chairman of the Consolidated Department Of Psychiatry at Harvard Medical School since 1991. Dr. Coyle is a member of the Institute of Medicine of the National Academy of Sciences, a fellow of the American Psychiatric Association, a fellow of the American College of Psychiatry, served on the National Advisory Mental Health Council for the National Institute of Mental Health, and is a Past President of the Society for Neuroscience. Author of over 400 publications, his research contributions have been recognized by the reception of the John Jacob Abel Award from the American Society for Pharmacology and Experimental Therapeutics, The Gold Medal Award from the Society for Biological Psychiatry, the Foundation Fund Research Award from the American Psychiatric Association, and the McAlpin Award from the National Mental Health Association.

    Daniel R. Weinberger, M.D., Chief of the Clinical Brain Disorders Branch at the National Institute of Mental Health (NIMH) in Bethesda, Maryland. He is Founder, Director and Consultant of Biognosis U.S. Inc. (Bethesda, Maryland), a translational biotechnology company engaged in the discovery of genes related to neuropsychiatric disorders. He is the recipient of many honors and awards, including the Adolf Meyer Prize of the American Psychiatric Association, the Research Prize of the World Federation of Societies of Biological Psychiatry, the Gold Medal Award of the Society of Biological Psychiatry, the Foundation's Fund Prize from the American Psychiatric Association, and the Lieber Prize of the National Alliance for Research on Schizophrenia and Affective Disorders. He is Past President of the Society of Biological Psychiatry. He sits on the editorial boards of 16 scientific journals. He has published over 400 scientific publications and has authored or edited three books.

Compensation Committee

    The Compensation Committee makes recommendations to the Board of Directors with respect to compensation paid and options granted to executive officers and held two meetings in 2000. In 2000, members were paid 44,439 euros. Starting in 2001, members will not be paid any amount in addition to their directors' fees.

Audit Committee

    The Audit Committee reviews and comments on the Company's statutory and consolidated financial statements prior to their submission to the Board of Directors, makes sure of the accounting principles' soundness and permanence, reviews internal and external audit activities, and performs specific assignments as requested by the Board of Directors. In 2000, members were paid 12,120 euros. Starting in 2001, members will not be paid any amount in addition to their directors' fees.

Employees

    As of May 31, 2001, we had 500 full-time employees, including 382 in France (Paris and Evry), 72 in San Diego, California, 30 in Kyoto, 8 in Singapore and 8 in Australia. The table below sets forth the total number of employees at year-end and the percentage of such employees by geographical market from 1999 through 2000.


                                                                 December 31,
                                                             -------------------

                                                             1998    1999   2000

                                                             ----    ----   ----
France...................................................     415    434     427

USA......................................................      54     60      66

Japan....................................................       5     11      18

Singapore................................................       5      7       8

Australia................................................      NA     NA      10

                                                             ----    ----   ----
 Total...................................................     479    512     529




    This total includes 243 dedicated research and development personnel. 208 of these 500 employees were dedicated to the Genset Oligos division and 49 had general and administrative responsibilities.

    During the first half of 2001 and in the context of our new strategy to go from gene to drug and focus as efficiently as possible on generating a pipeline of drug targets and candidates for our own account, we implemented a social plan at our Genomics Research Center in Evry, France. This social plan, which is now complete, resulted in a decrease of approximately 80 employees at the Evry site, principally employees involved in sequencing and mapping activities, which are no longer required given our subscription to the Celera database. At the same time, our new activities require the strengthening of certain qualifications, which will result in the creation of approximately 30 new jobs. We anticipate that, following these new hires, our employee headcount will remain relatively stable with approximately 350 employees in France through at least the end of 2001. While we have been successful in attracting and retaining skilled and experienced scientific personnel, we may not be able to continue to do so.

    Employment contracts are in place for all personnel other than the two directeurs generaux, who, under French law, may not have employment contracts. The employment contracts with all of our French employees are subject to the provisions of the collective agreement for the chemical industries. Some of our French employees have been represented by the French union CGT since November 1998. We believe the establishment of union representation to be normal in the ordinary course of business for a French company of our size. As required by French law, our management holds periodic meetings with representatives of employees. We consider relations with our employees to be good.

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



           Item 7. Major shareholders and related party transactions


Major shareholders

    At December 31, 2000, there were 8,104,850 shares outstanding of which 2,778,638 were represented by 8,335,914 ADSs. At March 31, 2001, there were 8,104,850 shares issued and outstanding of which 2,793,498 were represented by 8,380,494 ADSs. The fully diluted number of shares at such date, assuming the exercise of all authorized options and warrants (whether or not allocated by the Board of Directors), was 9,295,925.

    The following table sets forth certain information regarding all owners of greater than 5% of the Company's shares as of March 31, 2001 (based on the most recent information available to the Company):


                                                                         Number of Ordinary Shares    Percentage of   Percentage of
Shareholder                                                                        Owned                  Class       Voting Rights
--------------------------------------------------                       -------------------------    -------------   -------------
OppenheimerFunds, Inc.(1)                                                        1,329,500                16.4%           16.4%

---------------

(1) Held by registered investment companies advised or subadvised by Oppenheimer Funds, Inc. at March 31, 2001.

Significant changes

    On May 31, 2000, JP Morgan, through its investment management subsidiaries JP Morgan Investment Management and JP Morgan Securities, held 6.4% of the total number of outstanding shares of the Company on that date, based on the most recent information then available to the Company. On March 31, 2001, its percentage ownership of the Company's shares has been reduced to below 5%. As of May 31, 2000, the reported percentage of the Company's shares held by OppenheimerFunds, Inc., was 14.7%, compared to 7.25% as of May 31, 1999. As of May 31, 2000, the percentage ownership of three other shareholders of the Company, including two investment funds and one director, had decreased to below 5% from the levels reported as of May 31, 1999.

Shares held in the United States

    For information on shares held in the United States, see "Item 9. The Offer and Listing-- Trading history of Genset's shares."

Related party transactions

    The Company has, from time to time and in the normal course of its business, entered into intra-group arrangements with its subsidiaries, regarding, generally, sales and purchases of products and the provision of corporate services, including research and development, patent and business development activities. These arrangements are entered into on an arm's length basis in accordance with the Company's business practices.

    In 2000, following the acquisition of a 75% interest in Genset Pacific Pty Ltd., Genset's subsidiary in Australia, the Company extended an interest-free loan of 197,394 euros to Genset Pacific for general corporate purposes.

    At December 31, 2000, the Company had no outstanding loans to directors or executive officers.

                         Item 8. Financial Information

Consolidated statements and other financial information

    See "Item 18. Financial Statements," for a list of the financial statements filed with this Annual Report.

Dividend policy

    The declaration and amount of dividends to be paid on the shares in respect of any period are subject to the decision by the Company's shareholders at an ordinary general meeting. Pursuant to French law, payment of dividends must be made within nine months following the end of the fiscal year to which they relate.

    Under French law and the Company's statuts, the Company's unconsolidated statutory net income in each fiscal year, as increased or reduced, as the case may be, by any profit or loss of the Company carried forward from prior years, less any contributions to legal reserves, is available for distribution to the shareholders of the Company as dividends, subject to other applicable requirements of French law and the Company's statuts.

    We currently intend to retain all earnings for use in the operation and expansion of our business and correspondingly do not anticipate paying any cash or share dividends on our shares in the foreseeable future. We have never declared or paid cash or share dividends on our shares. Dividends if and when declared by the Company will be declared in euros but paid to holders of ADSs in dollars.

    Dividends paid to ADR holders will be net of fees and charges of the depository, net of French withholding tax and may be affected by exchange rate fluctuations. See " Item 3. Key Information -- Exchange rate information" and "Item 10. Additional Information -- Taxation."

    Dividends paid to holders of shares or ADSs who are not residents of France generally will be subject to French withholding tax at a rate of 25%. Under the Treaty between France and the United States for Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and Capital signed on August 31, 1994, and subject to certain procedures and exceptions, such withholding tax may be reduced to 15% for holders who are resident of the United States. French residents are entitled to a tax credit known as the avoir fiscal, the amount of which depends of the recipient of the dividends. Under certain tax treaties entered into between France and other countries, including the United States, such avoir fiscal may, in certain circumstances, be paid, net of withholding tax, to non-French residents. See "Item 10. Additional Information--Taxation--French taxation--Taxation of dividends" and "--Taxation of U.S. investors--Taxation of dividends."

Legal proceedings

    We are currently involved in a legal proceeding with the Centre d'Etude du Polymorphisme Humain, or CEPH, relating to a 1996 collaboration agreement. Under the agreement, we provided research funding for three years for CEPH's research on aging. In exchange, CEPH gave us a right of first refusal, valid until April 30, 1999 (subject to the dispute described below), covering the use of any research of CEPH on aging diseases, other than research being performed in connection with certain pre-existing agreements. CEPH brought a claim against us before the Paris court of first instance (Tribunal de Grande Instance) for the payment of all the installments for research funding associated with the aging program that are due under the agreement. We consider that the research reports provided by CEPH do not provide satisfactory assurance that CEPH has performed the contracted research on aging or has maintained an appropriate level of research for the aging program. On March 30, 1998, an expertise ordered by the court determined that the first research reports provided by CEPH were not consistent with its obligations under the agreement. Based on this determination, we filed a counter-claim to recover the research funding amounts already paid to CEPH. A subsequent court decision dated March 31, 1999 has provided for a further expertise to be conducted in respect of the more recent research reports provided by CEPH. This later expertise concluded that the reports taken as a whole indicated a level of research that was consistent with the CEPH's obligations under the agreement. We have contested the conclusions of the second expertise, noting that the report of the expertise itself highlighted numerous shortcomings in the organization and research of the CEPH's aging program. A further hearing is scheduled for September 2001. As in any judicial proceeding, we may not be successful in our claim and defense against CEPH's claim. Consequently, we have made provisions in our accounts for the aggregate amounts that we could be required to pay. Accordingly, the outcome of this case could not have a material adverse impact on our results of operations. A negative outcome could however have an adverse impact on our cash position. The total amount we could be obliged to pay in the event of a negative outcome is approximately 3.9 million euros.

    We are not aware of any other legal proceeding or threatened legal proceeding which could materially harm our business, financial condition or results of operations, either individually or in the aggregate.

Significant changes

    For information on the Company's unaudited financial results for the three month period ended March 31, 2001, see "Item 5. Operating and Financial Review and Prospects -- Recent developments."

                         Item 9. The Offer and Listing

    Prior to the June 1996 initial public offering, there was no public market for the shares or the American Depositary Shares ("ADSs"). In the United States, the shares trade in the form of ADSs, each ADS representing one-third of one share. The ADSs are listed on the NASDAQ National Market (the "NASDAQ"), the principal trading market for the shares, under the symbol "GENXY." American Depositary Receipts evidencing the ADSs are issuable by The Bank of New York, as Depositary. The shares are also listed on the Nouveau Marche of Euronext Paris SA (the "Nouveau Marche").

Euronext Paris

    On September 22, 2000, upon successful completion of an exchange offer, the ParisBourseSBF SA, or the "SBF", the Amsterdam Stock Exchanges and the Brussels Stock Exchanges merged to create Euronext, the first pan-European exchange. Through the exchange offer, all the shareholders of the SBF, the Amsterdam Stock Exchange and the Brussels Stock Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Securities quoted on exchanges participating in Euronext will be traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to its markets as well as the regulation of those markets.

    Securities approved for listing by Euronext Paris are traded in one of four regulated markets. The securities of most large public companies are listed on the Premier Marche, with the Second Marche available for small and medium-sized companies. Trading on the Nouveau Marche was introduced in March 1996 to allow companies seeking development capital to access the stock market. A new regulated market was created in May 1998, the Marche des EDR (European Depositary Receipts or EDR market) which has been in operation with effect from the beginning of 1999, with the introduction of the euro. Securities of certain other companies have also been traded on a non-regulated over-the-counter market, the Marche Libre OTC.

The Nouveau Marche

    The Nouveau Marche is a regulated market, managed and operated by Euronext Paris. The Nouveau Marche, however, is neither a new section of an existing market, nor a stepping stone to Euronext Paris's Second Marche.

    The Nouveau Marche is an electronic market, which combines a central orderbook with market making to ensure greater liquidity. Member firms of the Nouveau Marche may act in one or more capacities: Listing Advisers/Market-Makers (Introducteurs/Teneurs de Marche, or ITMs) or broker-dealers (Negociateurs-Courtiers). ITMs operate in a dual capacity as listing advisors and as market makers for the shares assigned to them.

    Admission to the Nouveau Marche is subject to certain capital adequacy and liquidity requirements determined by Euronext Paris. In addition, companies applying for listing on the Nouveau Marche are required to publish comprehensive information regularly and to keep the public informed of all events likely to affect the market price of their securities.

    Shares listed on the Nouveau Marche are placed in one of two categories depending on the volume of transactions, Continu or Fixing. Our shares are listed in the category known as Continu, which includes the most actively traded securities.

    Securities are traded continuously on each business day from 9:00 a.m. through 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. through 9:00 a.m. (Paris time) and a pre-closing session from 5:25 p.m. through 5:30 p.m. with a closing auction at 5:30 p.m. during which transactions are recorded but not executed. For shares which are not traded continuously, retail orders on the Nouveau Marche are matched by the central system at two daily fixings, at 10:30 a.m. and 4:00 p.m. Between such fixings, ITMs display bid/ask spreads for a minimum number of each of the securities for which they act as market-makers, and trades with the ITM are executed from time to time throughout the day. Any trade of a security that occurs after a stock exchange session closes is recorded on the next business day at the previous session's closing price for that security.

    Trading in securities listed on the Nouveau Marche may be suspended by Euronext Paris SA, if quoted prices exceed certain price limits defined by the regulations of Euronext Paris SA. In particular, if the quoted price of a Continu security varies by more than 10% from the previous day's closing price, trading may be suspended for 4 minutes. Once trading has commenced, further suspensions for up to 4 minutes are also possible if the price again varies by more than 10% from the threshold at which the suspension was initiated. During the continuous trading session, Euronext Paris SA also suspends trading for a 4-minute period if the price varies by more than 2% from the last traded price. Euronext Paris SA may also suspend trading of a security listed on the Nouveau Marche in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Conseil des marches financiers ("CMF") may also suspend trading.

    Trades of securities listed on the Nouveau Marche are settled on a cash basis on the third trading day following the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service (Ordre stipule a reglement-livraison differe or `'OSRD") for a fee. The OSRD is only available for trades in securities which either (i) are a component of the index SBF 120 or (ii) have both a total market capitalization of at least 1 billion euros and a daily average volume of trades of at least 1 million euros. Investors in shares eligible to the OSRD can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. Our shares are eligible for the OSRD.

    Equities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser's account. Under French securities regulations, any sale of a security traded on a deferred settlement basis during the month of a dividend is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of a dividend payment date, the purchaser's account will be credited with an amount equal to the dividend paid and the seller's account will be debited by the same amount.

    Prior to any transfer of securities held in registered form on the Nouveau Marche, such securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France SA an organization that maintains securities accounts of French listed companies and acts as a clearing house for trades in such securities. Dealings in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Nouveau Marche are cleared and settled through Euroclear France SA, using a continuous net settlement system. A fee or commission is payable to the ITM or broker-dealer or other agent involved in the transaction.

Trading history of Genset's shares

    The table below sets forth, for the periods indicated, the reported high and low sales prices in U.S. dollars for the ADSs on the NASDAQ and the reported high and low sales prices in euro for the shares on the Nouveau Marche and the average daily volume of shares traded on each exchange.

    On December 31, 1998, France and ten other countries of the fifteen countries of the European Union established fixed conversion rates between their existing sovereign currencies and the euro. Following the introduction of the euro, on January 1, 1999, all capital markets of these eleven countries converted to euros and all companies listed on these markets have been officially quoted in euros since January 4, 1999. Solely for the convenience of the reader, 1997 and 1998 prices on the Nouveau Marche have been restated from French francs into euros using the official exchange rate fixed on December 31, 1999 (1 euro = FF 6.55957 or FF 1 = 0.152449 euro).


                                                                             NASDAQ                             Nouveau Marche
                                                                                                        Price per
                                                                  Price per ADS(1)                       Share(2)
                                                                 ------------------                  -----------------
Calendar Period                                                                       Avg. Daily      High       Low     Avg. Daily
---------------                                                 High ($)    Low ($)    Volume(3)    (euros)    (euros)    Volume(4)
1996(5) .....................................................    $21.50     $15.25       50,888       48.17     35.83       1,795
1997 ........................................................     25.38      13.25       28,804       72.09     33.69       8,865
1998 ........................................................     38.00      17.63       29,406      103.67     50.61       9,317
1999
 First quarter  .............................................     29.00      14.25       53,024       74.45     36.90      11,576
 Second quarter .............................................     19.00      14.18       22,351       55.95     42.00      11,048
 Third quarter ..............................................     15.88      10.00       22,538       47.00     27.55      13,917
 Fourth quarter .............................................     20.38       7.88       47,783       55.90     22.00      32,703
2000
First quarter ...............................................     78.94      18.81      269,069      249.90     54.30      49,759
Second quarter ..............................................     34.50      17.75      107,131      108.50     60.00      26,817
Third quarter ...............................................     29.63      19.37       45,937       98.90     63.10      20,792
Fourth quarter ..............................................     29.12      11.90       48,967       99.70     41.10      27,317
2001
First quarter  ..............................................     20.00       2.38       50,998       60.70      8.43      62,231
Second quarter (to June 22) .................................    $ 4.65     $ 3.00       21,376       17.30     10.10      38,140

---------------

(1) Source: Nasdaq

(2) Source: Nouveau Marche

(3) Average of the daily number of ADSs traded on the NASDAQ, each ADS representing one-third of one share. The numbers obtained from the NASDAQ have been adjusted so that the purchase and sale of the same ADS is counted as one transaction.

(4) Average of the daily number of shares traded on the Nouveau Marche.

(5) Reporting as of June 6, 1996.

    On June 22, 2001, the closing price per share on the Nouveau Marche was
11.50 euros and the last reported price on the NASDAQ was $3.38.

    At December 31, 2000, there were 8,104,850 shares outstanding of which 2,778,638 were represented by 8,335,914 ADSs. At March 31, 2001, there were 8,104,850 shares issued and outstanding of which 2,793,498 were represented by 8,380,494 ADSs. At March 31, 2001, there were 21 holders of record of ADSs and 3 holders of record of shares in the United States.

    The market price of our shares has been and is likely to continue to be volatile due to the risks and uncertainties described in these risk factors, as well as other factors, including:

   o developments in, and public opinion regarding, the genomics industry or life sciences industries generally;

   o sales of substantial amounts of our shares by existing shareholders;

   o price and volume fluctuations in the stock market at large which do not relate to our operating performance; and

   o comments by securities analysts, or our failure to meet analysts' expectations.

Trading by the Company in its securities

    Under French law, a company may not subscribe for newly-issued shares in its own capital, but it may, either directly or through an intermediary acting on its behalf, acquire its own shares (a) to reduce its share capital by canceling such acquired shares, with approval of the shareholders at an extraordinary meeting, (b) to provide shares for distribution to employees under a profit-sharing plan or stock option plan, and (c) if the company shares are listed on a regulated market (i.e. on the Premier Marche, the Second Marche or the Nouveau Marche), subject to the filing of a note d'information that has received a visa of the COB and after obtaining approval from the shareholders at an ordinary meeting, acquire up to 10 % of its share capital. In the latter case, the Company may decide (i) to keep these shares,
(ii) to sell or transfer them (including to employees under a non-profit or stock option plan) or (iii) with the approval of the shareholders at an extraordinary shareholders' meeting, to cancel them up to a limit of 10% of the outstanding capital over a 24 month-period. French law also requires the Company to notify such purchases to the COB, prior to engaging in such transactions as well as to report on any purchase and sale thereafter. In addition, pursuant to Regulation no 90-04 (as modified) of the COB, all purchases by the Company of its own shares are subject to certain limitations, including as to timing, price and quantity, so as not to disrupt the normal trading of the shares. Furthermore, the Company has to inform the Conseil des Marches Financiers (the "CMF") the self-regulatory organization that has general authority over French stock exchange, on a monthly basis of any purchase, sale, transfer or cancellation of its own shares. The CMF will then make this information public.

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

    On June 27, 2001, we received shareholder approval to purchase up to a maximum of 10% of the company's outstanding shares. This approval is subject to the conditions that the share purchase price must not exceed 80 euros, that the share selling price must not be lower than 8 euros, and that the total funds spent on purchasing our own shares must not exceed 10,000,000 euros. This authorization will expire on the date of the annual ordinary meeting of shareholders that approved the accounts for the year ended December 31, 2001.

Plan of distribution

    Not applicable.

Selling shareholders

    Not applicable.

Dilution

    Not applicable.

Expenses of the issue

    Not applicable.



                        Item 10. Additional Information


Share capital

    Not applicable.

Memorandum and articles of association

    For the Company's registry and number, please see "Item 4. Information on Genset--History and development". The Company's corporate purpose, in France and abroad, is stated in Article 2 of its statuts as follows:

   o the research, development, production and marketing of research, diagnostics and therapeutic products by direct genetic targeting;

   o the acquisition or taking of interests and shareholdings of any kind in any company having activities in the areas of business defined above;

   o and generally any and all transactions such as commercial, financial, industrial, and relating to real or personal property, that directly or indirectly relate to the corporate purpose, or with any similar or closely related corporate purpose.

    An unofficial English translation of the statuts is included as an exhibit to this Annual Report.

    The section below is a summary of the material information concerning the Company's share capital, together with material provisions of applicable French law and the Company's statuts. Such description of the Company's share capital and information does not purport to be complete and is qualified in its entirety by reference to the Company's statuts. You may obtain copies of the Company's statuts in French from the Greffe du Registre du Commerce et des Societes de Paris, France. Please refer to those full additional details.

Board of Directors

    For a description of directors' powers under French law and Genset's statuts, see "Item 6. Directors, Senior Management and Employees--Board of Directors."

Shareholders' meetings and voting rights

General

    In accordance with French law, there are two types of shareholders' general meetings, ordinary and extraordinary.

    Ordinary general meetings are required for matters such as:

   o electing, replacing and removing directors,

   o allocating fees to the Board of Directors,

   o appointing statutory auditors,

   o approving the annual financial statements,

   o declaring dividends and authorizing dividends to be paid in shares, and

   o issuing debt securities.

    Extraordinary general meetings are required for the approval of matters such as:

   o changing the Company's statuts,

   o approving mergers in which the Company is not the surviving entity or in which the Company is the surviving entity but in connection with which the Company is issuing a portion of its share capital to the acquired entity,

   o increasing or decreasing the company's share capital,

   o creating a new class of equity securities,

   o authorizing the issuance of investment certificates or convertible or exchangeable securities,

   o the voluntary liquidation of the Company prior to the end of its statutory term, and

   o the change of the corporate purpose and/or the name of the Company.

    Special meetings of shareholders of a certain category of shares are required for any modification of the rights derived from such category of shares. The resolutions of the shareholders' general meeting affecting these rights are effective only after the approval by the relevant special meeting.

Annual ordinary meetings

    The French law requires the Board of Directors to convene an annual ordinary general meeting of shareholders to approve the annual financial statements. This meeting must be held within six months of the end of the Company's fiscal year. This period may be extended by an order of the President of the Tribunal de Commerce. The Board of Directors may also convene an ordinary or extraordinary general meeting of shareholders upon proper notice at any time during the year. If the Board of Directors fails to call such a meeting, the Company's statutory auditors may call the meeting. In case of a bankruptcy, the liquidator or the court-appointed agent may also call a shareholders' meeting in some instances. Any of the following may request the court to appoint an agent:

   o one or several shareholders holding at least 5% of the Company's share capital,

   o any interested party in cases of urgency, and

   o certain duly qualified associations of shareholders who hold their shares for at least two years and who together hold a specified percentage of the voting rights of the Company.

Notice of shareholders' meetings

    The Company must announce general meetings at least 30 days in advance by means of a preliminary notice which is published in France in the Bulletin des annonces legales obligatoires, or BALO. This preliminary notice must be sent to the Commission des Operations de Bourse, or COB. It must contain, among other things, the time, date and place of the meeting, the agenda of the meeting and a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting and the procedure for voting by mail.

    At least 15 days prior to the date set for a general meeting on first call, and at least six days before any second call, the Company must send a final notice (avis de convocation) containing the final agenda and other information for the meeting. This notice must be sent by mail to all holders of registered shares who have held such shares for more than one month prior to the issuance of the notice and published in a newspaper authorized to publish legal announcements in the local administrative department in which the Company is registered, as well as in the BALO, with prior notice having been given to the COB.

    In general, shareholders can only take action at shareholders' meeting. In exception to this rule, shareholders may take action with respect to the dismissal of directors.

    Additional resolutions to be submitted for approval by the shareholders at such meeting may be proposed to the Board of Directors within 10 days of the publication of the preliminary notice in the BALO by:

   o one or several shareholders holding a specified percentage of shares (determined on the basis of a formula relating to capitalization), or

   o a duly qualified association of shareholders holding a specified percentage of voting rights.

    The Board of Directors must submit these resolutions to a vote of the shareholders.

    During the 15 days preceding a shareholders' meeting, any shareholder may submit to the Board of Directors written questions relating to the agenda for the meeting. The Board of Directors must respond to these questions.

Attendance and voting at shareholders' meetings

    Attendance and exercise of voting rights at ordinary general meetings and extraordinary general meetings of shareholders are subject to certain conditions specified in French law and in the Company's statuts. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

    In order to participate in any general meeting, a holder of shares held in the registered form, must have its shares registered in its name in a shareholder account maintained by or on behalf of the Company by an agent appointed by the Company at least five days prior to the date set for the meeting.

    A holder of shares in bearer form must obtain a certificate from the accredited financial intermediary (intermediaire financier habilite) with whom such holder has deposited its shares. This certificate must indicate the number of bearer shares owned by such holder and must state that such shares are not transferable until the time fixed for the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting at least five days before the meeting.

Proxies and votes by mail

    In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary have the right to participate in general meetings. Shareholders may participate either in person or by proxy. Shareholders may vote either by proxy or by mail.

    Proxies will be sent to any shareholder on request. In order to be counted, such proxies must be received at the Company's registered office or at such other address indicated on the notice convening the meeting prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the Chairman of the meeting will vote the blank proxies in favor of all resolutions proposed by the Board of Directors and against all others.

    With respect to votes by mail, the Company must send shareholders a voting form. Votes by mail must be received at such address at least three days prior to the date of the meeting.

    Subject to the limitations described below, each share confers on the shareholder the right to one vote. Under French law, shares of a company held by entities controlled directly or indirectly by that company are not entitled to voting rights and are not counted for quorum or majority purposes.

    A resolution was approved at the Company's annual meeting held on June 27, 2001, to amend the statuts. This amendment provides that no one shareholder or group of shareholders shall be able to exercise, directly or indirectly, at any meeting of shareholders, votes representing more than 20% of the total number of voting rights then outstanding.

Quorum

    French company law requires that shareholders having at least 25% of the shares entitled to voting rights must be present in person or voting by mail or by proxy and, if provided for by the by-laws, by videoconference or by any means of telecommunication allowing them to be identified, (an amendment to the statuts to this effect was approved at the Company's annual shareholders' meeting held on June 27, 2001), to fulfill the quorum requirement for:

   o an ordinary general meeting, and

   o an extraordinary general meeting where an increase in the Company's share capital is proposed through incorporation of reserves, profits or share premium.

    The quorum requirement is 33 1/3% of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

    If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned ordinary meeting is resumed, there is no quorum requirement. No quorum is required when an adjourned extraordinary general meeting is resumed only to approve an increase in share capital through incorporation of reserves, profits or share premium. In the case of any other resumed extraordinary general meeting, shareholders having at least 25% of outstanding voting rights must be present in person or voting by mail or by proxy and, if provided for by the by-laws, by videoconference or by any means of telecommunication allowing them to be identified (an amendment to the statuts to this effect was approved at the Company's annual shareholders' meeting held on June 27, 2001), for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions which were on the agenda of the adjourned meeting may be discussed and voted upon.

Majority

    At an ordinary general meeting or an extraordinary general meeting deciding upon any capital increase by incorporation of reserves, a simple majority of the votes cast is required to pass a resolution. At any other extraordinary general meeting, a two-thirds majority of the votes cast is required.

    However, a unanimous shareholders vote is required to increase liabilities of shareholders.

    Abstention from voting by those present either in person, or, if provided for by the by-laws, by videoconference or by any means of telecommunication allowing them to be identified (an amendment to the statuts to this effect was approved at the Company's annual shareholders' meeting held on June 27, 2001), or represented by proxy but not voting is viewed as a vote against the resolution submitted to a shareholder vote.

Financial statements and other communications with shareholders

    In connection with any shareholders' meeting, the Company is required to provide to any shareholder who so requests a set of documents, including the Company's annual report and a summary of the results of the five previous fiscal years. French company law requires that a special report be provided to the ordinary shareholders' meeting regarding stock options authorized and/or granted by the Company.

Procedure for ADS holders to vote

    Effective as of April 10, 1998, the Company and The Bank of New York, as Depositary, amended the deposit agreement governing the ADSs of the Company. This amendment was intended to simplify the procedures enabling ADS holders to effectively vote the shares underlying their ADSs. Pursuant to these amended procedures, all beneficial owners of ADSs as of the record date fixed for a given shareholders' meeting shall receive, among other materials, a summary in English or an English version of the notice of such meeting and a copy of the materials provided by the Company to enable the beneficial owners to give voting instructions regarding the resolutions being considered by the meeting.

    In order to instruct the Depositary to vote the shares underlying their respective ADSs, beneficial owners must complete, sign and return the voting instruction card or form provided to the person indicated thereon. In signing and returning the card or form, the beneficial owner (a) certifies that it was the beneficial owner on the record date of the ADSs being voted and is entitled to exercise the right to vote with respect thereto, (b) undertakes to be the beneficial owner of such ADSs during the five calendar days immediately prior to and on the meeting date, and (c) certifies or undertakes such other matters as may from time to time be necessary to permit the exercise of voting rights by beneficial owners of ADSs in accordance with French law or Genset's statuts. The beneficial owners may, by completing, signing and returning voting instruction cards or forms without providing specific voting instructions on the resolutions, instruct the Depositary to vote the corresponding shares in favor of all the resolutions proposed by the Board of Directors of Genset.

Dividends

    The Company's unconsolidated statutory net income in each fiscal year, as increased or reduced, as the case may be, by any profit or loss of the Company carried forward from prior years, and as reduced by the legal reserve fund allocation described below, is available for distribution to the shareholders of the Company as dividends, subject to the requirements of French law and the Company's statuts.

Legal reserve

    French law provides that French societes anonymes are each required to allocate 5% of their unconsolidated statutory net profits in each fiscal year to a legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in such reserve fund is equal to 10% of the aggregate nominal amount of the issued and outstanding share capital. The legal reserve is distributable only upon liquidation of the relevant entity.

Approval of dividends

    According to French law, the Board of Directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If the Company has earned distributable profits since the end of the preceding fiscal year as reflected in an interim income statement certified by the Company's auditors, the Board of Directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. The Board of Directors may declare such dividends, subject to French law, and may do so, for interim dividends paid in cash, without obtaining shareholder approval. For interim dividends paid in shares, prior authorization by a shareholders' meeting is required.

Distribution of dividends

    Dividends are distributed to shareholders pro rata according to their respective holdings of shares. Dividends are payable to holders of shares outstanding on the date of the shareholders' meeting approving the distribution of dividends. In the case of interim dividends, distributions are made to shareholders on the date of the Board of Directors' meeting approving the distribution of interim dividends. The actual dividend payment date is decided by the shareholders in an ordinary general meeting or by the Board of Directors in the absence of such a decision by the shareholders. The statuts provide that the shareholders' meeting may decide to give each shareholder the option of receiving its dividend in the form of cash or of shares.

Timing of payment

    According to French law, the Company must pay any dividends within nine months of the end of the Company's fiscal year, unless otherwise authorized by a court order. Dividends not claimed within five years of the date of payment revert to the French State.

Changes in share capital

Increases in share capital

    Pursuant to French law, the share capital of the Company may be increased only with the approval of the shareholders at an extraordinary general meeting. Increases in the Company's share capital may be effected by:

   o issuing additional shares,

   o issuing a new class of equity securities, or

   o increasing the nominal value of the existing shares.

    Increases in share capital by issuing additional securities may be effected by issuing such securities:

   o for cash,

   o for assets contributed in kind,

   o by conversion of debt securities previously issued,

   o by capitalization of profits, reserves or shares premiums,

   o subject to various conditions, in satisfaction of debt incurred by the company, or

   o any combination of the above.

    Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to shareholders' meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting. See "--Shareholders' meeting and voting rights."

    The shareholders may delegate the right to carry out any increase in share capital to the Board of Directors, provided that the increase has been previously authorized by the shareholders. The Board of Directors may further delegate this right to the Chairman and Chief Executive Officer.

    Each time the shareholders decide a capital increase or decide to delegate to the Board of Directors the right to carry out a capital increase, they must decide on whether or not to proceed with a capital increase reserved to employees of our Company and its subsidiaries or on whether or not to delegate to the Board of Directors the right to carry out such reserved capital increase.

Decreases in share capital

    According to French law, the share capital of the Company may be decreased only with the approval of the shareholders at an extraordinary general meeting. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase the Company's shares, all holders of shares must be offered the possibility to participate in such a reduction. The Company's share capital may be reduced either by decreasing the nominal value of the shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless affected shareholders agree otherwise.

Preemptive subscription rights

    According to French company law, if the Company issues for cash new securities giving rights, either immediately or at a later date, to subscribe to Company's new shares, current shareholders will have preemptive subscription rights to these securities on a pro rata basis. These preemptive rights require the Company to give priority treatment to those shareholders. Preemptive subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the Euronext Paris.

    A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may vote to waive preemptive subscription rights with respect to any particular offering. French law requires that the Board of Directors and the Company's independent auditors present reports that specifically address any proposal to waive preemptive subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non transferable priority right to subscribe to the new securities, during a limited period of time. Shareholders also may notify the Company that they wish to waive their own preemptive subscription rights with respect to any particular offering if they so choose.

Form, holding and transfer of shares

    Genset's statuts provide that its shares may be held in registered or bearer form.

    In accordance with French law concerning "dematerialisation" of securities, the ownership rights of holders of the shares are not represented by share certificates but by book entries. BNP-Paribas, on behalf of the Company, and acting as its agent, maintains a share account with Euroclear France in respect of all shares held in registered form (the "Company Share Account"). Shares are inscribed in the name of each shareholder (either directly, or, at the shareholder's request, through such shareholder's accredited intermediary) in separate accounts (the "Shareholder Accounts") maintained by BNP-Paribas. Each Shareholder Account shows the name of the holder and such shareholder's shareholdings and, in the case of shares inscribed through an accredited intermediary, shows that they are so held. Genset, as a matter of course, issues confirmations as to holdings of shares inscribed in the Shareholder Accounts to the persons in whose names the shareholdings are inscribed, but these confirmations do not constitute documents of title.

    In the case of shares held in bearer form, the shares are held on the shareholder's behalf by an accredited intermediary and are inscribed in an account maintained by the accredited intermediary with Euroclear France separate from the Company Share Account. Shares held in this manner are referred to as being in bearer form. Each accredited intermediary maintains a record of shares held through it and will issue certificates of inscription in respect thereof. Transfers of shares held in bearer form may only be effected through accredited intermediaries and Euroclear France. The Company's statuts permit it to request Euroclear France at any time to provide the Company with the identity of the holders of bearer shares and with the number of shares so held.

    An owner of shares resident outside France may trade shares on Euronext Paris. Should such owner, or the broker or other agent through whom a sale is effected, require assistance in this connection, an accredited intermediary should be contacted. A fee or commission is payable to the societe de bourse (the French broker, accredited intermediary or other agent) involved in the transaction.

    In addition, according to French company law, shares held by any non-French resident may be held on the shareholder's behalf in a collective account or in several individual accounts by an intermediary.

    The Company's statuts do not contain any restrictions relating to the transfer of the shares.

    Registered shares must be converted into bearer form before being transferred on Euronext Paris and accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary.

    Dealings in shares are initiated by the owner giving instructions (through his agent, if appropriate) to the relevant accredited intermediary. For dealings on Euronext Paris, an impot sur les operations de bourse, tax assessed on the price at which the securities were traded, is payable at the rate of 0.3% on transactions up to FF 1,000,000 and at a rate of 0.15% thereafter. The tax is subject to a rebate of FF 150 per transaction and a maximum assessment of FF 4,000 per transaction. However, persons who are non-residents of France are not subject to the payment of such impot sur les operations de bourse.

    A fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

Liquidation rights

    In the event that the Company is liquidated, the assets of the Company remaining after payment of its debts, liquidation expenses and all of its remaining obligations, if any, will be distributed first to repay in full the nominal value of the shares. Any surplus will be distributed pro rata among the holders of shares in proportion to the nominal value of their shareholdings.

Requirements for holdings exceeding certain percentages

    French law provides that any individual or entity (including a holder of ADSs), acting alone or in concert with others, that acquires, directly or indirectly, more than 5%, 10%, 20%, 331/3%, 50% or 662/3% of the outstanding voting shares or the rights thereof of a listed company, or that increases or decreases its shareholding or voting rights thereof by any such percentage, must notify such company within 15 calendar days of the date such threshold has been crossed, of the number of shares it holds and the voting rights attached thereto. Such individual or entity must also notify the CMF, within five trading days of the date such threshold has been crossed. In addition, any shareholder who fails to comply with the above requirements may have all or part of its voting rights suspended for up to five years by the commercial court at the request of the company's chairman, any shareholder or the COB.

    In addition, the Company's statuts provide that every shareholder (including a holder of ADSs) who, directly or indirectly, acting alone or in concert with others, acquires ownership or control of shares representing 2%, or any multiple of 2%, of the Company's share capital or voting rights, or whose holdings fall below any such limit, shall be required to notify the Company of such fact within 15 calendar days of such acquisition or disposition. Failure to comply with such notification provisions will result in the suspension of the voting rights attached to the shares exceeding such 2% threshold held by such shareholder if requested by one or more shareholders holding shares representing at least 2% of the Company's share capital or voting rights.

    In order to permit shareholders to give the notice required by French law, the Company is obligated to publish information with respect to the total number of votes available as of the date of the Company's annual general meeting in the Bulletin des Annonces Legales Obligatoires, or BALO, not later than 15 calendar days after such meeting. In addition, if the number of available votes changes by at least 5% between two ordinary general meetings, the Company is required to publish in the BALO, within 15 calendar days of such change, the number of votes then available and provide the CMF with a written notice. In order to facilitate compliance with the notification requirements provided for in French law, a holder of ADSs may deliver any such notification to the Depositary with respect to shares represented by ADSs and the Depositary shall immediately forward such notification to the Company and the CMF.

    Under COB regulations, any person or persons, acting alone or in concert with others, who acquires more than 10% or 20% of the voting rights of a listed company, must file with the CMF, the COB and such company a report disclosing its future intentions with respect to the company. Such report must be filed with the CMF, the COB and the company within 15 calendar days of the date such threshold has been crossed. The CMF makes the notice public and the person or persons who have acquired such voting rights are required to publish a press release in a financial newspaper having national circulation in France, stating whether or not such person or persons intend, within the 12-month period following the acquisition, to increase its shareholdings and request a seat on such company's Board of Directors and whether such person or persons are acting in concert with others.

Purchase by the Company of its shares

    In accordance with French law, the Company may not subscribe for its shares but it may, either directly or through a financial intermediary acting on its behalf, purchase its own shares for one of three purposes:

   o to reduce its capital stock under certain circumstances with the approval of the shareholders at an extraordinary general meeting,

   o to provide shares for distribution to employees under a profit- sharing or stock option plan, or

   o to acquire up to 10% of its share capital if the Company's shares are listed on a regulated market (i.e., on the Premier Marche, the Second Marche or the Nouveau Marche), subject to the filing of a note d'information that has received the approval (visa) of the COB and after obtaining approval from the shareholders at an ordinary general meeting.

    In the last case, the Company may decide to (1) keep the shares acquired,
(2) sell or transfer them (including to employees under a profit-sharing plan or stock option plan) or (3) with the approval of the shareholders at an extraordinary meeting, cancel them, subject to a maximum of 10% of the outstanding share capital over any 24-month period.

    Repurchased shares held by the Company must be held in registered form. These shares must be fully paid. Such shares are deemed to be outstanding under French law but are not entitled to dividends (these are carried forward to the next fiscal year as distributable profits) or voting rights and the Company may not exercise preferential subscription rights.

    The shareholders, at an extraordinary general meeting, may decide not to take such shares into account in determining the preferential subscription rights attached to the other shares. However, if the shareholders decide to take them into account, the Company must either sell the rights on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

    See "Item 9. The Offer and Listing --Trading by the Company in its securities."

Trading by the Company in its shares

    Under Reglement no. 90-04 of the COB, as amended, the Company may not trade in its own shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

   o trades must be executed on behalf of the company by only one intermediary or, if the issuer uses its share repurchase program in part by way of derivatives, by two intermediaries provided that the issuer is able to ensure an appropriate coordination between the intermediaries, in each trading session,

   o any block trades may not be made at a price above the current market price, and

   o each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

    If a company's shares are continuously quoted (cotation en continu), then a trade must meet the following further requirements to be considered valid:

   o the trade must not influence the determination of the quoted price before the opening of trading, at the opening of the trading or session, at the first trade of the shares, at the reopening of trading following suspension, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price,

   o the trade must not be carried out in order to influence the price of a derivative instrument relating to the company's shares, and

   o the trade must not account for more than 25% of the average total daily trading volume on the Nouveau Marche in the shares during the 3 trading days immediately preceding the trade. This last requirement applies only to trades in shares that, like ours, are eligible for the deferred settlement service.

    However, there are two periods during which the Company is not permitted to trade in its own securities: the 15-day period before the date on which the Company makes its consolidated or annual accounts public, and the period beginning on the date at which the Company becomes aware of information that, if disclosed, would have a significant impact on the market price of its securities and ending on the date this information is made public.

    After making an initial purchase of its own shares, the Company must file reports with the COB and the CMF that contain specified information about subsequent transactions. The CMF makes this information publicly available.

Material Contracts

    In April 2000, the Company signed an agreement with Sanofi-Synthelabo to pursue a pharmacogenomics collaboration aimed at lead selection and optimization for an undisclosed CNS disease. Genset has completed its research obligations under the agreement. The agreement provided that Sanofi-Synthelabo pay research funding and research milestone fees to Genset, as well as clinical milestones and royalties on any drugs developed through an active use of the data and clones provided by Genset. Such active uses will notably include the chemical modification or the replacement of a given lead, or the use of data to design novel clinical studies. Genset granted to Sanofi-Synthelabo an exclusive worldwide license to use the data and clones generated through the collaboration to develop and commercialize drugs for the treatment of the undisclosed selected disease.

    In March 2000, the Company signed a new collaborative research agreement with Abbott Laboratories to discover genes associated with bipolar disorder and Type 2 diabetes. The collaboration was focused on certain candidate regions associated with the selected diseases with initial efforts centered on bipolar disorder. Abbott was to receive a license to develop and commercialize therapeutic and diagnostic products based on the genes identified through the collaboration. Under the agreement, Genset received an up-front payment and research funding. In March 2001, we renegotiated this agreement to make it more consistent with our new strategy. Under the renegotiated agreement, we were released from performing any further research for Abbott, recovered the intellectual property generated in our bipolar program, made a one-time payment to Abbott, and agreed to license to Abbott at a future date a protein in the area of CNS for target screening.

    In September 1999, the Company signed a new agreement in the field of gene libraries with the Genetics Institute unit of Wyeth-Ayerst Laboratories, the pharmaceutical division of American Home Products. Under this new agreement, which replaced the previous agreement signed in July 1997, Genset will provide Genetics Institute and Wyeth-Ayerst with a larger variety of potential products and targets which they will have the right to use in their internal drug discovery programs. Pursuant to the agreement,

Genetics Institute obtained a licensing-in option on up to 1000 selected sequences and corresponding clones selected from Genset's cDNA library. In addition to initial revenues, Genset will receive product development milestone fees and royalties on any drugs discovered using the sequences and the clones supplied by Genset.

    Under the earlier 1997 agreement with Genetics Institute, the Company provided to Genetics Institute full-length genes encoding novel human secreted proteins for inclusion in Genetics Institute's DiscoverEase[R] program. That agreement provided that Genset would receive product development milestone fees and royalties on any drugs discovered using the sequences and clones supplied by Genset. Since September 1999, the Company no longer has any obligation to deliver secreted proteins to the DiscoverEase[R] program, but the secreted proteins already commercialized in the program remain covered by the terms of the agreement.

    In October 1998, the Company entered into a two-year pharmacogenomics collaboration with Pharmacia & Upjohn. Under the terms of the agreement, Genset used its pharmacogenomics technologies to discover markers and genes involved in response to a Pharmacia & Upjohn compound, and received research fees and research milestones and will receive clinical milestone and royalty payments on future sales of any Pharmacia & Upjohn compound that makes use of the results of the pharmacogenomics program. The collaboration was also intended to identify potential targets for the development of new compounds. Royalties would be awarded on the sale of new compounds discovered, developed and commercialized by Phamacia & Upjohn based on genes identified through the research collaboration.

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

    In December 1997, the Company entered into a series of agreements with Ceres, Inc. ("Ceres"), a company specializing in the field of agricultural biotechnology. The partnership consisted of three parts: (1) the granting to the Company of an approximately 20% equity interest in Ceres; (2) an agreement for sequencing and bioinformatics services to be provided by the Company for which Ceres made quarterly payments and issued additional equity to the Company; and (3) an exclusive license agreement under which the Company and Ceres providing access to each other, on a royalty-free basis, to certain of their technologies for applications in the other party's field. After being extended several times, the research services agreement expired at the end of 2000. Ceres completed further rounds of financing in 1998, 2000 and. The Company did not participate in these financings and its percentage equity interest in Ceres has consequently fallen to below 10%.

    In July 1997, the Company entered into a strategic alliance with Abbott Laboratories in the field of pharmacogenomics for the development of genetic markers and diagnostic tests for the analysis of drug response. The strategic alliance is comprised of three parts: (1) a subscription agreement; (2) an exclusive 18 month research and license agreement for the development of genetic markers and discovery of genes associated with drug response to and side effects of an Abbott drug for the treatment of asthma, Zyflo[TM] (zileuton); and (3) an exclusive collaboration for the marketing and development of pharmacogenomics research programs and of diagnostic systems based on the results of pharmacogenomics research. The Company received research funding under the research and license agreement, and may receive clinical milestone payments and royalties if Abbott uses the results of the pharmacogenomics research to develop and market diagnostic products in conjunction with Zyflo[TM]. Pursuant to the subscription agreement and subsequent amendments thereto, Abbott made an equity investment in the Company in September 1997 of 9.103 million euros. Pursuant to the exercise by the Company of its put option, Abbott purchased an additional $ 10 million of the Company's equity in March 2000, buying 54,763 shares at a price per share of
188.33 euros.

    In September 1996, the Company entered into a strategic alliance with Janssen Pharmaceutica N.V, an affiliate of Johnson & Johnson, for the discovery of genes associated with schizophrenia. The term of the agreement was originally for a period of two years, commencing on September 26, 1996. The parties amended their agreement to continue research through July 31, 2000. Pursuant to the agreement, as amended, Janssen has an exclusive license to develop and commercialize pharmaceutical products based on any genes identified as being associated with schizophrenia. In exchange, Janssen funded the Company's research and is obligated to pay clinical milestones and royalties on any products developed by Jannsen using the results delivered by the Company. In addition, Janssen has an option to obtain a comparable license to certain other results the Company may generate using the genes identified during the research collaboration. In anticipation of the agreement, on May 10, 1996, Johnson & Johnson Development Corporation purchased 119,900 shares of the Company for 3.050 million euros.

Exchange controls and other limitations affecting security holders

    Under current French exchange control regulations, there are no limitations on the amount of payments that may be remitted by a French company to non-French residents. Laws and regulations concerning foreign exchange controls do require, however, that all payments on transfers of funds made by a French resident to a non-resident be handled by an accredited intermediary. In France, all registered banks and substantially all credit establishments are accredited intermediaries.

Ownership of ADSs or shares by non-French residents

    Under French law, there is no limitation on the right of non-French residents or non-French security holders to own or, when applicable, to vote securities of a French company.

    A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union obtain an autorisation prealable, or prior authorization, prior to acquiring a controlling interest in a French company. However, both E.U. and non-E.U. residents must file a declaration administrative, or administrative notice, with French authorities in connection with the acquisition of a controlling interest or an increase of controlling interest in any French company. Under existing administrative rulings, ownership of 20% or more of a listed company's share capital or voting rights is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party's intentions, its ability to elect directors or financial reliance by the French company on the acquiring party).

Other

    For other limitations affecting shareholders, see "-- Form, holding and transfer of shares" and "-- Requirements for holdings exceeding certain percentages".

Taxation

French taxation

    The following is a general summary of the material French tax consequences of owning and disposing of shares for a holder who is not a French tax resident and does not hold the shares in connection with a business conducted in France. The statements relating to French tax laws set out below are based on the laws in force as of the date hereof, and are subject to any changes in applicable French tax laws or in any applicable double taxation conventions or treaties with France occurring after such date.

    This discussion is intended only as a descriptive summary and does not purport to be a complete analysis or list of all potential tax effects of the purchase or ownership of the shares.

    Potential purchasers of shares are urged to consult their own tax advisers concerning the consequences of ownership and disposal of shares.

Taxation on sale or disposal of shares

    Subject to the provisions of any relevant double tax treaty, persons who are not French residents for the purpose of French taxation (as well as, under certain conditions, foreign states, international organizations and certain foreign public bodies) and who have held not more than 25%, directly or indirectly, alone or with relatives, of the dividend rights ("benefices sociaux") of the Company at any time during the preceding five years, are not generally subject to any French income tax or capital gains tax on any sale or disposal of shares.

    If a transfer of shares is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and therefore to a 1% registration duty assessed on the higher of the purchase price and the market value of the shares (subject to a maximum assessment of FF 20,000 per transfer), provided that, under certain circumstances, no duty is due if such written share transfer agreement is executed outside France.

Taxation of dividends

    In France, dividends are paid out of after-tax income. French residents are entitled to a tax credit, known as the avoir fiscal.

    The amount of the avoir fiscal is generally equal to:

        - 50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

        - 25% of the dividend paid for the other shareholders who use the avoir fiscal in 2001, and 15% of the dividend paid for such other shareholders who will use the avoir fiscal as of January 1, 2002.

    In addition, if the distribution of dividends by us gives rise to the precompte, shareholders entitled to the avoir fiscal at the rate of 25%, and then 15%, will generally be entitled to an additional amount of avoir fiscal equal to:

        - 50% of the precompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 25%; and

        - 70% of the precompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 15%.

    As indicated below, the precompte is a tax which is paid by French companies when they distribute dividends out of certain profits (see paragraph below relating to the precompte).

    Under French domestic law, dividends paid to non-residents are normally subject to a 25% French withholding tax and non-residents are not eligible for the benefit of the avoir fiscal. Under most tax treaties entered into between France and other countries, such withholding tax may, subject to certain conditions, be reduced and give rise in such other country to a tax credit of the amount of the tax withheld or, in the case of certain tax treaties, be eliminated.

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

Estate and gift tax

    Generally, France imposes estate and gift tax where an individual or an entity acquires shares of a French company by inheritance or gift from a non-resident of France. France has entered into estate and gift tax treaties with a number of countries pursuant to which, assuming certain conditions are met, residents of the treaty countries may be exempted from such tax or obtain a tax credit. Prospective investors in shares should consult their own advisors concerning the applicability of French estate and gift tax to their shareholding in the Company and the availability of, and the conditions for claiming exemption or tax credit under such a treaty.

Wealth tax

    In the absence of a more favorable tax treaty, the French wealth tax (impot de solidarite sur la fortune) does not generally apply to non-French resident individual investors owning directly or indirectly less than 10% of the Company's share capital.

Taxation of US investors

    The following is a general summary of the material United States federal income tax and French tax consequences to a beneficial owner of one or more ADSs or shares (a) who owns, directly, indirectly or through attribution, less than 10% of the share capital of the Company, (b) who is (i) a citizen or individual resident of the United States for United States federal income tax purposes, (ii) a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate whose income is subject to United States federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of such trust, (c) who is entitled to Treaty (as defined below) benefits under the "Limitation on Benefits" provisions contained in the Treaty, as discussed below (a "U.S. Holder"), (d) who hold the ADSs or shares as capital assets and (e) whose functional currency is the U.S. dollar. Certain holders (including, but not limited to, United States expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers and persons holding the ADSs or shares as part of a straddle, hedging conversion transaction) may be subject to special rules not discussed below. Because this is a general summary, U.S. Holders are advised to consult their own tax advisors with respect to the ownership and disposition of ADSs and shares.

    The statements of United States and French tax laws set forth below assume that each obligation in the Deposit Agreement and any related agreement will be performed in accordance with its terms and are based on United States and French laws and the double taxation conventions between the United States and France in force, and on the practice of the French tax authorities, as of the date hereof, and as a consequence are subject to any changes in such laws, conventions or practice occurring after such date. In this regard, we refer to the income tax treaty currently in force between the United States and France, the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (the "Treaty"), entered into force on December 30, 1995 and the French tax authorities issued tax regulations regarding the Treaty application (the "Regulations").

    For purposes of the Treaty and the United States Internal Revenue Code of 1986, as amended (the "Code"), U.S. Holders of ADRs will be treated as owners of the ADSs evidenced thereby and the shares represented by such ADSs and the discussion of United States federal income tax consequences to holders of ADSs applies equally to holders of shares, and the discussion applicable to shares is equally applicable to ADSs.

Taxation of dividends

    In France, dividends are paid out of after-tax income. French residents are entitled to a tax credit, known as the avoir fiscal.

    The amount of the avoir fiscal is generally equal to:

        - 50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or

        - 25% of the dividend paid for the other shareholders who use the avoir fiscal in 2001, and 15% of the dividend paid for such other shareholders who will use the avoir fiscal as of January 1, 2002.

    In addition, if the distribution of dividends by us gives rise to the precompte, shareholders entitled to the avoir fiscal at the rate of 25%, and then 15%, will generally be entitled to an additional amount of avoir fiscal equal to:

        - 50% of the precompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 25%; and

        - 70% of the precompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 15%.

    As indicated below, the precompte is a tax which is paid by French companies when they distribute dividends out of certain profits (see paragraph below relating to the precompte).

    Under French domestic law, dividends paid to non-residents are normally subject to a 25% French withholding tax and non-residents are not eligible for the benefit of the avoir fiscal.

    Under the Treaty, the rate of French withholding tax on dividends paid to a U.S. Holder whose ownership of the ADSs or shares is not effectively connected with a permanent establishment or a fixed base in France is reduced to 15%. Dividends paid to an Eligible U.S. Holder as defined below will be immediately subject to the reduced rate of 15%, provided that such holder establishes before the date of payment that such holder is a resident of the United States under the Treaty in accordance with the procedures described below. An Eligible U.S. Holder would also be entitled to a payment equal to the avoir fiscal, less a 15% withholding tax. As noted below, such payment will not be made to an Eligible U.S. Holder until after the close of the calendar year in which the dividend was paid and only upon receipt by the French tax authorities of a claim made by the Eligible U.S. Holder for such payment in accordance with the procedures set forth below.

    An Eligible U.S. Holder is a U.S. Holder whose ownership of ADSs or shares is not effectively connected with a permanent establishment or fixed base in France, and who is (i) an individual or other non-corporate holder that is a resident of the United States as defined pursuant to the provisions of the Treaty, (ii) a United States corporation, other than a regulated investment company, (iii) a United States corporation which is a regulated investment company only if less than 20% of its shares are beneficially owned by persons who are neither citizens nor residents of the United States or (iv) a partnership or trust that is treated as a resident of the United States as defined pursuant to the provisions of the Treaty, but only to the extent that its partners, beneficiaries or grantors would qualify under clause (i) or (ii) above.

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

    Dividends paid to an Eligible U.S. Holder will be subject to the reduced withholding tax rate of 15% at the time the dividend is paid if (i) such holder duly completes and provides the French tax authorities with Treasury Form RF 1 A EU-NO. 5052 (the "Form") before the date of payment of the relevant dividend together with, if such Eligible U.S. Holder is not an individual, an affidavit attesting that it is the beneficial owner of all the rights attached to the full ownership of the ADSs or shares, including, but not limited to dividend rights, or (ii) if completion of the Form is not possible prior to the payment of dividends, such holder duly completes and provides the French tax authorities with a simplified certificate (the "Certificate") stating that (a) such holder is a U.S. resident as defined pursuant to the provisions of the Treaty, (b) such holder's ownership of the ADSs or shares is not effectively connected with a permanent establishment or fixed base in France, (c) such holder owns all the rights attached to the full ownership of the ADSs or shares, including but not limited to dividend rights,
(d) such holder meets all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the French avoir fiscal, and (e) such holder claims the reduced rate of withholding tax and payment of the French avoir fiscal. Dividends paid to a U.S. Holder that is not entitled to the avoir fiscal (i.e., not an Eligible U.S. Holder) or to an Eligible U.S. Holder that has not filed a completed Form or Certificate before the dividend payment date will be subject to French withholding tax at the rate of 25%. Such holder may claim a refund of the excess withholding tax and an Eligible U.S. Holder may claim the avoir fiscal by completing and providing the French tax authorities with the Form before December 31st of the year following the end of the calendar year during which the dividend is paid. U.S. Pension Funds and Other Tax-Exempt Entities are subject to the same general filing requirements as Eligible U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

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

    For United States federal income tax purposes, the gross amount of a dividend and the amount of the avoir fiscal paid to a U.S. Holder, including any French withholding tax thereon, will be included in gross income as ordinary dividend income in the year each such payment is received (which, in the case of a U.S. Holder of ADRs, will be the date of receipt by the Depositary) to the extent paid or deemed paid out of the Company's current or accumulated earnings and profits as calculated for United States federal income tax purposes. No dividends received deduction will be allowed with respect to dividends paid by the Company. Such dividends will generally constitute foreign source "passive" or (in the case of certain holders) "financial services" income for foreign tax credit purposes. The amount of any dividend paid in French francs or euros, including the amount of any French taxes withheld therefrom, will be equal to the dollar value of the French francs or euros on the date such dividend is included in income (which, for a U.S. Holder of ADRs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder will generally be required to recognize a United States source ordinary income or loss upon the sale or disposition of French francs or euros, unless such U.S. Holder converts the foreign currency on the date of receipt. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss, upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the Treaty rate of 15%. Such foreign currency gain or loss generally will be United States source ordinary income or loss.

    French withholding tax imposed at the Treaty rate of 15% on dividends paid by the Company and on any related payment of the avoir fiscal is treated as payment of a foreign income tax and, subject to certain conditions and limitations, may be taken as a credit against such U.S. Holder's United States federal income tax liability.

Precompte

    Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution and which give rise to the avoir fiscal are subject to a tax known as the precompte. The precompte is paid by the distributing company to the French tax authorities and is generally equal to one-half of the nominal dividend distributed.

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

    For United States federal income tax purposes, the amount of the precompte paid to a U.S. Holder will generally be included in gross income as ordinary dividend income in the year such payment is received. Such amounts will generally constitute foreign source "passive" or (in the case of certain holders) "financial services" income for foreign tax credit purposes. The amount of any precompte paid in French francs or euros, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the French francs or euros on the date such precompte is included in income (which, for a U.S. Holder of ADRs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder will generally be required to recognize a United States source ordinary income or loss upon the sale or disposition of French francs or euros.

Taxation of capital gains

    A U.S. Holder who is a resident of the United States as defined pursuant to the provisions of the Treaty will not be subject to French tax on any capital gain from the sale or exchange of ADSs or shares unless these ADSs or shares form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France. Special rules apply to individuals who are residents of more than one country.

    The deposit or withdrawal of shares by U.S. Holders under the Deposit Agreement will not be subject to United States federal income tax. In general, for United States federal income tax purposes, a U.S. Holder will recognize a capital gain or loss on the sale or exchange of ADSs or shares in the same manner as on the sale or exchange of any other shares held as capital assets. Such gain or loss, if any, generally will be United States source gain or loss and will be treated as long-term capital gain or loss if the ADSs or shares have been held for more than one year. In the case of a U.S. Holder who is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

French estate and gift taxes

    Pursuant to "The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978," a transfer of shares or ADSs by gift or by reason of the death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to French tax unless (i) the donor or the transferor is domiciled in France at the time of making the gift, or at the time of his or her death, or (ii) the shares or ADSs were used in, or held for use in, the conduct of a business through a permanent establishment or fixed base in France.

French wealth tax

    The French wealth tax does not generally apply to a U.S. Holder who is a resident of the United States as defined pursuant to the provisions of the Treaty.

Information reporting and backup withholding

    In general, information reporting requirements will apply to dividends paid in respect of ADSs or shares and the proceeds received in the sale, exchange or redemption of the ADSs or shares by a non-corporate U.S. Holder, and a backup withholding tax of 30.5% for 2001 (gradually reducing to 28% by the year 2006) may apply to such amounts if the U.S. Holder fails to provide an accurate tax identification number or certificate of foreign status and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must file Internal Revenue Service Form W-9 ("Request for Taxpayer Identification Number and Certification"). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S.

related financial intermediaries. Finalized Treasury regulations have generally expanded the circumstances under which U.S. information reporting and backup withholding may apply. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability. A Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information. Holders of ADSs or shares should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Dividends and paying agents

    Not applicable.

Statements by experts

    Not applicable.

Documents on display

    The documents referred to in this Annual Report can be read at the U.S. Securities and Exchange Commission's public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at their regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511.

Subsidiary information.

    Not applicable.

      Item 11. Quantitative and Qualitative Disclosures About Market Risk

Currency exchange rate sensitivity

    We publish our consolidated financial statements in euros and the majority of our expenses are and will for the foreseeable future continue to be denominated in euros or euro-based currencies. The majority of our revenues, however, have until recently and may continue to be denominated in U.S. dollars. A strengthening or weakening of the euro against the U.S. dollar could therefore significantly affect our results of operations. We have significant U.S. dollar denominated expenses that partially limit our exposure to fluctuations between the euro and the U.S. dollar. These include the expenses of our U.S. subsidiary Genset Corporation, as well as U.S. dollar denominated payment obligations of Genset S.A. pursuant to numerous contracts entered into with non-French entities.

    In addition to the euro and the U.S. dollar, the other primary functional currencies for our operations are the Japanese yen, the Singapore dollar, the British pound and the Australian dollar. The differences between expenses and revenues in each of these currencies remain relatively small; we therefore do not expect that a strengthening or weakening of the euro against these other currencies would have a material impact on our financial results.

    Our balance sheet may also be affected by exchange rate fluctuations as a result of variations in the euro value of assets denominated in other currencies. As at December 31, 2000, approximately 20.5% of our consolidated total assets were denominated in currencies other than euros, principally U.S. dollars.

Interest rate sensitivity

    Excluding our convertible bond issuance of June 2000, which accrues interest at a fixed rate of 4.5% annually through January 1, 2004, our cash and cash equivalent balances are significantly greater than our debt. Consequently, the principal risk currently associated with interest rate fluctuations is that interest income could decrease as a result of a decrease in interest rates. As our net cash and cash equivalent balance decreases, the net effect of such a decrease in interest rates also diminishes.

    Our long-term debt bears interest at fixed rates between 4.25% and 8.25%.

              Item 12. Description of Securities to be Registered

                                Not applicable.

                                    PART II

            Item 13. Defaults, Dividend Arrearages and Delinquencies

    To Genset's knowledge, there has been no material default in the payment of principal or interest or any other material default not cured within 30 days relating to indebtedness of Genset or any of its subsidiaries.

Item 14. Material Modifications to the Rights of Security Holders and Use of
                                    Proceeds

                                Not applicable.

                                    PART III


                              Item 15. [Reserved.]



                              Item 16. [Reserved.]



                         Item 17. Financial Statements

                                Not applicable.

                         Item 18. Financial Statements

Report of Independent Auditors ...........................................   F-1
Consolidated Statements of Operations for the Years Ended December 31,
  1998, 1999 and 2000.....................................................   F-2
Consolidated Balance Sheets as of December 31, 1999 and 2000 .............   F-3
Consolidated Statement of Cash Flows for the Years Ended December 31,
  1998, 1999 and 2000.....................................................   F-5
Consolidated Statement of Changes in Shareholders' Equity for the Years
  Ended December 31, 1998, 1999 and 2000..................................   F-6
Notes to the Consolidated Financial Statements ...........................   F-7

                               Item 19. Exhibits

1.1 P        Statuts of Genset S.A., as amended through March 31, 2001

2.1*         Definitive Transaction Notice dated June 7, 2000 Made Available to the French Public upon the Issue and Listing on the
             Nouveau Marche of a Loan of 49,103,062 Euros, which may be Increased to 55,588,404 Euros, represented by Bonds
             Convertible into and/or Exchangeable for New or Existing Shares with a Principal Value per Bond of 94 Euros

2.2**        Amended and Restated Deposit Agreement, dated as of April 10, 1998, among Genset, the Bank of New York as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder

4.1 P        Amendment No. 1 to the Amended and Restated Investors' Rights Agreement, dated as of April 18, 2001, among Ceres,
             Inc., Genset and the other investors in Ceres, Inc.

4.2+ P       Third Amended and Restated Right of First Refusal and Co-Sale Agreement dated as of March 14, 2001, among Ceres, Inc., certain founders of Ceres, Inc., Genset and the other investors in Ceres, Inc.

4.3 P        Amended and Restated Investors' Rights Agreement dated as of March 14, 2001, among Ceres, Inc., Genset and the other investors in Ceres, Inc.

4.4+ P       Settlement Agreement dated as of March 29, 2001 between Genset S.A. and Abbott Laboratories

4.5+ P       Amended and Restated Technology License Agreement dated as of October 19, 2000 between Genset S.A. and Ceres, Inc.

4.6*         First Supplement effective as of May 31, 2000 to the Research and License Agreement dated as of October 2, 1998 between Genset S.A. and Pharmacia and Upjohn Company

4.7*         Research Collaboration Agreement effective as of April 3, 2000 between Genset S.A. and Sanofi-Synthelabo S.A.

4.8*         Research and License Agreement dated February 15, 2000 between Genset S.A. and Abbott Laboratories

4.9*         Genomics License Agreement dated September 30, 1999 between Genset S.A. and Genetics Institute, Inc.

4.10+ P      Amended & Restated Agreement effective as of August 1, 1999 between Genset S.A. and Janssen Pharmaceutica

4.11***      Amendment dated April 8, 1997 to the Commercial Lease between the Company and S.N.E.C.M.A.

4.12***      Commercial Lease, dated March 26, 1996, between the Company and S.N.E.C.M.A.

8.1          Subsidiaries of Genset (see "Item 4. Information on Genset - Organizational Structure)

---------------

+ Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission
P Filed concurrently with the Securities and Exchange Commission in paper format under cover of Form SE

* Incorporated by reference from the 1999 Annual Report on Form 20-F filed with the SEC on June 30, 2000

** Incorporated by reference from the Registration Statement on Form F-6 filed with the SEC on March 8, 2001

*** Incorporated by reference from the 1998 Annual Report on Form 20-F filed with the SEC on June 30, 1999

                                   SIGNATURES

    The registrant certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.
Date: June 26, 2001

                             GENSET
                             By: /S/ Andre Pernet
                                _______________________

                                Name: Andre Pernet
                                Title: Chairman and Chief Executive Officer

Report of Independent Auditors

To the directors and shareholders of Genset, S.A. :

We have audited the accompanying consolidated balance sheets of Genset, S.A. and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of operations, comprehensive loss, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



/s/ Jean-Yves Jegourel
_______________________

Ernst & Young Audit

Paris, France
February 24, 2001

Consolidated Statements of Operations
(audited)
(Amounts in thousands, except per share data)


                                                                                                    Year ended December 31,
                                                                                             --------------------------------------
                                                                                              2000       2000      1999       1998
                                                                                            -------    -------    -------   -------
                                                                                              US$        Euro      Euro       Euro
Research and development revenues .......................................................    16,285     17,346     19,406    21,297
Oliogonucleotide sales ..................................................................    11,717     12,481      8,290     5,614
                                                                                            -------    -------    -------   -------
 Total revenues .........................................................................    28,002     29,827     27,696    26,911
                                                                                            -------    -------    -------   -------
Research and development expenses .......................................................   (39,712)   (42,301)   (42,423)  (33,732)
Cost of goods sold ......................................................................    (7,154)    (7,620)    (3,457)   (2,667)
Selling and marketing expenses ..........................................................    (2,302)    (2,452)    (1,462)   (1,229)
General and administrative expenses .....................................................   (12,838)   (13,675)   (10,513)   (8,689)
                                                                                            -------    -------    -------   -------
 Total operating expenses ...............................................................   (62,006)   (66,048)   (57,855)  (46,317)
                                                                                            -------    -------    -------   -------
 Loss from operations ...................................................................   (34,004)   (36,221)   (30,159)  (19,406)
                                                                                            -------    -------    -------   -------
Interest income .........................................................................     2,351      2,504      1,347     2,268
Interest expense ........................................................................    (2,027)    (2,159)      (529)     (559)
Foreign exchange gain (loss) ............................................................      (278)      (296)     2,984      (889)
Other income ............................................................................        89         94        153     2,478
Equity in income (loss) of affiliated companies .........................................         8          9       (756)   (1,298)
                                                                                            -------    -------    -------   -------
 Loss before income tax, minority interests and cumulative effect of change in
 accounting principle ...................................................................   (33,861)   (36,069)   (26,960)  (17,406)
                                                                                            -------    -------    -------   -------
Income tax benefit ......................................................................     2,258      2,405      4,945     2,687
Minority interest .......................................................................       (87)       (93)       (95)        2
Cumulative effect of change in accounting principle .....................................      (589)      (628)
                                                                                            -------    -------    -------   -------
 Net loss ...............................................................................   (32,279)   (34,385)   (22,110)  (14,717)
                                                                                            =======    =======    =======   =======
Loss per ordinary share .................................................................     (4.08)     (4.35)     (2.97)    (2.02)
Loss per ordinary share - basic and diluted before cumulative effect of change in
  accounting principle...................................................................     (4.01)     (4.27)     (2.97)    (2.02)
Weighted average number of ordinary shares outstanding ..................................     7,910      7,910      7,452     7,293
Loss per ADS (American Depositary Share) ................................................     (1.36)     (1.45)     (0.99)    (0.67)
Weighted average number of equivalent ADSs outstanding ..................................    23,730     23,730     22,356    21,879


              Consolidated Statements of Comprehensive Loss


                                                                                                   Period ended December 31,
                                                                                             --------------------------------------
                                                                                              2000       2000      1999       1998
                                                                                            -------    -------    -------   -------
                                                                                              US$        Euro      Euro       Euro
 Net loss ...............................................................................   (32,279)   (34,385)   (22,110)  (14,717)
Foreign currency translation adjustment .................................................     1,156      1,232       (530)       42
Net unrealized losses on available for sale securities ..................................      (335)      (357)
                                                                                            -------    -------    -------   -------
 Comprehensive Net loss .................................................................   (31,458)   (33,510)   (22,640)  (14,675)
                                                                                            =======    =======    =======   =======


See notes to consolidated financial statements.

Certain prior year amounts have been reclassified to conform to the current year presentation.

The financial information expressed in US $ and euros is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on December 29, 2000 which was US$ 0.9388 for each euro.

Consolidated Balance Sheets
(audited)
(Amounts in thousands)

                                                                                                                     December 31,
                                                                                                           2000       2000     1999
                                                                                                        -------    -------   ------
                                                                                                            US$       Euro     Euro
Current Assets:
 Cash and cash equivalents..........................................................................     63,605     67,752   21,148
 Accounts receivable, net...........................................................................      5,958      6,346    8,472
 Receivable from affiliates.........................................................................        578        615      595
 Receivable from State .............................................................................      7,927      8,443    7,521
 Inventory..........................................................................................      1,391      1,482    1,267
 Prepaid expenses and other current assets..........................................................      4,104      4,371    1,778
   Total current assets.............................................................................     83,563     89,009   40,781
Property and equipment, net.........................................................................     22,265     23,716   24,904
                                                                                                        -------    -------   ------
Other assets:
 Research and development tax credit receivable, less current portion...............................      9,641     10,269   10,643
 Intangibles Net (less accumulated amortization of 1,879 euros in 2000 and 1,066 euros in 1999).....      1,998      2,128    1,152
 Other long term assets.............................................................................      6,016      6,409    3,466
                                                                                                        -------    -------   ------
   Total assets.....................................................................................    123,483    131,531   80,946
                                                                                                        =======    =======   ======



See notes to consolidated financial statements.

Certain prior year amounts have been reclassified to conform to the current year presentation.

The financial information expressed in U.S.$ and euros is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on December 29, 2000 which was USD 0.9388 for each euro.

Consolidated Balance Sheets
(Continued)

(audited)
(Amounts in thousands)


                                                                                                                    December 31,
                                                                                                         2000      2000       1999
                                                                                                       -------    -------   -------
                                                                                                         US$       Euro       Euro
Current liabilities:
 Current portion of long term debt.................................................................      1,983      2,113     2,851
 Current portion of capital lease obligation ......................................................        319        340       299
 Accounts payable..................................................................................     13,259     14,123    13,562
 Accrued expenses .................................................................................      2,622      2,793     2,221
 Deferred revenues ................................................................................        639        680     1,998
                                                                                                       -------    -------   -------
   Total current liabilities.......................................................................     18,822     20,049    20,931
                                                                                                       -------    -------   -------
Long-term debt, less current portion...............................................................      2,991      3,185     4,315
Convertible Bonds..................................................................................     53,381     56,860
Capital lease obligation, less current portion.....................................................        444        473       612
                                                                                                       -------    -------   -------
   Total long term liabilities.....................................................................     56,816     60,518     4,927
                                                                                                       -------    -------   -------
Minority interest..................................................................................        558        594       460
Shareholders' equity:
 Common stock, euros 3 nominal value; 8,104,850 and 7,479,606 shares issued and outstanding -
   December 31, 2000 and December 31, 1999, respectively...........................................     22,826     24,315    22,439
 Additional paid-in capital........................................................................    107,201    114,189    87,957
 Accumulated deficit...............................................................................    (81,820)   (87,154)  (52,769)
 Less advances by the Company to fund employees' exercise of options...............................       (284)      (303)     (321)
 Deferred compensation ............................................................................     (1,010)    (1,076)   (2,202)
 Other comprehensive income .......................................................................        374        399      (476)
                                                                                                       =======    =======   =======
   Total shareholders' equity .....................................................................     47,287     50,370    54,628
                                                                                                       -------    -------   -------
   Total liabilities and shareholders' equity......................................................    123,483    131,531    80,946
                                                                                                       =======    =======   =======


See notes to consolidated financial statements.

Certain prior year amounts have been reclassified to conform to the current year presentation.

The financial information expressed in U.S.$ and euros is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on December 29, 2000 which was USD 0.9388 for each euro.

Consolidated Statements of Cash Flows
(Audited)
(Amounts in thousands)


                                                                                                    Year ended December 31,
                                                                                              2000       2000      1999       1998
                                                                                            -------    -------    -------   -------
                                                                                              US$        Euro      Euro       Euro
Cash flows from operating activities :
Net loss ................................................................................   (32,279)   (34,385)   (22,110)  (14,717)
Adjustments to reconcile net loss to net cash used in operating activities :
 Depreciation and amortization of property and equipment and intangibles ................     5,708      6,080      6,222     3,890
 Stock compensation expense .............................................................       919        979      1,302     1,122
 Non cash R&D ...........................................................................    (2,948)    (3,139)      (716)   (1,564)
 Equity in loss of affiliated companies .................................................        (8)        (9)               1,298
 Gain on sale of stocks by equity investee ..............................................                                    (2,312)
 Goodwill amortization ..................................................................        71         75                  646
 Provisions .............................................................................        10         11         26
 Minority interests .....................................................................       126        134        116       344
 Increase (decrease) in cash from :
   Accounts receivable - trade...........................................................     1,877      1,999     (2,784)   (3,356)
   Accounts receivable - affiliates......................................................       (19)       (20)     1,330    (1,947)
   State receivable......................................................................      (516)      (549)    (5,909)   (2,080)
   Inventory.............................................................................      (205)      (219)      (197)     (443)
   Prepaid expenses and other current assets.............................................      (495)      (527)      (125)      (61)
   Accounts payable......................................................................      (442)      (471)     3,239     4,826
   Accounts affiliates...................................................................
   Accrued expenses......................................................................     1,730      1,843        463       411
   Deferred revenue......................................................................    (1,236)    (1,317)       249       133
   Other.................................................................................       166        177        (45)     (172)
                                                                                            -------    -------    -------   -------
    Net cash used in operating activities ...............................................   (27,541)   (29,338)   (18,939)  (13,982)
                                                                                            -------    -------    -------   -------
Cash flows from investing activities:
 Proceeds from sales of short term investments ..........................................       340        363                   43
 Purchase of investments ................................................................
 Purchases of property and equipment ....................................................    (3,252)    (3,464)    (5,377)  (11,651)
 Payment of patent development costs and acquisition of other intangibles ...............                                      (520)
 Others .................................................................................    (1,583)    (1,686)      (880)      (13)
                                                                                            -------    -------    -------   -------
   Net cash used in investing activities.................................................    (4,495)    (4,787)    (6,257)  (12,141)
                                                                                            -------    -------    -------   -------
Cash flows from financing activities :
 Proceeds from loans ....................................................................       949      1,011                4,573
 Proceeds from convertible bonds ........................................................    52,186     55,588
 Convertible bonds issuance costs .......................................................    (1,936)    (2,062)
 Repayment of loans .....................................................................    (2,677)    (2,851)    (3,260)   (3,010)
 Principal payments on capital lease obligations ........................................      (158)      (168)      (230)     (222)
 Cash proceeds from sale of common stock ................................................    26,525     28,254        721     4,528
                                                                                            -------    -------    -------   -------
   Net cash provided by financing activities.............................................    74,889     79,772     (2,769)    5,869
                                                                                            -------    -------    -------   -------
Effect of exchange rate changes on cash and cash equivalents ............................       898        957     (1,091)      110
Net increase (decrease) in cash and cash equivalents ....................................    43,751     46,604    (29,056)  (20,142)
Cash and cash equivalents, beginning of period ..........................................    19,854     21,148     50,204    70,346
                                                                                            -------    -------    -------   -------
Cash and cash equivalents, end of period ................................................    63,605     67,752     21,148    50,204
                                                                                            =======    =======    =======   =======


See notes to consolidated financial statements.

The financial information expressed in U.S.$ and euros is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on December 29, 2000 which was USD 0.9388 for each euro.

Consolidated Statements of Shareholders' Equity
(Audited)
(amounts in thousands of euros, except share data)


                           Ordinary Shares     Additional                                                      Other        Share-
                          ------------------     Paid-in     Accumulated    Advances to      Deferred      Comprehensive   Holders'
                          Shares*     Amount     Capital       Deficit     Shareholders    Compensation       Income        Equity
                         ---------    ------   ----------    -----------   ------------    ------------    -------------   --------
                         ---------    ------     -------       -------         ----           ------           -----        -------
At January 1, 1998 ...   7,189,087    18,631     104,652       (37,212)         (91)          (1,759)             12         84,233
                         =========    ======     =======       =======         ====           ======           =====        =======
Exercise of stock
  options from E4.39
  to E59.46 per share      130,719       339       2,824                                                                      3,163
Exercise of warrants
  from E4.39 to
  E38.11 per share....      99,900       259       1,064                                                                      1,323
Exercice of options
  and warrants funded
  by advances to
  shareholders........                                                           56                                              56
Accumulated deficit
  moved to APIC                                  (21,269)       21,269
Deferred compensation
  arising from stock
  option grants.......                             2,776                                      (2,776)
Subscription of
  warrants............                                20                                                                         20
Amortization of
  deferred
  compensation........                                                                         1,122                          1,122
Translation
  adjustment..........                                                                                            42             42
Net loss .............                                         (14,716)                                                     (14,716)
                         ---------    ------     -------       -------         ----           ------           -----        -------
At December 31, 1998 .   7,419,706    19,229      90,067       (30,659)         (35)          (3,413)             54         75,243
                         =========    ======     =======       =======         ====           ======           =====        =======
Exercise of stock
  options from E4.39
  to E34.30 per share       59,900       175         828                                                                      1,003
Exercise of warrants
  from E4.39 to
  E38.11 per share...
Exercice of options
  and warrants funded
  by advances to
  shareholders........                                                         (286)                                           (286)
Deferred compensation
  arising from stock
  option grants.......                                93                                         (93)
Subscription of
  warrants............                                 4                                                                          4
Conversion of nominal
  value from FF17 to
  E3..................                 3,035      (3,035)
Amortization of
  deferred
  compensation........                                                                         1,304                          1,304
Translation
  adjustment..........                                                                                          (530)          (530)
Net loss .............                                         (22,110)                                                     (22,110)
                         ---------    ------     -------       -------         ----           ------           -----        -------
At December 31, 1999 .   7,479,606    22,439      87,957       (52,769)        (321)          (2,202)           (476)        54,628
                         =========    ======     =======       =======         ====           ======           =====        =======
Exercise of stock
  options from E4.39
  to E68.45 per share      553,731     1,662      15,010                                                                     16,672
Exercise of warrants
  from E4.39 to
  E87.51 per share....      16,750        50       1,213                                                                      1,263
Capital increase .....      54,763       164      10,149                                                                     10,313
Exercice of options
  and warrants funded
  by advances to
  shareholders........                                                           18                                              18
Deferred compensation
  arising from stock
  option grants.......                              (148)                                        148
Subscription of
  warrants............                                 8                                                                          8
Amortization of
  deferred
  compensation........                                                                           978                            978
Translation
  adjustment..........                                                                                         1,232          1,232
Change in value of
  available for sale
  securities..........                                                                                          (357)          (357)
Net loss .............                                         (34,385)                                                     (34,385)
                         ---------    ------     -------       -------         ----           ------           -----        -------
At December 31, 2000 .   8,104,850    24,315     114,189       (87,154)        (303)          (1,076)            399         50,370
                         =========    ======     =======       =======         ====           ======           =====        =======
At December 31, 2000
  (in thousands of $).                22,826     107,201       (81,820)        (284)          (1,010)            374         47,287
                                      ======     =======       =======         ====           ======           =====        =======


See notes to consolated financial statements.

The financial information expressed in U.S.$ and euros is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on December 29, 2000 which was USD 0.9388 for each euro.

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

    The consolidated financial statements include the financial statements of Genset and all significant subsidiaries which are effectively controlled, either directly or indirectly, by Genset.

    Companies over which Genset exercises significant influence are accounted for using the equity method.

                                                                                                 Percentage of        Consolidation
Name of Investee                           Headquarters                                              Ownership               method
-----------------------------------------------------------------------------------------------------------------------------------
Subsidiaries
Genset Corp                                10665 Sorrento Valley Road
                                           San Diego, CA 92121, USA                                       100%        consolidation
                                           SCB #3 - Kyoto Research Park
                                           1 Awata-cho Chudoji
Genset KK                                  Shimogyo-Ku, Kyoto 600-8815, Japan                             100%        consolidation
Genset Singapore                           The Alpha bldg #04-28                                        52.60%        consolidation
                                           Singapore Science Park II
Biotechnology Pte Ltd                      10 Science Park Road, Singapore 117684
                                           300 Queen Street, Brisbane, Queensland,
Genset Pacific(1)                          4000 Australia                                                  75%        consolidation
                                           27, New Bond Street,
Genset Biotechnology Limited(2)            London W1Y 9, England                                          100%        consolidation

Affiliates                                 c/o Royal College of Surgeons in Ireland
                                           123 St Stephen's Green
Surgen Ltd                                 Dublin 2, Ireland                                            50.00%        equity method
-----------------------------------------------------------------------------------------------------------------------------------


(1) The Company acquired 75% of Genset Pacific's equity on January 18, 2000. The Company purchased 562,500 shares for an amount of 562,500 Australian dollars. The goodwill of 300,581 Australian dollars is amortized over a four year period.
(2) Genset Biotechnology Limited was created in 2000.

    All intercompany accounts and transactions of consolidated companies have been eliminated. The fiscal year-end is December 31, 2000 for all subsidiaries and affiliates.

    Effective July 1, 1999, Genset changed the method of accounting for its investment in Ceres from equity method to cost, because the Company no longer has a significant influence on Ceres. The carrying value of the investment in Ceres as of June 30, 1999 was 2.844 million euros. The Company's percentage equity interest in Ceres is approximately 10% as of December 31, 2000.

    The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on December 29, 2000 which was US$ 0.9388 for each euro. Certain prior year amounts have been reclassified to conform to the current year presentation.

Translation of financial statements of foreign subsidiaries

    Each foreign entity's results are measured in the currency in which that entity primarily conducts its business (the functional currency). The local currency is the functional currency for the Group's foreign subsidiaries. The reporting currency of the Company is the euro. For consolidation purposes, the financial statements of entities whose functional currency is other than the euro are translated into euro equivalents at exchange rates as follows: (1) balance sheet accounts at year-end rates; and (2) income statement accounts at weighted average exchange rates for the year. Translation gains or losses are recorded in shareholders' equity, and transaction gains and losses are reflected in net income.

    A translation loss on the subsidiaries' current accounts of 1.5 million euros has been recorded as a Cumulative Translation Adjustment.

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

    In December 1999, the Securities and Exchange Commission (the "SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). The effective date of SAB 101 was October 1, 2000. Among other things, SAB 101 discusses the SEC staff's view on accounting for non-refundable up-front fees received in connection with collaboration agreements. The Company has evaluated the impact of SAB 101 on the accounting for up-front fees received prior to October 1, 2000. The cumulative effect of the change in accounting principle resulted in a loss corresponding to the deferral of the 628,000 euros revenue booked in 1999. The following table presents sales, net income and per share information for the year ended December 31, 1999 as if the new principle had been applied (no pro forma impact on 1998 accounts) :


                                                                           1999
                                                                         -------
    Sales                                                                 27,068
    Net income (loss)                                                    (22,738)
    Per basic share                                                        (3.05)


    597,000 euros of the deferred 628,000 euros were recognized in 2000. The residual amount will be recognized in Q1 2001.

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

Concentration of credit risk and significant customers

    The Company's customers consist principally of pharmaceutical companies, research centers, hospitals and other state- and privately-owned entities throughout Europe, the United States, Asia and Australia. The Company performs ongoing credit evaluations of its customers' financial condition, and generally no collateral is required. The Company maintains provisions for potential credit losses, and such losses have been within management's expectations. The activity in the allowance for doubtful accounts may be summarized as follows:


                                                             2000    1999   1998
    In thousands of euros,                                   ----    ----   ----
    Allowance balance as of January 1                          80     64     63
    Amounts charged to expense                                 31     16      3
    Amounts written off                                        (6)    --     (2)
                                                              ---    ---     ---
    Allowance balance as of December 31                       105     80     64


    In 2000, six strategic alliance partners accounted for 15.2 million euros, or 51% of consolidated revenues. Amounts receivable from these six partners as of December 31, 2000, totaled 1.8 million euros.

    In 1999, seven strategic alliance partners accounted for 18.1 million euros, or 65% of consolidated revenues. Amounts receivable from these seven partners as of December 31, 1999, totaled 5.8 million euros.

    In 1998, seven strategic alliance partners accounted for 21.3 million euros, or 79% of consolidated revenues. Amounts receivable from these seven partners as of December 31, 1998, totaled 5.1 million euros.

Deferred compensation

    During the years ended December 31, 2000, 1999 and 1998, the Company recorded compensation expense related to options of 978,000 euros, 1.3 million euros and 1.1 million euros, respectively. The Company will record an aggregate compensation expense of approximately 1.1 million euros over the related vesting period of the granted options in future years.

    In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No.44, "Accounting for Certain Transactions Involving Stock Compensation", an interpretation of APB Opinion No.25. The Interpretation requires that stock options that have been modified to reduce the exercise price be accounted for as variable. The Company has repriced stock options between December 15, 1998 and March 31, 2000, (in June 1999) and in accordance with generally accepted accounting principles at that time, accounted for the repriced stocks option as fixed. As a result of adopting the Interpretation, the Company is required to apply variable accounting to these options since July 1, 2000. Consequently, if the market price of the Company's stock increases it will recognize additional compensation expenses that it otherwise would not have incurred. There was no compensation expense related to the repriced stock option in 2000.

Net loss per share

    The Company conforms to Statement of Financial Accounting Standards No. 128 "Earning Per Share" ("SFAS 128"). As net losses have been reported in all periods presented, the dilutive effects of warrants and stock options were excluded from the calculation of net loss per share as including them would have the effect of reducing the loss per share.

Cash and Cash equivalents

    The Company considers all highly liquid investments with insignificant interest rate risk and purchased with an original maturity of three months or less to be cash equivalents. Such cash equivalents totaled 67.1 million euros and 20.2 million euros as of December 31, 2000 and 1999, respectively.

    Cash equivalents include marketable securities which are principally money market funds and short-term certificates of deposit. The cost associated with such securities approximates fair value.

    In 2000, the Company booked a net exchange gain of 1.3 million euros, in 1999, a net exchange gain of 1.2 million euros and, in 1998, a net exchange loss of 494.000 euros on operations realized on foreign currency investments.

Inventories

    Inventories are stated at the lower of weighted average cost or market and consist primarily of materials and supplies. The Company's inventories as of December 31 comprised raw materials and supplies for 1.5 million euros and 1.3 million euros in 2000 and 1999, respectively. Provision is made for obsolete and slow-moving inventories. No provisions were recorded in 2000 or 1999.

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


    The depreciation expenses were 5.5 million euros and 6.0 million euros in 2000 and 1999, respectively.

    Assets under capital leases are amortized over the asset life, when there is a bargain purchase option, or over the remaining lease term. Amortization of capital leases is included in depreciation expense.

    Long-lived assets are written-down in the year-end accounts when, as a result of events and changes in circumstances during the year, their recoverable value based on undiscounted future cash flow appear to be permanently less than their carrying value.

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

Other long term assets

    Investments are stated at cost. They are written down when the recoverable value is permanently impaired.

    Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in other income.

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

Foreign currency

    Forward foreign exchange contracts are utilized to manage the risk associated with currency fluctuations on certain firm sales denominated in foreign currencies. The Company does not engage in currency speculation. The Company's forward foreign exchange contracts are primarily denominated in US$ and are for periods consistent with the terms of the underlying transactions, generally one to three months. The forward foreign exchange contracts relate to firm, foreign currency sales and are designated and effective as hedges of firm, identifiable foreign currency commitments; accordingly, the gains and losses resulting from the impact of currency exchange rate movements on these contracts are not recognized in operations until the underlying hedged transactions are recognized. Upon recognition, such gains and losses are recorded in operations as an adjustment to the carrying amount of the underlying transactions in the period in which these transactions are recorded.

    As of December 31, 2000 there was no foreign currency contract obligation. The aggregate amount of all foreign currency contract obligations outstanding as of December 31, 1999 was 2.4 million euros.

    The only significant foreign currency dominated asset corresponds to cash equivalents denominated in US$, amounting to 9.5 million euros as of December 31, 2000.

Segment information

    Effective January 1, 1998, the Company adopted Statement of Financial Accounting Standard No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). SFAS 131 superseded Statement No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires those enterprises to report selected information about operating segments in interim financial reports. SFAS 131 also establishes standards for related disclosures about products and services, geographic areas, and major customers. With the continued development of its oligonucleotide division, the Company considers since 1999 that its activities consist of two segments: genomics research and oligonucleotide production and sale.

Recent pronouncements

    In June 1998, the Financial Accounting Standard Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. This statement is effective for fiscal years beginning after June 15, 2000, and will be adopted by the Company for the year ending December 31, 2001. Because of the Company's minimal use of derivatives, management does not anticipate that the adoption of the new Statement will have a significant effect on earnings or on the financial position of the Company.

2.  Research and collaboration agreements

2000: In April 2000, the Company signed an agreement with Sanofi-Synthelabo to pursue a pharmacogenomics collaboration aimed at lead selection and optimization for an undisclosed CNS disease. Under the agreement, Sanofi-Synthelabo is paying research funding and research milestone fees to Genset and will pay clinical milestones and royalties on any drugs developed through an active use of the data and clones provided by Genset. Such active uses will notably include the chemical modification or the replacement of a given lead, or the use of data to design novel clinical studies. Genset will grant to Sanofi-Synthelabo an exclusive worldwide license to use the data and clones generated through the collaboration to develop and commercialize drugs for the treatment of the undisclosed selected disease.

    In March 2000, the Company signed a new collaborative research agreement with Abbott Laboratories to discover genes associated with bipolar disorder and Type II diabetes. The collaboration is focusing on certain candidate regions associated with the selected diseases with initial efforts centered on bipolar disorder. Abbott will receive a license to develop and commercialize therapeutic and diagnostic products based on the genes identified through the collaboration. Under the agreement, Genset received an up-front payment, is receiving research funding, and will receive research milestone payments for the discovery of disease genes and their validation as drug targets, commercial milestone payments, and royalties (See Note 13. Subsequent Events).

    In February 2000, the Company entered into an agreement with Corixa Corporation pursuant to which Genset sequenced the genome of the principal microbe responsible for acne in exchange for cash and equity payments.

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

    Under the earlier 1997 agreement with Genetics Institute, the Company provided to Genetics Institute full-length genes encoding novel human secreted proteins for inclusion in Genetics Institute's DiscoverEase[R] program. That agreement provided that Genset would receive product development milestone fees and royalties on any drugs discovered using the sequences and clones supplied by Genset. Since September 1999, the Company no longer has any obligation to deliver secreted proteins to the DiscoverEase[R] program, but the secreted proteins already commercialized in the program remain covered by the terms of the agreement.

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

1997: In December 1997, the Company entered into a series of agreements with Ceres, Inc. ("Ceres"), a company specializing in the field of agricultural biotechnology. The collaboration consists of three parts: (i) the acquisition of an approximately 20% equity interest in Ceres by the Company; (ii) an agreement for sequencing and bioinformatics services to be provided by the Company for which Ceres made quarterly payments and issued additional equity to the Company; and (iii) an exclusive license agreement providing Ceres access, on a royalty-free basis, to certain of the Company's technologies for applications in agricultural genetics. The research services agreement was completed at the end of 2000. Ceres completed further rounds of financing in 1998. The Company did not participate in these financings and its percentage equity interest in Ceres was diluted to 8.41% as of December 31, 1998. During 1999 and 2000, the Company received certain payments under the research services agreement in the form of equity, bringing its percentage equity interest to about 10% as of December 31, 2000.

    In July 1997, the Company entered into a strategic alliance with Abbott Laboratories in the field of pharmacogenomics for the development of genetic markers and diagnostic tests for the analysis of drug response. The strategic alliance is comprised of three parts: (i) a subscription agreement; (ii) an exclusive 18 month research and license agreement for the development of genetic markers and discovery of genes associated with drug response to and side effects of an Abbott drug for the treatment of asthma, Zyflo[TM] (zileuton); and (iii) an exclusive collaboration for the marketing and development of pharmacogenomics research programs and of diagnostic systems based on the results of pharmacogenomics research. The

Company received research funding under the research and license agreement, and may receive clinical milestone payments and royalties if Abbott uses the results of the pharmacogenomics research to develop and market diagnostic products in conjunction with Zyflo[TM]. Pursuant to the subscription agreement and subsequent amendments thereto, Abbott made an equity investment in the Company in September 1997 of 9.1 million euros. Pursuant to the exercise by the Company of its put option, Abbott purchased an additional $ 10 million of the Company's equity on March 2000, buying 54,763 ordinary shares at a price per share of 188.33 euros.

1996: In September 1996, the Company entered into a strategic alliance with Janssen Pharmaceutica N.V, an affiliate of Johnson & Johnson, for the discovery of genes associated with schizophrenia. The term of the agreement was originally for a period of two years, commencing on September 26, 1996. The parties agreed to continue research under the agreement through July 31, 2000. Pursuant to the agreement, the Company received research funding and will receive clinical milestone and royalty payments on the development and sale of pharmaceutical products developed using the results of the research. In anticipation of the agreement, on May 10, 1996, Johnson & Johnson Development Corporation purchased 119,900 ordinary shares of the Company for
3.1 million euros.

    In May 1996, the Company entered into a research and development collaboration agreement with the French pharmaceutical company Synthelabo to discover and sequence genes involved in or associated with prostate cancer. Pursuant to the agreement, Synthelabo made an equity investment of approximately 7.6 million euros and agreed to provide research and development funding and milestone payments of up to an aggregate of 54.1 million euros, as and when certain research objectives are met. In addition, the Company will receive royalty payments on any future drug sales which may result from the use of the Company's research result. The agreement is comprised of two parts:
(i) a collaborative research program and (ii) a license granted to Synthelabo for therapeutic products that treat prostate cancer and potentially other prostate diseases and that are derived from genes discovered pursuant to the collaboration. The term of the initial research program was two years. Subsequently, the Company and Synthelabo extended the research program for a third year ending in May 1999. The Company completed the research milestones defined in the contract and delivered a third gene associated to prostate cancer in April 1999.

    Aggregate revenues of 15.1 million euros, 18.1 million euros and 21.3 million euros were recorded from these research, license and collaboration agreements during 2000, 1999 and 1998, respectively.

3.  Agreements with clinical and research institutions

1999: In October 1999, the Company entered into a collaboration agreement with the Commissariat a l'Energie Atomique ("CEA" or France Atomic Energy Commission) for the development of a large capacity genotyping microprocessor. The initial objective of this collaboration is to develop in two years an integrated microprocessor capable of genotyping on a very large scale, at low cost and consuming minimal quantities of DNA and reagents. Given its highly innovative character and important potential for the French biotechnology industry, the project is partly supported by a grant from the French Ministry of Economics, Finance and Industry.

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

1996: In April 1996, the Company entered into an agreement with the Centre d'Etude du Polymorphisme Humain ("CEPH") setting out the terms of the transfer to the Company of CEPH's mapping team and of certain proprietary materials and data and the terms of collaboration between the Company and CEPH relating to research on aging. The Company granted warrants to CEPH for the purchase of 209,800 ordinary shares of the Company at an exercise price of 15.24 euros (FF 100) per share. These warrants were valued at a total of 2.8 million euros and have been recorded as a prepaid research and development expense, which was amortized over the period that services were to be provided to the Company under the agreement. Amortization expense of 102,000 euros and 1.6 million was recorded in the years ended December 31, 1998 and 1997, respectively. The expense was completely amortized at the end of 1998.

    Effective as of July 1994, the Company entered into an agreement with the Association Francaise contre les Myopathies (the "AFM"), a private non-profit association founded to combat neuromuscular diseases, and Genethon, a private non-profit association. Pursuant to this agreement, the AFM made an equity investment of approximately 1.7 million euros in the Company and agreed to loan the Company 2.4 million euros over a two-year period commencing on January 1, 1995. The loan is repayable with interest calculated at the French daily money market rates, which was 3.0635% as of December 31, 1999, in four annual installments due December 31, 1997 through 2000. It was fully repaid as of December 31, 2000.

4.  Fixed assets

    The Company's fixed assets as of December 31 are broken down as follows:


    In thousands of euros,                                      2000       1999
                                                               -------   -------
    Leasehold improvements                                      16,940    16,387
    Laboratory equipment                                        19,983    18,017
    Furnishings - office and computers equipment                10,111     8,152
    Fixed assets under construction                              1,659     1,833
                                                               -------   -------
    Total cost                                                  48,693    44,389
    Less: accumulated depreciation                             (24,977)  (19,485)
                                                               -------   -------
    Net fixed assets                                            23,716    24,904
                                                               =======   =======


5.  Other long-term assets

    The Company's other long-term assets as of December 31 are broken down as follows:


    In thousands of euros,                                         1999     2000
                                                                   -----   -----
    Ceres shares                                                   4,913   2,835
    Corixa shares                                                    714     3/4
    Other                                                            782     631
                                                                   -----   -----
    Total long-term assets                                         6,409   3,466
                                                                   =====   =====


6.  Long-term debt

    The Company's long-term debt, which is all fixed rate, as of December 31 comprised:


    In thousands of euros,                                       2000      1999
                                                                -------   ------
    Bank loans bearing interest at rates of 4.25% to 8.25%       4,612     6,556
    Amounts due to the AFM                                          --       610
    Convertible Bonds bearing interest at rate of 4.5%          56,860        --
    Conditional interest-free loan                                 686        --
    Total                                                       62,158     7,166
    Less current portion                                        (2,113)   (2,851)
                                                                ------    ------
    Total long term debt less current portion                    60,045    4,315
                                                                ======    ======


    The loans are to be repaid in monthly or quarterly installments through the year 2003. The average interest rate on these loans was 6.12% in 2000, and 6.53% in 1999.

    On June 27, 2000, the Company issued convertible bonds exchangeable into new or existing Genset ordinary shares, raising aggregate net proceeds of 55.6 million euros. The bonds were issued at par, with a principal value of 94 euros per bond. The bond issuance was structured as a zero-coupon convertible bond, with no interest payments payable during the 3.5 year term of the bond. The bond accrues interest at a rate of 4.5% annually. Assuming no early conversion or redemption, the bonds will be redeemed at their maturity date, January 1, 2004, at a price per bond of 109.72 euros or 116.72% of their principal value. In such a case, at that date, the Company would be obligated to reimburse a total of 64.4 million euros to the bondholders.

    The bondholders can convert their bonds into Genset common shares at any time at a conversion rate of one share per bond. Alternatively, the Company can force early redemption or conversion of the bonds into ordinary shares at this same conversion rate if, prior to June 27, 2002, the Company ordinary shares trade at a price in excess of 250% of the principal value per bond plus accrued interest during a consecutive 20 day period within a 40 day period chosen by the Company. Between June 27, 2002 and December 31, 2003, the Company can force early redemption or conversion of the bonds into ordinary shares if the Company ordinary shares trade at a price in excess of 120% of the principal value per bond plus accrued interest. If the bondholders decide to convert or exchange their bonds, the Company has the option either to issue them new shares or to exchange existing Genset shares the Company had previously bought. The issue consisted of a total of 591,366 bonds; consequently, at the conversion rate of one share per bond, if all the bonds were converted into newly issued ordinary shares, the bondholders would hold 591,366 shares, or approximately 6.9% of the share capital after conversion, based on the number of shares outstanding as at May 31, 2000.

    In connection with the issuance of the bonds, the Company incurred 2.1 million euros of issuance costs. Those costs were capitalized and are amortized on a straight-line basis over the life of the bonds.

    Scheduled repayments of long-term debt are as follows:


    In thousands of euros,
    2001                                                                   2,113
    2002                                                                   1,754
    2003                                                                   1,134
    2004                                                                  57,157
    Thereafter                                                                 0
                                                                          ------
    Total                                                                 62,158
                                                                          ======


    Interest paid in the years ended December 31, 2000, 1999 and 1998 was approximately 387,000 euros, 532,000 euros and 548,000 euros respectively.

7.  Shareholders' equity

General

    As of December 31, 2000, the issued and outstanding share capital of the Company consists of 8,104,850 ordinary shares, nominal value 3 euros per share.

    In March 2000, the Company exercised its put option to issue the equivalent of US$ 10 million of Genset equity to Abbott Laboratories. The exercise resulted in the issuance and sale to Abbott Laboratories of 54,763 Genset ordinary shares at a price of 188.33 euros per share, generating net proceeds of 10.3 million euros, equivalent to US$ 60.87 per ADS at an exchange rate of US$ 0.9696 per euro.

    In January 1999, the nominal value per share was converted from FF 17 to 3 euros. The rounding up of the nominal value per share was affected through a capital increase, whose aggregate amount was offset against the available capital reserves of the Company.

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

Warrants

    Under the authorized plans approved by shareholders in 2000, 1999, 1998, 1997, 1996, 1995, 1994, 1992 and 1990, the Company issued a certain number of warrants to purchase ordinary shares (including the warrants issued to CEPH).


                                                               Shares underlying
                                                                  the warrants
                                                               -----------------
    Balance as of December 31, 1997                                 124,800
                                                                    -------
      Subscriptions                                                  32,000
      Exercised                                                     (99,900)
      Expired or Canceled                                              --
                                                                    -------
    Balance as of December 31, 1998                                  56,900
                                                                    -------
      Subscriptions                                                   4,000
      Exercised                                                          --
      Expired or Canceled                                                --
                                                                    -------
    Balance as of December 31, 1999                                  60,900
                                                                    -------
      Subscriptions                                                  15,000
      Exercised                                                     (16,750)
      Expired or Canceled                                            (7,000)
                                                                    -------
    Balance as of December 31, 2000                                  52,150
                                                                    =======

    Issued warrants outstanding as of December 31, 2000:


    Shares                             Exercise price in euros   Expiration date
     -------                           -----------------------   ---------------
    21,900                                      24.39             March 18, 2001
       250                                      38.11               May 21, 2002
    14,000                                      87.51               May 18, 2003
     2,000                                      87.51               May 18, 2003
     2,000                                      83.31            August 18, 2003
     4,000                                      32.85               May 18, 2004
     8,000                                      80.49              June 15, 2005
    ------
    52,150


Stock options

    Under the authorized plans approved by shareholders in 2000, 1999, 1997, 1996, 1994, 1992 and 1990, the Company issued stock options entitling the holder the right to subscribe for one ordinary share per option under the 2000, 1999 and 1997 plans and 100 ordinary shares per option under the earlier plans. Options generally vest ratably over a four-year period from the date of grant and expire five years from date of vesting.

    A summary of activity under the plans is as follows:


                                                                Weighted Average
    Options Outstanding                              Shares      Price per Share
     --------------------                           ---------   ----------------
                                                                   (in euros)
    Balance as of December 31, 1997                   986,168         25.31
                                                    ---------
      Granted                                         275,900         59.96
      Exercised                                      (130,719)        24.20
      Canceled or expired                             (30,481)        48.33
                                                    ---------
    Balance as of December 31, 1998                 1,100,868         33.49
                                                    ---------
      Granted                                         377,600         49.10
      Exercised                                      (59,900)         16.74
      Canceled or expired                           (176,801)         55.96
                                                    ---------
    Balance as of December 31, 1999                 1,241,767         35.85
                                                    ---------
      Granted                                         610,390         88.94
      Exercised                                      (553,731)        30.11
      Canceled or expired                            (250,707)        54.33
                                                    ---------
    Balance as of December 31, 2000                 1,047,719         65.39
                                                    =========


    As of December 31, 2000 and 1999, options to purchase 289,144 and 610,225 shares, respectively, were exercisable at weighted-average exercise prices of
29.36 euros and 27.08 euros, respectively.

    As of December 31, 2000, 1,522,733 shares were reserved for issuance to option holders (1,047,719 under outstanding options at an exercise price ranging from 24.39 euros to 125.48 euros plus 475,014 under options authorized but not yet granted).

    In June 1999, the Company authorized the synthetic repricing of options to purchase 64,500 shares of common stock at 79,43 euros (FF 521) per share. As discussed in Note 1, these options are subject to variable plan accounting, as defined in the FASB Interpretation No.44.

    The weighted average remaining contractual life of all options outstanding is 5.9 years as of December 31, 2000.

    The exercise of options by certain employees in 1996 was financed by a loan from the Company. The outstanding balance of this loan as of December 31, 2000 and 1999 has been shown as a reduction of shareholders' equity.

    Pro forma information regarding net loss and loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following average assumptions for 2000, 1999 and 1998, respectively : risk-free interest rate of 6.10% in 2000, 5.75% in 1999 and 3.65% in 1998 ; dividend yields of 0% in all three years; volatility factors of the expected market price of the Company's ordinary shares of 0.8% in 2000, 0.6% in 1999 and 0.5% in 1998, respectively; and a weighted-average expected life of the option of five to eight years.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands of euros except for loss per share information):


                                                      2000      1999       1998
                                                    -------    -------   -------
    Pro forma net loss                              (34,407)   (28,072)  (18,044)
    Pro forma loss per share                          (4.35)     (3.77)    (2.47)


    The weighted-average fair values of options granted during 2000, 1999, and 1998 were as follows:


                                                          2000     1999     1998
                                                         ------    -----   -----
    Options whose price was greater than market price
    of the underlying shares on the grant date            58.79    33.39     NA
    Options whose price was less than the market
    price of the underlying shares on the grant date     103.19    26.95   44.29


8.  Income taxes

    For financial reporting purposes, loss before income tax benefit includes the following components:


                                                         As of December 31,
                                                    ----------------------------
                                                      2000      1999       1998
                                                    -------    -------   -------
                                                       In thousands of euros,
    Europe                                          (36,296)   (27,987)  (15,030)
    United States                                    (1,523)       636    (1,971)
    Asia and Oceania                                  1,029        296      (402)
                                                    -------    -------   -------
    Total                                           (36,790)   (27,055)  (17,403)
                                                    =======    =======   =======


    The income tax benefit in 2000, 1999 and 1998 is due to research and development tax credits earned by the Company and recorded as current tax benefit. There was no current tax expense or benefit in the Company's subsidiaries, nor any deferred tax in any country, due to the accumulated losses of all companies in the consolidated group.

    A reconciliation of income taxes computed at the French statutory rate (36.67% in 2000, 40% in 1999, 41.66% in 1998) to the income tax benefit is as follows:


                                                          As of December 31,
                                                     ---------------------------
                                                       2000      1999      1998
In thousands of euros,                                 ----      ----      ----
Income tax benefit computed at the French
  statutory rate                                      13,488     10,822    7,250
Operating losses not utilized                        (13,488)   (10,822)  (7,250)
Research and development tax credit                    2,549      5,004    2,698
Other                                                  (144)       (59)     (11)
                                                     -------    -------   ------
Total                                                  2,405      4,945    2,687
                                                     =======    =======   ======


    Significant components of the Company's deferred tax assets and liabilities consist of the following:


                                                             As of December 31,
                                                             -------------------
                                                               2000       1999
In thousands of euros,                                         ----       ----
Deferred tax liabilities:
 Intangibles expensed upon acquisition for tax purposes          (728)      (270)
                                                             --------   --------
Deferred tax assets:
 Net operating loss carry forwards                             38,073     25,368
 Research and development costs capitalized and
  amortized for tax purposes                                    7,926      8,290
 Other                                                          1,288         59
Total deferred tax assets                                      47,287     33,717
Valuation allowance                                          (46,559)   (33,447)
Net deferred tax                                                   --      --
                                                             ========   ========


    As of December 31, 2000, the Company had French net operating loss carry forwards of approximately 101.8 million euros, of which 92.2 million euros has no expiration date. The remaining 9.6 million euros net operating loss carry forwards will expire in the years 2001 through 2005, if not utilized, as follows :

    In thousands of euros, as of December 31


    2001                                                                   1,808
    2002                                                                      --
    2003                                                                      --
    2004                                                                      --
    2005                                                                   7,753
                                                                           -----
    Total                                                                  9,561
                                                                           =====


    The Company also has research income tax credits receivable of 13.2 million euros which are recoverable if not used to offset taxes payable in the fourth year following their generation. Of the total amount receivable, 2.9 million euros is recoverable in 2001, 2.7 million euros in 2002, 5.0 million euros in 2003 and 2.5 million euros in 2004.

    The Company has U.S. net operating loss carry forwards of approximately
3.9 million euros which expire in the years 2007 through 2014 for federal tax purposes, and 1.4 million euros which expire in the years 2001 through 2004 for State of California tax purposes. The Company has net operating loss carry forwards from its other subsidiaries of approximately 1.2 million euros of which 441,000 euros expire in 2000 through

2003. The utilization of these net operating loss carry forwards is limited to the future operations of the Company in the tax jurisdictions in which such carry forwards arose.

    A tax audit is in process in France covering the years 1997 and 1998. Management does not anticipate significant liability resulting from this tax audit.

9.  Information on personnel and directors

    As of December 31, the Company had the following number of employees:


                                                             2000    1999   1998
                                                             ----    ----   ----
    R&D                                                       322    344     333
    Other                                                     207    168     146
                                                              ---    ---     ---
    Total                                                     529    512     479
                                                              ===    ===     ===


    Salary expenses in the years 2000, 1999, and 1998 were 28.2 million euros,
23.0 million euros and 17.0 million euros, respectively.

    The aggregate amount of compensation paid by the Company to all of its directors as a group (seven persons in 2000, including four independent directors who receive limited compensation for services as directors, and reimbursement of expenses incidental to their attendance at Board of Directors meetings) for services in all capacities for 2000 was approximately 1.4 million euros. The aggregate amount of compensation paid by the Company to all of its executive officers (excluding directors) as a group (17 persons) for their services in 2000 was approximately 2.6 million euros.

    The Company contributes to pensions for personnel in France in accordance with French law, by contributions based on salaries to the relevant state-sponsored organizations. The Company has no further liability in connection with these plans.

    French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Company's obligations in this matter as of December 31, 2000 and 1999 were immaterial.

    The U.S. subsidiary has adopted a retirement savings plan qualified under
Section 401(k) of the Internal Revenue Code, which is a pretax savings plan covering substantially all United States employees. Under the Plan, employees may contribute up to 15% of their pretax salary, subject to certain limitations. There is no obligation to make employer contributions.

    As of December 31, 2000, other subsidiaries had no pension plans.

10. Fair value of financial instruments

    As of December 31, 2000 and 1999, the carrying values of financial instruments such as cash and cash equivalents, trade receivables and payables, other receivables and accrued liabilities, and the current portions of long-term debt and capital lease obligations approximated their market values, based on the short-term maturities of these instruments. As of December 31, 2000 and 1999, the fair value of long-term debt was 50.3 million euros and 4.2 million euros, respectively. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.

    As of December 31, 2000 there was no foreign currency contract obligation. As of December 31, 1999, the fair value of foreign currency contract obligations was 2.4 million euros. Fair value of foreign currency contract obligations are estimated by obtaining quotes from brokers.

11. Lease commitments

    The Company leases certain of its equipment under capital leases. Capitalized costs of approximately 3.0 million euros and 2.8 million euros are included in property and equipment as of December 31, 2000 and 1999, respectively. Accumulated amortization of these leased assets was approximately 2.2 million euros and 1.8 million euros as of December 31, 2000 and 1999, respectively.

    Future minimum lease payments under capital lease obligations due for the fiscal years ending December 31 are as follows, in thousands of euros :

    2001                                                                     359
    2002                                                                     356
    2003                                                                      87
    2004 and thereafter years                                                 32
                                                                            ----
    Total minimum lease payments                                             834
    Less amount representing interest                                        (21)
                                                                            ----
    Present value of net minimum lease payments                              813
    Less current portion                                                    (340)
                                                                            ----
    Long-term portion of minimum lease payments                              473
                                                                            ====


    The Company leases certain office, laboratory and research facilities under operating leases which expire through 2009. The majority of these leases have nine-year terms, but are cancelable at the Company's option at each three-year anniversary. Future minimum lease payments under operating leases due for the fiscal years ending December 31 are as follows, in thousands of euros :

    2001                                                                   2,605
    2002                                                                   2,190
    2003                                                                   2,013


    Rental expense for the years ended December 31, 2000, 1999, and 1998 was approximately 2.6 million euros, 3.9 million euros, and 1.9 million euros respectively.

12. Segment and geographic information

Segment information

    The Company has two reportable segments which are organized along its divisional lines : the Oligonucleotide Division and the Research and Development Division. The Oligonucleotide Division produces and sells various products based on pieces of synthetic DNA, or oligonucleotides, which are a principal raw material for genomics research. The Research and Development Division conducts genomics research.

    The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on revenues and operating income.


                                                          As of December 31,
                                                      --------------------------
In thousands of euros,                                  2000      1999     1998
                                                      -------    ------   ------
Oligonucleotide Division
Total revenues                                         15,271    11,630    8,455
Direct costs                                          (15,004)   (9,863)  (7,757)
Operating income (loss)                                   267     1,767      698


Capital expenditures                                                                                     2,045        417     1,175
Headcount                                                                                                  165        130       109
R&D Division
Total revenues                                                                                          17,346     19,392    21,278
Direct costs                                                                                           (41,933)   (41,766)  (31,918)
Operating income (loss)                                                                                (24,587)   (22,374)  (10,640)
Capital expenditures                                                                                     3,046      4,119    12,259
Headcount                                                                                                  322        344       333
Reconciliation
Intersegment revenues                                                                                   (2,790)    (3,326)   (2,822)
Corporate general and administrative expenses not allocated to segment                                 (11,901)    (9,552)   (9,464)
Total Genset
Revenues                                                                                                29,827     27,696    26,911
Operating income (loss)                                                                                (36,221)   (30,159)  (19,406)


Geographic information

    Information about the Company's and its subsidaries' operations by geographic area is as follows:


                                                                                      As of December 31,
                                                          -------------------------------------------------------------------------
                                                          Europe    United States    Asia and Oceania    Elimination   Consolidated
                                                          -------   -------------    ----------------    -----------   ------------
In thousand of euros,
2000
----
Sales to third parties                                     21,157        2,313             6,357             __            29,827
Intercompany sales                                            795          532               206           (1,533)             --
                                                          -------       ------             -----           ------         -------
Total revenues                                             21,952        2,845             6,563           (1,533)         29,827
Operating loss                                            (37,702)      (7,799)              907            8,373         (36,221)
Identifiable assets                                       127,757        2,807             5,955           (4,988)        131,531
1999
----
Sales to third parties                                     23,247        2,193             2,262               (6)         27,696
Intercompany sales                                            947          104                 2           (1,053)             --
                                                          -------       ------             -----           ------         -------
Total revenues                                             24,194        2,297             2,264           (1,059)         27,696
Operating loss                                            (31,193)      (5,858)              260            6,632         (30,159)
Identifiable assets                                        78,585        2,493             2,740           (2,872)         80,946
1998
----
Sales to third parties                                     24,383        1,797               731               --          26,911
Intercompany sales                                            593           --                --             (593)             --
                                                          -------       ------             -----           ------         -------
Total revenues                                             24,976        1,797               731             (593)         26,911
Operating loss                                            (16,296)      (2,692)             (419)               1         (19,406)
Identifiable assets                                       101,899        2,394             1,438           (4,137)        101,594


    Intercompany sales between geographic regions are accounted for at cost plus a gross margin.

    The Company's export sales from France were divided as follows :


                                                           As of December 31,
In thousand of euros,                                    2000      1999     1998
                                                       ------    ------   ------
United States                                          10,436    12,910   15,444
United Kingdom                                            736       737      529
Italy                                                     176       251      209
Other European countries                                2,668     3,604    3,002
Asia and Middle East                                    1,886       605      183
Others                                                     51        45       35
                                                       ------    ------   ------
Total                                                  15,953    18,152   19,402
                                                       ======    ======   ======


13. Subsequent events

    In February 2001, the Company announced the launch of the operational phase of its "GENSET PHARMA" initiative. This initiative contemplates a social plan which would result in the elimination of approximately 80 jobs in the Company's Genomics Research Center outside Paris. At the same time, the Company's new pharmaceutical genomics activities require the strengthening of certain qualifications, which will result in the creation of approximately 30 new jobs.

    The restructuring costs will be expensed in the first quarter of 2001 (approximately 5.0 million euros, of which 3.5 million euros is expected to be a non cash write-off of the net book value of fixed assets).

    Also in the first quarter of 2001, the Company renegotiated its gene discovery agreement with Abbott to make it more consistent with its new strategy. Under the new agreement, Genset was released from performing any further research for Abbott, recovered the intellectual property generated in its bipolar program, agreed to make a one-time payment to Abbott and to license to Abbott at a future date a protein in the area of CNS for target screening.

    The Company is currently exploring the potential sale of the Oligonucleotide Division and no definitive decision has been reached yet whether to retain or sell the business.