Form 20-F
period 2001-12-31
GENSET
filed 2002-06-26
CIK 1014622

     As filed with the Securities and Exchange Commission on June 26, 2002

     SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

     FORM 20-F

(Mark One)
REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2001
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-28526

GENSET

(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant's name into English)	24, rue Royale 75008 Paris France	France (Jurisdiction of incorporation or organization)

(Address of principal executive offices)

     Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class:	Name of each exchange on which registered:
American Depositary Shares, each representing one-third of one Ordinary Share nominal value 3 euros per share Ordinary Shares, nominal value 3 euros per share*	Nasdaq National Market Nasdaq National Market

*	Approved for listing (not for trading), but only in connection with the registration of the American Depositary Shares pursuant to the requirements of the Nasdaq National Market.

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

Yes               No

     Indicate by check mark which financial statement item the Registrant has elected to follow.

     Item 17                  Item 18

Introduction

     Genset’s consolidated financial statements that form part of this Annual Report on Form 20-F are presented in euros and prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

     Solely for the convenience of the reader, this Annual Report contains translations of certain euro amounts into U.S. dollars at specified rates. These translations should not be construed as representations that euro amounts represent such U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated or at any other rate. Unless otherwise stated, the translations of euros into U.S. dollars have been made at the rate of 1.12 euros to $1.00, or $0.8901 to 1.00 euro, the noon buying rate in New York City for cable transfers in euros as certified for customs purposes by the Federal Reserve Bank of New York (the “Noon Buying Rate”) on December 31, 2001.

     All references herein to “United States” are to the United States of America, references to “U.S. dollars,” “U.S. $,” “$” or “cents” are to the currency of the United States, references to “France” are to the Republic of France, references to “French francs,” “francs” or “FF” are to the currency of France, and references to “euro” or “euros” are to the common currency of twelve countries of the European Union.

Cautionary Statement Regarding Forward-Looking Statements

     This Annual Report contains certain forward-looking statements that involve risks and uncertainties relating to our future financial and technological performance. Forward-looking statements can be identified by the use of forward-looking terminology such as “believes”, “expects”, “may”, “is expected to”, “should”, “would”, “seeks”or “anticipates” or similar expressions or the negative or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements are based on our current expectations and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. In evaluating such statements, readers should specifically consider factors which could affect expected results, including, but not limited to, those highlighted in the relevant sections hereof and principally:

•	the uncertainties inherent in scientific research and pharmaceutical product development in a field subject to intense competition, and in particular the risk that we will be unable to discover and patent valuable targets and drug candidates in the fields we have selected before our competitors, and that we will be unsuccessful in moving the drug candidates we do discover through to the development stage;
•	the inability to license out the products we do develop to appropriate partners on commercially acceptable terms; and
•	delays or difficulties in developing or acquiring at reasonable costs the technologies and technical and managerial personnel required to conduct our research programs and implement our new strategy to move from gene to drug.

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

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information : Selected financial data

     The selected consolidated financial data set forth below should be read in conjunction with our Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Annual Report and with the section entitled “Item 5. Operating and Financial Review and Prospects.” The selected consolidated financial data for the five years ended December 31, 1997, 1998, 1999, 2000 and 2001 have been extracted or derived from our Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP and audited by Ernst & Young Audit, France, independent auditors.

Year Ended and at December 31,	(in thousands, except per share data)

	1997	1998	1999	2000	2001	2001
	Euros					U.S. $(1)
Statement of Operations Data
Research and development revenues	8,427	21,258	18,091	15,160	1,486	1,323
Net Sales	5,253	5,614	8,290	12,481	17,993	16,016
Grants	1,365	39	1,315	2,186	55	48

Total Revenues	15,045	26,911	27,696	29,827	19,534	17,387

Research and development expenses	(23,225)	(33,732)	(42,423)	(42,301)	(35,641)	(31,724)
Cost of goods sold	(3,165)	(2,667)	(3,457)	(7,620)	(10,921)	(9,720)
Selling and marketing expenses	(1,112)	(1,229)	(1,462)	(2,452)	(2,552)	(2,271)
General and administrative expenses	(7,003)	(8,689)	(10,513)	(13,675)	(12,974)	(11,548)
Other special charges	—	—	—	—	(7,886)	(7,019)

Total operating Expenses	(34,505)	(46,137)	(57,855)	(66,048)	(69,974)	(62,282)

Loss from operations	(19,460)	(19,406)	(30,159)	(36,221)	(50,440)	(44,895)

Interest income (expense), net	1,914	1,709	818	345	(1,174)	(1,046)
Foreign exchange gain (loss)	296	(889)	2,984	(296)	481	428
Other income (expense) net	23	1,180	(603)	103	(426)	(379)
Loss before income tax, minority interests, extraordinary items and cumulative effect of changes in accounting principles	(17,227)	(17,406)	(26,960)	(36,069)	(51,559)	(45,892)

Income tax benefit (expense), net	2,919	2,687	4,945	2,405	(714)	(635)
Minority interests	—	2	(95)	(93)	(346)	(308)
Extraordinary items, net of tax	—	—	—	—	5,385	4,794
Cumulative effect of changes in accounting principles	—	—	—	(628)	—	—
Net loss	(14,308)	(14,717)	(22,110)	(34,385)	(47,234)	(42,041)

Loss per ordinary share	(2.06)	(2.02)	(2.97)	(4.35)	(5.83)	(5.19)
Weighted average of ordinary shares outstanding	6,932	7,293	7,452	7,910	8,105	8,105
Loss per ADS (American Depositary Share)	(0.69)	(0.67)	(0.99)	(1.45)	(1.94)	(1.73)
Weighted average number of ADSs outstanding	20,796	21,879	22,356	23,730	24,315	24,315

At December 31	1997	1998	1999	2000	2001	2001
	Euros					U.S. $(1)
Balance Sheet Data
Cash and cash equivalents	70,346	50,204	21,148	67,752	21,660	19,279
Total assets	102,890	101,594	80,946	131,531	74,795	66,574
Long-term liabilities (excluding current portion)	6,253	7,675	4,927	60,518	54,622	48,619
Accumulated deficit	(37,212)	(30,659)	(52,769)	(87,154)	(134,388)	(119,618)
Shareholders’ equity	84,234	75,243	54,628	50,370	3,742	3,331

See notes to consolidated statements

Certain prior year amounts have been reclassified to conform to the current year presentation.

(1)	The financial information expressed in US $ is presented solely for the convenience of the reader and is translated from euros at the Noon Buying Rate in New York on December 31, 2001 which was US$ 0.8901 for each euro.

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

     Since January 1, 1999, the euro has been the lawful currency of the EMU states, although euro banknotes and coins only entered circulation on January 1, 2002. New public debt is issued in euros and outstanding obligations denominated in national currencies have been converted at the legal rates established on January 1, 1999 (unless specific contracts provide for an alternative conversion rate). On February 17, 2002, France withdrew the bills and coins denominated in local currency from circulation, and these bills and coins will no longer be legal currency for any transactions.

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

	French francs per $ 1.00				U.S. dollars per euro

	Year/period end rate	Average rate(1)	High	Low	Year/period end rate	Average rate(1)	High	Low

Yearly amounts
1997	FF 6.02	FF 5.84	FF 6.35	FF 5.19	—	—	—	—
1998	5.59	5.90	6.21	5.39	—	—	—	—
1999(2)	FF 6.51	FF 6.20	FF 6.54	FF 5.55	$ 1.01	$ 1.06	$ 1.18	$ 1.00
2000					0.94	0.92	1.03	0.83
2001					0.89	0.89	0.95	0.84
Monthly amounts
December 2001	—	—	—	—	0.89	0.89	0.90	0.88
January 2002	—	—	—	—	0.86	0.88	0.90	0.86
February 2002	—	—	—	—	0.87	0.87	0.88	0.86
March 2002	—	—	—	—	0.87	0.88	0.88	0.87
April 2002	—	—	—	—	0.87	0.89	0.90	0.88
May 2002	—	—	—	—	0.93	0.92	0.94	0.90
June 2002 (through June 23 )	—	—	—	—	$0.97	$0.95	$0.97	$0.93

(1)	The average of the Noon Buying Rates on the last business day of each month during the relevant period.
(2)	January 15, 1999 was the last day that the Federal Reserve Bank of New York published Noon Buying Rates for the French franc.

     Fluctuations in the exchange rate between the euro and the U.S. dollar will affect the U.S. dollar equivalent of the euro-denominated prices of the shares and, as a result, will affect the market price of the ADSs in the United States. In addition, exchange rate fluctuations will affect the U.S. dollar equivalent of any cash dividends received by holders of ADSs.

     For a discussion of the impact of exchange rate fluctuations on our results of operations, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Currency exchange rate sensitivity.”

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

     Several of our direct competitors were ahead of us in changing their strategy from generating genomic information under funded research contracts for the account of pharmaceutical company clients to generating novel drug targets and candidates for their own account. Many of these direct competitors have significantly greater research and product development capabilities and financial, scientific, marketing and human resources than we do. Several competitors already have drug candidates in clinical trials, whereas our most advanced product is at the pre-clinical stage.

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

     Our commercial success depends, in part, on our ability to obtain effective patent protection for the inventions resulting from our genomic research programs, as well as for the technologies we develop to support our research. The patent positions of biotechnology companies, including our company, are generally uncertain and involve complex legal, scientific and factual questions. As a result, we may be unable to obtain effective patent protection to prevent others from using our inventions or proprietary technologies. The risks and uncertainties that we face with respect to our patents and other proprietary rights include the following:

•	the pending patent applications we have filed or to which we have exclusive rights may not be granted or may take longer than we expect to be granted;
•	the scope of patents granted to us may not be broad enough to effectively prevent others from using our genomic inventions or technologies;
•	because patent applications in the United States, Europe and elsewhere may be maintained in secrecy for 18 months from the filing of the first application or priority application, others may have filed patent applications covering technologies we use or genomic inventions for which we have pending patent applications, without us being aware of such applications, thus increasing the risks of future litigation;
•	others may obtain patent protection covering technologies we use and may bring claims of patent infringement against us. If we are not successful in defending those claims, we may be required to pay damages, to stop using the technology at issue, or to obtain a license to the patent, which may not be offered on commercially reasonable terms, if at all;
•	others may challenge, invalidate, circumvent or infringe patents licensed or granted to us or our strategic partners;
•	if patent laws or the interpretation of patent laws change, our patent strategy may prove inadequate and our patent strategy regarding our intellectual property position relative to that of our competitors may be weakened.

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

     There has been substantial litigation regarding patent and trade secret rights in the pharmaceutical and biotechnology industries. Situations in which we may become involved in patent and trade secret litigation or other proceedings to establish intellectual property rights include the following:

•	we believe that some genes and technologies for which we have filed patent applications are also claimed in patent applications filed by others. We expect that we will have to participate in negotiations or legal proceedings to determine the priority of these inventions. If we are not successful in these legal proceedings, our patents for these genes and technologies may be invalidated, or our patent applications may not be granted. The other party in these proceedings may be granted a patent that could be asserted against us.
•	we may initiate litigation or other legal proceedings against third parties to enforce our intellectual property rights or our licensed intellectual property rights;
•	we may initiate litigation or other proceedings against third parties to seek to invalidate the patents they hold or to obtain a judgment that our genomic inventions or technologies do not infringe their patents; and

•	if third parties initiate litigation or other proceedings claiming that our genomic inventions or technologies infringe their patents or result from the unauthorized use of their trade secrets, we will need to defend ourselves against such claims. If we are unsuccessful, we may be required to stop using the genomic invention or technology at issue, or to obtain a license to the patents or trade secrets, which may not be offered on commercially reasonable terms, if at all.

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

If we are unable to protect our trade secrets, others may be able to use them and our competitive position will de damaged.

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

Risks relating to our Company

     We engaged in a new strategy which resulted in a considerable decrease in revenues at the end of 2000 and in 2001, and we are unable to guarantee that these revenues will significantly increase in the future.

     Under our new strategy, we decided to no longer enter into limited gene discovery, pharmacogenomics or service agreements for the benefit of others. This change in strategy has and will continue to have a major impact on the amount and timing of revenues. Our revenues have decreased significantly as the new strategy was implemented, thus resulting in an increased operating loss. We do not expect that revenues in 2002 will attain the levels of 2000 and prior years. Future revenues from our research will be tied to the licensing of rights to targets and products we have discovered. There can be no assurance that we will be successful in constituting our own commercially viable pipeline of drug targets and candidates, or in entering into these new types of revenue generating agreements.

We may not be able to secure adequate funding for our future needs.

     Our comprehensive approach to genomic research has required us to establish a substantial scientific infrastructure. We have made significant cash investments to date and expect to continue to do so over the next several years. Based on our current plans, we believe our existing resources will be sufficient to fund our capital requirements through June 2003. See “Item 5. Operating and Financial Review and Prospects – Liquidity and capital resources.” However, the actual amounts of funds we will need during that period will depend on many factors, some of which are beyond our control. Therefore, our existing resources may not be sufficient to fund our continued operations as planned through June 2003. In addition, as the remaining operating period that may be funded using our existing resources diminishes, we expect we will encounter additional difficulties related to uncertainties among existing and potential co-contractants, investors and employees concerning our ability to continue operating as a going concern. In practice, therefore, we will likely seek additional funding well before June 2003. This additional financing may not be available when needed, or, if available, may not be available on favorable terms.

We currently have only one drug candidate, Famoxin, whose pre-clinical and clinical development, like that of all innovative products, is subject to many risks. In particular, we are currently experiencing difficulties in the production of Famoxin that are preventing us from moving forward with our development plan.

     The development and marketing of any innovative drug requires the implementation of a number of research studies involving first animals, then healthy volunteers and finally patients. The goal of such studies is to demonstrate a long-term positive effect of the drug and its safety. Our only drug candidate, Famoxin, is currently at the pre-clinical stage. The potential difficulties linked to the development of Famoxin are inherent to all drugs resulting from genetic engineering.

     Significant difficulties are often encountered in the production of protein therapeutics, as a result of the complexity of producing sufficient quantities of proteins in a cost-effective manner with appropriate qualities in terms of reproducibility, purity and stability. Production issues have slowed the progress of our Famoxin program over the last year, and are currently preventing us from moving forward with our development plan on the schedule that we have previously announced. We are working closely with our contract manufacturer Eurogentec to resolve the issues of reproducibility and stability that we are encountering and are studying various solutions in parallel. These difficulties are not uncommon in the industry and have been resolved by other companies in their protein therapeutic programs. There can be no assurance, however, that we will be able to produce a sufficient quantity of active and stable material in a reliable, timely and cost effective manner.

     In addition to production issues, other possible difficulties in the development of drugs such as Famoxin relate to the determination of a suitable formulation and the possibility of antigenic reactions. Furthermore, the biological and biochemical effects of prolonged use of Famoxin will need to be studied in depth. We may also encounter significant resistance from regulatory authorities to the use of a protein therapeutic such as Famoxin, which would require regular injections, to treat obesity, a condition which is not considered by many to be a disease. In any case, in order to be approved to treat obesity, the therapeutic qualities of Famoxin will have to meet the standards defined by the regulatory authorities, who consider that weight loss resulting from treatment against obesity must maintain itself over a long period of time for such treatment to be approved. We would expect to encounter less resistance from regulatory authorities to the use of Famoxin as a treatment for diabetes. In addition, for genetic reasons, Famoxin may display its effects only in a limited number of responsive subjects, which could significantly reduce the proportion of the population that may be treated. Finally, the market for obesity and anti-diabetic drugs will be very competitive in the coming years; the production cost of Famoxin will need to be comparable with that of other available treatments and proportional to their effectiveness.

     Given that the great majority of drug candidates at a similar development stage as Famoxin, and in particular those that are innovative, do not successfully pass all the steps necessary for development and commercialization, there is a significant chance we may not be able to overcome the various risks linked to the development of Famoxin. This would considerably delay our first potential source of significant revenues until we discover and develop other drug candidates.

If our technological approach is not successful, we may not be able to discover and characterize genes before others do.

     Both we and the general scientific and medical communities have a limited understanding of the role of genes in the complex diseases we are studying. Our association studies approach and technology platform may not enable us to successfully identify and characterize medically useful genes better or more quickly than our competitors. Our competitors’ approach or technologies may enable them to identify genes associated with the diseases we are targeting before we do or to identify genes that are better suited to quickly developing effective pharmaceutical products.

We are highly dependent on key employees. If we lose or are unable to attract and retain qualified personnel, our operations will be seriously disrupted.

     We are highly dependent on the principal members of our management and scientific staff. The loss of any of these persons’ expertise would be difficult to replace and could seriously disrupt our operations. In the first half of 2002, five of our senior managers, including our Chairman and Directeur Général, left the company.

Although competent senior managers with significant expertise and experience in the company immediately assumed almost all the key responsibilities of the departing managers, this turnover in senior management has had some disruptive effect on our operations and may continue to do so. The departure of the director of our metabolic research team in February 2001 significantly affected our share price and our operations. Furthermore, our future success will also depend on our ability to recruit and retain qualified scientific personnel. We may not be able to do so given the intense competition among biotechnology, pharmaceutical and health care companies, universities and non-profit research institutions for experienced scientists and managers.

We are dependent upon a number of strategic partners.

     We do not have sufficient resources or know-how to develop and market ourselves drugs based upon our gene discoveries. In addition, it is unlikely that drugs other than those based upon small molecules will effectively treat diseases related to the central nervous system, and we do not have the ability to discover and develop such small molecules. Therefore, we must rely upon suitable strategic partners to develop and market drugs. We may not succeed in negotiating agreements with suitable strategic partners on financially acceptable terms. In any case, our success will depend upon that of our strategic partners, who are subject to intense competition both externally in relation to other programs targeting the same disease, and internally in relation to their other programs and priorities.

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

     Once we have delivered targets or drug candidates to our partners, they must conduct many years of further development, including extensive clinical studies, before they can commercialize any products based on these results. In addition, the development and commercialization of pharmaceutical products (drugs or diagnostic products) will be subject to numerous risks including the possibility that:

•	any drug or diagnostic product will be found to be ineffective or unsafe, or otherwise fail to receive necessary regulatory clearances;
•	the drugs or diagnostic products, even if effective and safe, will be difficult to manufacture on a large scale or uneconomical to market;
•	proprietary rights of third parties will preclude the marketing of these products; and
•	third parties will market similar or superior products.

The commercial viability of a drug depends on the level of reimbursement by health care organizations.

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

     The market price of our shares has been and is likely to continue to be volatile due to the risks and uncertainties described in these risk factors, as well as other factors, including:

•	developments in, and public opinion regarding, the genomics industry or life sciences industries generally;
•	sales of substantial amounts of our shares by existing shareholders;
•	price and volume fluctuations in the stock market at large which do not relate to our operating performance; and
•	comments by securities analysts, or our failure to meet analysts’ expectations.

We may not continue to satisfy the listing requirements of the Nasdaq National Market.

     Approximately 30% of our public float trades on the Nasdaq National Market in the form of American Depository Shares (“ADSs”). In order for our ADSs to continue to be listed on the Nasdaq National Market, we must satisfy its continued listing requirements, which include in particular a minimum bid price of at least US$1 for our ADSs and, starting in November 1, 2002, a minimum stockholders’ equity of US$10 million. Although we have contingency plans to ensure that we will continue to meet these requirements, there can be no assurance that we will be able to do so. Ceasing to satisfy these requirements would result in a process pursuant to which we could be delisted from the Nasdaq National Market following a period of several months. Being delisted from this market would have a significant impact on the liquidity of our securities, and may have a significant effect on their price.

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

     See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Item 4. Information on Genset

History and development

     Genset is a société anonyme, a form of limited liability company, organized under the laws of the Republic of France. It was incorporated in August 1989, for a duration of 99 years, except in the event of anticipated dissolution or extension. Our principal office is located at 24, rue Royale, 75008 Paris, France and its telephone number is +(33-1) 01.55.04.59.00. Our agent in the United States is: Genset Corporation, 10655 Sorrento Valley Road, San Diego, CA 92121.

     The table below presents the important events in the development of the Genset’s business.

1989	➢	Incorporation of Genset
1992	➢	Creation of our U.S. subsidiary Genset Corporation
1994	➢	Creation of the high throughput sequencing facility
	➢	Beginning of our first genomics project
1996	➢	The mapping team of the Centre d’Etude du Polymorphisme Humain, or CEPH, led by Professor Daniel Cohen joins Genset
Signature of our first strategic partnership agreements with Synthélabo and Janssen Pharmaceutica, a subsidiary of Johnson & Johnson
	➢	Initial Public Offering and simultaneous listing on the Paris Nouveau Marché and Nasdaq stock exchanges
1997	➢	Launch of pharmacogenomics and signature of the first agreement in this field with Abbott Laboratories
1998	➢	Discovery of a first gene linked to a disease (prostate cancer) by association studies
	➢	Signature of a second pharmacogenomics agreement with Pharmacia & Upjohn
1999	➢	First patent awarded in the United States for a disease-associated gene discovered through association studies using SNPs
	➢	First discoveries of genes associated with drug response
	➢	Discovery of a candidate gene associated with schizophrenia
2000	➢	Signature of a pharmacogenomics agreement with Sanofi Synthélabo
	➢	Signature of a strategic partnership agreement with Abbott Laboratories in the fields of bipolar disease and type 2 diabetes
	➢	Nomination of André Pernet as Chairman and Directeur Général
2001	➢	Implementation of our new strategy. See below “— Our strategy: from gene to drug”
2002	➢	Sale of Genset Oligos division
	➢	Nomination of Marc Vasseur as Chairman and Directeur Général

     For a description of the Company’s principal past and current capital expenditures and divestitures, see “Item 5. Operating and Financial Review and Prospects - Liquidity and capital resources.”

Business overview

General

     We are a genomics-based biotechnology company focused on generating a pipeline of drug targets and candidates in the areas of CNS and metabolic disorders. We have successfully used our integrated technology platform and association studies approach to identify and characterize drug targets and drug response markers in the fields of CNS, metabolic and other diseases. Building upon the expertise accumulated in various alliances with pharmaceutical partners and our portfolio of genomic patents, we now intend to discover and validate novel drug targets and therapeutic candidates for our own account, starting with a lead protein candidate in the metabolic field.

Our strategy: from gene to drug

     Our strategy is to devote our resources to discovering drug targets and candidates prior to entering into licensing or partnership agreements with pharmaceutical and biotechnology companies. We intend to move forward with our own discoveries to the point where we can enter into partnerships of a much greater value than our historical sponsored research collaborations. In this manner, we also expect to have greater control over the development of products resulting from our research. Based on the experience, technologies and intellectual property generated in conducting partnered genomic research programs, we believe we are well positioned to exploit the quantity of raw genomic data that is now available and to efficiently generate valuable, medically-relevant genomic discoveries.

     In accordance with this strategy, we no longer enter into sponsored research agreements on behalf of pharmaceutical companies and we have completed all our historic collaboration agreements. We are therefore free to develop and commercialize all the genes, proteins and biochemical pathways discovered and characterized in our ongoing CNS and metabolism programs. This strategy has had, and will continue to have, a major impact on the size and timing of research and development revenues. These revenues have dropped dramatically as this strategy has been implemented over the past two years. Future revenues from our research will be tied to the licensing of rights to targets and products discovered by us.

     In the field of CNS diseases, our objective is to generate in our various programs a portfolio of drug targets and related disease pathway information, and to partner these programs with appropriate pharmaceutical or biotechnology companies with the screening, combinatorial chemical and development capabilities to turn these targets into drugs. We may also, depending on specific opportunities, employ service companies specialized in screening to discover potential small molecule drugs for our own account, or license out individual targets to pharmaceutical companies.

     In the field of metabolic disorders, we believe we can generate the most added value by licensing out therapeutic protein drug candidates on a case by case basis, after having ourselves conducted initial development activities on the protein. The first candidate we intend to license out is Famoxin. We currently expect to license out Famoxin after having completed a phase I clinical trial in humans, or at an earlier stage if we obtain satisfactory financial terms.

     There can be no assurance, however, that we will be successful in discovering our own commercially valuable pipeline of drug targets and candidates, or in entering into these new types of revenue generating agreements.

     In addition, we intend to derive revenues from licensing out intellectual property and data that we have generated over the past years. In the course of developing our genomics platform and conducting sponsored research programs, we generated a significant portfolio of intellectual property and proprietary information that has many applications outside our core areas of interest, and only part of which is exclusively licensed to our historic partners.

We expect, for example, to license out rights to use our cDNA library or certain of our patented genes to discover and develop drugs for applications other than CNS and metabolic disorders.

     We also expect in the future to receive license option fees, development milestone payments and royalties on the sale of drugs derived from our historic sponsored research programs. These further payments, however, depend entirely on the extent to which our partners decide to actively pursue programs using the genomic data we delivered to them, and are successful in discovering and developing pharmaceutical products using this data. We have little control over the priorities and success of our partners, and, even if they are successful, given the time required to develop pharmaceutical products, we may not receive significant payments for many years.

     In accordance with our strategy, we also decided to sell certain non-core assets, both to provide financing for our core research and development activities and to enable management to focus on the principal business of the company. This process culminated in the sale in April 2002 of our Genset Oligos division and of our shares in Ceres.

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

Genes

     Within each cell, the human genome is divided among 46 chromosomes, or more precisely two sets of 23 chromosomes, inherited from each parent. Only a fraction of the genome consists of genes that code for proteins; these portions of the genome are referred to as “coding”.

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

     Biology is an extremely complex science, but underlying this great complexity is a finite entity, the genome, that can be studied and analyzed directly. The genome contains in coded form all the information necessary to understand the biological system which it codes for. Genomics, beginning with sequencing, allows us to identify genes and to analyze their functions to determine their role in the physiological and pathological processes inherent in all human beings. In this way, the study of the human genome is a technological shortcut. See “Item 3. Key Information - Risk factors - The use of genomic information to develop or commercialize products is unproven.”

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

     In most cases, the onset of a disease will depend not on one but on several environmental factors, as well as on several factors inherent to the individual, which reflect in practice the individual’s genomic make-up. This is especially true for complex diseases such as for example central nervous system disorders.

     The sequences of genes control the sequences and thus the function of proteins. Proteins are fundamental to all of an organism’s biological functions, and in particular how an organism reacts to environmental factors. The differences in individuals’ responses to various environmental factors depend directly upon differences in their genomic make-up, which is to say differences between the sequence or spelling of their genomes. These genomic variations or polymorphisms thus explain variations among individuals in terms of their susceptibility to developing common diseases.

Evolution of the drug discovery process

     In practice, proteins do not act alone but interact with other proteins in biochemical or physiological systems, also known as pathways. Diseases result from imbalances or disturbances in these biochemical pathways caused by a combination of environmental and genetic factors that affect the normal functioning of the various proteins in the pathway.

Drugs generally exert their therapeutic effects by interacting with proteins (in this context called drug targets) in such a way as to restore normal functioning of the disease-affected pathway.

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

Genset’s approach

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

     The next step in these association studies involves the identification of candidate genomic regions and genes of interest. We identify candidate genomic regions likely to contain genes relevant to the disease based on an analysis of published linkage study results and of proprietary linkage study results provided by collaborators. The candidate genes of interest we select for our programs come from various sources, including:

•	genes included in our proprietary library of human cDNAs enriched for secreted proteins;

•	genes with specific sequence motifs of particular interest identified using proprietary bioinformatics tools applied to internal and external databases;
•	genes identified through protein–protein interaction assays as being in the same biochemical pathway as genes associated with the disease of interest; and
•	genes that might logically be involved in the specific disease, identified through a review of relevant publications.

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

We do not have the expertise or resources to develop and commercialize such products ourselves, especially in the CNS field, and may be unsuccessful in finding appropriate partners with whom to do so. Moreover, our competitors’ approach or technologies may enable them to identify genes associated with the diseases we are targeting before we do or to identify genes that are better suited to quickly developing effective pharmaceutical products.

Pharmacogenomics

     As with all other physiological traits, the response of an organism to a drug varies depending on the individual’s genomic make-up. Our association studies approach applies not only to the discovery of genes involved in common diseases, but also to the discovery of genes involved in drug response. This field of research, launched by Genset in 1997 together with our partner Abbott Laboratories, is known as pharmacogenomics. It encompasses the discipline of pharmacogenetics, which is the study of genes specifically related to drug metabolism. Pharmacogenomics is thus a particular field of genomics whose goal is to define the genetic markers that can be used to tailor pharmaceutical treatments to each individual, to ensure a greater effectiveness of drugs and/or to prevent side effects.

     The SNP and association data we generate in all our association studies can provide pharmacogenomic information enabling us or our partners to design more targeted and efficient clinical trials for any drugs resulting from our research. For example, if we demonstrate that a gene is associated with only one sub-type of a disease or with patients that have one genetic variation but not another, we will enroll only these patients in the clinical trial of any drug candidate discovered using that gene, thus potentially lowering the cost and increasing the chances of success of the clinical trial. Our pharmacogenomics experience therefore remains an important asset in our new strategy of generating our own pipeline of drug targets and candidates.

Genset Approach

Genset’s technologies

     Our ability to conduct association studies in a systematic manner relies on our integrated technology platform, which contains numerous proprietary and patented technologies and know-how. These technologies are organized by department, each of which contributes its specialized expertise.

     Our department of Biostatistics and Genetic Epidemiology consists of two groups: Medical Affairs and Biostatistics. The Medical Affairs group conducts our DNA sample collections and our clinical research collaborations around the world. This group is responsible for coordinating and carefully monitoring the quality of the recruitment programs of our collaborators, both in terms of the medical or phenotypic information and of the biological samples collected. The quality of the phenotypic data and the ability to process it efficiently are crucial to the success of association studies, and are necessary to generate more sophisticated results, indicating for example an association with a specific symptom or sub-type of a disease. The Medical Affairs group therefore works closely with the Biostatistics group which is integrally involved in defining the parameters of the collections and their subsequent evaluation. The Medical Affairs group also has a specialized team responsible for processing and storing samples, including DNA, blood and various cell lines. The Biostatistics group is responsible for developing algorithms and software capable of performing the combinatorial analysis of genotyping results and clinical data required for association studies.

This department has developed various proprietary algorithms and software programs that are routinely used in our programs today, and continues to improve these methods to increase the power of our association studies.

     Our Informatics department consists of approximately 70 specialists and substantial computer resources to analyze, store, and process genomic data. It comprises two groups: information technology and bioinformatics. The information technology group provides support function to the daily needs of the entire organization and assists the bioinformatics group on specific tasks. The bioinformatics group, containing specialists in both biology and informatics, plays a critical role throughout our research process. It compiles and analyzes in real time Celera, public and internally generated sequence, polymorphism and genotype data. Using sophisticated and in many cases proprietary bioinformatics tools, the bioinformatics group is responsible for data mining, and in particular for identifying candidate genes of interest, as well as for analyzing regions and genes identified by our various programs as being of interest.

     Our genomics department integrates a series of genomics technologies and know how necessary to efficiently perform association studies and other general assays, including notably the following:

•	Map integration consists of integrating Genset sequences, public sequences and Celera sequences for regions and genes of interest, and of filling in any gaps or ambiguous sequences using Genset’s sequencing capacities and proprietary BAC library, an ordered set of over 25,000 fragments of human DNA covering the genome.
•	Using SNPs available in the Celera database and in Genset’s proprietary database of validated SNPs, the genetics department systematically generates series of validated SNPs, or SNP maps, covering any region or gene to be studied. The density and quality of SNPs used are selected to optimize the statistical value of the genotyping results.
•	Genotyping and sequencing to detect and calculate the frequency of any given polymorphism in a given population.
•	Development of microchips for advanced DNA, RNA and protein analysis.

     Our Functional Genomics department integrates a series of technologies and know how necessary to isolate and provide genes and proteins to be studied (cloning and protein production) and to characterize and validate genes and proteins identified as being of interest (functional validation).

     The cloning and protein production group is responsible for cloning genes and cDNAs and then expressing and purifying proteins they encode, to be provided to our various research groups. The cDNAs to be expressed and studied come principally from our library of thousands of full-length cDNAs, which is enriched for the secreted proteins that are of particular interest for our metabolic program. We also clone and express cDNAs and genes that are identified through data mining as being particularly interesting candidates, both for our metabolic and CNS programs.

     The functional validation group studies the biological function of genes of interest identified as being involved in the diseases we study. This group uses various molecular biology and biochemistry tools as well as cell and animal models. It uses the combination of the following approaches:

•	experimental annotation, to experimentally identify the sequence of a gene, including its possible alternate splice forms and variants, and generate its tissue expression profile;

•	proteomic activities, including the characterization of proteins of interest, and the identification of other proteins that may interact with these proteins in the same biochemical pathway through yeast two-hybrid studies;
•	differential expression, to determine the patterns of gene expression (either as RNA or protein products) in various tissues of the human body and other biological samples, and whether the proteins encoded by certain genes are expressed differently in normal and diseased tissues; and
•	animal models, to validate in vivo the involvement of a gene or protein in a specific disease state.

     These functional genomics activities are conducted both internally and with external collaborators with specific expertise either in the therapeutic area of interest or in the relevant technology.

Our research programs

     We have been conducting association studies to discover genes associated with common diseases since 1996. We signed our first research collaboration agreements in 1996 with Synthélabo (now Sanofi-Synthélabo) for the discovery of genes associated with prostate cancer, and with Janssen Pharmaceutica, a subsidiary of Johnson & Johnson, for the discovery of genes associated with schizophrenia. In 2000, we signed a third collaboration agreement with Abbott Laboratories to discover genes associated with bipolar disorder. We also entered into three pharmacogenomics collaborations with Abbott Laboratories, Pharmacia & Upjohn and Sanofi-Synthélabo, all aimed at discovering genes and genetic markers associated with or involved in patient response to drugs or drug candidates. The pharmacogenomic agreement with Abbott concerned side effects of a drug marketed to treat asthma, and the two other agreements concerned drug candidates to treat CNS disorders.

     Since 1996, we have in these research collaborations identified genes associated with various clinical characteristics, including prostate cancer, central nervous system disorders, obesity and variations in patient response (side effects and efficacy) to drugs. In 1999, we were granted the first U.S. patent on a disease gene discovered through polymorphism or SNP-based association studies, in that case a gene associated with prostate cancer.

     We decided in 1999 to focus our gene discovery efforts on two therapeutic areas: central nervous system diseases and metabolic disorders. We believe we will compete successfully over the next few years in the discovery of genes and related biochemical pathways in these diseases. The decision to focus on these specific disease areas was driven by the following scientific and economic considerations:

•	Both areas involve complex diseases influenced by multiple genetic factors. We believe that genomics, and in particular association studies conducted in unrelated individuals, is the best approach to understand the genetic causes of these diseases and their complications and to develop new treatments.
•	These diseases affect large patient populations and existing treatments either do not exist or are unsatisfactory. There are therefore substantial unmet medical needs in these fields, and effective treatments would have enormous economic potential.

Central nervous system diseases

     Our intention is to identify and characterize genes and related biochemical pathways involved in central nervous system diseases. We are conducting gene discovery programs for two diseases in this area: schizophrenia and bipolar disease (also known as manic-depression). Based on the results we have generated in this field, we believe that groups of genes may be associated with both of these diseases, as well as with depression in some cases. In addition, a precise and specific diagnosis of these diseases is often difficult, because they share many of the same symptoms. Drugs developed for one of these diseases are often effective for another. We have therefore decided to work on these diseases and on certain related candidate genes and regions in parallel, as the results may enable us to elucidate genetic bases and biochemical pathways relevant to the diseases generally. The ability to link these diseases biologically could create vast commercial opportunities and would dramatically change their diagnosis and treatment.

     We are in parallel conducting a program aimed at identifying receptors that are particularly promising drug targets for CNS diseases, and then conducting association studies to determine whether they are involved in schizophrenia or bipolar disease in humans.

     As we do not have the expertise or resources to develop drugs for central nervous system diseases, our objective is to generate a portfolio of drug targets and related disease pathway information, and to use this portfolio to discover and develop drug candidates with an appropriate partner.

Schizophrenia

     Schizophrenia is a severe, chronic mental disorder characterized by disturbances of mind and personality, including delusions, hallucinations and dramatically altered behavior. According to the U.S. National Institute of Mental Health, schizophrenia is estimated to affect approximately 1% of the world's population. More than two million patients in the United States suffer from the illness in a given year, where the annual direct costs of treating the disease are estimated at $20 billion. Conventional treatment for schizophrenia involved neuroleptics, a class of drugs whose use was limited as a result of their limited efficacy against the more debilitating symptoms and their high incidence of side effects. A new generation of anti-psychotic drugs with reduced side effects and improved efficacy is gradually replacing neuroleptics. All current treatments, however, only offer symptomatic relief allowing the patient to function more effectively and appropriately; there is no cure for this disease. It is estimated that less than one in five individuals who have suffered from this disease recovers completely. There is no known single cause of schizophrenia. Studies of twins have shown a strong genetic basis for the disorder, but no structural or biochemical abnormality of the brain has been universally identified. Understanding the genetic basis for schizophrenia offers the greatest potential for the development of more specific treatments, which address the underlying cause of the disease.

     Under our historic research collaboration with Janssen Pharmaceutica, we identified and delivered to Janssen several gene candidates associated with schizophrenia. These association results were confirmed in several different study populations. Janssen has an exclusive license to develop and commercialize pharmaceutical products based on these genes. In exchange, Janssen is obligated to pay clinical milestone payments, as well as royalties on net sales of any such future products developed by Jannsen.

     We have in-house clinical collections from two separate populations of schizophrenia cases and controls and are currently recruiting patients for a third high quality collection. Using these collections, and the expertise developed in our strategic partnerships, we continue to apply our approach to discover more information about schizophrenia’s genetic basis and biochemical pathways in the broader context of our targeted CNS disease program.

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

     In February 2000, we had entered into a collaborative research agreement with Abbott Laboratories to discover genes associated with bipolar disorder. This research initially focused on selected candidate genomic regions associated with the disease. We renegotiated this agreement to make it more consistent with our new strategy. Under the renegotiated agreement, we were released from performing any further research for Abbott, recovered the intellectual property generated in our bipolar program, made a one-time payment to Abbott, and agreed to license to Abbott at a future date a protein in the area of CNS for target screening.

     We have in-house clinical collections from two separate populations of bipolar cases and controls and are currently in negotiations to obtain access to two further collections. Using these collections, we are proceeding with our program to discover the genetic basis of bipolar disease and biochemical pathways in the broader context of our targeted CNS disease program.

G-protein coupled receptors

     Transmission of messages between cells is essential to the proper functioning of physiological and cellular activities. This transmission is carried out by a diverse group of biologically active molecules called transmitters, which are released from one cell and interact with proteins called receptors on the surface of target cells. This interaction results in a modification of the function of the target cells. This transmission of messages is particularly important in regulating CNS function and the majority of therapeutic molecules for psychiatric disorders act via these receptors. The major class of receptors in the CNS is that of G-protein coupled receptors (“GPCRs”). It has been widely estimated that over half of all prescription drugs target GPCRs, and they appear in particular to be a very attractive and well-established class of targets for CNS disorders.

     Given their potential as targets for new drugs, numerous research groups are conducting programs focused on GPCRs. Various studies conducted at Genset and by other groups have identified approximately 350 variants of GPCRs involved in signal transmission. Over half of these 350 GPCRs are still “orphan receptors”, which is to say that the transmitter with which they naturally interact has not been identified. Unlike the other groups working on GPCRs, however, we believe that our association study approach will enable us to rapidly identify which of these receptors are involved in specific human pathologies and thereby to rapidly prioritize which GPCRs to work on in which field.

     Based on our data mining studies, on a review of the scientific literature and the intellectual property position of known GPCRs, and on an extensive bioinformatic analysis, we have prioritized a selection of GPCRs, beginning with orphan GPCRs, and are conducting association studies of these receptors to identify those involved in schizophrenia and bipolar disease. We expect this to provide an attractive range of targets that can be rapidly developed to provide potential therapeutic molecules.

Metabolic disorders

     Our metabolic disorder research program is a collaborative effort between our research groups in Evry, France and at Genset Corporation in San Diego. The group in Evry is responsible for the cloning, sequencing and bioinformatics analysis of secreted proteins, which are then transferred to the group in San Diego, responsible for conducting metabolic specific in vivo assays and animal model studies. The main objectives of this program are to identify and characterize genes and proteins involved in metabolic disorders, and in particular obesity and diabetes.

     The possible therapeutic approaches resulting from this research depend on the nature of the genes identified. Where a protein is insufficiently produced by the patient and it is possible to administer the protein to correct the metabolic disorder, the protein may itself be used to reestablish a normal biological response. If the protein cannot be used directly to treat the disorder, the study of its biological activity may reveal functional proteins that could be used to compensate for the patient’s genetic disorder. Finally, either of these approaches may result in the identification of targets that can be regulated by small molecules produced by chemical synthesis.

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

     Obesity has become a major public health problem and its prevalence is growing rapidly. The World Health Organization estimates that obesity is prevalent in 10 to 25% of people in Western Europe and 40% in certain specific groups, including in women from Eastern Europe and from certain Mediterranean countries and in African Americans. In the United States, obesity affected 26% of the total population in 1999. This represents 51 million adults. Obesity increases the risk of illness from about 30 serious medical conditions including hypertension and type 2 diabetes.

     The goals of treatment are weight reduction and, more specifically, reduction of body fat, to improve the patients’ quality of life and reduce risks from related pathologies. Weight reduction diets and exercise programs remain the two essential forms of treatment in controlling obesity today. The drugs that are available act either by inhibiting fat absorption, or reducing food consumption. These treatments make it possible to obtain rather modest weight loss, but on the other hand, gastrointestinal events and cardiovascular effects have been reported. These findings underline the need to develop new treatment strategies. In recent years successive discoveries in obese animals have intensified the interest in genetic approaches to the study of obesity, suggesting that the years to come may see a new generation of treatments that are both more effective and better tolerated. Scientific progress during the last five years suggests that twenty or so genes or chromosomal regions may be significantly involved in the mechanics of obesity.

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

     The prevalence of type 2 diabetes is particularly elevated in cultures with Western dietary habits. Currently, an estimated 100 million people worldwide have diabetes and WHO experts predict that, due to worldwide developments in lifestyle and diet, this number will double by 2010. About one million people aged 20 years or older will be diagnosed this year in the US. Obesity is an important risk factor contributing to the development of type 2 diabetes, and the majority of type 2 diabetics are overweight.

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

Genset Metabolism Program

     Using our secreted proteins platform, we have selected, cloned, sequenced and completed extensive bioinformatic analysis of over 100 genes encoding secreted protein candidates to be screened for implication in metabolic disorders such as obesity, insulin resistance, type 2 diabetes and hyperlipidemia. Our metabolic research to date has resulted in the identification of numerous secreted proteins that appear to be involved in metabolism and on which we have filed patent applications. These applications cover, to the extent available, the genomic structure of the genes encoding for these proteins, their polymorphism(s), the sequence of their various messenger RNAs, the functions of the proteins coded by these messenger RNAs and their potential therapeutic uses. Two of these genes, ACRP30 and LSR, have been the subject of extensive studies to define their physiological activity and evaluate their potential as a protein (ACRP30) or therapeutic target (LSR). The other genes continue to be evaluated.

     Genset’s most advanced research project concerns Famoxin, which is the name given by Genset to the globular head of APM1, the human homologue of the mouse protein ACRP30 (Adipocyte complement related protein). APM1 and ACRP30 are produced and secreted by adipocyte (fat) tissues. These were discovered in 1995 by Professor Harvey Lodish of the Whitehead Institute.

     Initially, we focused on producing the mouse globular head protein (gACRP30) for studies in animal models and in vitro assays. These studies in mice indicated that gACRP30, under specific experimental conditions, led to a significant reduction in weight and to lower levels of free fatty acids, glucose and triglycerides compared to a control group. The in vitro experiments using tissue and organ cultures also suggested that free fatty acid oxidation was increased in muscle following incubation with gACRP30.

     Other studies have shown a negative correlation between the level of APM1 in human plasma and levels of body fat, plasma glucose, plasma insulin and plasma triglycerides as well as increasing body mass.

     Based on these results, we decided to move the program forward to producing and testing the human globular head fragment, Famoxin. Our progress internally was slowed by various production problems, first concerning the solubility of the protein, and then concerning reproducibility. The studies conducted at Genset and in collaboration with Professor Jerry Olefsky highlighted the potential for Famoxin in insulin resistance and diabetes.

     A number of articles concerning the mouse protein in animal studies published by academic groups during 2001 provided further support of the importance of this protein in glucose metabolism. A group in Japan observed that ACRP30 expression was decreased in several models of insulin resistance. Using these models, they found that injection of ACRP30 significantly reduced insulin resistance. Another group in the United States decreased plasma glucose levels by injecting ACRP30 into diabetic mice. In normal mice, administration of ACRP30 resulted in a decrease in glucose levels, but without significant changes in insulin levels. They suggested that ACRP30 administration sensitizes the liver to the effects of insulin. The same group also monitored insulin sensitivity in mice following administration of ACRP30 and demonstrated that intravenous infusion of ACRP30 resulted in a 65% reduction in the rate of hepatic glucose production.

     In summary, studies at Genset and by academic research groups support the use of Famoxin as a therapeutic for metabolic disorders.

     We are currently focusing on issues relating to the production of Famoxin. In December 2001, we entered into an agreement with Eurogentec, a Belgian contract manufacturer, for the production and purification of the protein, with a view to scaling up and optimizing production. In order to move forward with our development plan we are working closely with Eurogentec to resolve the problems that we are encountering in reproducibly producing stable and active batches of the protein. These problems are delaying our advancement to the next stage of development. These difficulties in the production of protein therapeutics are not uncommon and have been resolved in other programs. There can be no assurance, however, that we will be able to produce a sufficient quantity of active and stable material in a reliable, timely and cost effective manner. We have shown biological activity of batches produced by Eurogentec in glucose metabolism tests and once we have resolved issues of stability we will be able to conduct tests on biological activity in lipid metabolism. Once we have sufficient quantities of active and stable material, our plan is to proceed with toxicological and pharmacological studies and conduct a phase I trial, which would include limited proof of concept studies to test the effect of Famoxin on glucose and fatty acid metabolism in humans. We do not intend to pursue the development of Famoxin beyond that stage without a corporate partner.

     In parallel, Professor Harvey Lodish and his team at the Whitehead Institute are pursuing their research collaboration with Genset with the aim of identifying the receptor for ACRP30 and determining the intracellular mechanisms involved. Genset has an exclusive option to the commercial rights to any results of this research program. Likewise, Genset has an exclusive license to the Whitehead Institute’s ACRP30 patent, and has filed over 20 pending patent applications directed specifically to APM1 and Famoxin.

     Another project being conducted by Genset involves studying a receptor called LSR which was initially identified in collaboration with INSERM (Institut National de la Santé et de la Recherche Médicale, or French National Institute of Health). This protein is expressed primarily in the liver. Association studies have demonstrated that certain variations of LSR were correlated with a significantly increased risk of developing excess weight, and with a modification of the tolerance to glucose. One polymorphism of the LSR gene is also correlated with the development of hypertriglyceridemia associated with obesity. This abnormality in the blood lipids, observed in 30% of obese subjects, is one of the causes of cardiovascular complications brought on by excess weight. These results suggest that LSR could be a receptor of a sub-type of lipoprotein. We have obtained transgenic mice that have a malfunctioning LSR protein and are working with an academic collaborator to characterize the phenotype of these mice. We have filed 30 patent applications relating to LSR and its potential therapeutic applications, the first of which are co-owned with INSERM and exclusively licensed to Genset.

     We have identified numerous other proteins from our full length cDNA library and through bioinformatic analysis as being interesting candidates for further research in our metabolism program. These include a novel protein selectively expressed in the liver. This protein was found to decrease plasma glucose levels and increase glucose uptake in skeletal muscle cells. Another of these candidates is a very closely related homologue of Famoxin, but, unlike Famoxin, is primarily expressed in the skeletal muscle. The homology to Famoxin implies that the protein has a role in metabolism, while the differential tissue expression suggests that this role is distinct from that of Famoxin. Another candidate from Genset’s cDNA library, RAP3, has been shown to be an important determinant of plasma triglyceride levels, a major risk factor for coronary artery disease. We licensed oncology applications of this gene to Ricerca.

Other research programs

     In addition to the two key fields of CNS and metabolic disorders, we have conducted other genomic research programs that have allowed us to generate technological and intellectual property assets, and may give rise to future payments from our partners.

Therapeutic proteins

     We have compiled a library of thousands of full-length human cDNA clones and sequences, which is enriched in cDNAs encoding for secreted proteins. Secreted proteins, such as hormones and growth factors, form the basis of a class of pharmaceutical products that generated more than 16 billion dollars in sales in 1999. Our cDNAs are an important tool in our research programs, in particular our metabolic program. We also intend to license these cDNAs to other partners for applications outside metabolism and CNS.

     In July 1997 the Company entered into an agreement with Genetics Institute (GI), a wholly-owned subsidiary of American Home Products, to provide our secreted proteins through the DiscoverEase® program, which includes 11 pharmaceutical and biotechnological partners.

The first proteins coming from Genset were delivered to the DiscoverEase partners in September 1998; following renegotiation of the agreement, our obligation to deliver proteins ended in September 1999. The proteins already delivered through the DiscoverEase program remain covered by the terms and conditions of this agreement, but Genset is free to commercialize the other proteins independently.

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

Vaccine and immunotherapy applications

     We fully sequenced and filed patent applications on the genomes of both Chlamydia pneumoniae and Chlamydia trachomatis L2 strain. The Chlamydiae are intracellular bacteria responsible for various infections in humans. Studies suggest that they play a role in the development of atherosclerosis. In August 1998, we entered into an exclusive license agreement with Wyeth-Lederle Vaccines (“Wyeth-Lederle”), a business unit of Wyeth-Ayerst Laboratories, a division of American Home Products. Pursuant to this agreement, we licensed exclusively to Wyeth-Lederle the genomic sequence data of Chlamydia pneumoniae and Chlamydia trachomatis L2 strain for applications in vaccine development. In return for the license, Wyeth-Lederle provided us with up-front licensing fees, and agreed to pay us clinical milestones and royalties on net sales of vaccine products developed using our genomic data.

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

Plant genomics

     In December 1997, we entered into a series of agreements with Ceres, Inc. (“Ceres”), a U.S. company specializing in the field of agricultural biotechnology. The collaboration consisted of three parts: (i) our acquisition of an equity interest in Ceres; (ii) an agreement under which we provided sequencing and bioinformatics services to Ceres and received quarterly payments and additional Ceres equity; and (iii) an exclusive license agreement providing Ceres access, on a royalty-free basis, to certain of our sequencing and bioinformatics technologies for applications in agricultural genetics. Under the services agreement, we provided to Ceres for further research extensive libraries of cDNA clones and related bioinformatic analysis data for several plant species. We completed this agreement at the end of 2000. In April 2002, Ceres announced that it had signed a major partnership with Monsanto. This partnership was based in large part on the materials and data we had delivered. Following the signature of this partnership, we were able to sell our equity stake in Ceres for approximately €16.4 million.

Competition in genomic research

     See “Item 3. Key Information — Risk factors — Rapid technological changes in the genomics industry may make our technologies and discoveries less attractive or obsolete.”

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

     Our principal competitive advantage is our considerable experience in conducting SNP-based association studies. We were the first company to adopt this approach, which we believe is particularly well suited to the fields of CNS diseases and metabolic disorders. A number of other companies have now adopted this and similar approaches for the discovery of disease-associated genes, including in the disease areas we are focusing on. We have, however, during the last five years, generated valuable experience and proprietary assets in conducting these programs, in particular:

•	our portfolio of genomic patents, covering association study technologies and disease-associated markers and genes
•	our collections of clinical samples specific to the disease areas we are focusing on
•	our BAC library, an ordered set of over 25,000 fragments of human DNA covering the genome
•	our database of validated SNPs and human genomic sequence data
•	our library of full-length human cDNAs, enriched for genes encoding secreted proteins
•	our bioinformatics and biostatistics algorithms and software programs

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

     We believe that our capacity to compete in the industry depends on a number of factors, including notably our abilities to:

•	develop and maintain scientifically advanced technology
•	attract and retain qualified personnel
•	obtain patent protection for our discoveries
•	establish alliances with strategic partners to develop and commercialize drugs and diagnostic products based on our discoveries
•	secure sufficient capital resources to fund our discovery and pre-clinical /early stage clinical development programs
•	continue to obtain and maintain access to appropriate clinical collections

Genset Oligos

     We began producing synthetic DNA in 1989 for our internal research programs. In 1997, we created a specialized division, Genset Oligos, to focus our oligonucleotide production and marketing efforts. Genset Oligos expanded rapidly, and by the end of 2001 had over 200 employees spread among five production and marketing sites, in France (Paris), the United States (San Diego), Singapore, Japan (Kyoto) and Australia (Lismore).

     With the implementation of our new strategy, “from gene to drug”, in 2001, we decided to explore the possibility of selling our Genset Oligos division, which had over time become less strategic to our core business. We sold the division in April 2002 to the Proligo division of the specialty chemicals group Degussa for approximately €25 million. On the one hand, this sale provided financing for our core research and development activities and, on the other hand, the further development of this activity would have required substantial management and financial resources that we preferred to dedicate to our principal business.

Patents and proprietary rights

     We utilize both patents and trade secret methods to protect both the results of our research programs and the proprietary technologies that enable these programs. See “Item 3. Key Information — Risk factors — Obtaining effective legal protection for our intellectual property is difficult, expensive and uncertain; — We may become involved in patent litigation or other proceedings regarding our intellectual property rights which could be expensive, time consuming and prevent us from commercializing our discoveries; — If we are unable to protect our trade secrets, others may be able to use them and our competitive position will be damaged.”

The legal environment

Patentability of genomic inventions

     There are believed to be between 30,000 and 100,000 genes scattered throughout the human genome and we believe that virtually all such genes will be identified over the next several years. Numerous groups are attempting to rapidly identify and patent gene fragments and full-length genes. Patent applicants seeking protection for gene fragments or full-length genes in the United States and Europe must provide sufficient information relating to the DNA sequence and the specific uses of such sequences to meet the legal requirements to obtain patent protection. It is generally accepted in the United States and Europe that a novel, non-obvious gene sequence together with specific information about the biological function, or potential commercial or medical use of the sequence, is patentable. The patent strategies of the groups seeking protection on gene fragments or full-length genes vary widely as to the extent of biological characterization and the nature of the specific uses they provide in their patent applications. There remains substantial uncertainty regarding the potential to obtain and enforce patents covering gene fragments or full-length genes without known function, as well as the amount and type of functional information necessary to obtain granted patents in this field.

Duration of patent protection

     The duration of patent protection is particularly important in the biotechnology and pharmaceutical fields because it takes many years to develop and obtain the regulatory authorizations necessary to market products in these fields. Due to the large number of biotechnology patent applications being filed and the complex and often novel scientific and legal issues involved, the time from filing to issuance is particularly uncertain in the biotechnology field. When U.S. patents are granted, they are granted for a term of 20 years from the earliest filed patent application the inventor(s) filed on a particular invention. In late 1999 the Patent Term Guarantee Authority Act became law in the United States. This law was designed to extend the patent term past the statutory 20 years from filing to compensate patentees for delays in patent processing on the part of the U.S. Patent and Trademark Office. The bill was designed to ensure patentees would receive at least 17 years of patent protection, so long as they had been diligent in responding quickly to the Patent Office during prosecution.

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

International extension of patent applications

     Patent applications are typically initially filed in one jurisdiction. Thereafter, within 12 months following the filing of the priority application, the application may be extended internationally, either through the procedure prescribed by the Patent Cooperation Treaty or “PCT” or, independently from the PCT procedure, to selected countries. In the case of a PCT extension, the applicant has 18 months from the general PCT extension to select those countries among the PCT signatories, which include notably the 19 member countries of the European Patent Office as well as the United States, Canada, Australia, and Japan, in which it wishes to pursue its patent application. Regardless of the procedure chosen to extend a particular patent application, the priority date of an extension application will generally correspond to the date of the initial filing so long as the invention covered by the extension is the same as that covered by the initial filing.

Our patent portfolio and strategy

     As of June 17, 2002, we had filed 702 patent applications, of which 110 have to date been allowed or granted. We constantly review our patent portfolio to determine which applications to maintain. The maintenance of patent applications and patents requires the payment of periodic taxes. Of our 110 allowed or granted patents, we have maintained 88 in force. Our current allowed or granted patents in force include 27 in France, 24 in the United States, and 7 before the European Patent Office.

     To obtain patent protection for the results of our disease gene discovery and pharmacogenomics research programs, our strategy is to file comprehensive patent applications that combine full-length gene sequences with as much information of pharmaceutical relevance as is available at the time of filing. This information may include the sequence of the corresponding proteins, their functional characterization, related SNPs, together with disease or drug response association data. Our first comprehensive patent application of this kind, filed in 1997 on a gene discovered in our prostate cancer collaboration program with Sanofi-Synthélabo, was granted in 1999. This was the first patent application granted in the United States covering a gene discovered through SNP association with a disease (U.S. Patent No. 5,945,522).

     For some of our programs, we previously filed patent applications claiming large numbers of SNPs associated with a series of functionally related genes or located in chromosomal regions linked or associated with disease, as well as methods to use these SNPs in combination to study the susceptibility to disease, drug response, or other specific clinical traits. As a result of the regulatory limitations on the number of SNPs that can be granted in any one patent application, and the value of maintaining the identity of SNPs and association data as a trade secret, we decided not to file further patent applications directed only to SNPs and association data.

Metabolic disorders

      In the context of our metabolic disorder programs, we have filed patent applications covering a number of genes and corresponding SNPs, including the gene sequences of RAP3, APM1 (genomic sequence), LSR and their variants, SNPs associated with phenotypic traits underlying obesity, type 2 diabetes, and related syndromes, and treatment methods addressing these diseases. We have also filed both U.S. and International PCT applications covering Famoxin, the active fragment of APM1 which is currently our lead drug candidate, and other fragments of human APM1 and mouse ACRP30 with similar characteristics, as well as methods of using Famoxin and these other fragments to treat obesity, insulin resistance, type 2 diabetes and other obesity related disorders.

     Our patent applications relating to Famoxin are either solely owned by Genset or exclusively licensed. We aso have an exclusive license for the commercialization of the Whitehead Institute's granted U.S. patent covering the full length human APM1 and mouse ACRP30 cDNA, entitled “DNA Encoding a Novel Serum Protein Produced Exclusively in Adipocytes.” Some of the earlier applications in our portfolio relating to LSR are co-owned by Genset and INSERM.

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

     All the patent applications filed in the context of our CNS disorder programs belong to Genset. These patent applications include, notably, those covering the genes and SNPs in the region studied in our schizophrenia collaboration with Janssen, to which Jannsen retains an exclusive license. In 2002, we were allowed a U.S. patent application covering a novel gene associated with schizophrenia and bipolar disease identified as part of this collaboration.

Other programs

     We also seek patent protection for the full-length gene sequences identified through our 5 prime high-throughput gene identification program, especially when we have identified specific functional information indicating that sequences have particular potential value either as therapeutic agents or as targets for drug screening. We have, for example, filed several patent applications covering a large number of DNA sequences corresponding to secreted proteins. The genes resulting from our gene identification programs are systematically evaluated as candidates in our metabolic and CNS disorder disease gene discovery programs, and our strategy is to file further patent applications covering any additional functional or medically relevant information that is discovered in relation to these genes. We also have filed patent applications relating to the complete genome sequences of two related infectious microorganisms, Chlamydia trachomatis and pneumoniae, the latter of which has been identified as being potentially associated with the occurrence of cardiovascular diseases, especially atherosclerosis. The patent applications relating to both organisms claim therapeutic, diagnostic and vaccine applications; the applications in vaccine development were exclusively licensed to Wyeth-Lederle Vaccines.

Technology platform

     We also seek patent protection for the proprietary technologies that support our research programs in selected cases where trade secret methods do not offer optimal protection. For example, we have a granted European patent relating to the solid phase amplification of nucleic acids, a technique that is particularly useful for replicating small regions of a DNA sample so that it can be accurately analyzed in a genotyping or diagnostic assay. We also have a granted U.S. patent relating to vectors and cloning strategies that enable the systematic and efficient sequencing of extremely large regions of DNA, including entire genomes. We have filed several additional patent applications covering our key functional genomics technologies, including high-throughput cloning, sequencing, mapping, genotyping and gene localization techniques, and computerized statistical methods to analyze complex sets of genotyping data from multiple sets of SNPs. We have been granted U.S. patents relating to biostatistical methods of analyzing complex biological data, such as data from association studies. We have also had a U.S. patent application allowed for methods of detecting DNA sequences on chromosomes using multiple fluorophore labels.

Government regulation

     Regulation by governmental authorities in France, the European Union, the United States and other countries has a major impact our business. Government regulations are particularly relevant to the following aspect of our activities:

•	The development and commercialization by us and our strategic partners of pharmaceutical products based on our research;
•	The collection and use of the DNA samples necessary for our research; and
•	The safety and quality procedures governing our research and development activities.

Pharmaceutical product development and commercialization

     See “Item 3. Key Information — Risk factors — The development and marketing of drugs and diagnostic products are subject to regulations that could delay or prevent their commercialization and thus our ability to generate revenues from products developed based on our discoveries.”

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

     Genset does not have the expertise or resources to develop and commercialize pharmaceutical products on its own, and we have not in the past undertaken to develop any products. Consequently, we rely on our partners to whom we license drug targets and candidates to conduct the many years of development, including extensive clinical studies, and other regulatory approval procedures, necessary to commercialize any products based on our research. As part of our new strategy, however, we expect to bring our own potential products, such as Famoxin, forward to the point where we can enter into partnerships of a much greater value than our deals of the past. We expect this will involve conducting ourselves Phase I clinical trials on our most promising candidates. Ultimately, our success will depend on our ability and that of our partners to successfully complete the development and regulatory process for products resulting from our research. See “Item 3. Key Information — Risk factors.”

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

     Human clinical trials are typically conducted in three sequential phases, but the phases may overlap. Phase I clinical trials consist of testing the product in a small number of patients or normal volunteers, primarily for safety, in one or more dosages, as well as characterization of a drug's pharmacokinetic and/or pharmacodynamic profile. In Phase II clinical trials, in addition to safety, the efficacy of the product is evaluated in a patient population. Phase III clinical trials typically involve additional testing for safety and clinical efficacy in an expanded population at multiple geographically dispersed sites. A clinical plan, or “protocol,” is submitted to the regulatory and ethical authorities prior to commencement of each clinical trial. They may order the temporary or permanent discontinuation of a clinical trial at any time for a variety of reasons, particularly if safety concerns exist. All three clinical phases generally take three to six years in the aggregate, or longer, to complete.

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

     See “Item 3. Key Information — Risk factors — We may not be able to obtain DNA samples required for our genomic research programs; — We could incur liabilities relating to hazardous materials that we use.”

Suppliers

     We use large quantities of chemical raw materials or reagents in all our research activities. Some of these reagents are only available from a limited number of suppliers. We have contracts with these suppliers for the provision of certain quantities of reagents at fixed price for one-year periods. We occasionally order other reagents. We continually seek alternative sources of reagents and test potential new reagents. We cannot be certain that these reagents will remain available in commercial quantities at costs that are not economically prohibitive. Should we be unable to obtain an adequate supply of reagents at commercially reasonable rates, our ability to continue to conduct our genomic research programs using our current technology platform could be adversely affected.

Organizational structure

     Following our sale in April 2002 of the Genset Oligos division, Genset SA now has only one wholly-owned subsidiary, Genset Corporation in California. We also retained a minority interest in our Genset Oligos Australian subsisdiary, which we expect to sell in the coming months, and in our Genset Oligos Singapore subsidiary, which we expect to sell in the coming years. In December 2001, we also sold our 50% interest in the Irish company Surgen.

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

     Our Genomics Research Center is housed in a modern complex located in Evry, outside of Paris. The Genomics Research Center houses almost of our genomics research activities, including notably our Biostatistics and Genetic Epidemiology and Functional Genomics departments, as well as the majority of our Informatics activities. We currently occupy approximately 7,300 square meters (approximately 78,500 square feet), out of the total surface area of approximately 12,300 square meters (approximately 132,000 square feet) covered by the lease, which expires on March 31, 2005. In February 2002, we sublet the 5,000 square meters that we do not occupy.

     Our U.S. subsidiary leases a facility in San Diego. This 27,048 square foot (approximately 2,500 square meter) facility is occupied by our metabolic disorder research and development group, part of our patent activities and all U.S. administrative support. We moved into this modern, single-tenant building in February 2001, to provide for the growth of our research group and to locate our research and administrative staff on one site. The lease for this facility expires on February 28, 2011.

Item 5. Operating and Financial Review and Prospects

     The following discussion is based upon and should be read in conjunction with our Consolidated Financial Statements and the Notes thereto, included elsewhere in this Annual Report.

     Our Consolidated Financial Statements and the Notes thereto have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”).

     This Annual Report contains certain forward-looking statements that involve risks and uncertainties relating to our future financial and technological performance. See “Cautionary Statement Regarding Forward-Looking Statements.”

Overview

     We are a genomics company focused on generating a pipeline of drug targets and drug candidates in the areas of central nervous system ("CNS") diseases and metabolic disorders. We have successfully used our integrated technology platform and association studies approach to identify and characterize drug targets and drug response markers in the fields of CNS, metabolic and other diseases. Building upon the expertise accumulated in various alliances with pharmaceutical partners and our portfolio of genomic patents, we now intend to pursue and validate novel drug targets and candidates for our own account, starting with a lead protein candidate in our metabolic program.

     This strategy reflects a new business model aimed at capturing a greater portion of the value that can be derived from our discoveries. Through the generation of a pipeline of validated targets and drug candidates in the fields of CNS diseases and metabolic disorders, we intend to move forward our own discoveries, such as Famoxin, our first potential product in the metabolic field, to the point where we can enter into partnerships of a much greater value than our historical sponsored research collaborations. Based on the experience, technologies and intellectual property generated in conducting partnered genomic research programs, we believe we are well positioned to exploit the quantity of raw genomic data that is now available and to efficiently generate valuable, medically-relevant genomic discoveries.

     We expect the majority of our future revenues to be generated through the out-licensing of rights to targets and products discovered in the course of our ongoing research:

•	In the field of CNS diseases, we believe we can generate the most added value by partnering specific programs with pharmaceutical or biotechnology companies with the screening, combinatorial chemical and development capabilities to turn our targets into drugs. We expect such partnerships would provide us with significant up-front payments for access to our targets, and with substantial milestone and royalty payments based on the development and commercialization of resulting drugs. We may also, depending on specific opportunities, employ service companies specialized in screening to discover potential small molecule drugs for our own account, or license out individual targets to pharmaceutical companies.
•	In the field of metabolic disorders, we believe we can generate the most added value by licensing out therapeutic protein drug candidates on a case by case basis, after having ourselves conducted initial development activities on the protein. The first candidate we intend to license out is Famoxin. We currently expect to license out Famoxin after having completed a phase I clinical trial in humans, or at an earlier stage if we obtain satisfactory financial terms. Currently, we do not have any other drug candidates at a stage of development where we could expect to license them out in the coming months.

     There can be no assurance, however, that we will be successful in discovering our own commercially valuable pipeline of drug targets and candidates, or in entering into these new types of revenue generating agreements.

     We also expect to derive revenues from licensing out intellectual property and data that we have generated over the past years. In the course of developing our genomics platform and conducting sponsored research programs, we generated a significant portfolio of intellectual property and proprietary information that has many applications outside our core areas of interest, and only part of which is exclusively licensed to our historic partners. We expect, for example, to license out rights to use our cDNA library or certain of our patented genes to discover and develop drugs for applications other than CNS and metabolic disorders.

     We may also in the future receive license option fees, development milestone payments and royalties on the sale of drugs derived from our historic sponsored research programs. These further payments, however, depend entirely on the extent to which our partners decide to actively pursue programs using the genomic data we delivered to them, and are successful in discovering and developing pharmaceutical products using this data. We have little control over the priorities and success of our partners, and, even if they are successful, given the time required to develop pharmaceutical products, we may not receive significant payments for many years.

Our New Strategy

     We began implementing our new strategy in early 2001, with the launch of the operational phase of our  “GENSET PHARMA” initiative and the reorganization of our genomics research platform. We reorganized our Genomics Research Center in Evry, France, reducing the number of employees by approximately 80, principally employees involved in sequencing and mapping activities, and in parallel recruited new employees with the specific complementary skills we now require in our research centers in Evry and San Diego.

     In accordance with our new strategy, we decided to no longer enter into service agreements or limited gene discovery or pharmacogenomics sponsored research agreements for the benefit of others. We completed the research required under all existing agreements, other than the February 2000 gene discovery agreement with Abbott, which was renegotiated to be consistent with the new strategy. As a result, we stopped receiving the research funding revenues that were provided for under those agreements, and our research and development revenues dropped dramatically in 2001. The research funding payments we received under these agreements, however, only covered a portion of our overall costs, as we invested in developing genomic technologies, infrastructure and intellectual property that are not specific to any program.

     Also as part of our new strategy, we began to explore the sale of non-core assets, both to provide financing for our core research and development activities and to enable management to focus on the principal business of the company. This process culminated in the sale of the Oligonucleotides Division and of our shares in Ceres. See “Recent Developments” below.

     The change in our business plan had and will continue to have a major impact on the size and timing of research and development revenues. As a result, our results of operations for 2001 and future periods are and will not be comparable to the results of operations for historical periods.

     We have incurred losses since our inception and we anticipate that we will incur further losses in the next years.

Critical accounting policies

     The preparation of our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

     We believe the following critical accounting policies, which are fully described in Note 1 to the Consolidated Financial Statements, affect our more significant judgments and estimates used in the preparation of our consolidated financial statements:

•	Revenue recognition policies
•	Deferred compensation
•	Impairment of long-lived assets

Recent Developments

Recommended Cash Tender Offer for Genset by Serono S.A.

     Serono S.A. and Genset announced on June 26, 2002 that they have agreed on the terms of a recommended cash tender offer by Serono France Holdings S.A., a wholly-owned subsidiary of Serono S.A., for all outstanding shares, American Depositary Shares and convertible bonds (OCEANEs) and certain warrants of Genset.

     Serono’s offer (the “Tender Offer”) was unanimously recommended by the board of directors of Genset on June 25, 2002. It consists of 9.75 euros in cash for each Genset share, 3.25 euros in cash for each Genset ADS, 102.64 euros in cash for each Genset OCEANE, 1 euro in cash for each warrant issued on or prior to June 27, 2001 and 6.50 euros for each warrant issued in June 2002.

     The launch of the Tender Offer, in the United States and in France, is subject to Genset’s shareholders voting to amend its by-laws, in order to repeal the provision which currently limits any shareholder’s voting rights to 20%, at Genset’s extraordinary shareholders’ meeting to be held on June 26, 2002. The Tender Offer is also subject to securities representing a minimum of two-thirds of the voting rights of Genset being tendered, taking into account the OCEANEs on an as-converted basis.

     If and when Serono commences the Tender Offer, it will file a Tender Offer Statement and Genset will file a Solicitation/Recommendation Statement with the SEC. Those documents will contain important information that should be read carefully before any decision is made with respect to such Tender Offer.

Appointment of Marc Vasseur as Chairman and Directeur Général; Changes in Senior Management

     On May 16, 2002, we announced the appointment of Marc Vasseur as Chairman of the Board and Directeur Général in replacement of André Pernet. See “Item 6. Directors, Senior Management and Employees – Board of Directors.” On June 6, 2002, we announced the promotion of several senior managers, in replacement of three departing executive officers.

First Quarter 2002 Financial Results

     On April 25, 2002, we announced our financial results for the first quarter of 2002.

     We reported a consolidated net loss for the quarter ended March 31, 2002 of € 13.7 million or €1.69 per share, as compared to a net loss of €17.6 million or €2.17 per share for the quarter ended March 31, 2001. The Company’s net loss excluding other special charges, namely the charges related to the implementation of the Genset Pharma program, for the quarter ended March 31, 2001 was €10.0 million or €1.23 per share.

     The only revenues of the quarter were revenues from the sales of the Genset Oligos Division (which was sold effective April 9, 2002) and amounted to €5.0 million as compared to €4.3 million for the first quarter of 2001, showing a 16% increase. In the first quarter of 2001, research and development revenues amounted to €0.8 million.

     During the first quarter of 2002, the cash used in operating activities was €10.3 million. Also, during the quarter, Genset spent €5.5 million on the payment of the 2002 Celera database subscription fee as well as on certain non recurring expenses, including the settlement of the legal dispute with CEPH, the purchase of some minority interests in the oligos subsidiaries required to complete the sale of the division, the payment of certain fees related to the sale of the oligos business and the finalization of the equity line.

     Research and development expenses for the quarter were €9.7 million, compared to €8.5 million for the same quarter in 2001. This increase was primarily due to the expenses related to Famoxin, especially the costs of our contract manufacturer Eurogentec, and also to an increase in activity compared to the first quarter 2001, during which research activity in Evry was disrupted by the implementation of the social plan.

     General and administrative expenses, including those of the oligonucleotides business segment, increased from €3.4 million in the first quarter of 2001 to €4.2 million in the first quarter of 2002. This increase results principally from indirect costs related to the oligonucleotides sales process. For the quarter, general & administrative expenses excluding those related to the oligonucleotides business decreased 15 % to €2.4 million from €2.8 million in the first quarter 2001. This decrease is the result of the Company’s efforts to control overall spending.

     The Company reported a net foreign exchange loss for the quarter of €0.1 million, as compared to a foreign exchange gain in the first quarter of 2001 of €0.6 million. Net interest expense for the quarter was €0.7 million, compared to €0.5 million in the first quarter of 2001.

     Genset did not record any income tax benefit for the first quarter 2002 or in the same period in 2001.

Sale of Ceres shares

     On April 19, 2002, we sold all our shares in Ceres, an agricultural biotechnology company, to certain investors for an aggregate purchase price of US$ 14.6 million or approximately € 16.4 million.

Sale of the Oligonucleotides Division

     On April 9, 2002, we sold our Oligonucleotides Division to the Proligo Division of the specialty chemicals group Degussa based in Dusseldorf (Germany), for US$21.5 million or approximately €25 million. We received US$19.5 million or approximately €21.9 million of the consideration on April 9. In addition, we expect to collect a further €3.1 million from this sale before the end of 2002, between the balance of the purchase price due by Proligo, certain receivables we kept as part of the transaction and the minority stock we retained in the Australian subsidiary, which we expect to sell in the third quarter. As the transaction was structured as a cash-free transaction, the purchaser will also remit to us the approximately €4.8 million in cash transferred with the business.

     As part of the transaction, we undertook to buy out certain minority shareholders of the subsidiaries of the division, resulting in expenditures during the first quarter of 2002 of approximately €0.8 million. In addition, the aggregate expenses of consultants (bankers', legal and auditors’ fees) engaged in 2002 in connection with this transaction will be approximately €1.8 million. As part of the transaction, however, we also retained certain assets, including minority stakes in the Singaporean and Australian subsidiaries of the division. We have granted to the purchaser options to acquire these minority stakes for an aggregate amount of approximately €0.6 million, and we expect the purchaser to exercise these options.

     Our Oligonucleotides business accounted for €18 million or 92% of our consolidated revenues in 2001. Consequently, although we will account for all the revenue generated by our Oligonucleotides Division in the first quarter of 2002, the sale of this business will result in a very significant reduction in our revenue in 2002 and future years, compared to the revenue we would have generated had we not sold the division. However, as the revenue and expenses of the Oligonucleotides Division were relatively balanced, with the division generating €0.9 million in operating income in 2001, we do not expect the sale of this business to have a significant impact on our operating loss in 2002 or future years. The sale will also result in a decrease in our headcount by approximately 200 employees, and in a much greater focus of our overall activities and management on our core research and development activities.

Equity Line

     On February 20, 2002, our shareholders approved the Equity Line financing mechanism agreed between us and Société Générale in November 2001, and authorized by the Commission des opérations de bourse or COB, the French securities regulation authority, in January 2002. Under the two-year agreement, Société Générale will purchase shares of Genset stock at times determined by us. The quantity and value of shares we will issue to Société Générale will depend on the market for Genset shares, both in terms of price and volume. Depending on the volumes traded and share prices on the Nouveau Marché during reference periods of five consecutive trading days selected by us, Société Générale will purchase between 5,000 and 125,000 of our shares at the end of each period. As long as the price of our shares on the final day of the 5-day period exceeds the average trading price over the 5-day period, Société Générale will purchase between 7.5% and 15% of the number of our shares traded on the Nouveau Marché during the reference period. Société Générale will pay a price per share equal to 90% of the average weighted market price of our shares on the Nouveau Marché during the relevant period. However, Société Générale will not be required to purchase shares if their purchase price would be below 3 euros per share.

     Société Générale, in its role as financial intermediary, is likely to resell all of the subscribed shares on the market. Société Générale may not however sell shares during any reference period. We have agreed to issue shares for a minimum amount of €5 million to Société Générale over the two-year period. The agreement with Société Générale provides for an initial maximum of €20 million, which will be increased to €30 million provided we satisfy our minimum commitment and that our share price averages over 6 euros over a period of three months. The aggregate amount of shares to be subscribed by Société Générale under the agreement is not guaranteed, and will depend in large part on the share price and volumes on the Nouveau Marché over the two-year period.

     With the funds received from the sale of the Ceres shares and the Oligonucleotides Division, we do not need to, and do not currently intend to, use the equity line extensively at the current market price. We intend to use the equity line at periods when improved market conditions and/or positive results from our research and development or licensing activities have resulted in a significant improvement in the share price and in sustained trading volumes. In any case, based on the current market price and volumes on the Nouveau Marché, we would not be able to raise more than the minimum amount of €5 million over the two years of the agreement.

Results of Operations

Years ended December 31, 2001 and 2000

Revenues

     We reported total revenues of €19.5 million in 2001, a 35% decrease compared to total revenues of €29.8 million in 2000. Research and development revenues amounted to € 1.5 million, or 8% of total revenues, compared to €17.3 million or 58% of total revenues in 2000, while oligonucleotide sales increased to €18.0 million in 2001 from €12.5 million in 2000. The 44% increase in our oligonucleotide sales did not offset the 90% decrease in our research and development revenues, resulting from our change in strategy.

Operating expenses

     Our total operating expenses increased by 6% to €70 million in 2001, from €66.0 million in 2000. Research and development expenses decreased from €42.3 million in 2000 to €35.6 million in 2001. This 15.8% decrease reflected a substantial decline in research and development expenses incurred to conduct programs for the benefit of third parties, notably in large-scale sequencing activities, as well as cost-control measures.

These decreases in expenses were partially offset by expenses associated with the addition of new activities and technical expertise required for our new strategy to go from gene to drug, and by the cost of subscribing to the Celera database. We expect research and development expenses to remain fairly stable in 2002 as compared with 2001, with costs associated with adding further required technical expertise either internally or through external collaborations, notably in connection with the development of Famoxin, being offset by continued cost-control efforts.

     Costs of goods sold amounted to €10.9 million in 2001, compared to €7.6 million in 2000. Selling and marketing expenses amounted to €2.6 million in 2001, compared to €2.5 million in 2000. Both items, which relate exclusively to the Oligonucleotides Division, increased in 2001 in line with the increase in sales.

     General and administrative expenses decreased by 5% to €13.0 million in 2001 from €13.7 million in 2000. This decrease was primarily due to the Company’s efforts to control overall spending and to a decrease in the costs associated with our employee stock options, partially offset by nonrecurring expenses related to the implementation of the equity line and of the stock option renunciation and regrant program. We expect general and administrative expenses to decrease somewhat in 2002 as a result of the sale of the Oligonucleotides Division.

     In connection with the GENSET PHARMA initiative, the Company recorded other special charges for a total amount of €7.9 million. This amount consists of the following :

		(in € million)
•	Redundancy costs (1)	1.4
•	Impairment of assets (2)	3.5
•	Abbott settlement agreement (3)	1.7
•	Various fees (4)	1.3

	Total	7.9

1.	expense related to the cost of laying off of approximately 80 people at our Genomics Research Center in Evry
2.	includes the write-off of certain assets that were primarily used in sequencing activities
3.	price paid to regain the intellectual property generated in the bipolar program and to release the Company from further research obligations for the account of Abbott
4.	outside consultant fees, paid in connection with the implementation of the reorganization of our Genomics Research Center in Evry and the search for a buyer for the Oligonucleotides Division.

Financial result

     Interest expense, net amounted to €1.2 million in 2001, compared to interest income, net of €0.3 million in 2000. The increase in interest expense is mainly explained by the full year impact of interest expense incurred in connection with the convertible bonds issued in June 2000.

Other expenses, net

     Other expenses, net amounted to €0.4 million in 2001 compared to other income, net of €0.1 million in 2000. In 2001, these expenses mainly comprised the impairment charge on our Corixa shares.

Extraordinary items

     In December 2001, we repurchased 69,143 convertible bonds at a price per bond of €20. The €5.4 million gain resulting from this early retirement of debt was recorded in the “extraordinary items” line of our income statement.

Income tax

     In 2001, the Company recorded an income tax charge of €0.7 million compared to an income tax benefit of €2.4 million in 2000. The income tax charge mainly related to our profitable operations in Japan and Singapore. As research and development expenses decreased we did not record any research tax credit in 2001. We recorded an income tax benefit (research tax credit) of €2.4 million for 2000. As of December 31, 2001, we had a research-related income tax credit receivable of €13.1 million, of which €2.7 million is recoverable in 2002, €5.0 million in 2003, and €2.6 million in 2004. The amount of €2.8 million, that should have been paid in 2001, will be paid in 2002, following the completion of the audit of our research tax credit undertaken by the French Ministry of Research.

Net income / loss

     Our net loss increased 37.2% from €34.4 million in 2000 to €47.2 million in 2001.

     As of December 31, 2001, our accumulated deficit was €134.3 million compared to €87.2 million as of December 31, 2000.

Net sales and operating income/loss by business activity

•   Research and development

     We reported total revenues of €1.5 million in 2001, a 91% decrease compared to revenues of €17.3 million in 2000. The decline in research and development revenues reflects the change in our strategy.

     Direct costs decreased to €34.3 million in 2001, from €41.9 million in 2000. This 18.1% decrease was also a consequence of our new strategy. See "Operating Expenses" above.

     In December 2001, we settled our legal dispute with CEPH. Under the settlement, part of the research and development expenses accounted for in connection with our 1996 contract with CEPH were cancelled, resulting in a reversal of expenses of €2.1 million (excluding interest).

     We reported an operating loss of €32.8 million in 2001, compared to an operating loss of €24.6 million in 2000. This loss reflected a drastic decrease in research and development revenues, partially offset by a decrease in research and development expenses.

•   Oligonucleotides

     We reported total revenues of €18.4 million in 2001 including €18.0 million for commercial sales and €0.4 million for internal sales produced for our research and development operations. These revenues increased by 20% compared to revenues of €15.3 million in 2000, including €12.5 million in commercial sales and €2.8 million in internal sales produced for our research and development operations. The 44% increase in our oligonucleotide sales to third parties was primarily due to increased sales in Japan and in the United States. The 17% increase in direct costs, from €15 million in 2000 to €17.5 million in 2001, was due to an increase in personnel headcount and in volumes produced.

     As a result of revenues increasing relatively more than costs, our oligonucleotide activity reported operating income of €0.9 million in 2001 compared to €0.3 in 2000.

Years ended December 31, 2000 and 1999

Revenues

     We reported total revenues of €29.8 million in 2000, an 8% increase compared to total revenues of €27.7 million in 1999. Research and development revenues totaled €17.3 million, or 58% of total revenues, while oligonucleotide sales accounted for €12.5 million. The slight increase in revenues was principally due to a 51% increase in oligonucleotide sales which compensated for a decrease in research and development revenues.

Operating expenses

     Our total operating expenses increased by 14% to €66.0 million in 2000, from €57.9 million in 1999. Research and development expenses remained stable in 2000, and amounted to €42.3 million in 2000, compared to €42.4 million in 1999.

     Costs of goods sold amounted to €7.6 million in 2000, compared to €3.5 million in 1999. Selling and marketing expenses amounted to €2.5 million in 2000, compared to €1.5 million in 1999. Both items relate exclusively to sales of oligonucleotides and the increase in 2000 reflected the increase in sales.

     General and administrative expenses increased by 30% to €13.7 million in 2000 from €10.6 million in 1999, primarily as a result of changes in personnel costs associated with our employee stock options and an increase in patent activities including numerous new patent filings and extensions.

Financial result, net

     Interest income, net amounted to €0.3 million in 2000 compared to €0.8 million in 1999.

Income tax

     We recorded an income tax benefit (research tax credit) of €2.4 million in 2000 compared to €4.9 million in 1999. Research tax credit decreased in 2000 following a decrease in the growth of our research and development expenses between 1999 and 2000.

Net income / loss

     Our net loss increased 55.7% from €22.1 million in 1999 to €34.4 million in 2000.

     As of December 31, 2000, our accumulated deficit was €87.2 million compared to €52.8 million as of December 31, 1999.

Net sales and operating income/loss by business activity

•   Research and development

     We reported total revenues of €17.3 million in 2000, a 10.8% decrease compared to revenues of €19.4 million in 1999. The slight decline in research and development revenues reflected the change in our strategy, towards a focus on developing products for our own benefit.

     Direct costs were stable at €41.9 million in 2000, from €41.8 million in 1999.

     We reported an operating loss of €24.6 million in 2000, compared to an operating loss of €22.3 million in 1999.

•   Oligonucleotides

     We reported total revenues of €15.3 million in 2000 including €12.5 million for commercial sales and €2.8 million for internal sales produced for our research and development operations. These revenues showed an increase of 32% compared to revenues of €11.6 million in 1999, including €8.3 million for commercial sales and €3.3 million for internal sales produced for our research and development operations. The 51% increase in oligonucleotide sales to third parties was primarily due to increased sales in Asia, particularly in Singapore and Japan, and to the establishment of our new subsidiary in Australia. The 52% increase in direct costs, from €9.9 million in 1999 to €15 million in 2000, was due to an increase in personnel headcount, to the progression of the quantities produced and to investments in new subsidiaries.

     As a result, the operating income of our oligonucleotide activity decreased by 83%, from €1.8 million in 1999 to €0.3 million in 2000.

Liquidity and capital resources

Sources of liquidity and capital resources

     Since the date of our creation until December 31, 2001, the most important sources of cash have been: (1) the proceeds of our June 1996 initial public offering (€78.6 million), (2) our June 2000 convertible bond offering (€55.6 million), and (3) the issuance of shares to Abbott (€9.1 million in 1997 and €10.3 million in 2000). We received a total of €57.9 million from other financing sources, including the private placement of equity securities, the exercise of stock-options by our employees, bank loans, conditional interest-free loans received from ANVAR, a French government agency, and French government grants.

     Our borrowings and available cash comprise the following:

•   Long-term debt

     As of December 31, 2001, our long-term debt (including current portion) amounted to €56.0 million, compared to €62.2 million as of December 31, 2000 and €7.2 million as of December 31, 1999. Long-term debt mainly consisted of:

•	convertible bonds for €52.4 million as of December 31, 2001 (compared to €56.9 million as of December 31, 2000 and nil as of December 31, 1999)
•	bank loans for €2.9 million as of December 31, 2001 (compared to €4.6 million as of December 31, 2000 and €6.6 million as of December 31, 1999)
•	conditional interest-free loan for €0.7 million as of December 31, 2001 (compared to €0.7 million as of December 31, 2000 and nil as of December 31, 1999)

     On June 27, 2000, we issued 591,366 convertible bonds exchangeable into new or existing Genset ordinary shares, raising aggregate net proceeds of €55.6 million. The bonds were issued at par, with a principal value of €94 per bond. The bond issuance was structured as a zero-coupon convertible bond, with no interest payments during the 3.5-year term of the bond. The bond accrues interest at a rate of 4.5% annually. In December 2001, we repurchased 69,143 convertible bonds for a total amount of €1.4 million, or €20 per bond, resulting in a €6.5 million decrease in long-term debt.

     The bondholders can convert their bonds into Genset ordinary shares at any time at a conversion rate of one share per bond. Alternatively, we may, at our option, redeem or convert the bonds into ordinary shares at this same conversion rate if, between June 27, 2002 and December 31, 2003, our ordinary shares trade at a price in excess of 120% of the principal value of the bonds plus accrued interest.

     Assuming no early conversion or redemption, the remaining bonds will be redeemed on their maturity date, January 1, 2004, at a price per bond of €109.72 or 116.72% of their principal value. In such a case, at that date, we would be obligated to pay a total of €57.3 million to the bondholders.

•   Bank overdrafts and capital lease obligations

     Bank overdrafts and capital lease obligations amounted to €1.8 million as of December 31, 2001, compared to €0.8 million as of December 31, 2000 and €0.9 million as of December 31, 1999.

•   Cash and cash equivalents

     Cash and cash equivalents amounted to €21.7 million as of December 31, 2001, compared to €67.8 million as of December 31, 2000 and €21.2 million as of December 31, 1999.

     In April 2002, we sold our Oligonucleotides Division anf all our shares in Ceres for an aggregate amount of approximately € 41 million, all but approximately €3.1 million of which was paid upon completion of the sale. See “Recent Developments” above.

     In February 2002, our shareholders approved the implementation of an equity line financing mechanism put in place with Société Générale, allowing us to raise, under certain conditions and depending on our share price and trading volume on the Nouveau Marché, up to an aggregate amount of €30 million over two years. See “Recent Developments” above.

     Based upon our current plans, we believe that our existing resources and loans will be adequate to satisfy our capital requirements through the end of June 2003. This calculation is based notably on the assumption that:

•	we do not license out Famoxin or enter into any other out-licensing agreement;
•	our overall research and development expenses in 2002 do not vary significantly from those budgeted for the year, and remain at the same level in 2003;
•	we receive the €2.9 million and €2.7 million research tax credit payments we are expecting to receive in 2002;
•	we receive before the end of 2002 the approximately €3.1 million we still expect from the sale of the Oligonucleotides Division;
•	we do not in 2002 use our Equity Line in any significant manner;
•	we do not expend any significant amount to repurchase convertible bonds; and
•	we do not receive any significant payments under our historic sponsored research agreements.

     A variation from any one or more of the assumptions listed above, or any of the factors affecting expenditures listed below, could significantly affect our expected research revenues, costs or other operating expenses and result in a need for additional funding before June 2003. We may seek funding through additional public or private equity offerings or debt financings. This additional financing may not be available when needed, or, if available, may not be available on favorable terms.

Liquidity and capital resources requirements

     For the year ended December 31, 2001, our principal uses of cash consisted of funding of research and development expenses and the establishment of a new facility for our Genset Corporation subsidiary in San Diego to conduct research and development activities in the field of metabolism.

     Our future capital resources requirements, the timing and amount of expenditures and the adequacy of available funds will depend upon many factors, including:

•	the magnitude and progress of our research and development programs;
•	our ability to license out the results of our research;
•	the progress of the development and commercialization of potential drugs resulting from our programs;
•	competing technological and market developments;
•	our ability to attract new investment;
•	share price fluctuations;
•	whether we choose to, and the price and extent to which we are able to, repurchase our outstanding convertible bonds;
•	the conditions and outcome of any mergers or acquisitions involving the company, if any; and
•	the degree to which we incur extraordinary expenses to enforce our patent claims and other intellectual property rights, or to defend ourselves from patent or other intellectual property infringement cases brought by third parties.

Contractual obligations

     The Company’s contractual obligations affecting liquidity and capital resources are summarized below and are fully disclosed in Notes 6 and 11 to the Consolidated Financial Statements:

     Payments due by period

(in millions of euros)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years

Long term debt	56	2.2	53.8	—	—
Operating leases	10.2	3.3	6.9	—	—
Capital lease obligations	1.5	0.8	0.7	—	—
Total contractual cash obligations	67.7	6.3	61.4	—	—

Research and development, patents and licenses

     For details on our research and development programs and policies, see “Item 4. Information on Genset.”

Item 6. Directors, Senior Management and Employees

     In accordance with French law governing a société anonyme, the Company’s affairs are managed by its Board of Directors and by its Chairman of the Board and Directeur Général, who has full authority to manage the affairs of the Company, subject to the prior authorization of the Board of Directors and the shareholders' meetings for certain decisions. French company law N° 2001-420 dated May 15, 2001, published on May 16, 2001 (“the Law of May 15, 2001”), gives to the Board of Directors the right to elect one person to assume the position of Chairman and Directeur Général or to split the function between two different persons.

A resolution was proposed to the June 26, 2002 shareholders' meeting to provide for such a choice. It was also proposed to amend the statuts to permit our Board of Directors to appoint, upon proposal of the Directeur Général, up to three persons to whom the Board of Directors may delegate general or specific powers called the Directeurs Généraux Délégués. Under French law, a Directeur Général Délégué, like the Directeur Général, has broad powers to represent and bind the Company when dealing with third parties. Any Directeur Général Délégué may be removed by the Board of Directors at any time upon proposal of the Directeur Général.

Board of Directors

     Under French law, the Board of Directors is responsible, among other things, for presenting accounts to the shareholders and convening shareholders’ meetings. In addition, the Board of Directors reviews and monitors the Company’s economic, financial and technological strategies. Our statuts currently provide that the Board of Directors consists of between three and 24 members elected by the Company’s shareholders at their general meetings. Under the Law of May 15, 2001, the Board must be composed of no more than 18 members and a resolution was therefore proposed to the shareholders to approve an amendment to the statuts to that effect at the June 26, 2002 meeting. In accordance with our statuts, directors are elected by the shareholders for a term of six years. Directors serve until the expiry of their respective terms, or until their resignation, death or removal, with or without cause by the shareholders. Under certain conditions, the Board may fill its vacancies, pending the next shareholders’ meeting. There is no limitation on the number of terms that directors may serve.

     Each director must own at least one share of Genset. Under French law a director may be an individual or a corporation, but the Chairman and the Directeur Général must be individuals.

     Meetings of the Board of Directors, which are held as often as our interests require, are normally convened and presided over by the Chairman, who is elected by the Board of Directors. The Board of Directors met nine times in 2001. According to French company law, if the Board of Directors has not met for more than two months, at least one-third of the members of the Board of Directors may request that the Chairman convene the Board of Directors regarding matters listed on the agenda for the meeting. A quorum consists of one-half of the members of the Board of Directors, and decisions are taken by a vote of the majority of the members present or represented by other members of the Board of Directors. A director may give a proxy to another director, but a director cannot represent more than one other member at any particular meeting. Members of the Board of Directors represented by another member at meetings do not count for purposes of determining whether a quorum exists.

     Directors are required to comply with applicable law and Genset's statuts (or charter and by-laws). Under French law, directors are responsible for actions taken by them that are contrary to the Company’s interests, or that constitutes violations of the statuts or mismanagement, and the directors may be responsible for such actions both individually and jointly.

     The French Commercial Code (Code de Commerce) strictly forbids loans by the Company to a director. Nor may any company provide overdrafts for directors or guarantee any director’s obligations. This prohibition also applies to other individuals including the Directeurs Généraux Délégués, the permanent representatives of companies on the Board of Directors, the spouses or heirs of such persons, and other intermediaries.

     The French Commercial Code requires directors who are considering, either directly or indirectly, personally or through an intermediary, entering into an agreement with the Company to inform the Company’s Board of Directors before the transaction is consummated. French law also requires such an agreement to be authorized by the Board of Directors and the director in question may not vote on the issue. French law further requires such an agreement to be submitted to an ordinary general meeting for approval once entered into, upon presentation of a special report from the Company's auditors. Any agreement entered into in violation of these requirements may be voided by the Commercial Court at the request of the Company or of any shareholder, if such agreement has caused damages to the Company.

     The following table sets forth the names of the directors of the Company, their current positions with the Company, the dates of their initial appointment as directors and the expiration dates of their current term.

Name	Age	Current Positions	Initially Appointed	Term Expires

Marc Vasseur (appointed on May 15, 2002)	52	Chaiman of the Board and Directeur Général	2002 (1)	2006
Daniel Cohen	51	Director, Chief Scientific Officer and Directeur Général Délégué	1996	2002
Pascal Brandys(2)	42	Director	1989	2004
Laurent Degos	55	Director and Chairman of the Scientific Advisory Board	1989	2004
Martyn Greenacre(2) (3)	59	Director and President of the Compensation Committee	1993	2005
Edmund Olivier de Vezin(3)	63	Director	1994	2002
Dominique Vernay	53	Director	2001	2007

(1)	Following the resignation of André Pernet as Chairman of the Board and Directeur Général at the Board meeting on May 15, 2002, the Board of Directors appointed Marc Vasseur to fill the vacancy. The Board proposed to the Ordinary Shareholders Meeting of June 26, 2002 to ratify this decision.
(2)	Member of the Audit Committee.
(3)	Member of the Compensation Committee.

     Marc Vasseur,Ph.D., was a co-founder of Genset in 1989 and a Director and Directeur Général from 1989 to 2000. In 2002, Mr. Vasseur returned to the Company as Senior Vice President and was appointed Chairman and Directeur Général on May 15, 2002. He was a professor of molecular biology at the University of Paris and a scientist at the Cancer Research Institute and the Pasteur Institute, both in Paris, as well as in the United States and Asia. He has authored more than 75 scientific publications and patents and published a book on molecular cancer biology. Mr. Vasseur decided to leave his career as a pure scientist to pursue industry, first as a director of life science research at l’Oréal and then in 1989 as a co-founder of Genset where he served as Chief Biology Officer until July 2000. Mr. Vasseur has actively participated in the management of several investment funds, was involved in the creation of various start-ups and has served as director of several biotechnology companies. In August 2000, he founded Pasteur Mediavita, a multimedia publishing company in life science and medicine, and held the position of CEO until March 8, 2002. He is a member of the Supervisory Committee of Pasteur Mediavita SA, LMD Pharmacognosie SA, Evologic SA and Molecular Engine Laboratory SA.

     Daniel Cohen, M.D., Ph.D., joined the Company in 1996 as Chief Genomics Officer and Directeur Général. Professor Cohen is a Professor of Medical Genetics at the University of Paris VII. Before joining the Company, Professor Cohen was a co-founder and Scientific Director of CEPH. Professor Cohen was also a co-founder and Scientific Director of Généthon and has served as a scientific advisor for another genomics company. He is Doctor Honoris Causa of Shanghai, Xi’an and Ben Gourion University, and has received UNESCO's Prize of New Human Rights, the Daniel Bauperthuy Prize from the French Academy of Sciences for epidemiology, and the Grand Prize for Medical Literature for the book, The Genes of Hope, which has been translated into seven languages. Professor Cohen received the Legion of Honor in 1998 and the American Academy of Achievement’s Golden Plate Award in 1999. He has authored more than 100 scientific publications. Professor Cohen has an M.D. and a Ph.D. in Immunology and Immunogenetics from the University of Paris VII.

     Pascal Brandys is the President of Biobank, a global early stage investment company in life sciences. Mr. Brandys was the Chairman of the Board of Directors and Directeur Général of Genset from 1989 when he co-founded the Company to July 2000. Mr. Brandys was also the co-founder and first President of France Biotech, the professional association of French biotechnology companies from 1998 to 2001. Mr. Brandys is a Director of Ceres Inc., a private plant genomics company; Ilog S.A., a public optimization software company; the Institut National de Recherche en Informatique et en Automatique (INRIA) and several private biotechnology companies. Prior to founding Genset, from 1988 to 1989, Mr. Brandys was a Partner at Eurocontinental Ventures in London where he managed technology and biotechnology investments in Europe. In 1986, he founded and became Chief Executive Officer of Unihon, a venture capital fund in Japan acquired in 1989 by Crédit Agricole. Mr. Brandys is a graduate of the Ecole Polytechnique, has an MS in Civil Engineering from the Ecole Nationale des Ponts et Chaussées and an MS in Economic Systems from Stanford University.

     Laurent Degos, M.D., Ph.D., co-founder of the Company and the President of its Scientific Advisory Board, is a Professor of Hematology at the University of Paris VII-Denis Diderot. He is also Director of the University’s Institute of Hematology and Head of the Hematology Department (adult leukemia) at Hôpital Saint-Louis in Paris. Former Director of INSERM 93 Unit (immunogenetics of transplantation), and past president of the National Council of French Universities Committee of Hematology, Professor Degos is president of the Scientific Council of the Institute of Health Policy and the Paris Hospitals Scientific Board. Corresponding member of French Academy of Sciences, Laurent Degos is chief editor of The Hematology Journal and the author of over 200 publications, including numerous books. The recipient of a number of international honors and awards (including from the General Motors Cancer Foundation in 1994), Laurent Degos has a Ph.D. in Human Biology from the University of Paris.

     Martyn Greenacre served as President and Chief Executive Officer of Delsys Pharmaceutical Corp. from 1997 to 2001. Previously he was at Zynaxis Inc. as President and Chief Executive Officer from 1992 to 1997 and at SmithKline Beecham plc since 1973, where from 1989 he was responsible for the strategic direction and operational management of pharmaceutical subsidiaries in Europe and for planning and executing European aspects of the merger between SmithKline Beckman and Beecham Pharmaceutical. He is also a director of Acusphere Inc., Cephalon Inc., and Curis, Inc. Mr. Greenacre received his M.B.A. and A.B. degrees from Harvard University.

     Edmund Olivier de Vezin has been a partner at Oxford Bioscience Partners L.P. (“Oxford Bioscience Partners”) since 1992. Prior to entering the venture capital field in 1984, he managed domestic and international operations for Diamond Shamrock, Corning Glass Works and Conoco Chemicals. He is a Life Fellow and Member of the National Council of the Salk Institute and a former Chairman of Biotechnology Venture Investors Group. He is Director of Ceres Inc., Exonhit and Genicon Sosei Inc. Mr. Olivier de Vezin has an M.B.A. from Harvard University and a B.S. in Chemical Engineering from Rice University.

     Dominique Vernay was elected to the Board of Directors by the June 27, 2001 general assembly of shareholders. Mr. Vernay spent his entire career from 1973 to date at Thomson-CSF (now Thales). In 1977, he led a project on new telecommunications systems for the air force and navy and from 1981 to 1989 was first Head of the Department then Technical Director of the Telecommunication Division, developing military communications. From 1991 to 1995, he was the Director of the Simulation Department and in 1996 was appointed Managing Director of Thomson Training & Simulation, based in the United Kingdom. Since September 1996, he has been the Technical Director of Thales. Mr. Vernay is an engineering graduate of the Ecole Supérieure d’Electricité. Mr. VERNAY is member of the French Défense Science Board and belongs to the Board of several research organisations in France (ONERA, INRIA, Ecole Supérieure d’Electricité, ANRT, …). He is a Director of United Monolithic Semiconductors Holdings SAS, Thales Training and Simulations SA, Kalima, Thales Informatique Systèmes et Réseaux, Thales Corporate Venture, AFTI and Optics Valley.

Committees of the Board of Directors

Compensation Committee

     The Compensation Committee makes recommendations to the Board of Directors with respect to compensation paid and options granted to executive officers. The members of the Compensation Committee are in regular contact with the Vice-President of Human Resources and with the Chairman of the Board and Directeur Général regarding compensation matters. This committee did not formally meet in 2001. In 2001, members of the committee were not paid any amount in addition to their directors’ fees.

Audit Committee

     The Audit Committee reviews and comments on the Company's statutory and consolidated financial statements prior to their submission to the Board of Directors, makes sure of the accounting principles’ soundness and permanence, reviews internal and external audit activities, reviews and discusses accounting issues with the Company’s statutory auditors and performs specific assignments as requested by the Board of Directors. In 2001, the Audit Committee met four times. In 2001, members of the committee were not paid any amount in addition to their directors’ fees.

Executive officers

     The Board of Directors has the power to appoint and remove, at any time, the Chairman of the Board, the Directeur Général and, upon proposal of the Directeur Général, the Directeurs Généraux Délégués, if any.

     See “Item 3. Key Information — Risk factors — We are highly dependent on key employees. If we lose or are unable to attract and retain qualified personnel, our operations will be seriously disrupted.”

     While most of our personnel have signed employment contracts, which contain non-compete and confidentiality clauses, we cannot be certain that these provisions will provide meaningful protection for the Company’s know-how or technology or adequate remedies in case of breach. In addition, our Chief Scientific Officer and Directeur Général Délégué has not signed an employment contract or non-compete or confidentiality agreement and none of our employees in the United States have signed non-compete agreements. We do not have key-man life insurance coverage during 2002 for our Chairman of the Board and Directeur Général and our Directeur Général Délégué.

     The following table sets forth the names of the executive officers and senior management of the Company, their current positions with the Company and the dates on which they joined the Company.

Executive Officers

Name	Age	Current Position(s)	Since

Marc Vasseur	52	Chairman of the Board and Directeur Général	2002
Daniel Cohen	51	Chief Scientific Officer and Directeur Général Délégué	1996
Malcolm Bates	38	VP, General Counsel	2001
Jean Elias	46	VP, Human Resources	2000
John Lucas	35	VP, Intellectual Property	2000
Fabio Macciardi	46	VP, Biostatistics and Genetic Epidemiology	2002
Paul Moser	44	VP, CNS Development and Programs	2001
Hiroaki Tanaka	33	VP, Bioinformatics	1995
Ilya Tchoumakov	52	VP, Funtional Genomics	1996
Jeffery Vick	40	VP, Business Worldwide Development & Licensing	2001

     Marc Vasseur, See “— Board of Directors.”

     Daniel Cohen, M.D., Ph.D. See “— Board of Directors.”

     Malcolm Bates, Ph.D., has been appointed General Counsel in June 2002. He joined the Company in June 2001 as Legal Director. From 1993 to 2001, he worked in private practice in London specializing in the biotechnology and pharmaceutical sectors, most recently with the law firm of Taylor Joynson Garrett. His practice included mergers and acquisitions, IPOs, commercial agreements, patent licensing and patent litigation. A Solicitor of England and Wales, he received a B.Sc. degree from the University of Durham and a Ph.D. degree in molecular biology from Imperial College of Science and Technology, University of London.

     Jean Elias, Vice President Human Resources, holds a master degree in social sciences of employment, and is a specialist in human resources management. Prior to joining Genset in 2000 and since 1973, Jean worked with Rhône Poulenc, now Aventis. From 1992 to 1997, he was Human Resources Director with Rhône Poulenc Rorer SA, then held the position of Senior Director from 1997 to 1999 with Rhône Poulenc International. Thereafter Jean became Vice President of Human Resources of the new Aventis Pharma International Group (11 000 employees, $1.5 billion turnover), while remaining actively involved in defining the strategy of Rhône Poulenc International as member of the Management Committee.

     John Lucas, Ph.D., J.D., was appointed Vice President, Intellectual Property in June 2002. John Lucas joined Genset in March 2000 as a patent attorney in the Intellectual Property Department. In November 2000 he was promoted to Director, Worldwide Intellectual Property. Prior to joining Genset, John Lucas worked as a patent agent with Human Genome Sciences, and was a patent examiner with the U.S. Patent and Trademark Office in Washington, D.C. John Lucas received his law degree (J.D.) from George Washington University (Washington, D.C.) and his Ph.D. degree in molecular genetics from Ohio State University. He was also a post-doctoral fellow at the National Institutes of Health, National Cancer Institute in Bethesda, MD.

     Fabio Macciardi, M.D, PhD., Prior to joining Genset, Dr. Macciardi was an Associate Professor of Psychiatry at the University of Toronto in Canada. He holds an adjunct position as an Associate Professor of Medical Genetics at the University of Milan in Italy. Dr. Macciardi holds a Doctorate degree in Psychiatric Genetics from the University of Catania (Italy). He has completed post-doctoral studies in Human Molecular Genetics at the Yale University (USA). Dr. Macciardi is a co-author of over 100 publications in the field of psychiatric genetics, a significant number of them on schizophrenia. He particularly introduced the application of innovative statistical techniques to analyze genetic data of complex neuropsychiatric diseases, such as schizophrenia. Fabio Macciardi is currently Associate Professor of Medical Genetics at the University of Milan.

     Paul Moser, PhD, Prior to joining Genset, Dr. Moser spent 6 years with Sanofi-Synthélabo Recherche as group leader in psychopharmacology where he led a team of scientists involved in research programs for cognition enhancing agents, antipsychotic drugs, neuroprotective agents and analgesics. He was also responsible for a committee with a mission to identify novel drug targets for schizophrenia and other cognitive disorders. Prior to joining Sanofi-Synthélabo, Dr. Moser was a senior research scientist at the Marion Merrell Dow Research Institute in Strasbourg, France. Dr. Moser holds a Ph.D. in neuropharmacology from University of Bath (UK). He has authored many publications in the field of psychopharmacology, most recently concerning schizophrenia and the cognitive deficits related to disorders such as Alzheimer's disease and cerebral trauma.

     Hiroaki Tanaka, Ph.D., was appointed Vice-President of Bioinformatics in June 2002. He is leading the team of around 70 specialists supporting Genset’s R&D activities. Hiroaki Tanaka joined Genset in France in 1995. Since 1998, he has been in charge of the bioinformatics group that has been at the forefront of the development of numerous high performance applications that are today essential tools in genetic analysis, such as high throughput sequence analysis, genome physical mapping, data mining and integrated information systems. Hiroaki Tanaka is a graduate of Ecole Polytechnique (Palaiseau, France) and a recipient of a Ph.D. degree in Fundamental Pharmacology from the University of Paris XI.

     Ilya Tchoumakov, Ph.D., Vice President, Mapping, joined the Company in 1996. Prior to joining the Company, Dr. Chumakov was employed as a research scientist at CEPH (1990-1996), most recently as its Scientific Director, where, together with Professor Cohen, he lead the effort to produce the first physical map of the human genome. Before joining CEPH, Dr. Chumakov was the leading staff scientist at the Institute of Molecular Biology in Moscow, where he worked from 1977 to 1990. He received a Ph.D. from Moscow State University in 1971 and a D.Sc. in Molecular Biology from the Institute of Molecular Biology of the Russian Academy of Sciences in Moscow in 1990. He has authored more than 70 scientific publications.

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

Compensation of directors and officers

     The compensation and benefits of any kind paid to our directors in 2001 are set forth below:

—	André Pernet: compensation of €428,800 and benefits in kind of €61,906 in addition to a compensation of $151,885 for his position with our subsidiary Genset Corporation.
—	Daniel Cohen: compensation of €371,566.
—	Pascal Brandys: compensation of $318,479 as Chairman of the Board of Genset Corporation, in addition to 10,000 Singaporian Dollars (about €6,260) as a director Genset Singapore Biotechnology Pte Ltd.
—	Laurent Degos: €32,500 as compensation for his position as Chairman of the Scientific Advisory Board.
—	Groupe Industriel Marcel Dassault (represented by Benoît Habert): €12,200 as directors’ fees (resigned in December 2001).
—	Martyn Greenacre: €32,500 as directors’s fees.
—	Edmund Olivier de Vezin: €12,200 as directors’ fees.

     The aggregate amount of compensation paid by the Company to all of its directors as a group (eight persons in 2001 compared to seven in 2000, including four independent directors who receive limited compensation for services as directors, and reimbursement of expenses incidental to their attendance at Board of Directors meetings) for services in all capacities for 2001 was approximately 1.43 million euros, compared to 1.36 million euros in 2000. The aggregate amount of compensation paid by the Company to all of its executive officers (excluding directors) as a group (13 persons in 2001 compared to 17 persons in 2000) for their services in 2001 was approximately 2.02 million euros, compared to 2.61 million euros in 2000.

     The Company does not have service contracts with its directors that provide benefits upon termination of employment, beyond their legal entitlement in accordance with applicable employment laws. The Company does not contribute to any pension, retirement or other plans for its executive officers or senior management, beyond those required in accordance with applicable employment laws.

     On December 13, 2001, the Company entered into an agreement with Mr. André Pernet, who was then the Chairman and Directeur Général of the Company, which provided that an indemnity would be paid to Mr. Pernet upon the termination of his mandate in certain circumstances or upon a change of control of Genset. This agreement had been authorized by the Board of Directors. The indemnity contemplated by the agreement was equal to the last twelve months of remuneration (including fixed and variable remuneration) received by Mr. Pernet as Chairman and Directeur Général of the Company and as Chief Executive Officer of Genset Corporation. In accordance with the terms of the agreement Mr. Pernet was paid 489,300 euros as Chairman and Directeur Général of the Company and $190,827 for his position with Conset Corporation following his departure from the Company in May 2002. The agreement also provided that Mr. Pernet would, following such a departure from the Company, continue to benefit from certain advantages in kind for a period of 12 months. Under the agreement, Mr. Pernet undertook certain specific obligations of non-disparagement, confidentiality and non-solicitation in the event he were to leave the company.

     In 1996, the Company entered into an agreement with Mr. Degos which provides for compensation to Mr. Degos in respect of his activities as Chairman of the Scientific Advisory Board. In accordance with this agreement, Mr. Degos renders scientific advisory services to the Company, acts as a technical consultant to the Board relating to other technologies and research programs that could be of interest to the Company and as a representative of the Company in relation to other members of the Scientific Advisory Board and outside consultants. Pursuant to this agreement, which was renewed for 2001, Mr. Degos was paid €32,500 in 2001.

     Certain executive officers of the Company have entered into Severance and Change of Control Agreements with the Company, under which they are entitled to an indemnity payment in the event their employment is terminated or the Company is subject to a change of control.

     In addition, certain executive officers and senior managers of the company are entitled to an incentive payment in the event of a change of control of the company. This incentive payment is calculated based on the difference between an average of the market price of our shares before the change of control is announced and the price per share paid by the party taking control of the Company. In order not to compensate these executives twice for their contribution to maximizing the value paid by the purchaser, any amount that could have been made by these executives through the exercise of outstanding stock options is deducted from their cash incentive payment. The aggregate maximum amount of such incentive payments payable by Genset, not including social charges of approximately 45% payable in respect of the payments to French employees, is equal to 405,000 multiplied by the differential in share price.

Shares owned by directors and officers

     As of May 31, 2002, the total number of shares owned by directors of the Company as a group (7 persons) and by executive officers (excluding directors) of the Company as a group (8 persons) was 163,111 and 18,267, respectively, or approximately 2.0% and 0.2%, respectively, of Genset’s outstanding shares. If such directors and executive officers exercised all their outstanding options and warrants to purchase shares described below (including options that have not yet vested and options to be regranted pursuant to the option renunciation and regrant program), they would own as a group 7.0% of Genset’s fully diluted share capital, of which 342,250 shares or 3.7% would be held by the two directors that are executive officers of the Company, 94,861 shares or 1.0% of the share capital would be held by the five other directors, and 215,079 shares or 2.3% of the share capital would be held by executive officers (excluding directors) as a group (eight persons).

Options to purchase securities from registrant or subsidiaries

Stock option plans

     Please see Note 7 to the Consolidated Financial Statements.

     Pursuant to resolutions adopted by the shareholders on October 25, 1994, March 19, 1996, April 15, 1996, May 22, 1997, May 19, 1999, June 16, 2000 and June 27, 2001, the Board of Directors has granted options to purchase Ordinary Shares to certain officers and employees of the Company. The following table sets out certain information relating to the various option plans in effect, as of April 30, 2002.

Option Plan	Options Issuable	Options Still Issuable		Options Out- Standing	Ordinary Shares Issuable		Option Exercise Price per Share(euros)	Expiration Date(1)(2)

March 19, 1996	700,000	0	(3)	1,573	157,300	(4)	24.65(5)	Sept 30, 2006
April 15, 1996	200,000	0	(3)	210	21,000	(4)	26.83(6)	June 30, 2006
May 22, 1997	400,000	0	(3)	31,244	31,244		55.31(7)	January 31, 2008
May 19, 1999	500,000	372,175		90,100	90,100		25.53(8)	June 30, 2010
June 16, 2000	336,356	203,446		132,910	132,910		11.98(9)	Dec 31, 2010
June 27, 2001	300,000	176,000		124,000	124,000		7.02	April 1, 2011

(1)	The options under each plan have various expiration dates. In each case, the latest expiration date of options already issued under the plan is indicated.
(2)	All plans contain restrictions limiting the exercise of options after the employee is no longer an employee of the Company.
(3)	Pursuant to the June 16, 2000 extraordinary shareholders’ meeting, the authorization to issue these remaining options was canceled and replaced by a new authorization; as a consequence, these options are no longer issuable.
(4)	Adjusted to reflect the 100-for-1 share split approved by the shareholders on April 29, 1996.
(5)	The exercise price of the options depends on the date at which they were issued. The price indicated is the weighted average exercise price of the options outstanding under the plan. The exercise prices of the outstanding options range from 24.39 to 44.97 euros.
(6)	The exercise price of the options depends on the date at which they were issued. The price indicated is the weighted average exercise price of the options outstanding under the plan. The exercise prices of the outstanding options range from 26.23 to 38.72 euros.
(7)	The exercise price of the options depends on the date at which they were issued. The price indicated is the weighted average exercise price of the options outstanding under the plan. The exercise prices of the outstanding options range from 38.72 to 62.71 euros.
(8)	The exercise price of the options depends on the date at which they were issued. The price indicated is the weighted average exercise price of the options outstanding under the plan. The exercise prices of the outstanding options range from 12.27 to 125.48 euros.
(9)	The exercise price of the options depends on the date at which they were issued. The price indicated is the weighted average exercise price of the options outstanding under the plan. The exercise prices of the outstanding options range from 3.00 to 82.38 euros.

     In June 1999, the Company’s Board of Directors decided to modify all outstanding stock options to provide that they would vest and become immediately exercisable in the event of a change of control of Genset. This acceleration would come into effect at the moment of the completion of any transaction which results in a change of control of the Company. However, the Board has reserved the right, which it may exercise at any moment prior to the definitive completion of any such transaction, to cancel the acceleration of the right to exercise stock options, and also to decide upon any other treatment of the stock options which would be consistent with law and with the terms and conditions of the stock options approved by the shareholders.

     In November 2001, the Company offered its employees the option to cancel their existing stock options under the 1997, 1999 and 2000 plans. The Company made a commitment to grant new stock options that would give them the right to subscribe a number of shares representing 88% of the number of shares underlying the canceled options. The new options will be granted on or after June 1, 2002, at least six months and one day after the date the Company gave effect to the eligible employees’ decision to renounce. As a result, 498,145 outstanding stock options held by 119 employees were canceled and, as of December 31, 2001, the Company had undertaken to issue 438,432 new options. On December 31, 2001, the Company gave effect to the cancellation of 160,575 stock options held by employees who had left the Company in 2001 as a result of the social plan implemented during the year. In April 2002, the Company cancelled the stock options held by the employees of its Genset Oligos division that was sold that month. As a result, as of April 30, there were 556,554 options outstanding and 321,440 remaining to be granted by the Board pursuant to the option renunciation and regrant program.

     As of May 31, 2002, an aggregate of 274,000 shares could be purchased pursuant to outstanding warrants and options held by the directors of the Company as a group (seven persons) and an aggregate of 224,112 shares could be purchased pursuant to outstanding options or options to be regranted held by the executive officers of the Company, excluding those who are directors, as a group (eight persons).

     No options were granted to, or exercised by, any director in 2001.

     None of the Company’s directors or executive officers own more than 1% of the Company’s outstanding shares. Only Marc Vasseur and Daniel Cohen have options that would, taking into account their current shareholding, entitle them to own more than 1% of the Company’s fully diluted share capital.

     Warrant plans

     Please see Note 7 to the Consolidated Financial Statements.

     Pursuant to resolutions adopted on July 27, 1992, October 25, 1994, March 28, 1995, March 19, 1996, May 22, 1997, May 19, 1998, August 19, 1998, May 19, 1999, June 16, 2000 and June 27, 2001, the shareholders have authorized the issuance of warrants to purchase shares to certain directors and consultants of the Company and certain other non-employees. The following table sets out certain information relating to the various warrant plans in effect, as of May 31, 2002.

Warrant Plan	Warrants Authorized	Warrants Subscribed	Warrants Out- Standing	Ordinary Shares Issuable	Warrant Exercise Price per Share (euros)	Expiration Date(1)

May 19, 1998	32,000	30,000	16,000	16,000	87.51	May 18, 2003
Aug 19, 1998	2,000	2,000	2,000	2,000	83.31	Aug 18, 2003
May 19, 1999	4,000	4,000	4,000	4,000	32.85	May 18, 2004
June 16, 2000	15,000	8,000	8,000	8,000	80.49	June 15, 2005
June 27, 2001	10,000	4,000	4,000	4,000	12.90	June 30, 2006

(1)	The warrants under each plan may have various expiration dates. In each case, the latest expiration date of warrants issued under the plan is indicated.

     In addition, the Board has proposed to the shareholders’ meeting of June 26, 2002 to authorize the issuance of 5,000 warrants to each of four independent directors and the Chairman of the Scientific Advisory Board. These warrants will be exercisable immediately and until May 31, 2007, inclusive.

     As of June 26, 2002, assuming the shareholders authorize this issuance and all 25,000 warrants are subscribed by these directors, an aggregate of 36,500 shares could be purchased pursuant to outstanding warrants held by directors (other than executive officers) of the Company as a group (five persons), and no outstanding warrants were held by executive officers of the Company.

Employees

     Please see Note 9 to the Consolidated Financial Statements.

     As of May 31, 2002, we had 250 full-time employees, including 204 in France (Paris headquarters and Evry research center) and 46 in San Diego. Of these 250 employees, 214 were dedicated research and development personnel and 36 had general and administrative responsibilities. The table below sets forth the total number of employees at year-end per geographical site from 1999 through 2001.

	December 31,
	1999	2000	2001

France	434	427	315
USA	60	66	78
Japan	11	18	39
Singapore	7	8	8
Australia	NA	10	8

Total	512	529	448

     During the first half of 2001, we implemented a social plan in the context of our change in strategy, resulting in a decrease of approximately 80 employees at the Evry site, principally employees involved in sequencing and mapping activities, which were no longer required given our subscription to the Celera database. In April 2002, we sold our Genset Oligos division, resulting in approximately 200 employees leaving the Genset group, including all the employees dedicated to the Genset Oligos division in San Diego and all the employees in Japan, Singapore and Australia.

     We have experienced significant turnover of senior management in 2001 and the first half of 2002. The departure of the director of our metabolic research team in February 2001 significantly affected our share price and our operations. In the first half of 2002, five of our senior managers, including our Chairman and Directeur Général, left the company. Although competent senior managers with significant expertise and experience in the company immediately assumed almost all the key responsibilities of the departing managers, this turnover in senior management has had some disruptive effect on our operations and may continue to do so. While we have been successful in attracting skilled and experienced scientific and management personnel, we may not be able to continue to do so. See “Item 3. Key Information — Risk factors — We are highly dependent on key employees. If we lose or are unable to attract and retain qualified personnel, our operations will be seriously disrupted; and Item 5. Operating and Financial Review and Prospects – Recent Developments.”

     Employment contracts are in place for all personnel other than our Chief Scientific Officer and Directeur Général Délégué, who, under French law, may not have an employment contract. The employment contracts with all of our French employees are subject to the provisions of the collective agreement for the chemical industries. Some of our French employees have been represented by the French union CGT since November 1998. We believe the establishment of union representation to be normal in the ordinary course of business for a French company of our size. As required by French law, our management holds periodic meetings with representatives of employees. We consider relations with our employees to be good.

Scientific Advisory Board

     The Company has organized a Scientific Advisory Board (“SAB”) composed of numerous individuals with specific expertise in the fields of molecular biology, genetics, obesity and diabetes and central nervous system diseases. The Company consults with individual members of the SAB periodically when advice is required in their particular area of expertise. The Company typically remunerates these advisors on a per diem basis as and when it consults with them. For a limited number of these advisors, with whom the Company consults on a regular basis, the advisors also receive a yearly retainer fee. In addition, certain members of the SAB have been granted warrants.

Item 7. Major shareholders and related party transactions

Major shareholders

     At December 31, 2001, there were 8,104,850 shares outstanding of which 2,486,408 were represented by 7,459,224 ADSs. At April 30, 2002, there were 8,104,850 shares issued and outstanding of which 2,468,854 were represented by 7,406,562 ADSs. The fully diluted number of shares at such date, assuming the exercise of all authorized options and warrants (whether or not allocated by the Board of Directors), was 9,270,551. In addition, there were at such date 522,223 convertible bonds outstanding and in March 2002 we issued 4,000,000 warrants to Société Générale in the context of our equity line agreements.

     To the knowledge of the Company, no shareholder holds more than 5% of its share capital.

     In November 2001, OppenheimerFunds, Inc. notified the Nasdaq that its various investment funds no longer held any ADSs of the Company. As of May 31, 2001, the reported percentage of the Company's shares held by OppenheimerFunds, Inc., was 16.4%, compared to 14.7% and 7.25% as of May 31, 2000 and 1999, respectively.

     To the knowledge of the Company, there is no shareholders’ agreement regarding its share capital.

     For recent developments regarding the Company’s share capital, see “Item 5. Operating and Financial Review and Prospects — Recent Developments”

Shares held in the United States

     For information on shares held in the United States, see “Item 9. The Offer and Listing— Trading history of Genset’s shares.”

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

     For a description of various employment or management contracts, please see “Item 6. Directors, Senior Management and Employees.”

     At December 31, 2001, the Company had no outstanding loans to directors or executive officers.

Item 8. Financial Information

Consolidated statements and other financial information

     See “Item 18. Financial Statements,” for a list of the financial statements filed with this Annual Report.

Dividend policy

     See “Item 10. Additional information — Dividends”.

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

     Dividends paid to ADR holders will be net of fees and charges of the depository, net of French withholding tax and may be affected by exchange rate fluctuations. See “ Item 3. Key Information — Exchange rate information” and “Item 10. Additional Information — Taxation.”

     Dividends paid to holders of shares or ADSs who are not residents of France generally will be subject to French withholding tax at a rate of 25%. Under certain tax treaties entered into between France and other countries, including the United States, and subject to certain procedures and exceptions, such withholding tax may be reduced (generally to 15%) for holders who are resident of such countries. French residents are entitled to a tax credit known as the avoir fiscal, the amount of which depends of the recipient of the dividends. Under certain tax treaties entered into between France and other countries, including the United States, such avoir fiscal may, in certain circumstances, be paid, net of withholding tax, to non-French residents. See “Item 10. Additional Information—Taxation—French taxation—Taxation of dividends” and “—Taxation of U.S. investors—Taxation of dividends.”

Legal proceedings

     Beginning in 1998, we were involved in a legal dispute with the Centre d’Etude du Polymorphisme Humain, or CEPH, relating a 1996 collaboration agreement under which we were to fund three years of research on aging to be conducted by CEPH. We considered that CEPH had not satisfied its contractual obligations in conducting this research. In December 2001, the Company and CEPH settled their dispute, and the Company paid to CEPH a portion of the amount due under their agreement and reversed amounts previously accrued. This settlement resulted in a gain of K€2,565 that was reflected as a reduction in research and development expenses.

     We are not aware of any current legal proceeding or threatened legal proceeding that could materially harm our business, financial condition or results of operations, either individually or in the aggregate.

Significant changes

     For information on the Company’s unaudited financial results for the three month period ended March 31, 2002, see “Item 5. Operating and Financial Review and Prospects — Recent developments.”

Item 9. The Offer and Listing

     Prior to the June 1996 initial public offering, there was no public market for the shares or the American Depositary Shares (“ADSs”). In the United States, the shares trade in the form of ADSs, each ADS representing one-third of one share. The ADSs are listed on the NASDAQ National Market (the “NASDAQ”), the principal trading market for the shares, under the symbol “GENXY.” American Depositary Receipts evidencing the ADSs are issuable by The Bank of New York, as Depositary. The shares are also listed on the Nouveau Marché of Euronext Paris SA (the “Nouveau Marché”).

Euronext Paris

     Effective September 22, 2000, upon successful completion of an exchange offer, the ParisBourse SBF SA, or the “SBF”, the Amsterdam Exchange and the Brussels Exchange merged to create Euronext, the first pan-European exchange. Through the exchange offer, all the shareholders of the SBF, the Amsterdam Exchange and the Brussels Exchanges contributed their shares to Euronext N.V., a Dutch holding company. Following the creation of Euronext, the SBF changed its name to Euronext Paris S.A. (“Euronext Paris”). Securities quoted on exchanges participating in Euronext will be traded over a common Euronext platform, with central clearinghouse, settlement and custody structures. However, these securities will remain listed on their local exchanges. As part of Euronext, Euronext Paris retains responsibility for the admission of shares to its markets as well as the regulation of those markets.

Euronext N.V. is listed on the Premier Marché of Euronext Paris since July 2001. In January 2002, Euronext N.V. acquired the London International Financial Futures and Options Exchange (LIFFE), London’s derivatives market.

     In February 2002, Euronext N.V. acquired Bolsa de Valores de Lisboa e Porto, the Portuguese stock exchange, and renamed it Euronext Lisbon.

     Securities approved for listing by Euronext Paris are traded in one of three markets. The securities of most large public companies are listed on the Premier Marché, with the Second Marchéavailable for small and medium-sized companies. Trading on the Nouveau Marchéwas introduced in March 1996 to allow companies seeking development capital to access the stock market. Securities of certain other companies have also been traded on a non-regulated over-the-counter market, the Marché Libre OTC.

The Nouveau Marché

     The Nouveau Marché is a regulated market, managed and operated by Euronext Paris. The Nouveau Marché, however, is neither a new section of an existing market, nor a stepping stone to Euronext Paris’s Second Marché.

     The Nouveau Marché is an electronic market, which combines a central orderbook with market making to ensure greater liquidity. Member firms of the Nouveau Marchémay act in one or more capacities: Listing Advisers/Market-Makers (Introducteurs/Teneurs de Marché, or ITMs) or broker-dealers (Négociateurs-Courtiers). ITMs operate in a dual capacity as listing advisors and as market makers for the shares assigned to them.

     Admission to the Nouveau Marché is subject to certain capital adequacy and liquidity requirements determined by Euronext Paris. In addition, companies applying for listing on the Nouveau Marché are required to publish comprehensive information regularly and to keep the public informed of all events likely to affect the market price of their securities.

     Shares listed on the Nouveau Marché are placed in one of two categories depending on the volume of transactions, Continu or Fixing. Our shares are listed in the category known as Continu, which includes the most actively traded securities.

     Securities are traded continuously on each business day from 9:00 a.m. through 5:25 p.m. (Paris time), with a pre-opening session from 7:15 a.m. through 9:00 a.m. (Paris time) and a pre-opening session from 5:25 p.m. through 5:30 p.m. with a closing auction at 5:30 p.m. during which transactions are recorded but not executed. For shares which are not traded continuously, retail orders on the Nouveau Marché are matched by the central system at two daily fixings, at 10:30 a.m. and 4:00 p.m. Between such fixings, ITMs display bid/ask spreads for a minimum number of each of the securities for which they act as market-makers, and trades with the ITM are executed from time to time throughout the day. Any trade of a security that occurs after a stock exchange session closes is recorded on the next business day at the previous session’s closing price for that security.

     Trading in securities listed on the Nouveau Marché may be suspended by Euronext Paris SA, if quoted prices exceed certain price limits defined by the regulations of Euronext Paris SA. In particular, if the quoted price of a Continu security varies by more than 10% from the previous day’s closing price, trading may be suspended for 4 minutes. Once trading has commenced, further suspensions for 4 minutes are also possible if the price again varies by more than 10% from the threshold at which the suspension was initiated. During the continuous trading session, Euronext Paris SA also suspends trading for a 4-minute period if the price varies by more than 5% from the last traded price. Euronext Paris SA may also suspend trading of a security listed on the Nouveau Marché in certain other limited circumstances, including, for example, the occurrence of unusual trading activity in such security. In addition, in exceptional cases, the Conseil des marchés financiers (“CMF”) may also suspend trading.

     Trades of securities listed on the Nouveau Marché are settled on a cash basis on the third trading day following the trade. However, market intermediaries are also permitted to offer investors a deferred settlement service (Ordre stipulé à règlement-livraison différé or “OSRD”) for a fee. The OSRD is only available for trades in securities which either (i) are a component of the index SBF 120 or (ii) have both a total market capitalization of at least 1 billion euros and a daily average volume of trades of at least 1 million euros. Investors in shares eligible to the OSRD can elect on the determination date (date de liquidation), which is the fifth trading day before the end of the month, either to settle the trade by the last trading day of the month or to pay an additional fee and postpone the settlement decision to the determination date of the following month. Our shares are currently eligible for the OSRD; the list of issuers eligible for the OSRD is revised in September of each year.

           Equities traded on a deferred settlement basis are considered to have been transferred only after they have been registered in the purchaser’s account. Under French securities regulations, any sale of a security traded on a deferred settlement basis during the month of a dividend is deemed to occur after the dividend has been paid. If the sale takes place before, but during the month of a dividend payment date, the purchaser’s account will be credited with an amount equal to the dividend paid and the seller’s account will be debited by the same amount.

     Prior to any transfer of securities held in registered form on the Nouveau Marché, such securities must be converted into bearer form and accordingly inscribed in an account maintained by an accredited intermediary with Euroclear France SA (“Euroclear France”) an organization that maintains securities accounts of French listed companies and acts as a clearing house for trades in such securities. Dealings in securities are initiated by the owner giving instructions (through an agent, if appropriate) to the relevant accredited intermediary. Trades of securities listed on the Nouveau Marché are cleared and settled through Euroclear France, using a continuous net settlement system. A fee or commission is payable to the ITM or broker-dealer or other agent involved in the transaction.

Trading history of Genset’s shares

     The table below sets forth, for the periods indicated, the reported high and low sales prices in U.S. dollars for the ADSs on the NASDAQ and the reported high and low sales prices in euro for the shares on the Nouveau Marché and the average daily volume of shares traded on each exchange.

     On December 31, 1998, France and ten other countries of the fifteen countries of the European Union established fixed conversion rates between their existing sovereign currencies and the euro. Following the introduction of the euro, on January 1, 1999, all capital markets of these eleven countries converted to euros and all companies listed on these markets have been officially quoted in euros since January 4, 1999. Solely for the convenience of the reader, 1997 and 1998 prices on the Nouveau Marché have been restated from French francs into euros using the official exchange rate fixed on December 31, 1999 (1 euro = FF 6.55957 or FF 1 = 0.152449 euro).

	NASDAQ Price per ADS(1)			Nouveau Marché Price per Share(2)

Calendar Period	High ($)	Low ($)	Avg. Daily Volume(3)	High (euros)	Low (euros)	Avg. Daily Volume(4)

1997	25.38	13.25	28,804	72.09	33.69	8,865
1998	38.00	17.63	29,406	103.67	50.61	9,317
1999
First quarter	29.00	14.25	53,024	74.45	36.90	11,576
Second quarter	19.00	14.18	22,351	55.95	42.00	11,048
Third quarter	15.88	10.00	22,538	47.00	27.55	13,917
Fourth quarter	20.38	7.88	47,783	55.90	22.00	32,703
2000
First quarter	78.94	18.81	269,069	249.90	54.30	49,759
Second quarter	34.50	17.75	107,131	108.50	60.00	26,817
Third quarter	29.63	19.37	45,937	98.90	63.10	20,792
Fourth quarter	29.12	11.90	48,967	99.70	41.10	27,317
2001
First quarter	20.00	2.38	50,998	60.70	8.43	62,231
Second quarter	5.03	3.00	42,917	17.30	10.10	36,310
Third quarter	3.50	0.60	175,414	11.49	1.82	115,098
Fourth quarter	2.92	0.90	90,965	10.71	2.84	134,196
2002
January	2.60	2.03	45,933	8.50	6.53	49,758
February	2.20	1.47	31,257	7.60	5.43	55,354
March	2.15	1.75	28,175	7.39	6.71	31,828
April	2.00	1.17	46,700	6.90	4.21	45,259
May	1.41	1.00	27,213	4.94	3.21	58,170
June (to June 17)	1.08	0.73	35,545	3.50	2.27	54,898

(1)	Source: Yahoo ! Finance
(2)	Source: Euronext
(3)

Average of the daily number of ADSs traded on the NASDAQ, each ADS representing one-third of one share. The numbers obtained from the NASDAQ have been adjusted so that the purchase and sale of the same ADS is counted as one transaction.

(4)	Average of the daily number of shares traded on the Nouveau Marché.

     On June 18, 2002, the closing price per share on the Nouveau Marché was €4.09 and the last reported price on the NASDAQ was $1.49.

     At December 31, 2001, there were 8,104,850 shares issued and outstanding of which 2,486,408 were represented by 7,459,224 ADSs. At April 30, 2002, there were 8,104,850 shares issued and outstanding of which 2,468,854 were represented by 7,406,562 ADSs. The fully diluted number of shares at April 30, 2002, assuming the exercise of all authorized options and warrants (whether or not allocated by the Board of Directors), was 9,447,275. In addition, there were at April 30, 2002, 522,223 convertible bonds outstanding, and in March 2002, we issued 4,000,000 warrants to Société Générale in the context of our Equity Line agreements. At April 30, 2002, there and 33 registered nominative holders of ordinary shares 29 registered ADS holders.

     The market price of our shares has been and is likely to continue to be volatile due to the risks and uncertainties described in these risk factors, as well as other factors, including:

•	developments in, and public opinion regarding, the genomics industry or life sciences industries generally;
•	sales of substantial amounts of our shares by existing shareholders;
•	price and volume fluctuations in the stock market at large which do not relate to our operating performance; and
•	comments by securities analysts, or our failure to meet analysts’ expectations.

Plan of distribution

     Not applicable.

Selling shareholders

     Not applicable.

Dilution

     Not applicable.

Expenses of the issue

     Not applicable.

Item 10. Additional Information

Share capital

     Not applicable.

Memorandum and articles of association

     For the Company’s registry and number, please see “Item 4. Information on Genset—History and development”. The Company’s corporate purpose, in France and abroad, is stated in Article 2 of its statuts as follows:

•	the research, development, production and marketing of research, diagnostics and therapeutic products by direct genetic targeting;
•	the acquisition or taking of interests and shareholdings of any kind in any company having activities in the areas of business defined above;
•	and generally any and all transactions such as commercial, financial, industrial, and relating to real or personal property, that directly or indirectly relate to the corporate purpose, or with any similar or closely related corporate purpose.

     An unofficial English translation of the statuts is included as an exhibit to this Annual Report. Certain amendments to the statuts have been proposed to the June 26, 2002 shareholders’ meeting.

     The section below is a summary of the material information concerning the Company’s share capital, together with material provisions of applicable French law and the Company’s statuts. Such description of the Company’s share capital and information does not purport to be complete and is qualified in its entirety by reference to the Company’s statuts and to the applicable provisions of French law. You may obtain copies of the Company’s statuts in French from the Greffe du Registre du Commerce et des Sociétés de Paris, France. Please refer to those full documents for additional details.

Board of Directors

     For a description of directors’ powers under French law and Genset’s statuts, see “Item 6. Directors, Senior Management and Employees—Board of Directors.”

Shareholders’ meetings and voting rights

General

     In accordance with French law, there are two types of shareholders’ general meetings, ordinary and extraordinary.

     Ordinary general meetings are required for matters such as:

•	electing, replacing and removing directors,
•	allocating fees to the Board of Directors,
•	appointing statutory auditors,
•	approving the annual financial statements,
•	declaring dividends and authorizing dividends to be paid in shares,
•	approving share repurchase programs, and
•	issuing debt securities.

     Extraordinary general meetings are required for the approval of matters such as:

•	changing the Company’s statuts,
•	increasing or decreasing the company’s share capital,
•	creating a new class of equity securities,
•	authorizing the issuance of investment certificates or convertible or exchangeable securities,
•	the voluntary liquidation of the Company prior to the end of its statutory term, and
•	changing the corporate purpose and/or the name of the Company.

     Special meetings of shareholders of a certain category of shares are required for any modification of the rights derived from such category of shares. The resolutions of the shareholders’ general meeting affecting these rights are effective only after the approval by the relevant special meeting.

Annual ordinary meetings

     The French law requires the Board of Directors to convene an annual ordinary general meeting of shareholders to approve the annual financial statements. This meeting must be held within six months of the end of the Company’s fiscal year.

This period may be extended by an order of the President of the Tribunal de Commerce (Commercial Court). The Board of Directors may also convene an ordinary or extraordinary general meeting of shareholders upon proper notice at any time during the year. If the Board of Directors fails to call such a meeting, the Company’s statutory auditors may call the meeting. In case of a bankruptcy, the liquidator or the court-appointed agent may also call a shareholders’ meeting in some instances. Any of the following may request the court to appoint an agent:

•	one or several shareholders holding at least 5% of the Company’s share capital,
•	any interested party, including the workers’ committee, in cases of urgency, and
•	certain duly qualified associations of shareholders who have held their shares for at least two years and who together hold a specified percentage of the voting rights of the Company.

Notice of shareholders’ meetings

     The Company must announce general meetings at least 30 days in advance by means of a preliminary notice (avis de réunion) which is published in France in the Bulletin des annonces légales obligatoires, or BALO. This preliminary notice must be sent to the Commission des Opérations de Bourse, or COB. It must contain, among other things, the time, date and place of the meeting, the agenda of the meeting and a draft of the resolutions to be submitted to the shareholders, a description of the procedures which holders of bearer shares must follow to attend the meeting and the procedure for voting by mail.

     Additional resolutions to be submitted for approval by the shareholders at such meeting may be proposed to the Board of Directors within 10 days of the publication of the preliminary notice in the BALO by:

•	one or several shareholders holding a specified percentage of shares (determined on the basis of a formula relating to capitalization), or
•	a duly qualified association of shareholders who have held their shares for at least two years and who together hold a specified percentage of voting rights.

     The Board of Directors must submit these resolutions to a vote of the shareholders.

     At least 15 days prior to the date set for a general meeting on first call, and at least six days before any second call, the Company must send a final notice (avis de convocation) containing the final agenda and other information for the meeting. This notice must be sent by mail to all holders of registered shares who have held such shares for more than one month prior to the issuance of the final notice and published in a newspaper authorized to publish legal announcements in the local administrative department in which the Company is registered, as well as in the BALO, with prior notice having been given to the COB.

     In general, shareholders can only take action at shareholders’ meeting on matters listed on the agenda for the meeting. As an exception to this rule, shareholders may take action with respect to the dismissal of directors even though these actions have not been included on the agenda.

     During the 15 days preceding a shareholders’ meeting, any shareholder may submit to the Board of Directors written questions relating to the agenda for the meeting. The Board of Directors must respond to these questions.

Attendance and voting at shareholders’ meetings

     Attendance and exercise of voting rights at ordinary general meetings and extraordinary general meetings of shareholders are subject to certain conditions specified in French law and in the Company’s statuts. There is no requirement that a shareholder have a minimum number of shares in order to attend or to be represented at an ordinary or extraordinary general meeting.

     In order to participate in any general meeting, a holder of shares held in the registered form, must have its shares registered in its name in a shareholder account maintained by or on behalf of the Company by an agent appointed by the Company at least five days prior to the date set for the meeting.

     A holder of shares in bearer form must obtain a certificate from the accredited financial intermediary (intermédiaire financier habilité) with whom such holder has deposited its shares. This certificate must indicate the number of bearer shares owned by such holder and must state that such shares are not transferable until the time fixed for the meeting. The holder must deposit this certificate at the place specified in the notice of the meeting at least five days before the meeting.

Proxies and votes by mail

     In general, all shareholders who have properly registered their shares or duly presented a certificate from their accredited financial intermediary have the right to participate in general meetings. Shareholders may participate either in person or by proxy. Shareholders may vote either by proxy or by mail. In addition, our statuts provide that the Board of Directors shall have the powers to organize, within the limits of the law, the participation on voting of the shareholders by videoconference or any other telecommunication means (including via internet).

     Proxies will be sent to any shareholder on request. In order to be counted, such proxies must be received at the Company’s registered office or at such other address indicated on the notice convening the meeting prior to the date of the meeting. A shareholder may grant proxies to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the Chairman of the meeting will vote the blank proxies in favor of all resolutions proposed by the Board of Directors and against all others.

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

     Our statuts currently provide that no one shareholder or group of shareholders shall be able to exercise, directly or indirectly, at any meeting of shareholders, votes representing more than 20% of the total number of voting rights then outstanding. The shareholders’ meeting to be held on June 26, 2002 will be asked to adopt a resolution whose purpose is to remove this provision from the Company’s statuts.

Quorum

     French company law requires that shareholders having at least 25% of the shares entitled to voting rights must be present in person or voting by mail or by proxy and, as provided for by the statuts, by videoconference or by any means of telecommunication allowing them to be identified, to fulfill the quorum requirement for:

•	an ordinary general meeting, and
•	an extraordinary general meeting deciding upon an increase in the Company’s share capital through incorporation of reserves, profits or share premium.

     The quorum requirement is 33 1/3% of the shares entitled to voting rights, on the same basis, for any other extraordinary general meeting.

     If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned ordinary meeting is resumed, there is no quorum requirement. No quorum is required when an adjourned extraordinary general meeting is resumed only to approve an increase in share capital through incorporation of reserves, profits or share premium. In the case of any other resumed extraordinary general meeting, shareholders having at least 25% of outstanding voting rights must be present in person or voting by mail or by proxy and, as provided for by the Company’s statuts, by videoconference or by any means of telecommunication allowing them to be identified for a quorum. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation by the shareholders may take place without a quorum. However, only questions which were on the agenda of the adjourned meeting may be discussed and voted upon.

Majority

     A simple majority of the votes cast is required to pass a resolution at an ordinary general meeting or a resolution at an extraordinary general meeting deciding upon any capital increase by incorporation of reserves, profits or share premium. A two-third majority of the votes cast is required for any other resolution proposed at an extraordinary general meeting.

     However, a unanimous shareholders vote is required to increase liabilities of shareholders.

     Abstention from voting by those present either in person, or, as provided for by the Company’s statuts, by videoconference or by any means of telecommunication allowing them to be identified, or represented by proxy but not voting is viewed as a vote against the resolution submitted to a shareholder vote.

Financial statements and other communications with shareholders

     In connection with any shareholders’ meeting, the Company is required to provide to any shareholder who so requests a set of documents, including the Company’s annual report and a summary of the results of the five previous fiscal years. French company law requires that a special report be provided to the ordinary shareholders’ meeting regarding stock options authorized and/or granted by the Company.

Procedure for ADS holders to vote

     Effective as of April 10, 1998, the Company and The Bank of New York, as Depositary, amended the deposit agreement governing the ADSs of the Company. This amendment was intended to simplify the procedures enabling ADS holders to effectively vote the shares underlying their ADSs. Pursuant to these amended procedures, all beneficial owners of ADSs as of the record date fixed for a given shareholders’ meeting shall receive, among other materials, a summary in English or an English version of the notice of such meeting and a copy of the materials provided by the Company to enable the beneficial owners to give voting instructions regarding the resolutions being considered by the meeting.

     In order to instruct the Depositary to vote the shares underlying their respective ADSs, beneficial owners must complete, sign and return the voting instruction card or form provided to the person indicated thereon. In signing and returning the card or form, the beneficial owner (a) certifies that it was the beneficial owner on the record date of the ADSs being voted and is entitled to exercise the right to vote with respect thereto, (b) undertakes to be the beneficial owner of such ADSs during the five calendar days immediately prior to and on the meeting date, and (c) certifies or undertakes such other matters as may from time to time be necessary to permit the exercise of voting rights by beneficial owners of ADSs in accordance with French law or Genset’s statuts.

Dividends

     The Company’s unconsolidated statutory net income in each fiscal year, as increased or reduced, as the case may be, by any profit or loss of the Company carried forward from prior years, and as reduced by the legal reserve fund allocation described below, is available for distribution to the shareholders of the Company as dividends, subject to the requirements of French law and the Company’s statuts.

Legal reserve

     French law provides that French sociétés anonymes, such as Genset, are each required to allocate 5% of their unconsolidated statutory net profits in each fiscal year to a legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in such reserve fund is equal to 10% of the aggregate nominal amount of the issued and outstanding share capital. The legal reserve is distributable only upon liquidation of the relevant entity.

Approval of dividends

     According to French law, the Board of Directors may propose a dividend for approval by the shareholders at the annual general meeting of shareholders. If the Company has earned distributable profits since the end of the preceding fiscal year as reflected in an interim income statement certified by the Company’s auditors, the Board of Directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. The Board of Directors may declare such dividends, subject to French law, and may do so, for interim dividends paid in cash, without obtaining shareholder approval. For interim dividends paid in shares, prior authorization by a shareholders’ meeting is required.

Distribution of dividends

     Dividends are distributed to shareholders pro rata according to their respective holdings of shares. Dividends are payable to holders of shares outstanding on the date of the shareholders’ meeting approving the distribution of dividends. In the case of interim dividends, distributions are made to shareholders on the date of the Board of Directors’ meeting approving the distribution of interim dividends. The actual dividend payment date is decided by the shareholders in an ordinary general meeting or by the Board of Directors in the absence of such a decision by the shareholders. The statuts provide that the shareholders’ meeting may decide to give each shareholder the option of receiving its dividend in the form of cash or of shares.

Timing of payment

     According to French law, the Company must pay any dividends within nine months of the end of the Company’s fiscal year, unless otherwise authorized by a court order. Dividends not claimed within five years of the date of payment revert to the French State.

Changes in share capital

Increases in share capital

     Pursuant to French law, the share capital of the Company may be increased only with the approval of the shareholders at an extraordinary general meeting. Increases in the Company’s share capital may be effected by:

•	issuing additional shares,
•	issuing a new class of equity securities, or
•	increasing the nominal value of the existing shares.

     Increases in share capital by issuing additional securities may be effected by issuing such securities:

•	for cash (including in place of cash dividends as described above),
•	for assets contributed in kind,
•	by conversion of debt securities previously issued,
•	by capitalization of profits, reserves or shares premiums,
•	subject to various conditions, in satisfaction of debt incurred by the company, or
•	any combination of the above.

     Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders’ meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting. See “—Shareholders’ meeting and voting rights.”

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

Decreases in share capital

     According to French law, the share capital of the Company may be decreased only with the approval of the shareholders at an extraordinary general meeting. In the case of a capital reduction, other than a reduction to absorb losses or a reduction as part of a program to purchase the Company’s shares, all holders of shares must be offered the possibility to participate in such a reduction. The Company’s share capital may be reduced either by decreasing the nominal value of the shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless affected shareholders agree otherwise.

Preferential subscription rights

     According to French company law, if the Company issues for cash new securities giving rights, either immediately or at a later date, to subscribe to Company’s new shares, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights require the Company to give priority treatment to those shareholders. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the Euronext Paris.

     A two-thirds majority of the shares entitled to vote at an extraordinary general meeting may vote to waive preferential subscription rights with respect to any particular offering. French law requires that the Board of Directors and the Company’s independent auditors present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. The shareholders may also decide at an extraordinary general meeting to give the existing shareholders a non transferable priority right to subscribe to the new securities, during a limited period of time. Shareholders also may notify the Company that they wish to waive their own preferential subscription rights with respect to any particular offering if they so choose.

Form, holding and transfer of shares

     Genset’s statuts provide that its shares may be held in registered or bearer form.

     In accordance with French law concerning “dématérialisation” of securities, the ownership rights of holders of the shares are not represented by physical share certificates but by book entries in equity securities accounts. BNP-Paribas, on behalf of the Company, and acting as its agent, maintains a share account with Euroclear France in respect of all shares held in registered form (the “Company Share Account”). Shares are inscribed in the name of each shareholder (either directly, or, at the shareholder’s request, through such shareholder’s accredited intermediary) in separate accounts (the “Shareholder Accounts”) maintained by BNP-Paribas. Each Shareholder Account shows the name of the holder and such shareholder’s shareholdings and, in the case of shares inscribed through an accredited intermediary, shows that they are so held. BNP Paribas, as a matter of course, issues confirmations as to holdings of shares inscribed in the Shareholder Accounts to the persons in whose names the shareholdings are inscribed, but these confirmations do not constitute documents of title.

     Shares held in bearer form are held on the shareholder’s behalf by an accredited intermediary and are inscribed in an account maintained by the accredited intermediary with Euroclear France separate from the Company Share Account. Shares held in this manner are referred to as being in bearer form. Each accredited intermediary maintains a record of shares held through it and will issue certificates of inscription in respect thereof. Transfers of shares held in bearer form may only be effected through accredited intermediaries and Euroclear France.

     The Company’s statuts permit it to request Euroclear France at any time to provide the Company with the identity of the holders of bearer shares and with the number of shares so held. Furthermore, under French law, any intermediary must declare that it is acting as an intermediary and the Company may request to be provided with the identity of the shareholders on whose behalf it is acting. If anyone fails to comply with such declaration obligations or provides inaccurate or incomplete information, the owner’s voting and dividend rights will be suspended until these obligations are complied with. In addition, such voting and dividend rights may be suspended for up to five years by the Commercial Court at the request of the Company or any shareholders holding at least 5% of the share capital of the Company.

     An owner of shares resident outside France may trade shares on Euronext Paris. Should such owner, or the broker or other agent through whom a sale is effected, require assistance in this connection, an accredited intermediary should be contacted. A fee or commission is payable to the société de bourse (the French broker, accredited intermediary or other agent) involved in the transaction.

     In addition, according to French company law, shares held by any non-French resident may be held on the shareholder’s behalf in a collective account or in several individual accounts by an intermediary.

     The Company’s statuts do not contain any restrictions relating to the transfer of the shares.

     Registered shares must be converted into bearer form before being transferred on Euronext Paris and accordingly, must be registered in an account maintained by an accredited intermediary. A shareholder may initiate a transfer by giving instructions to the relevant accredited intermediary.

     Dealings in shares are initiated by the owner giving instructions (through his agent, if appropriate) to the relevant accredited intermediary. For dealings on Euronext Paris, an impôt sur les opérations de bourse, tax assessed on the price at which the securities were traded, is payable at the rate of 0.3% on transactions up to 153,000 euros and at a rate of 0.15% thereafter. The tax is subject to a rebate of 23 euros per transaction and a maximum assessment of 610 euros per transaction. However, persons who are non-residents of France are not subject to the payment of such impôt sur les opérations de bourse.

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

Requirements for holdings exceeding certain percentages

     French law provides that any individual or entity (including a holder of ADSs), acting alone or in concert with others, that acquires, directly or indirectly, more than 5%, 10%, 20%, 33 1/3%, 50% or 66 2/3% of the outstanding voting shares or the rights thereof of a listed company, or that increases or decreases its shareholding or voting rights thereof by any such percentage, must notify such company within 15 calendar days of the date such threshold has been crossed, of the number of shares it holds and the voting rights attached thereto. Such individual or entity must also notify the Conseil des marchés financiers or CMF, within five trading days of the date such threshold has been crossed. These requirements apply to registered intermediaries that hold shares on behalf of shareholders who are not French residents. In the event of a failure to comply with these legal notification requirements, the shares in excess of the relevant threshold will be deprived of voting rights until the end of a two-year period following the date on which the owner thereof has complied with such notification requirement. In addition, any shareholder who fails to comply with the above requirements may have all or part of its voting rights suspended for up to five years by the commercial court at the request of the company’s chairman, any shareholder or the COB.

     In addition, the Company’s statuts provide that every shareholder (including a holder of ADSs) who, directly or indirectly, acting alone or in concert with others, acquires ownership or control of shares representing 2%, or any multiple of 2%, of the Company’s share capital or voting rights, or whose holdings fall below any such limit, shall be required to notify the Company of such fact within 15 calendar days of such acquisition or disposition. Failure to comply with such notification provisions will result in the suspension of the voting rights attached to the shares exceeding such 2% threshold held by such shareholder if requested by one or more shareholders holding shares representing at least 2% of the Company’s share capital or voting rights. A resolution will be proposed to the shareholders’ meeting to be held on June 26, 2002, which will provide that if the accredited intermediary which holds shares on behalf of a shareholder who is not a French resident does not comply with the above mentioned notification requirements, the voting rights of the shares for which the accredited intermediary is registered cannot be exercised until such date as the notification requirement has been met.

     In addition, if the accredited intermediary knowingly fails to comply with such notification requirement, a court may, at the request of one or several shareholders representing at least 5% of the Company’s share capital, deprive the shares in excess of the relevant threshold of voting rights, and possibly dividends, for a period not to exceed 5 years.

     In order to permit shareholders to give the notice required by French law, the Company is obligated to publish information with respect to the total number of votes available as of the date of the Company’s annual general meeting in the Bulletin des Annonces Légales Obligatoires, or BALO, not later than 15 calendar days after such meeting. In addition, if the number of available votes changes by at least 5% between two ordinary general meetings, the Company is required to publish in the BALO, within 15 calendar days of such change, the number of votes then available and provide the CMF with a written notice. In order to facilitate compliance with the notification requirements provided for in French law, a holder of ADSs may deliver any such notification to the Depositary with respect to shares represented by ADSs and the Depositary shall immediately forward such notification to the Company and the CMF.

     Under COB regulations, any person or persons, acting alone or in concert with others, who acquires more than 10% or 20% of the voting rights of a listed company, must file with the CMF, the COB and such company a report disclosing its future intentions with respect to the company. Such report must be filed with the CMF, the COB and the company within 15 calendar days of the date such threshold has been crossed. The CMF makes the notice public and the person or persons who have acquired such voting rights are required to publish a press release in a financial newspaper having national circulation in France, stating whether or not such person or persons intend, within the 12-month period following the acquisition, to increase its shareholdings and request a seat on such company’s Board of Directors and whether such person or persons are acting in concert with others. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholders. Upon any change of intention, it must file a new report. These requirements also apply to registered intermediaries that hold shares on behalf of shareholders who are not French residents.

     Under French law and CMF regulations, and subject to limited exemptions granted by the CMF, any person or persons acting in concert owning in excess of 33 1/3% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

Purchase by the Company of its shares

     In accordance with French law, the Company may not subscribe for its shares but it may, either directly or through a financial intermediary acting on its behalf, purchase its own shares for one of three purposes:

•	to reduce its capital stock under certain circumstances with the approval of the shareholders at an extraordinary general meeting,
•	to provide shares for distribution to employees under a profit-sharing or stock option plan approved by the shareholders, or
•	to acquire up to 10% of its share capital if the Company’s shares are listed on a regulated market (i.e., on the Premier Marché, the Second Marché or the Nouveau Marché), subject to the filing of a note d’information that has received the approval (visa) of the COB and after obtaining approval from the shareholders at an ordinary general meeting.

     In the last case, the Company may decide to (1) keep the shares acquired, (2) sell or transfer them (including to employees under a profit-sharing plan or stock option plan) or (3) with the approval of the shareholders at an extraordinary meeting, cancel them, subject to a maximum of 10% of the outstanding share capital over any 24-month period.

     Repurchased shares held by the Company must be held in registered form. These shares must be fully paid up. Such shares are deemed to be outstanding under French law but are not entitled to dividends (these are carried forward to the next fiscal year as distributable profits) or voting rights and the Company may not exercise preferential subscription rights.

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

     See “Item 9. The Offer and Listing —Trading by the Company in its securities.”

Trading by the Company in its shares

     Under Règlement no. 90-04 of the COB, as amended, the Company may not trade in its own shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

•	trades must be executed on behalf of the company by only one intermediary or, if the issuer uses its share repurchase program in part by way of derivatives, by two intermediaries provided that the issuer is able to ensure an appropriate coordination between the intermediaries, in each trading session,
•	any block trades may not be made at a price above the current market price, and
•	each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

     If a company’s shares are continuously quoted (cotation en continu), then a trade must meet the following further requirements to be considered valid:

•	the trade must not influence the determination of the quoted price before the opening of trading, at the opening of the trading, at the first trade of the shares, at the reopening of trading following suspension, or, as applicable, in the last half-hour of any trading session or at the fixing of the closing price,
•	the trade must not be carried out in order to influence the price of a derivative instrument relating to the company’s shares, and
•	the trade must not account for more than 25% of the average total daily trading volume on the Nouveau Marché in the shares during the 3 trading days immediately preceding the trade. This last requirement applies only to trades in shares that, like ours, are eligible for the deferred settlement service.

     This third requirement does not apply to trades in blocks of shares. The first and third requirements do not apply to trades executed on behalf of an issuer by an intermediary acting in pursuance of a liquidity agreement (contrat de liquidité) complying with a charter of ethics approved by the COB.

     There are two periods during which a company is not permitted to trade in its own securities:

•	the 15-day period before the date on which the company makes its consolidated or annual accounts public; and
•	the period beginning on the date at which the company becomes aware of information that, if disclosed, would have a significant impact on the market price of its securities and ending on the date this information is made public.

     This requirement does not apply to trades executed on behalf of an issuer by an intermediary acting in pursuant of a contrat de liquidé complying with the charter of ethics approved by the COB, as mentioned above.

     After making an initial purchase of its own shares, the Company must file reports with the COB and the CMF that contain specified information about subsequent transactions. The CMF makes this information publicly available.

Material Contracts

Sale of Ceres shares

     On April 19, 2002, we sold the entirety of our shares in Ceres, Inc., a U.S. company specializing in the field of agricultural biotechnology (“Ceres”), to certain investors for an aggregate purchase price of US$ 14.6 million or approximately €16.4 million. The contracts giving effect to these sales were standard share purchase and sale agreements, and we have no ongoing obligations thereunder. These agreements contained standard representation and warranty provisions; we do not expect any future liability in connection therewith. As part of this sale, we entered into certain related agreements with Ceres and the other shareholders of Ceres terminating all our rights and obligations as shareholders of Ceres.

     In December 1997, we had entered into a series of agreements with Ceres, relating to: (i) our acquisition of an equity interest in Ceres; (ii) an agreement under which we provided sequencing and bioinformatics services to Ceres and received quarterly payments and additional Ceres equity; and (iii) an exclusive license agreement providing Ceres access, on a royalty-free basis, to certain of our sequencing and bioinformatics technologies for applications in agricultural genetics. Under the services agreement, we provided to Ceres for further research extensive libraries of cDNA clones and related bioinformatic analysis data for several plant species. We completed this agreement at the end of 2000.

Sale of the Genset Oligos Division

     On April 9, 2002, we sold our Genset Oligos division to the Proligo Division of the specialty chemicals group Degussa based in Dusseldorf (Germany), for US$ 21.5 million or approximately €25 million, pursuant to a purchase and sale agreement dated February 21, 2002 (the “Purchase and Sale Agreement”). We received US$19.5 million or approximately €21.9 million of the consideration on April 9. In addition, in accordance with the Purchase and Sale Agreement, we expect to collect a further €3.1 million from this sale before the end of 2002, between the balance of the purchase price due by Proligo, certain receivables we kept as part of the transaction and the minority stock we retained in the Australian subsidiary, which we expect to sell in the third quarter. As the transaction was structured as a cash-free transaction, the purchaser also undertook to remit to us the approximately €4.8 million in cash transferred with the business. Under the terms of the agreement, we also retained a small minority interest in the division’s Singapore subsidiary, which the purchaser has an option to purchase from us at any time over the next three years for €0.3 million.

     In connection with the sale, the Company’s oligonucleotides business in France was contributed on March 29, 2002 to a newly-formed wholly-owned subsidiary, Genset Oligos France SAS. As a result of the sale, this new subsidiary, together with all of the Company’s other oligonucleotides business dedicated subsidiaries, namely Genset Oligos Corporation, Genset KK, Genset Singapore Biotechnology, Genset Pacific (Australia) and Genset Biotechnology Limited (England), were deconsolidated effective April 9, 2002. Although the Company will account for the revenue and expenses generated by its Oligonucleotides Division in the first quarter of 2002, the sale of the Oligonucleotides Division will result in a very significant reduction in the revenue and expenses of the Company in 2002. The sale also resulted in a decrease in the headcount of the Company of approximately 200 employees.

     Under the Purchase and Sale Agreement, we undertook to buy out certain minority shareholders of the subsidiaries of the division, resulting in expenditures during the first quarter of 2002 of approximately €0.8 million.

     The Purchase and Sale Agreement contains standard representations, warranties and indemnities relating to the assets, liabilities and operations of the business sold, which are generally enforceable for a period of two years following the closing date (through April 8, 2004). Although we do not expect any significant liability to result from these provisions, there can be no assurance that the oligonucleotides business that was transferred will not incur costs for which we would be responsible.

Equity Line

     On February 20, 2002, the Company’s shareholders approved the Equity Line financing mechanism agreed between the Company and Société Générale in November 2001, and authorized by the COB, the French securities regulation authority, in January 2002. Under the two-year agreement, Société Générale will purchase shares of the Company’s stock at times determined by the Company. The quantity and value of shares the Company will issue to Société Générale will depend on the market for the Company’s shares, both in terms of price and volume. The new issuances of shares to Société Générale will be based on reference periods of five consecutive trading days selected by the Company. Depending on the volumes traded and share prices on the Nouveau Marché during the reference periods, Société Générale will purchase between 5,000 and 125,000 shares at the end of each period. As long as the price of the Company’s shares on the final day of the 5-day period exceeds the average trading price over the 5-day period, Société Générale will purchase between 7.5 % and 15% of the number of the Company’s shares traded on the Nouveau Marché during the reference period. Société Générale will pay the Company a price per share equal to 90% of the average weighted market price of the shares on the Nouveau Marché during the period. However, Société Générale will not be required to purchase shares if their purchase price would be below 3 euros per share.

     Société Générale, in its role as financial intermediary, is likely to resell all of the subscribed shares on the market. Société Générale may not however sell shares during any reference period. The Company has agreed to issue shares for a minimum amount of 5 million euros to Société Générale over the two-year period. The agreement with Société Générale provides for an initial maximum of 20 million euros, which will be increased to 30 million euros provided Genset satisfies its minimum commitment and that its share price averages over 6 euros over a period of three months. The aggregate amount of the issuances to be subscribed by Société Générale under the agreement is not guaranteed, and will depend in large part on the share price and volumes on the Nouveau Marché over the two-year period.

Celera Subscription Agreement

     In December 2000, we entered into a Database Subscription and Gene Option Agreement with Celera Genomics, a Business Unit of PE Corporation (NY). This agreement provides us with access to Celera’s human, drosophila and mouse genome and human SNP databases, as well as to its bioinformatics systems and tools. Beginning in early 2001, we fully integrated these tools into our research programs in Evry and San Diego, thereby enabling us to greatly diminish the resources spent on sequencing and mapping activities, to focus our time and efforts on adding functional and medical information to genomics data and to accelerate the speed with which all our programs could generate valuable results. Under the agreement, we pay a yearly subscription fee to Celera, and are obligated to pay to Celera a percentage of all revenues generated through the commercialization of results of our research and development programs obtained through the use of the Celera databases. In addition, under this agreement, Celera provides us with an option to obtain a license, on a gene by gene basis, to certain of its intellectual property that is not covered by the subscription.

Historic Sponsored Research Agreements

     The research and collaboration agreements listed below were entered into in the context of the Company’s previous strategy of providing genomics services and conducting sponsored research for the account of third parties. These agreements were either completed or renegotiated prior to the end of the first half of 2001. The Company is now focusing on discovering and developing targets and products for its own account.

     In March 2001, the Company renegotiated the gene discovery agreement signed with Abbott Laboratories in March 2000. Under this agreement, the Company received an up-front payment and research funding to conduct research to discover and validate disease gene targets associated with bipolar disorder and Type II diabetes. Following renegotiation of the agreement, the Company was released from performing any further research for Abbott Laboratories and recovered the intellectual property generated in its bipolar program. The Company also made a one-time payment to Abbott Laboratories and agreed to license to Abbott at a future date a protein in the area of CNS for target screening.

     In April 2000, the Company signed an agreement with Sanofi-Synthelabo to pursue a pharmacogenomics collaboration in the field of lead selection and optimization for an undisclosed CNS disease. Under the agreement, Sanofi-Synthelabo paid research funding and research milestone fees to the Company and will pay clinical milestones and royalties on any drugs developed through an active use of the data and clones provided by the Company. Such active uses notably include the chemical modification or the replacement of a given lead, or the use of data to design novel clinical studies. The Company granted to Sanofi-Synthelabo an exclusive worldwide license to use the data and clones generated in the collaboration to develop and commercialize drugs for the treatment of the selected disease. The Company completed its research obligations under this agreement in June 2001.

     In February 2000, the Company entered into an agreement with Corixa Corporation pursuant to which the Company sequenced the genome of the principal microbe responsible for acne in exchange for cash and equity payments.

     In September 1999, the Company signed a new agreement in the field of gene libraries with the Genetics Institute unit of Wyeth-Ayerst Laboratories, the pharmaceutical division of American Home Products. Under this new agreement, which replaced the previous agreement signed in July 1997, the Company provided Genetics Institute and Wyeth-Ayerst with a larger variety of potential products and targets which they have the right to use in their internal drug discovery programs. In addition to initial revenues, the Company will receive product development milestone fees and royalties on any drugs discovered using the sequences and the clones supplied by the Company.

     Under the earlier 1997 agreement with Genetics Institute, the Company provided to Genetics Institute full-length genes encoding novel human secreted proteins for inclusion in Genetics Institute’s DiscoverEase® program. That agreement provided that the Company would receive product development milestone fees and royalties on any drugs discovered using the sequences and clones supplied by the Company. Since September 1999, the Company no longer has any obligation to deliver secreted proteins to the DiscoverEase® program, but the secreted proteins already commercialized in the program remain covered by the terms of the agreement.

     In October 1998, the Company entered into a two-year pharmacogenomics collaboration with Pharmacia & Upjohn, in which it used its pharmacogenomics technologies to discover markers and genes involved in response to a Pharmacia & Upjohn compound. Under the terms of the agreement, the Company received research fees and milestone payments, and will receive clinical milestone and royalty payments on future sales of any Pharmacia compound that makes use of the results of the pharmacogenomics program. The collaboration also intended to identify potential targets for the development of new compounds. Clinical milestone and royalty payments would be awarded on the sale of any new compounds discovered, developed and commercialized by Phamacia based on the results of the collaboration.

     In August 1998, the Company entered into an exclusive license agreement with Wyeth-Lederle Vaccines, a business unit of Wyeth-Ayerst Laboratories, a division of American Home Products Corporation. Under the terms of the license agreement, the Company granted Wyeth-Lederle Vaccines an exclusive worldwide royalty-bearing licence under its know-how and patent applications covering the entire Chlamydia pneumoniae and Chlamydia trachomatis L2 genomic sequences for the development and commercialization of vaccines. In consideration of the rights granted to Wyeth-Lederle Vaccines, the Company received an initial license fee and received payments upon the achievement of certain clinical development milestones. In addition, the Company will receive royalty payments on future sales of any vaccines discovered and developed using the licensed technologies.

     In September 1996, the Company entered into a strategic alliance with Janssen Pharmaceutica N.V, an affiliate of Johnson & Johnson, for the discovery of genes associated with schizophrenia. The term of the agreement was originally for a period of two years, commencing on September 26, 1996. The parties agreed to continue research under the agreement through July 31, 2000. Pursuant to the agreement, the Company received research funding, and will receive clinical milestone and royalty payments on the development and sale of any pharmaceutical products developed using the results of the research. In anticipation of the agreement, on May 10, 1996, Johnson & Johnson Development Corporation made an equity investment in the Company of K€3,050.

     In May 1996, the Company entered into a research and development collaboration agreement with Synthélabo to discover genes involved in or associated with prostate cancer. Pursuant to the agreement, Synthélabo made an equity investment of approximately K€7,621 and agreed to provide research and development funding and milestone payments of up to an aggregate of K€54,119, as and when certain research objectives were met. In addition, the Company will receive royalty payments on any future drug sales that may result from the use of the Company’s research results. The term of the initial research program was two years. Subsequently, the Company and Synthélabo extended the research program for a third year ending in May 1999. The Company completed the research milestones defined in the contract and delivered a third gene associated with prostate cancer in April 1999.

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

     A French law dated February 14, 1996 abolished the requirement that a person who is not a resident of the European Union obtain an autorisation préalable, or prior authorization, prior to acquiring a controlling interest in a French company. However, both E.U. and non-E.U. residents must file a déclaration administrative, or administrative notice, with French authorities in connection with the acquisition of a controlling interest or an increase of controlling interest in any French company. Under existing administrative rulings, ownership of 20% or more of a listed company’s share capital or voting rights is regarded as a controlling interest, but a lower percentage may be held to be a controlling interest in certain circumstances (depending upon such factors as the acquiring party’s intentions, its ability to elect directors or financial reliance by the French company on the acquiring party).

Other

     For other limitations affecting shareholders, see “— Form, holding and transfer of shares” and “— Requirements for holdings exceeding certain percentages”.

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

Taxation on sale or disposal of shares

     Subject to the provisions of any relevant double tax treaty, persons who are not French residents for the purpose of French taxation (as well as, under certain conditions, foreign states, international organizations and certain foreign public bodies) and who have held not more than 25%, directly or indirectly, alone or with relatives, of the dividend rights (“bénéfices sociaux”) of the Company at any time during the preceding five years, are not generally subject to any French income tax or capital gains tax on any sale or disposal of shares.

     If a transfer of shares is evidenced by a written agreement, such share transfer agreement is, in principle, subject to registration formalities and therefore to a 1% registration duty assessed on the higher of the purchase price and the market value of the shares (subject to a maximum assessment of €3,049 per transfer), provided that, under certain circumstances, no duty is due if such written share transfer agreement is executed outside France.

Taxation of dividends

     In France, dividends are paid out of after-tax income. French residents are generally entitled to a tax credit, known as the avoir fiscal.

     The amount of the avoir fiscal is generally equal to:

—	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or
—	25% of the dividend paid for the other shareholders who use the avoir fiscal in 2001, and 15% of the dividend paid for such other shareholders who will use the avoir fiscal as of January 1, 2002.

     In addition, if the distribution of dividends by us gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 25%, and then 15%, will generally be entitled to an additional amount of avoir fiscal equal to:

—	50% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 25%; and
—	70% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 15%.

     As indicated below, the précompte is a tax which is paid by French companies when they distribute dividends out of certain profits which give rise to the avoir fiscal (see paragraph below relating to the précompte).

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

     Furthermore, the following countries and Territoires d’Outre-Mer and other territories have entered into treaties with France whereby tax residents of such countries and territories may, under certain circumstances, obtain from the French tax authorities a reduction (generally to a rate of 15%) of all or part of such withholding tax and a refund of the avoir fiscal (net of applicable withholding tax).

Australia	Germany (1)	Malaysia	Senegal	Venezuela
Austria	Ghana	Mali	Singapore
Belgium	Iceland	Malta	South Korea
Bolivia	India	Mauritius	Spain
Brazil	Israel	Mexico	Sweden
Burkina Faso	Italy	Namibia	Switzerland
Cameroon	Ivory Coast	Netherlands	Togo
Canada	Japan	New-Zealand	Turkey
Estonia	Latvia	Niger	Ukraine
Finland	Lithuania	Norway	United Kingdom
Gabon	Luxembourg	Pakistan	United States of America

Territoires d’Outre-Mer and Other Territories

Mayotte
New Caledonia
Saint-Pierre et Miquelon

(1)	According to a common statement of the French and German tax authorities dated July 13, 2001, German resident holders other than individuals are no longer entitled to the avoir fiscal for dividends paid as of January 1, 2001. As regards German resident individuals, a supplementary agreement to the tax treaty between France and Germany was signed by the French Republic and the Federal Republic of Germany on December 20, 2001, which provides that German resident holders, including German resident individual holders, should no longer be entitled to the avoir fiscal. Such supplementary agreement has not yet been adopted but, when adopted, should apply retroactively as of January 1, 2002.

     Treaties with some of the countries and territories listed above contain specific limitations applicable to corporate entities entitled to benefit from the avoir fiscal, or limit the rights to the avoir fiscal strictly to individual residents (as opposed to corporate entities).

     Dividends paid to non-residents of France benefiting from the avoir fiscal in accordance with a tax treaty will be subject, on the date of payment, to the withholding tax at the reduced rate provided for by such treaty (subject to certain filing formalities) rather than to the French withholding tax at the rate of 25% to be later reduced to the treaty rate; provided, however, that they establish their entitlement to such reduced rate before the date of payment.

Précompte

     Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution are generally subject to a tax known as the précompte. The précompte is paid by the distributing company to the French tax authorities and is equal to one-half of the nominal dividend distributed.

When a tax treaty in force does not provide for a refund of the avoir fiscal or when the non-resident investor is not entitled to such refund but is otherwise entitled to the benefits of a tax treaty, such investor may obtain from the French tax authorities a refund of such précompte (net of applicable withholding tax) to the extent such précompte was actually paid in cash by the Company.

Estate and gift tax.

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

Wealth tax

     In the absence of a more favorable tax treaty, the French wealth tax (impôt de solidarité sur la fortune) does not generally apply to the shares of non-French resident individual investors owning directly or indirectly less than 10% of the Company’s share capital, provided that these shares do not enable their holder to exercise influence on the Company.

Taxation of US investors

     The following is a general summary of the material United States federal income tax and French tax consequences to a beneficial owner of one or more ADSs or shares (a) who owns, directly, indirectly or through attribution, less than 10% of the share capital of the Company, (b) who is (i) a citizen or individual resident of the United States for United States federal income tax purposes, (ii) a corporation created or organized in or under the laws of the United States or any state thereof (including the District of Columbia), (iii) an estate whose income is subject to United States federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of the substantial decisions of the trust, (c) who is entitled to Treaty (as defined below) benefits under the “Limitation on Benefits” provisions contained in the Treaty, as discussed below (a “U.S. Holder”), (d) who hold the ADSs or shares as capital assets and (e) whose functional currency is the U.S. dollar. Certain holders (including, but not limited to, United States expatriates, insurance companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, securities broker-dealers, persons who acquired their ADSs or shares pursuant to the exercise of employee stock options or similar derivative securities or otherwise as compensation, and persons holding the ADSs or shares as part of a straddle, hedging conversion transaction) may be subject to special rules not discussed below. Because this is a general summary, U.S. Holders are advised to consult their own tax advisors with respect to the ownership and disposition of ADSs and shares. If a partnership holds ADSs or shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a US holder is a partner in a partnership that holds ADSs or shares, the holder is urged to consult its own tax advisor regarding the specific tax consequences of the ownership and disposition of the ADSs or shares.

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

In this regard, we refer to the income tax treaty currently in force between the United States and France, the Convention between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (the “Treaty”), entered into force on December 30, 1995 and the French tax authorities issued tax regulations regarding the Treaty application (the “Regulations”).

     Deposits or withdrawals of shares by a U.S. Holder for ADSs will not be subject to United States federal income tax.

Taxation of dividends

     In France, dividends are paid out of after-tax income. French residents are generally entitled to a tax credit, known as the avoir fiscal.

     The amount of the avoir fiscal is generally equal to:

—	50% of the dividend paid for (i) individuals and (ii) companies which own at least 5% of the capital of the French distributing company and meet the conditions to qualify under the French parent-subsidiary regime; or
—	25% of the dividend paid for the other shareholders who use the avoir fiscal in 2001, and 15% of the dividend paid for such other shareholders who will use the avoir fiscal as of January 1, 2002.

     In addition, if the distribution of dividends by us gives rise to the précompte, shareholders entitled to the avoir fiscal at the rate of 25%, and then 15%, will generally be entitled to an additional amount of avoir fiscal equal to:

—	50% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 25%; and
—	70% of the précompte paid in cash by the company for shareholders entitled to use the avoir fiscal at the rate of 15%.

     As indicated below, the précompte is a tax which is paid by French companies when they distribute dividends out of certain profits which give rise to the avoir fiscal (see paragraph below relating to the précompte).

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

     In general, under the Treaty, an Eligible U.S. Holder may receive a payment of the avoir fiscal only if such holder (or its partners, beneficiaries or grantors, if the holder is a partnership or trust) attests that it is subject to United States federal income taxes on the payment of the avoir fiscal and the related dividend. Certain entities are not entitled to the full avoir fiscal. Tax-exempt “U.S. Pension Funds”, as discussed below, and certain other tax-exempt entities (including certain State-owned institutions, not-for-profit organizations and individuals with respect to dividends beneficially owned by such individuals and derived from an investment in a tax-favored retirement account) (“Other Tax-Exempt Entities”) that own, directly and indirectly, less than 10% of the capital of the Company, and that satisfy certain filing formalities specified in the Regulations (i) are entitled to a payment, subject to French withholding tax, equal to 30/85 of the gross avoir fiscal (the “partial avoir fiscal”) and (ii) are eligible for the reduced withholding tax rate of 15% on dividends. A “U.S. Pension Fund” includes the exempt pension funds established and managed in order to pay retirement benefits subject to the provisions of Section 401(a) (qualified retirement plans), Section 403(b) (tax deferred annuity contract) or Section 457 (deferred compensation plans) of the Code.

     Dividends paid to an Eligible U.S. Holder will be subject to the reduced withholding tax rate of 15% at the time the dividend is paid if (i) such holder duly completes and provides the French tax authorities with Treasury Form RF 1 A EU-NO. 5052 (the “Form”) before the date of payment of the relevant dividend together with, if such Eligible U.S. Holder is not an individual, an affidavit attesting that it is the beneficial owner of all the rights attached to the full ownership of the ADSs or shares, including, but not limited to dividend rights, or (ii) if completion of the Form is not possible prior to the payment of dividends, such holder duly completes and provides the French tax authorities with a simplified certificate (the “Certificate”) stating that (a) such holder is a U.S. resident as defined pursuant to the provisions of the Treaty, (b) such holder’s ownership of the ADSs or shares is not effectively connected with a permanent establishment or fixed base in France, (c) such holder owns all the rights attached to the full ownership of the ADSs or shares, including but not limited to dividend rights, (d) such holder meets all the requirements of the Treaty for obtaining the benefit of the reduced rate of withholding tax and the right to payment of the French avoir fiscal, and (e) such holder claims the reduced rate of withholding tax and payment of the French avoir fiscal. Dividends paid to a U.S. Holder that is not entitled to the avoir fiscal (i.e., not an Eligible U.S. Holder) or to an Eligible U.S. Holder that has not filed a completed Form or Certificate before the dividend payment date will be subject to French withholding tax at the rate of 25%. Such holder may claim a refund of the excess withholding tax and an Eligible U.S. Holder may claim the avoir fiscal by completing and providing the French tax authorities with the Form before December 31st of the second year following the end of the calendar year during which the dividend is paid. U.S. Pension Funds and Other Tax-Exempt Entities are subject to the same general filing requirements as Eligible U.S. Holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.

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

     The Form or the Certificate, together with their respective instructions, will be provided by the Depositary to all U.S. Holders of ADSs registered with the Depositary and are also available from the United States Internal Revenue Service. The Depositary will arrange for the filing with the French tax authorities of all Forms or Certificates completed by U.S. Holders of ADSs that are returned to the Depositary within the time period specified by the Depositary in its distribution to registered U.S. Holders of ADSs.

     For United States federal income tax purposes, the gross amount of a dividend and the amount of the avoir fiscal paid to a U.S. Holder, including any French withholding tax thereon, will be included in gross income as ordinary dividend income in the year each such payment is received (which, in the case of a U.S. Holder of ADSs, will be the date of receipt by the Depositary) to the extent paid or deemed paid out of the Company’s current or accumulated earnings and profits as calculated for United States federal income tax purposes. No dividends received deduction will be allowed with respect to dividends paid by the Company. Such dividends generally will constitute foreign source “passive” or (in the case of certain holders) “financial services” income for foreign tax credit purposes. The amount of any dividend paid in euros, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euros on the date such dividend is included in income (which, for a U.S. Holder of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder generally will be required to recognize United States source ordinary income or loss upon the sale or disposition of euros, unless such U.S. Holder converts the foreign currency on the date of receipt. Moreover, a U.S. Holder may be required to recognize foreign currency gain or loss, upon the receipt of a refund of amounts, if any, withheld from a dividend in excess of the Treaty rate of 15%. Such foreign currency gain or loss generally will be United States source ordinary income or loss.

     To the extent that any distribution paid exceeds the Company’s current and accumulated earnings and profits as calculated for United States federal income tax purposes, the distribution will be treated first as a tax-free return of capital, which will cause a reduction in the adjusted basis of the U.S. Holder’s ADSs or shares. This adjustment will increase the amount of gain, or decrease the amount of loss, which the U.S. Holder will recognize if the Holder disposes of those ADSs or shares. Second, the balance of the distribution in excess of the adjusted basis will be taxed as capital gain recognized on a sale or exchange.

     French withholding tax imposed at the Treaty rate of 15% on dividends paid by the Company and on any related payment of the avoir fiscal is treated as payment of a foreign income tax and, subject to certain conditions and limitations, may be taken as a credit against such U.S. Holder’s United States federal income tax liability, or the U.S. Holder alternatively may choose to deduct all foreign taxes paid by the Holder in a particular year as an itemized deduction.

Précompte

     Amounts distributed as dividends by French companies out of profits which have not been taxed at the ordinary corporate income tax rate or which have been earned and taxed more than five years before the distribution and which give rise to the avoir fiscal are subject to a tax known as the précompte. The précompte is paid by the distributing company to the French tax authorities and is generally equal to one-half of the nominal dividend distributed.

     A U.S. Holder not entitled to the full avoir fiscal may generally obtain a refund from the French tax authorities of any précompte paid by the Company with respect to the dividends distributed. Pursuant to the Treaty, the amount of the précompte refunded to United States residents is reduced by the 15% withholding tax applicable to dividends and by the partial avoir fiscal paid to U.S. Pension Funds and other Tax-Exempt Entities. A holder is only entitled to a refund of précompte actually paid in cash by the Company (net of applicable withholding tax) and is not entitled to a refund of the précompte paid by the Company by off-setting French and/or foreign tax credits.

     A U.S. Holder entitled to the refund of the précompte must apply for such refund by filing a French Treasury form RF 1 B EU-NO. 5053 before the end of the year following the year in which the dividend was paid. The form and its instructions are available from the United States Internal Revenue Service or at the Centre des Impôts des Non Résidents (9 rue d’Uzès, 75094 Paris Cedex 2).

     For United States federal income tax purposes, the amount of the précompte paid to a U.S. Holder generally will be included in gross income as ordinary dividend income in the year such payment is received. Such amounts generally will constitute foreign source “passive” or (in the case of certain holders) “financial services” income for foreign tax credit purposes. The amount of any précompte paid in euros, including the amount of any French taxes withheld therefrom, will be equal to the U.S. dollar value of the euros on the date such précompte is included in income (which, for a U.S. Holder of ADSs, will be the date of receipt by the Depositary), regardless of whether the payment is in fact converted into U.S. dollars. A U.S. Holder generally will be required to recognize United States source ordinary income or loss upon the sale or disposition of euros.

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

     In general, for United States federal income tax purposes, a U.S. Holder will recognize capital gain or loss on the sale or exchange of ADSs or shares in the same manner as on the sale or exchange of any other shares held as capital assets, in an amount equal to the U.S. dollar value of the difference between the amount realized for the ADSs or shares and the Holder’s basis (determined in U.S. dollars) in the ADSs or shares. Such gain or loss, if any, generally will be United States source gain or loss and will be treated as long-term capital gain or loss if the ADSs or shares have been held for more than one year by the time of disposition. In the case of a U.S. Holder who is an individual, any capital gain generally will be subject to U.S. federal income tax at preferential rates if specified minimum holding periods are met. The deductibility of capital losses is subject to significant limitations.

Passive foreign investment company considerations

     A non-US corporation will be classified as a Passive Foreign Investment Company (a “PFIC”) for any taxable year if at least 75% of its gross income consists of passive income (such as dividends, interest, rents, royalties, or gains on the disposition of certain minority interests), or at least 50% of the average value of its assets consist of assets that produce, or are held for the production of, passive income. If the Company were characterized as a PFIC for any taxable year, U.S. Holders would suffer adverse tax consequences. These consequences may include having gains realized on the disposition of shares treated as ordinary income rather than capital gains and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of the shares. US holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of the shares.

French estate and gift taxes

     Pursuant to “The Convention Between the United States of America and the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritance and Gifts of November 24, 1978,” a transfer of shares or ADSs by gift or by reason of the death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to French tax unless (i) the donor or the transferor is domiciled in France at the time of making the gift, or at the time of his or her death, or (ii) the shares or ADSs were used in, or held for use in, the conduct of a business through a permanent establishment or fixed base in France.

French wealth tax

     The French wealth tax does not generally apply to the shares of a U.S. Holder who is a resident of the United States as defined pursuant to the provisions of the Treaty.

Information reporting and backup withholding

     In general, information reporting requirements will apply to dividends paid in respect of ADSs or shares and the proceeds received in the sale, exchange or redemption of the ADSs or shares by a non-corporate Holder, and a backup withholding tax at a current rate of 30% may apply to such amounts if the Holder fails to provide an accurate tax identification number or certificate of foreign status and makes any other required certification, or is otherwise exempt from backup withholding. U.S. persons who are required to establish their exempt status generally must provide Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification). Non-U.S. holders generally will not be subject to U.S. information reporting or backup withholding. However, such holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S. related financial intermediaries. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a Holder’s U.S. federal income tax liability. A Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information. Holders of ADSs or shares should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Dividends and paying agents

     Not applicable.

Statements by experts

     Not applicable.

Documents on display

     The documents referred to in this Annual Report can be read at the U.S. Securities and Exchange Commission’s public reference facilities at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549.

Subsidiary information.

     Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Currency exchange rate sensitivity

     Please see Notes 1, 6 and 10 to our Consolidated Financial Statements.

     We publish our consolidated financial statements in euros and the majority of our expenses is and will for the foreseeable future continue to be denominated in euros or euro-based currencies. The majority of our revenues, however, has until recently and may continue to be denominated in U.S. dollars, depending upon the currency of payments provided for under any major licensing agreements. In addition, the entirety of the funds obtained from the sale of our Ceres shares and Oligonucleotides Division was in U.S. dollars. See “Item 5. Operating and Financial Review and Prospects – Recent Developments.” A strengthening or weakening of the euro against the U.S. dollar could therefore significantly affect our results of operations. We have significant U.S. dollar denominated expenses that partially limit our exposure to fluctuations between the euro and the U.S. dollar. These include the expenses of our U.S. subsidiary Genset Corporation, as well as U.S. dollar denominated payment obligations of Genset S.A. pursuant to numerous contracts entered into with non-French entities. In addition, we actively limit exchange rate risks by matching the proportion of our available funds in dollars or euros with the proportion of our expected future expenses in the two currencies.

     Our balance sheet may also be affected by exchange rate fluctuations as a result of variations in the euro value of assets denominated in other currencies. As at December 31, 2001, approximately 32% of our consolidated total assets were denominated in currencies other than euros, principally U.S. dollars. This percentage will decrease significantly with the sale of the Oligonucleotides Division.

Interest rate sensitivity

     Excluding our convertible bond issuance of June 2000, which accrues interest at a fixed rate of 4.5% annually through January 1st, 2004, our cash and cash equivalent balances are greater than our debt. Consequently, the principal risk currently associated with interest rate fluctuations is that interest income could decrease as a result of a decrease in interest rates. As our net cash and cash equivalent balance decreases, the net effect of such a decrease in interest rates also diminishes.

     Our long-term debt bears interest at fixed rates between 4.25% and 8.25%.

     Please see Note 6 to our Consolidated Financial Statements.

Off-balance sheet commitments

     We do not participate in, or secure, financings for any unconsolidated limited purpose entities. At December 31, 2001, we did not have any off-balance sheet commitments other than those related to the operating leases.

Item 12. Description of Securities other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

     To Genset’s knowledge, there has been no material default in the payment of principal or interest or any other material default not cured within 30 days relating to indebtedness of Genset or any of its subsidiaries.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

PART III

Item 15. [Reserved.]

Item 16. [Reserved.]

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

Item 19. Exhibits

1.1 P****	Statuts of Genset S.A., as amended through June 30, 2001
2.1 P	Agreement to Issue Warrants dated March 11, 2002 between Genset and Société Générale (relating to the warrants underlying the Equity Line)
2.2† P	Agreement dated March 11, 2002 between Genset and Société Générale (relating to the terms and conditions of the Equity Line)
2.3*	Definitive Transaction Notice dated June 7, 2000 Made Available to the French Public upon the Issue and Listing on the Nouveau Marché of a Loan of 49,103,062 Euros, which may be Increased to 55,588,404 Euros, represented by Bonds Convertible into and/or Exchangeable for New or Existing Shares with a Principal Value per Bond of 94 Euros
2.4**	Amended and Restated Deposit Agreement, dated as of April 10, 1998, among Genset, the Bank of New York as Depositary, and Owners and Beneficial Owners of American Depositary Receipts issued thereunder
4.1 P	Stock Purchase Agreement dated April 4, 2002, between Genset and QuestMark Partners LP, relating to the purchase of shares in Ceres, Inc.
4.2 P	Stock Purchase Agreement dated March 28, 2002, between Genset and certain Purchasers relating to the purchase of shares in Ceres, Inc.
4.3†P	Database Subscription and Gene Option Agreement dated December 22, 2000, between Genset and Celera Genomics, a Business Unit of PE Corporation (NY).
4.4 #	Settlement Agreement dated as of March 29, 2001 between Genset S.A. and Abbott Laboratories
4.5 #	Amended and Restated Technology License Agreement dated as of October 19, 2000 between Genset S.A. and Ceres, Inc.
4.6*	First Supplement effective as of May 31, 2000 to the Research and License Agreement dated as of October 2, 1998 between Genset S.A. and Pharmacia and Upjohn Company
4.7*	Research Collaboration Agreement effective as of April 3, 2000 between Genset S.A. and Sanofi-Synthélabo S.A.
4.8*	Research and License Agreement dated February 15, 2000 between Genset S.A. and Abbott Laboratories
4.9*	Genomics License Agreement dated September 30, 1999 between Genset S.A. and Genetics Institute, Inc.
4.10 #	Amended & Restated Agreement effective as of August 1, 1999 between Genset S.A. and Janssen Pharmaceutica

4.11***	Amendment dated April 8, 1997 to the Commercial Lease between the Company and S.N.E.C.M.A.
4.12***	Commercial Lease, dated March 26, 1996, between the Company and S.N.E.C.M.A.
8.1	Subsidiaries of Genset (see “Item 4. Information on Genset – Organizational Structure)

†	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission
P	Filed concurrently with the Securities and Exchange Commission in paper format under cover of Form SE
#	Incorporated by reference from the 2000 Annual Report on Form 20-F filed with the SEC on June 29, 2001
*	Incorporated by reference from the 1999 Annual Report on Form 20-F filed with the SEC on June 30, 2000
**	Incorporated by reference from the Registration Statement on Form F-6 filed with the SEC on March 8, 2001
***	Incorporated by reference from the 1998 Annual Report on Form 20-F filed with the SEC on June 30, 1999
****	Amendments to the statuts have been proposed to the shareholders’ meeting on June 26, 2002

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: June 25, 2002

GENSET

By:	/s/ MARC VASSEUR

Name: Marc Vasseur Title: Chairman & Directeur Général

Report of Independent Auditors

To the directors and shareholders of Genset, S.A. :

     We have audited the accompanying consolidated balance sheets of Genset, S.A. and subsidiaries as of December 31, 2001, 2000 and 1999 and the related consolidated statements of operations, comprehensive operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2001, 2000 and 1999 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                                                                                                                      April 22, 2002

                                                                                                                                      /s/ JEAN-YVES JEGOUREL

                                                                                                                                      Ernst & Young Audit

                                                                                                                                      Paris, France

Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Year ended December 31,
	2001	2001	2000	1999

	US$	€	€	€
Research and development revenues	1,323	1,486	15,160	18,091
Oliogonucleotide sales	16,016	17,993	12,481	8,290
Grants	48	55	2,186	1,315

Total revenues	17,387	19,534	29,827	27,696

Research and development expenses	(31,724)	(35,641)	(42,301)	(42,423)
Cost of goods sold	(9,720)	(10,921)	(7,620)	(3,457)
Selling and marketing expenses	(2,271)	(2,552)	(2,452)	(1,462)
General and administrative expenses	(11,548)	(12,974)	(13,675)	(10,513)
Other special changes	(7,019)	(7,886)	—	—

Total operating expenses	(62,282)	(69,974)	(66,048)	(57,855)

Loss from operations	(44,895)	(50,440)	(36,221)	(30,159)

Interest income	2,141	2,406	2,504	1,347
Interest expense	(3,187)	(3,580)	(2,159)	(529)
Foreign exchange gain (loss)	428	481	(296)	2,984
Other income (expense), net	(320)	(360)	94	153
Equity in income (loss) of affiliated companies	(59)	(66)	9	(756)

Loss before income tax, minority interests, extraordinary items
and cumulative effect of changes in accounting principles	(45,892)	(51,559)	(36,069)	(26,960)

Income tax benefit (expense)	(635)	(714)	2,405	4,945
Minority interests	(308)	(346)	(93)	(95)
Extraordinary items, net of tax	4,794	5,385	—	—
Cumulative effect of changes in accounting principles	—	—	(628)	—

Net loss	(42,041)	(47,234)	(34,385)	(22,110)

Basic and diluted per share amount:
Loss before extraordinary items and cumulative changes in accounting principles	(5.78)	(6.49)	(4.27)	(2.97)
Extraordinary items	0.59	0.66	—	—
Cumulative effect of changes in accounting principles	—	—	0.08	—
Net loss	(5.19)	(5.83)	(4.35)	(2.97)
Weighted average number of ordinary shares outstanding	8,105	8,105	7,910	7,452

Loss per ADS (American Depositary Share)	(1.73)	(1.94)	(1.45)	(0.99)
Weighted average number of equivalent ADSs outstanding	24,315	24,315	23,730	22,356

Consolidated Statements of Comprehensive Operations

	Period ended December 31,
	2001	2001	2000	1999

	US$	€	€	€
Net loss	(42,041)	(47,234)	(34,385)	(22,110)

Change in cumulative translation adjustment	(279)	(314)	1,232	(530)
Change in value of available for sale securities	318	357	(357)	—

Comprehensive Net loss	(42,002)	(47,191)	(33,510)	(22,640)

See notes to consolidated financial statements

Certain prior years amounts have been reclassified to conform to the current year presentation.

The financial information expressed in US$ is presented solely for the convenience of the reader and is translated from euro at the noon buying rate in New York on December 31, 2001 which was US$ 0.8901 for each euro.

Consolidated Balance Sheets
(Amounts in thousands)

	December 31,
	2001	2001	2000	1999

	US$	€	€	€
Current Assets:
Cash and cash equivalents	19,279	21,660	67,752	21,148
Accounts receivable, net	6,028	6,772	6,246	8,472
Receivable from affiliates	—	—	615	595
Receivable from State	6,290	7,067	8,443	7,521
Iventory	1,055	1,185	1,482	1,267
Prepaid expenses and other current assets	3,065	3,443	4,371	1,778
Total current assets	35,717	40,127	89,009	40,781

Property and equipment, net	15,168	17,041	23,716	24,904

Other assets:
Research and development tax credit receivable, less current portion	6,723	7,554	10,269	10,643
Intangibles Net (less accumulated amortization of K€2,867 in 2001, K€1,879 in 2000
and K€1,066 in 1999)	1,670	1,876	2,128	1,152
Other long term assets	7,296	8,197	6,409	3,466

Total assets	66,574	74,795	131,531	80,946

See notes to consolidated financial statements

Certain prior years amounts have been reclassified to conform to the current year presentation.

The financial information expressed in US$ is presented solely for the convenience of the reader and is translated from euro at the noon buying rate in New York on December 31, 2001 which was US$ 0.8901 for each euro.

Consolidated Balance Sheets
(Amounts in thousands)

	December 31,
	2001	2001	2000	1999

	US$	€	€	€
Current liabilities:
Current portion of long term debt & short term borrowings	1,925	2,163	2,113	2,851
Current portion of capital lease obligation	579	651	340	299
Accounts payable	6,876	7,725	14,123	13,562
Accrued expenses	4,363	4,902	2,793	2,221
Deferred revenues	57	64	680	1,998

Total current liabilities	13,800	15,505	20,049	20,931

Long-term debt, less current portion	1,266	1,422	3,185	4,315
Convertible Bonds	46,660	52,421	56,860	—
Capital lease obligation, less current portion	693	779	473	612

Total long term liabilities	48,619	54,622	60,518	4,927

Minority interests	824	926	594	460

Shareholders’ equity:
Common stock, euros 3 nominal value; 8,104,850 shares issued and outstanding –
December 31, 2001 and December 31, 2000 and 7,479,606 shares issues and
outstanding – December 31, 1999	21,642	24,315	24,315	22,439
Additional paid-in capital	101,212	113,709	114,189	87,957
Accumulated deficit	(119,618)	(134,388)	(87,154)	(52,769)
Less advances by the Company to fund employees’ exercise of options	(75)	(85)	(303)	(321)
Deferred compensation	(223)	(251)	(1,076)	(2,202)
Other comprehensive income	393	442	399	(476)

Total shareholders’ equity	3,331	3,742	50,370	54,628

Total liabilities and shareholders’ equity	66,574	74,795	131,531	80,946

See notes to consolidated financial statements

Certain prior years amounts have been reclassified to conform to the current year presentation.

The financial information expressed in US$ is presented solely for the convenience of the reader and is translated from euro at the noon buying rate in New York on December 31, 2001 which was US$ 0.8901 for each euro.

Consolidated Statements of Cash Flows
(Amounts in thousands)

	Year ended December 31,
	2001	2001	2000	1999

	US$	€	€	€
Cash flows from operating activities:
Net loss	(42,041)	(47,234)	(34,385)	(22,110)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization of property and equipment and intangibles	5,241	5,888	6,080	6,222
Impairment of tangible assets	3,142	3,530	—	—
Extraordinary items	(4,793)	(5,385)	—	—
(Loss)/gain on disposals of assets	(298)	(335)
Stock compensation expense	304	341	979	1,302
Non cash R&D revenue	—	—	(3,139)	(716)
Equity in loss of affiliated companies	—	(1)	(9)	—
Goodwill amortization	201	225	75	—
Provisions	218	245	11	26
Minority interests	296	332	134	116
Increase (decrease) in cash from:
Accounts receivable – trade	(816)	(917)	1,999	(2,784)
Accounts receivable – affiliates	543	611	(20)	1,330
State receivable	3,643	4,093	(549)	(5,909)
Inventory	247	279	(219)	(197)
Prepaid expenses and other current assets	1,322	1,485	(527)	(125)
Accounts payable	(4,582)	(5,148)	(471)	3,239
Accrued expenses	4,112	4,620	1,843	463
Deferred revenue	(551)	(619)	(1,317)	249
Other	(1,593)	(1,790)	177	(45)

Net cash used in operating activities	(35,405)	(39,780)	(29,338)	(18,939)

Cash flows from investing activities:
Proceeds from sales of tangible assets	1,148	1,290	363	—
Purchases of property and equipment	(3,359)	(3,774)	(3,464)	(5,377)
Other intangible assets	(660)	(742)	(1,686)	(880)

Net cash used in investing activities	(2,871)	(3,226)	(4,787)	(6,257)

Cash flows from financing activities:
Proceeds from loans	364	409	1,011	—
Proceeds from convertible bonds	—	—	55,588	—
Convertible bonds issuance costs	—	—	(2,062)	—
Repayment of convertible bonds	(1,231)	(1,383)	—	—
Repayment of loans	(1,881)	(2,113)	(2,851)	(3,260)
Principal payments on capital lease obligations	(447)	(502)	(168)	(230)
Cash proceeds from sale of common stock	197	222	28,254	721

Net cash (used in) provided by financing activities	(2,998)	(3,367)	79,772	(2,769)

Effect of exchange rate changes on cash and cash equivalents	247	281	957	(1,091)
Net increase (decrease) in cash and cash equivalents	(41,027)	(46,092)	46,604	(29,056)
Cash and cash equivalents, beginning of period	60,306	67,752	21,148	50,204

Cash and cash equivalents, end of period	19,279	21,660	67,752	21,148

See notes to consolidated financial statements

The financial information expressed in US$ is presented solely for the convenience of the reader and is translated from euro at the noon buying rate in New York on December 31, 2001 which was US$ 0.8901 for each euro.

Consolidated Statements of Shareholders’ Equity
(amounts in thousands of euros, except share data)

	Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Advances to Shareholders	Deferred Compensation	Other Comprehensive Income	Share- holders’ Equity
	Shares	Amount

At January 1, 1999	7,419,706	19,229	90,067	(30,659)	(35)	(3,413)	54	75,243

Exercise of stock options from €4.39 to
€34.30 per share	59,900	175	828	—	—	—	—	1,003
Exercise of options and warrants funded by
advances to shareholders	—	—	—	—	(286)	—	—	(286)
Deferred compensation arising from stock option
grants	—	—	93	—	—	(93)	—	—
Subscription of warrants	—	—	4	—	—	—	—	4
Conversion of nominal value from FF17 to €3	—	3,035	3,035	—	—	—	—	—
Amortization of deferred compensation	—	—	—	—	—	1,304	—	1,304
Translation adjustment	—	—	—	—	—	—	(530)	(530)
Net loss	—	—	—	(22,110)	—	—	—	(22,110)

At December 31, 1999	7,479,606	22,439	87,957	(52,769)	(321)	(2,202)	(476)	54,628

Exercise of stock options from €4.39 to €68.45 per share	553,731	1,662	15,010	—	—	—	—	16,672
Exercise of warrants from €4.39 to €87.51 per share	16,750	50	1,213	—	—	—	—	1,263
Capital increase	54,763	164	10,149	—	—	—	—	10,313
Exercise of options and warrants funded by advances to shareholders	—	—	—	—	18	—	—	18
Deferred compensation arising from stock option grants	—	—	(148)	—	—	148	—	—
Subscription of warrants	—	—	8	—	—	—	—	8
Amortization of deferred compensation	—	—	—	—	—	978	—	978
Translation adjustment	—	—	—	—	—	—	1,232	1,232
Change in value of available for sale securities	—	—	—	—	—	—	(357)	(357)
Net loss	—	—	—	(34,385)	—	—	—	(34,385)

At December 31, 2000	8,104,850	24,315	114,189	(87,154)	(303)	(1,076)	399	50,370

Deferred compensation arising from stock option grants	—	—	(484)	—	—	484	—	—
Exercise of options and warrants funded by advances to shareholders	—	—	—	—	218	—	—	218
Subscription of warrants	—	—	4	—	—	—	—	4
Amortization of deferred compensation	—	—	—	—	—	341	—	341
Translation adjustment	—	—	—	—	—	—	(314)	(314)
Change in value of available for sale investment value	—	—	—	—	—	—	357	357
Net loss	—	—	—	(47,234)	—	—	—	(47,234)

At December 31, 2001	8,104,850	24,315	113,709	(134,388)	(85)	(251)	442	3,742

At December 31, 2001 (thousands of $)		21,642	101,212	(119,618)	(75)	(223)	393	3,331

See notes to consolidated financial statements

The financial information expressed in US$ is presented solely for the convenience of the reader and is translated from euro at the noon buying rate in New York on December 31, 2001 which was US$ 0.8901 for each euro.

Genset SA

Notes to Consolidated Financial Statements

1.    Nature of business and summary of significant accounting policies

     Nature of business. Genset, S.A. (the “Company”) is incorporated as a société anonyme or limited liability corporation under the laws of the Republic of France. The Company was organized in 1989 to discover, develop and market products derived from DNA and genetics research.

     In 2001, the Company launched the operational phase of its “GENSET PHARMA” initiative: the generation of a pipeline of validated targets and drug candidates in the fields of metabolic and central nervous system disorders. As part of this new strategy, the Company conducted a social plan at its Genomics Research Center in Evry, France, reducing the number of employees by approximately 80. Also as part of the new strategy, the Company decided to explore the sale of its Oligonucleotides Division, which had over time become less strategic to the Company’s core business. See “Subsequent Events” below.

     Under the new strategy, the Company decided to no longer enter into service agreements or limited gene discovery or pharmacogenomics sponsored research agreements for the benefit of others. The Company completed the research required under all its existing agreements, other than the February 2000 gene discovery agreement with Abbott, which was renegotiated to be consistent with the new strategy. This change in strategy has and will continue to have a major impact on the size and timing of research and development revenues. These revenues decreased dramatically in 2001.

      Basis of preparation. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Actual results could differ from those estimates.

     The financial information expressed in U.S. dollars is presented solely for the convenience of the reader and is translated from euros at the noon buying rate in New York on December 31, 2001, which was US$ 0.8901 for each euro. Certain prior year amounts have been reclassified to conform to the current year presentation.

     Scope of consolidation. The consolidated financial statements include the financial statements of the Company and all significant subsidiaries which are effectively controlled, either directly or indirectly, by the Company. Companies over which the Company exercises significant influence are accounted for using the equity method.

     All intercompany accounts and transactions of consolidated companies have been eliminated. The fiscal year-end is December 31 for all subsidiaries and affiliates.

Name of Subsidiaries	Headquarters	Percentage of Ownership	Consolidation method

Genset Corp	10665 Sorrento Valley Road San Diego, CA 92121, USA	100%	consolidation
Genset Oligos Corp	505 Coast Blvd South La Jolla, CA 92037, USA	100%	consolidation
Genset KK	SCB #3-Kyoto Research Park 1 Awata-cho Chudoji Shimogyo-Ku, Kyoto 600—8815, Japan	100%	consolidation
Genset Singapore Biotechnology Pte Ltd	The Alpha bldg #04-28 Singapore Science Park II 10 Science Park Road, Singapore 117684	52.60%	consolidation
Genset Pacific	P.O.Box 3088 – Level 5, T-Block Southern Cross University Lismore NSW 2480, Australia	75%	consolidation
Genset Biotechnology Limited	27, New Bond Street, London W1Y 9, England	100%	consolidation

Changes in the scope of consolidation

2001
     In December 2001, the Company sold its 50% interest in SurGen to the Royal College of Surgeons in Ireland, the owner of the other 50% of SurGen, for one Irish pound. The Company’s share in SurGen’s results of operations have been included in the consolidated financial statements up to the disposal date.

     Effective January 1, 2001, Genset Corporation contributed the entirety of its oligonucleotides business to a newly formed wholly-owned subsidiary, Genset Oligos Corporation. Genset Corporation kept all its research and development activities. This was accounted for similar to a “pooling” as the transaction was among entities under common control.

2000
     In January 2000, the Company acquired a 75% interest in Genset Pacific. Total consideration of K€370 was paid through cash and contribution of assets. Goodwill generated on the acquisition amounted to K€302.

     In January 2000, the Company formed Genset Biotechnology Limited, to develop its oligonucleotides business in the United Kingdom.

1999
     Effective July 1, 1999, the Company discontinued equity accounting of its investment in Ceres as it no longer had significant influence in the entity. Consequently, the Company’s interest in Ceres has been reflected at its July 1, 1999 equity method carrying value under the caption “other long-term assets.”

     Translation of financial statements of foreign subsidiaries. Each foreign entity’s results are measured in the currency in which that entity primarily conducts its business (the functional currency). The local currency is the functional currency for the Group’s foreign subsidiaries. The reporting currency of the Company is the euro. For consolidation purposes, the financial statements of entities whose functional currency is other than the euro are translated into euro equivalents at exchange rates as follows: (1) balance sheet accounts at year-end rates; and (2) income statement accounts at weighted average exchange rates for the year. Translation gains or losses are recorded in shareholders’ equity, and transaction gains and losses are reflected in net income. A translation loss on the subsidiaries’ current accounts of K€1,507 has been recorded as a Cumulative Translation Adjustment.

     Revenue recognition. Revenues from sales of synthetic DNA and related products are recognized upon shipment. Revenues from research collaborations with strategic alliance partners are recognized on a basis consistent with the performance requirements of the contract. Certain fees payable to the Company under these contracts are milestone-related and are due in accordance with the terms of each contract when the milestone is achieved. The Company recognizes this milestone-related revenue only when each milestone has been fully performed. Costs incurred under these contracts are considered costs in the period incurred, regardless of when the related revenue is recognized. Payments received in advance of performance are recorded as deferred revenue.

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

     In December 1999, the Securities and Exchange Commission (the “SEC” issued Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”). The Company has evaluated the impact of SAB 101 on the accounting for up-front fees received prior to October 1, 2000. The cumulative effect of the change in accounting principle resulted in a loss corresponding to the deferral of the K€628 revenue recorded in 1999. The following table presents sales, net income and per share information for the year ended December 31, 1999 as if the new principle had been applied:

1999

Sales	27,068
Net income (loss)	(22,738)
Per basic share	(3.05)

     K€597 of the deferred K€628 were recognized in 2000. The residual amount was recognized in 2001.

     Research and development expenses and related tax credit. Research and development costs are expensed as incurred. Such expenses form the basis for a tax credit in France, which is recorded as a current tax benefit in the period in which the qualifying expenses are incurred and the credit claimed. The credit is recoverable in cash, if not used to offset taxes payable, in the fourth year following its generation.

     The tax credit amounted to nil in 2001, K€2,549 in 2000 and K€5,004 in 1999.

     Concentration of credit risk and significant customers. The Company’s customers consist principally of pharmaceutical companies, research centers, hospitals and other state- and privately-owned entities throughout Europe, the United States and Asia. The Company performs ongoing credit evaluations of its customers’ financial condition, and generally no collateral is required. The Company maintains provisions for potential credit losses, and such losses have been within management’s expectations. The activity in the allowance for doubtful accounts may be summarized as follows:

In thousands of euros	2001	2000	1999

Allowance balance as of January 1	105	80	64
Amounts charged to expense	263	31	16
Amounts written off	(18)	(6)	—

Allowance balance as of December 31	350	105	80

     In 2001, five strategic alliance partners accounted for K€1,486, or 8% of consolidated revenues. Amounts receivable from these five partners as of December 31, 2001, totaled K€57.

     In 2000, six strategic alliance partners accounted for K€15,160, or 51% of consolidated revenues. Amounts receivable from these six partners as of December 31, 2000, totaled K€1,821.

     In 1999, seven strategic alliance partners accounted for K€18,091, or 65% of consolidated revenues. Amounts receivable from these seven partners as of December 31, 1999, totaled K€5,829.

     Research and development revenues have dramatically decreased in 2001 following the implementation of the Company’s new strategy (see Nature of Business above).

     Deferred compensation. During the years ended December 31, 2001, 2000 and 1999, the Company recorded compensation expense related to stock options of K€341, K€978 and K€1,303, respectively. The Company will record an aggregate compensation expense of approximately K€251 over the remaining vesting period of the options in future years.

     In March 2000, the Financial Accounting Standards Board issued FASB Interpretation No.44, Accounting for Certain Transactions Involving Stock Compensation, an interpretation of APB Opinion No.25. The Interpretation requires that stock options that have been modified to reduce the exercise price be accounted for as variable. The Company repriced stock options in June 1999, and in accordance with generally accepted accounting principles at that time, accounted for the repriced stock options as fixed. As a result of adopting the Interpretation, the Company is required since July 1, 2000 to apply variable accounting to these options. Consequently, if the market price of the Company’s stock increases it will recognize additional compensation expenses that it otherwise would not have incurred. There was no compensation expense related to the repriced stock options in 2001.

     Net loss per share. The Company conforms to Statement of Financial Accounting Standards No. 128 “Earning Per Share” (“SFAS 128”). As net losses have been reported in all periods presented, the dilutive effects of warrants and stock options were excluded from the calculation of net loss per share as including them would have the effect of reducing the loss per share.

     Cash and Cash equivalents. The Company considers all highly liquid investments with insignificant interest rate risk and purchased with an original maturity of three months or less to be cash equivalents. Such cash equivalents totaled K€19,318, K€67,071 and K€20,211 as of December 31, 2001, 2000 and 1999, respectively.

     Cash equivalents include marketable securities, which are principally money market funds and short-term certificates of deposit. The cost associated with such securities approximates fair value.

     The Company recorded a net exchange loss of K€255 in 2001, a net exchange gain of K€1,340 in 2000, and a net exchange gain of K€1,236 in 1999, in connection with operations realized on foreign currency investments.

     Inventories. Inventories are stated at the lower of weighted average cost or market and consist primarily of materials and supplies. The Company’s inventories comprised raw materials and supplies valued at K€1,185, K€1,482 and K€1,267 as of December 31, 2001, 2000 and 1999, respectively. Provision is made for obsolete and slow-moving inventories. No provisions were recorded in 2001, 2000 or 1999.

     Property and equipment. Property and equipment are stated at cost of acquisition. Costs incurred in connection with developing or obtaining software for internal use are capitalized. Depreciation is charged to expense over the expected useful lives of the assets as follows:

	Method	Period
Leasehold improvements	straight-line	5 to 10 years
Laboratory equipment	accelerated	3 to 5 years
Computer equipment	straight-line	3 years
Office furniture	straight-line	5 to 7 years
Office equipment	straight-line	5 years

     Assets under capital leases are amortized over the shorter of the term of the related lease or the useful life of the asset. Amortization of capital leases is included in depreciation expense.

     Intangible assets. Intangible assets include principally patent development costs. Such costs, mainly legal fees, related to the obtaining of patents, are capitalized and amortized on a straight-line basis over five years.

     Impairment of long-lived assets. Property and equipment and intangible assets are written down when, as a result of events or changes in circumstances, their recoverable value appears to be permanently less than their carrying value. Impairment is principally determined by comparing their carrying value with the undiscounted cash flows the assets are expected to generate. Should the above comparison indicate that an asset is permanently impaired, the write-down recognized is equivalent to the difference between carrying value and fair value. Fair value is determined on the basis of discounted cash flows or by reference to replacement cost for used equipment, cost of alternative technologies or recent transactions for similar businesses, or market prices.

     Other long-term assets. Investments are stated at cost. They are written down when the recoverable value is permanently impaired.

     Debt and equity securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

     Income taxes. Deferred taxes are measured using the liability method. Under this method, deferred tax assets and liabilities are recognized on (i) temporary differences between the tax and carrying amounts of assets and liabilities and (ii) tax loss carry forwards. They are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

     Employee stock option plans. The Company adopted the disclosure provisions of Statement of Financial Accounting Standards No. 123 (“SFAS 123”), “Accounting for Stock Based Compensation.” As permitted by SFAS 123, the Company has elected to continue to account for its employee stock option plans in accordance with the provisions of the Accounting Principles Board opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” which requires that compensation expense be recorded when the option exercise price is less than the market value of the underlying share on the grant date.

     Foreign currency. Forward foreign exchange contracts are utilized to manage the risk associated with currency fluctuations on certain firm sales or expenses denominated in foreign currencies. The company does not engage in currency speculation. The Company’s forward foreign exchange contracts are primarily denominated in US$ and are for periods consistent with the terms of the underlying transactions, generally one to three months. The forward foreign exchange contracts relate to firm, foreign currency sales or expenses and are designated and effective as hedges of firm, identifiable foreign currency commitments; accordingly, the gains and losses resulting from the impact of currency exchange rate movements on these contracts are not recognized in operations until the underlying hedged transactions are recognized. Upon recognition, such gains and losses are recorded in operations as an adjustment to the carrying amount of the underlying transactions in the period in which these transactions are recorded.

     As of December 31, 2001 and 2000, there was no foreign currency contract obligation. The aggregate amount of all foreign currency contracts obligation outstanding as of December 31, 1999 was K€2,369.

     Recent pronouncements. In June 2001, the Financial Accounting Standards Board (“FASB” issued Statement of Financial Accounting Standards (“SFAS”) No.141, “Business Combinations” and SFAS No.142, “Goodwill and Other Intangible Assets.” SFAS No.141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No.141 also specifies the criteria that intangible assets acquired in a purchase business combination must meet in order to be recognized and reported separately from goodwill. SFAS No.142 requires that goodwill and intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No.121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.” The Company does not anticipate that the adoption of the new Statements will have a significant effect on earnings or on the financial position of the Company.

     In August 2001, the FASB issued SFAS No.144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No.144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets to be held and used, to be disposed of other than by sale and to be disposed of by sale. Although the Statement retains certain of the provisions of SFAS No.121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of,” it supersedes SFAS No.121 and Accounting Principles Board (“APB”) Opinion No. 30, “Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” for the disposal of a segment of a business. The Statement is effective for financial statements issued for fiscal years beginning after December 15, 2001 and will thus be adopted by the Company as of January 1, 2002. The Company does not anticipate that the adoption of the new statement will have a significant effect on earnings or on the financial position of the Company.

     In June 1998, the Financial Accounting Standard Board issued Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” The Statement requires the Company to recognize all derivatives on the balance sheet at fair value. The adoption of the new Statement did not have any effect on earnings or on the financial position of the Company in 2001.

2.    Research and collaboration agreements

     The research and collaboration agreements listed below were entered into in the context of the Company’s previous strategy of providing genomics services and conducting sponsored research for the account of third parties. These agreements were either completed or renegotiated prior to the end of the first half of 2001. The Company is now focusing on discovering and developing targets and products for its own account.

     2001. In March 2001, the Company renegotiated the gene discovery agreement signed with Abbott Laboratories in March 2000. Under this agreement, the Company received an up-front payment and research funding to conduct research to discover and validate disease gene targets associated with bipolar disorder and Type II diabetes. Following renegotiation of the agreement, the Company was released from performing any further research for Abbott Laboratories and recovered the intellectual property generated in its bipolar program. The Company also made a one-time payment to Abbott Laboratories and agreed to license to Abbott at a future date a protein in the area of CNS for target screening.

     2000. In April 2000, the Company signed an agreement with Sanofi-Synthelabo to pursue a pharmacogenomics collaboration in the field of lead selection and optimization for an undisclosed CNS disease. Under the agreement, Sanofi-Synthelabo paid research funding and research milestone fees to the Company and will pay clinical milestones and royalties on any drugs developed through an active use of the data and clones provided by the Company. Such active uses notably include the chemical modification or the replacement of a given lead, or the use of data to design novel clinical studies. The Company granted to Sanofi-Synthelabo an exclusive worldwide license to use the data and clones generated in the collaboration to develop and commercialize drugs for the treatment of the selected disease. The Company completed its research obligations under this agreement in June 2001.

     In February 2000, the Company entered into an agreement with Corixa Corporation pursuant to which the Company sequenced the genome of the principal microbe responsible for acne in exchange for cash and equity payments.

     1999. In September 1999, the Company signed a new agreement in the field of gene libraries with the Genetics Institute unit of Wyeth-Ayerst Laboratories, the pharmaceutical division of American Home Products. Under this new agreement, which replaced the previous agreement signed in July 1997, the Company provided Genetics Institute and Wyeth-Ayerst with a larger variety of potential products and targets which they have the right to use in their internal drug discovery programs. In addition to initial revenues, the Company will receive product development milestone fees and royalties on any drugs discovered using the sequences and the clones supplied by the Company.

     Under the earlier 1997 agreement with Genetics Institute, the Company provided to Genetics Institute full-length genes encoding novel human secreted proteins for inclusion in Genetics Institute’s DiscoverEase® program. That agreement provided that the Company would receive product development milestone fees and royalties on any drugs discovered using the sequences and clones supplied by the Company. Since September 1999, the Company no longer has any obligation to deliver secreted proteins to the DiscoverEase® program, but the secreted proteins already commercialized in the program remain covered by the terms of the agreement.

     1998. In October 1998, the Company entered into a two-year pharmacogenomics collaboration with Pharmacia & Upjohn, in which it used its pharmacogenomics technologies to discover markers and genes involved in response to a Pharmacia & Upjohn compound. Under the terms of the agreement, the Company received research fees and milestone payments, and will receive clinical milestone and royalty payments on future sales of any Pharmacia compound that makes use of the results of the pharmacogenomics program. The collaboration also intended to identify potential targets for the development of new compounds. Clinical milestone and royalty payments would be awarded on the sale of any new compounds discovered, developed and commercialized by Phamacia based on the results of the collaboration.

     In August 1998, the Company entered into an exclusive license agreement with Wyeth-Lederle Vaccines, a business unit of Wyeth-Ayerst Laboratories, a division of American Home Products Corporation. Under the terms of the license agreement, the Company granted Wyeth-Lederle Vaccines an exclusive worldwide royalty-bearing licence under its know-how and patent applications covering the entire Chlamydia pneumoniae and Chlamydia trachomatis L2 genomic sequences for the development and commercialization of vaccines. In consideration of the rights granted to Wyeth-Lederle Vaccines, the Company received an initial license fee and received payments upon the achievement of certain clinical development milestones. In addition, the Company will receive royalty payments on future sales of any vaccines discovered and developed using the licensed technologies.

     1997. In December 1997, the Company entered into a series of agreements with Ceres, Inc. (“Ceres”), a company specializing in the field of agricultural biotechnology. The collaboration consisted of three parts: (i) the acquisition of an approximately 20% equity interest in Ceres by the Company; (ii) an agreement for sequencing and bioinformatics services to be provided by the Company for which Ceres made quarterly payments and issued additional equity to the Company; and (iii) an exclusive license agreement providing Ceres access, on a royalty-free basis, to certain of the Company’s technologies for applications in agricultural genetics. Ceres has since completed further rounds of financing in which the Company did not participate, thereby diluting the Company’s equity interest, which was approximately 10% as of December 31, 2001. The research services agreement was completed at the end of 2000. In December 2001, the Company initiated the process of selling its equity interest in Ceres. See “Subsequent Events” below.

     In July 1997, the Company entered into a strategic alliance with Abbott Laboratories in the field of pharmacogenomics for the development of genetic markers and diagnostic tests for the analysis of drug response. The strategic alliance comprised of three parts: (i) a subscription agreement; (ii) an exclusive 18 months research and license agreement for the development of genetic markers and discovery of genes associated with drug response to and side effects of an Abbott drug for the treatment of asthma, ZyfloTM (zileuton); and (iii) an exclusive collaboration for the marketing and development of pharmacogenomics research programs and of diagnostic systems based on the results of pharmacogenomics research. The Company received research funding under the research and license agreement. Under the agreement, the Company was also to receive clinical milestone payments and royalties if Abbott used the results of the pharmacogenomics research to develop and market diagnostic products in conjunction with ZyfloTM. The Company understands, however, that Abbott is not actively pursuing the development of ZyfloTM. Pursuant to the subscription agreement and related put option and subsequent amendments thereto, Abbott made an equity investment in the Company in September 1997 of €9.1 million and purchased an additional €10.3 million of the Company’s equity in March 2000.

     1996. In September 1996, the Company entered into a strategic alliance with Janssen Pharmaceutica N.V, an affiliate of Johnson & Johnson, for the discovery of genes associated with schizophrenia. The term of the agreement was originally for a period of two years, commencing on September 26, 1996. The parties agreed to continue research under the agreement through July 31, 2000. Pursuant to the agreement, the Company received research funding, and will receive clinical milestone and royalty payments on the development and sale of any pharmaceutical products developed using the results of the research. In anticipation of the agreement, on May 10, 1996, Johnson & Johnson Development Corporation made an equity investment in the Company of K€3,050.

     In May 1996, the Company entered into a research and development collaboration agreement with Synthélabo to discover genes involved in or associated with prostate cancer. Pursuant to the agreement, Synthélabo made an equity investment of approximately K€7,621 and agreed to provide research and development funding and milestone payments of up to an aggregate of K€54,119, as and when certain research objectives were met. In addition, the Company will receive royalty payments on any future drug sales that may result from the use of the Company’s research results. The term of the initial research program was two years. Subsequently, the Company and Synthélabo extended the research program for a third year ending in May 1999. The Company completed the research milestones defined in the contract and delivered a third gene associated with prostate cancer in April 1999.

     Aggregate revenues of K€1,486, K€15,160 and K€18,091 were recorded from these research, license and collaboration agreements in 2001, 2000 and 1999, respectively.

3.    Agreements with clinical and research institutions

     1999. In October 1999, the Company entered into a collaboration agreement with the Commissariat à l’Energie Atomique (“CEA” or France Atomic Energy Commission) for the development of a large capacity genotyping microprocessor. The initial objective of this collaboration was to develop in two years an integrated microprocessor capable of genotyping on a very large scale, at low cost and consuming minimal quantities of DNA and reagents. Given its highly innovative character and important potential for the French biotechnology industry, the project was partly supported by a grant from the French Ministry of Economics, Finance and Industry. After completing the second of three phases contemplated under the collaboration, the Company decided in May 2001 not to continue investing in this project, which is being pursued by the CEA. The Company retains non-exclusive rights to use in its research the technologies and intellectual property generated in the collaboration, and may share in any future revenue generated through the commercialization of these results.

     1997. In October 1997, the company formed a strategic research collaboration with the Royal College of Surgeons in Ireland (RCSI) to perform large scale cardiovascular genomic research programs based on association studies. As part of the collaborative arrangement, the Company and RCSI formed SurGen, a 50/50 owned dedicated joint venture located in Dublin, Ireland to conduct sample collection and storage, DNA extraction, cell immortalization, and, more generally, all operations connected with the DNA banking part of this project. In December 2001, the Company sold its interests in SurGen as the activities of the joint-venture were no longer in line with the Company’s new strategy. The Company sold its interests in SurGen to RCSI, for a nominal amount of one Irish pound. As part of the agreement, the Company was released from its ongoing obligations to finance SurGen, and RCSI will reimburse the K€556 due by SurGen to the Company over a 15-year period commencing December 2002.

     1996.    In April 1996, the Company entered into an agreement with the Centre d’Etude du Polymorphisme Humain (“CEPH”) setting out (a) the terms of the transfer to the Company of CEPH’s mapping team and of certain proprietary materials and data, and (b) the terms of a research collaboration pursuant to which the Company was to fund research conducted by CEPH relating to the genetics of aging. Beginning in 1998, the Company was involved in a legal dispute with CEPH concerning the second part of their agreement on aging research; the Company considered that CEPH had not satisfied its contractual obligations in conducting this research. In December 2001, the Company and CEPH settled their dispute, and the Company paid to CEPH a portion of the amount due under their agreement and reversed amounts previously accrued. This settlement resulted in a gain of K€2,565 that was reflected as a reduction in research and development expenses.

     1994.    Effective as of July 1994, the Company entered into an agreement with the Association Française contre les Myopathies (the “AFM”), a private non-profit association founded to combat neuromuscular diseases, and Généthon, a private non-profit association. Pursuant to this agreement, the AFM made an equity investment of approximately K€1,677 in the Company and agreed to loan the Company K€2,439. This loan was repaid as of December 31, 2000.

4.    Property and equipment

     The Company’s tangible fixed assets as of December 31 consisted of the following:

     In thousands of euros

	2001	2000	1999

Leasehold improvements	17,293	16,940	16,387
Laboratory equipment	19,322	19,983	18,017
Furnishings – office and computers equipment	11,573	10,111	8,152
Fixed assets under construction	1,041	1,659	1,833

Total cost	49,229	48,693	44,389

Less: accumulated depreciation	(32,188)	(24,977)	(19,485)

Net tangible fixed assets	17,041	23,716	24,904

     Changes in the net book value of property and equipment for the year ended December 31, 2001 were as follows:

In thousands of euros

Balance at the beginning of the year (net)	23,716
Acquisitions	3,595
Disposals	(1,667)
Depreciation expense	(5,122)
Impairment of assets	(3,530)
Foreign exchange difference	49
Balance at the end of the year (net)	17,041

     In connection with the implementation of the Company’s new strategy, tangible fixed assets relating to the Company’s sequencing activities were fully depreciated in 2001 for an amount of K€3,530.

     5.   Other long-term assets

     The Company’s other long-term assets as of December 31 consisted of the following:

In thousands of euros	2001	2000	1999

Ceres shares	5,773	4,913	2,844
Corixa shares	407	714	—
Other	2,017	782	622

Total long-term assets	8,197	6,409	3,466

     In 2001, following a continued decline in the stock price of Corixa, the Company’s investment in Corixa was written down to fair value and the corresponding write-down included in the “other expenses” line of the income statement.

     The line “Other” mainly includes deposits. The increase in 2001 consists of the following:

–	deposits were made for the new premises of Genset Corporation in the United States,
–	following the disposal of the Company’s interest in SurGen, the loan made to SurGen by the Company was reclassified from the line “receivable of affiliates” to the line “Long-term assets” in the balance sheet. As discussed in Note 3, RCSI will repay this loan in 15 installments commencing in December 2002. The loan has been reflected at its present value, which amounts to K€385.

6.    Long-term debt

     The Company’s long-term debt, which is all fixed rate, as of December 31 consisted of the following:

In thousands of euros	2001	2000	1999

Bank loans bearing interest at rates of 4.25% to 8.25%	2,899	4,612	6,556
Amounts due to the AFM	—	—	610
Convertible Bonds bearing interest at rate of 4.5%	52,421	56,860	—
Conditional interest-free loan	686	686	—

Total	56,006	62,158	7,166

Less current portion	(2,163)	(2,113)	(2,851)

Total long term debt less current portion	53,843	60,045	4,315

     Bank loans are to be repaid in monthly or quarterly installments through the year 2003. The average interest rate on these loans was 6.12% in 2001 and in 2000, and 6.53% in 1999.

     On June 27, 2000, the Company issued 591,366 convertible bonds exchangeable into new or existing Genset ordinary shares, raising aggregate net proceeds of €55.6 million. The bonds were issued at par, with a principal value of €94 per bond. The bond issuance was structured as a zero-coupon convertible bond, with no interest payments during the 3.5 year term of the bond. The bond accrues interest at a rate of 4.5% annually.

     In December 2001, the Company repurchased 69,143 convertible bonds for a total amount of €1.4 million, or €20 per share, resulting in a €6.5 million decrease in long-term debt.

     The bondholders can convert their bonds into Genset common shares at any time at a conversion rate of one share per bond. Alternatively, the Company can force early redemption or conversion of the bonds into ordinary shares at this same conversion rate if, between June 27, 2002 and December 31, 2003, the Company's ordinary shares trade at a price in excess of 120% of the principal value per bond plus accrued interest. If the bondholders decide to convert or exchange their bonds, the Company has the option either to issue them new shares or to exchange existing Genset shares the Company had previously bought. If all the bonds were converted into newly issued ordinary shares, the bondholders would hold 522,223 shares, or approximately 6% of the share capital after conversion, based on the number of shares outstanding as of December 31, 2001.

     Assuming no early conversion or redemption, the remaining bonds will be redeemed at their maturity date, January 1, 2004, at a price per bond of €109.72 or 116.72% of their principal value. The Company would be obligated to reimburse a total of €57.3 million to the bondholders on the maturity date.

     In connection with the issuance of the bonds, the Company incurred K€2,062 of issuance costs. Those costs were capitalized and reflected in the “prepaid expenses and other current assets” line of the balance sheet. They are amortized on a straight-line basis over the life of the bonds. Following the repurchase of a portion of the bonds in December 2001, the Company wrote-off K€163 of these issuance costs.

     Scheduled repayments of long-term debt are as follows:

In thousands of euros

2002	2,163
2003	1,134
2004	52,709

Total	56,006

     Interest paid in the years ended December 31, 2001, 2000 and 1999 was approximately K€173, K€387 and K€532, respectively.

7.    Shareholders’ equity

     General. As of December 31, 2001, the issued and outstanding share capital of the Company consisted of 8,104,850 ordinary shares, with a nominal value of €3 per share.

     Preemptive subscription rights. Existing shareholders have preemptive rights to subscribe for cash on a pro rata basis for any new shares issued by the Company. Shareholders, subject to certain conditions, may waive such preemptive subscription rights at an extraordinary general meeting of shareholders. Preemptive subscription rights, if not previously waived, are transferable during the subscription period relating to a particular issuance of shares.

     Warrants. Under the authorized plans approved by the Company’s shareholders, the Company issued a certain number of warrants to purchase ordinary shares.

Shares underlying the warrants

Balance as of December 31, 1998	56,900
Subscriptions	4,000
Exercised	—
Expired or Canceled	—

Balance as of December 31, 1999	60,900

Subscriptions	15,000
Exercised	(16,750)
Expired or Canceled	(7,000)

Balance as of December 31, 2000	52,150

Subscriptions	10,000
Exercised	—
Expired or Canceled	(27,900)

Balance as of December 31, 2001	34,250

     Issued warrants outstanding as of December 31, 2001 were as follows:

Shares	Exercise Price in Euros	Expiration Date

250	38.11	May 21, 2002
14,000	87.51	May 18, 2003
2,000	87.51	May 18, 2003
2,000	83.31	August 18, 2003
4,000	32.85	May 18, 2004
8,000	80.49	June 15, 2005
4,000	12.90	June 30, 2006
34,250

     Stock options. Under the authorized plans approved by the Company’s shareholders, the Company issued stock options entitling the holder the right to subscribe for one ordinary share per option under the 2001, 2000, 1999 and 1997 plans and 100 ordinary shares per option under the earlier plans. Options generally vest ratably over a four-year period from the date of grant and expire five years from the date of vesting.

     A summary of activity under the plans is as follows:

Options Outstanding	Shares	Weighted Average Price per Share in €

Balance as of December 31, 1998	1,100,868	33.49

Granted	377,600	49.10
Exercised	(59,900)	16.74
Canceled or expired	(176,801)	55.96
Balance as of December 31, 1999	1,241,767	35.85

Granted	610,390	88.94
Exercised	(553,731)	30.11
Canceled or expired	(250,707)	54.33
Balance as of December 31, 2000	1,047,719	65.39

Granted	285,250	19.22
Exercised	—	—
Canceled or expired	(815,415)	72.88
Balance as of December 31, 2001	517,554	28.13

     As of December 31, 2001, 2000 and 1999, options to purchase 249,184, 289,144 and 610,225 shares, respectively, were exercisable at weighted-average exercise prices of €31.87, €29.36 and €27.08, respectively.

     As of December 31, 2001, 1,342,975 shares were reserved for issuance to option holders (517,554 under outstanding options with exercise prices ranging from €3.00 to €125.48 plus 825,421 under options authorized but not yet granted).

     In June 1999, the Company authorized the synthetic repricing of options to purchase 64,500 shares of common stock at €79.43 per share. As discussed in Note 1, these options are subject to variable plan accounting, as defined in the FASB Interpretation No.44.

     The weighted average remaining contractual life of all options outstanding was 4.9 years as of December 31, 2001.

     In November 2001, the Company offered its employees the option to cancel their existing stock options under the 1997, 1999 and 2000 plans. The Company made a commitment to grant new stock options that would give them the right to subscribe a number of shares representing 88% of the number of shares underlying the canceled options. The new options will be granted on or after June 1, 2002, at least six months and one day after the date the Company gave effect to the eligible employees’ decision to renounce. As a result, 498,145 outstanding stock options held by 119 employees were canceled and the Company has undertaken to issue 438,432 new options.

     In addition, the Company cancelled 160,575 stock options held by the employees who left the Company in 2001 following the implementation of the restructuring plan.

     The Company has outstanding loans granted to certain employees in 1999 and 2000 in connection with their exercise of stock options. The outstanding balance of these loans, K€85 as of December 31, 2001, is shown as a reduction of shareholders’ equity.

     Pro forma information regarding net loss and loss per share is required by SFAS 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following average assumptions for 2001, 2000 and 1999, respectively: risk-free interest rate of 5% in 2001, 6.10% in 2000 and 5.75% in 1999; dividend yields of 0% in all three years; volatility factors of the expected market price of the Company’s ordinary shares of 90% in 2001, 80% in 2000 and 60% in 1999, respectively; and a weighted-average expected life of the option of five to eight years.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company’s pro forma information follows (in thousands of euros except for loss per share information):

	2001	2000	1999

Pro forma net loss	(74,254)	(34,407)	(28,072)
Pro forma loss per share	(9.16)	(4.35)	(3.77)

     The weighted-average fair values of options granted during 2001, 2000 and 1999 were as follows:

	2001	2000	1999

Options whose price was greater than market price of the underlying shares on the grant date	12.08	58.79	33.39
Options whose price was less than the market price of the underlying shares on the grant date	—	103.19	26.95

8.   Income taxes

     For financial reporting purposes, loss before income tax includes the following components:

In thousands of euros, as of December 31	2001	2000	1999

Europe	(47,256)	(36,296)	(27,987)
United States	(1,539)	(1,523)	636
Asia	2,275	1,029	296

Total	(46,520)	(36,790)	(27,055)

     The income tax benefit in 2000 and 1999 is due to research and development tax credits earned by the Company and recorded as current tax benefit.

     A reconciliation of income taxes computed at the French statutory rate (35.33% in 2001, 36.67% in 2000, 40% in 1999) to the income tax benefit is as follows:

In thousands of euros, as of December 31	2001	2000	1999

Income tax benefit computed at the French statutory rate	16,311	13,488	10,822
Impact of unused operating losses	(18,811)	(13,488)	(10,822)
Research and development tax credit	—	2,549	5,004
Other	1,784	(144)	(59)

Total	(714)	2,405	4,945

     Significant components of the Company’s deferred tax assets and liabilities consist of the following:

In thousands of euros, as of December 31	2001	2000	1999

Deferred tax liabilities:
Intangibles expensed upon acquisition for tax purposes	(418)	(728)	(270)
Deferred tax assets:
Net operating loss carry forwards	53,863	38,073	25,368
Research and development costs capitalized and amortized for tax purposes	5,804	7,926	8,290
Other	2,145	1,288	59
Total deferred tax assets	61,812	47,287	33,717
Valuation allowance	(61,344)	(46,559)	(33,447)
Net deferred tax	50	—	—

     The net deferred tax asset relates to Genset KK, a subsidiary of the Company located in Japan that is tax profitable.

     As of December 31, 2001, the Company had French net operating loss carry forwards of approximately K€151,858, of which K€117,229 has no expiration date. The remaining K€34,629 net operating loss carry forwards will expire in the years 2005 through 2006, if not utilized, as follows:

In thousands of euros, as of December 31

2005	7,753
2006	26,876

Total	34,629

     Following the sale of the Oligonucleotide business, the Company asked for an agreement in order to keep its net operating losses carry forwards with no expiration date. The Company is waiting for an answer from the French tax authorities.

     The Company also has research income tax credits receivable of K€13,109 which are recoverable, if not used to offset taxes payable, in the fourth year following their generation. Of the total amount receivable, K€2,678 is recoverable in 2002, K€5,036 in 2003 and K€2,517 in 2004. Following the completion of the ongoing tax audit, an amount of K€2,878 concerning the 1997 tax credit is also recoverable in 2002.

     The Company has U.S. net operating loss carry forwards of approximately K€4,567 which expire progressively until 2022 for federal tax purposes, and K€1,602 which expire progressively until 2012 for State of California tax purposes. The Company has net operating loss carry forwards from its subsidiaries in England and Australia of approximately K€157. The utilization of these net operating loss carry forwards is limited to the future operations of the Company in the tax jurisdictions in which such carry forwards arose.

     A tax audit is in process in France covering the years 1997 and 1998. Management does not anticipate significant liability resulting from this tax audit.

9.   Information on personnel and directors

     As of December 31, the company had the following number of employees:

	2001	2000	1999

R&D	213	322	344
Other	235	207	168

Total	448	529	512

     In connection with the implementation of its new strategy, the Company gave effect to a social plan at its Genomics Research Center in Evry, France, reducing the number of employees by approximately 80 (see Note 1).

     Salary expenses in the years 2001, 2000 and 1999 were K€30,328, K€28,193 and K€23,027, respectively.

     The aggregate amount of compensation paid by the Company to all of its directors (eight people in 2001 compared to seven people in 2000, including four independent directors who received limited compensation for services as directors, and reimbursement of expenses incidental to their attendance at Board of Directors meetings) for services in all capacities for 2001 was approximately K€1,414 compared to K€1,364 in 2000. The aggregate amount of compensation paid by the Company to all of its executive officers as a group (13 people in 2001 compared to 17 people in 2000, excluding directors) for their services in 2001 was approximately K€2,022 compared to K€2,609 in 2000.

     The Company contributes to pensions for personnel in France in accordance with French law, by contributions based on salaries to the relevant state-sponsored organizations. The Company has no further liability in connection with these plans.

     French law also requires payment of a lump sum retirement indemnity to employees based upon years of service and compensation at retirement. Benefits do not vest prior to retirement. The Company’s obligations in this matter as of December 31, 2001, 2000 and 1999 were immaterial.

     The U.S. subsidiary has adopted a retirement savings plan qualified under Section 401(k) of the Internal Revenue Code, which is a pretax savings plan covering substantially all United States employees. Under the Plan, employees may contribute up to 15% of their pretax salary, subject to certain limitations. There is no obligation to make employer contributions. The Company made no contributions in 2001, 2000 and 1999.

     As of December 31, 2001, other subsidiaries had no pension plans.

10.   Fair value of financial instruments

     As of December 31, 2001, 2000 and 1999, the carrying values of financial instruments such as cash and cash equivalents, trade receivables and payables, other receivables and accrued liabilities, and the current portions of long-term debt and capital lease obligations approximated their market values, based on the short-term maturities of these instruments. As of December 31, 2001, 2000 and 1999, the fair value of long-term debt was K€14,384, K€50,270 and K€4,194, respectively. Fair value is determined based on expected future cash flows, discounted at market interest rates, and other appropriate valuation methodologies.

     As of December 31, 2001 and 2000 there were no foreign currency contract obligations. As of December 31, 1999, the fair value of foreign currency contract obligations was K€2,369. Fair value of foreign currency contract obligations are estimated by obtaining quotes from brokers.

11.   Lease commitments

     The Company leases certain of its equipment under capital leases. Capitalized costs of approximately K€4,034, K€2,970 and K€2,815 were included in property and equipment as of December 31, 2001, 2000 and 1999, respectively. Accumulated amortization of these leased assets was approximately K€2,726, K€2,215 and K€1,767 as of December 31, 2001, 2000 and 1999, respectively.

     Future minimum lease payments under capital lease obligations due for the fiscal years ending December 31 are as follows, in thousands of euros:

2002	766
2003	413
2004	290
2005 and thereafter years	52

Total minimum lease payments	1,521
Less amount representing interest	(91)
Present value of net minimum lease payments	1,430
Less current portion	651

Long-term portion of minimum lease payments	779

     The Company leases certain office, laboratory and research facilities under operating leases which expire through 2009. The majority of these leases have nine-year terms, most of which are cancelable at the Company’s option at each three-year anniversary. Future minimum lease payments under operating leases due for the fiscal years ending December 31 are as follows, in thousands of euros:

2002	3,308
2003	3,356
2004	3,457

     Rental expense for the years ended December 31, 2001, 2000 and 1999 was approximately K€3,613, K€2,562 and K€3,943, respectively.

12.   Other special charges

     Other special charges correspond to expenses incurred in connection with the implementation of the GENSET PHARMA initiative and notably the social plan (see Note 1). They consist of the following:

In millions of euros
Redundancy costs (1)	1.4
Impairment of assets (non cash charge) (2)	3.5
Abbott settlement agreement (3)	1.7
Various fees (4)	1.3

Total	7.9

(1)	Expenses related to the cost for laying off of approximately 80 people at the Genomics Research Center in Evry.
(2)	Includes the write-off of certain assets that were primarily used in the sequencing activities,
(3)	Price paid to regain the intellectual property generated in the bipolar program and to release the Company from further research obligations for the account of Abbott.
(4)	Outside consultant fees, paid in connection with the implementation of the reorganization of the Genomics Research Center in Evry and the search for a buyer for the Oligonucleotides Division.

13.   Financial result

     Significant components of the Company’s financial result consist of the following:

In thousands of euros	2001	2000	1999

Financial expenses:
Loans interests	(405)	(537)	(529)
Convertible bond interest	(2,493)	(1,272)	—
Convertible bond issuance cost amortization	(682)	(350)	—

Total financial expenses	(3,580)	(2,159)	(529)

Financial revenues:
Money market funds and short-term certificates of deposit interests	1,854	2,426	1,333
Reversal of CEPH provision	478	—	—
Other financial revenues	74	78	14

Total financial revenues	2,406	2,504	1,347

Financial result	(1,174)	345	818

     The financial result was K€(1,174), K€345 and K€818 in 2001, 2000 and 1999, respectively.

     The Company was involved in a legal dispute with CEPH, related to a 1996 collaboration agreement. Following the settlement of the litigation (refer Note 3), interest accrued on the outstanding amounts due to CEPH was reversed in 2001.

14.   Extraordinary items

     In December 2001, the Company repurchased 69,143 bonds at a unit price of €20. The profit resulting from this early retirement of debt, amounting to K€5,385, was recorded in the “extraordinary items” line of the income statement.

15.   Segment and geographic information

Segment information

The Company has two reportable segments which are organized along its divisional lines: the Oligonucleotides Division and the Research and Development Division. The Oligonucleotides Division produces and sells various products based on pieces of synthetic DNA, or oligonucleotides, which are a principal raw material for genomics research (See Subsequent Events). The Research and Development Division conducts genomics research.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on revenues and operating income.

In thousands of euros
Oligonucleotides Division	2001	2000	1999

Total revenues	18,378	15,271	11,630
Direct costs	(17,495)	(15,004)	(9,863)
Operating income	883	267	1,767
Capital expenditures	879	2,045	417
Headcount	194	165	130

R&D Division
Total revenues	1,541	17,346	19,392
Direct costs	(34,341)	(41,933)	(41,766)
Operating loss	(32,800)	(24,587)	(22,374)
Capital expenditures	2,397	3,046	4,119
Headcount	213	322	344

Reconciliation
Intersegment revenues	(385)	(2,790)	(3,326)
Corporate general and administrative expenses not allocated to segment, including other special charges	(18,298)	(11,901)	(9,552)
Capital expenditures	319	290	457
Headcount	41	42	38

Total Genset
Revenues	19,534	29,827	27,696
Operating loss	(50,215)	(36,221)	(30,159)
Capital expenditures	3,595	5,381	4,993
Headcount	448	529	512

     Corporate general and administrative expenses not allocated to segment, including other special charges, amounted K€18,298, K€11,901 and K€9,552 for the years 2001, 2000 and 1999, respectively.

Geographic information

     Information about the Company’s and its subsidiaries’ operations by geographic area is as follows:

In thousands of euros, as of December 31	Europe	United States	Asia and Oceania	Elimination	Consolidated

2001
Sales to third parties	6,384	3,950	9,200	—	19,534
Intercompany sales	1,403	26	126	(1,555)	—

Total revenues	7,787	3,976	9,326	(1,555)	19,534
Operating loss	(53,634)	(11,188)	2,132	12,475	(50,215)
Identifiable assets	69,268	5,645	8,987	(9,105)	74,795

2000
Sales to third parties	21,157	2,313	6,357	—	29,827
Intercompany sales	795	532	206	(1,533)	—

Total revenues	21,952	2,845	6,563	(1,533)	29,827
Operating loss	(37,702)	(7,799)	907	8,373	(36,221)
Identifiable assets	127,757	2,807	5,955	(4,988)	131,531

1999
Sales to third parties	23,247	2,193	2,262	(6)	27,696
Intercompany sales	947	104	2	(1,053)	—

Total revenues	24,194	2,297	2,264	(1,059)	27,696
Operating loss	(31,193)	(5,858)	260	6,632	(30,159)
Identifiable assets	78,585	2,493	2,740	(2,872)	80,946

     Intercompany sales between geographic regions are accounted for at cost plus a gross margin.

16.   Subsequent events

     Sale of Ceres shares. On April 19, 2002, the Company sold the entirety of its shares in Ceres to certain investors for an aggregate purchase price of US$ 14.6 million or approximately €16.4 million. This resulted in a gain of approximately €10.6 million.

     Sale of the Oligonucleotides Division. On April 9, 2002, the Company sold its Oligonucleotides Division to the Proligo Division of the specialty chemicals group Degussa based in Dusseldorf (Germany), for US$ 21.5 million or approximately €25 million, with the Company retaining a small minority interest in the Division's Singapore and Australia subsidiaries. In connection with the sale, the Company’s oligonucleotides business in France was contributed on March 29, 2002 to a newly-formed wholly-owned subsidiary, Genset Oligos France SAS. As a result of the sale, this new subsidiary, together with all of the Company’s other oligonucleotides business dedicated subsidiaries, namely Genset Oligos Corporation, Genset KK, Genset Singapore Biotechnology, Genset Pacific (Australia) and Genset Biotechnology Limited (England), were deconsolidated effective April 9, 2002. Although the Company will account for the revenue and expenses generated by its Oligonucleotides Division in the first quarter of 2002, the sale of the Oligonucleotides Division will result in a very significant reduction in the revenue and expenses of the Company in 2002. The sale will also result in a decrease in the headcount of the Company of approximately 200 employees.

     Equity Line. On February 20, 2002, the Company’s shareholders approved the Equity Line financing mechanism agreed between the Company and Société Générale in November 2001, and authorized by the COB, the French securities regulation authority, in January 2002. Under the two-year agreement, Société Générale will purchase shares of the Company’s stock at times determined by the Company. The quantity and value of shares the Company will issue to Société Générale will depend on the market for the Company’s shares, both in terms of price and volume. The new issuances of shares to Société Générale will be based on reference periods of five consecutive trading days selected by the Company. Depending on the volumes traded and share prices on the Nouveau Marché during the reference periods, Société Générale will purchase between 5,000 and 125,000 shares at the end of each period. As long as the price of the Company’s shares on the final day of the 5-day period exceeds the average trading price over the 5-day period, Société Générale will purchase between 7.5 % and 15% of the number of the Company's shares traded on the Nouveau Marché during the reference period. Société Générale will pay the Company a price per share equal to 90% of the average weighted market price of the shares on the Nouveau Marché during the period. However, Société Générale will not be required to purchase shares if their purchase price would be below 3 euros per share.

     Société Générale, in its role as financial intermediary, is likely to resell all of the subscribed shares on the market. Société Générale may not however sell shares during any reference period. The Company has agreed to issue shares for a minimum amount of 5 million euros to Société Générale over the two-year period. The agreement with Société Générale provides for an initial maximum of 20 million euros, which will be increased to 30 million euros provided Genset satisfies its minimum commitment and that its share price averages over 6 euros over a period of three months. The aggregate amount of the issuances to be subscribed by Société Générale under the agreement is not guaranteed, and will depend in large part on the share price and volumes on the Nouveau Marché over the two-year period.